Form 10-K, Exhibit 13
period 1995-03-31
MACDERMID INC
filed 1995-06-27
CIK 61138

EXHIBIT 13

PORTIONS OF MACDERMID'S 1995 ANNUAL REPORT TO STOCKHOLDERS.


Except for the pages and information expressly incorporated by reference, the financial and other information included in this Exhibit 13 is provided solely for the information of the Securities and Exchange Commission and is not deemed "filed."

                              FINANCIAL HIGHLIGHTS

(In thousands, except share and per share data)
                                       1995         1994      % Change
                                   -----------------------------------
Net Sales, North America           $  93,867     $  73,861        27
   Overseas                           88,233        76,165        16
                                   -----------------------------------
     Total Revenues                $ 182,100     $ 150,026        21
                                   ===================================
Net Earnings*                      $  11,142     $   7,771        43
   Return on Sales*                     6.1%          5.2%         -
   Return on Average Equity*           18.3%         11.7%         -

Net Cash Provided by Operations    $  20,733     $  15,766        32
Research and Development Expense   $   9,644     $   6,687        44
Capital Expenditures               $   3,990     $   7,526       (47)
Long-term Debt
   (Includes Short-term Portion)   $  22,535     $   1,157     1,848
Average Shares Outstanding         3,141,855     3,567,875       (12)
Shareholders' Equity               $  53,654     $  68,169       (21)
Per Common Share
   Net Earnings*                       $3.55         $2.18        63
   Cash Dividends                      $0.60         $0.60         -
   Book Value                         $19.56        $19.11         2

                               GRAPHIC PRESENTATION
(Three horizontal bar graphs are provided here, proprietary net sales, net earnings and earnings per share. Each graph depicts one facet of results of operations for the fiscal years 1991 through 1995. The graph for proprietary net sales indicate a decline in sales in 1992, an increase in 1993, followed by a marginal increase in 1994 and a large increase in 1995. The graphs for both net earnings and earnings per share indicate increases in each year since 1991 with a substantial increase in 1995.)
                                  GRAPH VALUES

(Amounts in thousands except per share data)
                         1991      1992      1993      1994       1995
                       ------------------------------------------------
Proprietary net sales  $120,937  $115,595  $130,132  $130,601  $163,315

Net earnings           $  6,784  $  7,244  $  7,687  $  7,771  $ 11,142

Earnings per share        $1.90     $2.03     $2.16     $2.18     $3.55


* Before the cumulative effect of accounting changes which resulted in one-time after tax charges of $371,000 ($0.12/share) in 1995 and $2,082,000 ($0.58/share) in 1994. Fiscal 1995 indicates primary earnings per share.

                                      FIVE YEAR FINANCIAL REVIEW

(In thousands, except share and per share data)
OPERATING RESULTS                                1995        1994        1993       1992        1991
- -------------------------------------------------------------------------------------------------------
Net Sales                                    $ 182,100  $ 150,026     $ 156,324   $ 144,984   $ 151,359
Net Earnings<F1>                             $  11,142  $   7,771     $   7,687   $   7,244   $   6,784
    Net Earnings Per Share <F1> <F2>             $3.55      $2.18         $2.16       $2.03       $1.90
    Return On Sales (%)<F1>                        6.1        5.2           4.9         5.0         4.5
    Return On Average Equity (%)<F1>              18.3       11.7          12.1        12.7        12.9

FINANCIAL POSITION AT YEAR END
- -------------------------------------------------------------------------------------------------------
Working Capital                              $  34,711  $  34,959     $  31,050   $  27,620   $  23,301
    Current Ratio                                  1.7        2.0           1.8         1.7         1.5
Capital Expenditures                         $   3,990  $   7,526<F3> $   4,594   $   4,453   $   3,198
Total Assets                                 $ 123,305  $ 105,867     $ 107,173   $ 101,214   $ 103,252
Long-Term Debt (Includes Short-Term Portion) $  22,642  $   1,157     $   2,684   $   2,812   $   4,199
    Percent of Total Capitalization               29.7        1.7          4.0         4.4         7.0

SHARE DATA
- -------------------------------------------------------------------------------------------------------
Shareholders' Equity                         $  53,654  $  68,169     $  65,181   $  61,050   $  55,848
    Per Share                                   $19.56     $19.11        $18.27      $17.12      $15.67
Cash Dividends Per Share                         $0.60      $0.60         $0.60       $0.60       $0.60
    Payout as Percent of Net Earnings <F1>        15.9       27.6          27.8        29.5        31.5
Shares Outstanding
    Average During Year                      3,141,855  3,567,875     3,565,371   3,565,000   3,565,000
    At Year End                              2,742,533  3,567,882     3,567,382   3,565,000   3,565,000
Stock Price
    High                                       44 1/2     31            29 1/2      29          26 1/2
    Low                                        24         24 1/2        23 3/4      21          16 1/2
    Year End                                   43         26            27          28 1/8      24 1/2

<F1> Before cumulative effect of accounting changes which resulted in one-time after tax charges of
     $371,000 ($0.12/share) in 1995 and $2,082,000 ($0.58/share) in 1994.

<F2> For 1995 indicates primary earnings per share.  Fully diluted earnings per share were $3.50 for
     1995, the first period during which the dilutive effect was large enough to report.

<F3> Includes cost attributable to a new Hong Kong warehouse and office facility and is not offset by proceeds from disposal of the previous facilities which occurred in fiscal 1995 and 1994.

                          MESSAGE TO SHAREHOLDERS

   Fiscal 1995 was the third consecutive year of record earnings for MacDermid.

     Sales increased to $182.1 million from $150 million in 1994, up 21%. Earnings* increased to $11,142,000 from $7,771,000 in 1994, up
43%. Earnings per share* increased to $3.55 from $2.18 in 1994, up 63%. The significantly greater percentage increase in earnings per share was largely a result of our repurchase in August of 24% of our outstanding shares.

     MacDermid is an international specialty chemical company serving the metal finishing and electronics industries. Our focus is to increase the per share intrinsic value of the business by the combination of careful cost control, internal growth and acquisitions. We are ever mindful of our responsibilities as a corporate citizen. We know our source of sustainable competitive advantage is our employees.

     In 1995 we enjoyed growth across all product lines and in all markets, both domestic and international. This was the result of our on-going effort to run our business more efficiently, the improved economy worldwide, and the Allied-Kelite acquisition. 1995 was better than we expected.

     This year's annual report is evidence of our increased attention to cost within MacDermid. The simple black and white format resulted in lower cost. We know that elaborate reports do not lower cost or increase revenues - our clearly understood objectives.

     Our effort to improve efficiency is Company-wide in all markets and in all functions. In Europe we completed restructuring in a number of countries, reducing costs and improving effectiveness. As a result, today we are not only more competitive but more profitable. The same is true in every country in which we operate. This is important since some 52% of sales are outside the United States.

     Our effort to improve effectiveness is not focused solely on costs. We believe effectiveness is also measured in terms of customer satisfaction. We place a high priority not only on product quality but on the quality of service we give to our customers. We are committed to Total Quality Management, and teams are in place throughout the Company. For example:

     .CUSTOMER SATISFACTION TEAM
      This team, in its second year, is charged with understanding what our customers think of MacDermid and helping us respond to their suggestions. The team's actions are supported with hard data gathered through formal survey procedures.

     .ISO 9002
      We received this international certification in all major manufacturing plants: England, Spain, Taiwan, Connecticut and Michigan.

     .ON TIME DELIVERY TEAM
      This team is charged with monitoring and improving our performance in meeting our customers' shipment requirements. We have made considerable progress and we expect more.

     .PRODUCT DEVELOPMENT PROTOCOL TEAM
      We are working to reduce the cycle time and improve the success ratio in new product development.

     Research and development has always been an important priority for MacDermid. We do not look upon R&D as a discretionary expenditure. In 1995, our R&D investment was $9.6 million compared with $6.7 million in 1994. R&D, like our acquisition effort, is focused not only on broadening and improving our product line serving current markets, but also on new products in new markets, all within our core competencies. This is a long-term, on-going effort.

* Before the effects of accounting changes


     In May of 1994 MacDermid acquired the metal finishing business of Allied-Kelite (A.K.). We thought it a perfect fit for our metal finishing business as they were strong in markets we were not.
Their product line complements ours. Importantly, with A.K. came outstanding people. Because of the competent people within A.K. and within MacDermid, the merger of the two businesses went smoothly, and the results were better than expected.

     In August of 1994 we repurchased, through a tender offer, approximately 852,000 shares, 24% of our outstanding stock. The tender offered shareholders who wished to sell a price substantially higher than the market. It gave shareholders who wished to remain shareholders, in essence, a dividend. The reduced number of share outstanding gave each remaining shareholder 31% more of our future.

     Because of our improved cash flow and improved balance sheet, we were able to finance the acquisition of Allied-Kelite and the tender offer with added debt. Our cash flow is at record levels. Our debt/capital ratio is 34%. Our total debt is little more today than it was in 1990 when our earnings were $1.49 per share and our cash flow was considerably less. Nevertheless, at this juncture, a dividend increase is not planned by your Board of Directors. The Board believes shareholders are better served by utilizing excess cash flow to reduce our debt and/or to grow the Company internally and through acquisitions. We are aware that each dollar invested should produce at least one added dollar of intrinsic value to our business.

     While a lot of things have been changing at MacDermid, one thing has not - our Corporate Philosophy. It is published, as usual, on the inside cover of our annual report. Everyone at MacDermid is dedicated to conducting our business in accordance with that Philosophy.

     At MacDermid, we know we work for our shareholders. We know our stewardship will be measured, over the years, in per share terms. This is encouraged by the widespread and significant stock ownership within the Company. Through our ESOP and other plans, we, your employees, own 24% of the outstanding shares.

     This year, three of our senior Directors are not standing for reelection, having reach Board retirement age. Walter Torrance, Robert Weltzien and Francis White have served your Company with distinction. Their advice, judgment and support will be missed. We know all shareholders join us in thanking them and wishing them well.

     We begin fiscal 1996 in the best shape ever. While fiscal 1995 results have undoubtedly been helped by the economy here in the United States and internationally, they are also the result of a four-year effort to reorganize and refocus our business.

     Our effort to improve and grow is an everyday effort. We are working to make what has been accomplished but a beginning.

     We want to thank all of our associates at MacDermid who have worked hard and effectively to produce an outstanding fiscal 1995, and our shareholders for their confidence.


/s/ Harold Leever                    /s/ Daniel H. Leever

Harold Leever                        Daniel H. Leever
Chairman of the Board                President and Chief Executive Officer

                                 MACDERMID, INCORPORATED AND SUBSIDIARIES
                                       FIVE YEAR OPERATIONS REPORT

(In thousands, except per share amounts)                          Year Ended March 31
                                                --------------------------------------------------------
                                                  1995         1994        1993        1992      1991
                                                --------------------------------------------------------
Net Sales:
    Proprietary chemicals                       $163,315     $130,601    $130,132    $115,595   $120,937
    Equipment, chemicals and supplies resale      18,785       19,425      26,192      29,389     30,422
                                               ---------------------------------------------------------
                                                 182,100      150,026     156,324     144,984    151,359
Cost of sales                                     94,059       76,914      83,900      79,908     82,175
                                               ---------------------------------------------------------
    Gross profit                                  88,041       73,112      72,424      65,076     69,184
Selling, technical and administrative expenses    67,904       60,063      56,880      54,038     55,938
                                               ---------------------------------------------------------
    Operating profit                              20,137       13,049      15,544      11,038     13,246
Other income (expense):
    Interest income                                  185          300         364         384        368
    Interest expense                              (2,029)      (1,403)     (1,870)     (1,576)    (2,021)
    Foreign exchange                                (291)        (683)       (472)       (392)      (189)
    Other, net                                       145        1,161      (1,228)      1,531        (71)
                                               ---------------------------------------------------------
                                                  (1,990)        (625)     (3,206)        (53)    (1,913)
                                               ---------------------------------------------------------
    Earnings before income taxes and
     cumulative effect of accounting change       18,147       12,424      12,338      10,985     11,333
Income taxes                                       7,005        4,653       4,651       3,741      4,549
                                               ---------------------------------------------------------
    Earnings before cumulative effect
     of accounting change                         11,142        7,771       7,687       7,244      6,784
Cumulative effect of accounting change              (371)      (2,082)        -           -           -
                                               ---------------------------------------------------------
    Net earnings                                $ 10,771     $  5,689    $  7,687    $  7,244   $  6,784
                                               =========================================================
Earnings per share before cumulative effect
 of accounting change                              $3.55<F1>    $2.18       $2.16       $2.03      $1.90
Cumulative effect of accounting change             (0.12)       (0.58)        -           -          -
                                               ---------------------------------------------------------
    Net earnings per common share                  $3.43        $1.60       $2.16       $2.03      $1.90
                                               =========================================================
Average number of shares                       3,141,855    3,567,875   3,565,371   3,565,000  3,565,000
                                               =========================================================

<F1> For 1995 indicates primary earnings per share.  Fully diluted earnings per share for 1995, the first period during which the dilutive effect was large enough to report, was $3.50 before the cumulative effect of an accounting change and $3.38 after such change.

                                   MANAGEMENT'S DISCUSSION & ANALYSIS OF
                                 FINANCIAL CONDITION & RESULTS OF OPERATIONS

                                            FIVE YEAR SUMMARY
(In thousands, except per share amounts)         1995       1994        1993        1992        1991
                                              --------------------------------------------------------
Net Sales:
    North America                             $ 93,867    $ 78,861    $ 74,068    $ 73,119    $ 79,881
    Overseas                                    88,233      76,165      82,256      71,865      71,478
                                              --------------------------------------------------------
                                              $182,100    $150,026    $156,324    $144,984    $151,359
                                              ========================================================
Net Earnings<F1>                              $ 11,142    $  7,771    $  7,687    $  7,244    $  6,784
Net Earnings per Common Share<F1><F2>            $3.55       $2.18       $2.16       $2.03       $1.90
Cash Dividends Declared per Share                $0.60       $0.60       $0.60       $0.60       $0.60
Total Assets                                  $123,305    $105,867    $107,173    $101,214    $103,252
Long Term Obligations - non current           $ 18,229    $    922    $    983    $  1,348    $  1,940

<F1> Before cumulative effect of accounting changes which resulted in one-time after tax charges of
     $371,000 ($0.12/share) in 1995 and $2,082,000 ($0.58/share) in 1994.

<F2> For 1995 indicates primary earnings per share.  Fully diluted earnings per share were $3.50 for
1995, the first period during which the dilutive effect was large enough to report.


NET SALES & OPERATING PROFITS

OVERVIEW

Worldwide proprietary chemical sales were $163.3 million, an increase of 25% in fiscal 1995 over the previous year's record levels. This increase reflects the effects of new accounts in every geographic segment, improving business conditions and a business acquisition in the U.S. Total sales of $182.1 million, which increased 21%, were affected by a change during fiscal 1994 to an agency basis for certain products previously resold.

Net earnings increased for the fifth consecutive year to $11,142,000, $3.55 per share, as compared to fiscal 1994 net earnings of $7,771,000, $2.18 per share (before deducting for the cumulative effect of accounting changes in each year).


NORTH AMERICA
1995 vs 1994

Total net sales increased in North America 27% because of a strengthening economic climate strongly enhanced by the effects of the purchase of Allied-Kelite's proprietary chemical business during the first quarter of fiscal 1995 and despite reduced direct sales of process equipment.

     During the transition period following the acquisition of assets,costs of sales were affected by inventory purchased from Allied-Kelite at prices higher than MacDermid's normal replacement costs.

     Selling, technical and administrative expenses increased principally as a result of additional sales and research personnel hired in connection with the Allied-Kelite business, continuing development of imaging products, and employee incentives related to higher earnings levels.

     An increase in interest expense resulting from borrowings to finance a common stock repurchase was more than offset by an increase in the Corporation's share of earnings from Hollmuller America, a joint venture manufacturer of high quality, precision, modular, horizontal production equipment used by printed circuit and chemical machining industries, plus the effects of higher royalties received on overseas sales and reduced foreign exchange losses.

     During the first quarter of fiscal year 1995, the Corporation acquired certain assets of the Allied-Kelite Company
(a subsidiary of Witco Corporation), a major supplier of plating surface preparation proprietary chemical products to automotive and electronics hardware industries. The business, located primarily in the United States, includes licenses of technology to companies in several other countries. The acquisition cost (approximately $8.9 million), financed through short-term borrowings, included inventories,a research facility and technology. The acquisition, accounted for as a purchase, is producing consolidation cost benefits in addition to improved domestic sales coverage.

     During fiscal 1995, the Corporation adopted the provisions of Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits (SFAS 112). SFAS 112 requires accrual accounting for recognition of the postemployment cost of salary continuation benefits rather than the previously used cash basis accounting. Adoption of SFAS 112 resulted in a one-time $371,000 charge against earnings, net of income taxes. The ongoing expense effects are not material to the consolidated financial statements.

1994 vs 1993

In fiscal 1994, sales of proprietary chemical products began a recovery from the U.S. recession which started in fiscal 1990. Operating profits increased despite additional spending for research and market development in support of new programs. Net earnings in North America reflect the effects of a decline in royalty income because of lower covered sales overseas. Hollmuller America, Inc., a joint venture with a German partner, reported profits for the first time in fiscal 1994 reflecting aggressive cost reductions and standardization of certain equipment offerings. End of year sales backlogs were greatly improved over the previous year.

     During fiscal 1994, the Corporation adopted the provisions of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions (SFAS 106). Adoption of the accrual accounting, required by SFAS 106, resulted in a one-time charge against earnings, net of income taxes, of $2,082,000 in recognition of the postretirement cost of health benefits. The effect upon ongoing expense is not material.


EUROPE
1995 vs 1994

Net sales for the European group (which includes operations in Israel and South Africa) increased almost 9% despite a change in the marketing of certain resale products to an agency basis which was completed during fiscal 1994. (MacDermid now receives a commission on the covered products.) Proprietary chemical product sales, which account for 84% of the group's business, were generally improved throughout the area.

     Selling, technical and administrative expenses were reduced overall by over 6% from fiscal 1994 to size the operations more appropriately for the level of sales achieved. Operating profits in fiscal 1995 were almost double those of the previous year reflecting, in large measure, the effects of proprietary chemical sales increases and the expense reductions made in Germany during fiscal years 1994 and 1995.

1994 vs 1993

The group's net sales for fiscal 1994 were $38 million compared to $45 million for fiscal 1993. The sales decline was principally the result of changing currency exchange rates, which accounted for $4.8 million, and the change in marketing of certain resale products which accounted for another $1.1 million. Actual proprietary chemical sales were little changed overall, in terms of local currency, despite the effects of severe recession in Germany.

     Net earnings for the group were marginal in fiscal 1994
because no tax benefit was recorded in connection with 1994 losses in Germany and because of expenses incurred to make group operations more efficient.

ASIA/PACIFIC
1995 vs 1994

Total net sales for the Asia/Pacific group increased 23% to $47 million in fiscal year 1995 and earnings before income taxes increased 31%. The sales increase was principally due to new business in expanding markets, enhanced by economic recovery in certain areas, with only a small effect late in the fiscal year from a rapidly strengthening Japanese yen. Costs of sales percentages were down 2% as sales of proprietary chemical products grew much faster than sales of equipment and resale chemicals.

     Selling, technical and administrative expenses rose
8% as a new research and technical center in Japan was fully operational throughout the year and some additional expenses were incurred to support the higher sales levels. Other income and expense for fiscal 1995 includes profit on the sale of certain office and warehouse property following expansion into new quarters. This income, however, was offset by additions to reserves to cover losses by a joint venture operation, higher levels of foreign exchange losses on transactions and increased royalties paid to the parent company due to increased sales. Profits recorded in fiscal 1994 on sales of a minority interest in a Hong Kong company were not repeated in fiscal 1995.

1994 vs 1993

Total net sales of $38.2 million in fiscal 1994 were about 3% above the previous year. The group achieved real proprietary chemical sales growth with some benefit from favorable currency changes. Profits from sales of a minority interest in a Hong Kong company and profits from sales of property more than offset increased costs related to a new research group in Japan and a charge against earnings for a bad debt loss. Net earnings were 14% above fiscal year 1993.


INTEREST EXPENSE

Interest expense, net of interest income, in fiscal 1995, increased by $741,000 over fiscal 1994 following a decrease of $403,000 from the previous year. The increase in 1995 was due principally to U.S. borrowings in August 1994 to finance the purchase of treasury stock pursuant to a self-tender offer and to an increase in short-term borrowings to finance the Allied-Kelite business acquisition. The 1994 decrease was attributable to repayments of borrowings and generally lower interest rates than in 1993.


INCOME TAXES

Overall effective income tax rates increased slightly to 38.6% in fiscal 1995 from 37.5% in fiscal 1994 as compared to 37.7% in fiscal 1993. The 1995 increase and the 1994 decrease were principally attributable to changes in the amounts included in each year's earnings before income taxes for non taxable one-time profits on sales of property and minority equity interests, a 1995 non tax-deductible charge for losses in a joint venture and 1994 losses in a subsidiary where tax benefits were not recognized until 1995.


DIVIDENDS

MacDermid has paid cash dividends out of accumulated earnings continuously since 1948. The total dividend paid for fiscal
1995 was $0.60 per share or approximately 16% of net earnings before the cumulative effect of an accounting change.

LIQUIDITY & CAPITAL RESOURCES

Cash flows from operations are used to fund dividend payments to shareholders, other working capital requirements of the Corporation and most capital projects. From time to time MacDermid utilizes additional outside sources to fund overall needs, including major capital projects for new and upgraded research and technical, manufacturing and administrative facilities, and for business acquisitions. During the last several years, most of the funds previously provided by such outside sources have been repaid utilizing cash flows from operations and from disposition of certain business and properties no longer required after consolidation of manufacturing and other operations. Total borrowings, which were over $26 million at March 31, 1990, were reduced to $9 million by the end of fiscal 1994. Early during fiscal 1995, MacDermid purchased certain assets used in Allied-Kelite's metal finishing business for approximately $8.9 million, financed through short-term loans. Subsequently (August 1, 1994), the Corporation completed the purchase of approximately 852,000 shares of MacDermid's common stock under a self-tender offer at a price of $30 per share. The total cost of this purchase, including commitment fees, professional costs, etc., was approximately $26.2 million, financed through a six-year term loan with a group of banks. (This loan is further discussed in note
7 to the Consolidated Financial Statements.) Because of the strong cash flows generated by operations and sales of certain assets, total debt at March 31, 1995 is approximately $27 million.

     New capital spending during fiscal 1995 of approximately $4 million, as compared with $7.5 million in fiscal 1994 and $4.5 million in fiscal 1993, included upgrades to manufacturing facilities and new equipment to provide for the transfer of Allied-Kelite manufacturing operations to existing facilities and technical equipment. For fiscal 1996, planned new capital projects total approximately $5 million.

     New opportunities for business acquisitions, which become available from time to time, are evaluated individually as they arise based upon MacDermid's criteria for technological improvement and innovation, potential for earnings growth and compatibility with existing manufacturing capability and distribution channels. Management intends to pursue those opportunities which have strong potential to enhance shareholder value.

     The Board of Directors has, from time to time, authorized the purchase of issued and outstanding shares of the Corporation's common stock for its treasury. Following the August 1, 1994 completion of the self-tender offer, the directors authorized the purchase of up to an additional 148,000 shares of MacDermid's common stock. Pursuant to this authorization, MacDermid acquired 11,000 shares in December 1994 in a privately negotiated purchase. Treasury shares may be used for transfer or sale to employee benefit plans, business acquisitions or for other Corporate purposes. The outstanding authorization to purchase up to 137,000 shares, if exercised at the Nasdaq Stock Market closing price on March 31, 1995, would cost approximately $5.9 million.

     The principal sources and uses of cash in fiscal years 1995 and 1994 were as follows:
(In Thousands)                      1995            1994
                                  ------------------------
Cash provided by:
  Operations                      $20,733          $15,766
  Proceeds from dispositions of
    fixed assets and certain
    business                        3,376            2,998
  Net increase in borrowings       17,718              -
                                  ------------------------
                                  $41,827          $18,764
                                  ========================

Cash used for:
  Capital expenditures            $ 3,990          $ 7,526
  Business acquisitions             8,910              -
  Purchase of treasury shares      26,152              -
  Dividend payments                 1,767            2,141
  Net decrease in borrowings          -              7,295
  Other - net                        (138)           1,149
                                  ------------------------
                                  $40,681          $18,111
                                  ========================

     MacDermid's financial position is strong and, other than satisfaction of debt obligations, there are no long-range commitments which would have a significant impact upon results of operations, financial condition or liquidity. At March 31, 1995 the Corporation had unused domestic and foreign short-term credit lines with banks approximating $43 million and management believes that additional borrowing could be obtained if needed.


INFLATION AND CHANGING PRICES

MacDermid operates principally in stable areas throughout the world. Sales are mainly to companies whose outputs become components in consumer and industrial products having wide application and demand and no one customer accounts for a material proportion of sales. Management, therefore, believes that inflation, generally, has had little overall impact upon the Corporation's operations and reported earnings. While there may be temporary disruptions of economic stability, management believes that their long-term effects will not be significant to the Corporation.


ENVIRONMENTAL ACTIVITIES

MacDermid continues its commitment to an active program of environmental responsibility through its Environmental Initiative
2000 program, research and development of alternative, environmentally safer products and installation of equipment to reduce or eliminate emissions.

     The Corporation sponsors community clean-up programs and promotes community awareness of environmental issues. The terms of a State of Connecticut permit require MacDermid to have periodic environmental compliance and environmental management audits performed at its Waterbury, Connecticut facility. These audits take place over a five-year period which commenced in 1993. An environmental consultant retained by MacDermid conducts the audits and submits appropriate recommendations.

     MacDermid continuously conducts research to formulate products which are environmentally friendly and which provide superior operating characteristics in customer applications. Many companies have come to MacDermid for assistance in meeting their environmental needs.

     Environmental expenditures that relate to current operations are expensed; long-term betterments are capitalized. The expenditure by MacDermid for these various programs is estimated to be in excess of $1 million per year. MacDermid has been named as a potentially responsible party (PRP) by the Environmental Protection Agency in connection with two waste sites. There are many other companies involved at each of these sites and MacDermid's participation is minor. The Corporation has recorded its best estimate of liabilities in connection with site clean-up based upon the extent of its involvement, the number of PRPs and estimates of the total costs of the site clean-up. Though it is difficult to predict the final costs of site remediation, management believes that the recorded liabilities are reasonable estimates of probable liability and that future cash outlays are unlikely to be material to financial condition, results of operations or cash flows.

                                   CONSOLIDATED STATEMENTS OF EARNINGS

                                                                         Year Ended March 31
                                                                -------------------------------------
(In thousands, except share and per share amounts)                1995           1994          1993
                                                                -------------------------------------
Net sales:
    Proprietary chemicals                                       $163,315       $130,601      $130,132
    Equipment, chemicals and supplies resale                      18,785         19,425        26,192
                                                                -------------------------------------
                                                                 182,100        150,026       156,324
Cost of Sales                                                     94,059         76,914        83,900
                                                                -------------------------------------
    Gross profit                                                  88,041         73,112        72,424

Selling, technical and administrative expenses                    67,904         60,063        56,880
                                                                -------------------------------------
    Operating profit                                              20,137         13,049        15,544

Other income (expense):
    Interest income                                                  185            300           364
    Interest expense                                              (2,029)        (1,403)       (1,870)
    Foreign exchange                                                (291)          (683)         (472)
    Miscellaneous, net                                               145          1,161        (1,228)
                                                                -------------------------------------
                                                                  (1,990)          (625)       (3,206)
                                                                -------------------------------------
    Earnings before income taxes and cumulative
      effect of accounting change                                 18,147         12,424        12,338
Income taxes (note 5)                                              7,005          4,653         4,651
                                                                -------------------------------------
    Earnings before cumulative
      effect of accounting change                                 11,142          7,771         7,687
Cumulative effect of accounting change (note 4)                     (371)        (2,082)          -
                                                                -------------------------------------
    Net earnings                                                $ 10,771       $  5,689      $  7,687
                                                                =====================================
Net earnings per share (note 1):
   Primary
      Before cumulative effect of
        accounting change                                          $3.55          $2.18         $2.16
      Cumulative effect of accounting change (note 4)              (0.12)         (0.58)           -
                                                              ---------------------------------------
                                                                   $3.43          $1.60         $2.16
                                                              =======================================
   Fully diluted
      Before cumulative effect of
        accounting change                                         $3.50           $2.18         $2.16
      Cumulative effect of accounting changes (note 4)            (0.12)          (0.58)           -
                                                              ---------------------------------------
                                                                  $3.38           $1.60         $2.16
                                                              =======================================

Weighted average number of shares outstanding (note 1)
   Primary                                                    3,141,855       3,567,875     3,565,371
                                                              =======================================
   Fully Diluted                                              3,179,832       3,567,875     3,565,371
                                                              =======================================

                       See accompanying notes to consolidated financial statements.

                                    CONSOLIDATED BALANCE SHEETS

ASSETS                                                                           March 31
                                                                      -----------------------------
(In thousands)                                                          1995                 1994
                                                                      -----------------------------
Current assets:
    Cash and equivalents                                              $  7,630             $  6,484
    Accounts receivable, less allowance for doubtful receivables
      of $2,859 and $2,317                                              45,559               39,738
    Inventories (note 2)                                                22,801               17,744
    Prepaid expenses                                                     2,052                1,380
    Deferred income taxes                                                3,155                3,069
                                                                      -----------------------------
                                                                        81,197               68,415
        Total current assets                                          -----------------------------

Property, plant and equipment, at cost:
    Land and improvements                                                2,829                2,590
    Buildings and improvements                                          26,346               26,190
    Machinery, equipment and fixtures                                   33,581               31,699
                                                                      -----------------------------
                                                                        62,756               60,479
    Less accumulated depreciation and amortization                      35,721               32,690
                                                                      -----------------------------
    Net property, plant and equipment                                   27,035               27,789
                                                                      -----------------------------
Other assets                                                            15,073                9,663
                                                                      -----------------------------
                                                                      $123,305             $105,867
                                                                      =============================

LIABILITIES & SHAREHOLDERS' EQUITY                                               March 31
                                                                      -----------------------------
(In thousands, except share and per share data)                          1995                 1994
                                                                      -----------------------------
Current liabilities:
    Notes payable (note 3)                                            $  4,720             $  7,609
    Current installments of long-term obligations (note 7)               4,413                  429
    Accounts payable                                                    18,064               12,961
    Dividends payable                                                      411                  535
    Accrued compensation                                                 6,089                2,588
    Accrued expenses, other                                              7,258                6,663
    Income taxes (note 5)                                                5,531                2,671
                                                                      -----------------------------
        Total current liabilities                                       46,486               33,456
                                                                      -----------------------------
Long-term obligations (note 7)                                          18,229                  922
Accrued postretirement benefits (note 4)                                 3,899                3,214
Deferred income taxes (note 5)                                             960                  106
Shareholders' equity (note 9):
    Preferred stock, authorized 2,000,000 shares; none issued             -                     -
    Common stock.  Authorized 20,000,000 shares; issued
      4,136,080 and 4,098,530 shares at stated value of
      $1.00 per share (note 4)                                           4,136                4,099
    Additional paid-in capital (note 4)                                  1,676                  834
    Retained earnings                                                   84,043               75,039
    Equity adjustment from foreign currency translation                  1,551                 (203)
    Less cost of 1,393,547 and 530,648 common shares in treasury       (37,752)             (11,600)
                                                                      ------------------------------
        Total shareholders' equity                                      53,654               68,169
                                                                      ------------------------------
Contingencies and commitments (notes 8 and 10)

                                                                      $123,305             $105,867
                                                                      ==============================

                    See accompanying notes to consolidated financial statements.

                               CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         Year Ended March 31
                                                              ---------------------------------------
(In thousands)                                                   1995            1994          1993
                                                              ---------------------------------------
Cash flows from operating activities:
Net earnings                                              $ 10,771          $ 5,689       $ 7,687
    Adjustments to reconcile net earnings to net cash
      provided by operating activities:
         Depreciation                                            4,349            4,596         4,745
         Effect of change in accounting (note 4)                   371            2,082            -
         Amortization of goodwill and other intangible assets      685            1,011           911
         Provision for bad debts                                   664            1,792         1,797
         Deferred income taxes                                  (1,420)            (422)         (518)
    Changes in assets and liabilities net of effects
      from acquisitions and dispositions:
         Decrease (increase) in receivables                     (4,685)           1,090        (7,822)
         Decrease (increase) in inventories                       (265)             931         1,870
         Decrease (increase) in prepaid expenses                  (713)            (111)         (362)
         Increase (decrease) in accounts payable                 4,453           (1,697)         (989)
         Increase (decrease) in accrued expenses                 3,505            2,094         2,171
         Increase (decrease) in income tax liabilities           2,860              596           (26)
         Other                                                     158           (1,885)         (122)
                                                              ---------------------------------------
          Net cash flows provided by operating activities       20,733           15,766         9,342
                                                              ---------------------------------------
Cash flows from investing activities:
    Capital expenditures                                        (3,990)          (7,526)       (4,594)
    Proceeds form disposition of fixed assets                    3,376            2,998           916
    Acquisitions of business                                    (8,910)             -          (2,259)
    Other investments                                             (216)          (1,062)         (662)
                                                              ---------------------------------------
          Net cash flows used in investing activities           (9,740)          (5,590)       (6,599)
                                                              ---------------------------------------
Cash flows from financing activities:
    Long-term and short-term borrowings                         26,609            1,943         5,814
    Long-term and short-term repayments                         (8,891)          (9,238)       (5,003)
    Acquisition of treasury stock (note 9)                     (26,152)             -             -
    Dividends paid                                              (1,767)          (2,141)       (2,139)
                                                              ---------------------------------------
          Net cash flows used in financing activities          (10,201)          (9,436)       (1,328)
                                                              ---------------------------------------
Effect of exchange rate changes on cash
  and equivalents                                                  354              (87)         (216)
                                                              ---------------------------------------
Net increase in cash and equivalents                             1,146              653         1,199
Cash and equivalents at beginning of year                        6,484            5,831         4,632
                                                              ---------------------------------------
Cash and equivalents at end of year                           $  7,630          $ 6,484       $ 5,831
                                                              =======================================
Cash paid for interest                                        $  2,182          $ 1,627       $ 1,823
                                                              =======================================
Cash paid for income taxes                                    $  4,226          $ 4,398       $ 4,768
                                                              =======================================

                  See accompanying notes to consolidated financial statements.

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation. The accompanying consolidated financial statements include accounts of the parent corporation and all of its domestic and foreign subsidiaries. Certain foreign subsidiaries, for practical purposes, are included on a calendar year basis. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Acquisition. In May 1994 the Corporation acquired certain assets of the U.S. based Allied-Kelite Company from Witco Corporation. Chemical products produced by Allied-Kelite include plating and surface preparation proprietary chemical products which are sold to customers in the aerospace, automotive and electronics hardware industries. Certain technology was also acquired which is licensed to several customers in specific overseas markets. The total purchase price for the acquisition was approximately $8.9 million including inventory, fixed assets, goodwill (being amortized over 15 years) and other intangibles. Total assets and pretax earnings resulting from the purchase were less than 10% of the Corporation's consolidated total assets and pretax earnings before acquisition. The acquisition was accounted for as a purchase transaction. Consolidated operating results for fiscal 1995 include the results of the Allied-Kelite business from May 2, 1994.

(c) Inventories.  Inventories are stated at the lower of cost
(average moving cost) or replacement market.

(d) Property, Plant and Equipment. Property, plant and equipment are stated at cost. Depreciation and amortization of property, plant and equipment are provided over the estimated useful lives of the respective assets, principally on the straight-line basis. Expenditures for maintenance and repairs are charged directly to expense; renewals and betterments, which significantly extend the useful lives, in general are capitalized. Costs and accumulated depreciation and amortization on assets retired or disposed of are removed from the accounts and the gains or losses resulting therefrom, if any, are credited or charged to earnings.

(e) Employee Benefits. The Corporation sponsors a variety of employee benefit programs, most of which are non-contributory.

  Retirement. Pension, profit sharing and other retirement plans generally are non-contributory and cover substantially all employees. Domestically, the Corporation funds a pension plan based upon plan costs accrued in accordance with the principles of Statement of Financial Accounting Standards No. 87. The projected unit credit actuarial method is used for financial reporting purposes. The pension plan provides retirement benefits based upon years of service and compensation levels. In addition, the Corporation contributes to profit sharing and employee stock ownership plans which provide retirement benefits based upon amounts credited to employee accounts within the plans. The Corporation's funding policy for qualified plans is consistent with federal or other regulations and customarily equals the amount deducted for income tax purposes. Foreign subsidiaries contribute to plans which may be administered privately or by government agencies in accordance with local regulations.

  Postretirement. The Corporation has postretirement health care benefits for most employees. Effective April 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions (SFAS 106), for its domestic plan. For its foreign plans the effect was immaterial. SFAS 106 requires accrual accounting for all postretirement benefits other than pensions rather than the previously used pay-as-you-go method. The postretirement health care plan is unfunded.

  Postemployment. The Corporation provides postemployment disability benefits to employees meeting specified service requirements. Effective April 1, 1994, the Corporation adopted Statement of Financial Accounting Standards No. 112, Employers' Accounting for Post Employment Benefits (SFAS 112). SFAS 112 requires accrual for such benefits if the obligation is attributable to employees' services already rendered, employees' rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated.

(f) Research and Development. Research and development costs, charged to expenses as incurred, were $9,644,000, $6,687,000 and $5,796,000 in 1995, 1994 and 1993, respectively.

(g) Income Taxes. In fiscal year 1993 the Corporation adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109), which requires the use of the liability method of accounting for deferred income taxes. Pursuant to SFAS 109, the provision for income taxes includes Federal, foreign, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. No provision for deferred income taxes is made with respect to equity adjustments from foreign currency translation or to undistributed earnings of subsidiaries which, in management's opinion, will be permanently reinvested or repatriated at a minimal tax cost to the Corporation. Foreign tax credits are recorded as a reduction of the provision for Federal income taxes in the year realized.

(h) Foreign Operations. The balance sheet accounts of foreign subsidiaries are translated into U.S. dollars at year-end rates of exchange while revenue and expense accounts are translated at weighted average rates in effect during the periods. Translation of the balance sheets resulted in an increase in equity of $1,754,000 in 1995 and decreases in equity of $781,000 and $1,569,000 in 1994 and 1993, respectively. Gains and losses on foreign currency transactions are included in the consolidated statements of earnings.
(i) Cash and Equivalents. For the purpose of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(j) Fair Value of Financial Instruments. Statement of Financial Accounting Standards No. 107 requires that reporting entities provide, to the extent practicable, the fair value of financial instruments, both assets and liabilities. The carrying amounts for the Corporation's financial instruments approximate fair value because of the short maturity of those instruments. The carrying values of other financial instruments approximate fair value or are not material to the balance sheets.

(k) Earnings Per Common Share. The computation of primary earnings per share is based upon the weighted average number of outstanding shares plus (in periods in which they have a dilutive effect) the effect of common shares contingently issuable from stock options. The fully diluted per share computations also reflect additional dilution related to stock options due to the use of the market price at the end of the period, when higher than the average price for the period. Fiscal 1995 is the only year presented for which the dilutive effect was large enough to report.

2.  INVENTORIES

The major components of inventory at March 31 were as follows:
(In thousands)                                       1995           1994
                                                   ----------------------
Finished goods                                     $16,074        $13,091
Raw materials and supplies                           6,727          4,653
                                                   ----------------------
                                                   $22,801        $17,744
                                                   ======================

3.  NOTES PAYABLE

Notes payable at March 31, 1995 consisted primarily of $4,720,000 of outstanding borrowings under available lines of credit aggregating approximately $48,000,000. The terms of the lines of credit generally provide for interest rates at or below the prime rate on the date of borrowing domestically and, for foreign company borrowings, rates that vary with base rates in each currency. With the exception of a $10 million committed revolving credit line, the lines of credit can be withdrawn at any time at the option of the banks. The weighted average interest rates on short-term borrowings outstanding were 5.1% and 7.9% at the end of 1995 and 1994, respectively.

4.  EMPLOYEE RETIREMENT & WELFARE PLANS
The Corporation has defined benefit pension, defined contribution profit sharing and employees' stock ownership plans, each of which is funded annually, as required, for substantially all its domestic employees. Aggregate amounts charged to earnings for these plans were $1,791,000, $1,194,000 and $971,000 in 1995, 1994 and 1993,
respectively.

Pension.  Net pension cost of the Corporation's defined benefit plan included the following components for the years ended March 31:
(In thousands)                          1995         1994         1993
                                     ---------------------------------
Service cost                         $   581      $   557      $   564
Interest cost                          1,158        1,119        1,012
Actual return on investment           (1,879)        (238)      (1,511)
Net amortization and deferrals           341       (1,320)          36
                                     ---------------------------------
Net periodic pension cost            $   201      $   118      $   101
                                     =================================

   The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 5% for 1995, 4% for 1994 and 5% for 1993. The expected long-term rate of return on assets was 9% for 1995, 1994 and 1993, and the weighted average settlement rate was 8% for 1995, 7.5% for 1994 and 8.25% for 1993.

   The following table sets forth the plan's funded status at March
31, 1995 and 1994 and the amount recognized in the Corporation's consolidated balance sheet at March 31:
(In thousands)                                       1995           1994
                                                   -----------------------
Actuarial present value of
  benefit obligation:
Accumulated benefit obligation
  including vested benefits of
  $11,989 and $11,780                              $12,588         $12,421
                                                   =======================
Projected benefit obligation                       $15,947         $15,115
Plan assets at fair value (primarily
  listed stocks, bonds and guaranteed
  investment contracts)                             16,685          15,130
                                                   -----------------------
Plan assets in excess of
  projected benefits obligation                        738              15
Unrecognized portion of transition
  asset (being amortized over 14 years)             (1,145)         (1,314)
Unrecognized net loss                                  311           1,146
Accrued pension cost                               $   (96)        $  (153)
                                                   =======================

   Plan assets included 43,695 and 58,695 shares of the Corporation's common stock having a market value of $1,879,000 and $1,526,000 at March 31, 1995 and 1994, respectively.

   Postretirement benefits. The Corporation sponsors a defined benefit postretirement medical and dental plan that covers all of its domestic full-time employees. Employees who retire after age 55 with at least 10 to 20 years of service (depending upon the date of hire) are eligible. Current retirees are required to contribute toward the cost of the plan until they attain age 65. All future retirees will be required to contribute. The Corporation's subsidy level is subject to a cap which increases by 3% each year. Retirees will be required to contribute the plan cost in excess of the cap in addition to other required contributions.

   During fiscal 1994 adoption of SFAS 106 resulted in a one-time charge against earnings for the transition obligation for past services of $2,082,000 (net of a $1,382,000 deferred income tax benefit). The ongoing additional after tax annual cost to the Corporation is not material.

   The Corporation's postretirement medical and dental plan is unfunded. The accumulated postretirement benefit obligation, covering both active and retired employees, was $3,882,000 and $3,749,000 at March 31, 1995 and 1994, respectively. The Corporation's accrued postretirement medical and dental benefit liability at March 31, 1995 was $3,502,000 consisting of the unfunded postretirement benefit obligation of $3,882,000 less the unrecognized net loss of $380,000 and at March 31, 1994 was $3,419,000 consisting of the unfunded postretirement benefit obligation of $3,749,000 less the unrecognized loss of $330,000.

   For measurement purposes, a 10.5% annual rate of increase in the per capita cost of covered medical benefits was assumed for fiscal 1994; the rate is assumed to decrease gradually down to 6% for fiscal 2002 and remain at that level thereafter. No annual rate increase is assumed for the dental benefit cost since it is a scheduled plan. The medical cost trend rate assumption has only a small effect on the amounts reported due to the cap on contributions paid by the Corporation. Increasing the assumed health care cost trend rate one percentage point in each year would increase the accumulated postretirement benefit obligation as of March 31, 1995 by approximately $200,000 (5%). The aggregate of the service and interest cost components of the net periodic postretirement benefit cost for fiscal 1995 would increase by approximately $12,000 (4%).

   The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8%, 7.5% and 8.25% at March 31, 1995, 1994 and 1993, respectively. Since the plan is unfunded, no assumption is needed as to the long-term rate of return on assets.

   The net periodic postretirement benefit costs for the years ended
March 31 were as follows:
(In thousands)                                        1995          1994
                                                    --------------------
Service cost                                        $   62        $   47
Interest cost                                          292           279
Net amortization                                        11            -
Recognition of transition obligation
 at April 1, 1993                                       -          3,464
                                                    --------------------
Net periodic postretirement benefit cost            $  365        $3,790
                                                    ====================

   Postemployment benefits. The Corporation sponsors a defined benefit postemployment compensation continuation plan that covers all of its full time domestic employees. Employees who have completed at least six months of service, become permanently disabled and are unable to return to work are eligible to receive a benefit under the plan. The benefit may range from one week to a maximum of six months of compensation.

   During fiscal 1995 adoption of SFAS 112 resulted in a one-time charge against earnings for the transition obligation for past services of $371,000 (net of a $248,000 deferred income tax benefit) which was recorded on April 1, 1994. The estimated ongoing additional after-tax annual cost of this plan is not material.

   The postemployment salary continuation plan is unfunded. The expected net periodic postemployment benefit cost for salary continuation for fiscal 1995 included approximately $2,000 for service cost (benefits attributed to service during the period), $6,000 for interest cost and $619,000 for recognition of the transition obligation at April 1, 1994 for a total net periodic postemployment benefit cost of $627,000. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 5% and the weighted average settlement rate was 8%.

   Stock option plan. Under a non-qualified stock option plan approved by the Shareholders in July 1992 (the 1992 Plan), certain employees have been granted options to purchase up to an aggregate 294,500 shares of common stock. During fiscal 1995 there were 96,500 options granted having an exercise price of $16.1505 and 8,500 options were canceled upon termination of employment of the grantees; during fiscal 1994 there were 73,500 options granted having exercise prices from $16.983 to $18.315; and during fiscal 1993 there were 68,500 options granted having exercise prices from $17.649 to $17.982. Options granted under the 1992 Plan generally are exercisable during a four-year period beginning with the grant date. Options for 37,550, 500 and 2,382 shares were exercised during fiscal years 1995, 1994 and 1993, respectively, at prices ranging from $14.652 to $17.982 per share. At March 31, 1995, there were 254,068 options outstanding with exercise prices from $14.652 to $18.315 per share.

   The options are exercisable into restricted shares of common stock which cannot be sold or transferred, except back to the Corporation at cost, during the four-year period commencing with the exercise date. Compensation expense, which is equal to the difference between the fair market value on the date of an option grant and the exercise price of shares which may be purchased thereunder, is amortized over an estimated combined period from the date of grant through the end of the four-year period during which purchased shares must be held or resold to the Corporation. The amounts of such compensation expense charged to results of operations following the date of grant for the years ended March 31, 1995, 1994 and 1993 were $370,000, $213,000, and $117,000, respectively.

5.  INCOME TAXES

As discussed in Note 1, the Corporation adopted SFAS 109 at the beginning of fiscal year 1993. The cumulative effect of this change in accounting for income taxes was immaterial.

   Earnings before income taxes included foreign earnings of $11,896,000, $7,864,000 and $7,141,000 for 1995, 1994 and 1993,
respectively.

   Income tax expense attributable to income from operations for the years ended March 31 consisted of:
(In thousands)                     Current        Deferred        Total
                                   -------------------------------------
                                                    1995
                                                    ----
U.S. Federal                       $ 3,887        $  (504)       $ 3,383
State and local                        500             36            536
Foreign                              4,038           (952)         3,086
                                   -------------------------------------
   Totals                          $ 8,425        $(1,420)       $ 7,005
                                   =====================================

                                                    1994
                                                    ----
U.S. Federal                       $ 2,272        $  (434)       $ 1,838
State and local                        590            (86)           504
Foreign                              2,213             98          2,311
                                   -------------------------------------
   Totals                          $ 5,075        $  (422)       $ 4,653
                                   =====================================

                                                    1993
                                                    ----
U.S. Federal                       $ 2,044        $   (44)       $ 2,000
State and local                        663            (12)           651
Foreign                              2,462           (462)         2,000
                                   -------------------------------------
   Totals                          $ 5,169        $  (518)       $ 4,651
                                   =====================================

   Income tax expense for the years ended March 31, 1995, 1994 and
1993 differed from the amounts computed by applying the U.S. Federal statutory tax rates to pretax income from operations as a result of the following:
(In thousands, except tax rates)       1995            1994          1993
                                     ------------------------------------
U.S. Federal statutory tax rate         35%             34%           34%
                                     ====================================
Computed "expected"
  Federal income tax                 $6,351          $4,224        $4,195
State income taxes, net of
  Federal tax benefit                   354             333           429
Adjustment of prior years
   tax accruals                       1,251             (24)          177
Foreign tax rate differential          (132)           (442)         (405)
Change in the beginning of
  the year balance of the
  valuation allowance for
  deferred income taxes
  allocated to income tax
  expense                              (872)            482            34
No tax benefit for (gain) loss of
  unconsolidated corporate
  joint venture                        (172)            (10)          200
Other, net                              225              90            21
                                   --------------------------------------
   Actual income taxes               $7,005          $4,653        $4,651
                                   ======================================
Effective tax rate                    38.6%           37.5%         37.7%
                                   ======================================

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at
March 31 are:
(In thousands)                                        1995        1994
                                                    ------------------
Deferred tax assets:
    Accounts receivable, principally due to
       allowance for doubtful accounts              $  228      $  277
    Inventories, principally due to additional
       costs inventoried for tax purposes pursuant
       to the Tax Reform Act of 1986 and non-
       deductible inventory reserves                   607         420
    Accrued liabilities                              3,527       2,169
    Foreign net operating loss carry forwards        1,198       1,345
    Other                                            1,248         308
                                                    ------------------
        Total gross deferred tax assets              6,808       4,519
    Less valuation allowance                            -          872
                                                    ------------------
        Net deferred assets                          6,808       3,647
Deferred tax liabilities:
    Plant and equipment, principally due to
       differences in depreciation                     773         550
    Other                                              187         166
                                                    ------------------
        Total gross deferred tax liabilities           960         716
                                                    ------------------
        Net deferred asset                          $5,848      $2,931
                                                    ==================

   The deferred tax asset of $1,198,000 and $1,345,000 at March 31, 1995 and 1994, respectively, which relate to foreign net operating loss carry forwards, results primarily from prior year losses incurred by a foreign subsidiary. The valuation allowance in 1994 was related to those losses. The valuation allowance decreased $872,000 in 1995 and increased $482,000 in 1994. Management now believes the deferred tax asset is more likely than not to be realized from future taxable income generated by the subsidiary. The net operating loss carry forward has an indefinite expiration period.

   The Corporation has not recognized a deferred tax liability for the undistributed earnings of subsidiaries that arose in 1995 and prior years because the Corporation currently does not expect those unremitted earnings to reverse and become taxable to the Corporation in the foreseeable future. A deferred tax liability will be recognized when the Corporation expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends, net of available foreign tax credits, or sale of the investments. At March 31, 1995, the undistributed earnings of those subsidiaries were approximately $22,000,000.

6.  SEGMENT REPORTING

The Corporation is engaged in the business of developing, manufacturing and marketing industrial chemicals, supplies and related equipment.

   The following table is a summary of the Corporation's operations by geographic area:
                                North                 Asia-
(In thousands)                 America    Europe     Pacific   Consolidated
                               --------------------------------------------
                                                   1995
                                                   ----
Net sales to unaffiliated
   customers:
    Proprietary                 $90,177    $34,490    $38,648   $163,315
                                ========================================
    Total Sales                 $93,866    $41,196    $47,038   $182,100
Cost of goods sold               47,544     24,200     22,315     94,059
Selling, technical and
   administrative expense        40,308     12,311     15,285     67,904
                                ----------------------------------------
    Operating profit              6,014      4,685      9,438     20,137
Other income (expense)            1,532     (1,488)    (2,034)    (1,990)
                                ----------------------------------------
    Earnings before
       income taxes <F1>          7,546      3,197      7,404     18,147
Income taxes                      3,476      1,458      2,071      7,005
                                ----------------------------------------
    Net earnings <F1>           $ 4,070    $ 1,739    $ 5,333   $ 11,142
                                ========================================
Identifiable assets             $67,780    $21,943    $33,582   $123,305
                                ========================================

                                                 1994 <F2>
                                                 ----
Net sales to unaffiliated
   customers:
    Proprietary                 $68,864    $31,469   $30,268    $130,601
                                ========================================
    Total Sales                 $73,861    $37,951   $38,214    $150,026
Cost of goods sold               35,538     22,416    18,960      76,914
Selling, technical and
   administrative expense        32,785     13,118    14,160      60,063
                                ----------------------------------------
    Operating profit              5,538      2,417     5,094      13,049
Other income (expense)              268     (1,478)      585        (625)
                                ----------------------------------------
    Earnings before
       income taxes <F1>          5,806        939     5,679      12,424
Income taxes                      2,843        683     1,127       4,653
                                ----------------------------------------
    Net earnings <F1>           $ 2,963    $   256   $ 4,552    $  7,771
                                ========================================
Identifiable assets             $56,708    $19,942   $29,217    $105,867
                                ========================================

                                                 1993 <F2>
                                                 ----
Net sales to unaffiliated
   customers:
    Proprietary                 $66,822    $35,406   $27,904    $130,132
                                ========================================
    Total Sales                 $74,068    $45,042   $37,214    $156,324
Cost of goods sold               38,363     27,372    18,165      83,900
Selling, technical and
   administrative expense        30,472     14,197    12,211      56,880
                                ----------------------------------------
    Operating profit              5,233      3,473     6,838      15,544
Other income (expense)              880     (2,637)   (1,449)     (3,206)
                                ----------------------------------------
    Earnings before
        income taxes              6,113        836     5,389      12,338
Income taxes                      3,076        177     1,398       4,651
                                ----------------------------------------
    Net earnings                $ 3,037    $   659   $ 3,991    $  7,687
                                ========================================
Identifiable assets             $53,645    $24,796   $28,732    $107,173
                                ========================================

<F1>  Before the cumulative effect of accounting changes which resulted in one-time after tax charges of $371,000 ($0.12/share) in 1995 and $2,082,000 ($0.58/share in 1994).

<F2>  Certain amounts in the 1994 and 1993 geographic segment presentations have been reclassified to conform with the 1995 presentation.

7.  LONG-TERM OBLIGATIONS

Long-term obligations at March 31 consisted of the following:
(In thousands)                                  1995            1994
                                              ----------------------
Term loan, variable interest
   (7.5% at March 31, 1995), due
   in quarterly installments to 2,001         $21,875         $   -

Note payable, variable interest                   -               450

Debenture, 3.5% interest due in
   annual installments to 1999                    607             649
Other, due in varying amounts
   to 1999                                        160             252
                                              -----------------------
Total long-term obligations                    22,642           1,351
Less current portion                            4,413             429
                                              -----------------------
Long-term portion                             $18,229        $    922
                                              =======================

   Minimum future principal payments on long-term obligations subsequent to March 31, 1995 are as follows:

(In thousands)
               1996                          $ 4,413
               1997                            4,385
               1998                            4,349
               1999                            4,288
               2000                            4,166
               2001                            1,041
                                             -------
                   Total                     $22,642
                                             =======

   The term loan bears interest at a variable rate, which initially was equal to the London interbank market rate (LIBOR) plus 1.25 percentage points. The Corporation has purchased an interest rate cap which limits the LIBOR interest rate payable on the outstanding portions of the debt, except for the last $3.1 million. The maximum payable rates increase gradually from 5.81%, initially, to 8.97% when the interest rate cap expires. At March 31, 1995 the 7.5% effective interest rate included a LIBOR rate of 6.5% plus 1%. The maximum payable LIBOR rate under the interest rate cap was 6.98%. The maximum effective interest rate payable would have been 7.98%.

   Under the term loan, the most restrictive covenants provide that dividends to shareholders cannot exceed 50% of net earnings; a future business acquisition cannot cause consolidated debt to exceed three hundred percent of earnings before interest, taxes, depreciation and amortization; the ratio of earnings before income taxes to interest expense must be at least 2.5 to 1; the minimum consolidated net worth shall be at least $37 million plus one-half of consolidated net earnings after October 6, 1994; and the ratio of total debt to net worth shall be no greater than 1.2 to 1 during calendar year 1995 and .9 to 1 thereafter.

8.  LEASE COMMITMENTS

The Corporation leases certain warehouse space, transportation, computer and other equipment. Contingent rentals are paid for warehouse space on the basis of the monthly quantities of materials stored and for transportation and other equipment on the basis of mileage or usage. Total rental expense amounted to $4,968,000 in 1995, $4,126,000 in 1994, and $4,427,000 in 1993 of which $821,000,
$587,000 and $610,000, respectively, were contingent rentals.

   Minimum lease commitments under operating leases for the fiscal years subsequent to March 31, 1995 are as follows:

(In thousands)
               1996                          $2,648
               1997                             766
               1998                             261
               1999                             143
               2000                              31
                                             ------
                   Total                     $3,849
                                             ======


9.  SHAREHOLDERS' EQUITY

The following summarizes the changes in shareholders' equity accounts for each of the three years in the period ended March 31,1995:

(In thousands, except share data)
                           Common Stock                                                         Total
                           ------------   Additional            Cumulative    Treasury Stock    Share-
                                  Stated   Paid-in    Retained  Translation   --------------    holders
                          Shares   Value   Capital    Earnings  Adjustment    Shares    Cost    Equity
- -------------------------------------------------------------------------------------------------------
Balance March 31, 1992  4,095,648  $4,096 $  464      $65,943     $2,147     530,648  $(11,600) $61,050
Stock options
  exercised                 2,382       2    150                                                    152
Net earnings                                            7,687                                     7,687
Cash dividends
  $.60 per share                                       (2,139)                                   (2,139)
Foreign currency
  translation
  adjustment                                                      (1,569)                        (1,569)
                        -------------------------------------------------------------------------------

Balance March 31, 1993  4,098,030   4,098    614       71,491        578     530,648   (11,600)  65,181
Stock options
  exercised                   500       1    220                                                    221
Net earnings                                            5,689                                     5,689
Cash dividends
  $.60 per share                                       (2,141)                                   (2,141)
Foreign currency
  translation
  adjustment                                                        (781)                          (781)
                        --------------------------------------------------------------------------------

Balance March 31, 1994  4,098,530   4,099    834       75,039       (203)    530,648   (11,600)  68,169
Stock options
  exercised                37,550      37    842                                                    879
Net earnings                                           10,771                                    10,771
Cash dividends
  $.60 per share                                       (1,767)                                   (1,767)
Foreign currency
  translation
  adjustment                                                       1,754                          1,754
Treasury stock purchase                                                      862,899   (26,152) (26,152)
                        --------------------------------------------------------------------------------
Balance March 31, 1995  4,136,080  $4,136 $1,676      $84,043     $1,551   1,393,547  $(37,752) $53,654
                        ================================================================================

   Effective August 1, 1994, the Corporation purchased 851,899 shares of its common stock at a price of $30 per share pursuant to a "Dutch Auction" self tender offer that commenced on June 23, 1994 (the Offer). Under the terms of the Offer, the Corporation had sought to purchase up to 1,000,000 shares at prices not greater than $30 nor less than $25 per share, as specified by the tendering shareholders. The shares purchased pursuant to the Offer represent approximately 23.8% of the shares outstanding immediately prior to the commencement of the Offer. The total cost of the Offer, including all related fees and expenses, of approximately $26.2 million was funded primarily by borrowing $25 million on an unsecured basis under a six-year term loan which is discussed under
Note 7 to these consolidated financial statements.

   Separately, the Board of Directors authorized the purchase of up to 148,000 shares of the Corporation's common stock to be acquired through open market purchases or privately negotiated transactions from time to time. During the third quarter of fiscal 1995, 11,000 shares of common stock were repurchased at $35 per share pursuant to this authorization. Any future repurchases under this authorization will depend on various factors, including the market price of the shares, the Corporation's business and financial position and general economic and market conditions. Additional shares acquired pursuant to such authorization will be held in the Corporation's treasury and will be available for the Corporation to issue without further shareholder action (except as required by applicable law or the rules of any securities exchange on which the share are then listed). Such shares may be used for various Corporate purposes, including contributions under existing or future employee benefit plans, the acquisition of other businesses and the distribution of stock dividends. At March 31, 1995, there was a balance of such outstanding authorizations totaling 137,000 shares.

10.  CONTINGENCIES

The Corporation has been named as a potentially responsible party
(PRP) by the Environmental Protection Agency in connection with two waste sites. There are many other companies involved at each of these sites and the Corporation's participation is minor. The Corporation has recorded its best estimate of liabilities in connection with site clean-up based upon the extent of its involvement, the number of PRPs and estimates of the total costs of the site clean-up. Though it is difficult to predict the final costs of site remediation, management believes that the recorded liabilities are reasonable estimates of probable liability and that future cash outlays are unlikely to be material to its consolidated financial position, results of operations or cash flows.

   The Corporation is a party to a number of lawsuits and claims arising out of the ordinary conduct of business. While the ultimate results of the proceedings against the Corporation cannot be predicted with certainty, management does not expect that resolution of these matters will have a material adverse effect upon its consolidated financial position.

   The Corporation's business operations, consist principally of manufacture and sale of specialty chemicals, supplies and related equipment to customers throughout much of the world. Approximately 60% of the business is concentrated with manufacturers of printed circuit boards which are used in a wide variety of end-use applications, including computers, communications and control equipment, appliances, automobiles and entertainment products. As is usual for this business, the Corporation generally does not require collateral or other security as a condition of sale, choosing, rather, to control credit risk of trade account financial instruments by credit approval, balance limitation and monitoring procedures. Management believes that reserves for losses, which are established based upon review of account balances and historical experience, are adequate.

        MANAGEMENT'S STATEMENT OF FINANCIAL RESPONSIBILITY

MacDermid, Incorporated (Logo)

                                                245 Freight Street
                                                Waterbury, CT  06702

To The Shareholders
MacDermid, Incorporated

The financial information in this report, including the audited consolidated financial statements, has been prepared by management. Preparation of consolidated financial statements and related data involves the use of judgment. Accounting principles used in preparing consolidated financial statements are those that are generally accepted in the United States.

   To safeguard Corporate assets, it is important to have a sound but dynamic system of internal controls and procedures that balances benefits and costs. The Corporation employs professional financial managers whose responsibilities include implementing and overseeing the financial control system, reporting on management's stewardship of assets entrusted to it by share owners and performing accurate and proper maintenance of the accounts.

   Management has long recognized its responsibility for conducting the affairs of the Corporation and its affiliates in an ethical and socially responsible manner. MacDermid, Incorporated is dedicated to the highest standards of integrity. Integrity is not an occasional requirement, but a continuing commitment.

   KPMG Peat Marwick LLP conducts an objective, independent review of management's fulfillment of its obligations relating to the fairness of reported operating results and financial condition.
Their report for 1995 appears adjacent to this statement.

   The Audit Committee of the Board of Directors, consisting solely of Directors independent of MacDermid, maintains an ongoing appraisal on behalf of the share owners of the effectiveness of the independent auditors and the Corporation's staff of financial and operating management with respect to the financial and internal controls.


/s/Daniel H. Leever

Daniel H. Leever
President and Chief Executive Officer

                         INDEPENDENT AUDITORS' REPORT

KPMG Peat Marwick LLP (Logo)
Certified Public Accountants
                                           City Place II
                                           Hartford, CT  06103-4103

The Board of Directors and Shareholders
MacDermid, Incorporated

We have audited the accompanying consolidated balance sheets of MacDermid, Incorporated and subsidiaries as of March 31, 1995 and 1994, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended March 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MacDermid, Incorporated and subsidiaries at March 31, 1995 and 1994 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1995 in conformity with generally accepted accounting principles.

   As discussed in Note 4 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" in 1995, and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" in 1994.



                                   /s/KPMG Peat Marwick LLP

                                   /s/KPMG Peat Marwick LLP


May 12, 1995

                         SELECTED FINANCIAL DATA
                        SELECTED QUARTERLY RESULTS
                                (UNAUDITED)

(In thousands, except per share amounts)
                                           1995 by Quarters
                           ----------------------------------------------
                            June    September  December  March    Total
                           ----------------------------------------------
Net sales                  $42,587    $46,498  $44,547  $48,468  $182,100
Gross profit                21,262     21,779   21,684   23,316    88,041
Net earnings                 2,799<F2>  2,667    2,637    2,668    10,771<F2>
Primary earnings
  per share<F1>              $0.78<F2>  $0.85    $0.92    $0.92     $3.43<F2>

                                          1994 by Quarters
                           ----------------------------------------------
                            June    September  December  March    Total
                           ----------------------------------------------
Net sales                  $39,850    $37,755  $34,814  $37,607  $150,026
Gross profit                19,500     17,979   16,806   18,827    73,112
Net earnings                  (184)<F2> 1,860    1,477    2,536     5,689<F2>
Earnings per share          $(0.05)<F2> $0.52    $0.42    $0.71     $1.60<F2>

<F1>  Fiscal 1995 was the first year in which the dilutive effect of options granted was large enough to report.

<F2>  After cumulative effect of accounting changes which resulted in one-time after tax charges of $371,000 ($0.12/share) in 1995 and $2,082,000 ($0.58/share) in 1994.

- ---------------------------------------------------------------------------

                              MARKET RANGE TRADING RECORD

                           Fiscal 1995                   Fiscal 1994
                         ------------------             -----------------
                          High      Low                  High       Low
QUARTER                  ------------------             -----------------
June                     29 1/2      24                 31         25 1/4
September                36 1/2      29                 28 1/2     26 3/4
December                 42          34                 28 3/4     24 1/2
March                    44 1/2      36 1/2             27 1/4     24 1/2

Closing price March 31          43                              26

Source:  Nasdaq Stock Market Monthly Statistical Report

                                   DIVIDEND RECORD
                     Fiscal 1995                        Fiscal 1994
               ---------------------------     ----------------------------
               Record   Payable    Amount        Record   Payable   Amount
QUARTER         Date     Date     Declared        Date     Date    Declared
               ---------------------------     ----------------------------
June           6/15/94   7/1/94    $0.15        6/15/93   7/1/93    $0.15
September      9/15/94  10/3/94    $0.15        9/15/93  10/1/93    $0.15
December      12/15/94   1/3/95    $0.15       12/15/93   1/3/94    $0.15
March          3/15/95   4/3/95    $0.15        3/15/94   4/1/94    $0.15

                           CORPORATE INFORMATION
DIRECTORS:

Harold Leever, Chairman of the Board
Daniel H. Leever, President and Chief Executive Officer
Donald G. Ogilvie, Executive Vice President,
   American Bankers Association
James C. Smith, Chairman of the Board and Chief Executive Officer,
   Webster Financial Corporation
Thomas W. Smith, President of Prescott Investors, Inc.
Walter F. Torrance, Jr., Partner, Carmody & Torrance, Attorneys
Robert F. Weltzien, Chairman and Chief Executive Officer of
   LISA Products Corporation
Francis M. White, Retired Chairman of the Board,
   Bank of Boston Connecticut

OFFICERS:

Harold Leever, Chairman of the Board
Daniel H. Leever, President and Chief Executive Officer

VICE PRESIDENTS:

Charles T. Cobb
Terrence C. Copeland
David A. Erdman
John J. Grunwald
Peter E. Kukanskis
Gary B. Larson
Michael A. Pfaff

OTHER OFFICERS:

Gregory M. Bolingbroke, Corporate Controller
John L. Cordani, Corporate Secretary
Sharon J. Stone, Assistant Treasurer

CORPORATE HEADQUARTERS:

245 Freight Street
Waterbury, Connecticut 06702
(203) 575-5700

AUDITORS:

KPMG Peat Marwick LLP

REGISTRAR OF STOCK AND TRANSFER AGENT:

Harris Trust Company of New York


SEC FORM 10-K:

The Annual Report and the SEC Form 10-K report are
available without charge by written request to:
   Corporate Secretary
   MacDermid, Incorporated
   245 Freight Street
   Waterbury, CT  06702

DIVIDEND REINVESTMENT PLAN:

A systematic investment service is available to all MacDermid shareholders. The service permits investment of MacDermid, Incorporated dividends and voluntary cash payments in additional shares of MacDermid stock.

Please direct any inquiries to:
    Harris Trust Company of New York
    c/o Harris Trust and Saving Bank
    Dividend Reinvestment Department
    P.O. Box A3309
    Chicago, IL  60690

SHAREHOLDERS' QUESTIONS:

Shareholders with questions concerning non-receipt of dividend checks, transfer requirements, registration and address changes, or who need a duplicate 1099 statement, should write to:

    Harris Trust Company of New York
    c/o Harris Trust and Savings Bank
    111 West Monroe, P.O. Box 755
    Chicago, IL  60690

MARKET & DIVIDEND INFORMATION:

The common shares of MacDermid, Incorporated are traded on the Nasdaq Stock Market (Symbol: MACD). Price and shares traded are listed in principal daily newspapers and are supplied by Nasdaq. Approximate number of Holders as of May 31, 1995 - 800. CUSIP-554273 102.

ANNUAL MEETING:

The Annual Meeting of Shareholders will be held on Thursday, July 20, 1995 at 3:30 p.m., at the Holiday Inn Waterbury,
63 Grand Street, Waterbury, CT.

LOCATIONS IN THE AMERICAS:

United States:  Waterbury, CT; New Hudson, MI; Cincinnati, OH; Ferndale,
   Dallas, TX
Canada:  MacDermid Chemicals, Inc.

LOCATIONS WORLDWIDE:

Australia:  MacDermid Australia Branch
Benelux:  MacDermid Benelux, B.V.
England:  MacDermid G.B., Ltd.
France:  MacDermid France, S.A.
Germany:  MacDermid GmbH
Hong Kong:  MacDermid Asia Ltd; MacDermid Hong Kong, Ltd.
Israel:  MacDermid Israel Ltd.
Italy:  MacDermid Italiana SRL
Japan:  Nippon MacDermid Co. Ltd.
Korea:  MacDermid Korea Ltd.
New Zealand:  MacDermid New Zealand, Ltd.
Rep. of South Africa:  MacDermid S.A. (PTY) Ltd.
Singapore: MacDermid Singapore, Pte Ltd.
Spain:  MacDermid Espanola, S.A.
Switzerland:  MacDermid Suisse, S.A.
Taiwan:  MacDermid Taiwan, Ltd.

AFFILIATE:

Hollmuller America, Inc.:  Waterbury, CT