Form 10-K, Exhibit 13
period 1996-03-31
MACDERMID INC
filed 1996-06-27
CIK 61138

EXHIBIT 13

PORTIONS OF MACDERMID'S 1996 ANNUAL REPORT TO STOCKHOLDERS.

Except for the pages and information expressly incorporated by reference, the financial and other information included in this Exhibit 13 is provided solely for the information of the Securities and Exchange Commission and is not deemed "filed."

(All amounts except share and per share data in this financial report are shown in thousands.)

                              FINANCIAL HIGHLIGHTS

(In thousands, except share and
 per share amounts)                 1996         1995      Change %
                                   -----------------------------------
Net Sales, North America           $ 131,404     $  93,867       40
   Overseas                          104,487        88,233       18
                                   -----------------------------------
     Total Net Sales               $ 235,891     $ 182,100       30
                                   ===================================
Net Earnings*                      $  13,195     $  11,142       18
   Return on Sales*                     5.6%          6.1%        -
   Return on Average Equity*           22.1%         18.3%        -

Net Cash Provided by Operations    $  17,493     $  20,733      (16)
Research and Development Expense   $  10,042     $   9,644        4
Capital Expenditures               $   4,303     $   3,990        8
Long-term Debt (Includes
 Short-term Portion)               $ 112,254     $  22,642      396
Average Shares Outstanding         2,928,352     3,141,855       (7)
Shareholders' Equity               $  65,817     $  53,654       23
Per Common Share
   Net Earnings*                       $4.51         $3.55       27
   Cash Dividends                      $0.60         $0.60        -
   Book Value                         $23.55        $19.56       20


                               GRAPHIC PRESENTATION

(Three horizontal bar graphs are provided here, net sales, net earnings and earnings per share. Each graph depicts one facet of results of operations for the fiscal years 1992 through 1996. The graph for net sales indicates an increase in 1993, followed by a marginal decrease in 1994 and large increases in 1995 and 1996. The graphs for both net earnings and earnings per share indicate increases in each year since
1992 with substantial increases in 1995 and 1996.)



                                                                  -2-

                                  GRAPH VALUES

(In thousands, except share and per share amounts)
                         1992      1993      1994      1995     1996
                       ------------------------------------------------
Net sales              $144,984  $156,324  $150,026  $182,100  $235,891

Net earnings <F1>      $  7,244  $  7,687  $  7,771  $ 11,142  $ 13,195

Earnings per common
 share <F1>               $2.03     $2.16     $2.18     $3.55     $4.51


<F1> Before the cumulative effect of accounting changes which resulted in one-time after tax charges of $371 ($0.12/common share) in 1995 and $2,082 ($0.58/common share) in 1994. Fiscal 1995 and 1996 indicate primary earnings per common share.

                            FIVE YEAR FINANCIAL REVIEW

(In thousands, except share and per share amounts)

OPERATING RESULTS        1996       1995       1994         1993       1992
- -----------------------------------------------------------------------------
Net Sales              $235,891   $182,100   $150,026     $156,324   $144,984
Net Earnings<F1>       $ 13,195   $ 11,142   $  7,771     $  7,687    $ 7,244
 Net Earnings Per
  Common Share <F1><F2>   $4,51      $3.55      $2.18        $2.16      $2.03
 Return On Sales
  (%)<F1>                   5.6        6.1        5.2          4.9        5.0
 Return On Average
  Equity (%)<F1>           22.1       18.3       11.7         12.1       12.7

FINANCIAL POSITION AT YEAR END
- -----------------------------------------------------------------------------
Working Capital        $ 59,714   $ 34,711   $ 34,959     $ 31,050   $ 27,620
 Current Ratio              2.0        1.7        2.0          1.8        1.7
Capital Expenditures   $  4,303   $  3,990   $  7,526<F3> $  4,594   $  4,453
Total Assets           $264,756   $123,305   $105,867     $107,173   $101,214
Long-term Debt
 (Includes Short-
 term Portion)         $112,254   $ 22,642   $  1,157     $  2,684   $  2,812
  Percent of Total
   Capitalization          63.0       29.7        1.7          4.0        4.4






                                                                  -3-

SHARE DATA
- ------------------------------------------------------------------------------
Shareholders' Equity   $  65,817  $  53,654  $  68,169    $  65,181  $  61,050
  Per Common Share        $23.55     $19.56     $19.11       $18.27     $17.12
Cash Dividends Per
 Common Share              $0.60      $0.60      $0.60        $0.60      $0.60
  Payout as Percent
   of Net Earnings <F1>     12.7       15.9       27.6         27.8       29.5
Common Shares
 Outstanding
  Average During Year  2,928,352  3,141,855  3,567,875    3,565,371  3,565,000
  At Year End          2,794,231  2,742,533  3,567,882    3,567,382  3,565,000
Stock Price
 High                     72 1/4     44 1/2     31           29 1/2     29
 Low                      41 1/2     24         24 1/2       23 3/4     21
 Year End                 65 7/8     43         26           27         28 1/8

<F1> Before cumulative effect of accounting changes which resulted in one-
     time after tax charges of $371 ($0.12/common share) in 1995 and $2,082 ($0.58/common share) in 1994.

<F2> For 1996 and 1995 indicates primary earnings per common share.  Fully diluted earnings per common share were $4.49 in 1996 and $3.50 for 1995, the first period during which the dilutive effect was large enough to report.

<F3> Includes cost attributable to a new Hong Kong warehouse and office facility and is not offset by proceeds from disposal of the previous facilities which occurred in fiscal 1995 and 1994.

                       MESSAGE TO SHAREHOLDERS

Fiscal 1996 was the fifth consecutive year of record earnings per share for MacDermid. Sales increased to $235.9 million from $182.1 million in 1995, up 30%. Earnings increased to $13.2 million from $11.1 million in 1995, up 18%. Earnings per share increased to $4.51 from $3.55 in 1995, up 27%. We continue to benefit in per share terms from our repurchase in August of 1994 of 24% of our then outstanding shares.

For the second year, we enjoyed growth across all product lines in all markets, both domestic and international. We continued to benefit from acquisitions, from our ongoing effort to improve our efficiency, and from the 1995 turnaround in a number of our European operations. In almost every country in which we operate, fiscal 1996 was an outstanding year. This is important since 47% of our sales are outside the United States.

In the third quarter, we acquired the Electronics and Printing Division of Hercules Incorporated, a producer of photoresists used in forming patterns on printed circuits and photopolymers used in the manufacturing of advanced printing plates for commercial printing.

This is an important acquisition. It brings a new technology in commercial printing with excellent growth potential and fills out our product offerings to the printed circuits market so that we now have unique total systems capabilities to offer our customers. The management is excellent, the integration has gone smoothly, and our competitive position has been significantly strengthened.

Because of the strength of our cash flow and balance sheet, we were able to finance this $130 million acquisition with added debt and a callable, non-convertible preferred stock issue, both at attractive fixed rates. Our cash flow is at record levels. Our debt/capital ratio is 63%. Nevertheless, a dividend increase is not currently planned. Your Board of Directors believes shareholders are better served by utilizing excess cash flow to reduce debt and to fund internal growth and acquisitions.

Our Acquisition Philosophy, simply stated, is to acquire businesses that will strengthen the competitive position of our core business in both technology and market share thus, most important, increasing the intrinsic value of your company on a per share basis.

We place a high priority on R&D. It is not considered a discretionary expenditure. Our focus is not only on broadening and improving our current product line but on new products in new markets, all within our core competencies. In 1996, our R&D investment was $10 million compared with $9.6 million in 1995.

Our Corporate Philosophy is on the inside cover of our annual report. Everyone at MacDermid is dedicated to conducting our business in accordance with that Philosophy.

We begin fiscal 1997 a much bigger company than just a year ago with greater potential than at any time in our history. Nevertheless, our policies remain unchanged--improve our product and services so as to be the preferred supplier/partner with our customers, remove all excess costs, and grow as rapidly as prudently possible. Our awareness, that we work for our shareholders and that our stewardship will be measured by the long-term per share results, is heightened by the fact that, through personal holdings, our ESOP and other plans, we, your employees, own 34% of the outstanding shares. Our objective is to look back on our progress to date as but a beginning.

All of our worldwide associates at MacDermid have worked hard and effectively to produce outstanding results in fiscal 1996. They deserve congratulations. We enthusiastically welcome our new associates from Hercules. We look forward to a long and productive relationship.
Importantly, we thank our shareholders for their confidence.


         /s/ Harold Leever         /s/ Daniel H. Leever
         Harold Leever             Daniel H. Leever
         Chairman of the Board     Chief Executive Officer

                    MANAGEMENT'S DISCUSSION & ANALYSIS OF
                 FINANCIAL CONDITION & RESULTS OF OPERATIONS

(In thousands, except share and per share amounts)

                                       FIVE YEAR SUMMARY
                       1996        1995        1994        1993        1992
                     --------------------------------------------------------
Net Sales:
    North America    $131,404    $ 93,867    $ 73,861    $ 74,068    $ 73,119
    Overseas          104,487      88,233      76,165      82,256      71,865
                     --------------------------------------------------------
                     $235,891    $182,100    $150,026    $156,324    $144,984
                     ========================================================
Net Earnings<F1>     $ 13,195    $ 11,142    $  7,771    $  7,687    $  7,244
Net Earnings per
 Common Share<F1>
 <F2>                   $4.51       $3.55       $2.18       $2.16       $2.03
Cash Dividends
 Declared per
 Common Share           $0.60       $0.60       $0.60       $0.60       $0.60
Total Assets         $264,756    $123,305    $105,867    $107,173    $101,214
Long-term
 Obligations -
 non current         $105,189    $ 18,229    $    922    $    983    $  1,348

<F1> Before cumulative effect of accounting changes which resulted in one-
     time after tax charges of $371 ($0.12/common share) in 1995 and $2,082 ($0.58/common share) in 1994.

<F2> For 1996 and 1995 indicates primary earnings per common share.  Fully diluted earnings per common share were $4.49 for 1996 and $3.50 for 1995, the first period during which the dilutive effect was large enough to report.

NET SALES & OPERATING PROFITS

OVERVIEW
Worldwide net sales were $235,891, a 30% increase in fiscal 1996 over the previous year's record levels. This increase reflects the effects of new accounts in every geographic segment, improving business conditions overseas and a business acquisition in the U.S.

After giving effect to preferred stock dividend requirements,net earnings increased for the sixth consecutive year to $13,195, $4.51 per common share, as compared to fiscal 1995 net earnings of $11,142, $3.55 per common share (before deducting for the cumulative effect of an accounting change in 1995).

SALES

1996 vs 1995
In North America, net sales were up 40% in fiscal 1996 over fiscal 1995, principally a result of the third quarter purchase of the Electronics and Printing Division of Hercules Incorporated (discussed below). This new business enhances the Corporation's position as a supplier to the electronics industry and provides new market opportunities in the printing industry. European and Asia/Pacific sales were up 20% and 17%, respectively, as a result of continued success in introducing new products and to penetration of emerging markets.

1995 vs 1994
In North America, sales increased 27% because of a strengthening economic climate strongly enhanced by the effects of the purchase of Allied-Kelite's proprietary chemical business during the first quarter of fiscal 1995 and despite reduced direct sales of process equipment. Sales throughout Europe increased strongly despite a change in the marketing of certain resale products to a commission basis completed during fiscal 1994. The strongest sales growth was reported in the Asia/Pacific markets where expanding markets were enhanced by economic recovery in certain areas.

COSTS AND EXPENSES

1996 VS 1995
Costs of sales decreased as a percentage of sales because of customer acceptance of newer, more environmentally friendly proprietary products which replace older, less efficient products. This decrease was achieved despite recognition of the acquisition related accounting charge of approximately $1,700 associated with purchased inventories (in accordance with purchase accounting requirements) and a higher level of equipment sales.
     Selling, technical and administrative expenses declined as a percentage of sales because of ongoing cost control programs. Actual costs increased as a result of business acquisitions and a higher level of employee costs.
     New borrowings to finance the purchase of the electronics and printing business caused interest expense to more than double that of fiscal 1995. Since the additional borrowings were only in place during the last four months of fiscal 1996, interest expense for the coming full year are likely to be as much as double the 1996 level.

1995 VS 1994
During the transition period following the acquisition of assets, costs of sales in the United States were affected by inventory purchased from Allied-Kelite at prices higher than MacDermid's normal replacement costs. These effects were largely offset by marketing changes in Europe and by growth in the proportion of proprietary chemical sales in the Far East.
     Selling, technical and administrative expenses decreased 3% as a percentage of sales though actual costs were higher. The increases were principally the result of new business throughout the world, the newly-acquired Allied-Kelite business in the United States, product development and employee incentives.
    A sharp increase in interest expense resulted principally from borrowings in August, 1994 to finance a common stock repurchase and from short-term financing of the Allied-Kelite business acquisition.

ACQUISITIONS

During the third quarter of fiscal 1996, MacDermid acquired the assets, subject to certain liabilities, of the Electronics and Printing Division of Hercules Incorporated through a wholly-owned subsidiary, MacDermid Imaging Technology, Inc. ("MIT"). The acquisition brought new technology in commercial printing and enhanced the Corporation's product offerings to the printed circuits market. The purchase price of $130,000, excluding closing costs, funded by $100,000 cash and $30,000 in redeemable preferred stock, was paid at closing. A further $15,000 is contingently payable in fiscal year 2004 in the event that the Corporation's consolidated cumulative earnings, before interest, taxes on earnings, depreciation, and amortization, exceed $250,000 for the first four full fiscal years following December 5, 1995. The acquisition, which included $77,000 in goodwill, being amortized over 25 years, has been accounted for under the purchase method of accounting. MIT activity has been included in the consolidated results of operations beginning December 1, 1995. Additionally, during fiscal 1996 MacDermid acquired the remaining 50% share in its joint venture for equipment manufacture. This investment had been accounted for on the equity method and as of July 1, 1995 was consolidated.

     During the first quarter of fiscal year 1995, the Corporation acquired certain assets of the Allied-Kelite Company
(a subsidiary of Witco Corporation), a major supplier of plating surface preparation proprietary chemical products to automotive and electronics hardware industries. The business, located primarily in the United States, includes licenses of technology to companies in several other countries. The acquisition cost (approximately $8,900) financed through short-term borrowings, included inventories, a research facility and technology. The acquisition, accounted for as a purchase, is producing consolidation cost benefits in addition to improved domestic sales coverage.

ACCOUNTING CHANGE

     During fiscal 1995, the Corporation adopted the provisions of Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits (SFAS 112). SFAS 112 requires accrual accounting for recognition of the postemployment cost of salary continuation benefits rather than the previously used cash basis accounting. Adoption of SFAS 112 resulted in a one-time $371 charge against earnings, net of income taxes. The ongoing expense effects are not material to the consolidated financial statements.

INCOME TAXES

Overall effective income tax rates increased to 41.6% in fiscal
1996 from 38.6% in fiscal 1995 as compared to 37.5% in fiscal 1994. The 1996 and 1995 increases were principally attributable to changes in the amounts included in each year's earnings before income taxes for non taxable one-time profits on sales of property and minority equity interests, a 1995 non tax-deductible charge for losses in a joint venture and prior year losses in a subsidiary where tax benefits were not recognized until 1995.

DIVIDENDS

MacDermid has paid cash dividends out of accumulated earnings continuously since 1948. The total dividend paid for fiscal
1996 was $0.60 per share or approximately 13% of the net earnings available to common shareholders.

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

     During the last two years, MacDermid has embarked on programs which have required significant amounts of funds in excess of those available from cash flows from operations. Early during fiscal 1995, MacDermid purchased certain assets used in Allied-Kelite's metal finishing business for approximately $8,900, financed through short-term loans. Subsequently (August 1, 1994), the Corporation completed the purchase of approximately 852,000 shares of MacDermid's common stock under a self-tender offer at a price of $30 per share. The total cost of this purchase, including commitment fees, professional costs, etc., was approximately $26,200, financed through a six-year term loan with a group of banks. During the third quarter of fiscal 1996, MacDermid purchased the assets, subject to certain liabilities, of the Electronics and Printing Division of Hercules Incorporated for a purchase price of $130,000. This purchase was financed through bank borrowing, under a seven-year term loan (which incorporated outstanding balances remaining under the six-year term loan), a revolving credit agreement and issuance of $30,000 in unregistered 6% redeemable preferred stock. As previously discussed, another $15,000 may be payable in fiscal year 2004, contingent upon future earnings.

     New capital spending during fiscal 1996 of approximately $4,303 as compared with $3,990 in fiscal 1995 and $7,526 in fiscal 1994, included upgrades to manufacturing facilities and new equipment to provide for the transfer of Allied-Kelite manufacturing operations to existing facilities and technical equipment. For fiscal 1997, planned new capital projects total approximately $7,500.

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

     The Board of Directors has, from time to time, authorized the purchase of issued and outstanding shares of the Corporation's common stock for its treasury. Following the August 1, 1994 completion of the self-tender offer, the directors authorized the purchase of up to an additional 148,000 shares of MacDermid's common stock. Pursuant to this authorization, MacDermid acquired 12,400 shares during fiscal 1996 and 11,000 shares during fiscal 1995 in privately negotiated purchases. Treasury shares may be used for transfer or sale to employee benefit plans, business acquisitions or for other Corporate purposes. The outstanding authorization to purchase up to 124,600 shares, if exercised at the Nasdaq Stock Market closing price on March 31, 1996, would cost approximately $8,208.

     The principal sources and uses of cash in fiscal years 1996 and 1995 were as follows:
                                     1996            1995
                                  ------------------------
Cash provided by:
  Operations                      $ 17,493         $19,854
  Proceeds from dispositions of
    fixed assets and certain
    business                           630           3,376
  Option exercises                     659             879
  Net increase in borrowings        93,268          17,718
                                  ------------------------
                                  $112,050         $41,827
                                  ========================

Cash used for:
  Capital expenditures            $  4,303         $ 3,990
  Business acquisitions            104,100           8,910
  Purchase of treasury shares          685          26,152
  Dividend payments                  1,674           1,767
  Other - net                           85            (138)
                                  ------------------------
                                  $110,847         $40,681
                                  ========================

     MacDermid's financial position is strong and, other than satisfaction of debt and preferred stock redemption obligations, there are no long-range commitments which would have a significant impact upon results of operations, financial condition or liquidity. At March 31, 1996 the Corporation had domestic and foreign short-term uncommitted credit lines with banks approximating $40,000 in addition to a domestic $65,000 committed revolving credit line. Management believes that additional borrowing could be obtained if needed.

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

     Environmental expenditures that relate to current operations are expensed; long-term betterments are capitalized. The expenditure by MacDermid for these various programs is estimated to be in excess of $1,000 per year. MacDermid has been named as a potentially responsible party (PRP) by the Environmental Protection Agency in connection with two waste sites. There are many other companies involved at each of these sites and MacDermid's participation is minor. The Corporation has recorded its best estimate of liabilities in connection with site clean-up based upon the extent of its involvement, the number of PRPs and estimates of the total costs of the site clean-up. Though it is difficult to predict the final costs of site remediation, management believes that the recorded liabilities are reasonable estimates of probable liability and that future cash outlays are unlikely to be material to financial condition, results of operations or cash flows.

OUTLOOK: ISSUES AND RISKS

This report and other Corporation reports and statements describe many of the positive factors affecting the Corporation's future business prospects. Readers should also be aware of factors which could have a negative impact on those prospects. These include political, economic or other conditions such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the business; competitive products, advertising, promotional and pricing activity, the degree of acceptance of new product introductions in the marketplace and the difficulty of forecasting sales at various times in various markets.

                                   CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands except share and
per share amounts)                          Year Ended March 31
                                    --------------------------------------
                                      1996           1995           1994
                                    --------------------------------------
Net sales                           $235,891       $182,100       $150,026
Cost of Sales                        119,812         94,059         76,914
                                    --------------------------------------
    Gross profit                     116,079         88,041         73,112

Selling, technical and
 administrative expenses              86,978         68,423         60,378
                                    --------------------------------------
    Operating profit                  29,101         19,618         12,734

Other income (expense):
    Interest income                      430            185            300
    Interest expense                  (4,435)        (2,029)        (1,403)
    Miscellaneous, net                (1,475)           373            793
                                    --------------------------------------
                                      (5,480)        (1,471)          (310)
                                    --------------------------------------
    Earnings before income
     taxes and cumulative
     effect of accounting change      23,621         18,147         12,424
Income taxes (note 5)                  9,826          7,005          4,653
                                    --------------------------------------
    Earnings before cumulative
     effect of accounting change      13,795         11,142          7,771
Cumulative effect of accounting
 change (note 4)                         -             (371)        (2,082)
                                    --------------------------------------
    Net earnings                      13,795         10,771          5,689
Preferred dividends                     (600)           -              -
                                    --------------------------------------
    Net earnings available for
     common shareholders            $ 13,195       $ 10,771       $  5,689
                                    ======================================














                                                                  -13-

Net earnings per common
 share (note 1):
   Primary
      Before cumulative effect
       of accounting change            $4.51          $3.55          $2.18
      Cumulative effect of
       accounting change (note 4)        -            (0.12)         (0.58)
                                    --------------------------------------
                                       $4.51          $3.43          $1.60
                                    ======================================
   Fully diluted
      Before cumulative effect of
       accounting change               $4.49          $3.50          $2.18
      Cumulative effect of
       accounting changes (note 4)       -            (0.12)         (0.58)
                                    --------------------------------------
                                       $4.49          $3.38          $1.60
                                    ======================================

Weighted average number of common
 shares outstanding (note 1)
   Primary                         2,928,352      3,141,855      3,567,875
                                   =======================================
   Fully Diluted                   2,941,732      3,179,832      3,567,875
                                   =======================================

       See accompanying notes to consolidated financial statements.

                                    CONSOLIDATED BALANCE SHEETS

ASSETS

(In thousands)                                            March 31
                                                   ---------------------
                                                     1996         1995
                                                   ---------------------
Current assets:
    Cash and cash equivalents                      $  8,833     $  7,630
    Accounts receivable, less allowance for
     doubtful receivables of $4,829 and $2,859       64,410       45,559
    Inventories (note 2)                             38,538       22,801
    Prepaid expenses                                  2,911        2,052
    Deferred income taxes                             4,045        3,155
                                                   ---------------------
                                                    118,737       81,197
        Total current assets                       ---------------------

Property, plant and equipment, at cost:
    Land and improvements                             3,930        2,829
    Buildings and improvements                       31,930       26,346
    Machinery, equipment and fixtures                43,372       33,581
                                                   ---------------------
                                                     79,232       62,756
    Less accumulated depreciation and amortization   37,916       35,721
                                                   ---------------------
    Net property, plant and equipment                41,316       27,035
                                                   ---------------------
Goodwill, net                                        80,398        4,541
Other assets, net                                    24,305       10,532
                                                   ---------------------
                                                   $264,756     $123,305
                                                   =====================

LIABILITIES & SHAREHOLDERS' EQUITY

(In thousands except share and
 per share amounts)                                      March 31
                                                   ---------------------
                                                     1995         1994
                                                   ---------------------
Current liabilities:
    Notes payable (note 3)                         $  5,219     $  4,720
    Current installments of long-term
     obligations (note 7)                             7,065        4,413
    Accounts payable                                 20,877       18,064
    Dividends payable                                   419          411
    Accrued compensation                              7,966        6,089
    Accrued expenses, other                          11,299        7,258
    Income taxes (note 5)                             6,178        5,531
                                                   ---------------------
        Total current liabilities                    59,023       46,486
                                                   ---------------------
Long-term obligations (note 7)                      105,189       18,229
Accrued postretirement benefits (note 4)              3,997        3,899
Deferred income taxes (note 5)                           45          960
Minority interest in subsidiary                          85           77
Preferred Stock - 6% redeemable
 Series A (no par) (note 8)                          30,600          -
Shareholders' equity (note 9):
  Common stock.  Authorized 20,000,000 shares;
   issued 4,200,178 shares in 1996 and 4,136,080
   shares in 1995 at stated value of $1.00 per
   share (note 4)                                     4,200        4,136
  Additional paid-in capital (note 4)                 3,456        1,676
  Retained earnings                                  95,564       84,043
  Equity adjustment from foreign currency
   translation                                        1,034        1,551
  Less cost of 1,405,947 and 1,393,547 common
   shares in treasury                               (38,437)     (37,752)
                                                   ---------------------
        Total shareholders' equity                   65,817       53,654
                                                   ---------------------
Contingencies and commitments (notes 10 and 11)

                                                   $264,756     $123,305
                                                   =====================

       See accompanying notes to consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)                                       Year Ended March 31
                                                 ---------------------------
                                                   1996      1995      1994
                                                 ---------------------------
Cash flows from operating activities:
Net earnings                                     $ 13,195  $10,771   $ 5,689
  Adjustments to reconcile net earnings to net
   cash provided by operating activities:
    Depreciation                                    4,525    4,349     4,596
    Effect of change in accounting (note 4)           -        371     2,082
    Amortization of goodwill and other
     intangible assets                              3,307      685     1,011
    Provision for bad debts                         1,793      664     1,792
    Deferred income taxes                             226   (1,420)     (422)
  Changes in assets and liabilities net of
   effects from acquisitions and dispositions:
    Decrease (increase) in receivables             (3,792)  (4,685)    1,090
    Decrease (increase) in inventories               (654)    (265)      931
    Decrease (increase) in prepaid expenses          (789)    (713)     (111)
    Increase (decrease) in accounts payable        (1,791)   4,453    (1,697)
    Increase (decrease) in accrued expenses         5,059    3,505     2,094
    Increase (decrease) in income tax
     liabilities                                      555    2,860       596
    Other                                          (4,141)    (721)   (2,106)
                                                 ---------------------------
      Net cash flows provided by operating
       activities                                  17,493   19,854    15,545
                                                 ---------------------------
Cash flows from investing activities:
  Capital expenditures                             (4,303)  (3,990)   (7,526)
  Proceeds form disposition of fixed assets           630    3,376     2,998
  Acquisitions of businesses                     (104,100)  (8,910)      -
  Other investments                                   -       (216)   (1,062)
                                                 ---------------------------
      Net cash flows used in investing
       activities                                (107,773)  (9,740)   (5,590)
                                                 ---------------------------
Cash flows from financing activities:
  Long-term and short-term borrowings             109,101   26,609     1,943
  Long-term and short-term repayments             (15,833)  (8,891)   (9,238)
  Exercise of stock options                           659      879       221
  Acquisition of treasury stock (note 9)             (685) (26,152)      -
  Dividends paid                                   (1,674)  (1,767)   (2,141)
                                                 ---------------------------
      Net cash flows used in financing
       activities                                  91,568   (9,322)   (9,215)
                                                 ---------------------------
Effect of exchange rate changes on cash
 and cash equivalents                                 (85)     354       (87)
                                                 ---------------------------
Net increase in cash and cash equivalents           1,203    1,146       653
Cash and cash equivalents at beginning of year      7,630    6,484     5,831
                                                 ---------------------------
Cash and cash equivalents at end of year         $  8,833  $ 7,630   $ 6,484
                                                 ===========================
Cash paid for interest                           $  4,534  $ 2,182   $ 1,627
                                                 ===========================
Cash paid for income taxes                       $  7,198  $ 4,226   $ 4,398
                                                 ===========================

  Supplemental disclosure of non cash financing activities:
  During fiscal 1996, MacDermid Imaging Technology, Inc. issued unregistered 6% redeemabele Series A preferred stock for $30,000 and issued $600 preferred stock as dividends in kind.

             See accompanying notes to consolidated financial statements.

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

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

(b) Acquisitions. In December 1995 the Corporation acquired the assets, subject to certain liabilities, of the Electronics and Printing Division of Hercules Incorporated, forming a new wholly-owned subsidiary, MacDermid Imaging Technology, Inc. ("MIT"), for that purpose. The acquired business consists principally of the manufacture and sale of proprietary products including photoresists, used to imprint electrical patterns on circuit boards, and photopolymer printing, which reproduces quality graphics on package printing and in-store displays. The total purchase price for the acquisition, accounted for as a purchase transaction, was approximately $130,000 including inventory, fixed assets, goodwill (being amortized over 25 years) and other intangibles. A further $15,000 is contingently payable in fiscal year 2004 in the event that the consolidated cumulative earnings, before interest, taxes on earnings, depreciation and amortization exceed $250,000 for the first four full fiscal years following December 5, 1995. Consolidated operating results for fiscal 1996 include the results of the MIT business from December 1, 1995.
The following unaudited pro forma summary of consolidated results is presented as if the acquisition had occurred on April 1, 1994 after giving effect to certain pro forma adjustments, including recognition of additional interest expense on debt to acquire the business, amortization of goodwill and other intangibles, additional depreciation for purchasee price allocation, elimination of corporate allocations previously levied on the acquired business, the related tax effects and recognition of the preferred dividend requirement.

  (In thousands, except per share amounts)(Unaudited)
                                               1996          1995
                                            -------------------------
  Net sales                                 $283,318       $248,180
  Net earnings                              $ 16,351       $ 12,414
  Earnings per common share                    $5.58          $3.95

  The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results which would have occurred if the acquisition had commenced at that date, nor are they indicative of future results.

  In May 1994 the Corporation acquired certain assets of the U.S.
based Allied-Kelite Company from Witco Corporation. Chemical products produced by Allied-Kelite include plating and surface preparation proprietary chemical products which are sold to customers in the aerospace, automotive and electronics hardware industries. Certain technology was also acquired which is licensed to several customers in specific overseas markets. The total purchase price for the acquisition was approximately $8,900 including inventory, fixed assets, goodwill (being amortized over 15 years) and other intangibles. Total assets and pretax earnings resulting from the purchase were less than 10% of the Corporation's consolidated total assets and pretax earnings before acquisition. The acquisition was accounted for as a purchase transaction. Consolidated operating results include the results of the Allied-Kelite business from May 2, 1994. Results of operations were not significant for purposes of presenting pro forma information.

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

  Retirement. Pension, profit sharing and other retirement plans generally are non-contributory and cover substantially all employees. Domestically, the Corporation funds a pension plan. The projected unit credit actuarial method is used for financial reporting purposes. The pension plan provides retirement benefits based upon years of service and compensation levels. In addition, the Corporation contributes to profit sharing and employee stock ownership plans which provide retirement benefits based upon amounts credited to employee accounts within the plans. The Corporation's funding policy for qualified plans is consistent with federal or other regulations and customarily equals the amount deducted for income tax purposes. Foreign subsidiaries contribute to plans which may be administered privately or by government agencies in accordance with local regulations.

  Postretirement. The Corporation currently has accrued postretirement health care benefits for most U.S. employees. The postretirement health care plan is unfunded.

  Postemployment. The Corporation currently accrues for postemployment disability benefits to employees meeting specified service requirements. The postemployment benefits plan is unfunded.

(f) Research and Development. Research and development costs, charged to expenses as incurred, were $10,042, $9,644 and $6,687 in 1996, 1995 and 1994, respectively.

(g) Income Taxes. The provision for income taxes includes Federal, foreign, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. No provision for deferred income taxes is made with respect to equity adjustments from foreign currency translation or to undistributed earnings of subsidiaries which, in management's opinion, will be permanently reinvested or repatriated at a minimal tax cost to the Corporation. Foreign tax credits are recorded as a reduction of the provision for Federal income taxes in the year realized.

(h) Foreign Operations. The balance sheet accounts of foreign subsidiaries are translated into U.S. dollars at year-end rates of exchange while revenue and expense accounts are translated at weighted average rates in effect during the periods. Translation of the balance sheets resulted in a decrease in equity of $517 in 1996, an increase of $1,754 in 1995 and a decrease of $781 in 1994. Gains and losses on foreign currency transactions are included in the consolidated statements of earnings.

(i) Cash and Cash Equivalents. For the purpose of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

(j) Fair Value of Financial Instruments. Statement of Financial Accounting Standards No. 107 requires that reporting entities provide, to the extent practicable, the fair value of financial instruments, both assets and liabilities. The carrying amounts for the Corporation's current financial instruments approximate fair value because of the short maturity of those instruments. The carrying amounts of other financial instruments approximate fair value due to the interest rate at year end approximating that for similar instruments.

(k) Earnings Per Common Share. The computation of primary earnings per common share is based upon the weighted average number of outstanding common shares plus (in periods in which they have a dilutive effect) the effect of common shares contingently issuable from stock options and stock awards. The fully diluted per share computations also reflect additional dilution related to stock options due to the use of the market price at the end of the period, when higher than the average price for the period. Fiscal years 1996 and 1995 are the only years presented for which the dilutive effects were large enough to report.

(l) Stock-based Plans. In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which establishes financial accounting and reporting standards for stock based plans. The Statement, which becomes effective in fiscal 1997, requires the Corporation to choose between accounting for issuances of stock and other equity instruments to employees based on their fair value or disclosing the pro forma effects such accounting would have had on the Corporation's net income and earnings per share. The Corporation continues to evaluate the impact of this statement as it prepares for adoption.

(m) Intangible Assets. Goodwill is amortized over its estimated period of benefit on a straight line basis; other intangible assets are amortized on an appropriate basis over their estimated useful lives. No amortization period currently exceeds 25 years. MacDermid evaluates the carrying value of intangible assets at each balance sheet date to determine if impairment exists based upon estimated undiscounted future cash flows. The impairment, if any, is measured by the difference between carrying value and estimated fair value and charged to expense in the period identified.

(n) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(o) Reclassification of Accounts. Certain accounts have been reclassified to conform with the 1996 presentation.


2.  INVENTORIES

The major components of inventory at March 31 were as follows:
  (In thousands)                         1996           1995
                                       ----------------------
  Finished goods                       $21,270        $16,074
  Raw materials and supplies            17,268          6,727
                                       ----------------------
                                       $38,538        $22,801
                                       ======================

3.  NOTES PAYABLE

Notes payable at March 31, 1996 consisted of $5,219 of outstanding borrowings under available lines of credit aggregating approximately $40,000. The terms of the lines of credit generally provide for interest rates at or below the prime rate on the date of borrowing domestically and, for foreign company borrowings, rates that vary with base rates in each currency. The lines of credit can be withdrawn at any time at the option of the banks. The weighted average interest rates on short-term borrowings outstanding were 5.6% and 5.1% at the end of 1996 and 1995, respectively.


4.  EMPLOYEE RETIREMENT & WELFARE PLANS
The Corporation has defined benefit pension, defined contribution profit sharing and employees' stock ownership plans for substantially all its domestic employees. Aggregate amounts charged to earnings for these plans were $1,892, $1,791, and $1,194 in 1996, 1995 and 1994, respectively.

Pension.  Net pension cost of the Corporation's defined benefit plan included the following components for the years ended March 31:
  (In thousands)                    1996          1995         1994
                                   ---------------------------------
  Service cost                     $  678       $   581      $   557
  Interest cost                     1,421         1,158        1,119
  Actual return on investment      (4,263)       (1,879)        (238)
  Net amortization and deferrals    2,604           341       (1,320)
                                   ---------------------------------
  Net periodic pension cost        $  440       $   201      $   118
                                   =================================

   The following table sets forth the plan's funded status at March
31, 1996 and 1995 and the amount recognized in the Corporation's consolidated balance sheet at March 31:
  (In thousands)                               1996           1995
                                             -----------------------
  Actuarial present value of
   benefit obligation:
  Accumulated benefit obligation
   including vested benefits of
   $15,401 and $11,989                       $16,043         $12,588
                                             =======================
  Projected benefit obligation                21,411         $15,947
  Plan assets at fair value (primarily
   listed stocks, bonds and guaranteed
   investment contracts)                      21,189          16,685
                                             -----------------------
  Plan assets (less than) in excess of
   projected benefits obligation                (222)            738
  Unrecognized portion of transition
   asset (being amortized over 14 years)        (954)         (1,145)
  Unrecognized net loss                        1,587             311
                                             -----------------------
  Prepaid (accrued) pension cost             $   411         $   (96)
                                             =======================

   The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 5% for 1996 and 1995. The expected long-term rate of return on assets was 9% for 1996 and 1995 and the weighted average settlement rate was 7.25% and 8% for 1996 and 1995, respectively.

   Plan assets included 43,695 shares of the Corporation's common stock having a market value of $2,878 and $1,879 at March 31, 1996 and 1995, respectively.

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

   During fiscal 1994, adoption of SFAS 106 resulted in a one-time charge against earnings for the transition obligation for past services of $2,082 (net of a $1,382 deferred income tax benefit).

   The Corporation's postretirement medical and dental plan is unfunded. The following table sets forth the plan amounts, covering both active and retired employees, recognized in the Corporation's consolidated balance sheet at March 31:

(In thousands)                         1996           1995
                                      ---------------------
    Accumulated postretirement
     benefit obligation               $4,267         $3,882
    Unrecognized net loss                760            380
                                      ---------------------
    Accrued postretirement medical
     and dental liability             $3,507         $3,502
                                      =====================

   For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered medical benefits was assumed for fiscal 1996; the rate is assumed to decrease gradually down to 6% for fiscal 2002 and remain at that level thereafter. No annual rate increase is assumed for the dental benefit cost since it is a scheduled plan. The medical cost trend rate assumption has only a small effect on the amounts reported due to the cap on contributions paid by the Corporation. Increasing the assumed health care cost trend rate one percentage point in each year would increase the accumulated postretirement benefit obligation as of March 31, 1996 by approximately $200 (5%). The aggregate of the service and interest cost components of the net periodic postretirement benefit cost for fiscal 1996 would increase by approximately $12 (4%).

   The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at March 31, 1996 and 8% at March 31, 1995. Since the plan is unfunded, no assumption is needed as to the long-term rate of return on assets.

   The net periodic postretirement benefit costs for the years ended
March 31 were as follows:
(In thousands)                         1996        1995        1994
                                      ------------------------------
  Service cost                        $  61       $   62      $   47
  Interest cost                         305          292         279
  Net amortization                        2           11          -
  Recognition of transition
   obligation at April 1, 1993           -            -        3,464
                                      ------------------------------
  Net periodic postretirement
   benefit cost                       $ 368       $  365      $3,790
                                      ==============================

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

   During fiscal 1995 adoption of SFAS 112 resulted in a one-time charge against earnings for the transition obligation for past services of $371 (net of a $248 deferred income tax benefit) which was recorded on April 1, 1994. The estimated ongoing additional after-tax annual cost of this unfunded plan is not material.

   Stock option plan. 1992 Plan. Under a non-qualified stock option plan approved by the Shareholders in July 1992 (the 1992
Plan), certain employees have been granted options to purchase up to an aggregate 294,500 shares of common stock. There were 15,000, 96,500 and 73,500 options granted during fiscal 1996, 1995 and 1994, respectively, at exercise prices of $30.85, $16.1505 and $16.983 to $18.315, respectively. There were 20,500 and 8,500 options canceled upon termination of the grantees during 1996 and 1995, respectively. Options granted under the 1992 Plan generally are exercisable during a four-year period beginning with the grant date. Options for 42,268, 37,550 and 500 shares were exercised during fiscal years 1996, 1995 and 1994, respectively, at prices ranging from $14.652 to $18.315 per share. At March 31, 1996, there were 206,300 options outstanding with exercise prices from $14.652 to $30.85 per share.

   The options are exercisable into restricted shares of common stock which cannot be sold or transferred, except back to the Corporation at cost, during the four-year period commencing with the exercise date. Compensation expense, which is equal to the difference between the fair market value on the date of an option grant and the exercise price of shares which may be purchased thereunder, is amortized over an estimated combined period from the date of grant through the end of the four-year period during which purchased shares must be held or resold to the Corporation. The amounts of such compensation expense charged to results of operations following the date of grant for the years ended March 31, 1996, 1995 and 1994 were $330, $370 and $213, respectively.

  1995 Plan. Under a non-qualified equity incentive plan approved by the Shareholders in July 1995 (the 1995 Plan), certain employees may be granted shares of restricted stock for an aggregate of up to 50,000 shares of common stock. During fiscal 1996 there were 21,830 shares of such restricted shares granted having market prices of $42.75 to $53 on the dates of the grant. A participant who is awarded restricted stock has no rights with respect to such award until the award is accepted in writing and the specified purchase price is paid in full. All shares of restricted stock issued under the 1995 Plan must be held and cannot be sold or transferred, except to MacDermid for the price paid, for a period of four years from the date of the award. Compensation expense, which is equal to the difference between the fair market value on the date of an award and the purchase price of the stock to be purchased thereunder, is generally amortized over the four-year restricted period during which the purchased shares must be held or resold to the Corporation. The amount of such compensation expense charged to results of operations following the award date for the year ended March 31, 1996 was $993.

5.  INCOME TAXES

   Earnings before income taxes included foreign earnings of $15,035, $11,896 and $7,864 for 1996, 1995 and 1994, respectively.

   Income tax expense attributable to income from operations for the years ended March 31 consisted of:
(In thousands)                     Current      Deferred       Total
                                   ---------------------------------
                                                  1996
                                                  ----
  U.S. Federal                     $7,108       $(3,259)      $3,849
  State and local                   1,681          (999)         682
  Foreign                             811         4,484        5,295
                                   ---------------------------------
    Totals                         $9,600       $   226       $9,826
                                   =================================

                                                  1995
                                                  ----
  U.S. Federal                     $3,887        $  (504)      $3,383
  State and local                     500             36          536
  Foreign                           4,038           (952)       3,086
                                   ----------------------------------
    Totals                         $8,425        $(1,420)      $7,005
                                   ==================================

                                                  1994
                                                  ----
  U.S. Federal                     $2,272        $  (434)      $1,838
  State and local                     590            (86)         504
  Foreign                           2,213             98        2,311
                                   ----------------------------------
    Totals                         $5,075        $  (422)      $4,653
                                   ==================================


   Income tax expense for the years ended March 31, 1996, 1995 and
1994 differed from the amounts computed by applying the U.S. Federal statutory tax rates to pretax income from operations as a result of the following:
(In thousands)                       1996          1995         1994
                                     --------------------------------
  U.S. Federal statutory tax rate       35%          35%          34%
                                     ================================
  Computed "expected"
   Federal income tax                $8,267       $6,351       $4,224
  State income taxes, net of
   Federal tax benefit                  474          354          333
  Adjustment of prior years
   tax accruals                         193        1,251          (24)
  Foreign tax rate differential         741         (132)        (442)
  Change in the beginning of
   the year balance of the
   valuation allowance for
   deferred income taxes
   allocated to income tax
   expense                              -           (872)         482
  No tax benefit for (gain) loss
   of unconsolidated corporate
   joint venture                        (14)        (172)         (10)
  Other, net                            165          225           90
                                     --------------------------------
    Actual income taxes              $9,826       $7,005       $4,653
                                     ================================
  Effective tax rate                  41.6%        38.6%        37.5%
                                     ================================

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at March 31 are:

(In thousands)                                        1996        1995
                                                    ------------------
Deferred tax assets:
    Accounts receivable, principally due to
       allowance for doubtful accounts              $  705      $  228
    Inventories, principally due to additional
       costs inventoried for tax purposes pursuant
       to the Tax Reform Act of 1986 and non-
       deductible inventory reserves                 1,022         607
    Accrued liabilities                              1,292       3,527
    Foreign net operating loss carry forwards        1,018       1,198
    Other                                            2,983       1,248
                                                    ------------------
        Total gross deferred tax assets              7,020       6,808

Deferred tax liabilities:
    Plant and equipment, principally due to
       differences in depreciation                     894         773
    Other                                              504         187
                                                    ------------------
        Total gross deferred tax liabilities         1,398         960
                                                    ------------------
        Net deferred asset                          $5,622      $5,848
                                                    ==================

   The deferred tax asset of $1,018 and $1,198 at March 31, 1996 and 1995, respectively, which relate to foreign net operating loss carry forwards, results primarily from prior year losses incurred by a foreign subsidiary. The valuation allowance related to those losses decreased by $872 in 1995. Management believes the deferred tax asset is more likely than not to be realized from future taxable income generated by the subsidiary. The net operating loss carry forward has an indefinite expiration period.

   The Corporation has not recognized a deferred tax liability for the undistributed earnings of subsidiaries that arose in 1996 and prior years because the Corporation currently does not expect those unremitted earnings to reverse and become taxable to the Corporation in the foreseeable future. A deferred tax liability will be recognized when the Corporation expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends, net of available foreign tax credits, or sale of the investments. At March 31, 1996, the undistributed earnings of those subsidiaries were approximately $23,000.

   During fiscal 1996 the exercise of stock options under the stock option and award plans resulted in a tax benefit of $130 which was recorded as an increase in additional paid-in capital.

6.  SEGMENT REPORTING

The Corporation is engaged in the business of developing, manufacturing and marketing industrial chemicals, supplies and related equipment.

   The following table is a summary of the Corporation's operations by geographic area:
                                North                 Asia-
                               America    Europe     Pacific   Consolidated
                               --------------------------------------------
(In thousands)                                     1996
                                ----------------------------------------
Net sales to unaffiliated
 customers                      $131,404   $49,461    $55,026   $235,891
Operating profit                  10,945     7,069     11,087     29,101
Identifiable Assets              205,035    25,716     34,005    264,756

                                                   1995
                                ----------------------------------------
Net sales to unaffiliated
 customers                      $93,866    $41,196    $47,038   $182,100
Operating profit                  5,799      4,424      9,395     19,618
Identifiable assets              67,780     21,943     33,582    123,305

                                                   1994
                                ----------------------------------------
Net sales to unaffiliated
 customers                      $73,861    $37,951   $38,214    $150,026
Operating profit                  5,527      2,156     5,051      12,734
Identifiable assets              56,708     19,942    29,217     105,867


7.  LONG-TERM OBLIGATIONS

Long-term obligations at March 31 consisted of the following:
(In thousands)                             1995            1994
                                          -----------------------
Term loan, unsecured, variable interest
 (6.44% at March 31, 1996) due in
 quarterly installments to 2003           $ 83,482         $   -

Revolving loan, unsecured, variable
 interest (6.44% at March 31, 1996)
 due in 2001                                27,500             -

Mortgage note, 9.25% interest due
 in 1997                                       802             -

Term loan, unsecured, variable interest
   (7.5% at March 31, 1995)                    -            21,875

Debenture, 3.5% interest due in
 annual installments to 1999                   359             607

Other, due in varying amounts
 to 1999                                       111             160
                                          ------------------------
Total long-term obligations                112,254          22,642
Less current portion                         7,065           4,413
                                          ------------------------
Long-term portion                         $105,189         $18,229
                                          =======================

   Minimum future principal payments on long-term obligations subsequent to March 31, 1996 are as follows:
(In thousands)
               1997                          $  7,065
               1998                             7,752
               1999                            12,257
               2000                            12,144
               2001                            39,643
               Thereafter                      33,393
                                             --------
                   Total                     $112,254
                                             ========

The term loan bears interest at a variable rate, which is based on a ratio of the Corporation's debt to earnings before certain expenses and which presently falls within a range of 0.5% to 1.25% above the March 29, 1996 London interbank market rate (LIBOR) which was 5.44%. At March 31, 1996 the effective interest rate was 6.44%. Under the term loan, the most restrictive covenants provide that: earnings before interest and taxes, as a ratio to interest expense, must be greater than 2.5 to 1; consolidated net worth and the preferred stock must be at least $80,000; and the total debt must not exceed 200% of net worth and the preferred stock.

     The revolving loan represents amounts outstanding under a $65,000 committed revolving credit line which expires in 2001. Commitment fees under the revolving credit line are variable, ranging from 18.75 to 37.5 basis points.

     The Corporation has entered into interest rate swap agreements with a bank for the purpose of reducing its exposure to possible future changes in interest rates applicable to the term and revolving loans. Pursuant to the terms of the agreements, the notational amounts of $85,000 and $29,000 are reduced in accordance with applicable schedules until the expiration dates, September 30, 2002 and September 30, 1998, respectively. Applicable fixed rates of 5.63% and 5.39%, respectively, are compared to the U.S. dollar LIBOR rates every three months as a basis for payment or receipt of the rate differential as applied to the then covered notational amount. The value of these off balance sheet agreements at March 31, 1996 was not material to the Corporation's consolidated financial position.

8.  REDEEMABLE PREFERRED STOCK

On December 5, 1995 MacDermid Imaging Technology, Inc., a wholly-owned subsidiary of the Corporation, issued 30,000 shares of unregistered 6% redeemable Series A preferred stock of 75,000 authorized shares to Hercules Incorporated in part payment for the purchase of its Electronics and Printing Division. Dividends in kind are payable on March 31, each year by the issuance of additional Series A preferred stock at the rate of one share per $1 of dividends. Transfer of the preferred stock is restricted for a period of ten years and Hercules Incorporated has the right, under certain conditions, to appoint one person to be a director of MacDermid, Incorporated. Cumulative payments for redemption of preferred stock and dividends paid in kind are to be paid out of cumulative net earnings which accrue beginning with the December 1, 1995 effective date and continuing through the payment dates, as follows:
(In thousands)
          March 31, 2000              $12,877
          March 31, 2001               13,650
          March 31, 2002               14,469
                                      -------
                                      $40,996
                                      =======

  Cumulative redemption payments may not exceed 50% of the cumulative net earnings through the payment date. Any preferred stock or dividends not so redeemed because of this limitation will be redeemed in the year(s) following 2002. The preferred stock may be redeemed earlier at the option of MacDermid. In the event that MacDermid is in default of its obligations with respect to the preferred dividend or redemption, it may not pay a dividend with respect to its common stock.

9.  SHAREHOLDERS' EQUITY

The following summarizes the changes in shareholders' equity accounts for each of the three years in the period ended March 31,1996:

(In thousands,             Common Stock                                                         Total
 except share data)        ------------   Additional            Cumulative    Treasury Stock    Share-
                                  Stated   Paid-in    Retained  Translation   --------------    holders
                          Shares   Value   Capital    Earnings  Adjustment    Shares    Cost    Equity
                        -------------------------------------------------------------------------------
Balance March 31, 1993  4,098,030  $4,098 $  614      $71,491     $  578     530,648  $(11,600) $65,181
Stock options
  exercised                   500       1    220                                                    221
Net earnings                                            5,689                                     5,689
Cash dividends
  $.60 per share                                       (2,141)                                   (2,141)
Foreign currency
  translation
  adjustment                                                        (781)                          (781)
                        -------------------------------------------------------------------------------
Balance March 31, 1994  4,098,530   4,099    834       75,039       (203)    530,648   (11,600)  68,169
Stock options
  exercised                37,550      37    842                                                    879
Net earnings                                           10,771                                    10,771
Cash dividends
  $.60 per share                                       (1,767)                                   (1,767)
Foreign currency
  translation
  adjustment                                                       1,754                          1,754
Treasury stock purchase                                                      862,899   (26,152) (26,152)
                        -------------------------------------------------------------------------------
Balance March 31, 1995  4,136,080   4,136  1,676       84,043      1,551   1,393,547   (37,752)  53,654
Stock options
  exercised                42,268      42    946                                                    988
Tax benefit from
  exercise of stock
  options                                    130                                                    130
Stock awards               21,830      22    704                                                    726
Net earnings                                           13,195                                    13,195
Cash dividends
  $.60 per share                                       (1,674)                                   (1,674)
Foreign currency
  translation
  adjustment                                                        (517)                          (517)
Treasury stock purchase                                                       12,400      (685)    (685)
                        -------------------------------------------------------------------------------
Balance March 31, 1996  4,200,178  $4,200 $3,456      $95,564     $1,034   1,405,947  $(38,437) $65,817
                        ===============================================================================

Effective August 1, 1994, the Corporation purchased 851,899 shares of its common stock at a price of $30 per share pursuant to a "Dutch Auction" self tender offer. The shares purchased pursuant to the Offer represented approximately 23.8% of the shares outstanding immediately prior to the commencement of the Offer. The total cost of the Offer, including all related fees and expenses, of approximately $26,200 was funded primarily by bank borrowings.
   The Board of Directors has authorized the additional purchase of up to 148,000 shares of the Corporation's common stock to be acquired through open market purchases or privately negotiated transactions from time to time. Common stock repurchases of 12,400 shares in 1996, at prices ranging from $42.25 to $64 per share, and 11,000 shares in 1995 at $35 per share, were completed pursuant to this authorization. Any future repurchases under this authorization will depend on various factors, including the market price of the shares, the Corporation's business and financial position and general economic and market conditions. Additional shares acquired pursuant to such authorization will be held in the Corporation's treasury and will be available for the Corporation to issue without further shareholder action (except as required by applicable law or the rules of any securities exchange on which the shares are then listed). Such shares may be used for various Corporate purposes, including contributions under existing or future employee benefit plans, the acquisition of other businesses and the distribution of stock dividends. At March 31, 1996, there was a balance of such outstanding authorizations totaling 124,600 shares.

10.  LEASE COMMITMENTS

The Corporation leases certain warehouse space, transportation, computer and other equipment. Contingent rentals are paid for warehouse space on the basis of the monthly quantities of materials stored and for transportation and other equipment on the basis of mileage or usage.
Total rental expense amounted to &$6,750, $4,968 and $4,126 in 1996, 1995 and 1994, respectively, of which $1,522, $821 and $587, respectively, were contingent rentals.

   Minimum lease commitments under operating leases for the fiscal years subsequent to March 31, 1996 are as follows:

(In thousands)          1997             $3,079
                        1998              1,991
                        1999                761
                        2000                404
                        2001                254
                        Thereafter          208
                                         ------
                                         $6,697
                                         ======

11.  CONTINGENCIES

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

   The Corporation is a party to a number of lawsuits and claims arising out of the ordinary conduct of business. While the ultimate results of the proceedings against the Corporation cannot be predicted with certainty, management does not expect that resolution of these matters will have a material adverse effect upon its consolidated financial position, results of operations or cash flows.

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

   KPMG Peat Marwick LLP conducts an objective, independent review of management's fulfillment of its obligations relating to the fairness of reported operating results and financial condition.
Their report for 1996 appears below this statement.

   The Audit Committee of the Board of Directors, consisting solely of Directors independent of MacDermid, maintains an ongoing appraisal on behalf of the share owners of the effectiveness of the independent auditors and the Corporation's staff of financial and operating management with respect to the financial and internal controls.


/s/Daniel H. Leever                 /s/Arthur J. LoVetere, Jr.

Daniel H. Leever                    Arthur J. LoVetere, Jr.
Chief Executive Officer             Vice President, Chief Financial
                                    Officer and Treasurer

                         INDEPENDENT AUDITORS' REPORT

KPMG Peat Marwick LLP (Logo)
Certified Public Accountants               City Place II
                                           Hartford, CT  06103-4103

The Board of Directors and Shareholders
MacDermid, Incorporated

We have audited the accompanying consolidated balance sheets of MacDermid, Incorporated and subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended March 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MacDermid, Incorporated and subsidiaries at March 31, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1996 in conformity with generally accepted accounting principles.

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



                                   /s/KPMG Peat Marwick LLP

                                   /s/KPMG Peat Marwick LLP


May 22, 1996

                         SELECTED FINANCIAL DATA
                                (UNAUDITED)
(In thousands, except share and per share amounts)

                        SELECTED QUARTERLY RESULTS

                                           1996 by Quarters
                           ----------------------------------------------
                            June    September  December  March    Total
                           ----------------------------------------------
Net sales                  $48,966    $53,359  $58,279  $75,287  $235,891
Gross profit                25,204     26,032   28,223   36,620   116,079
Net earnings                 2,910      3,114    3,088    4,083    13,195
Primary earnings
  per common share <F1>      $1.00      $1.07    $1.05    $1.39     $4.51

                                           1995 by Quarters
                           ----------------------------------------------
                            June    September  December  March    Total
                           ----------------------------------------------
Net sales                  $42,587    $46,498  $44,547  $48,468  $182,100
Gross profit                21,262     21,779   21,684   23,316    88,041
Net earnings                 2,799<F1>  2,667    2,637    2,668    10,771<F1>
Primary earnings
  per common share <F1>      $0.78<F1>  $0.85    $0.92    $0.92     $3.43<F1>


<F1>  After cumulative effect of accounting changes which resulted in one-time after tax charges of $371 ($0.12/common share).

                              MARKET RANGE TRADING RECORD

                           Fiscal 1996                    Fiscal 1995
                         ------------------             ------------------
                          High      Low                  High       Low
QUARTER                  ------------------             ------------------
June                     46          41 1/2             29 1/2      24
September                47 1/2      43                 36 1/2      29
December                 60 1/8      46                 42          34
March                    72 1/4      59                 44 1/2      36 1/2

Closing price March 31        65 7/8                            43

Source:  Nasdaq Stock Market Monthly Statistical Report

                                   DIVIDEND RECORD
                      Fiscal 1996                     Fiscal 1995
               ---------------------------     ---------------------------
               Record   Payable    Amount      Record   Payable    Amount
QUARTER         Date     Date     Declared      Date     Date     Declared
               ---------------------------     ---------------------------
June            6/15/95  7/3/95     $0.15       6/15/94   7/1/94    $0.15
September       9/15/95 10/2/95     $0.15       9/15/94  10/3/94    $0.15
December       12/15/95  1/2/96     $0.15      12/15/94   1/3/95    $0.15
March           3/15/96  4/3/96     $0.15       3/15/95   4/3/95    $0.15

                           CORPORATE INFORMATION
DIRECTORS:

Harold Leever, Chairman of the Board
Daniel H. Leever, Chief Executive Officer
Donald G. Ogilvie, Executive Vice President,
   American Bankers Association
James C. Smith, Chairman of the Board and Chief Executive
   Officer, Webster Financial Corporation
Thomas W. Smith, Managing Partner of Prescott Investors

CORPORATE OFFICERS:

Harold Leever, Chairman of the Board
Daniel H. Leever, Chief Executive Officer
Arthur J. LoVetere, Jr., Vice President, Chief Financial
  Officer

EXECUTIVE MANAGEMENT:

Patricia I. Janssen, Group Vice President and President,
  Electronics and Printing
Michael A. Pfaff, Group Vice President and President,
  Industrial Products
Thomas M. Leever, President, MacDermid Equipment, Inc.

OTHER OFFICERS:

  Vice Presidents-
   David A. Erdman
   John J. Grunwald
   Peter E. Kukanskis
   Gary B. Larson

  Division Vice Presidents-
   Michael P. D'Angelo
   David Rosenberg
   Michael J. Siegmund
   Victor L. Sprenger

  Other-
   Gregory M. Bolingbroke, Corporate Controller
   John L. Cordani, Corporate Secretary
   Sharon J. Stone, Assistant Treasurer

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

MARKET & DIVIDEND INFORMATION:

The common shares of MacDermid, Incorporated are traded on the Nasdaq Stock Market (Symbol: MACD). Price and shares traded are listed in principal daily newspapers and are supplied by Nasdaq. Approximate number of Holders as of May 31, 1996 - 800. CUSIP-554273 102.

ANNUAL MEETING:

The Annual Meeting of Shareholders will be held on Thursday, July 25, 1996 at 3:30 p.m., at the Marriott Courtyard,
63 Grand Street, Waterbury, CT.

LOCATIONS IN THE AMERICAS:

United States:  Waterbury, CT; New Hudson, MI; Cincinnati, OH; Ferndale,
   MI; Middletown and Wilmington, DE; Springfield, VT
Canada:  MacDermid Chemicals, Inc.

LOCATIONS WORLDWIDE:

Australia:  MacDermid Australia Branch
Belgium:  MacDermid Imaging Technology Belgium NV;
Benelux:  MacDermid Benelux, B.V.; MacDermid Imaging Technology Europe BV
England:  MacDermid G.B., Ltd.
France:  MacDermid France, S.A.
Germany:  MacDermid GmbH; MacDermid Equipment GmbH
Hong Kong:  MacDermid Asia Ltd; MacDermid Hong Kong, Ltd.
Israel:  MacDermid Israel Ltd.
Italy:  MacDermid Italiana SRL
Japan:  Nippon MacDermid Co. Ltd.
Korea:  MacDermid Korea Ltd.
New Zealand:  MacDermid New Zealand, Ltd.
Rep. of South Africa:  MacDermid S.A. (PTY) Ltd.
Singapore: MacDermid Singapore, Pte Ltd.
Spain:  MacDermid Espanola, S.A.
Switzerland:  MacDermid Suisse, S.A.
Taiwan:  MacDermid Taiwan, Ltd.