Form 10-K, Exhibit 13
period 1997-03-31
MACDERMID INC
filed 1997-06-30
CIK 61138

EXHIBIT 13

PORTIONS OF MACDERMID'S 1997 ANNUAL REPORT TO STOCKHOLDERS.

Except for the pages and information expressly incorporated by reference, the financial and other information included in this Exhibit 13 is provided solely for the information of the Securities and Exchange Commission and is not deemed "filed."

(All amounts except share and per share data in this financial report are shown in thousands.)



                               GRAPHIC PRESENTATION

(Three horizontal bar graphs are provided here, net sales, net earnings per common share and return on equity. Each graph depicts one facet of results of operations for the fiscal years 1993 through 1997. The graph for net sales indicates an increase in 1993, followed by a marginal decrease in 1994 and large increases in 1995 and 1996. The graphs for both net earnings per common share and return on equity indicate increases in each year since 1992 with substantial increases in 1995, 1996 and 1997.)





                                  GRAPH VALUES

(In thousands, except share and per share amounts)
                         1993     1994      1995      1996     1997
                       ------------------------------------------------
Net sales              $156,324  $150,026  $182,100  $235,891  $293,720

Net earnings per
common share <F1>      $   0.72  $   0.73  $   1.18  $   1.50  $   2.55

Return on Equity <F1>      12.1%    11.7%     18.3%     22.1%     30.2%


<F1> Before the cumulative effect of accounting changes which resulted in one-time after tax charges of $371 ($0.04/common share) in 1995 and $2,082 ($0.19/common share) in 1994.

                       MESSAGE TO SHAREHOLDERS
Fellow Shareholder,

Nineteen hundred ninety-seven, our 75th year, marked our sixth consecutive year of record performance. Sales increased to $293.7 million, up 25% from $235.9 million in 1996. Net earnings increased to $22.0 million, up 67% from last year's $13.2 million. Per share earnings, restated for a 3-for-1 stock split, increased to $2.55, up 70% from $1.50.

Free cash flow (before financing activities) was more than $30.0 million. We used $9.0 million to repurchase shares at an average price of $23 per share. We reduced our borrowings by $25.4 million. After the fiscal year end, we exercised our option to retire the more than $30.0 million in preferred shares outstanding, after which our total debt to capital ratio will be 60%. We have more than $150.0 million in additional borrowing available under current bank facilities.

In December of 1995, we acquired the Electronics and Printing Division of Hercules, Incorporated. A top priority in 1996 was to make the transfer of this acquisition as seamless as possible for both our customers and our new associates. We achieved greater success in this effort than we expected due to the competence and to the commitment of both our new and old members of the MacDermid clan.

While we celebrate our 75th year, a much bigger company, with greater potential than ever before, our focus remains unchanged - we continue to work every day to improve our products and our services, to remove excess costs, and to grow as rapidly as is prudently possible. We have important growth opportunities within our current business and, as such, are funding investments in printing, printed circuits and industrial products. Of particular note, we will begin construction of a manufacturing plant in China this year, fueling one of our most important growth opportunities. We expect to fund these investments in capital improvement, R&D and marketing, while at the same time continuing to grow our cash flow and per share earnings.

Our acquisition philosophy remains unchanged - to make acquisitions that strengthen the competitive position of our current business in both technology and market share, and to add areas of growth that compliment our core competencies. Most important, we intend to increase the intrinsic value of our company on a per share basis.

As you see from our repeated references to per share results, we are acutely conscious that we work for our shareholders and that our stewardship is measured in per share terms over the long run.
That is easy for us, your employees, since stock ownership in the company is both widespread and substantial. Your employees own approximately 35% of the outstanding shares.

On behalf of the Board of Directors, congratulations to the entire MacDermid clan. Thank you for a job well done.
From the MacDermid clan and the board, thank you, our shareholders, for your continued commitment.

         /s/ Harold Leever         /s/ Daniel H. Leever
         Harold Leever             Daniel H. Leever
         Chairman of the Board     Chief Executive Officer

       MACDERMID, INCORPORATED FINANCIAL HIGHLIGHTS

(In thousands, except share and
 per share amounts)                     1997         1996    % Change
                                       -----------------------------------
Total Net Sales                        $ 293,720     $ 235,891      25
Net Earnings                           $  22,010     $  13,195      67
Return on Average Equity<F1>               30.2%         22.1%       -
Average Shares Outstanding<F2>         8,642,329     8,817,137      (2)
Net Earnings Per Common Share<F1> <F2>     $2.55         $1.50      70

<F1>  Before the cumulative effect of accounting changes which resulted in one-time after tax charges of $371 ($0.04/common share) in 1995 and $2,082 ($0.19/common share) in 1994.

<F2>  Net earnings per common share and average shares
outstanding have been restated to reflect the effects of a 3-for-
1 stock split effective November 15, 1996.

                            FIVE YEAR SELECTED FINANCIAL DATA
(In thousands, except share and per share amounts)
OPERATING RESULTS        1997       1996       1995       1994        1993
------------------------------------------------------------------------------
Net Sales              $293,720   $235,891   $182,100    $ 150,026    $156,324
Net Earnings<F1>       $ 22,010   $ 13,195   $ 11,142    $   7,771    $  7,687
 Net Earnings Per
  Common Share <F1><F2>   $2.55      $1.50      $1.18        $0.73      $0.72
 Return On Sales
  (%)<F1>                   7.5        5.6        6.1          5.2        4.9
 Return On Average
  Equity (%)<F1>           30.2       22.1       18.3         11.7       12.1

FINANCIAL POSITION AT YEAR END
-----------------------------------------------------------------------------
Working Capital        $ 46,883   $ 59,714   $ 34,711    $  34,959    $ 31,050
 Current Ratio              1.7        2.0        1.7          2.0         1.8
Capital Expenditures   $  6,914   $  4,303   $  3,990    $   7,526<F3>  $4,594
Total Assets           $260,978   $264,756   $123,305    $ 105,867    $107,173
Long-term Debt
 (Includes Short-
 term Portion)         $ 82,981   $112,254   $ 22,642    $   1,157    $  2,684
  Percent of Total
   Capitalization (excluding
   preferred stock)        50.9       63.0       29.7          1.7         4.0

SHARE DATA
-------------------------------------------------------------------------------
Shareholders' Equity   $  80,058  $  65,817  $  53,654   $   68,169   $  65,181
  Per Common Share <F2>   $ 9.78     $ 7.85     $ 6.52       $ 6.37      $ 6.09
Cash Dividends Per
 Common Share <F2>         $0.20      $0.20      $0.20        $0.20       $0.20
Common Shares
 Outstanding <F2>
 Average During Year   8,642,329  8,817,137  9,425,607   10,703,625   10,696,113
 At Year End           8,187,153  8,382,693  8,227,599   10,703,646   10,702,146
Stock Price <F2>
 High                     39        24 1/16     14 7/8       10 3/8      9 13/16
 Low                      21 1/2    13 7/8       8            8 3/16     7 15/16
 Year End                 34 3/4   21 15/16     14 3/8        8 5/8      9

<F1> Before cumulative effect of accounting change which resulted in one-
     time after tax charges of $371 ($0.04/common share) in 1995 and $2,082 ($0.19/common share) in 1994.

<F2> Share and per share data have been restated to reflect the effects of a 3-for-1 stock split effective November 15, 1996.

<F3> Includes cost attributable to a new Hong Kong warehouse and office facility and is not offset by proceeds from disposal of the previous facilities which occurred in fiscal 1995 and 1994.

                    MANAGEMENT'S DISCUSSION & ANALYSIS OF
                 FINANCIAL CONDITION & RESULTS OF OPERATIONS

(In thousands, except share and per share amounts)

                                       FIVE YEAR SUMMARY
                       1997        1996        1995        1994        1993
                     --------------------------------------------------------
Net Sales:
    North America    $171,782    $131,404    $ 93,867    $ 73,861    $ 74,068
    Overseas          121,938     104,487      88,233      76,165      82,256
                     --------------------------------------------------------
                     $293,720    $235,891    $182,100    $150,026    $156,324
                     ========================================================
Net Earnings<F1>     $ 22,010    $ 13,195    $ 11,142    $  7,771    $  7,687
Net Earnings per
 Common Share<F1>
 <F2>                   $2.55       $1.50       $1.18       $0.73       $0.72
Cash Dividends
 Declared per
 Common Share <F2>      $0.20       $0.20       $0.20       $0.20       $0.20
Cash Provided
by Operations        $ 37,437    $ 17,493    $ 19,854    $ 15,545    $  9,342
Total Assets         $260,978    $264,756    $123,305    $105,867    $107,173
Long-term
 Obligations -
 non current         $ 75,165    $105,189    $ 18,229    $    922    $    983

<F1> Before cumulative effect of accounting changes which resulted in one-
     time after tax charges of $371 ($0.04/common share) in 1995 and $2,082 ($0.19/common share) in 1994.

<F2> Share and per share data have been restated to reflect the effects of a 3-for-1 stock split effective November 15, 1996.


NET SALES & OPERATING PROFITS

OVERVIEW
Worldwide net sales were $293,720, a 25% increase in fiscal 1997 over the previous year. This increase reflects the effects of new accounts in every geographic segment, improving business conditions overseas and the December 1995 photo imaging business acquisition in the U.S. Fiscal year 1997 was the third consecutive record year for net sales.

     After giving effect to preferred stock dividend requirements, net earnings increased to $22,010, $2.55 per common share, as compared to fiscal 1996 net earnings of $13,195, $1.50 per common share. Fiscal year 1997 was the fifth consecutive record year for net earnings and the sixth consecutive record year for earnings per share.

SALES

1997 vs 1996
In North America, net sales were up in fiscal 1997 over fiscal 1996, principally the result of the third quarter fiscal 1996 acquisition of MacDermid Imaging Technology Inc. (discussed below). MacDermid, Incorporated (the Corporation) overseas sales were up 17%, due to additional imaging business and continued success with the acceptance of newer products, which are more efficient and environmentally friendly, in both the European and Asian/Pacific segments. Although certain foreign currencies recently have been devalued on the strength of the dollar there was practically no impact overall on overseas sales for the year.

1996 vs 1995
In North America, net sales were up 40% in fiscal 1996 over fiscal 1995, principally a result of the third quarter acquisition of MacDermid Imaging Technology Inc. This new business enhances the Corporation's position as a supplier to the electronics industry and provides new market opportunities in the printing industry. Overseas, sales were up 18% as a result of customer acceptance of new products and the penetration of emerging markets in both European and Asia / Pacific segments.


COSTS AND EXPENSES

1997 vs 1996
Costs of sales decreased as a percentage of sales for the second consecutive year. A primary factor to the improvement in fiscal 1997 was the recognition in fiscal 1996 of an acquisition related accounting charge of approximately $1,700 associated with purchased inventories (in accordance with purchase accounting requirements). Other influences on costs of sales include: higher margin incremental sales from the acquisition, continuing growth of newer proprietary products which are environmentally friendly and more efficient and related overhead efficiencies and cost reduction programs.
     Selling, technical and administrative expenses declined as a percentage of sales because of ongoing cost control programs and an improved account collection experience. Actual costs increased to support additional business activity, product development and additional goodwill amortization from the photo imaging business acquisition. Accelerated debt reduction during 1997 helped to mitigate the additional eight months interest from the acquisition leaving interest expense 64% increased over 1996.

1996 vs 1995
Costs of sales decreased as a percentage of sales because of customer acceptance of newer, more environmentally friendly proprietary products which replace older, less efficient products. This decrease was achieved despite recognition of the acquisition related accounting charge and a higher level of equipment sales.
     Selling, technical and administrative expenses declined as a percentage of sales because of ongoing cost control programs. Actual costs increased as a result of business acquisitions and a higher level of employee costs. New borrowings to finance the purchase of the photo imaging business during the third quarter left interest expense more than double that of fiscal 1995.

ACQUISITIONS

In December of fiscal 1996, MacDermid acquired the assets, subject to certain liabilities, of the Electronics and Printing Division of Hercules Incorporated through a wholly-owned subsidiary, MacDermid Imaging Technology Inc. ("MIT"). The acquisition brought new technology in commercial printing and enhanced the Corporation's product offerings to the printed circuits market. The purchase price of $130,000, excluding closing costs, funded by $100,000 cash and $30,000 in redeemable preferred stock, was paid at closing. A further $15,000 is contingently payable in fiscal year 2004 in the event that the Corporation's consolidated cumulative earnings, before interest, taxes on earnings, depreciation, and amortization, exceed $250,000 for the first four full fiscal years following December 5, 1995. The acquisition, which included approximately $77,000 in goodwill, which is being amortized over 25 years, has been accounted for under the purchase method of accounting. MIT activity has been included in the consolidated results of operations beginning December 1, 1995. Additionally, during fiscal 1996 MacDermid acquired the remaining 50% share in its joint venture for equipment manufacture. This investment had been accounted for on the equity method and, as of July 1, 1995, was consolidated.

     During the first quarter of fiscal year 1995, the Corporation acquired certain assets of the Allied-Kelite Company
(a subsidiary of Witco Corporation), a major supplier of plating surface preparation proprietary chemical products to automotive and electronics hardware industries. The business, located primarily in the United States, includes licenses of technology to companies in several other countries. The acquisition cost approximately $8,900 included inventories, a research facility and technology. The acquisition has been accounted for as a purchase.

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

INCOME TAXES

The overall effective income tax rate decreased to 38.4% in fiscal
1997 from 41.6% in fiscal 1996 and 38.6% in fiscal 1995.
The decrease in the effective rate for 1997 is primarily due to higher earnings by foreign subsidiaries in low tax districts and a dividend payment strategy which optimized the Corporation's foreign tax credit position. The 1996 increase over 1995 was principally attributable to changes in the amounts included in each year's earnings before income taxes for nontaxable one-time profits on sales of property and minority equity interests.

LIQUIDITY & CAPITAL RESOURCES

Cash flows from operations are used to fund dividend payments
($0.20 per common share for fiscal 1997) to shareholders, other working capital requirements of the Corporation and most capital projects. MacDermid has paid cash dividends continuously since 1948. From time to time the Corporation utilizes additional outside sources to fund overall needs, including major capital projects for new and upgraded research and technical, manufacturing and administrative facilities and for business acquisitions.
     During the past year cash flows provided by operations more than doubled. A large portion of these funds were used to reduce debt, ahead of existing repayment schedules, in order to minimize interest costs.
     In certain years, MacDermid has embarked on programs which have required significant amounts of funds in excess of those available from cash flows from operations. During the third quarter of fiscal 1996, MacDermid purchased the assets, subject to certain liabilities, of the Electronics and Printing Division of Hercules Incorporated for a purchase price of $130,000. This purchase was financed through bank borrowing, under a seven-year term loan (which incorporated outstanding balances remaining under the previously existing six-year term loan), a revolving credit agreement and issuance of $30,000 in unregistered 6% redeemable preferred stock.
As previously discussed, another $15,000 may be payable in fiscal year 2004, contingent upon future earnings. Subsequent to the fiscal year end, the $30,000 of preferred stock, together with accumulated dividends in kind was redeemed to eliminate non-deductible preferred stock dividends.

     New capital spending during fiscal 1997 of approximately
$6,914 as compared with $4,303 in fiscal 1996 and $3,990 in fiscal 1995, included upgrades to manufacturing facilities worldwide and a new technical center in Wilmington, Delaware, as well as replacement of technical equipment. For fiscal 1998, planned new capital projects total approximately $8,000.

     New opportunities for business acquisitions, which become available from time to time, are evaluated individually as they arise based upon MacDermid's criteria for technological improvement and innovation, potential for earnings growth and compatibility with existing distribution channels. Management intends to pursue those opportunities which have strong potential to enhance shareholder value.

     The Board of Directors has, from time to time, authorized the purchase of issued and outstanding shares of the Corporation's common stock for its treasury. The directors authorized the purchase of up to an additional 100,000 shares of MacDermid's common stock on August 28, 1996. Pursuant to this, and previous authorizations, MacDermid acquired 395,345 shares during fiscal
1997 and 37,200 shares during fiscal 1996 in privately negotiated purchases. Treasury shares may be used for transfer or sale to employee benefit plans, business acquisitions or for other Corporate purposes.
The outstanding authorization to purchase up to 93,198 shares, if exercised at the Nasdaq Stock Market closing price on March 31, 1997, would cost approximately $3,239.

     The principal sources and uses of cash in fiscal years 1997 and 1996 were as follows:
                                     1997            1996
                                  ------------------------
Cash provided by:
  Operations                      $ 37,437         $ 17,493
  Proceeds from dispositions of
    fixed assets and certain
    business                         1,508              630
  Option exercises                     958              659
  Net increase in borrowings            -            93,268
                                  -------------------------
                                  $ 39,903         $112,050
                                  =========================
Cash used for:
  Capital expenditures            $  6,914         $  4,303
  Business acquisitions                 -           104,100
  Purchase of treasury shares        8,970              685
  Dividend payments                  1,641            1,674
  Net decrease in borrowings        24,316              -
  Other - net                          365               85
                                  -------------------------
                                  $ 42,206         $110,847
                                  =========================

     MacDermid's financial position is strong and, other than satisfaction of debt and preferred stock redemption obligations, there are no long-range commitments which would have a significant impact upon results of operations, financial condition or liquidity.
At March 31, 1997 the Corporation had domestic and foreign short-term uncommitted credit lines with banks approximating $33,000 in addition to a domestic $65,000 committed revolving credit line (against which $30,000 was borrowed in May 1997 to redeem the preferred stock, as noted above) and an additional $100,000 acquisition credit facility. Management believes that additional borrowing could be obtained if needed.

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

On January 30, 1997, the Company was served with a subpoena from a federal grand jury in Connecticut requesting certain documents.
The Company was subsequently informed that it is a subject of the grand jury's investigation. The subpoena requested information relating to an accidental spill from the Company's Huntingdon Avenue, Waterbury, Connecticut facility that occurred in November of 1994, together with other information related to the Company's operations and compliance at the Huntingdon Avenue facility. The Company has retained outside law firms to assist the Company in complying with the subpoena. The Company is cooperating with the government's investigation. The Connecticut Fund for Environment, a private organization, has notified MacDermid of its intent to sue MacDermid in relation to the foregoing accidental spill and in relation to certain permit exceedances. Since these matters are currently in very early stages, it is impossible to determine what the ultimate outcome will be and difficult to quantify the extent of the Company's exposure to liability, if any. As such, no assurance can be given that the Company will not be found to have liability. It is the Company's policy to accrue probable liabilities to the extent that the Company can reasonably quantify such liabilities.

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

MacDermid operates throughout the world in areas generally considered stable. Sales are mainly to companies whose outputs become components in consumer and industrial products having wide application and demand and no one customer accounts for a material proportion of sales. Management, therefore, believes that inflation, generally has had little overall impact upon the Corporation's operations and reported earnings. While there may be temporary disruptions of economic stability, management believes that their long-term effects will not be significant to the Corporation.

                                   CONSOLIDATED STATEMENTS OF EARNINGS
 (In thousands except share and
per share amounts)                          Year Ended March 31
                                    ------------------------------------
                                      1997          1996         1995
                                    ------------------------------------
Net sales                           $293,720      $235,891     $182,100
Cost of Sales                        144,281       119,812       94,059
                                    ------------------------------------
    Gross profit                     149,439       116,079       88,041

Selling, technical and
 administrative expenses             102,728        86,978       68,423
                                    ------------------------------------
    Operating profit                  46,711        29,101       19,618

Other income (expense):
    Interest income                      666           430          185
    Interest expense                  (7,277)       (4,435)      (2,029)
    Miscellaneous, net                (1,383)       (1,475)         373
                                    ------------------------------------
                                      (7,994)       (5,480)      (1,471)
                                    ------------------------------------
    Earnings before income
     taxes and cumulative
     effect of accounting change      38,717        23,621       18,147
Income taxes (note 5)                 14,871         9,826        7,005
                                    ------------------------------------
    Earnings before cumulative
     effect of accounting change      23,846        13,795       11,142
Cumulative effect of accounting
 change (note 4)                         -             -           (371)
                                    ------------------------------------
    Net earnings                      23,846        13,795       10,771
Preferred dividends                   (1,836)         (600)         -
                                    ------------------------------------
    Net earnings available for
     common shareholders            $ 22,010      $ 13,195     $ 10,771
                                    ====================================
Net earnings per common
 share:
       Before cumulative effect
       of accounting change            $2.55         $1.50        $1.18
       Cumulative effect of
       accounting change (note 4)        -             -          (0.04)
                                    ------------------------------------
                                       $2.55         $1.50        $1.14
                                    ====================================
Weighted average number of common
 shares outstanding                 8,642,329     8,817,137    9,425,607
                                    ====================================

       See accompanying notes to consolidated financial statements.

                     CONSOLIDATED BALANCE SHEETS

ASSETS

(In thousands)                                            March 31
                                                   ---------------------
                                                     1997         1996
                                                   ---------------------
Current assets:
    Cash and equivalents                           $  6,530     $  8,833
    Accounts receivable, less allowance for
     doubtful receivables of $3,379 and $4,829       61,419       64,410
    Inventories (note 2)                             40,748       38,538
    Prepaid expenses                                  2,207        2,911
    Deferred income taxes (note 5)                    4,808        4,045
                                                   ---------------------
                                                    115,712      118,737
        Total current assets                       ---------------------

Property, plant and equipment, at cost:
    Land and improvements                             3,847        3,930
    Buildings and improvements                       31,933       31,930
    Machinery, equipment and fixtures                47,188       43,372
                                                   ---------------------
                                                     82,968       79,232
    Less accumulated depreciation and amortization   41,424       37,916
                                                   ---------------------
    Net property, plant and equipment                41,544       41,316
                                                   ---------------------
Goodwill, net                                        76,346       80,398
Other assets, net                                    27,376       24,305
                                                   ---------------------
                                                   $260,978     $264,756
                                                   =====================

LIABILITIES & SHAREHOLDERS' EQUITY

(In thousands except share and
 per share amounts)                                      March 31
                                                   ---------------------
                                                     1997         1996
                                                   ---------------------
Current liabilities:
    Notes payable (note 3)                         $  9,059     $  5,219
    Current installments of long-term
     obligations (note 7)                             7,816        7,065
    Accounts payable                                 21,772       20,877
    Dividends payable                                   409          419
    Accrued compensation                              9,259        7,966
    Accrued expenses, other                          13,756       11,299
    Income taxes (note 5)                             6,758        6,178
                                                   ---------------------
        Total current liabilities                    68,829       59,023
                                                   ---------------------
Long-term obligations (note 7)                       75,165      105,189
Accrued postretirement benefits
  Less Current Portion (note 4)                       4,157        3,997
Deferred income taxes (note 5)                          245           45
Minority interest in subsidiary                          88           85
Preferred Stock - 6% redeemable
 Series A (no par) (note 8)                          32,436       30,600
Shareholders' equity (note 9):
  Common stock.  Authorized 20,000,000 shares;
   issued 12,800,339 shares in 1997 and 12,600,534
   shares in 1996 at stated value of $1.00 per
   share (note 4)                                    12,800        4,200
  Additional paid-in capital (note 4)                   959        3,456
  Retained earnings                                 113,632       95,564
  Equity adjustment from foreign currency
   translation                                           74        1,034
  Less cost of 4,613,186 and 4,217,841 common
   shares in treasury                               (47,407)     (38,437)
                                                   ---------------------
        Total shareholders' equity                   80,058       65,817
                                                   ---------------------
Contingencies and commitments (notes 10 and 11)

                                                   $260,978     $264,756
                                                   =====================

       See accompanying notes to consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)                                       Year Ended March 31
                                                 ---------------------------
                                                   1997      1996      1995
                                                 ---------------------------
Cash flows from operating activities:
Net earnings                                     $ 22,010  $ 13,195  $10,771
  Adjustments to reconcile net earnings to net
   cash provided by operating activities:
    Depreciation                                    5,463     4,525    4,349
    Effect of change in accounting (note 4)           -         -        371
    Amortization of goodwill and other
     intangible assets                              4,787     3,307      685
    Provision for bad debts                           547     1,793      664
    Deferred income taxes                            (184)      226   (1,420)
  Changes in assets and liabilities net of
   effects from acquisitions and dispositions:
    Decrease (increase) in receivables              2,373    (3,792)  (4,685)
    Decrease (increase) in inventories             (2,955)     (654)    (265)
    Decrease (increase) in prepaid expenses           669      (789)    (713)
    Increase (decrease) in accounts payable         1,624    (1,791)   4,453
    Increase (decrease) in accrued expenses         4,563     5,059    3,505
    Increase (decrease) in income tax
     liabilities                                      768       555    2,860
    Other                                          (2,228)   (4,141)    (721)
                                                 ---------------------------
      Net cash flows provided by operating
       activities                                  37,437    17,493   19,854
                                                 ---------------------------
Cash flows from investing activities:
  Capital expenditures                             (6,914)   (4,303)  (3,990)
  Proceeds from disposition of fixed assets           871       630    3,376
  Acquisitions (and dispositions) of businesses       637  (104,100)  (8,910)
  Other investments                                   -        -        (216)
                                                 ---------------------------
      Net cash flows used in investing
       activities                                  (5,406) (107,773)  (9,740)
                                                 ---------------------------
Cash flows from financing activities:
  Long-term and short-term borrowings              10,508   109,101   26,609
  Long-term and short-term repayments             (34,824)  (15,833)  (8,891)
  Exercise of stock options                           958       659      879
  Acquisition of treasury stock (note 9)           (8,970)     (685) (26,152)
  Dividends paid                                   (1,641)   (1,674)  (1,767)
                                                 ---------------------------
      Net cash flows provided by (used in)  financing
       activities                                 (33,969)   91,568   (9,322)
                                                 ---------------------------









Effect of exchange rate changes on cash
 and cash equivalents                                (365)      (85)     354
                                                 ---------------------------
Net increase (decrease) in
 cash and cash equivalents                         (2,303)    1,203    1,146
Cash and cash equivalents at beginning of year      8,833     7,630    6,484
                                                 ---------------------------
Cash and cash equivalents at end of year         $  6,530  $  8,833  $ 7,630
                                                 ===========================
Cash paid for interest                           $  7,106  $  4,534  $ 2,182
                                                 ===========================
Cash paid for income taxes                       $ 15,391  $  7,198  $ 4,226
                                                 ===========================

  Supplemental disclosure of non-cash financing activities:
  During fiscal 1996 MacDermid Imaging Technology, Inc. issued unregistered 6% redeemable Series A preferred stock for $30,000. Preferred stock issued as dividends in kind valued at $1,836 and $600 were issued in 1997 and 1996, respectively.

           See accompanying notes to consolidated financial statements.


          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands, except share data)                     Shares
                                          ---------------------------------
                                             1997        1996      1995
                                          ---------------------------------
Common Stock:
  Balance - beginning of year              4,200,178   4,136,080   4,098,530
  Shares issued - stock options               59,870      42,268      37,550
  Shares issued - stock awards                 7,787      21,830         -
  Three-for-one stock split                8,532,504         -           -
                                          ----------------------------------
  Balance - end of year                   12,800,339   4,200,178   4,136,080
                                          ==================================


                                                     Year Ended March 31
                                          -----------------------------------
                                             1997        1996      1995
                                          -----------------------------------
Common Stock:
    Balance - beginning of year             $  4,200    $  4,136   $   4,099
    Shares issued - stock options                 59          42          37
    Shares issued - stock awards                   8          22          -
    Three-for-one stock split                  8,533          -           -
                                          -----------------------------------
    Balance - end of year                     12,800       4,200       4,136
                                          -----------------------------------

Additional Paid In Capital:
    Balance - beginning of year                3,456       1,676         834
    Stock options                              1,595         946         842
    Stock awards                                 670         704          -
    Tax benefit from stock
    options exercised                            444         130          -
    Three-for-one stock split                 (5,206)          -          -
                                          -----------------------------------
Balance - end of year                            959       3,456       1,676
                                          -----------------------------------

Retained Earnings:
    Balance - beginning of year               95,546      84,043      75,039
    Net Earnings                              22,010      13,195      10,771
    Cash dividends at $0.20 per share         (1,641)     (1,674)     (1,767)
    Change in subsidiary fiscal year           1,026           -          -
    Three-for-one stock split                 (3,327)          -          -
                                          -----------------------------------
Balance - end of year                        113,632      95,546      84,043
                                          -----------------------------------
Equity adjustment from foreign
currency translation:
    Balance - beginning of year                1,034       1,551        (203)
    Translation adjustment                      (960)       (517)      1,754
                                          -----------------------------------
Balance - end of year                             74       1,034       1,551
                                          -----------------------------------

Treasury stock:
    Balance - beginning of year              (38,437)    (37,752)    (11,600)
     Shares acquired
     (1997:395,345; 1996:37,200;
      1995:2,588,697)                         (8,970)       (685)    (26,152)
                                          -----------------------------------
Balance - end of year                        (47,407)    (38,437)    (37,752)
                                          -----------------------------------

                                          ===================================
Total shareholder's equity                  $ 80,058     $65,817   $  53,654
                                          ===================================

           See accompanying notes to consolidated financial statements.

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Principles of Consolidation. The accompanying consolidated financial statements include accounts of the parent corporation and all of its domestic and foreign subsidiaries. Certain foreign subsidiaries were in previous years, for practical purposes, included on a calendar year basis. For those subsidiaries the fiscal year end is now changed to coincide with the parent corporation, beginning with this
(1997) fiscal year. The results of the quarter ended March 31, 1996, were credited directly to retained earnings to effect this changeover.
All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Acquisitions. In December 1995 the Corporation acquired the assets, subject to certain liabilities of the Electronics and Printing Division of Hercules Incorporated, forming a new wholly-owned subsidiary, MacDermid Imaging Technology, Inc. ("MIT"), for that purpose. The acquired business consists principally of the manufacture and sale of proprietary products including photoresists, used to imprint electrical patterns on circuit boards, and photopolymer printing, which reproduces quality graphics on package printing and in-store displays. The total purchase price for the acquisition, accounted for as a purchase transaction, was approximately $130,000 including inventory, fixed assets, goodwill (being amortized over 25 years) and other intangibles. A further $15,000 is contingently payable in fiscal year 2004 in the event that the consolidated cumulative earnings, before interest, taxes on earnings, depreciation and amortization exceed $250,000 for the first four full fiscal years following December 5, 1995. Consolidated operating results for fiscal 1996 include the results of the MIT business from December 1, 1995.
     The following unaudited pro forma summary of consolidated results is presented as if the acquisition had occurred on April 1, 1994 after giving effect to certain pro forma adjustments, including recognition of additional interest expense on debt to acquire the business, amortization of goodwill and other intangibles, additional depreciation for purchase price allocation, elimination of corporate allocations previously levied on the acquired business, the related tax effects and recognition of the preferred dividend requirement.

  (In thousands, except per share amounts)(Unaudited)
                                               1996          1995
                                            -------------------------
  Net sales                                 $283,318       $248,180
  Net earnings                              $ 16,351       $ 12,414
  Earnings per common share                    $1.86          $1.32

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

  Retirement. Pension, profit sharing and other retirement plans generally are non-contributory and cover substantially all employees. Domestically, the Corporation funds a defined benefit pension plan.
The projected unit credit actuarial method is used for financial reporting purposes.
 In addition, the Corporation contributes to profit sharing and employee stock ownership plans which provide retirement benefits based upon amounts credited to employee accounts within the plans. The Corporation's funding policy for qualified plans is consistent with federal or other regulations and customarily equals the amount deducted for income tax purposes. Foreign subsidiaries contribute to plans which may be administered privately or by government agencies in accordance with local regulations.

  Postretirement. The Corporation currently has accrued postretirement health care benefits for most U.S. employees. The postretirement health care plan is unfunded.

  Postemployment. The Corporation currently accrues for postemployment disability benefits to employees meeting specified service requirements. The postemployment benefits plan is unfunded.

(f) Research and Development. Research and development costs, charged to expenses as incurred, were $10,850, $10,042, and $9,644 in 1997, 1996 and 1995, respectively.

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

(h) Foreign Operations. The balance sheet accounts of foreign subsidiaries are translated into U.S. dollars at year-end rates of exchange while revenue and expense accounts are translated at weighted average rates in effect during the periods. Translation of the balance sheets resulted in a decrease in equity of $960 in 1997 and $517 in 1996 and an increase of $1,754 in 1995. Gains and losses on foreign currency transactions are included in the consolidated statements of earnings.

(i) Cash and Cash Equivalents. For the purpose of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

(j) Fair Value of Financial Instruments. Statement of Financial Accounting Standards No. 107 requires that reporting entities provide, to the extent practicable, the fair value of financial instruments, both assets and liabilities. The carrying amounts for the Corporation's current financial instruments approximate fair value because of the short maturity of those instruments. The carrying amounts of other financial instruments approximate fair value due to the interest rate at year end approximating that for similar instruments.
     Interest rate swap agreements are employed by the Corporation to optimize borrowing costs by reducing exposure of possible future changes in interest rates. The estimated fair value of these financial instruments at March 31, 1997 is $2,719 based on the quoted market price from the bank holding the instruments.

(k) Common Share Data. The computation of earnings per common share is based upon the weighted average number of outstanding common shares plus (in periods in which they have a dilutive effect) the effect of common shares contingently issuable from stock options and stock awards. Fully diluted per share computations are not included since the effect is less than 3%.
     Net earnings per common share, dividend amounts declared and share market price have been restated to give retroactive effect to a three for one stock split as of November 15, 1996.
     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Standards No. 128, Earnings per
Share (SFAS 128) and Statement of Financial Accounting
Standards No. 129, Disclosure of Information about Capital
Structure (SFAS 129). SFAS 128 revises and simplifies the computation for earnings per share and requires certain additional disclosures. SFAS 129 requires additional disclosures regarding the Company's capital structure. Both standards are effective beginning in fiscal year 1998.

(l) Stock-based Plans. Effective April 1, 1996 the Corporation adopted the disclosure requirements of Statement of Financial Accounting Standards No 123, Accounting for Stock Based Compensation (SFAS123). The Corporation continues to follow Accounting Principles Board Opinion No. 25, Accounting for
Stock Issued to Employees in accounting for its employee stock options. Pro forma net income and per share amounts are presented in the Employee Stock Incentive Plans note as if the alternative fair value method of accounting provided for under SFAS123 had been applied to options granted after March 31, 1995.

(m) Intangible Assets. Goodwill is amortized over its estimated period of benefit on a straight line basis; other intangible assets are amortized on an appropriate basis over their estimated useful lives. No amortization period currently exceeds 25 years. MacDermid evaluates the carrying value of intangible assets at each balance sheet date to determine if impairment exists based upon estimated undiscounted future cash flows. The impairment, if any, is measured by the difference between the carrying value and estimated fair value and charged to expense in the period identified.

(n) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2.  INVENTORIES

The major components of inventory at March 31 were as follows:
  (In thousands)                         1997           1996
                                       ----------------------
  Finished goods                       $23,125        $21,270
  Raw materials and supplies            17,623         17,268
                                       ----------------------
                                       $40,748        $38,538
                                       ======================

3.  NOTES PAYABLE

Notes payable at March 31, 1997 consisted of $9,059 of outstanding borrowings under available lines of credit aggregating approximately $33,000. The terms of the lines of credit generally provide for interest rates at or below the prime rate on the date of borrowing domestically and, for foreign company borrowings, rates that vary with base rates in each currency. The lines of credit can be withdrawn at any time at the option of the banks. The weighted average interest rates on short-term borrowings outstanding were 5.8% and 5.6% at the end of 1997 and 1996, respectively.

4.  EMPLOYEE RETIREMENT & WELFARE PLANS
The Corporation has defined benefit pension, defined contribution profit sharing and employees' stock ownership plans for substantially all its domestic employees. Aggregate amounts charged to earnings for these plans were $1,566, $1,892, and $1,791 in 1997, 1996 and 1995, respectively.


The following table sets forth the components of the pension and postretirement benefit plans for the years ended March 31:

                                                  PENSION
  (In thousands)                    1997          1996        1995
                                   ---------------------------------
  Service cost                     $1,092       $   678      $   581
  Interest cost                     1,741         1,421        1,158
  Net amortization and deferrals    1,532         2,604          341
  Actual return on investment      (3,502)       (4,263)      (1,879)

                                   ---------------------------------
  Net periodic pension cost        $  863       $   440      $   201
                                   =================================

                                       POSTRETIREMENT BENEFITS
  (In thousands)                     1997         1996         1995
                                   ---------------------------------
Service cost                       $   56       $    61      $    62
  Interest cost                       302           305          292
  Net amortization and deferrals       11             2           11
  Actual return on investment         -             -            -

                                   ---------------------------------
  Net periodic pension cost        $  369       $   368      $   365
                                   =================================



  The following table sets forth the plans funded status, amount recognized in the balance sheet, plan amounts and rate assumptions of the pension and postretirement benefit plans at March 31:

                                                      PENSION
  (In thousands)                               1997           1996
                                             -----------------------
  Accumulated benefit obligation             $19,049         $16,043
                                             =======================
  Plan assets at fair value                   23,871         $21,189
  Projected benefit obligation                24,375          21,411
                                             -----------------------
  Plan assets less than
   projected benefits obligation                (504)           (222)
  Unrecognized portion of transition
   asset (being amortized over 14 years)        (632)           (954)
  Unrecognized net loss                          684           1,587
                                             -----------------------
  Prepaid (accrued) pension cost             $  (452)        $   411
                                             =======================

  Rate assumptions:
  Discount rate                                  7.5%          7.25%
  Rate on return on plan assets                  9%            9%
  Salary increases                               5%            5%
  Annual increase in costs
   of medical benefits                           n/a           n/a

                                          POSTRETIREMENT BENEFITS
  (In thousands)                               1997           1996
                                             -----------------------
Accumulated benefit obligation               $   -           $   -
                                             =======================
  Plan assets at fair value                      -               -
  Projected benefit obligation                 4,300           4,267
                                             -----------------------
  Plan assets less than
   projected benefits obligation              (4,300)         (4,267)
  Unrecognized portion of transition
   asset (being amortized over 14 years)          -             -
  Unrecognized net loss                          477             760
                                             -----------------------
  Accrued postretirement liability           $ 3,823         $ 3,507
                                             =======================

  Rate assumptions:
  Discount rate                                7.5%             7.25%
  Rate on return on plan assets                n/a              n/a
  Salary increases                             n/a              n/a
  Annual increase in costs
   of medical benefits                         3.0%             8.5%

  Pension. The pension plan provides retirement benefits based upon years of service and compensation levels. Plan assets at fair value consist primarily of listed stocks, bonds and guaranteed investment contracts, and included 131,085 shares of the Corporation's common stock having a market value of $4,555 and $2,878 at March 31, 1997 and 1996, respectively. Accumulated benefits obligations included vested benefits of $17,836 and $15,401 at March 31, 1997 and 1996, respectively.

   Postretirement benefits. The Corporation sponsors a defined benefit postretirement medical and dental plan (unfunded) that covers all of its domestic full-time employees who retire after age 55 with at least 10 to 20 years of service (depending upon the date of hire). Current retirees are required to contribute toward the cost of the plan until they attain age 65. All future retirees will be required to contribute. The Corporation's subsidy level is subject to a cap which increases 3% each year. Retirees will be required to contribute the plan cost in excess of the cap in addition to other required contributions.

   The projected benefit obligation for the postretirement plan at March 31, 1997 comprised 30% retirees, 24% fully eligible active participants and 46% other active participants. The annual increase in cost is 3.0% for postretirement medical benefits (no assumed rate increase for dental benefits since it is a scheduled plan) since the Corporation's contributions are at the defined cap. The medical cost trend rate assumption has no effect on the amounts reported due to the cap on contributions paid by the Corporation.

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

   During fiscal 1995 adoption of SFAS 112 resulted in a one-time charge against earnings for the transition obligation for past services of $371 (net of a $248 deferred income tax benefit) which was recorded on April 1, 1994. The estimated ongoing additional after-tax annual cost is not material.

EMPLOYEE STOCK INCENTIVE PLANS

1992 Plan: In 1993, the Corporation adopted a non-qualified stock option plan, approved by shareholders in July 1992 (the
1992 plan), for the issuance of up to 900,000 shares under which certain employees have been granted options totaling 844,500 Options granted under the 1992 plan generally are exercisable during a four-year period beginning with the grant date. The options are exercisable into restricted shares of common stock which cannot be sold or transferred, except back to the Corporation at cost, during the four-year period commencing with the exercise date.

Compensation expense, which is equal to the difference between the fair market value on the date of an option grant and the exercise price of shares which may be purchased thereunder, is amortized over a six-year period. During 1997, 1996, and 1995, compensation expense relating to this plan was $646, $330 and $370, respectively.


  1995 Plan. In 1996, the Corporation adopted a non-qualified equity incentive plan, approved by the shareholders in July 1995
(the 1995 plan), for the issuance of up to 150,000 shares under which certain employees have been granted restricted shares totaling 88,851, having market prices of $14 1/4 to $23 3/16 on the dates of grant. All shares of restricted stock issued under the 1995 plan must be held and cannot be sold or transferred, except to MacDermid for a period of four years from the date of the award. During 1997 and 1996, compensation expense relating to this plan was $604 and $993, respectively.

Options issued under the Corporation's stock incentive plans have exercise prices ranging from $4.88 to $10.56, expiring periodically through fiscal 2002, summarized in the following table as of March 31:

                                          Number       Weighted-average
                                          of Options     Exercise Price
                                          __________   ______________
Outstanding March 31, 1994                 610,854        $ 5.54

1995 activity:
  Granted                                  289,500        $ 5.38
  Exercised                               (112,650)       $ 5.33
  Forfeited                                (25,500)       $ 5.80
  Outstanding at March 31, 1995            762,204        $ 5.50
  Exercisable at March 31, 1995            762,204        $ 5.50

1996 activity:
  Granted                                   45,000        $10.42
  Exercised                               (126,804)       $ 5.19
  Forfeited                                (61,500)       $ 5.52
  Outstanding at March 31, 1996            618,900        $ 5.92
  Exercisable at March 31, 1996            618,900        $ 5.92

1997 activity:
  Granted                                        0        $   -
  Exercised                               (176,444)       $ 5.43
  Forfeited                                      0           -
  Outstanding at March 31, 1997            442,456        $ 6.12
  Exercisable at March 31, 1997            442,456        $ 6.12


Had the Corporation used the fair value-based method of accounting for its stock option plans beginning in 1996 and charged compensation cost against income, over the six year period, based on the fair value at the date of grant consistent with FAS 123, net earnings and net earnings per common share for 1997 and 1996 would have been reduced to the following pro forma amounts:


(In thousands, except per share amounts)
                                         1997                   1996
                                         _____                  _____
    Net earnings
            As reported                  $22,010                $13,195
            Pro forma                    $21,967                $13,161

    Net earnings per common share
           As reported                   $2.55                  $1.50
           Pro forma                     $2.54                  $1.49


The pro forma information above includes stock options granted since April 1, 1995. Effects of applying FAS 123, using the fair value-based method of accounting, is not representative of the pro forma effect on earnings in future years because it does not take into consideration pro forma compensation expense related to stock options granted prior to 1996 and would increase in future years if stock options were to be granted.
     The weighted-average grant-date fair value of options, $10.55 for those granted in 1996, was determined by utilizing the Black-Scholes option-pricing model and the following key assumptions:


       Risk-free interest rate                            5.68%
       Expected option life                               6 years
       Expected volatility                                28.8%
       Dividend yield                                     1.1%

5.  INCOME TAXES

   Earnings before income taxes included foreign earnings of $20,312, $15,035 and $11,896 for 1997, 1996 and 1995, respectively.

   Income tax expense attributable to income from operations for the years ended March 31 consisted of:
(In thousands)                     Current      Deferred       Total
                                   ---------------------------------
                                                  1997
                                                  ----
  U.S. Federal                     $ 7,738      $(  775)     $ 6,963
  State and local                    1,519         (176)       1,343
  Foreign                            5,798          767        6,565
                                   ---------------------------------
    Totals                         $15,055      $  (184)     $14,871
                                   =================================

                                                  1996
                                                  ----
  U.S. Federal                     $ 7,108      $(3,259)     $ 3,849
  State and local                    1,681         (999)         682
  Foreign                              811        4,484        5,295
                                   ---------------------------------
    Totals                         $ 9,600      $   226      $ 9,826
                                   =================================

                                                  1995
                                                  ----
  U.S. Federal                     $ 3,887      $  (504)     $ 3,383
  State and local                      500           36          536
  Foreign                            4,038         (952)       3,086
                                   ---------------------------------
    Totals                         $ 8,425      $(1,420)     $ 7,005
                                   =================================



   Income tax expense for the years ended March 31, 1997, 1996 and
1995 differed from the amounts computed by applying the U.S. Federal statutory tax rates to pretax income from operations as a result of the following:
(In thousands)                       1997          1996         1995
                                     ---------------------------------
  U.S. Federal statutory tax rate       35%          35%          35%
                                     =================================
  Taxes computed at U.S.
   statutory rate                    $13,551      $8,267       $6,351
  State income taxes, net of
   Federal  benefit                      873         474          354
  Adjustments of prior years
   tax accruals                          -           193        1,251
  Foreign tax rate differential       (1,251)        741         (132)
  Change in the beginning of
   the year balance of the
   valuation allowance for
   deferred income taxes
   allocated to income
   expense                               -            -          (872)
  No tax benefit for (gain) loss
   of unconsolidated corporate
   joint venture                         -           (14)        (172)
  No tax benefit for loss on
    disposition of subsidiary            438           -           -
  Other, net                           1,260         165          225
                                     ---------------------------------
    Actual income taxes              $14,871      $9,826       $7,005
                                     =================================
  Effective tax rate                   38.4%       41.6%        38.6%
                                     =================================

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at March 31 are:

(In thousands)                                        1997        1996
                                                    ------------------
Deferred tax assets:
    Accounts receivable, primarily due to
       allowance for doubtful accounts              $  945      $  705
    Inventories                                      1,369       1,022
    Accrued liabilities                                983       1,292
    Foreign net operating losses                       376       1,018
    Other                                            5,525       2,983
                                                    ------------------
        Total gross deferred tax assets              9,198       7,020

Deferred tax liabilities:
    Plant and equipment, primarily due to
       depreciation                                  1,625         894
    Other                                            1,767         504
                                                    ------------------
        Total gross deferred tax liabilities         3,392       1,398
                                                    ------------------
        Net deferred asset                          $5,806      $5,622
                                                    ==================

   The deferred tax asset of $376 and $1,018 at March 31, 1997 and 1996, respectively, which relate to foreign net operating loss carry forwards, results primarily from prior year losses incurred by a foreign subsidiary. Management believes the deferred tax asset is more likely than not to be realized from future taxable income generated by the subsidiary. The net operating loss carry forward has an indefinite expiration period.
   The Corporation has not recognized a deferred tax liability for the undistributed earnings of foreign subsidiaries that arose in 1997 and prior years because the Corporation does not expect to repatriate those earnings in the foreseeable future. A deferred tax liability will be recognized when the Corporation expects that it will recover those earnings in a taxable transaction, such as through receipt of dividends, net of foreign tax credits, or sale of the investment. At March, 1997, the undistributed earnings of those subsidiaries were approximately $25,171.
   During fiscal 1997 and 1996 the lapse of restrictions upon stock exercised under the stock option and award plans resulted in a tax benefit of $444 and $130, respectively, which were recorded as increases in additional paid-in capital.

6.  SEGMENT REPORTING

The Corporation is engaged in the business of developing, manufacturing and marketing industrial chemicals, supplies and related equipment.

   The following table is a summary of the Corporation's operations by geographic area:
                                North                 Asian
                               America    European   Pacific   Consolidated
                               --------------------------------------------
(In thousands)                                   1997
                               --------------------------------------------
Net sales to unaffiliated
 customers                     $171,782   $55,969    $65,969   $293,720
Operating profit                 27,359     8,482     10,870     46,711
Identifiable Assets             192,983    30,122     37,873    260,978

                                                 1996
                               --------------------------------------------
Net sales to unaffiliated
 customers                     $131,404   $49,461    $55,026   $235,891
Operating profit                 10,945     7,069     11,087     29,101
Identifiable Assets             205,035    25,716     34,005    264,756

                                                 1995
                               --------------------------------------------
Net sales to unaffiliated
 customers                     $ 93,866   $41,196    $47,038   $182,100
Operating profit                  5,799     4,424      9,395     19,618
Identifiable assets              67,780    21,943     33,582    123,305


7.  LONG-TERM OBLIGATIONS

Long-term obligations at March 31 consisted of the following:
(In thousands)                             1997            1996
                                          -----------------------
Term loan, unsecured, variable interest
 (6.125% at March 31, 1997) due in
 quarterly installments to 2003           $ 75,893         $ 83,482

Revolving loan, unsecured, variable
 interest due in 2001
   6.125% at March 31, 1997                  3,300           27,500
   3.565% at March 31, 1997                  3,343                -

Mortgage note, 9.25% interest at
 March 31, 1996                                 -               802

Debenture, 3.5% interest due in
 annual installments to 1999                   198              359

Other, due in varying amounts
 to 2001                                       247              111
                                          -------------------------
Total long-term obligations                 82,981          112,254
Less current portion                         7,816            7,065
                                          -------------------------
Long-term portion                         $ 75,165         $105,189
                                          =========================

   Minimum future principal payments on long-term obligations subsequent to March 31, 1997 are as follows:
(In thousands)
               1998                          $  7,816
               1999                            12,333
               2000                            12,168
               2001                            20,308
               2002                            18,214
               Thereafter                      12,142
                                             --------
                   Total                     $ 82,981
                                             ========

The term loan bears interest at a variable rate, which is based on a ratio of the Corporation's debt to earnings before certain expenses and which presently falls within a range of 0.375% to 1.0% above the March 27, 1997 London interbank market rate
(LIBOR) which was 5.75%. At March 31, 1997 the effective interest rate was 6.125%. Under the term loan, the most restrictive covenants provide that: earnings before interest and taxes as a ratio to interest expense must be greater than 2.5 to 1; consolidated net worth and the preferred stock must be at least $96,984 (subject to a one-time $30,000 reduction when the preferred issue is paid.); and the total debt must not exceed
350% of net worth and the preferred stock.
     The revolving loan represents amounts outstanding under a $65,000 committed revolving credit line which expires in 2001. Commitment fees under the revolving and $100,000 acquisition credit lines are variable, ranging from 12.5 to 25.0 basis points.
     The Corporation has entered into interest rate swap agreements with a bank for the purpose of reducing its exposure to possible future changes in interest rates applicable to the term and revolving loans. Pursuant to the terms of the agreements, the notional amounts $77,411 and $7,816 are reduced in accordance with applicable schedules until the expiration dates, December 31, 2002 and December 31, 1998, respectively.
Applicable fixed rates of 5.63% and 5.39%, respectively, are compared to the U.S. dollar LIBOR rates every three months as a basis for payment or receipt of the rate differential as applied to the then covered notional amount.

8.  REDEEMABLE PREFERRED STOCK

On December 5, 1995, MacDermid Imaging Technology, Inc. a wholly-owned subsidiary of the Corporation, issued 30,000 shares of unregistered 6% redeemable Series A preferred stock of 75,000 authorized shares to Hercules Incorporated in part payment for the purchase of its Electronics and Printing Division. Dividends in kind are payable on March 31 each year by the issuance of additional Series A preferred stock at the rate of one share per $1 of dividends. In accordance with the terms of the preferred stock agreement, on May 28, 1997, subsequent to the balance sheet date of this report, MacDermid exercised its option to make early payment to Hercules Incorporated, in the amount of $32,745 to fully satisfy the amounts owed for the preferred stock and dividends in kind.

9.  SHAREHOLDER'S EQUITY

On October 21, 1996 the Board of Directors authorized a three-for-one stock split. The shares were distributed on November 15, 1996 to common shareholders of record at the close of business on November 1, 1996. The stated value remained unchanged at $1.00 per share. As a result, $5,206 was first transferred from additional paid in capital with an excess of $3,327 transferred from retained earnings to the common stock account. Amounts per share and number of common shares have been restated to give retroactive effect to the stock split.

     Effective August 1, 1994, the Corporation purchased 2,555,697 shares of its common stock at a price of $10 per share pursuant to a "Dutch Auction" self tender offer. The shares purchased pursuant to the Offer represented approximately 23.8% of the shares outstanding immediately prior to the commencement of the Offer. The total cost of the Offer, including all related fees and expenses, of approximately $26,200 was funded primarily by bank borrowings.
     Common stock repurchases of 395,345 shares in 1997, at prices ranging from $21 7/8 to $33 5/8 per share, and 37,200 shares in 1996, at prices ranging from $14 1/16 to $21 5/16 per share, were completed pursuant to board authorizations. An additional purchase of up to 100,000 shares of the Corporation's common stock was authorized by the Board of Directors on August 28, 1996, to be acquired through open market purchases or privately negotiated transactions from time to time. Any future repurchases under this authorization will depend on various factors, including the market price of the shares, the Corporation's business and financial position and general economic and market conditions. Additional shares acquired pursuant to such authorization will be held in the Corporation's treasury and will be available for the Corporation to issue without further shareholder action (except as required by applicable law or the rules of any securities exchange on which the shares are then listed). Such shares may be used for various Corporate purposes, including contributions under existing or future emp-loyee benefit plans, the acquisition of other businesses and the distribution of stock dividends. At March 31, 1997, there was a balance of such outstanding authorizations totaling 93,198 shares.

10.  LEASE COMMITMENTS

The Corporation leases certain warehouse space, transportation, computer and other equipment. Contingent rentals are paid for warehouse space on the basis of the monthly quantities of materials stored and for transportation and other equipment on the basis of mileage or usage. Total rental expense amounted to $5,710, $6,750, and $4,968 in 1997, 1996 and 1995, respec-
tively, of which $1,159, $1,522, and $821, respectively, were contingent rentals.

Minimum lease commitments under operating leases for the fiscal years subsequent to March 31, 1997 are as follows:
(In thousands)
                       1998                  $2,569
                       1999                   1,102
                       2000                     539
                       2001                     436
                       2002                     380
                       Thereafter               721
                                             ------
                               Total         $5,747
                                             ======

11.  CONTINGENCIES

The Corporation has been named as a potentially responsible party (PRP) by the Environmental Protection Agency in connec-tion with two waste sites. There are many other companies involved at each of these sites and the Corporation's participation is minor. The Corporation has recorded its best estimate of liabilities in connection with site clean-up based upon the extent of its involvement, the number of PRP's and estimates of the total costs of the site clean-up. Though it is difficult to predict the final costs of site remediation, management believes that the recorded liabilities are reasonable estimates of probable liability and that future cash outlays are unlikely to be material to its consolidated financial position, results of operations or cash flows.
     On January 30, 1997, the Company was served with a subpoena from a federal grand jury in Connecticut requesting certain documents. The Company was subsequently informed that it is a subject of the grand jury's investigation. The subpoena requested information relating to an accidental spill from the Company's Huntingdon Avenue, Waterbury, Connecticut facility that occurred in November of 1994, together with other information related to the Company's operations and compliance at the Huntingdon
Avenue facility. The Company has retained outside law firms to assist the Company in complying with the subpoena. The
Company is cooperating with the government's investigation.
The Connecticut Fund for the Environment, a private organization, has notified MacDermid if its intent to sue MacDermid in relation to the foregoing accidental spill and in relation to certain permit exceedances. Since these matters are currently in very early stages, it is impossible to determine what the ultimate outcome will be and difficult to quantify the extent of the Company's exposure to liability, if any. As such, no assurance can be given that the Company will not be found to have liability. It is the Company's policy to accrue probable liabilities to the extent that the Company can reasonably quantify such liabilities.
     The Corporation is a party to a number of lawsuits and claims in addition to those discussed above arising out of the ordinary conduct of business. While the ultimate results of the proceed-ings against the Corporation cannot be predicted with certainty, management does not expect that resolution of these matters will have a material adverse effect upon its consolidated financial position, results of operations or cash flows.
     The Corporation's business operations, consist principally of manufacture and sale of specialty chemicals, supplies and related equipment to customers throughout much of the world. Approxi-mately 60% of the business is concentrated with manufacturers of printed circuit boards which are used in a wide variety of end-use applications, including computers, communications and control equipment, appliances, automobiles and entertainment products.
As is usual for this business, the Corporation generally does not require collateral or other security as a condition of sale, choosing, rather, to control credit risk of trade account financial instruments by credit approval, balance limitation and monitoring procedures. Management believes that reserves for losses, which are established based upon review of account balances and historical experience, are adequate.

MANAGEMENT'S STATEMENT OF FINANCIAL RESPONSIBILITY

MacDermid, Incorporated (Logo)
                                  245 Freight Street
                                  Waterbury, CT  06702

To The Shareholders
MacDermid, Incorporated

The financial information in this report, including the audited consolidated financial statements, has been prepared by management. Preparation of consolidated financial statements and related data involves the use of judgment.
Accounting principles used in preparing consolidated financial statements are those that are generally accepted in the United States.
     To safeguard Corporate assets, it is important to have a sound but dynamic system of internal controls and procedures that balances benefits and costs. The
Corporation employs professional financial managers whose responsibilities include implementing and overseeing the financial control system, reporting on management's stewardship of assets entrusted to it by share owners and performing accurate and proper maintenance of the accounts.
     Management has long recognized its responsibility for conducting the affairs of the Corporation and its affiliates in an ethical and socially responsible manner. MacDermid, Incorporated is dedicated to the highest standards of integrity.
Integrity is not an occasional requirement, but a continuing commitment.
     KPMG Peat Marwick LLP conducts an objective, independent review of management's fulfillment of its obligations relating to the fairness of reported operating results and financial condition. Their report for 1997 appears below this statement.
     The Audit Committee of the Board of Directors, consisting solely of Directors independent of MacDermid, maintains an ongoing appraisal on behalf of the share owners of the effectiveness of the independent auditors and the Corporation's staff of financial and operating management with respect to the financial and internal controls.


/s/Daniel H. Leever                 /s/Arthur J. LoVetere, Jr.

Daniel H. Leever                    Arthur J. LoVetere, Jr.
Chief Executive Officer             Executive Vice President

INDEPENDENT AUDITORS' REPORT

KPMG Peat Marwick LLP (Logo)
Certified Public Accountants               City Place II
                                           Hartford, CT  06103-4103


The Board of Directors and Shareholders
MacDermid, Incorporated

We have audited the accompanying consolidated balance sheets of MacDermid, Incorporated and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of earnings, cash flows and changes in shareholders' equity for each of the years in the three-year period ended March 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MacDermid, Incorporated and subsidiaries at March 31, 1997 and 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1997 in conformity with generally accepted accounting principles.
     As discussed in Note 4 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting
Standards Board's Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" in 1995.

/s/KPMG Peat Marwick LLP


May 13, 1997, except as to note 8, which is May 28, 1997

                SELECTED QUARTERLY FINANCIAL DATA
                                (UNAUDITED)
(In thousands, except share and per share amounts)

                        SELECTED QUARTERLY RESULTS

                                         1997 by Quarters
                           ----------------------------------------------
                            June    September  December  March    Total
                           ----------------------------------------------
Net sales                  $72,655  $74,038    $74,367  $72,660  $293,720
Gross profit                36,215   36,696     38,365   38,163   149,439
Net earnings                 4,470    5,047      5,423    7,070    22,010
Earnings
  per common share           $0.51    $0.59      $0.63    $0.82     $2.55

                                         1996 by Quarters
                           ----------------------------------------------
                            June    September  December  March    Total
                           ----------------------------------------------
Net sales                  $48,966  $53,359    $58,279  $75,287  $235,891
Gross profit                25,204   26,032     28,223   36,620   116,079
Net earnings                 2,910    3,114      3,088    4,083    13,195
Earnings
  per common share <F1>      $0.34    $0.35      $0.35    $0.46     $1.50

<F1> Restated to reflect the effects of a 3-for-1 stock split effective November 15, 1996.

                              MARKET RANGE TRADING RECORD
                           Fiscal 1997                    Fiscal 1996 <F1>
                         ------------------             ------------------
                          High       Low                 High       Low
QUARTER                  ------------------             ------------------
June                     23 3/4      21 1/2             15 5/16     13 7/8
September                23 29/32    22 1/2             15 13/16    14 5/16
December                 37          22 5/16            20 1/32     15 5/16
March                    39          29 1/4             24 1/16     19 11/16

Closing price March 31       34 3/4                         21 15/16

<F1> Restated to reflect the effects of a 3-for-1 stock split effective November 15, 1996.
     Source:  Nasdaq Stock Market Monthly Statistical Report

                                   DIVIDEND RECORD
                      Fiscal 1997                     Fiscal 1996 <F1>
               ---------------------------     ---------------------------
               Record   Payable    Amount      Record   Payable    Amount
QUARTER         Date     Date     Declared      Date     Date     Declared
               ---------------------------     ---------------------------
June            6/15/96  7/1/96     $0.05       6/15/95   7/3/95    $0.05
September       9/15/96 10/1/96     $0.05       9/15/95  10/2/95    $0.05
December       12/15/96  1/2/97     $0.05      12/15/95   1/2/96    $0.05
March           3/15/97  4/1/97     $0.05       3/15/96   4/3/96    $0.05

<F1>  Restated to reflect the effects of a 3-for-1 stock split effective November 15. 1996


                           CORPORATE INFORMATION
DIRECTORS:

Harold Leever, Chairman of the Board
Daniel H. Leever, Chief Executive Officer
Donald G. Ogilvie, Executive Vice President,
   American Bankers Association
James C. Smith, Chairman of the Board and Chief Executive
   Officer, Webster Financial Corporation
Thomas W. Smith, General Partner of Prescott Investors

CORPORATE OFFICERS:

Daniel H. Leever, Chief Executive Officer
Arthur J. LoVetere, Jr., Executive Vice Presidnet

EXECUTIVE MANAGEMENT:

Patricia I. Janssen, Group Vice President and President,
  Electronics and Printing
Michael A. Pfaff, Group Vice President and President,
  Industrial Products
Thomas M. Leever, President, MacDermid Equipment, Inc.

OTHER OFFICERS:

  Vice Presidents
   David A. Erdman
   Peter E. Kukanskis
   Gary B. Larson

  Division Vice Presidents
   Michael P. D'Angelo
   David Rosenberg

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

MARKET & DIVIDEND INFORMATION:

The common shares of MacDermid, Incorporated are traded on the Nasdaq Stock Market (Symbol: MACD). Price and shares traded are listed in principal daily newspapers and are supplied by Nasdaq. Approximate number of Holders as of May 31, 1997 - 800. CUSIP-554273 102.

ANNUAL MEETING:

The Annual Meeting of Shareholders will be held on Wednesday, July 23, 1997 at 11:00 a.m., at the Sheraton Four Points
Hotel, 3580 East Main Street, Waterbury, CT.