Form 10-K, Exhibit 13
period 1998-03-31
MACDERMID INC
filed 1998-06-23
CIK 61138

EXHIBIT 13

PORTIONS OF MACDERMID'S 1998 ANNUAL REPORT TO STOCKHOLDERS.

Except for the pages and information expressly incorporated by reference, the financial and other information included in this Exhibit 13 is provided solely for the information of the Securities and Exchange Commission and is not deemed "filed."

MacDermid Corporate Philosophy

Our Business

     MacDermid Incorporated is in the international business of researching, developing, acquiring, manufacturing, marketing, and servicing, for optimum profit to us and our customers, specialty chemicals and systems for the chemical treatment, surface preparation and finishing of metals, plastics and other materials in accordance with accepted ecological and social considerations.

Our Customers

     We will create an industry image that automatically causes people in the industries we serve to think first of MacDermid.
     We will justify their action by first thinking of the customers' needs --- what's right for them makes it right for MacDermid --- by supplying a total system including processes, know-how and services that assist in meeting all their needs.

Our People

     We continue to believe in the supreme worth of the individual and the dignity of his or her work for the benefit of all. We will provide the opportunity for our people to fulfill satisfactorily their own personal objectives and ambitions and reward them in proportion to their contribution toward achieving the Corporate objectives.
     We will continue to be a place of opportunity where people "have the guts to fail." We will encourage the entrepreneurs and innovators.
We will continually challenge the goals, objectives, organization and all the operating and procedural aspects of our business and modify them when needed.
     Our progress and your progress, our Company's long-term advantage and your long-term advantage, lie in our human resources. Other advantages that come about from technological improvements, the opening of new markets, lower costs, etc., all prove to be relatively short run. So, basically, it is the initiative, the will and the motivation that people bring to their work on which we rely for our survival and growth.
     We will continue to try to attract new people who have creative and probing minds; people who will at times be disturbing--questioning policy and procedures. If we are wise, we will welcome it, resolve it, put it to work or forget it.
     We will continue to expand with the best possible talent available and continue to train them, and ourselves, so that we each increase our ability to contribute to the Company's progress.

     We will each strive to exemplify the MacDermid Spirit of teamwork and cooperation throughout the organization which has been instrumental to our past and present growth as a corporation.

What we can expect from you

     First and foremost, we expect of you a fundamental honesty--honesty with yourself, with your Company and with all those with whom you interact, whether they be associates within our organization, our customers or society in general. Character and strength have always been born of honesty and a willingness to face up to the truth of each situation as it arises.
     Second, we expect and insist on hard work. An easy life, marked by the absence of difficulty, builds neither character nor happiness. We believe that self-realization of the individual is founded on accomplishment, which implies a willingness to make the sacrifices necessary to get the job done the way it should be done.
     Third, we expect you to accept responsibility. Every assignment you will have carries with it a responsibility for accomplishment. Commit yourself to achievement which you consider beyond the scope of your talents and then program your effort to translate it into a reality.
     Fourth, we expect of you a loyalty--loyalty to yourself, your family, your associates, your organization and our customers. We have always worked together as an organization and your own personal achievements will be measured in terms of the contribution you make to our joint effort.
     Fifth, we expect you to demonstrate good judgment. Judgment is essentially an ability to appraise facts. Factual knowledge must come before good judgment. This means you must continually educate yourself on our Company, our products and our industry. In this way, you will have the material on which a sound appraisal of good judgment is based.
     This is what we expect of you, and being in an extremely competitive environment, we have a real urgency in this expectancy.

What you can expect from us

     One, you can expect from us the fairest treatment of which we are capable--fair in respect to matters of compensation, fair in respect to working conditions and fair in respect to personnel policies.
     Two, you can expect from us, as a Company, complete honesty in whatever we do. Your assignments will never compromise the principles of honesty and common decency which we also expect you, as an individual, to uphold.
     Three, you can expect that we will provide assignments which will represent challenges to you--assignments which will enable you to grow toward your professional and personal objectives.
     Four, you can expect that we will offer opportunities for advancement. Our desire to grow from within.
     Five, you can expect that we will be a demanding organization--demanding of your time, your talents and the best which you as an individual have to offer. In this way our company will grow and you will grow with it.
     Perhaps all this can best be summarized in these words form an unknown author:
     "Create mental pictures of your goals, then work to make those pictures become realities.

     Exercise you God-given power to choose your own direction and influence your own destiny and try to decide wisely and well.
     Have the daring to open doors to new experiences and to step boldly forth to explore strange horizons.
     Be unafraid of new ideas, new theories and new philosophies.
     Have the curiosity to experiment...to test and try new ways of living and thinking.
     Recognize that the only ceiling life has is the one you give it and come to realize that you are surrounded by infinite possibilities for growth and achievement.
     Keep your heart young and your expectations high and never allow your dreams to die."

MacDermid Incorporated 1998 Annual Report

MacDermid:  Corporate Profile

     Founded in 1922 and headquartered in Waterbury, Connecticut, MacDermid, Incorporated (NYSE:MRD) is a leading worldwide manufacturer of specialty chemical processes for the metal and plastic finishing, electronics and graphic arts industries with operating facilities in 19 countries. The Corporation employs nearly 1,200 worldwide, many of whom are shareholders. Our vision is to build one of the world's greatest industrial companies.
     For additional information visit our World Wide Web site - www.macdermid.com.


(Three horizontal bar graphs are provided here, net sales, diluted earning per common share and return on equity. Each graph depicts one facet of results of operations for the fiscal years 1994 through 1998.)

                                  GRAPH VALUES

(In thousands, except share and per share amounts)

                  1994         1995         1996       1997       1998
Net Sales         $150,026     $182,100     $235,891   $293,720   $314,058

Diluted Earnings
Per Common
Share <F1>        $0.24        $0.39        $0.50      $0.85      $1.20

Return on
Equity  <F1>      11.7%        18.3%        22.1%      30.2%      32.9%


<F1> Refer to Five Year Selected Financial Data footnotes on page 4.


Message to Shareholders

MacDermid, Incorporated Financial Highlights
(In thousands, except share and per share amounts.)

                                            1998          1997    % Change
                                     ======================================
Net Sales                               $314,058       $239,720        7
Net Earnings                            $ 30,488       $ 22,010       39
Return on Average Equity                  32.9%          30.2%         -
Average Shares Outstanding <F1>         25,483,844     25,912,677     (2)
Diluted Earnings Per Common Share<F1>      $1.20          $0.85       41
Free Cash Flow                          $ 26,703       $ 29,641      (10)

<F1>Net earnings per common share and average shares outstanding have been restated to reflect the effects of a 3-for-1 stock split effective February 6, 1998.

Dear Shareholders,

Fiscal 1998 marked our seventh consecutive year of record performance.
Per share earnings, our primary focus, increased 41% to $1.20 from $0.85 in 1997. Net earnings increased 39% to $30 million, from $22 million. Sales increased 7% to $314 million, from $294 million. Both Europe and Asia had a record year in spite of well publicized negative currency comparisons and macroeconomic problems. Sales to our printed circuit, printing and metal finishing customers all increased.
     Nineteen ninety-eight was an eventful year. After 60 years of inspirational leadership Harold Leever, our Chairman, has chosen to become Chairman Emeritus. He will continue as a Director. What a ride! In 1959 Harold, with a number of employees, bought out MacDermid's founder, Archie MacDermid. In the early '60s, in what turned out to be a brilliant strategic move, he led a tiny metal finishing cleaner company into the electronic chemical business. This was a huge bet at the time, and we are still enjoying its fruits today. Perhaps more importantly, Harold established the MacDermid Philosophy. It is printed as usual on the inside front cover of this report (before the numbers). Today the "Clan MacDermid" with over a thousand members in 19 countries around the world is as focused as ever on the Philosophy's core principles:

 focus on the customer              honesty and integrity
 supreme worth of the individual    challenging and demanding environment
 entrepreneurship                   teamwork and cooperation

Harold has been our spiritual leader for 60 years and will continue to be forever. I hope you can join us to celebrate this milestone with Harold and Ruth Ann at our annual meeting on July 22.
     Another important event in 1998 was a non-event which we believe defines who we are as clearly as what did occur. We entertained acquiring a fairly large company that would have immediately added to earnings per share. But, given our optimism about our internal growth prospects, we felt the acquisition would dilute per share results several years out and thus turned it down. We are focused on building long-term shareholder value.

While acquisitions can be and have been important, we will issue shares only when we receive at least as much in business value as we give. Tomorrow becomes today rather quickly. Not only is that our responsibility to you, but it is in our own self interest. Your employees, through our investment plans and options, own 35% of the company. Many, like myself, have the vast majority of our net worth invested in the company.
     In the early '90s when restructuring was our first priority, we under-invested in product development. As a result, internal growth suffered. In the mid '90s we reversed that trend. In 1998 our investment in R&D and product development was at an all time high of nearly $14 million, up 18% from the prior year. In addition, last year we reorganized our R&D effort making it more responsive to the needs of the product lines. In 1998 we began to see results with the introduction of several new products to our customers in printing, metal finishing and printed circuits. We believe one new product, ViaTek holds unusual potential. It is a process technology we believe significantly reduces the cost for our customers to produce printed circuit boards. We have never been more optimistic about our internal growth prospects.
     At last year's Annual Meeting we unveiled our vision of the future. We want to build one of the world's greatest industrial enterprises which we define as performance at the top one percent of all industrial companies: i.e., per share earnings growth of 25% compounded over ten years and return on equity of 25%. We know this is a stretch. Can we achieve these very high standards? Is the success of the past few years repeatable? Predicting the future is difficult if not impossible. Markets can change. Global recessions happen. Competitors introduce new technologies. Nevertheless, that remains our goal, our par. It is what everyone at MacDermid is working toward. We know we cannot achieve this level of performance by following "the herd", as the herd by its very nature produces average results. We also must fund growth opportunities at the right time, not when it's necessarily convenient. As a result, our annual performance may be uneven. We therefore may not be an appropriate investment for typical short-term oriented shareholders. We fit best with investors who think like we do, as partners in a business focused on building long-term shareholder value. Our goal for 1998 was per share earnings of $1.06. We earned $1.20. Our goal for fiscal 2002 remains $2.74.
     As fellow shareholders, you should know that the Clan MacDermid is having fun, and we remain excited about and focused on building one of the world's greatest industrial companies. Thank you.
                                               Daniel H. Leever
                                               Chief Executive Officer


Any questions?  Go-on-line and get the latest MacDermid information



1998 is not only a financial milestone for MacDermid but also an important milestone in the life of an individual who's visionary leadership helped make this remarkable accomplishment possible. This year MacDermid, Incorporated celebrates the 60th Anniversary of Harold Leever's association and guidance as our Chairman and leader. Happy Anniversary Harold!

A Message from Harold Leever

Sixty years ago I was hired as our first chemist. I've had a lot of fun. Who could have dreamed the future could be so bright. I have decided to retire as Chairman of the Board and accept the title of Chairman Emeritus. I am proud of the way the Clan MacDermid has met the challenges over the years and how they have increased the value of your shares. We had the "guts to fail", to go where others feared, and we triumphed.

To all the many clan members who have touched me over the years, thanks for the ride. To the new generation, I hope you have as much fun as I did. Who knows what is possible, the future is even brighter for you than it was for me 60 years ago.

I'm not saying good-bye as I will remain a Director and will maintain my office in Waterbury. I invite anyone to stop by as I love to see old friends. "Lang mae your lum reek" (Scottish toast, translation; Long may your chimney smoke, or long life).

                                              Harold Leever
                                              Chairman Emeritus

                            FIVE YEAR SELECTED FINANCIAL DATA
(In thousands, except share and per share amounts)
OPERATING RESULTS        1998       1997       1996       1995        1994
------------------------------------------------------------------------------
Net Sales              $314,058   $293,720   $235,891    $182,100     $150,026
Net Earnings for
  Common
  Shareholders<F1>     $ 30,488   $ 22,010   $ 13,195    $ 11,142     $  7,771
 Diluted Earnings Per
  Common Share <F1><F2>   $1.20      $0.85      $0.50       $0.39        $0.24
 Return On Sales
  (%)<F1>                   9.7        7.5        5.6         6.1          5.2
 Return On Average
  Equity (%)<F1>           32.9       30.2       22.1        18.3         11.7
Cash Provided by
  Operations             35,335     37,437     17,493      19,854       15,545
EBITA<F3>              $ 66,451   $ 55,579   $ 38,758    $ 26,516     $ 19,117

FINANCIAL POSITION AT YEAR END
-----------------------------------------------------------------------------
Working Capital        $ 46,085   $ 46,883   $ 59,714    $ 34,711     $ 34,959
 Current Ratio              1.5        1.7        2.0         1.7         2.0
Capital Expenditures   $  8,342   $  6,914   $  4,303    $  3,990     $  7,526
Total Assets           $300,260   $260,978   $264,756    $123,305     $105,867
Long-term Debt
 (Includes Short-
 term Portion)         $116,425   $ 82,981   $112,254    $ 22,642     $  1,157


  Percent of Total
   Capitalization (excluding
   preferred stock)        52.5       50.9       63.0        29.7         1.7

SHARE DATA
-------------------------------------------------------------------------------
Shareholders' Equity   $105,545   $ 80,058   $ 65,817    $ 53,654     $ 68,169
  Per Common Share <F2>   $4.21      $3.26      $2.62       $2.17       $2.12
Cash Dividends Per
 Common Share <F2>        $0.07    $0.0667    $0.0667     $0.0667     $0.0667
Common Shares
 Outstanding <F2>
 Average During Year   25,483,844 25,912,677 26,383,844  28,372,599  32,110,875
 At Year End           25,095,906 25,561,459 25,148,079  24,682,797  32,110,938
Stock Price <F2>
 High                    37          13        8 1/32       4 15/16    3 7/16
 Low                     11 19/32     7 5/32   4 10/16      2 21/32    2 23/32
 Year End                 28 3/4     11 19/32  7 5/16       4 25/32    2 7/8







<F1> Before cumulative effect of accounting change which resulted in one-
     time after tax charges of $371 ($0.01/common share) in 1995 and $2,082 ($0.06/common share) in 1994.

<F2> Share and per share data have been restated to reflect the effects of
     3-for-1 stock splits effective, February 6, 1998 and November 15, 1996.

<F3> Represents earnings from operations before interest, taxes on earnings, depreciation and amortizations. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles. It should not be used as an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity.


                    MANAGEMENT'S DISCUSSION & ANALYSIS OF
                 FINANCIAL CONDITION & RESULTS OF OPERATIONS

(In thousands, except share and per share amounts)


NET SALES & OPERATING PROFITS

OVERVIEW
Fiscal 1998 was the fourth consecutive record year for net sales. MacDermid, Incorporated (the Corporation) worldwide net sales were $314,058, a 7% increase in fiscal 1998 over the previous year. This continued growth is reflective of new business in every geographic region both in product offerings and new accounts gained. It clearly demonstrates the Corporation's continual commitment towards strengthening the competitive position of the business in both technology and market share. Asian operations remain fiscally strong due to our infrastructure and management team efforts. Despite of the recent economic turmoil this region continued to contribute proportionately to the overall business growth. Sales would have been up 16% for the year without the negative effect of the stronger dollar on translated sales.

     After giving effect to preferred stock dividend requirements, fiscal 1998 net earnings of $30,488 or $1.20 per common share increased 41% as compared to fiscal 1997 net earnings of $22,010 or $0.85 per common share. Growth in net earnings per common share resulted from enhanced margins, expenses increased at a lesser rate than sales growth and tax savings from ongoing worldwide minimization strategies. Net earnings per common share would have been $1.24 or 46% increased over last year without the negative currency effect on translated earnings. Fiscal 1998 was the seventh consecutive record year for earnings per share.


SALES

1998 vs 1997
In North America, net sales were up 7%, in fiscal 1998 over fiscal 1997, principally due to increased business resulting from a strong economic climate. Additionally, certain newer proprietary product lines, which are more efficient and environmentally friendly, have experienced growing acceptance. Overseas sales were also up 7%. Foreign currencies have continued to devalue on the strength of the dollar which caused overseas operations in local currencies (similar to the growth of previous years, 17%) to be reduced to 7% in translated dollars for the year.
Both newer products and new accounts continue to fuel the European and Asian growth, negating any "Asian crisis" impact to the Corporation.

1997 vs 1996
In North America, net sales were up in fiscal 1997 over fiscal 1996, principally the result of the third quarter fiscal 1996 acquisition of MacDermid Imaging Technology Inc. This business enhances the Corporation's position as a supplier to the electronics industry and provides new market opportunities in the printing industry. Overseas sales were up 17%, due to continued success with the acceptance of newer proprietary products which are more efficient and environmentally friendly, in both the European and Asian/Pacific segments. Although certain foreign currencies have been devalued on the strength of the dollar there was practically no impact overall on overseas sales for the year.


COSTS AND EXPENSES

1998 vs 1997
Costs of sales decreased as a percentage of sales for the third consecutive year. Steady improvement has been experienced as past acquisitions have continued to enhance margins, ongoing cost awareness programs and related overhead efficiencies and proprietary growth of the newer products which are more efficient and environmentally friendly continue to make an impact.

     Selling, technical and administrative expenses declined as a percentage of sales. Actual costs only increased 3% as a result of the Corporation's ongoing cost awareness philosophy which allows for additional costs necessary to support sales growth and for research programs (which was 11% more than last year). Interest expense increased 7% over 1997 while the preferred dividend requirement has been eliminated resulting in a net positive impact on earnings.

1997 vs 1996
Costs of sales as a percentage of sales improved in fiscal 1997. A primary factor was the recognition in fiscal 1996 of an acquisition related accounting charge of approximately $1,700 associated with purchased inventories (in accordance with purchase accounting requirements).
Other influences on costs of sales include: higher margin incremental sales from the acquisition, continuing growth of the newer proprietary products and related overhead efficiencies and cost reduction programs.

     Selling, technical and administrative expenses declined as a percentage of sales because of ongoing cost control programs and an improved account collection experience. Actual costs increased to support additional business activity, product development and additional goodwill amortization from the imaging technologies business acquisition. Accelerated debt reduction during 1997 helped to mitigate the additional eight months interest from the acquisition leaving interest expense 64% increased over 1996.

INCOME TAXES

The overall effective income tax rate decreased to 36.0% in fiscal
1998 from 38.4% in fiscal 1997 and 41.6% in fiscal 1996.
The decrease in the effective rate for 1998 is a result of the implementation of tax minimization strategies on a worldwide basis. The 1997 decrease from 1996 was principally attributable to higher earnings by foreign subsidiaries in low tax jurisdictions and a dividend payment strategy which optimized the Corporation's foreign tax credit position.


ACQUISITIONS

During fiscal 1998 there were several minor acquisitions which collectively are not material to the financial position or results of operations of the Corporation. The most significant were: the Board Fabrication Division of National Starch and Chemical Company resulting in Electronics expansion in North America and the Twin Lock business resulting in Printing expansion in Europe. Combined the acquisitions were less than 10% of the Corporation's consolidated total assets and pretax earnings before the acquisitions. The acquisitions are being accounted for under the purchased method of accounting. On April 28, 1998 a subsidiary of the Corporation acquired a 30% equity interest in an Italian specialty chemical company. The Corporation intends to acquire the remaining interest within two years.

     In December of fiscal 1996 MacDermid acquired the assets, subject to certain liabilities, of the Electronics and Printing Division of Hercules Incorporated through a wholly-owned subsidiary, MacDermid Imaging Technology Inc. (MIT), which has since been merged with MacDermid, Incorporated. The purchase price of $134,500, excluding closing costs, was funded as follows:
$100,000 cash and $30,000 redeemable preferred stock paid at closing. During fiscal 1998, $4,500 was paid to effect an early buy-out of a contingent payment which provided for an additional $15,000 to be payable in fiscal 2004 in the event that the Corporation's consolidated cumulative earnings before interest, taxes on earnings, depreciation and amortization exceed $250,000 for the first four full fiscal years following December 5, 1995. The acquisition brought new technology in commercial printing and enhanced the Corporation's product offerings to the printed circuit market. The acquisition has been accounted for under the purchase method of accounting and included approximately $82,000 in goodwill, which is being amortized over 25 years. MIT activity has been included in the consolidated results of operations beginning December 1, 1995. Additionally, during fiscal 1996 MacDermid acquired the remaining 50% share in its joint venture for equipment manufacture. This investment had been accounted for on the equity method and, as of July 1, 1995, was consolidated.

LIQUIDITY & CAPITAL RESOURCES

Cash flows from operations are used to fund dividend payments
($0.07 per common share for fiscal 1998) to shareholders, other working capital requirements of the Corporation and most capital projects. MacDermid has paid cash dividends continuously since 1948. From time to time the Corporation utilizes additional outside sources to fund overall needs, including major capital projects for new and upgraded research and technical, manufacturing and administrative facilities and for business acquisitions.
     During the past year cash flows provided by operations, $35,335, were slightly below last year, principally resulting from increased inventory requirements of an equipment supply program with a leading interconnect manufacturer.

     In certain years, MacDermid has embarked on programs which have required significant amounts of funds in excess of those available from cash flows from operations. During the third quarter of fiscal 1996, MacDermid purchased the assets, subject to certain liabilities, of the Electronics and Printing Division of Hercules Incorporated for a purchase price of $134,500. This purchase is presently financed through bank borrowing under a seven-year term loan and a revolving credit agreement. During fiscal 1998 the revolving credit facility was utilized to effect the redemption ahead of schedule of all of the shares of preferred stock, including dividends in kind, issued as part of the acquisition. In addition, the revolving credit facility was utilized to exercise an early buy-out of the performance premium relating to the same acquisition.

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

     New capital spending during fiscal 1998 of approximately
$8,342 as compared with $6,914 in fiscal 1997 and $4,303 in fiscal 1996, included new, as well as upgraded, manufacturing facilities worldwide and replacement of technical equipment. For fiscal 1999, planned new capital projects total approximately $8,000.

The Board of Directors has, from time to time, authorized the purchase of issued and outstanding shares of the Corporation's common stock for its treasury. The directors authorized the purchase of up to an additional 100,000 shares of MacDermid's common stock on July 23, 1997. Pursuant to this, and previous authorizations, MacDermid acquired 330,024 shares during fiscal
1998 and 1,186,035 shares during fiscal 1997 in privately negotiated purchases. Treasury shares may be used for transfer or sale to employee benefit plans, business acquisitions or for other Corporate purposes. The outstanding authorization to purchase up to 82,354 shares, if exercised at the NYSE closing price on March 31, 1998, would cost approximately $2,368.


     The principal sources and uses of cash in fiscal years 1998, 1997 and 1996 were as follows:
                                     1998            1997           1996
                                  ------------------------------------------
Cash provided by:
  Operations                      $ 35,335         $ 37,437       $ 17,493
  Proceeds from dispositions of
    fixed assets and certain
    business                           665            1,508            630
  Option exercises                   1,690              958            659
  Net increase in borrowings         2,258               -          93,268
                                  -----------------------------------------
                                  $ 39,948         $ 39,903       $112,050
                                  =========================================
Cash used for:
  Capital expenditures            $  8,342         $  6,914       $  4,303
  Business acquisitions             25,130              -          104,100
  Purchase of treasury shares        7,196            8,970            685
  Dividend payments                  1,752            1,641          1,674
  Net decrease in borrowings           -             24,316              -
  Other - net                          509              365             85
                                  -----------------------------------------
                                  $ 42,929         $ 42,206       $110,847
                                  -----------------------------------------
Net decrease (increase)
  in cash balances                $  2,981         $  2,303       $ (1,203)
                                  =========================================



     MacDermid's financial position is strong and, other than satisfaction of debt obligations, there are no long-range commitments which would have a significant impact upon results of operations, financial condition or liquidity. At March 31, 1998 the Corporation had domestic and foreign short-term uncommitted credit lines with banks approximating $33,000 in addition to a domestic $65,000 committed revolving credit line (against which $43,660 was borrowed at March 31, 1998) and an additional $100,000 acquisition credit facility. Management believes that additional borrowing could be obtained if needed.

ACCOUNTING CHANGE

The FASB recently issued: Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information and Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. The Corporation is currently evaluating the impact of these standards which are not expected to have a material affect to the financial position or results of operations. The disclosure requirements are effective beginning with fiscal 1999.

YEAR 2000 ISSUE

There is a growing concern, frequently referred to as the "Year 2000 Issue", that certain computer systems will be unable to properly process data as the year 2000 approaches. Since data files sensitive to dates that are based on two digits rather than a full four digits could cause financial and operational systems to fail, there is the possibility for a disruption to some businesses.

     The Corporation has (since 1997) performed an analysis of its computer and other operating systems and developed a plan to identify and address significant aspects of the "Year 2000 Issue" that could potentially affect it. As a result, system upgrading is in process and upgrades will continue to be implemented. The task is being conducted primarily using internal resources with key suppliers and customers having been included throughout the process to determine the extent of their related actions.
The Corporation currently believes this approach, with the resulting actions that have been initiated, or are planned to be undertaken, will be sufficient to properly address the "Year 2000 Issue". Related costs are charged to expenses as incurred. The Corporation does not currently expect that the amounts expensed, through 1999, will have a material effect on its financial position or results of operations. However, it should be noted that the Corporation could be adversely impacted by the "Year 2000 Issue", particularly if suppliers, customers or other business partners do not address this issue successfully.

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

     MacDermid continuously conducts research to formulate products which are environmentally friendly and which provide superior operating characteristics in customer applications. Many companies have come to MacDermid for assistance in meeting their environmental needs. Environmental expenditures that relate to current operations are expensed; long-term betterments are capitalized. The expenditure by MacDermid for these various programs is estimated to be approximately a million dollars per year.

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

On January 30, 1997, the Corporation was served with a subpoena from a federal grand jury in Connecticut requesting certain documents.
The Corporation was subsequently informed that it is a subject of the grand jury's investigation. The subpoena requested information relating to an accidental spill from the Corporation's Huntingdon Avenue, Waterbury, Connecticut facility that occurred in November of 1994, together with other information related to operations and compliance at the Huntingdon Avenue facility. The Corporation has retained outside law firms to assist the Corporation in complying with the subpoena. The Corporation is cooperating with the government's investigation. Since this matter is currently in very early stages, it is impossible to determine what the ultimate outcome will be and difficult to quantify the extent of an exposure to liability, if any. As such, no assurance can be given that the Corporation will not be found to have liability. It is the Corporation's policy to accrue probable liabilities to the extent that such liabilities can be reasonably quantified.

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

MacDermid operates throughout the world in areas generally considered stable. Sales are mainly to companies whose outputs become components in consumer and industrial products having wide application and demand and no one customer accounts for a material proportion of sales. Management believes that inflation, generally, has had little overall impact upon the Corporation's operations and reported earnings. While there may be temporary disruptions of economic stability, management believes that their long-term effects will not be significant to the Corporation.

                 CONSOLIDATED STATEMENTS OF EARNINGS
 (In thousands except share and
per share amounts)                          Year Ended March 31
                                    ------------------------------------
                                      1998          1997         1996
                                    ------------------------------------
Net sales                           $314,058      $293,720     $235,891
Cost of Sales                        152,189       144,281      119,812
                                    ------------------------------------
    Gross profit                     161,869       149,439      116,079

Selling, technical and
 administrative expenses             106,264       102,728       86,978
                                    ------------------------------------
    Operating profit                  55,605        46,711       29,101

Other income (expense):
    Interest income                      655           666          430
    Interest expense                  (7,758)       (7,277)      (4,435)
    Miscellaneous, net                  (396)       (1,383)      (1,475)
                                    ------------------------------------
                                      (7,499)       (7,994)      (5,480)
                                    ------------------------------------
Earnings before income taxes          48,106        38,717       23,621
Income taxes (note 5)                 17,309        14,871        9,826
                                    ------------------------------------
Net Earnings                          30,797        23,846       13,795
Preferred dividends                     (309)       (1,836)        (600)
                                    ------------------------------------
Net earnings available for
     common shareholders            $ 30,488      $ 22,010     $ 13,195
                                    ====================================
Net earnings per common
 share (note 1):
       Basic                           $1.22         $0.89        $0.53
                                    ====================================
       Diluted                         $1.20         $0.85        $0.50
                                    ====================================
Weighted average number of common
 shares outstanding (note 1):
       Basic                        24,976,931    24,735,191   25,075,406
                                    =====================================
       Diluted                      25,483,844    25,912,677   26,383,844
                                    ======================================

       See accompanying notes to consolidated financial statements.

                     CONSOLIDATED BALANCE SHEETS

ASSETS

(In thousands, except share and per                        March 31
share amounts)                                     ---------------------
                                                     1998         1997
                                                   ---------------------
Current assets:
    Cash and equivalents                           $  3,549     $  6,530
    Accounts receivable, less allowance for
     doubtful receivables of $3,598 and $3,379       72,675       61,419
    Inventories (note 2)                             49,639       40,748
    Prepaid expenses                                  2,255        2,207
    Deferred income taxes (note 5)                    3,970        4,808
                                                   ---------------------
                                                    132,088      115,712
        Total current assets                       ---------------------

Property, plant and equipment, at cost:
    Land and improvements                             3,798        3,847
    Buildings and improvements                       33,655       31,933
    Machinery, equipment and fixtures                50,340       47,188
                                                   ---------------------
                                                     87,793       82,968
    Less accumulated depreciation and amortization   44,847       41,424
                                                   ---------------------
    Net property, plant and equipment                42,946       41,544
                                                   ---------------------
Goodwill, net of accumulated amortization of
    $9,495 and $5,538                                87,856       76,346
Other assets, net                                    37,370       27,376
                                                   ---------------------
                                                   $300,260     $260,978
                                                   =====================

                       LIABILITIES & SHAREHOLDERS' EQUITY

(In thousands except share and
 per share amounts)                                      March 31
                                                   ---------------------
                                                     1998         1997
                                                   ---------------------
Current liabilities:
    Notes payable (note 3)                         $  9,962     $  9,059
    Current installments of long-term
     obligations (note 7)                            12,442        7,816
    Accounts payable                                 24,603       21,772
    Dividends payable                                   502          409
    Accrued compensation                             10,103        9,259
    Accrued expenses, other                          22,681       13,756
    Income taxes (note 5)                             5,710        6,758
                                                   ---------------------
        Total current liabilities                    86,003       68,829
                                                   ---------------------
Long-term obligations (note 7)                      103,983       75,165
Accrued postretirement benefits,
  Less Current Portion (note 4)                       4,291        4,157
Deferred income taxes (note 5)                          345          245
Minority interest in subsidiary                          93           88
Preferred Stock - 6% redeemable
 Series A (no par) (note 8)                               -       32,436
Shareholders' equity (note 9):
  Common stock.  Authorized 75,000,000 shares;
   issued 39,265,488 shares in 1998 and 38,401,017
   shares in 1997 at stated value of $1.00 per
   share                                             39,265       12,800
  Additional paid-in capital                              -          959
  Retained earnings                                 124,043      113,632
  Equity adjustment from foreign currency
   translation                                       (3,160)          74
  Less cost of 14,169,582 and 13,839,558 common
   shares in treasury                               (54,603)     (47,407)
                                                   ---------------------
        Total shareholders' equity                  105,545       80,058
                                                   ---------------------
Contingencies and commitments (notes 1, 10 and 11)

                                                   $300,260     $260,978
                                                   =====================

       See accompanying notes to consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)                                       Year Ended March 31
                                                 ---------------------------
                                                   1998      1997      1996
                                                 ---------------------------
Cash flows from operating activities:
Net earnings                                    $ 30,488  $ 22,010  $ 13,195
  Adjustments to reconcile net earnings to net
   cash provided by operating activities:
    Depreciation                                   5,832     5,463     4,525
    Amortization of goodwill and other
     intangible assets                             5,410     4,787     3,307
    Provision for bad debts                          817       547     1,793
    Deferred income taxes                          2,004      (184)      226
  Changes in assets and liabilities net of
   effects from acquisitions and dispositions:
    Decrease (increase) in receivables           (11,689)    2,373    (3,792)
    Decrease (increase) in inventories            (8,434)   (2,955)     (654)
    Decrease (increase) in prepaid expenses          (85)      669      (789)
    Increase (decrease) in accounts payable        4,071     1,624    (1,791)
    Increase (decrease) in accrued expenses       10,442     4,563     5,059
    Increase (decrease) in income tax
     liabilities                                    (690)      768       555
    Other                                         (2,831)   (2,228)   (4,141)
                                                 ---------------------------
      Net cash flows provided by operating
       activities                                 35,335    37,437    17,493
                                                 ---------------------------
Cash flows from investing activities:
  Capital expenditures                            (8,342)   (6,914)   (4,303)
  Proceeds from disposition of fixed assets          665       871       630
  Acquisitions of businesses
    (disposition in 1997)                        (25,130)      637  (104,100)
                                                 ---------------------------
      Net cash flows used in investing
       activities                                (32,807)   (5,406) (107,773)
                                                 ---------------------------
Cash flows from financing activities:
  Short-term borrowings (net)                      1,443     4,459     4,458
  Long-term  borrowings                           53,622     2,000   112,500
  Long-term repayments                           (20,062)  (30,775)  (23,690)
  Preferred stock redemption                     (32,745)       -         -
  Exercise of stock options                        1,690       958       659
  Acquisition of treasury stock (note 9)          (7,196)   (8,970)     (685)
  Dividends paid                                  (1,752)   (1,641)   (1,674)
                                                 ---------------------------
      Net cash flows provided by (used in)
       financing activities                       (5,000)  (33,969)   91,568
                                                 ---------------------------





Effect of exchange rate changes on cash
 and equivalents                                    (509)    (365)       (85)
                                                 ----------------------------
Net increase (decrease) in
 cash and cash equivalents                        (2,981)   (2,303)    1,203
Cash and cash equivalents at beginning of year     6,530     8,833     7,630
                                                ----------------------------
Cash and cash equivalents at end of year        $  3,549  $  6,530  $  8,833
                                                ============================
Cash paid for interest                          $  7,551  $  7,106  $  4,534
                                                ============================
Cash paid for income taxes                      $ 11,552  $ 15,391  $  7,198
                                                 ============================

Supplemental disclosure of non-cash financing activities:
  During fiscal 1996 MacDermid Imaging Technology, Inc. issued unregistered 6% redeemable Series A preferred stock for $30,000. Preferred stock issued as dividends in kind valued at $309, $1,836 and $600 were issued in 1998, 1997 and 1996, respectively. During fiscal 1998 MacDermid redeemed all of the shares of the Series A preferred stock for $32,745.

           See accompanying notes to consolidated financial statements.


          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands, except share data)
Shareholders' Equity (note 9)                          Shares
                                          ---------------------------------
                                             1998        1997      1996
                                          ---------------------------------
Common Stock:
  Balance - beginning of year             12,800,339   4,200,178   4,136,080
  Shares issued - stock options              239,956      59,870      42,268
  Shares issued - stock awards                48,201       7,787      21,830
  Three-for-one stock split               26,176,992   8,532,504           -
                                          ----------------------------------
  Balance - end of year                   39,265,488  12,800,339   4,200,178
                                          ==================================


                                                     Year Ended March 31
                                          -----------------------------------
                                             1998        1997      1996
                                          -----------------------------------
Common Stock:
    Balance - beginning of year             $ 12,800    $  4,200    $  4,136
    Shares issued - stock options                240          59          42
    Shares issued - stock awards                  48           8          22
    Three-for-one stock split                 26,177       8,533           -
                                          -----------------------------------
    Balance - end of year                     39,265      12,800       4,200
                                          -----------------------------------
Additional Paid In Capital:
    Balance - beginning of year                  959       3,456       1,676
    Stock options                              1,999       1,595         946
    Stock awards                               1,273         670         704
    Tax benefit from stock
    options exercised                          3,621         444         130
    Three-for-one stock split                 (7,852)     (5,206)          -
                                          -----------------------------------
Balance - end of year                              -         959       3,456
                                          -----------------------------------
Retained Earnings:
    Balance - beginning of year              113,632      95,564      84,043
    Net Earnings                              30,488      22,010      13,195
    Cash dividends (1998: $0.07 per share,
      1997 and 1996: $0.0667 per share)       (1,752)     (1,641)     (1,674)
    Change in subsidiary fiscal year               -       1,026           -
    Three-for-one stock split                (18,325)     (3,327)          -
                                          -----------------------------------
Balance - end of year                        124,043     113,632      95,564
                                          -----------------------------------
Equity adjustment from foreign
currency translation:
    Balance - beginning of year                   74       1,034       1,551
    Translation adjustment                    (3,234)       (960)       (517)
                                          -----------------------------------
Balance - end of year                         (3,160)         74       1,034
                                          -----------------------------------
Treasury stock:
    Balance - beginning of year              (47,407)    (38,437)    (37,752)
     Shares acquired
     (1998:330,024; 1997:1,186,035;
      1996:111,600)                           (7,196)     (8,970)       (685)
                                          -----------------------------------
Balance - end of year                        (54,603)    (47,407)    (38,437)
                                          -----------------------------------

                                          ===================================
Total shareholder's equity                  $105,545    $ 80,058    $ 65,817
                                          ===================================






           See accompanying notes to consolidated financial statements.


         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Principles of Consolidation. The accompanying consolidated financial statements include accounts of the parent corporation and all of its domestic and foreign subsidiaries. Certain foreign subsidiaries were in previous years, for practical purposes, included on a calendar year basis. For those subsidiaries the fiscal year end was changed to coincide with the parent corporation, beginning with fiscal year 1997. The results of the quarter ended March 31, 1996, were credited directly to retained earnings to effect this changeover. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents.  For the purpose of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

(d) Inventories.  Inventories are stated at the lower of cost
(average moving cost) or replacement market.

(e) Property, Plant and Equipment. Property, plant and equipment are stated at cost. Depreciation and amortization of property, plant and equipment are provided over the estimated useful lives of the respective assets, principally on the straight-line basis. Expenditures for maintenance and repairs are charged directly to expense; renewals and betterments, which significantly extend the useful lives, in general are capitalized. Costs and accumulated depreciation and amortization on assets retired or disposed of are removed from the accounts and the gains or losses resulting therefrom, if any, are credited or charged to earnings.

(f) Intangible Assets. Goodwill is amortized over its estimated period of benefit on a straight line basis; other intangible assets are amortized on an appropriate basis over their estimated useful lives. Accumulated amortization of goodwill was $9,495 and $5,538 at March 31, 1998 and 1997, respectively. No amortization period currently exceeds 25 years. MacDermid evaluates the carrying value of intangible assets at each balance sheet date to determine if impairment exists based upon estimated undiscounted future cash flows. The impairment, if any, is measured by the difference between the carrying value and estimated fair value and charged to expense in the period identified.

(g) Employee Benefits. The Corporation sponsors a variety of employee benefit programs, most of which are non-contributory.

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

(h) Fair Value of Financial Instruments. Statement of Financial Accounting Standards No. 107 requires that reporting entities provide, to the extent practicable, the fair value of financial instruments, both assets and liabilities. The carrying amounts for the Corporation's current financial instruments approximate fair value because of the short maturity of those instruments. The carrying amounts of other financial instruments approximate fair value due to the interest rate at year end approximating that for similar instruments.
   Interest rate swap agreements are employed by the Corporation to optimize borrowing costs by reducing exposure of possible future changes in interest rates. Net receipts or payments on the swap are accrued and recognized as adjustments to interest expense. The estimated fair value of these financial instruments at March 31, 1998 is $315 based on the quoted market price from the bank holding the instruments.

(i) Foreign Operations. The balance sheet accounts of foreign subsidiaries are translated into U.S. dollars at year-end rates of exchange while revenue and expense accounts are translated at weighted average rates in effect during the periods. Translation of the balance sheets resulted in a decrease in equity of $3,234 in 1998, $960 in 1997 and $517 in 1996. Gains and losses on foreign currency transactions are included in the consolidated statements of earnings.

(j) Research and Development. Research and development costs, charged to expenses as incurred, were $12,028 $10,850, and $10,042 in 1998, 1997 and 1996, respectively.

(k) Income Taxes. The provision for income taxes includes Federal, foreign, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. No provision for deferred income taxes is made with respect to equity adjustments from foreign currency translation or to undistributed earnings of subsidiaries which, in management's opinion, will be permanently reinvested or repatriated at a minimal tax cost to the Corporation. Foreign tax credits are recorded as a reduction of the provision for Federal income taxes in the year realized.

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

(m) Common Share Data. Effective October 1, 1997 the Corporation adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS
128). Under SFAS 128 the presentation of primary and fully diluted earnings per share is replaced by basic and diluted earnings per share. Comparative references to earnings per common share (EPS) and weighted average common shares outstanding have been restated to reflect the adoption of SFAS 128. EPS is calculated based upon net earnings available for common shareholders after deduction for preferred dividends. The computation of basic EPS is based upon the weighted average number of common shares outstanding during the period. Diluted EPS is computed based upon the weighted average number of common shares outstanding plus the effect of all dilutive contingently issuable common shares from stock options and stock awards that were outstanding during the period.
   In addition, net earnings per common share, dividend amounts declared and share market price have been restated to give retroactive effect to three-for-one stock split as of February 6, 1998 and November 15, 1996.

(n) Recent Accounting Standards. Effective October 1, 1997 the Corporation adopted Statement of Financial Accounting Standards No. 129, Disclosure of Information About Capital Structure (SFAS129). The information required by SFAS129 can be found on the Consolidated Statements of Changes in Shareholders' Equity and in notes to the Consolidated Financial
Statements #4, #8 and #9.
   In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130) and Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131). In February, 1998, the FASB issued Statement of Financial Accounting Standards No. 132, Employer's Disclosures About Pensions and Other Postretirement Benefits (SFAS 132). The aforementioned standards will require additional financial statement disclosure for all periods presented, but will not impact reported financial position or results of operations. The Corporation is currently evaluating the impact of these standards which are effective beginning fiscal 1999 and are not expected to have a material effect to the financial statements.

(o) Acquisitions. In fiscal 1998 there were several minor acquisitions, the most significant were; The Board Fabrication Division of National Starch and Chemical Company and Twin Lock B.V. of the Netherlands. Collectively, all acquisitions were less than 10% of the Corporation's consolidated total assets and pretax earnings before the acquisition and they are not material to the financial position or results of operations of the Corporation. The acquired business will primarily enhance sales to North American electronics and European printing customers and have been included in the consolidated operating results since October 1, 1997. The acquisitions are being accounted for as purchase transactions including receivables, inventory, fix assets, goodwill (being amortized over 5-25 year periods) and other intangibles. On April 28, 1998 a subsidiary of the Corporation acquired a 30% equity interest in an Italian specialty chemical company. The Corporation intends to acquire the remaining interest within two years.
   In fiscal 1996 the Corporation acquired the assets, subject to certain liabilities, of the Electronics and Printing Division of Hercules Incorporated. Consolidated operating results for fiscal 1996 include the results of the MIT business from December 1, 1995. The acquired business consists principally of the manufacture and sale of proprietary products including photoresists, used to imprint electrical patterns on circuit boards, and photopolymer printing, which reproduces quality graphics on package printing and in-store displays. The total purchase price for the acquisition, accounted for as a purchase transaction, was approximately $134,500 including inventory, fixed assets, goodwill (being amortized over 25 years) and other intangibles. There was $15,000 contingently payable in fiscal year 2004 in the event that the consolidated cumulative earnings, before interest, taxes on earnings, depreciation and amortization exceed $250,000 for the first four full fiscal years following December 5, 1995. However, this further contingent payment was eliminated in fiscal 1998 with a $4,500 payment to effect an early buy-out.

2.  INVENTORIES

The major components of inventory at March 31 were as follows:
  (In thousands)                         1998           1997
                                       ----------------------

  Finished goods                       $27,197        $23,125
  Raw materials and supplies            22,442         17,623
                                       ----------------------
                                       $49,639        $40,748
                                       ======================


3.  NOTES PAYABLE

Notes payable at March 31, 1998 consisted of $9,962 of outstanding borrowings under available lines of credit aggregating approximately $33,000. The terms of the lines of credit generally provide for interest rates at or below the prime rate on the date of borrowing domestically and, for foreign company borrowings, rates that vary with base rates in each currency. The lines of credit can be withdrawn at any time at the option of the banks. The weighted average interest rates on short-term borrowings outstanding were 6.2% and 5.8% at the end of 1998 and 1997, respectively.

4.  EMPLOYEE RETIREMENT & WELFARE PLANS
The Corporation has defined benefit pension, defined contribution profit sharing and employees' stock ownership plans for substantially all its domestic employees. Aggregate amounts charged to earnings for these plans were $1,684, $1,566 and $1,892 in 1998, 1997 and 1996, respectively.


The following table sets forth the components of the pension and postretirement benefit plans for the years ended March 31:

                                                  PENSION
  (In thousands)                    1998          1997        1996
                                   ---------------------------------
  Service cost                    $ 1,287       $ 1,092      $   678
  Interest cost                     1,959         1,741        1,421
  Net amortization and deferrals    9,599         1,532        2,604
  Actual return on investment     (11,905)       (3,502)      (4,263)

                                  ----------------------------------
  Net periodic pension cost       $  940        $   863      $   440
                                  ==================================

                                       POSTRETIREMENT BENEFITS
  (In thousands)                     1998         1997         1996
                                  ----------------------------------
Service cost                      $   64        $    56      $    61
  Interest cost                      292            302          305
  Net amortization and deferrals       -             11            2
  Actual return on investment           -            -             -

                                  ----------------------------------
  Net periodic pension cost       $  356        $   369      $   368
                                  ==================================



  The following table sets forth the plans funded status, amount recognized in the balance sheet, plan amounts and rate assumptions of the pension and postretirement benefit plans at March 31:

                                                      PENSION
  (In thousands)                               1998           1997
                                             -----------------------
  Accumulated benefit obligation             $23,112         $19,049
                                             =======================
  Plan assets at fair value                   36,210         $23,871
  Projected benefit obligation                31,104          24,375
                                             -----------------------
  Plan assets greater (less) than
   projected benefits obligation               5,106            (504)
  Unrecognized portion of transition
   asset (being amortized over 14 years)        (453)           (632)
  Unrecognized net (gain) loss                (4,709)            684
                                             -----------------------
  Prepaid (accrued) pension cost              $  (56)        $  (452)
                                             =======================
  Rate assumptions:
  Discount rate                                  7.0%          7.5%
  Rate on return on plan assets                  9.0%          9.0%
  Salary increases                               5.0%          5.0%
  Annual increase in costs
   of medical benefits                           n/a           n/a

                                          POSTRETIREMENT BENEFITS
  (In thousands)                               1998           1997
                                             -----------------------
Accumulated benefit obligation               $   -           $   -
                                             =======================
  Plan assets at fair value                      -               -
  Projected benefit obligation                 4,218           4,300
                                             -----------------------
  Plan assets greater (less) than
   projected benefits obligation              (4,218)         (4,300)
  Unrecognized portion of transition
   asset (being amortized over 14 years)          -                -
  Unrecognized net (gain) loss                   286             477
                                             -----------------------
  Accrued postretirement liability           $ 3,932         $ 3,823
                                             =======================
  Rate assumptions:
  Discount rate                                7.0%             7.5%
  Rate on return on plan assets                n/a              n/a
  Salary increases                             n/a              n/a
  Annual increase in costs
   of medical benefits                         3.0%             3.0%

  Pension. The pension plan provides retirement benefits based upon years of service and compensation levels. Plan assets at fair value consist primarily of listed stocks, bonds and guaranteed investment contracts, and included 393,255 shares of the Corporation's common stock having a market value of $11,306 and $4,555 at March 31, 1998 and 1997, respectively. Accumulated benefits obligations included vested benefits of $21,392 and $17,836 at March 31, 1998 and 1997, respectively.

   Postretirement benefits. The Corporation sponsors a defined benefit postretirement medical and dental plan (unfunded) that covers all of its domestic full-time employees who retire after age 55 with at least 10 to 20 years of service (depending upon the date of hire). Employees retiring after March 31, 1998 are required to contribute toward the cost of the plan until they attain age 65. The Corporation's subsidy level is subject to a cap which increases 3% each year. Retirees will be required to contribute the plan cost in excess of the cap in addition to other required contributions.

   The projected benefit obligation for the postretirement plan at March 31, 1998 comprised 28% retirees, 3% fully eligible active participants and 69% other active participants. The annual increase in cost is 3.0% for postretirement medical benefits (no assumed rate increase for dental benefits since it is a scheduled plan) since the Corporation's contributions are at the defined cap. The medical cost trend rate assumption has no effect on the amounts reported due to the cap on contributions paid by the Corporation.

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

EMPLOYEE STOCK INCENTIVE PLANS

1992 Plan: In 1993, the Corporation adopted a non-qualified stock option plan, approved by shareholders in July 1992 (the
1992 plan), for the issuance of up to 2,700,000 shares under which certain employees have been granted options totaling 2,533,500. Options granted under the 1992 plan generally are exercisable during a four-year period beginning with the grant date. The options are exercisable into restricted shares of common stock which cannot be sold or transferred, except back to the Corporation at cost, during the four-year period commencing with the exercise date.

Compensation expense, which is equal to the difference between the fair market value on the date of an option grant and the exercise price of shares which may be purchased thereunder, is amortized over a six-year period. During 1998, 1997, and 1996, compensation expense relating to this plan was $526, $646 and $330, respectively.


  1995 Plan: In 1996, the Corporation adopted a non-qualified equity incentive plan, approved by the shareholders in July 1995
(the 1995 plan), for the issuance of up to 450,000 shares under which certain employees have been granted restricted shares totaling 411,156, having market prices of $4 3/4 to $19 1/2 on the dates of grant. All shares of restricted stock issued under the 1995 plan must be held and cannot be sold or transferred, except to MacDermid for a period of four years from the date of the award. During 1998, 1997 and 1996, compensation expense relating to this plan was $1,273, $604 and $993, respectively.

Options issued under the Corporation's stock incentive plans and outstanding at March 31, 1998 have exercise prices ranging from $1.79 to $1.99, expiring periodically through fiscal 2002, summarized in the following table as of March 31:

                                          Number       Weighted-average
                                          of Options    Exercise Price
                                          ==========   ================
Outstanding March 31, 1995               2,286,612        $ 1.83
1996 activity:
  Granted                                  135,000        $ 3.47
  Exercised                               (380,412)       $ 1.73
  Forfeited                               (184,500)       $ 1.84
  Outstanding at March 31, 1996          1,856,700        $ 1.97
  Exercisable at March 31, 1996          1,856,700        $ 1.97

1997 activity:
  Granted                                        0             -
  Exercised                               (529,332)       $ 1.81
  Forfeited                                      0             -
  Outstanding at March 31, 1997          1,327,368        $ 2.04
  Exercisable at March 31, 1997          1,327,368        $ 2.04

1998 activity:
  Granted                                        0        $   -
  Exercised                               (787,368)       $ 2.15
  Forfeited                                      0             -
  Outstanding at March 31, 1998            540,000        $ 1.89
  Exercisable at March 31, 1998            540,000        $ 1.89


Had the Corporation used the fair value-based method of accounting for its stock option plans (beginning in 1996) and charged compensation cost against income, over the six year period, based on the fair value at the date of grant consistent with FAS 123, net earnings and net earnings per common share for 1998, 1997 and 1996 would have been reduced to the following pro forma amounts:


(In thousands, except per share amounts)
                                         1998        1997       1996
                                         ====        ====       ====
    Net earnings
            As reported                  $30,488     $22,010    $13,195
            Pro forma                    $30,439     $21,967    $13,161

    Net earnings per common share
    Basic
           As reported                   $1.22       $0.89      $0.53
           Pro forma                     $1.22       $0.89      $0.53

    Diluted
           As reported                   $1.20       $0.85      $0.50
           Pro forma                     $1.19       $0.85      $0.50



The pro forma information above includes stock options granted since April 1, 1995. Effects of applying FAS 123, using the fair value-based method of accounting, is not representative of the pro forma effect on earnings in future years because it does not take into consideration pro forma compensation expense related to stock options granted prior to 1996 and would increase in future years if stock options were to be granted.
     The weighted-average grant-date fair value of options, $3.52 for those granted in 1996, was determined by utilizing the Black-Scholes option-pricing model and the following key assumptions:


       Risk-free interest rate                            5.68%
       Expected option life                               6 years
       Expected volatility                                28.8%
       Dividend yield                                     1.1%

5.  INCOME TAXES

   Earnings before income taxes included foreign earnings of $22,103, $20,312 and $15,035 for 1998, 1997 and 1996, respectively.
   Income tax expense attributable to income from operations for the years ended March 31 consisted of:

(In thousands)                     Current      Deferred       Total
                                   ---------------------------------
                                                  1998
                                                  ----
  U.S. Federal                     $ 7,189      $ 1,070      $ 8,259
  State and local                    1,504          475        1,979
  Foreign                            6,612          459        7,071
                                   ---------------------------------
    Totals                         $15,305      $ 2,004      $17,309
                                   =================================

                                                  1997
                                                  ----
  U.S. Federal                     $ 7,738      $  (775)     $ 6,963
  State and local                    1,519         (176)       1,343
  Foreign                            5,798          767        6,565
                                   ---------------------------------
    Totals                         $15,055      $  (184)     $14,871
                                   =================================

                                                  1996
                                                  ----
  U.S. Federal                     $ 7,108      $(3,259)     $ 3,849
  State and local                    1,681         (999)         682
  Foreign                              811        4,484        5,295
                                   ---------------------------------
    Totals                         $ 9,600      $   226      $ 9,826
                                   =================================



   Income tax expense for the years ended March 31, 1998, 1997 and
1996 differed from the amounts computed by applying the U.S. Federal statutory tax rates to pretax income from operations as a result of the following:
(In thousands)                       1998          1997         1996
                                     ---------------------------------
  U.S. Federal statutory tax rate       35%          35%          35%
                                     =================================
  Taxes computed at U.S.
   statutory rate                    $16,837       $13,551      $8,267
  State income taxes, net of
   Federal  benefit                    1,286           873         474
  Adjustments of prior years
   tax accruals                            -            -          193
  Foreign tax rate differential       (1,029)       (1,251)        741
  No tax benefit for (gain) loss
   of unconsolidated corporate
   joint venture                           -            -          (14)
  No tax benefit for loss on
    disposition of subsidiary             -            438           -
  Other, net                             215         1,260         165
                                     ---------------------------------
    Actual income taxes              $17,309       $14,871      $9,826
                                     =================================
  Effective tax rate                   36.0%        38.4%        41.6%
                                     =================================

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at March 31 are:

(In thousands)                                       1998        1997
                                                    ------------------
Deferred tax assets:
    Accounts receivable, primarily due to
       allowance for doubtful accounts              $  660      $  945
    Inventories                                      1,241       1,369
    Accrued liabilities                                826         983
    Foreign net operating losses                         -         376
    Employee benefits                                4,249       3,739
    Other                                            1,372       1,786
                                                    ------------------
        Total gross deferred tax assets              8,348       9,198

Deferred tax liabilities:
    Plant and equipment, primarily due to
       depreciation                                  1,870       1,625
    Other                                            2,676       1,767
                                                    ------------------
        Total gross deferred tax liabilities         4,546       3,392
                                                    ------------------
        Net deferred asset                          $3,802      $5,806
                                                    ==================

   The Corporation has not recognized a deferred tax liability for the undistributed earnings of foreign subsidiaries that arose in 1998 and prior years because the Corporation does not expect to repatriate those earnings in the foreseeable future. A deferred tax liability will be recognized when the Corporation expects that it will recover those earnings in a taxable transaction, such as through receipt of dividends, net of foreign tax credits, or sale of the investment. At March, 1998, the undistributed earnings of those subsidiaries were approximately $35,496. A determination of the deferred tax liability relating to the undistributed earnings of foreign subsidiaries is not practicable.
   No valuation allowance has been recorded since the Corporation believes that it is more likely than not that it will be able to realize the benefit of the deferred tax assets. This determination has been made based upon the historical earnings of the Corporation.
   During fiscal 1998, 1997 and 1996 the lapse of restrictions upon stock exercised under the stock option and award plans resulted in a tax benefit of $3,621, $444 and $130, respectively, which were recorded as increases in additional paid-in capital.

6.  SEGMENT REPORTING

The Corporation is engaged in the business of developing, manufacturing and marketing industrial chemicals, supplies and related equipment. The following table is a summary of the Corporation's operations by geographic area:


                                North                 Asian
                               America    European   Pacific   Consolidated
                               --------------------------------------------
(In thousands)                                   1998
                               --------------------------------------------
Net sales to unaffiliated
 customers                     $183,569   $57,562    $72,927   $314,058
Operating profit                 34,836     9,017     11,752     55,605
Identifiable assets             221,562    40,137     38,561    300,260

                                                 1997
                               --------------------------------------------

Net sales to unaffiliated
 customers                     $171,782   $55,969    $65,969   $293,720
Operating profit                 27,359     8,482     10,870     46,711
Identifiable Assets             192,983    30,122     37,873    260,978

                                                 1996
                               --------------------------------------------
Net sales to unaffiliated
 customers                     $131,404   $49,461    $55,026   $235,891
Operating profit                 10,945     7,069     11,087     29,101
Identifiable Assets             205,035    25,716     34,005    264,756


7.  LONG-TERM OBLIGATIONS

Long-term obligations at March 31 consisted of the following:
(In thousands)                             1998            1997
                                          -----------------------
Term loan, unsecured, variable interest
 (6.125% at March 31, 1998) due in
 quarterly installments to 2003           $ 69,821         $ 75,893

Revolving loan, unsecured, variable
 interest due in 2001
   6.19% at March 31, 1998                  41,500            3,300
   3.94% at March 31, 1998                   2,160            3,343

Installment loan, unsecured, variable
interest (6.19% at March 31, 1998)
due annually to 2005                         2,400                -

Debenture, 3.5% interest due in
 annual installments to 1999                    80              198

Other, due in varying amounts
 to 2003                                       464              247
                                          -------------------------
Total long-term obligations                116,425           82,981
Less current portion                        12,442            7,816
                                          -------------------------
Long-term portion                         $103,983         $ 75,165
                                          =========================

   Minimum future principal payments on long-term obligations subsequent to March 31, 1998 are as follows:
(In thousands)
               1999                          $ 12,442
               2000                            12,256
               2001                            59,389
               2002                            18,738
               2003                            12,643
               Thereafter                         957
                                             --------
                   Total                     $116,425
                                             ========

The term loan bears interest at a variable rate which is based on a ratio of the Corporation's debt to earnings before certain expenses and which presently falls within a range of 0.375% to 1.0% above the March 27, 1998 London interbank market rate
(LIBOR) which was 5.625%. At March 31, 1998 the effective interest rate was 6.125%. Under the term loan, the most restrictive covenants provide that: earnings before interest and taxes as a ratio to interest expense must be greater than 2.5 to 1; consolidated net worth must be at least $84,981 and the total debt must not exceed 350% of net worth.
     The revolving loan represents amounts outstanding under a $65,000 committed revolving credit line which expires in 2001. Commitment fees under the revolving and $100,000 acquisition credit lines are variable, ranging from 12.5 to 25.0 basis points.
     The Corporation has entered into interest rate swap agreements with a bank for the purpose of reducing its exposure to possible future changes in interest rates applicable to the term and revolving loans. Pursuant to the terms of the agreements, the notional amounts of $69,821 and $3,079 are reduced in accordance with applicable schedules until the expiration dates, December 31, 2002 and December 31, 1998, respectively.
Applicable fixed rates of 5.63% and 5.39%, respectively, are compared to the U.S. dollar LIBOR rates every three months as a basis for payment or receipt of the rate differential as applied to the then covered notional amount.

8.  REDEEMABLE PREFERRED STOCK

On December 5, 1995, MacDermid Imaging Technology, Inc. a wholly-owned subsidiary of the Corporation, issued 30,000 shares of unregistered 6% redeemable Series A preferred stock of 75,000 authorized shares to Hercules Incorporated in part payment for the purchase of its Electronics and Printing Division. Dividends in kind were payable on March 31 each year by the issuance of additional Series A preferred stock at the rate of one share per $1 of dividends. In accordance with the terms of the preferred stock agreement, on May 28, 1997, MacDermid exercised its option to make early payment to Hercules Incorporated, in the amount of $32,745 to fully satisfy the amounts owed for the preferred stock and dividends in kind.

9.  SHAREHOLDER'S EQUITY

At a special shareholders' meeting held on December 1, 1997 at Corporate headquarters, shareholders voted to adopt an amendment to MacDermid's Restated Certificate of Incorporation, increasing the number of authorized common shares from 20 million to 75 million. Also, at the special meeting shareholders approved a provision to MacDermid's Restated Certificate of Incorporation providing for written shareholder action by less than unanimous consent.

   On February 6, 1998 the Board of Directors authorized a three-for-one stock split. The shares were distributed on April 1, 1998 to common shareholders of record at the close of business on March 16, 1998. The stated value remained unchanged at $1.00 per share. As a result, $7,852 was first transferred from additional paid in capital with an excess of $18,325 transferred from retained earnings to the common stock account. Amounts per share and number of common shares have been restated to give retroactive effect to the stock split.
   During fiscal 1997 there was also a three-for-one stock split distributed on November 15, 1996. As a result, $5,206 and $3,327 were transferred from additional paid in capital and retained earnings, respectively to the common stock account last year.
   Common stock repurchases of 330,024 shares in 1998, at prices ranging from $15 29/32 to $28 3/4 per share, and 1,186,035 shares in 1997, at prices ranging from $7 9/32 to $11 7/32 per share, were completed pursuant to board authorizations. An additional purchase of up to 100,000 shares of the Corporation's common stock was authorized by the Board of Directors on July 23, 1997, to be acquired through open market purchases or privately negotiated transactions from time to time. Any future repurchases under this authorization will depend on various factors, including the market price of the shares, the Corporation's business and financial position and general economic and market conditions. Additional shares acquired pursuant to such authorization will be held in the Corporation's treasury and will be available for the Corporation to issue without further shareholder action (except as required by applicable law or the rules of any securities exchange on which the shares are then listed). Such shares may be used for various Corporate purposes, including contributions under existing or future emp-loyee benefit plans, the acquisition of other businesses and the distribution of stock dividends. At March 31, 1998, there was a balance of such outstanding authorizations totaling 82,354 shares.

10.  LEASE COMMITMENTS

The Corporation leases certain warehouse space, transportation, computer and other equipment. Contingent rentals are paid for warehouse space on the basis of the monthly quantities of materials stored and for transportation and other equipment on the basis of mileage or usage. Total rental expense amounted to $6,030, $5,710 and $6,750 in 1998, 1997 and 1996, respectively, of which $1,169, $1,159 and $1,522, respectively, were contingent rentals. Minimum lease commitments under operating leases for the fiscal years subsequent to March 31, 1998 are as follows:

(In thousands)
                       1999                  $2,676
                       2000                   1,102
                       2001                     670
                       2002                     426
                       2003                     238
                       Thereafter               520
                                             ------
                               Total         $5,632
                                             ======


11.  CONTINGENCIES

The Corporation has been named as a potentially responsible party (PRP) by the Environmental Protection Agency in connection with two waste sites. There are many other companies involved at each of these sites and the Corporation's participation is minor. The Corporation has recorded its best estimate of liabilities in connection with site clean-up based upon the extent of its involvement, the number of PRP's and estimates of the total costs of the site clean-up. Though it is difficult to predict the final costs of site remediation, management believes that the recorded liabilities are reasonable estimates of probable liability and that future cash outlays are unlikely to be material to its consolidated financial position, results of operations or cash flows.
     On January 30, 1997, the Corporation was served with a subpoena from a federal grand jury in Connecticut requesting certain documents. The Corporation was subsequently informed that it is a subject of the grand jury's investigation. The subpoena requested information relating to an accidental spill from the Corporation's Huntingdon Avenue, Waterbury, Connecticut facility that occurred in November of 1994, together with other information related to operations and compliance at the Huntingdon Avenue facility. The Corporation has retained outside law firms to assist in complying with the subpoena. The Corporation is cooperating with the government's investigation.

   Since this matter is currently in very early stages, it is impossible to determine what the ultimate outcome will be and difficult to quantify the extent of an exposure to liability, if any. As such, no assurance can be given that the Corporation will not be found to have liability.
   The Corporation is a party to a number of lawsuits and claims in addition to those discussed above arising out of the ordinary conduct of business. While the ultimate results of the proceed-ings against the Corporation cannot be predicted with certainty, management does not expect that resolution of these matters will have a material adverse effect upon its consolidated financial position, results of operations or cash flows. It is the Corporation's policy to accrue probable liabilities to the extent that such liabilities can reasonably be quantified.
   The Corporation's business operations, consist principally of manufacture and sale of specialty chemicals, supplies and related equipment to customers throughout much of the world. Approximately
60% of the business is concentrated with manufacturers of printed circuit boards which are used in a wide variety of end-use applications, including computers, communications and control equipment, appliances, automobiles and entertainment products.
As is usual for this business, the Corporation generally does not require collateral or other security as a condition of sale, choosing, rather, to control credit risk of trade account financial instruments by credit approval, balance limitation and monitoring procedures. Management believes that reserves for losses, which are established based upon review of account balances and historical experience, are adequate.

MANAGEMENT'S STATEMENT OF FINANCIAL RESPONSIBILITY

MacDermid, Incorporated (Logo)
                                  245 Freight Street
                                  Waterbury, CT  06702

To The Shareholders
MacDermid, Incorporated

The financial information in this report, including the audited consolidated financial statements, has been prepared by management. Preparation of consolidated financial statements and related data involves the use of judgment.
Accounting principles used in preparing consolidated financial statements are those that are generally accepted in the United States.
   To safeguard Corporate assets, it is important to have a sound but dynamic system of internal controls and procedures that balances benefits and costs. The
Corporation employs professional financial managers whose responsibilities include implementing and overseeing the financial control system, reporting on management's stewardship of assets entrusted to it by share owners and performing accurate and proper maintenance of the accounts.
   Management has long recognized its responsibility for conducting the affairs of the Corporation and its affiliates in an ethical and socially responsible manner. MacDermid, Incorporated is dedicated to the highest standards of integrity.
Integrity is not an occasional requirement, but a continuing commitment.
   KPMG Peat Marwick LLP conducts an objective, independent review of management's fulfillment of its obligations relating to the fairness of reported operating results and financial condition. Their report for 1998 appears below this statement.
   The Audit Committee of the Board of Directors, consisting solely of Directors independent of MacDermid, maintains an ongoing appraisal on behalf of the share owners of the effectiveness of the independent auditors and the Corporation's staff of financial and operating management with respect to the financial and internal controls.


/s/Daniel H. Leever

Daniel H. Leever
Chief Executive Officer

INDEPENDENT AUDITORS' REPORT

KPMG Peat Marwick LLP (Logo)
Certified Public Accountants               City Place II
                                           Hartford, CT  06103-4103


The Board of Directors and Shareholders
MacDermid, Incorporated

We have audited the accompanying consolidated balance sheets of MacDermid, Incorporated and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of earnings, cash flows and changes in shareholders' equity for each of the years in the three-year period ended March 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MacDermid, Incorporated and subsidiaries at March 31, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1998 in conformity with generally accepted accounting principles.


/s/KPMG Peat Marwick LLP


May 14, 1998

                SELECTED QUARTERLY FINANCIAL DATA
                                (UNAUDITED)
(In thousands, except share and per share amounts)

                        SELECTED QUARTERLY RESULTS

                                         1998 by Quarters
                           ----------------------------------------------
                            June    September  December  March    Total
                           ----------------------------------------------
Net sales                  $74,720  $75,003    $83,808  $80,527  $314,058
Gross profit                39,376   39,025     41,354   42,114   161,869
Net earnings                 7,252    7,351      7,640    8,245    30,488
Earnings
  per common share           $0.29    $0.29      $0.30    $0.32     $1.20

                                         1997 by Quarters
                           ----------------------------------------------
                            June    September  December  March    Total
                           ----------------------------------------------

Net sales                  $72,655  $74,038    $74,367  $72,660  $293,720
Gross profit                36,215   36,696     38,365   38,163   149,439
Net earnings                 4,470    5,047      5,423    7,070    22,010
Earnings
  per common share*          $0.17    $0.20      $0.21    $0.27     $0.85



                              MARKET RANGE TRADING RECORD
                           Fiscal 1998                    Fiscal 1997 <F1>
                         ------------------             ------------------
                          High       Low                 High       Low
QUARTER                  ------------------             ------------------
June                     15 19/32    11 19/32            7 29/32     7 5/32
September                34          15 11/32            7 31/32     7 7/16
December                 29 31/32    20 11/16           13 1/16      7 7/16
March                    37          23 21/64           13           9 3/16

Closing price March 31       28 3/4                         11 19/32

                                   DIVIDEND RECORD
                      Fiscal 1998                     Fiscal 1997 <F1>
               ---------------------------     ---------------------------
               Record   Payable    Amount      Record   Payable    Amount
QUARTER         Date     Date     Declared      Date     Date     Declared
               ---------------------------     ---------------------------
June            6/13/97  7/1/97     $0.0167     6/14/96   7/1/96    $0.0167
September       9/15/97 10/1/97     $0.0167     9/16/96  10/1/96    $0.0167
December       12/15/97  1/2/98     $0.0167    12/16/96   1/2/97    $0.0167
March           3/16/98  4/1/98     $0.02       3/14/97   4/1/97    $0.0167

<F1>  Restated to reflect the effects of a 3-for-1 stock split effective February 6, 1998.


                           CORPORATE INFORMATION
DIRECTORS:

Harold Leever, Chairman of the Board
Daniel H. Leever, Chief Executive Officer
Donald G. Ogilvie, Executive Vice President,
   American Bankers Association
James C. Smith, Chairman of the Board and Chief Executive
   Officer, Webster Financial Corporation
Thomas W. Smith, General Partner of Prescott Investors

CORPORATE OFFICERS:

Daniel H. Leever, Chief Executive Officer
Gregory M. Bolingbroke, Controller
John L. Cordani, Secretary

EXECUTIVE MANAGEMENT:

Michael P. D'Angelo, President, Electronics
Patricia I. Janssen, President, Graphic Arts
Arthur J. LoVetere, Jr., President, ViaTek
Michael A. Pfaff, President, Industrial Products

OTHER OFFICERS:

  Vice Presidents
   David A. Erdman
   Peter E. Kukanskis
   Gary B. Larson
   Thomas M. Leever

  Division Vice Presidents
   Clifford J. Nye
   David Rosenberg
   Michael J. Siegmund


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

MARKET & DIVIDEND INFORMATION:

The common shares of MacDermid, Incorporated are traded on the New York Stock Exchange (Symbol: MRD). Price and shares traded are listed in principal daily newspapers and are supplied by NYSE. Approximate number of Holders as of May 31, 1998 - 800. CUSIP-554273 102.

ANNUAL MEETING:

The Annual Meeting of Shareholders will be held on Wednesday, July 22, 1998 at 3:00 p.m., at Naugatuck Valley Community College, Fine Arts Center, 750 Chase Parkway, Waterbury, CT.

MacDermid Locations in the Americas

United States:
CORPORATE H.Q.: Waterbury, CT
Ferndale & New Hudson, MI; Middletown & Wilmington, DE; Springfield, VT