Form 10-K, Exhibit 13
period 1999-03-31
MACDERMID INC
filed 1999-06-22
CIK 61138

EXHIBIT 13

PORTIONS OF MACDERMID'S 1999 ANNUAL REPORT TO STOCKHOLDERS.

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

MacDermid Incorporated 1999 Annual Report

MacDermid:  Shareholder Principles

OUR VISION IS TO BUILD ONE OF THE WORLD'S GREATEST INDUSTRIAL COMPANIES

1. We believe that the excitement inherent in the culture of ultra high performance will differentiate us from our competitors, who, while fine companies in their own right, simply will find it impossible to keep up with the fighting Clan MacDermid.

2. OUR FORM IS CORPORATE, OUR ATTITUDE IS PARTNERSHIP

Unlike many public companies, our employees and Directors own close to 50% of the shares, so, we obviously think as owners. We hope that you consider your investment in MacDermid as being a part owner of a business, much as you would if you owned a small business in partnership with your close friend or family. You would not be concerned about the evaluation of that small business weekly or monthly. Many employees, including your CEO, have the vast majority of our net worth in MacDermid stock. We intend to be very long term holders, thinking in generational terms. We desire to partner with like-minded individuals and institutions. We will not respond to short term pressures from the market.

3. WE FOCUS TO BUILD INTRINSIC VALUE, PER SHARE

We define intrinsic value as the present value of free cash flow, measured per share. Cash flow will be invested in growth opportunities. We will build in significant margin for error in investment assumptions. We have no interest in top line growth for growth's sake. Per share cash flow is what counts. Our goal is to increase per share intrinsic value by 25% per year. We believe in setting stretch targets even though sometimes we may fall short of our goals.

4. PERSONAL AND CORPORATE RESPONSIBILITY

MacDermid will demonstrate the highest standards of personal and corporate ethics and responsibility, with special emphasis on our environment. We take seriously our leadership commitment to the communities in which we do business.

5. CARE OF OUR PEOPLE IS A TOP PRIORITY

We know to build one of the world's greatest industrial companies requires an unusual partnership with the people charged with making the vision a reality. We are guided by the MacDermid philosophy, including our clear statement of commitment to our people, and our expectations of their commitment to MacDermid. We maintain policies that encourage long, productive service. We avoid short term policies like layoffs and restructuring simply to make the current quarter or year numbers. That's not to say that we will not have reductions in staffing based on performance, or if we feel the long term health of the business requires us to do so. But even then we will do so with great reluctance. Our people are our most important asset. We treat them as such by investing heavily in training and education and management development.

6. LONG TERM INVESTMENR HORIZON

We will aggressively fund sound internal growth opportunities mostly in research and market development regardless of short term impact. We will fund these opportunities when the time is right, not necessarily when it is convenient. Our internal investment opportunities normally offer an exceptional return, but often require multi-year horizons. We will avoid the stop - start method of investing, which is typical of a short term mentality.

7. LOW COST OPERATING STRUCTURE

We know that our ability to invest aggressively requires us to have a cost structure lower than our competitors. Investing AND lowering our current costs constantly is a core principle of our company.

8. HIGH OPERATING MARGINS

Growth opportunities will be passed through a margin filter prior to investment.

9. LOW CAPITAL EXPENDITURES

We invest shareholder funds in high return assets after a healthy margin for error. Bricks and mortar have no attraction if they will not produce a high return.

10. CAPITAL STRUCTURE

Cost of capital is an important consideration. Our ability to generate relatively high amounts of cash allows us to carry significant debt while still maintaining a healthy margin for error. We will issue common stock only when we receive at least as much in intrinsic value as we give.

11.DIVIDENDS

Our current dividend is a result of history. Increasing our dividend is not a high priority. We believe we can better serve shareholders by using internally generated funds to grow the business or purchase shares.

12. ACCOUNTING

We will be candid in our reporting to you. We will tell you the business facts that we would want to know if the positions were reversed, while safeguarding information which would aid our competitors.

13. REPORTING

We will be communicating with you in several ways. Through our annual report, we will try to give all shareholders as much value - defining information as possible. At our annual meeting we will spend as much time as necessary to provide information as possible and answer questions. The forum section of our web site, (macdermid.com) provides shareholders the opportunity to submit questions directly to the CEO. We will answer questions honestly and as promptly as practicable. In all of our communications, we try to make sure that no shareholder gets an edge. Our goal is to have all of our shareholders updated at the same time.

14. FAIR VALUE

To the extent possible, we would like each MacDermid shareholder to record a gain or loss in market value that is proportional to the gain or loss in per-share intrinsic value. Obviously we cannot control MacDermid's share price, but by our policies and communications, over time, we believe we are likely to attract long term investors who seek to profit strictly from the progress of the company.


(Three horizontal bar graphs are provided here, net sales, earning per share and return on equity. Each graph depicts one facet of results of operations for the fiscal years 1995 through 1999.)

                                  GRAPH VALUES

(In thousands, except share and per share amounts)

                  1994         1995         1996       1997       1998
Net Sales         $182,100     $235,891     $293,720   $314,058   $382,645

Earnings
Per
Share              $0.39        $0.50        $0.85      $1.20      $1.43

Return on
Equity             18.3%        22.1%        30.2%      32.9%      29.0%


Message to Shareholders

Dear Shareholders,

We are pleased to report our eighth consecutive year of record earnings and earnings per share and the fifth year for revenues. We earned $1.43 per share, a 19% increase over last year's $1.20. Revenues were up 22% to $383 million. Net earnings were up 19% to $36 million. Net after-tax cash flow (net earnings + depreciation + amortization - capital expenditures) was a record $1.79 per share. Our goal remains to create one of the world's greatest industrial companies, which we define, in part, as growing earnings per share 25% compounded over 10 years. Since 1994, that growth rate has been 43%.

Following last year's 41% earnings per share growth, we planned fiscal 1999 as a year of consolidation. But given the volatile global economic environment, we had to work harder than ever. The best word to describe the overall market last year was awful. The electronics market was weak. Asia bumped along the bottom. Our graphic arts sector experienced lower activity. Against this background, our teams in Europe, industrial products, equipment, and our US-based shared services produced excellent results.

In December, we closed the Canning acquisition, our largest to date, increasing our revenues to over $500 million. Importantly, with the Canning acquisition came the addition of capable, enthusiastic people to the MacDermid Clan. Combining the Canning team with our industrial products team creates a world leader in plating additives and added two new specialty niche businesses, offshore drilling lubricants and fuel oil additives. Due to the efforts of the combined team, we are ahead of schedule in integrating this acquisition. As a result, the transaction was accretive in the fourth quarter, a pleasant surprise.

The metal finishing market is important to us. Our consolidation strategy was accelerated by Canning and by increasing our stake in Galvanevet. As a result we now enjoy significantly strengthened positions in the US, UK, Germany, Italy and Asia. As a global leader in the metal finishing business we have scale and thus are better able to offer unsurpassed service to our customers.

In February, we announced the acquisition of Polyfibron Technologies Inc., a leader in the graphic arts industry, with projected revenues of $250 million. We await government approval. As of this writing, we remain optimistic, although there remains some risk this acquisition will not close.

With regard to acquisitions, while our primary focus is to strengthen our existing businesses, as was the case with all recent acquisitions, we will consider using excess cash flow to invest in corollary businesses we understand. Rest assured, we recognize the challenges of integrating an acquisition and have worked hard to develop an aptitude in this important area. Each potential acquisition is examined thoroughly by our top management team. Once acquired, we try to bring a clarity and excitement to the management of acquired companies. Together we work to generate cost savings and a more aggressive effort to grow the top line. We find customers welcome MacDermid as the acquirer due to our industry commitment and our long term investment horizon. Importantly our recent acquisitions resulted from exclusive negotiations. We were chosen as the preferred partner as a result, we believe, of our reputation for integrity and fair dealing.

Internal growth remains our primary strategy and we are excited about a number of initiatives. In electronics, ViaTek, our new process for producing double sided boards, continues to progress. Our industrial products team introduced a new process for painting airframes. In graphic arts, Twin Lock, our revolutionary new technology for mounting printing plates, received the prestigious Flexographic Technical Innovation Award recognizing the "significant commercial application of recent innovative technology." We have investment programs in each of our businesses that can materially increase their underlying growth and profitability

Our culture of constant cost improvement, and our focus on cash flow allow us the flexibility of pursuing the dual strategy of internal growth and acquisitions all with one intention - to increase intrinsic per share value.

During the year, our corporate management was strengthened with the addition of R. Nelson (Oz) Griebel who joined us as President and Chief Operating Officer and Stephen Largan as Vice President of Finance. Jay LoVetere, my long standing partner, has left his executive management role but continues to consult on the ViaTek program.


We have experienced management running all of our business areas. The presidents of each of our business areas have over 20 years experience in our business. They think and act as long-term owners. At corporate, our focus is maintaining the culture, establishing strategy, allocating resources, and setting performance targets.

We believe our entrepreneurial environment, that rewards initiative and intelligent risk-taking, is crucial to attracting and retaining talented and motivated individuals. We encourage people to take calculated risks knowing that projects often fail. We spend a lot of time maintaining this culture. We set high standards. We tie our compensation practices to those standards. Our bonus, profit sharing, and stock ownership plans offer Clan members the opportunity of significant personal wealth. We operate with one expectation-grow the cash flow of our business over the long term. Life at MacDermid, is really fun, but not easy.

At last year's Annual Meeting, we introduced our Shareholder Principles which, along with the MacDermid Philosophy, we refer to as the MacDermid Magna Carta. They are printed on the inside cover and first page of this report. You can expect us to act consistently with them.

While fiscal 1999 produced record per share results, even more importantly, we improved our strategic position as a dynamic leader in our markets. Even though the external environment remains challenging, we are confident we can continue to deliver. Our goal is creating one of the world's greatest industrial companies.

To our customers, we greatfully appreciate your business which we do not take for granted. We are very committed to improving the quality of our products and service to you. To the Clan MacDermid, thank you for your determination to give our customers the finest service and to push to another record. To our shareholder partners, take comfort that more than a quarter of the outstanding shares are owned by your employees either directly, through options, or stock plans. Rest assured we think as owners. You have our sincere thanks for your continued confidence.

Daniel H. Leever
Chairman and Chief Executive Officer

MacDermid, Incorporated Financial Highlights
(In thousands, except share and per share amounts.)

                                            1999          1998    % Change
                                     ======================================
Net Sales                               $382,648       $314,058       22
Net Earnings                            $ 36,283       $ 30,488       19
Return on Average Equity                  29.3%          32.9%         -
Average Shares Outstanding              25,427,288     25,483,844      -
Diluted Earnings Per Common Share          $1.43          $1.20       19
Free Cash Flow                          $ 33,972       $ 28,478       19


Founded in 1922 and headquartered in Waterbury, Connecticut, MacDermid, Incorporated (NYSE:MRD) is a leading worldwide manufacturer of specialty chemical processes for the metal and plastic finishing, electronics and graphic arts industries with operating facilities in 20 countries. The Corporation employs nearly 1,900 worldwide, many of whom are shareholders. Our vision is to build one of the world's greatest industrial companies.

     For additional information visit our World Wide Web site - www.macdermid.com.

                            FIVE YEAR SELECTED FINANCIAL DATA
(In thousands, except share and per share amounts)
OPERATING RESULTS        1999       1998       1997       1996        1995
------------------------------------------------------------------------------
Net Sales              $382,648   $314,058   $293,720    $235,891    $182,100

Income from
Continuing Operations  $ 36,283   $ 30,797   $ 23,846    $ 13,795    $ 11,142

Net Earnings Available
  For Common
  Shareholders (before
  accounting
  change) <F1>         $ 36,283   $ 30,488   $ 22,010    $ 13,195     $ 11,142
 Diluted Earnings Per
  Common Share <F1><F2>   $1.43      $1.20      $0.85       $0.50        $0.39

FINANCIAL POSITION AT YEAR END
-----------------------------------------------------------------------------
Working Capital        $ 63,248   $ 50,814   $ 46,883    $ 59,714     $ 34,711
 Current Ratio              1.5        1.6        1.7         2.0          1.7
Capital Expenditures   $  5,442   $  8,342   $  6,914    $  4,303     $  3,990
Total Assets           $506,279   $300,260   $260,978    $264,756     $123,305
Long-term Debt
 (Includes Short-
 term Portion)         $258,668   $116,425   $ 82,981    $112,254     $ 22,642
  Percent of Total
   Capitalization (excluding
   preferred stock)        64.6       52.5       50.9        63.0         29.7

Redeemable Preferred Stock  --        --       32,436      30,600          --

OTHER DATA
------------------------------------------------------------------------------
Return On Sales
  (%)<F1>                   9.5        9.7        7.5         5.6          6.1
 Return On Average
  Equity (%)<F1>           29.3       32.9       30.2        22.1         18.3

EBITA<F3>              $ 80,157   $ 66,451   $ 55,579    $ 38,758     $ 26,516

SHARE DATA
Common
Shareholders' Equity   $142,039   $105,545   $ 80,058    $ 65,817     $ 53,654
Book Value
  Per Common Share <F2>   $5.65      $4.21      $3.26       $2.62        $2.17
Cash Dividends Per
 Common Share <F2>        $0.08      $0.07    $0.0667     $0.0667      $0.0667








Common Shares
 Outstanding <F2>
 Diluted
 Average During Year   25,427,288 25,483,844 25,912,677  26,383,844  28,372,599
 Outstanding
 At Year-End           25,145,343 25,095,906 24,561,459  25,148,079  24,682,797
Stock Price <F2>
 High                    42 3/8      37        13           8 1/32     4 15/16
 Low                     23 3/8      11 19/32  7 5/32       4 10/16    2 21/32
 Year End                33 15/16    28 3/4   11 19/32      7 5/16     4 25/32


<F1> Before cumulative effect of accounting change (the implementation of SFAS
No. 112, Employers Accounting for Postretirement Benefits) which resulted in one-time after tax charges of $371 ($0.01/common share) in 1995

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


                    MANAGEMENT'S DISCUSSION & ANALYSIS OF
                 FINANCIAL CONDITION & RESULTS OF OPERATIONS

(In thousands, except share and per share amounts)


SALES & OPERATING PROFITS OVERVIEW

Fiscal 1999 was the fifth consecutive record year for net sales. MacDermid, Incorporated (the Corporation) worldwide net sales were $382,648, a 22% increase in fiscal 1999 over the previous year. The Corporation's commitment towards strengthening its competitive position in technology and market share and through cost awareness initiatives was evident in fiscal 1999. New accounts were gained in every geographic area which more than offset declines due to a weak electronics market and to a lesser extent the economic effect of the Asian crisis and the related currency effects from a stronger dollar. Viatek, a new double sided circuit board process, has experienced excellent commercial acceptance. Continuing growth from more efficient, environmentally friendly processes have driven net sales to another all time high. Our latest acquisition, W Canning plc, was effective from December and added an incremental four months of sales. Overall net sales would have been up a further 1% for the year without the negative effect of the stronger dollar on translated sales.

Fiscal 1999 net earnings of $36,283 or $1.43 per share increased 19% as compared to fiscal 1998 net earnings of $30,488 or $1.20 per common share. Growth in net earnings per common share resulted from expenses which increased at a lesser rate than sales growth and from tax savings as explained later under Income Taxes and in note #5. Net earnings per common share would have been $1.44, a 20% increase over last year without the negative effect of currency translation. Fiscal 1999 was the eighth consecutive record year for earnings per share.

SALES
1999 VS I998

Overall, net sales increased 22% in fiscal 1999. Excluding the impact of the Canning acquisition, in North America net sales were up 7.5% in fiscal 1999 over fiscal 1998, principally due to increased equipment business. The electronics business experienced a weakening economic climate resulting in lower sales. This was offset by modestly higher sales in the industrial finishes and plating businesses, leaving proprietary sales flat year-to-year. Overseas sales were up 7.5% as well, despite a further devaluation of foreign currencies, as the economic situation in Asia was reflected in a stronger dollar. Net sales overseas increased 10.4% in local currencies. Both newer, environmentally friendly products and new accounts continue to fuel European and Asian growth.

1998 VS 1997
In North America net sales were up 7% in fiscal 1998 over fiscal 1997, principally due to increased business resulting from a strong economic climate. Additionally, certain newer proprietary product lines, which are more efficient and environmentally friendly, have experienced growing acceptance. Overseas sales were also up 7%. Sales in local currencies increased 17%, similar to previous years, but the strength of the dollar reduced reported sales in dollar terms. Both newer products and new accounts helped to propel overseas growth, negating any Asian crisis impact to the Corporation.

COSTS AND EXPENSES
1999 VS 1998

Cost of sales as a percentage of sales increased roughly 4% as changes in product mix - increased sales in lower margin equipment and lower margins realized for the four months of the acquired Canning business - had the most significant impact. A further impact was price pressure in an electronics product line. Other than these factors margins were similar to previous years as cost awareness programs and overhead efficiencies continually remain in focus.

Selling, technical and administrative expenses declined approximately 1%
as a percentage of sales for fiscal 1999 from fiscal 1998. Actual costs, excluding additional costs from acquisitions, rose 1% as increases for selling and research were somewhat offset by administrative savings and from currency translation affects. Interest expense increased 77% over 1998 as additional borrowings to finance he purchase of W Canning plc was incurred in 1999.
Since the borrowings were only in effect the last four months of 1999 interest expense for the coming year is likely to be 50% greater than the 1999 level
 .
1998 VS 1997

Cost of sales decreased as a percentage of sales. Steady improvement from assimilating past acquisitions have continued to enhance margins, as well as ongoing cost awareness programs and related overhead efficiencies and the proprietary growth of higher margin newer products which are more efficient and environmentally friendly.

Selling, technical and administrative expenses declined as a percentage of sales. Actual costs only increased 3% as a result of the Corporation's cost awareness philosophy, which allows for additional costs only as necessary to support sales growth and for research programs. Interest expense increased 7% over 1997, while the preferred dividend requirement was eliminated, resulting in a net positive impact on earning available to common shareholders.

INCOME TAXES

The overall effective income tax rate decreased to 32.9% in fiscal 1999 from 36.0% in fiscal 1998 and 38.4% in fiscal 1997. The decrease in the effective rate for 1999 is a result of continued tax minimization strategies on a worldwide basis, results of pending tax audits and a favorable earnings mix. The decrease in the effective rate for 1998 was a result of the implementation of tax minimization strategies on a worldwide basis.

ACQUISITIONS

During fiscal 1999 the Corporation closed a cash tender offer whereby it acquired approximately 95% of the outstanding shares of W Canning plc. The Corporation acquired the remaining shares through a statutory compulsory procedure completed February 5,1999. This business significantly enhances the Corporation's industrial products presence worldwide and includes new product offerings for offshore fluids, sealants and adhesives and fuel and water additives businesses primarily in North America and Europe. The total purchase price of approximately $160,000, including closing costs, was accounted for as a purchase transaction and included inventory, fixed assets, goodwill and other intangibles. The goodwill (approximately $85,000) is being amortized over 40 years while the other identifiable intangibles (approximately $36,000) are being amortized over periods ranging between 6 and 40 years. The acquisition was financed through bank borrowings from NationsBank N.A., a subsidiary of BankAmerica Corporation, as administrative agent and a lender under the combined US Dollar and Pound Sterling six-year term loans and revolving loan agreement. Consolidated operating results for fiscal 1999 include the results of the W Canning pic business from December 2,1998.

In addition to the transaction described above, the assets of two separate small industrial products companies were acquired under purchase accounting and there was a separate investment made in a joint venture using equity accounting. Collectively, these other investments were not material to the financial position or results of operations of the Corporation.

During fiscal 1998 there were several minor acquisitions which collectively Are not material to the financial position or results of operations of the Corporation. The most significant were the Board Fabrication Division of National Starch and Chemical Company resulting in electronics expansion in North America and the Twin Lock business resulting in printing expansion in Europe. Combined the acquisitions were less than 10% of the Corporation's consolidated total assets and pretax earnings before the acquisitions. The acquisitions are being accounted for under the purchase method of accounting.

On May 3,1999 a subsidiary of the Corporation acquired an additional 60% interest in Gaivanevet S.P.A., an Italian specialty chemical company bringing its total investment to 90%. The Corporation intends to purchase the remaining 10% interest within the next year.

NEW ACCOUNTING STANDARDS

The FASB recently issued: Statement of Financial Accounting Standards
No. 133, Accounting for Derivative Instruments and Hedging Activities which replaces existing pronouncements and practices with a single, integrated, accounting framework for derivatives and hedging activities.

The Corporation is currently evaluating the impact of this standard which is not expected to have a material effect on the financial position or results of operations upon adoption when the reporting requirements become effective beginning with fiscal 2001.


LIQUIDITY & CAPITAL RESOURCES

Cash flows from operations are used to fund dividend payments ($0.08 per common share for fiscal 1999) to shareholders, working capital requirements of the Corporation and capital projects. The Corporation has paid cash dividends continuously since 1948. From time to time the Corporation utilizes additional outside sources to fund overall needs, including major capital projects for new and upgraded research and technical, manufacturing and administrative facilities and for business acquisitions.

During fiscal 1999 cash flows provided by operations, $53,540, were 52% above the prior year, principally resulting from increased earnings before depreciation and amortization. In certain years, the Corporation has embarked on programs which have required significant amounts of funds in excess of those available from cash flows from operations. During the third quarter of fiscal 1999, the Corporation purchased W Canning plc for approximately $160,000 (including closing costs). This purchase is presently financed through bank borrowing under six-year term loans and a revolving credit agreement with NationsBank.

During fiscal 1998 a previous revolving credit facility with Chase Bank was utilized to effect the redemption ahead of schedule of all of the shares of preferred stock, including dividends in kind, issued as part of a previous acquisition. In addition, the revolving credit facility was utilized to exercise an early buy-out of the performance premium relating to the same acquisition.

New opportunities for business acquisitions, which become available from time to time, are evaluated individually as they arise based upon MacDermid's criteria for technological improvement and innovation, potential for earnings growth and compatibility with existing distribution channels. Management intends to pursue those opportunities which have strong potential to enhance shareholder value.

One such opportunity is the pending merger with Polyfibron Technologies, Inc. (Polyfibron) which was first announced on February 18, 1999 when a definitive agreement of merger was executed. The agreement is subject to shareholder, as well as other regulatory approvals. The Corporation will consummate the merger by issuing 7.7 million shares of its common stock and assuming approximately $150,000 of Polyfibron debt. The deal is presently expected to close at some time during the second quarter of fiscal year 2000. Polyfibron has a worldwide presence in the graphic arts industry with annual revenues of approximately $250,000 and the merger is expected to immediately position the Corporation as a worldwide graphic arts leader.

New capital spending during fiscal 1999 of approximately $5,442 as compared with $8,342 in fiscal 1998 and $6,914 in fiscal 1997, included new, as well as upgraded, manufacturing facilities worldwide and replacement of technical equipment. For fiscal 2000, planned new capital projects total approximately $15,000.

The Board of Directors has, from time to time, authorized the purchase of issued and outstanding shares of the Corporation's common stock for its treasury. On July 22,1998 the Board of Directors authorized the purchase of up to an additional 1,000,000 shares of the Corporation's common stock, then, on February 17,1999 the Board of Directors reduced this authorization to 250,000. Pursuant to this, and previous authorizations, MacDermid acquired 98,234 shares during fiscal 1999 and 330,024 shares during fiscal 1998 in privately negotiated purchases. Treasury shares may be used for transfer or sale to employee benefit plans, business acquisitions or for other Corporate purposes. The outstanding authorization to purchase up to 234,120 shares, if exercised at the NYSE closing price on March 31, 1999, would cost approximately $7,945.

The Corporation's financial position remains strong and, other than the satisfaction of debt obligations, there are no long-range commitments which would have a significant impact upon results of operations, financial condition or liquidity. At March 31, 1999 the Corporation had domestic and foreign short-term uncommitted credit lines with banks approximating $55,000 in addition to a domestic $75,000 committed revolving credit line. Management believes that additional borrowing could be obtained if needed.

     The principal sources and uses of cash in fiscal years 1999, 1998 and 1997 were as follows:
                                     1999            1998           1997
                                  ------------------------------------------
Cash provided by:
  Operations                      $ 53,540         $ 35,335       $ 37,437
  Proceeds from dispositions of
    fixed assets and certain
    business                           101              665          1,508
  Option exercises                     162            1,690            958
  Net increase in borrowings       135,208            2,258             -
                                  -----------------------------------------
                                  $189,011         $ 39,948       $ 39,903
                                  =========================================
Cash used for:
  Capital expenditures            $  5,442         $  8,342       $  6,914
  Business acquisitions            165,414           25,130             -
  Purchase of treasury shares        3,508            7,196          8,970
  Dividend payments                  2,011            1,752          1,641
  Net decrease in borrowings           -                 -          24,316
  Other - net                          699              509            365
                                  -----------------------------------------
                                  $177,074         $ 42,929       $ 42,206
                                  -----------------------------------------
Net decrease (increase)
  in cash balances                $ 11,937         $ (2,981)      $ (2,303)
                                  =========================================





YEAR 2000 CONVERSION

Introduction. Computer programs which recognize only two digits, rather than four digits, to define the applicable year will be at risk for possible miscalculations, classification errors or system failures. This risk is often referred to as the "Year 2000" issue ('Y2K issue"). The Corporation views the impact of the Y2K issue as a critical business issue. The Corporation has implemented a plan for evaluating and minimizing the risks associated with the Y2K issue and has been addressing these Y2K issues, both on a corporate level and at each relevant subsidiary, by identifying specific issues and implementing corrective action in each specific case while instituting a series of management processes that coordinate and manage this overall process across business boundaries.

The process includes corporate oversight with periodic reports to our directors. The Corporation's overall approach has been to subdivide the program into three distinct areas: Information Systems, Suppliers and Customers, and Manufacturing and Facilities.

Information Systems. All worldwide computer systems have been inventoried. The U.S. network systems and personal computer systems are currently being tested, and on the basis of the testing done to date, the Corporation has no reason to believe that those systems will not be Y2K compliant in all material respects. The software package that controls the U.S. supply chain (purchasing, manufacturing, order processing, billing and shipping) has been verified by the ITAA*2000 Certification Program to be presently compliant.
The Corporation has received representations from the suppliers of the U.S. human resource and payroll systems regarding their Y2K compliance, and its internal personnel are in the process of testing those representations. The mission critical business systems in use by the Corporation's principal foreign subsidiaries in England (Canning), Italy (Galvanevet), and Taiwan (MacDermid Taiwan) have been tested by internal personnel, and on the basis of that testing, the Corporation has no reason to believe those systems will not be Y2K compliant in all material respects. In the U.S., the Corporation's information systems were taken off line and tested for compliance. In Europe and Asia, components of each system were individually tested. The Corporation's corporate information technology personnel are responsible for monitoring and evaluating the Y2K procedures and remedial actions taken by its subsidiaries. The Corporation expects that evaluation of its mission critical business systems throughout the world will be completed by September 30,1999.

The Corporation has developed contingency plans for its business systems in connection with its ISO 9002 certification. The Corporation's principal backup is a manual paper system that it believes would allow its inventory, logistics, billing, manufacturing, scheduling and support systems to function in all material respects for at least 60 days, if necessary. The Corporation estimates there would be approximately between 200 to 300 key suppliers and a similar number of key customers whose transactions with it would have to processed manually should that prove necessary. In addition, the Corporation has contracted in the U.S.
with a disaster recovery service to provide computer systems to it in the case of a local disaster affecting its facilities.

Suppliers and Customers. The Corporation has identified the material suppliers to each of its facilities and has contacted each supplier who supplies more than $10 per year of materials, or who is the only supplier of a particular material, in order to ascertain the supplier's Y2K readiness. Approximately 90% of the suppliers contacted have indicated Y2K compliance, either through individual interviews, in the case of mission critical suppliers, or through written answers to questionnaires. The Corporation hopes to complete the confirmation process by July 1, 1999. For any supplier found not to be Y2K compliant, the Corporation is in the process of identifying an alternate suppliers

The design of company manufactured equipment that is operation at customer locations has been reviewed for date controls. On the basis of that review, there is no reason to believe that equipment will be adversely affected in any material respect by the Y2K issue. No major portion of the Corporation's business is dependent upon a single customer or a few customers, the loss of which would have a materially adverse effect on its business.

Manufacturing and Facilities. The Corporation's core manufacturing processes generally are simple, non-automated batch blending operations that are not materially dependent on computer technology in order to function adequately. Certain non-material support processes have computer systems that are presently being evaluated and tested and are expected to be updated in a timely manner. None of those support systems is expected to be able to cause a material disruption to the Corporation's business should a Y2K issue arise that now is unanticipated.

All facilities have been reviewed and inventoried for Y2K issues. Some facilities have systems which use date functions for which upgrades have been made available through present suppliers. Telephone and voice mail systems at facilities in the U.S. are believed to be materially compliant. Security, fire, heating, cooling and related systems in the U.S. are expected to be compliant in all material respects by September 30,1999. If utility providers (including electricity and telecommunication suppliers) do not sufficiently resolve their own Y2K issues, however, there may be a material adverse effect on the Corporation's operations. The Corporation has no reason to believe that any utility on which it relies in the U.S. or Europe will experience a Y2K-related disruption that will have a material adverse effect on its business.

Reasonably likely worst-case Y2K scenario: The most reasonably likely worst-case Year 2000 scenario would involve a failure of the Corporation's mission critical computer systems together with the contemporaneous failure of one or more of its suppliers. With respect to a Corporation systems failure, the Corporation would implement its contingency plan as noted above. With respect to supplier failure, the Corporation is single sourced as to very few materials. As a result, alternate suppliers are generally available. The Corporation is conducting ongoing planning and testing in order reduce the need for, and the incremental cost of, those contingency arrangements.

Costs. The Corporation's costs associated with the Y2K compliance have been immaterial and have been expensed to the ongoing information systems operations as incurred. The cost of Y2K remediation continues to be absorbed within the total costs for the general operation of the information systems which are expected to continue at the historical levels of approximately $2,000 annually. Based on the present assessment of its systems and those of its suppliers and customers, the Corporation expects that the cost of addressing the Y2K issues will not have a material adverse impact on its financial position, results of operations or cash flows during the year ending March 31, 2000 or thereafter. If, however, the Corporation or its suppliers and customers are unable to resolve such issues in a timely manner, the Corporation's financial condition and results of operations could be adversely affected.

ENVIRONMENTAL ACTIVITIES

The Corporation continues its commitment to an active program of environmental responsibility through its Environmental Initiative 2000 program, research and development of alternative, environmentally safer products and installation of equipment to reduce or eliminate emissions. The Corporation sponsors community clean-up programs and promotes community awareness of environmental issues.
An environmental consultant retained by the Corporation conducts periodic audits and submits appropriate recommendations to the Corporation.

The Corporation continuously conducts research to formulate products which are environmentally friendly and which provide superior operating characteristics in customer applications and many companies have come to it for assistance in meeting their environmental needs. Environmental expenditures that relate to current operations are expensed; long-term betterments are capitalized. The Expenditure by the Corporation for these various programs is estimated to be approximately a million dollars per year.

The Corporation has been named as a potentially responsible party (PRP) by the Environmental Protection Agency in connection with two waste sites. There are many other companies involved at each of these sites and the Corporation's participation is minor. The Corporation has reserved $200 as its best estimate of liabilities in connection with site clean-up based upon the extent of its involvement, the number of PRPs and estimates of the total costs of the site clean-up. Though it is difficult to predict the final costs of site remediation, management believes that the recorded liabilities are reasonable estimates of probable liability and that future cash outlays are unlikely to be material to financial condition, results of operations or cash flows.

As a result of acquisition of W Canning pic in December 1998 the Corporation has acquired two sites which are believed to require environmental remediation activities. The Corporation has available to it certain indemnifications from the previous owners of the sites. However, the Corporation has determined that the remedial costs for the sites may exceed the collectible indemnification by as much as $2,000 and, as a result, has recorded a reserve in that amount.

On January 30,1997, the Corporation was served with a subpoena from a federal grand jury in Connecticut requesting certain Documents. The Corporation was subsequently informed that it is a subject of the grand jury's investigation. The subpoena requested information relating to an accidental spill from the Corporation's Huntingdon Avenue, Waterbury, Connecticut facility that occurred in November of 1994, together with other information related to operations and compliance at the Huntingdon Avenue facility. The corporation has retained outside law firms to assist the Corporation in complying with the subpoena. The Corporation is cooperating with the government's investigation. Since this matter is currently in very early stages, it is impossible to determine what the ultimate outcome will be and difficult to quantify the extent of an exposure to liability. As such, no assurance can be given that the Corporation will not be found to have liability. It is the Corporation's policy to accrue liabilities of this regard when it is both probable a liability has been incurred and the cost is reasonably estimable in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for contingencies."



OUTLOOK: ISSUES AND RISKS

This report and other Corporation reports and statements describe many of the positive factors affecting the Corporation's future business prospects. Readers should also be aware of factors which could have a negative impact on those prospects. These include political, economic or other conditions such as currency exchange rates, recessionary or expansive trends, taxes and regulations and laws affecting the business; competitive products, advertising, promotional and pricing activity, the degree of acceptance of new product introductions in the marketplace and the difficulty of forecasting sales at various times in various markets.

The Corporation operates throughout the world in areas generally considered stable. Sales are mainly to companies whose outputs become components in consumer and industrial products having wide application and demand and no one customer accounts for a material proportion of sales. Management believes that inflation, generally, has had little overall impact upon the Corporation's operations and reported earnings. While there may be temporary disruptions of economic stability, management believes that their long-term effects will not be significant to the Corporation.

                 CONSOLIDATED STATEMENTS OF EARNINGS
 (In thousands except share and
per share amounts)                          Year Ended March 31
                                    ------------------------------------
                                      1999          1998         1997
                                    ------------------------------------
Net sales                           $382,648      $314,058     $293,720
Cost of Sales                        192,961       152,189      144,281
                                    ------------------------------------
    Gross profit                     189,687       161,869      149,439

Selling, technical and
 administrative expenses             125,736       106,264      102,728
                                    ------------------------------------
    Operating profit                  63,951        55,605       46,711

Other income (expense):
    Interest income                    2,221           655          666
    Interest expense                 (13,721)       (7,758)      (7,277)
    Miscellaneous, net                 1,612          (396)      (1,383)
                                    ------------------------------------
                                      (9,888)       (7,499)      (7,994)
                                    ------------------------------------
Earnings before income taxes          54,063        48,106       38,717
Income taxes (note 5)                 17,780        17,309       14,871
                                    ------------------------------------
Net Earnings                          36,283        30,797       23,846
Preferred dividends                       -           (309)      (1,836)
                                    ------------------------------------
Net earnings available for
     common shareholders            $ 36,283      $ 30,488     $ 22,010
                                    ====================================
Net earnings per common
 share (note 1):
       Basic                           $1.44         $1.22        $0.89
                                    ====================================
       Diluted                         $1.43         $1.20        $0.85
                                    ====================================
Weighted average number of common
 shares outstanding (note 1):
       Basic                        25,136,712    24,976,931   24,735,191
                                    =====================================
       Diluted                      25,427,288    25,483,844   25,912,677
                                    =====================================

       See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
 (In thousands)
                                            Year Ended March 31
                                    ------------------------------------
                                      1999          1998         1997
                                    ------------------------------------
Net earnings available for
 common shareholders                 $36,283       $30,488      $22,010
Other comprehensive income:
 Cumulative foreign currency
  translation                            493        (3,234)        (960)
 Available-for-sale securities
   unrealized loss-net of taxes         (174)            -            -
                                    ------------------------------------
Comprehensive income                 $36,602       $27,254      $21,050



                     CONSOLIDATED BALANCE SHEETS

ASSETS

(In thousands, except share and per                        March 31
share amounts)                                     ---------------------
                                                     1999         1998
                                                   ---------------------
Current assets:
    Cash and equivalents                           $ 15,486     $  3,549
    Available-for-sale-securities                       968        4,729
    Accounts receivable, less allowance for
     doubtful receivables of $6,411 and $3,598      108,619       72,675
    Inventories (note 2)                             56,049       49,639
    Prepaid expenses                                  3,182        2,255
    Deferred income taxes (note 5)                    5,070        3,970
                                                   ---------------------
                                                    189,374      132,088
        Total current assets                       ---------------------

Property, plant and equipment, at cost:
    Land and improvements                             6,623        3,798
    Buildings and improvements                       38,373       33,655
    Machinery, equipment and fixtures                64,209       50,340
                                                   ---------------------
                                                    109,205       87,793
    Less accumulated depreciation and amortization   49,966       44,847
                                                   ---------------------
    Net property, plant and equipment                59,239       42,946
                                                   ---------------------
Goodwill, net of accumulated amortization of
    $14,604 and $9,495                              168,991       87,856
Patents, trademarks and other intangibles, net of
    accumulated amortization of $6,021 and $3,999    53,849       15,692
Deferred income taxes (note 5)                        3,295          177
Other assets, net                                    31,531       16,772
                                                   ---------------------
                                                   $506,279     $300,260
                                                   =====================

                       LIABILITIES & SHAREHOLDERS' EQUITY

(In thousands except share and
 per share amounts)                                      March 31
                                                   ---------------------
                                                     1999        1998
                                                   ---------------------
Current liabilities:
    Notes payable (note 3)                         $  3,700     $  9,962
    Current installments of long-term
     obligations (note 7)                            27,658       12,442
    Accounts payable                                 43,523       24,603
    Dividends payable                                   503          502
    Accrued compensation                              8,974       10,103
    Accrued expenses, other                          30,195       22,681
    Income taxes (note 5)                            11,572        5,710
                                                   ---------------------
        Total current liabilities                   126,126       86,003
                                                   ---------------------
Long-term obligations (note 7)                      231,009      103,983
Accrued postretirement benefits,
  Less Current Portion (note 4)                       6,459        4,291
Deferred income taxes (note 5)                          581          345
Minority interest in subsidiary                          65           93
Shareholders' equity (note 8):
  Common stock.  Authorized 75,000,000 shares;
   issued 39,413,159 shares in 1999 and 39,265,488
   shares in 1998 at stated value of $1.00 per
   share                                             39,413       39,265
  Additional paid-in capital                          5,263            -
  Retained earnings                                 158,315      124,043
Accumulated other comprehensive income
  Equity adjustment from foreign currency
   translation                                       (2,667)      (3,160)
  Equity adjustment from securities
   holding loss                                        (174)           -
  Less cost of 14,267,816 and 14,169,582 common
   shares in treasury                               (58,111)     (54,603)
                                                   ---------------------
        Total shareholders' equity                  142,039      105,545
                                                   ---------------------
Contingencies and commitments (notes 1, 9 and 10)

                                                   $506,279     $300,260
                                                   =====================

       See accompanying notes to consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)                                       Year Ended March 31
                                                 ---------------------------
                                                   1998      1997      1996
                                                 ---------------------------
Cash flows from operating activities:
Net earnings available to
 common shareholders                            $ 36,283  $ 30,488  $ 22,010
  Adjustments to reconcile net earnings to net
   cash provided by operating activities:
    Depreciation                                   7,089     5,832     5,463
    Amortization of goodwill and other
     intangible assets                             7,505     5,410     4,787
    Provision for bad debts                        1,383       817       547
    Deferred income taxes                            190     2,004      (184)
  Changes in assets and liabilities net of
   effects from acquisitions and dispositions:
    Decrease (increase) in receivables            (2,792)  (11,689)    2,373
    Decrease (increase) in inventories             1,839    (8,434)   (2,955)
    Decrease (increase) in prepaid expenses         (939)      (85)      669
    Increase (decrease) in accounts payable        7,749     4,071     1,624
    Increase (decrease) in accrued expenses       (9,916)   10,442     4,563
    Increase (decrease) in income tax
     liabilities                                   2,449      (690)      768
    Other                                          2,700    (2,831)   (2,228)
                                                 ---------------------------
      Net cash flows provided by operating
       activities                                 53,540    35,335    37,437
                                                 ---------------------------
Cash flows from investing activities:
  Capital expenditures                            (5,442)   (8,342)   (6,914)
  Proceeds from disposition of fixed assets          101       665       871
  Purchase/sale of available-for-sale
    securities                                      (261)        -         -
  Acquisitions of businesses
    (disposition in 1997)                       (165,414)  (25,130)      637
                                                 ---------------------------
      Net cash flows used in investing
       activities                               (171,016)  (32,807)   (5,406)
                                                 ---------------------------
Cash flows from financing activities:
  Short-term (repayments) borrowings -net         (5,847)    1,443     4,459
  Long-term  borrowings                          317,355    53,622     2,000
  Long-term repayments                          (176,300)  (20,062)  (30,775)
  Preferred stock redemption                           -   (32,745)       -
  Exercise of stock options                          162     1,690       958
  Acquisition of treasury stock (note 8)          (3,508)   (7,196)   (8,970)
  Dividends paid                                  (2,011)   (1,752)   (1,641)
                                                 ---------------------------
      Net cash flows provided by (used in)
       financing activities                      129,851    (5,000)  (33,969)
                                                 ---------------------------
Effect of exchange rate changes on cash
 and equivalents                                    (438)    (509)      (365)
                                                 ----------------------------
Net increase (decrease) in
 cash and cash equivalents                        11,937    (2,981)   (2,303)
Cash and cash equivalents at beginning of year     3,549     6,530     8,833
                                                ----------------------------
Cash and cash equivalents at end of year        $ 15,486  $  3,549  $  6,530
                                                ============================
Cash paid for interest                          $ 13,454  $  7,551  $  7,106
                                                ============================
Cash paid for income taxes                      $ 11,101  $ 11,552  $ 15,391
                                                 ============================

           See accompanying notes to consolidated financial statements.


          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands, except share data)
Shareholders' Equity (note 8)

                                                Accum-
                                                ulated
                              Addit-            Other              Total
                              ional             Compre-            Share-
                     Common   Paid in  Retained hensive  Treasury  holders'
                      Stock   Capital  Earnings  Income    Stock    Equity
                     ------------------------------------------------------
Balance at
 March 31, 1996        4,200    3,456   95,564    1,034   (38,437)   65,817

Stock options             59    1,595        -        -         -     1,654
Stock awards               8      670        -        -         -       678
Net earnings               -        -   22,010        -         -    22,010
Cash dividends             -        -   (1,641)       -         -    (1,641)
Tax benefit (note 5)       -      444        -        -         -       444
Three for one split    8,533   (5,206)  (3,327)       -         -         0
Change in subsidiary
 fiscal year end           -        -    1,026        -         -     1,026
Currency translation       -        -        -     (960)        -      (960)
Shares acquired            -        -        -        -    (8,970)   (8,970)
                      ------  -------- -------   -------  --------  --------

Balance at
 March 31, 1997       12,800      959  113,632       74   (47,407)   80,058
                      ------  -------- -------   -------  --------  --------

Stock options            240    1,999        -        -         -     2,239
Stock awards              48    1,273        -        -         -     1,321
Net earnings               -        -   30,488        -         -    30,488
Cash dividends             -        -   (1,752)       -         -    (1,752)
Tax benefit (note 5)       -    3,621        -        -         -     3,621
Three for one split   26,177   (7,852) (18,325)       -         -         0
Currency translation       -        -        -   (3,234)        -    (3,234)
Shares acquired            -        -        -        -    (7,196)   (7,196)
                      ------  --------  -------  -------  --------  --------

Balance at
 March 31, 1998       39,265        0  124,043   (3,160)  (54,603)  105,545
                      ------  -------- -------   -------  --------  --------









Stock options             90      341        -        -         -       431
Stock awards              58    1,343        -        -         -     1,401
Net earnings               -        -   36,283        -         -    36,283
Cash dividends             -        -   (2,011)       -         -    (2,011)
Tax benefit (note 5)       -    3,579        -        -         -     3,579
Currency translation       -        -        -      493                 493
Securities
 holding loss              -        -        -     (174)        -      (174)
Shares acquired            -        -        -        -    (3,508)   (3,508)
                      ------  --------  -------  -------  --------  --------
Balance at
 March 31, 1999       39,413    5,263  158,315   (2,841)  (58,111)  142,039
                      ------  -------- -------   -------  --------  --------
                      ------  -------- -------   -------  --------  --------

           See accompanying notes to consolidated financial statements.


         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Principles of Consolidation. The accompanying consolidated financial statements include accounts of the parent corporation and all of its domestic and foreign subsidiaries. Certain foreign subsidiaries were in previous years, for practical purposes, included on a calendar year basis. For those subsidiaries the fiscal year end was changed to coincide with the parent corporation, beginning with fiscal year 1997. The results of the quarter ended March 31, 1996, earnings of $1,026 on revenues of $12,820, were credited directly to retained earnings to effect this changeover. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

(c) Reclassifications. Certain amounts in the 1998 consolidated balance sheet and five year selected data have been restated to conform with the 1999 presentation.

(d) Cash and Cash Equivalents. For the purpose of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

(e) Inventories.  Inventories are stated at the lower of cost
(average moving cost) or replacement market.

(f) Property, Plant and Equipment. Property, plant and equipment are stated at cost. Depreciation and amortization of property, plant and equipment are provided over the estimated useful lives of the respective assets, principally on the straight-line basis. Expenditures for maintenance and repairs are charged directly to expense; renewals and betterments, which significantly extend the useful lives, in general are capitalized. Costs and accumulated depreciation and amortization on assets retired or disposed of are removed from the accounts and the gains or losses resulting therefrom, if any, are credited or charged to earnings.

(g) Intangible Assets. Various intangible assets are amortized on a straight line basis over their estimated useful lives as determined by an appropriate valuation. The present amortization periods range between 15 and 40 years for patents and trademarks and between 5 and 30 years for other separately identified intangible assets. Specifically, goodwill is amortized on a straight line basis over its estimated period of benefit; for smaller businesses generally no longer than 15 years, for divisions of larger corporations generally 25 years and for long established companies generally 40 years. The present goodwill amortization periods range between 5 and 40 years. Accumulated amortization of goodwill was $14,604 and $9,495 at March 31,1999 and 1998, respectively. As required by Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of (SFAS121) the Corporation evaluates the carrying value of intangible assets at each balance sheet date to determine if impairment exists based upon estimated undiscounted future cash flows. The impairment, if any, is measured by the difference between carrying value and estimated fair value and charged to expense in the period identified. The remaining amortization periods are periodically evaluated and would be revised if considered necessary.

(h) Employee Benefits. The Corporation sponsors a variety of employee benefit programs, most of which are non-contributory.

  Retirement. Pension, profit sharing and other retirement plans generally are non-contributory and cover substantially all employees. Domestically, the Corporation funds a defined benefit pension plan and, overseas, maintains a defined contribution plan.
The projected unit credit actuarial method is used for financial reporting purposes. In addition, the Corporation contributes to profit sharing and employee stock ownership plans which provide retirement benefits based upon amounts credited to employee accounts within the plans. The Corporation's funding policy for qualified plans is consistent with federal or other regulations and customarily equals the amount deducted for income tax purposes. Foreign subsidiaries contribute to plans which may be administered privately or by government agencies in accordance with local regulations.

  Postretirement. The Corporation currently has accrued postretirement health care benefits for most U.S. employees. The postretirement health care plan is unfunded.

  Postemployment. The Corporation currently accrues for postemployment disability benefits to employees meeting specified service requirements. The postemployment benefits plan is unfunded.

 (i) Comprehensive Income. Statement of Financial Accounting
Standards No. 130, Reporting Comprehensive Income (SFAS130) establishes standards for reporting and display of comprehensive income in the financial statements. In fiscal 1999 the Corporation adopted SFAS130 with a separate financial statement, consolidated Statement of Comprehensive Income, which identifies the components of comprehensive income separately. The accumulated currency translation adjustment for foreign operations and adjustment for fair value on holding available- for-sale securities are shown separately on the Consolidated Balance Sheet. See also notes #1 (j) and #1 (k).

(j) Fair Value of Financial Instruments.  Statement of Financial
Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments (SFAS107) requires that reporting entities provide, to the extent practicable, the fair value of financial instruments, both assets and liabilities. The carrying amounts for the Corporation's financial instruments approximate fair value because of the short maturity of those instruments and due to the interest rate at year end approximating that for similar instruments.

   Interest rate swap agreements are employed by the Corporation to optimize borrowing costs by reducing exposure of possible future changes in interest rates. Net receipts or payments on the swap are accrued and recognized as adjustments to interest expense. The estimated fair value of these financial instruments at March 31, 1999 is $289 based on the quoted market price from the bank holding the instruments.

Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115) requires that reporting entities show changes in fair value of available-for-sale securities held. Accordingly, the Corporation has shown the appropriate carrying amounts and adjustment thereto in the financial statements. The adjustment resulted in an after-tax decrease in equity of $174 for fiscal 1999.

(k) Foreign Operations. The balance sheet accounts of foreign subsidiaries are translated into U.S. dollars at year-end rates of exchange while revenue and expense accounts are translated at weighted average rates in effect during the periods. Translation of the financial statements resulted in an increase in equity of $493 in 1999 and a decrease in equity of $3,234 in 1998 and $960 in 1997. Gains and losses on foreign currency transactions are included in the consolidated statements of earnings, resulting in a gain of $251 in 1999 and a loss of $39 and $60 in 1998 and 1997, respectively.

(l) Revenue Recognition. Sales are recorded when products are shipped to customers. Commissions and royalties are recorded when earned.

(m) Research and Development. Research and development costs, charged to expenses as incurred, were $12,523 $12,028, and $10,850 in 1999, 1998 and 1997, respectively.

(n) Income Taxes. The provision for income taxes includes Federal, foreign, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. No provision for deferred income taxes is made with respect to equity adjustments from foreign currency translation or to undistributed earnings of subsidiaries which, in management's opinion, will be permanently reinvested or repatriated at a minimal tax cost to the Corporation. Foreign tax credits are recorded as a reduction of the provision for Federal income taxes in the year realized.

(o) Stock-based Plans.  Effective April 1, 1996 the Corporation adopted the disclosure requirements of Statement of Financial
Accounting Standards No 123, Accounting for Stock Based Compensation (SFAS123). As permitted under SFAS 123, the Corporation continues to apply the recognition provisions of APB25, Accounting for Stock Issued to Employees. Accordingly, compensation expense is measured as the difference between the fair value of the shares and the exercise price on the measurement date. Pro forma net income and per share amounts are presented in the Employee Stock Incentive Plans note as if the alternative fair value method of accounting provided for under SFAS123 had been applied to options granted after March 31,1995

(p) Common Share Data. Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128) requires the presentation of basic and diluted earnings per share. Comparative references to earnings per common share (EPS) and weighted average common shares outstanding have been restated to reflect the adoption of SFAS128. EPS is calculated based upon net earnings available for common shareholders after deduction for preferred dividends. The computation of basic EPS is based upon the weighted average number of common shares outstanding during the period. Diluted EPS is computed based upon the weighted average number of common shares outstanding plus the effect of all dilutive contingently issuable common shares from stock options and stock awards that were outstanding during the period.

In addition, net earnings per common share, dividend amounts declared and share market price have been restated to give retroactive effect to three-for-one stock split as of February 6, 1998 and November 15, 1996.

(q) Recent Accounting Standards. The following new accounting standards did not affect results of operations or financial position but did affect disclosures: Information required by Statement of Financial Accounting Standards No. 129, Disclosure of Information About Capital Structure (SFAS129) can be found on the Consolidated Statements of Changes in Shareholders' Equity and in notes to the Consolidated Financial Statements #4 and #8. Information required by Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131) can be found in note #6. Information required by Statement of Financial Accounting Standards No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits (SFAS132) can be found in note #4

In June, 1998, the FASB issued Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS133). This statement establishes accounting and reporting standards for derivative instruments and hedging activities and requires reporting entities to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Corporation is currently evaluating the impact of this standard which is effective beginning fiscal 2001 and is not expected to have a material effect to the financial statements.

(r) Acquisitions. In December 1998 the Corporation closed its cash tender offer whereby it acquired approximately 95% of the outstanding shares of W Canning plc. The Corporation acquired the remaining shares through a statutory compulsory procedure completed February 5,1999, thereby acquiring the international specialty chemical company. Based in Birmingham, England, the business consists principally of the manufacture, sale and technical servicing of proprietary products including surface finishing, offshore fluids, sealants and adhesives and fuel and water additives. The total purchase price of approximately $160,000, including closing costs, included inventory, fixed assets, goodwill (approximately $85,000) and other intangibles (approximately $36,000) and was accounted for as a purchase transaction. The goodwill is being amortized over 40 years while the other separately identifiable intangibles are being amortized over periods ranging between 6 and 40 years. The goodwill reflects adjustments necessary to allocate the purchase price to the fair value of the assets acquired, liabilities assumed and additional purchase liabilities recorded. The additional liabilities recorded include approximately $8,000 for reorganization and redundancy costs and $2,000 for environmental costs (explained more fully in note # 10, Contingencies). The reorganization and redundancy liability includes facility closure and severance costs relating to certain Canning facilities located in North America and Europe. At March 31,1999, the liabilities of approximately $6,000 for reorganization and redundancy and $2,000 for environmental remained on the Consolidated Balance Sheet. Consolidated operating results for fiscal 1999 include the results of the W Canning plc business from December 2,1998.

The following unaudited pro forma summary of consolidated results is presented as if the acquisition had occurred on April 1, 1997 after giving effect to certain pro forma adjustments, including recognition of additional interest expense on debt to acquire the business, amortization of goodwill and other intangibles, the effects of purchase price allocations and related tax effects.



(In thousands, except per share amounts)
(unaudited)

                                         1999          1998
                                       -----------------------
Net sales ............................. $474,980     $437,739
Net earnings .........................    36,692       31,943
Earnings per common share    .........     $1.44        $1.25

The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results which would have occurred if the acquisition had commenced at that date, nor are they indicative of future results.

In fiscal 1998 there were several minor acquisitions, the most significant were; The Board Fabrication Division of National Starch and Chemical Company and Twin Lock B.V. of the Netherlands. Collectively, all acquisitions were less than 10% of the Corporation's consolidated total assets and pretax earnings before the acquisition and they are not material to the financial position or results of operations of the Corporation. The acquired businesses primarily enhance sales to North American electronics and European printing customers and have been included in the consolidated operating results since October 1, 1997. The acquisitions are being accounted for as purchase transactions including receivables, inventory, fixed assets, goodwill (being amortized over 5-25 year periods) and other intangibles.

On May 3, 1999 a subsidiary of the Corporation acquired an additional 60% interest in Galvanevet S.P.A., an Italian specialty chemical company bringing its total investment to 90%. The Corporation intends to purchase the remaining 100% interest within the next year.

2.  INVENTORIES

The major components of inventory at March 31 were as follows:
  (In thousands)                         1999           1998
                                       ----------------------

  Finished goods                       $29,405        $27,197
  Raw materials and supplies            26,644         22,442
                                       ----------------------
                                       $56,049        $49,639
                                       ======================


3.  NOTES PAYABLE

Notes payable at March 31, 1999 consisted of $3,700 of outstanding borrowings under available lines of credit aggregating approximately $55,000. The terms of the lines of credit generally provide for interest rates at or below the prime rate on the date of borrowing domestically and, for foreign company borrowings, rates that vary with base rates in each currency. The lines of credit can be withdrawn at any time at the option of the banks. The weighted average interest rates on short-term borrowings outstanding were 3.8% and 6.2% at the end of 1999 and 1998, respectively.

4.  EMPLOYEE BENEFIT & STOCK OPTION PLANS

Pension, Postretirement & Postemployment Benefits
The Corporation has defined benefit pension, defined contribution profit sharing and employee stock ownership plans for substantially all its domestic employees. Aggregate amounts charged to earnings for these plans were $1,442, $1,684 and $1,566 in 1999, 1998 and 1997, respectively.

  Pension. The domestic pension plan provides retirement benefits based upon years of service and compensation levels. Plan assets at fair value consist primarily of listed stocks, bonds and guaranteed investment contracts, and included 393,255 shares of the Corporation's common stock having a market value of $13,346 and $11,306 at March 31, 1999 and 1998, respectively. As a result of the acquisition of W Canning plc, the Corporation now also has a retirement and death benefit plan covering employees located in Great Britain. As of April 6, 1997, this plan converted from a defined benefit to a defined contribution basis for pensionable service after that date. The obligation has been recognized for past service benefits which continue on the defined benefit basis. The Corporation's other foreign subsidiaries maintain benefit plans that are consistent with statutory practices and are not significant.

   Postretirement benefits. The Corporation sponsors a defined benefit postretirement medical and dental plan (unfunded) that covers all of its domestic full-time employees, hired prior to April 1, 1997, who retire after age 55 with at least 10 to 20 years of service (depending upon the date of hire). Employees retiring after March 31, 1998 are required to contribute toward the cost of the plan until they attain age 65. The Corporation's subsidy level is subject to a cap which increases 3% each year. Retirees will be required to contribute the plan cost in excess of the cap in addition to other required contributions.

   The projected benefit obligation for the postretirement plan at March 31, 1999 comprised 26% retirees, 3% fully eligible active participants and 71% other active participants. The annual increase in cost is 3.0% for postretirement medical benefits (no assumed rate increase for dental benefits since it is a scheduled plan) since the Corporation's contributions are at the defined cap. The medical cost trend rate assumption has no effect on the amounts reported due to the cap on contributions paid by the Corporation.

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

The following table sets forth the components of the pension and postretirement benefit plans with respect to the Consolidated Balance
Sheets for the years ended March 31:
(in thousands)
                                                                  Post
                                                                Retirement
                             Pension Benefits                    Benefits
                      ------------------------------------   ----------------
                             1999               1998          1999     1998
                             ----               ----          ----     ----
                      Domestic  Foreign  Domestic  Foreign   Domestic Domestic
                      --------  -------  --------  -------   -------- --------
Reconciliation of
Projected Benefit
Obligation:
Projected benefit
obligation at
beginning of year     $31,104   $     0   $24,375   N/A      $ 4,218  $ 4,299
Service cost
(benefits earned
during the period)      1,477       211     1,286   N/A           83       64
Interest cost on the
projected benefit
obligation              2,155       836     1,959   N/A          296      292
Liability increase
due to acquisition         94    43,942         0   N/A            0        0
Actuarial (gain)/
loss excluding
assumption change         100       987     2,180   N/A          291     (191)
Actuarial (gain)/
loss due to
assumption change       1,320         0     2,205   N/A            0        0
Benefits paid          (1,024)     (656)     (901)  N/A         (440)    (246)
Translation
difference                  0    (1,556)        0   N/A            0        0
Projected benefit     --------  --------  --------  ----     -------- --------
obligation at end
of year                35,226    43,764    31,104   N/A        4,448    4,218
                      --------  --------  --------  ----     -------- --------
Reconciliation of
Fair Value of
Plan Assets:
Fair value of plan
assets at beginning
of year                36,210         0    23,871   N/A            0        0
Actual return on Plan
assets (net of
expenses)               4,848       865    11,905   N/A            0        0
Acquisition                 0    48,061         0   N/A            0        0
Employer contribution   1,709        90     1,335   N/A          440      246
Plan participants
contribution                0        60         0   N/A            0        0
Benefits paid          (1,024)     (655)     (901)  N/A         (440)    (246)
Translation difference      0    (1,726)        0   N/A            0        0
Fair value of plan    --------  --------  --------  ----     -------- --------
assets at end of year  41,743    46,695    36,210   N/A            0        0
Funded Status         --------  --------  --------  ----     -------- --------
Funded status           6,517     2,931     5,106   N/A       (4,448)  (4,218)
Unrecognized net
actuarial (gain)/loss  (4,793)   (1,052)   (4,709)  N/A          578      286
Unamortized prior
service cost              269         0       233   N/A            0        0
Unrecognized
transition obligation
(asset)/Obligation       (458)        0      (686)  N/A            0        0
                      --------  --------  --------  ----     -------- --------
Accrued benefit cost   $1,535    $1,879    $  (56)  N/A      $(3,870) $(3,932)
                      --------  --------  --------  ----     -------- --------
Weighted Average      --------  --------  --------  ----     -------- --------
Assumptions:
Discount rate           6.75%      6.0%      7.0%   N/A        6.75%     7.0%
Rate of compensation
increase                 5.0%      6.0%      5.0%   N/A         N/A       N/A
Long-term rate of
return on assets         9.0%      8.0%      9.0%   N/A         N/A       N/A
Annual increase in
cost of medical
benefits                 N/A       N/A       N/A    N/A         3.0%     3.0%


The following table sets forth the components of the pension and postretirement benefit plans with respect to the Consolidated Statements of Earnings for the years ended March 31:
(in thousands)
                                          Pension Benefits
                      -------------------------------------------------------
                             1999               1998               1997
                             ----               ----               ----
                      Domestic  Foreign  Domestic  Foreign   Domestic Foreign
                      --------  -------  --------  -------   -------- --------
Net Periodic
Benefit Expense:
Service cost (benefits
earned during the
period)                $1,477    $  211    $1,286   N/A      $1,092     N/A
Interest cost on the
projected benefit
obligation              2,155       836     1,959   N/A       1,741     N/A
Expected return on
plan assets            (3,256)   (1,080)   (2,145)  N/A      (1,874)    N/A
Amortization of prior
service cost               58         0        50   N/A          50     N/A
Amortization of
transition obligation    (229)     (168)     (229)  N/A        (229)    N/A
Recognized actuarial
(gain)/loss               (87)       15        19   N/A          83     N/A
Net periodic           -------   -------   -------  ---      -------    ---
benefit cost           $  118    $ (186)   $  940   N/A      $  863     N/A
                       -------   -------   -------  ---      -------    ---
                       -------   -------   -------  ---      -------    ---

The following table sets forth the components of the pension and postretirement benefit plans with respect to the Consolidated Statements of
Earnings for the years ended March 31:
(in thousands)
                                    Post Retirement Benefits
                      -----------------------------------------------
                                   1999        1998         1997
                                   ----        ----         ----
                                 Domestic    Domestic     Domestic
                                 --------    --------     --------

Net Periodic Benefit Expense:
Service cost (benefits earned
during the period)                 $ 83         $ 64         $ 56
Interest cost on the projected
benefit obligation                  296          292          302
Expected return on plan assets        0            0            0
Amortization of prior service cost    0            0            0
Amortization of transition
obligation                            0            0            0
Recognized actuarial (gain)/loss      0            0            0
                                   ----         ----         ----
Net periodic benefit cost          $379         $356         $369
                                   ----         ----         ----
                                   ----         ----         ----


EMPLOYEE STOCK INCENTIVE PLANS

1992 Plan: In 1993, the Corporation adopted a non-qualified stock option plan, approved by shareholders in July 1992 (the
1992 plan), for the issuance of up to 2,700,000 shares under which certain employees have been granted options totaling 2,545,565. Options granted under the 1992 plan generally are exercisable, at a price equal to two-thirds of the market price at the grant date, during a four-year period beginning with the grant date. The options are exercisable into restricted shares of common stock which cannot be sold or transferred, except back to the Corporation at cost, during the four-year period commencing with the exercise date.

Compensation expense, which is equal to the difference between the fair market value on the date of an option grant and the exercise price of shares which may be purchased thereunder, is amortized over a six-year period. During 1999, 1998, and 1997, compensation expense relating to this plan was $317, $526 and $646, respectively.

  1995 Plan: In 1996, the Corporation adopted a non-qualified equity incentive plan, approved by the shareholders in July 1995
(the 1995 plan), for the issuance of up to 900,000 shares under which certain employees have been granted restricted shares totaling 452,947, having market prices of $4 3/4 to $31 3/8 on the dates of grant. All shares of restricted stock issued under the 1995 plan must be held and cannot be sold or transferred, except to the Corporation for a period of four years from the date of the award. During 1999, 1998 and 1997, compensation expense relating to this plan was $1,311, $1,273 and $604, respectively.

Options issued under the Corporation's stock incentive plans and outstanding at March 31, 1999 have exercise prices ranging from $1.79 to $21.81, expiring periodically through fiscal 2003, summarized in the following table as of March 31:

                                          Number       Weighted-average
                                          of Options    Exercise Price
                                          ==========   ================
Outstanding March 31, 1996               1,856,700        $ 1.97
1997 activity:
  Granted                                        0            -
  Exercised                               (529,332)       $ 1.81
  Forfeited                                      0            -
  Outstanding at March 31, 1997          1,327,368        $ 2.04
  Exercisable at March 31, 1997          1,327,368        $ 2.04

1998 activity:
  Granted                                        0             -
  Exercised                               (787,368)       $ 2.15
  Forfeited                                      0             -
  Outstanding at March 31, 1998            540,000        $ 1.89
  Exercisable at March 31, 1998            540,000        $ 1.89

1999 activity:
  Granted                                   12,065        $21.81
  Exercised                                (90,000)       $ 1.79
  Forfeited                                      0             -
  Outstanding at March 31, 1999            462,065        $ 2.42
  Exercisable at March 31, 1999            462,065        $ 2.42



The following table summarizes information about fixed stock options outstanding and exercisable at March 31, 1999:

       Exercise      Number     Weighted-Average     Weighted-Average
        Prices    Outstanding    Remaining Life        Exercise Price
    ------------- -----------   ----------------     ----------------
    $1.79 - $2.00    450,000        2.1 years              $ 1.90
       $21.81         12,065        3.1 years              $21.81
                     -------        ---------              ------
                     462,065        2.1 years              $ 2.42


Had the Corporation used the fair value-based method of accounting for its stock option plans (beginning in 1996) and charged compensation cost against income, over the six year period, based on the fair value at the date of grant consistent with FAS 123, net earnings and net earnings per common share for 1999, 1998 and 1997 would have been reduced to the following pro forma amounts:



(In thousands, except per share amounts)
                                         1999        1998       1997
                                         ====        ====       ====
    Net earnings
            As reported                  $36,283     $30,488    $22,010
            Pro forma                    $36,257     $30,439    $21,967

    Net earnings per common share
    Basic
           As reported                   $1.44       $1.22      $0.89
           Pro forma                     $1.44       $1.22      $0.89

    Diluted
           As reported                   $1.43       $1.20      $0.85
           Pro forma                     $1.43       $1.19      $0.85



The pro forma information above includes stock options granted since April 1, 1995. Effects of applying FAS 123, using the fair value-based method of accounting, is not representative of the pro forma effect on earnings in future years because it does not take into consideration pro forma compensation expense related to stock options granted prior to 1996.
     The weighted-average grant-date fair value of options, $7.12 for those granted since April 1, 1995, was determined by utilizing the Black-Scholes option-pricing model and the following key assumptions:

                                   1999        1998      1997
                                   ----        ----      ----
       Risk-free interest rate     5.15%        N/A      N/A
       Expected option life        6 years      N/A      N/A
       Expected volatility         46.3%        N/A      N/A
       Dividend yield               0.2%        N/A      N/A

5.  INCOME TAXES

   Earnings before income taxes included foreign earnings of $26,267, $22,103 and $20,312 for 1999, 1998 and 1997, respectively.
   Income tax expense attributable to income from operations for the years ended March 31 consisted of:

(In thousands)                     Current      Deferred       Total
                                   ---------------------------------
                                                  1999
                                                  ----
  U.S. Federal                     $ 7,494      $   355      $ 7,849
  State and local                    1,346          153        1,499
  Foreign                            8,750         (318)       8,432
                                   ---------------------------------
    Totals                         $17,590      $   190      $17,780
                                   =================================

                                                  1998
                                                  ----
  U.S. Federal                     $ 7,189      $ 1,070      $ 8,259
  State and local                    1,504          475        1,979
  Foreign                            6,612          459        7,071
                                   ---------------------------------
    Totals                         $15,305      $ 2,004      $17,309
                                   =================================

                                                  1997
                                                  ----
  U.S. Federal                     $ 7,738      $  (775)     $ 6,963
  State and local                    1,519         (176)       1,343
  Foreign                            5,798          767        6,565
                                   ---------------------------------
    Totals                         $15,055      $  (184)     $14,871
                                   =================================

   Income tax expense for the years ended March 31, 1999, 1998 and
1997 differed from the amounts computed by applying the U.S. Federal statutory tax rates to pretax income from operations as a result of the following:
(In thousands)                       1998          1997         1996
                                     ---------------------------------
  U.S. Federal statutory tax rate       35%          35%          35%
                                     =================================
  Taxes computed at U.S.
   statutory rate                    $18,922       $16,837     $13,551
  State income taxes, net of
   Federal  benefit                      974         1,286         873
  Foreign tax rate differential         (663)       (1,029)     (1,251)
No tax benefit for loss on
    disposition of subsidiary             -             -          438
  Other, net                          (1,453)          215       1,260
                                     ---------------------------------
    Actual income taxes              $17,780       $17,309     $14,871
                                     =================================
  Effective tax rate                   32.9%        36.0%        38.4%
                                     =================================

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at March 31 are:

(In thousands)                                       1999        1998
                                                    ------------------
Deferred tax assets:
    Accounts receivable, primarily due to
       allowance for doubtful accounts              $  550      $  660
    Inventories                                      1,321       1,241
    Accrued liabilities                                833         826
    Acquisition accrued liabilities                  3,075           -
    Employee benefits                                4,391       4,249
    Other                                            3,702       1,372
                                                    ------------------
        Total gross deferred tax assets             13,872       8,348

Deferred tax liabilities:
    Plant and equipment, primarily due to
       depreciation                                  1,936       1,870
    Other                                            4,152       2,676
                                                    ------------------
        Total gross deferred tax liabilities        $6,088      $4,546
                                                    ------------------
        Net deferred asset                          $7,784      $3,802
                                                    ==================

   The Corporation has not recognized a deferred tax liability for the undistributed earnings of foreign subsidiaries that arose in 1999 and prior years because the Corporation does not expect to repatriate those earnings in the foreseeable future. A deferred tax liability will be recognized when the Corporation expects that it will recover those earnings in a taxable transaction, such as through receipt of dividends, net of foreign tax credits, or sale of the investment. At March, 1999, the undistributed earnings of those subsidiaries were approximately $70,509. A determination of the deferred tax liability relating to the undistributed earnings of foreign subsidiaries is not practicable.
   During fiscal 1999, 1998 and 1997 the lapse of restrictions upon stock exercised under the stock option and award plans resulted in a tax benefit of $3,579, $3,621 and $444, respectively, which were recorded as increases in additional paid-in capital.

6.  SEGMENT REPORTING

The Corporation operates one business segment which is the development, manufacture and technical servicing of various types of specialty chemical processes and related equipment. These chemicals are used for a broad range of purposes including, but not limited to, finishing metals and non metallic surfaces, electro-plating metal surfaces, etching, imaging, metallization, cleaning, printing plates and offshore fluids. Worldwide operations are summarized by geographic region in the following table:


                      United    Other                 Asia
                      States   Americas   European   Pacific   Consolidated
                      -----------------------------------------------------
(In thousands)                                1999
                      -----------------------------------------------------
Net sales to
unaffiliated
 customers            $199,946  $11,543   $99,472    $71,696   $382,648
Operating profit        37,494    3,526    11,322     11,609     63,951
Identifiable assets    342,482    2,037   115,099     46,661    506,279

                                                 1998
                      -----------------------------------------------------

Net sales to
 unaffiliated
 customers            $169,552  $14,017   $57,562    $72,562   $314,058
Operating profit        30,234    4,602     9,017     11,752     55,605
Identifiable Assets    219,572    1,990    40,137     38,561    300,260

                                                 1997
                      -----------------------------------------------------
Net sales to
 unaffiliated
 customers            $158,868  $12,914   $55,969    $65,969   $293,720
Operating profit        22,840    4,519     8,482     10,870     46,711
Identifiable Assets    191,095    1,888    30,122     37,873    260,978


7.  LONG-TERM OBLIGATIONS

Long-term obligations at March 31 consisted of the following:
(In thousands)                             1999            1998
                                          -----------------------
Term loan, unsecured, variable interest
 (6.5% at March 31, 1999) due in
 quarterly installments to 2005           $187,000         $ 69,821

Acquisition facility, unsecured,
 variable interest (6.84% at
March 31, 1999) due in
 quarterly installments to 2005           $ 70,619                -

Term loan, unsecured, variable interest
 (4.5% at March 31, 1999) due in
 quarterly installments to 2006                339                -

Debenture, 3.5% interest due in
 quarterly installments to 2004                151               80

Revolving loan, unsecured, variable
 interest due in 2001
   6.19% at March 31, 1998                       -           41,500
   3.94% at March 31, 1998                       -            2,160

Installment loan, unsecured, variable
interest (6.19% at March 31, 1998)               -            2,400

Other, due in varying amounts
 to 2003                                       559              464
                                          -------------------------
Total long-term obligations                258,668          116,425
Less current portion                        27,659           12,442
                                          -------------------------
Long-term portion                         $231,009         $103,983
                                          =========================

   Minimum future principal payments on long-term obligations subsequent to March 31, 1999 are as follows:
(In thousands)
               2000                          $ 27,659
               2001                            32,612
               2002                            44,787
               2003                            59,664
               2004                            60,879
               Thereafter                      33,067
                                             --------
                   Total                     $258,668
                                             ========

The term loan and acquisition facility bear interest at a variable rate which is based on a ratio of the Corporation's debt to earnings before certain expenses and was set on March 26,1999 at 1.5% above the London interbank market rate; U.S. LIBOR which was 5.0% for the U.S. dollar term loan, and U.K. L1BOR which was 5.34% for the pound sterling acquisition facility. At March 31,1999 the effective interest rate for the U.S. dollar term loan was 6.5% and for the pound sterling acquisition facility was 6.84%. Under these loans, the most restrictive covenants provide that earnings before interest and taxes as a ratio to interest expense must be greater than 2.5 to 1; consolidated net worth must be at least $108,427 and the total debt must not exceed 400% of net worth.

There is a $75,O00 committed revolving credit line which expires in 2004 with no amounts outstanding at March 31, 1999. The Corporation can borrow in foreign currencies and U.S. dollars on this facility. Commitment fees under the revolving credit lines are variable, ranging from 37.5 to 150 basis points on the unused balance.

The Corporation has entered into interest rate swap agreements for the purpose of reducing its exposure to possible future changes in interest rates applicable to the term and revolving loans. Pursuant to the terms of the agreements, the notional amounts of pounds sterling 45,000 ($72,531) and $57,679 are reduced in accordance with applicable schedules until the expiration dates, December 31, 2001 and June 29, 2001, respectively The pound sterling swap compares a fixed rate of 5.418% to the U.K. LIBOR rate every three months as a basis for payment or receipt of the rate differential and the U.S. dollar swap compares a fixed rate of 5.63% to the U.S. LIBOR rate every three months as a basis for payment or receipt of the rate differential, as applied to the then covered notional amount for each.

8.  SHAREHOLDER'S EQUITY

The Corporation's Restated Certificate of Incorporation provides for 75 million authorized common shares.

During fiscal 1998 the Board of Directors authorized a there-for-one stock split. The shares were distributed on April l, 1998. As a result, $7,852 was first transferred from additional paid in capital with an excess of $18,325 transferred from retained earnings to the common stock account.

During fiscal 1997, there was also a three-for-one stock split, distributed on November 15,1996. As a result, $5,206 and $3,327 were transferred from additional paid in capital and retained earnings, retectivrly to the common stock account that year.

Amounts per share and number of common shares were restated to give retroactive effect to the stock splits. The stated value remained unchanged at $1.00 per share. Common shares outstanding are summarized in the following table at March 31:

                                                Shares
                                ---------------------------------------
Common Stock:                       1999           1998         1997
                                ---------------------------------------
 Balance - beginning of year      39,265,488     38,401,017   37,801,602
 Shares issued - stock options        90,000        787,368      529,332
 Shares issued - stock awards         57,671         77,103       70,083
                                ----------------------------------------
 Balance - end of year            39,413,159     39,265,488   38,401,017
                                ========================================

On July 22,1998, the Board of Directors authorized the purchase of up to 1,000,000 shares of the Corporation's common stock. On February 17,1999, the Board of Directors reduced this authorization to 250,000, to be acquired through open market purchases or privately negotiated transactions from time to time. Any future repurchases under this authorization will depend on various factors, including the market price of the shares, the Corporation's business and financial position and general economic and market conditions. Additional shares acquired pursuant to such authorization will be held in the Corporation's treasury and will be available for the Corporation to issue without further shareholder action (except as required by applicable law or the rules of any securities exchange on which the shares are then listed). Such shares may be used for various Corporate purposes, including contributions under existing or future employee benefit plans, the acquisition of other businesses and the distribution of stock dividends. Common stock repurchases of 98,234 shares in 1999, at prices ranging from $32 1/4 to $41 1/8 per share, and 330,024 shares in 1998, at prices ranging from $15 29/32 to $28 3/4 per share, were completed pursuant to board authorizations. At March 31, 1999, there was a balance of such outstanding authorizations totaling 234,120 shares.

9.  LEASE COMMITMENTS

The Corporation leases certain warehouse space, transportation, computer and other equipment. In addition, the Corporation has leased equipment at customers which are generally subject to sublease agreements. Contingent rentals are paid for warehouse space on the basis of the monthly quantities of materials stored and for transportation and other equipment on the basis of mileage or usage. Total rental expense amounted to $6,031, $6,030 and $5,710 in 1999, 1998 and 1997, respectively, of which $1,296, $1,169 and $1,159, respectively, were contingent rentals.

Minimum lease commitments under operating leases for the fiscal years subsequent to March 31, 1999 are as follows:


(In thousands)
                                      Deduct            Net
               Commitments           Sublease       Commitments
  2000         $ 5,560                $2,679           $2,881
  2001           4,124                 2,397            1,727
  2002           3,309                 1,412            1,897
  2003             968                   368              600
  2004             259                   167               92
  Thereafter       290                     -              290
               -------               -------          -------
  Total        $14,510                $7,023           $7,487
               =======               =======          =======


10.  CONTINGENCIES

(a) Environmental
The Corporation has been named as a potentially responsible party (PRP) by the Environmental Protection Agency in connection with two waste sites. There are many other companies involved at each of these sites and the Corporation's participation is minor. The
Corporation has recorded its best estimate of liabilities in connection with site clean-up based upon the extent of its involvement, the number of PRPs and estimates of the total costs of the site clean-up.
Though it is difficult to predict the final costs of site remediation, management believes that the recorded liabilities are reasonable estimates of probable liability and that future cash outlays are unlikely to be material to its consolidated financial position, results of operations or cash flows. In respect of the foregoing two sites the Corporation has reserved $200 as its estimate of liability, for the Corporation, taking the foregoing factors into consideration.

As a result of the Corporation's acquisition of W Canning plc in December
1998, the Corporation acquired two sites which are believed to require environmental remediation activities. The Corporation has available to it certain indemnifications from the previous owners of the sites. However, the Corporation has determined that the remedial costs for the sites may exceed the collectible indemnification by as much as $2,000 and, as a result, has recorded a reserve in that amount to address this contingency.


















On January 30,1997, the Corporation was served with a subpoena from a federal grand jury in Connecticut requesting certain documents. The Corporation was subsequently informed that it is a subject of the grand jury's investigation.
The subpoena requested information relating to an accidental spill from the Corporation's Huntingdon Avenue, Waterbury, Connecticut facility that occurred in November of 1994, together with other information related to operations and compliance at the Huntingdon Avenue facility. The Corporation has retained outside law firms to assist in complying with the subpoena. The Corporation is cooperating with the government's investigation. Since this matter is currently in very early stages, it is impossible to determine what the ultimate outcome will be and difficult to quantify the extent of an exposure to liability. As such, no assurance can be given that the Corporation will not be found to have liability. Accruals in this regard are determined in accordance with the provisions of Statement of Financial Accounting Standards
No. 5, Accounting for Contingencies (SFAS5) which requires an accrual to be recorded when it is both probable a liability has been incurred and the cost is reasonably estimable.

(b) Other
The Corporation is a party to a number of lawsuits and claims in addition to those discussed above arising out of the ordinary conduct of business. While the ultimate results of the proceedings against the Corporation cannot be predicted with certainty, management does not expect that resolution of these matters will have a material adverse effect upon its consolidated financial position, results of operations or cash. It is the Corporation's policy to accrue probable liabilities to the extent that such liabilities can reasonably be estimated.

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

To The Shareholders
MacDermid, Incorporated

The financial information in this report, including the audited consolidated financial statements, has been prepared by management. Preparation of consolidated financial statements and related data involves the use of judgment.
Accounting principles used in preparing consolidated financial statements are those that are generally accepted in the United States.
   To safeguard Corporate assets, it is important to have a sound but dynamic system of internal controls and procedures that balances benefits and costs. The
Corporation employs professional financial managers whose responsibilities include implementing and overseeing the financial control system, reporting on management's stewardship of assets entrusted to it by share owners and performing accurate and proper maintenance of the accounts.
   Management has long recognized its responsibility for conducting the affairs of the Corporation and its affiliates in an ethical and socially responsible manner. MacDermid, Incorporated is dedicated to the highest standards of integrity.
Integrity is not an occasional requirement, but a continuing commitment.
   KPMG LLP conducts an objective, independent review of management's fulfillment of its obligations relating to the fairness of reported operating results and financial condition. Their report for 1999 appears below this statement.
   The Audit Committee of the Board of Directors, consisting solely of Directors independent of MacDermid Incorporated, maintains an ongoing appraisal on behalf of the share owners of the effectiveness of the independent auditors and the Corporation's staff of financial and operating management with respect to the financial and internal controls.


/s/Daniel H. Leever

Daniel H. Leever
Chief Executive Officer














INDEPENDENT AUDITORS' REPORT

KPMG LLP (Logo)
Certified Public Accountants               City Place II
                                           Hartford, CT  06103-4103


The Board of Directors and Shareholders
MacDermid, Incorporated

We have audited the accompanying consolidated balance sheets of MacDermid, Incorporated and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of earnings, comprehensive income, cash flows and changes in shareholders' equity for each of the years in the three-year period ended March 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MacDermid, Incorporated and subsidiaries at March 31, 1999 and 1998 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1999 in conformity with generally accepted accounting principles.


/s/KPMG LLP


May 14, 1999

















                SELECTED QUARTERLY FINANCIAL DATA
                                (UNAUDITED)
(In thousands, except share and per share amounts)

                        SELECTED QUARTERLY RESULTS

                                         1999 by Quarters
                           ----------------------------------------------
                            June    September  December  March    Total
                           ----------------------------------------------
Net sales                  $81,070  $85,858    $96,716  $119,004 $382,648
Gross profit                40,897   41,205     48,009    59,576  189,687
Net earnings                 8,093    8,653      9,334    10,203   36,283
Earnings
  per common share           $0.32    $0.34      $0.37    $0.40     $1.43

                                         1998 by Quarters
                           ----------------------------------------------
                            June    September  December  March    Total
                           ----------------------------------------------

Net sales                  $74,720  $75,003    $83,808  $80,527  $314,058
Gross profit                39,376   39,025     41,354   42,114   161,869
Net earnings                 7,252    7,351      7,640    8,245    30,488
Earnings
  per common share           $0.29    $0.29      $0.30    $0.32     $1.20



                              MARKET RANGE TRADING RECORD
                           Fiscal 1999                    Fiscal 1998
                         ------------------             ------------------
                          High       Low                 High       Low
QUARTER                  ------------------             ------------------
June                     42 3/8      28                 15 19/32    11 19/32
September                37 3/4      23 3/8             34          15 11/32
December                 39 1/8      30 5/16            29 31/32    20 11/16
March                    41 1/4      32 3/4             37          23 21/64

Closing price March 31       33 15/16                       28 3/4

                                   DIVIDEND RECORD
                      Fiscal 1999                     Fiscal 1998
               ---------------------------     ---------------------------
               Record   Payable    Amount      Record   Payable    Amount
QUARTER         Date     Date     Declared      Date     Date     Declared
               ---------------------------     ---------------------------
June            6/15/98  7/1/98     $0.02       6/13/97   7/1/97    $0.0167
September       9/15/98 10/1/98     $0.02       9/15/97  10/1/97    $0.0167
December       12/15/98  1/4/99     $0.02      12/15/97   1/2/98    $0.0167
March           3/15/99  4/1/99     $0.02       3/16/98   4/1/98    $0.02



                           CORPORATE INFORMATION
DIRECTORS:

Daniel H. Leever, Chairman of the Board and Chief Executive Officer
R. Nelson Griebel, President and Chief Operating Officer
Harold Leever, Chairman Emeritus
Donald G. Ogilvie, Executive Vice President,
   American Bankers Association
James C. Smith, Chairman of the Board and Chief Executive
   Officer, Webster Financial Corporation
Thomas W. Smith, General Partner of Prescott Investors

CORPORATE OFFICERS:

Daniel H. Leever, Chairman of the Board and Chief Executive Officer
R. Nelson Griebel, President and Chief Operating Officer
Stephen Largan, Vice President, Finance
Gregory M. Bolingbroke, Controller
John L. Cordani, Secretary

CORPORATE HEADQUARTERS:

245 Freight Street
Waterbury, Connecticut 06702
(203) 575-5700

AUDITORS:

KPMG LLP

REGISTRAR OF STOCK AND TRANSFER AGENT:

Harris Trust Company of New York


SEC FORM 10-K:

The Annual Report and the SEC Form 10-K report are
available at the Corporation's website (www.macdermid.comm)
and also without charge by written request to:
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

MARKET & DIVIDEND INFORMATION:

The common shares of MacDermid, Incorporated are traded on the New York Stock Exchange (Symbol: MRD). Price and shares traded are listed in principal daily newspapers and are supplied by NYSE. Approximate number of Holders as of May 31, 1999 - 800. CUSIP-554273 102.

ANNUAL MEETING:

The Annual Meeting of Shareholders will be held on Wednesday, July 21, 1999 at 3:00 p.m., at Naugatuck Valley Community-Technical College, Fine Arts Center, 750 Chase Parkway, Waterbury, CT.

Shareholders please note that an employee information session will be held at the annual shareholders meeting site beginning at 1:00 p.m., just prior to the start of the shareholders meeting on Wednesday July 21, 1999. All shareholders are cordially invited to attend this information session as well.