Form 10-K/A, Exhibit 13
period 1999-03-31
MACDERMID INC
filed 1999-08-12
CIK 61138

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

     For additional information visit our World Wide Web site - www.macdermid.com.

                            FIVE YEAR SELECTED FINANCIAL DATA
(In thousands, except share and per share amounts)
OPERATING RESULTS        1999       1998       1997       1996        1995
------------------------------------------------------------------------------
Net Sales              $382,648   $314,058   $293,720    $235,891    $182,100

Income from
Continuing Operations  $ 36,283   $ 30,797   $ 23,846    $ 13,795    $ 11,142

Net Earnings Available
  For Common
  Shareholders (before
  accounting
  change) <F1>         $ 36,283   $ 30,488   $ 22,010    $ 13,195     $ 11,142
 Diluted Earnings Per
  Common Share <F1><F2>   $1.43      $1.20      $0.85       $0.50        $0.39

FINANCIAL POSITION AT YEAR END
-----------------------------------------------------------------------------
Working Capital        $ 63,248   $ 50,814   $ 46,883    $ 59,714     $ 34,711
 Current Ratio              1.5        1.6        1.7         2.0          1.7
Capital Expenditures   $  5,442   $  8,342   $  6,914    $  4,303     $  3,990
Total Assets           $506,279   $300,260   $260,978    $264,756     $123,305
Long-term Debt
 (Includes Short-
 term Portion)         $258,668   $116,425   $ 82,981    $112,254     $ 22,642
  Percent of Total
   Capitalization (excluding
   preferred stock)        64.6       52.5       50.9        63.0         29.7

Redeemable Preferred Stock  --        --       32,436      30,600          --

OTHER DATA
------------------------------------------------------------------------------
Return On Sales
  (%)<F1>                   9.5        9.7        7.5         5.6          6.1
 Return On Average
  Equity (%)<F1>           29.3       32.9       30.2        22.1         18.3













Cash provided by
Operations             $ 53,540   $ 35,335   $ 37,437   $  17,493     $ 19,854

Cash provided by
(used in) investing
activities            $(171,016)  $(32,807)  $ (5,406)  $(107,773)    $(9,740)

Cash provided by
(used in) financing
activities             $129,851   $ (5,000)  $(33,969)  $  91,568     $(9,322)

EBITA<F3>              $ 80,157   $ 66,451   $ 55,579   $  38,758     $ 26,516

SHARE DATA
------------------------------------------------------------------------------
Common
Shareholders' Equity   $142,039   $105,545   $ 80,058    $ 65,817     $ 53,654
Book Value
  Per Common Share <F2>   $5.65      $4.21      $3.26       $2.62        $2.17
Cash Dividends Per
 Common Share <F2>        $0.08      $0.07    $0.0667     $0.0667      $0.0667

Common Shares
 Outstanding <F2>
 Diluted
 Average During Year   25,427,288 25,483,844 25,912,677  26,383,844 28,372,599
 Outstanding
 At Year-End           25,145,343 25,095,906 24,561,459  25,148,079 24,682,797
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

ACQUISITIONS

During fiscal 1999 the Corporation closed a cash tender offer whereby it acquired approximately 95% of the outstanding shares of W Canning plc. The Corporation acquired the remaining shares through a statutory compulsory procedure completed February 5,1999. This business significantly enhances the Corporation's industrial products presence worldwide and includes new product offerings for offshore fluids, sealants and adhesives and fuel and water additives businesses primarily in North America and Europe. The total purchase price of approximately $160,000, including closing costs, was accounted for as a purchase transaction and included inventory, fixed assets, goodwill and other intangibles. The goodwill (approximately $85,000) is being amortized over 40 years while the other identifiable intangibles
(approximately $36,000) are being amortized over periods ranging between 6 and 40 years. Additional purchase liabilities were recorded for planned eliminations of duplicate staffing and facilities which are anticipated to be largely completed within six months of this balance sheet date. If the amounts realized are either greater or lesser than the estimated balances provided it will result in an appropriate reduction or increase to goodwill. The additional liabilities recorded, approximately $8,275, include $2,000 for environmental costs (explained more fully elsewhere in this report, see "environmental activities"), $4,200 for facility reorganization and $2,075 for employee redundancy costs. The facility closures will occur in Germany (1 site), the United Kingdom (2 sites) and the United States (5 sites) where duplicate manufacturing, warehouse and administrative efforts exist. Provision has been made for leases and taxes of approximately $2,800, asset disposals of $800 and estimated expenses of $600 for disposition of properties. The Corporation has established a provision for severance costs for approximately 112 employees, who range from entry level staff to senior management, primarily at the locations above. The acquisition was financed through bank borrowings from NationsBank N.A., a subsidiary of BankAmerica Corporation, as administrative agent and a lender under the combined US Dollar and Pound Sterling six-year term loans and revolving loan agreement. Consolidated operating results for fiscal 1999 include the results of the W Canning plc business from December 2,1998.

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

On May 3, 1999 a subsidiary of the Corporation increased its interest in Galvanevet S.P.A., an Italian specialty chemical company, by an additional 60%, to a total 90% investment. This transaction included: (a) a $7,936 cash payment and (b) $7,500 that is deferred for a year. The Corporation intends to purchase the remaining 10% interest within the next year with a final payment of $2,659 bringing the total purchase price to $25,370.

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

The Corporation has been named as a potentially responsible party (PRP) by the Environmental Protection Agency in connection with two waste sites. There are many other companies involved at each of these sites and the Corporation's participation is minor. The Corporation has reserved $200 as its best estimate of liabilities in connection with site clean-up based upon the extent of its involvement, the number of PRPs and estimates of the total costs of the site clean-up that reflect the results of phase I and II environmental investigations and remediation estimates produced by remediation contractors. Though it is difficult to predict the final costs of site remediation, management believes that the recorded liabilities are reasonable estimates of probable liability and that future cash outlays are unlikely to be material to financial condition, results of operations or cash flows.

As a result of the December 1998 acquisition of W Canning plc, the Corporation has acquired two sites which are believed to require environmental remediation activities. The Corporation has available to it certain indemnifications from the previous owners of the sites, including a set-off against the final installment of the purchase price owed by Canning. However, the Corporation's best estimate of the remedial costs for the sites, based upon phase I and phase II environmental investigations and remediation estimates produced by remediation contractors, indicates that the Corporation's gross liability may exceed the collectible indemnification by approximately $2,000. As a result, the Corporation has recorded a reserve in that amount. The liabilities pertaining to the Canning sites are expected to be incurred within the next three years, and the Corporation expects to recognize contemporaneously its recovery from its indemnification sources.

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

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
 (In thousands)
                                            Year Ended March 31
                                    ------------------------------------
                                      1999          1998         1997
                                    ------------------------------------
Net earnings available for
 common shareholders                 $36,283       $30,488      $22,010
Other comprehensive income:
 Cumulative foreign currency
  translation                            493        (3,234)        (960)
 Available-for-sale securities
   unrealized loss-net of taxes         (174)            -            -
                                    ------------------------------------
Comprehensive income                 $36,602       $27,254      $21,050



                     CONSOLIDATED BALANCE SHEETS

ASSETS

(In thousands, except share and per                        March 31
share amounts)                                     ---------------------
                                                     1999         1998
                                                   ---------------------
Current assets:
    Cash and equivalents                           $ 15,486     $  3,549
    Available-for-sale-securities                       968        4,729
    Accounts receivable, less allowance for
     doubtful receivables of $6,411 and $3,598      108,619       72,675
    Inventories (note 2)                             56,049       49,639
    Prepaid expenses                                  3,182        2,255
    Deferred income taxes (note 5)                    5,070        3,970
                                                   ---------------------
                                                    189,374      136,817
        Total current assets                       ---------------------

Property, plant and equipment, at cost:
    Land and improvements                             6,623        3,798
    Buildings and improvements                       38,373       33,655
    Machinery, equipment and fixtures                64,209       50,340
                                                   ---------------------
                                                    109,205       87,793
    Less accumulated depreciation and amortization   49,966       44,847
                                                   ---------------------
    Net property, plant and equipment                59,239       42,946
                                                   ---------------------
Goodwill, net of accumulated amortization of
    $14,604 and $9,495                              168,991       87,856
Patents, trademarks and other intangibles, net of
    accumulated amortization of $6,021 and $3,999    53,849       15,692
Deferred income taxes (note 5)                        3,295          177
Other assets, net                                    31,531       16,772
                                                   ---------------------
                                                   $506,279     $300,260
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

(r) Acquisitions. In December 1998 the Corporation closed its cash tender offer whereby it acquired approximately 95% of the outstanding shares of W Canning plc. The Corporation acquired the remaining shares through a statutory compulsory procedure completed February 5,1999, thereby acquiring the international specialty chemical company. Based in Birmingham, England, the business consists principally of the manufacture, sale and technical servicing of proprietary products including surface finishing, offshore fluids, sealants and adhesives and fuel and water additives. The total purchase price of approximately $160,000, including closing costs, included inventory, fixed assets, goodwill (approximately $85,000) and other intangibles (approximately $36,000) and was accounted for as a purchase transaction. The goodwill is being amortized over 40 years while the other separately identifiable intangibles are being amortized over periods ranging between 6 and 40 years. The goodwill reflects adjustments necessary to allocate the purchase price to the fair value of the assets acquired, liabilities assumed and additional purchase liabilities recorded. Additional purchase liabilities were recorded for planned eliminations of duplicate staffing and facilities which are anticipated to be largely completed within six months of this balance sheet date. If the amounts realized are either greater or lesser than the estimated balances provided it will result in an appropriate reduction or increase to goodwill. The additional liabilities recorded, approximately $8,275, include $2,000 for environmental costs (explained more fully elsewhere in this report, see "environmental activities"), $4,200 for facility reorganization and $2,075 for employee redundancy costs. The facility closures will occur in Germany (1 site), the United Kingdom (2 sites) and the United States (5 sites) where duplicate manufacturing, warehouse and administrative efforts exist. Provision has been made for leases and taxes of approximately $2,800, asset disposals of $800 and estimated expenses of $600 for disposition of properties. The Corporation has established a provision for severance costs for approximately 112 employees, who range from entry level staff to senior management, primarily at the locations above.

At March 31,1999, the liabilities of approximately $6,000 for reorganization and redundancy and $2,000 for environmental remained on the Consolidated Balance Sheet. Consolidated operating results for fiscal 1999 include the results of the W Canning plc business from December 2,1998.

The following table shows the detail of the acquisition reserves balance included in other accrued liabilities on the Consolidated Balance Sheets.

(In thousands)

                                       Initial                  Balance
           Nature                      Amount        Paid       3/31/99
           ------                      --------------------------------
Facilities:
US (5 sites)                           $3,550       $     0     $3,550
Overseas (3 sites)                        650             0        650

Redundancies
US (75 individuals)                       725            25        700
Overseas (37 individuals)               1,350             0      1,350

Environmental                           2,000             0      2,000
                                       ------       -------     ------
  Total                                $8,275       $    25     $8,250

The following unaudited pro forma summary of consolidated results is presented as if the acquisition had occurred on April 1, 1997 after giving effect to certain pro forma adjustments, including recognition of additional interest expense on debt to acquire the business, amortization of goodwill and other intangibles, the effects of purchase price allocations and related tax effects.

(In thousands, except per share amounts)
(unaudited)

                                         1999          1998
                                       -----------------------
Net sales                               $474,980     $437,739
Net earnings                              36,692       31,943
Earnings per common share                  $1.44        $1.25

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

On May 3, 1999 a subsidiary of the Corporation increased its interest in Galvanevet S.P.A., an Italian specialty chemical company, by an additional 60%, to a total 90% investment. This transaction included: (a) a $7,936 cash payment and (b) $7,500 that is deferred for a year. The Corporation intends to purchase the remaining 10% interest within the next year with a final payment of $2,659 bringing the total purchase price to $25,370.


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
               =======               =======          =======

10.  CONTINGENCIES

(a) Environmental
The Corporation has been named as a potentially responsible party (PRP) by the Environmental Protection Agency in connection with two waste sites. There are many other companies involved at each of these sites and the Corporation's participation is minor. The Corporation has recorded its best estimate of liabilities in connection with site clean-up based upon the extent of its involvement, the number of PRPs and estimates of the total costs of the site clean-up that reflect the results of phase I and II environmental investigations and remediation estimates produced by remediation contractors.
Though it is difficult to predict the final costs of site remediation, management believes that the recorded liabilities are reasonable estimates of probable liability and that future cash outlays are unlikely to be material to its consolidated financial position, results of operations or cash flows. In respect of the foregoing two sites the Corporation has reserved $200 as its estimate of liability, for the Corporation, taking the foregoing factors into consideration.

The Corporation has established an environmental remediation reserve with respect to its December 1998 acquisition of W. Canning, plc. A substantial majority of that reserve is attributable to two U.S. sites of a W. Canning, plc. U.S. subsidiary that are believed to require environmental remediation activities. The reserves established by the Corporation were based upon phase
I and phase II environmental investigations of those sites and remediation estimates produced by remediation contractors, which estimates indicated that the reasonable range of the Corporation's gross liability is $2,000 to $11,500.
Based upon the Corporation's experience and the facts known to it, as of the date of this filing the Corporation expects that its gross liability for those two Canning sites will not exceed $4,500. The Corporation believes that its Canning subsidiary clearly is entitled under Canning's acquisition agreement relating those sites to withhold a deferred purchase price payment of approximately $2,300, which will be applied to reduce its net liability for those sites. To the extent the Corporation's liabilities exceed $2,300 it may be entitled to additional indemnification payments from the previous two largest shareholders of the prior owner of the two sites. Such recovery is substantially uncertain, however, and would likely involve significant litigation expense. As a result, the Corporation has recorded a net liability of $2,000. The foregoing estimates of potential gross and net liabilities and recoveries have not been discounted to reflect the time value of money. The Corporation expects that the liabilities pertaining to the two
Canning sites will be incurred within the next three years; the Corporation will recognize the recovery from the purchase price adjustment contemporaneously with its payment of the underlying expense.

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