Form 10-K, Exhibit 13
period 2000-03-31
MACDERMID INC
filed 2000-06-26
CIK 61138

MACDERMID  CORPORATE  PHILOSOPHY

OUR  BUSINESS
     MacDermid Incorporated is in the international business of researching, developing, acquiring, manufacturing, marketing, and servicing, for optimum profit to us and our customers, specialty chemicals and systems for the chemical treatment, surface preparation and finishing of metals, plastics and other materials in accordance with accepted ecological and social considerations. OUR CUSTOMERS
     We will create an industry image that automatically causes people in the industries we serve to think first of MacDermid.
     We will justify their action by first thinking of the customers' needs --- what's right for them makes it right for MacDermid --- by supplying a total system including processes, know-how and services that assist in meeting all their needs.
OUR  PEOPLE
     We continue to believe in the supreme worth of the individual and the dignity of his or her work for the benefit of all. We will provide the opportunity for our people to fulfill satisfactorily their own personal objectives and ambitions and reward them in proportion to their contribution toward achieving the Corporate objectives.
     We will continue to be a place of opportunity where people "have the guts to fail." We will encourage the entrepreneurs and innovators. We will continually challenge the goals, objectives, organization and all the operating and procedural aspects of our business and modify them when needed.
     Our progress and your progress, our Company's long-term advantage and your long-term advantage, lie in our human resources. Other advantages that come about from technological improvements, the opening of new markets, lower costs, etc., all prove to be relatively short run. So, basically, it is the initiative, the will and the motivation that people bring to their work on which we rely for our survival and growth.
     We will continue to try to attract new people who have creative and probing minds; people who will at times be disturbing -- questioning policy and procedures. If we are wise, we will welcome it, resolve it, put it to work or forget it.
     We will continue to expand with the best possible talent available and continue to train them, and ourselves, so that we each increase our ability to contribute to the Company's progress.
     We will each strive to exemplify the MacDermid Spirit of teamwork and cooperation throughout the organization which has been instrumental to our past and present growth as a corporation.
WHAT  WE  CAN  EXPECT  FROM  YOU
     First and foremost, we expect of you a fundamental honesty --- honesty with yourself, with your Company and with all those with whom you interact, whether they be associates within our organization, our customers or society in general. Character and strength have always been born of honesty and a willingness to face up to the truth of each situation as it arises.
     Second, we expect and insist on hard work. An easy life, marked by the absence of difficulty, builds neither character nor happiness. We believe that self-realization of the individual is founded on accomplishment, which implies a willingness to make the sacrifices necessary to get the job done the way it should be done.
     Third, we expect you to accept responsibility. Every assignment you will have carries with it a responsibility for accomplishment. Commit yourself to achievement which you consider beyond the scope of your talents and then program your effort to translate it into a reality.
     Fourth, we expect of you a loyalty --- loyalty to yourself, your family, your associates, your organization and our customers. We have always worked together as an organization and your own personal achievements will be measured in terms of the contribution you make to our joint effort.
     Fifth, we expect you to demonstrate good judgment. Judgment is essentially an ability to appraise facts. Factual knowledge must come before good judgment. This means you must continually educate yourself on our Company, our products and our industry. In this way, you will have the material on which a sound appraisal of good judgment is based.
     This is what we expect of you, and being in an extremely competitive environment, we have a real urgency in this expectancy.
WHAT  YOU  CAN  EXPECT  FROM  US
     One, you can expect from us the fairest treatment of which we are capable --- fair in respect to matters of compensation, fair in respect to working conditions and fair in respect to personnel policies.
     Two, you can expect from us, as a Company, complete honesty in whatever we do. Your assignments will never compromise the principles of honesty and common decency which we also expect you, as an individual, to uphold.
     Three, you can expect that we will provide assignments which will represent challenges to you --- assignments which will enable you to grow toward your professional and personal objectives.
     Four, you can expect that we will offer opportunities for advancement. Our desire is to grow from within.
     Five, you can expect that we will be a demanding organization --- demanding of your time, your talents and the best which you as an individual have to offer. In this way our company will grow and you will grow with it.
     Perhaps all this can best be summarized in these words from an unknown author:
"Create mental pictures of your goals, then work to make those pictures become realities.
Exercise your God-given power to choose your own direction and influence your own destiny and try to decide wisely and well.
Have the daring to open doors to new experiences and to step boldly forth to explore strange horizons.
Be  unafraid  of  new  ideas,  new  theories  and  new  philosophies.
Have the curiosity to experimentto test and try new ways of living and thinking.
Recognize that the only ceiling life has is the one you give it and come to realize that you are surrounded by infinite possibilities for growth and achievement.
Keep your heart young and your expectations high and never allow your dreams to die".

MACDERMID  SHAREHOLDER  PRINCIPLES

1.OUR VISION IS TO BUILD ONE OF THE WORLD 'S GREATEST INDUSTRIAL COMPANIES We believe that the excitement inherent in the culture of ultra high performance will differentiate us from our competitors, who, while fine companies in their own right, simply will find it impossible to keep up with the fighting Clan MacDermid.
2.OUR  FORM  IS  CORPORATE,  OUR  ATTITUDE  IS  PARTNERSHIP
Unlike many public companies, our employees and Directors own close to 33% of the shares, so, we obviously think as owners. We hope that you consider your investment in MacDermid as being a part owner of a business, much as you would if you owned a small business in partnership with your close friend or family. You would not be concerned about the evaluation of that small business weekly or monthly. Many employees, including your CEO, have the vast majority of our net worth in MacDermid stock. We intend to be very long term holders, thinking in generational terms. We desire to partner with like-minded individuals and institutions. We will not respond to short term pressures from the market. 3.WE FOCUS TO BUILD INTRINSIC VALUE,PER SHARE
We define intrinsic value as the present value of free cash flow, measured per share. Cash flow will be invested in growth opportunities. We will build in significant margin for error in investment assumptions. We have no interest in top line growth for growth's sake. Per share cash flow is what counts. Our goal is to increase per share intrinsic value by 25% per year. We believe in setting stretch targets even though sometimes we may fall short of our goals. 4.PERSONAL AND CORPORATE RESPONSIBILITY
MacDermid will demonstrate the highest standards of personal and corporate ethics and responsibility, with special emphasis on our environment. We take seriously our leadership commitment to the communities in which we do business. 5.CARE OF OUR PEOPLE IS A TOP PRIORITY
We know to build one of the world's greatest industrial companies requires an unusual partnership with the people charged with making the vision a reality. We are guided by the MacDermid philosophy, including our clear statement of commitment to our people, and our expectations of their commitment to MacDermid. We maintain policies that encourage long, productive service. We avoid short term policies like layoffs and restructuring simply to make the current quarter or year numbers. That's not to say that we will not have reductions in staffing based on performance, or if we feel the long term health of the business requires us to do so. But even then we will do so with great reluctance. Our people are our most important asset. We treat them as such by investing heavily in training and education and management development.
6.LONG  TERM  INVESTMENT  HORIZON
We will aggressively fund sound internal growth opportunities mostly in research and market development regardless of short term impact. We will fund these opportunities when the time is right, not necessarily when it is convenient. Our internal investment opportunities normally offer an exceptional return, but often require multi-year horizons. We will avoid the stop-start method of investing, which is typical of a short term mentality.
7.LOW  COST  OPERATING  STRUCTURE
We know that our ability to invest aggressively requires us to have a cost structure lower than our competitors. Investing AND lowering our current costs constantly is a core principle of our company.
8.HIGH  OPERATING  MARGINS
Growth opportunities will be passed through a margin filter prior to investment. 9.LOW CAPITAL EXPENDITURES
We invest shareholder funds in high return assets after a healthy margin for error. Bricks and mortar have no attraction if they will not produce a high return.
10.CAPITAL  STRUCTURE
Cost of capital is an important consideration. Our ability to generate relatively high amounts of cash allows us to carry significant debt while still maintaining a healthy margin for error. We will issue common stock only when we receive at least as much in intrinsic value as we give.
11.DIVIDENDS
Our current dividend is a result of history. Increasing our dividend is not a high priority. We believe we can better serve shareholders by using internally generated funds to grow the business or purchase shares.
12.ACCOUNTING
We will be candid in our reporting to you. We will tell you the business facts that we would want to know if the positions were reversed, while safeguarding information which would aid our competitors.
13.REPORTING
We will be communicating with you in several ways. Through our annual report, we will try to give all shareholders as much value - defining information as possible. At our annual meeting we will spend as much time as necessary to provide information and answer questions. The forum section of our web site, macdermid.com, provides shareholders the opportunity to submit questions directly to the CEO. We will answer questions honestly and as promptly as practicable. In all of our communications, we try to make sure that no shareholder gets an edge. Our goal is to have all of our shareholders updated at the same time.
14.FAIR  VALUE
To the extent possible, we would like each MacDermid shareholder to record a gain or loss in market value that is proportional to the gain or loss in per-share intrinsic value. Obviously we cannot control MacDermid's share price but by our policies and communications, over time we believe, are likely to attract long term investors who seek to profit strictly from the progress of the Company.

MESSAGE  TO  SHAREHOLDERS

DEAR  SHAREHOLDERS,
Fiscal year 2000, our ninth consecutive year of record per share earnings, was truly a remarkable year. With revenue of almost $800 million and world-leading market share in each of our three main product lines, Electronic Chemicals, Metal Finishing Chemicals, and Graphic Arts Specialty Materials, we now have a much more balanced platform. This strategy was begun some five years ago with the acquisition of the Hercules Electronics and Graphic Arts business. It was completed with the W. Canning acquisition in late FY '99, and Polyfibron Technologies (PTI) in late FY '00.
     You will find that the numbers from prior years in this report have been restated. This is required to reflect the pooling of interests accounting treatment for the PTI acquisition. In the chart immediately following this message you will find the numbers broken down with and without Polyfibron. In addition, we have shown a pro forma cost of stock options. This is the way I view the results internally.
     In fiscal year 2000 revenues were $756 million, reflecting pooling (revenues not including PTI were $502 million). Last year we reported $382 million (restated to $610 million to reflect pooling). Earnings per share, prior to the one time acquisition charges, were $1.70 and were $1.40 after these charges. This is clearly not up to our standards. The lower than expected earnings resulted from investments in the future and management miscues. INVESTMENTS IN THE FUTURE:
     We firmly believe that the long-term interests of our customers, employees, and shareholders are best served by investing in the future when the time is right, not when it happens to be convenient. This can have the effect of producing uneven results. This year provided a good example. We decided to accelerate investment spending in our Via Tek operation, an important technology to produce double-sided printed circuit boards. This lowered fourth quarter earnings. We experienced significantly higher costs as the main beta site in the U.S. ramped up to production. We believe our patience will be rewarded. We are now able to demonstrate what we believe to be the most automated, highly efficient double-sided printed circuit factory in the world. Much of the automation has never been done before. Thus, understandably, we experienced delays and start up problems, but through the efforts of many, most particularly our dedicated Via Tek team, that is all behind us.
     There were other conscious decisions that hurt short-term profitability this year. In Graphic Arts, as we combined the new Polyfibron team with our existing liquid imaging unit, we offered positions to virtually every person in both organizations. Our focus was on growth rather than short-term cost reduction.
MANAGEMENT  MISCUES:
     For a company that takes great pride in execution, FY '00 was not our finest hour. Our execution in the U.S. portion of the Canning acquisition was terrible, resulting in far higher costs as we jumped through hoops to provide the service levels our customers are accustomed to and deserve. These supply chain related problems are now behind us.
     I believe we should have reacted faster to a tough business environment in North America. We took too long to reduce costs. At the end of the year, we took the necessary steps, the benefit of which will not show until the second quarter of FY '01.
WHAT  WENT  RIGHT:
     Europe and Asia went right. The majority of the Canning operation is in Europe where we executed superbly. Because of Europe, Asia, and the outstanding year in Offshore Fluids, the Canning acquisition was accretive as planned.
     Our European and Asian Electronic Chemicals team turned in an excellent performance. They found ways to meet our expectations even though they faced the same difficult environment as North America. It can be done, and we are learning from their success.
     Government delays in the closing of the PTI acquisition caused a year of uncertainty for our Graphic Arts team and yet, not one customer was lost during this period. This is a real testimony to their professionalism. We now have in place a fully integrated team focused on exploiting the exciting growth opportunities in Graphic Arts.
STRUCTURE:
     The responsibility for our miscues falls squarely at the feet of your CEO. We are a much larger company than we were just a short time ago. We want to continue that growth. I felt to do so, more responsibility needed to be delegated. That was the right thing to do, but the structure was not organized adequately to pick up where I left off. Oz Griebel, our President, and I believe we now have correct approach.
     We have long admired our management team in Europe and Asia. The old adage that management job satisfaction (and performance) is directly proportional to the distance from headquarters rings truer as time goes by. To replicate their success, we formed the Advanced Surface Finishing Group in North America, which comprises the former Industrial Product and Printed Circuit organizations, and the supply chain. In R&D, we have all the worldwide staff unified under one structure where we can share resources, which we believe will provide the maximum innovation.
NEW  ASSIGNMENTS  FOR  SENIOR  MANAGEMENT:
     Advanced Surface Finishing management will be split between two long-term experienced executives. Pete Kukanskis, who has successfully run Asia and Printed Circuit Central R&D, will also assume responsibility for global Advanced Surface Finishing R&D and product management. Michael Siegmund, who led the successful Advanced Surface Finishing Europe, will now have responsibilities for the North American group as well. Dave Beckerman who was the CEO of PTI will now be responsible for Graphic Arts worldwide. Ray Pickens will have global responsibilities for Offshore Fluids.
STRATEGY:
Our strategy is to increase our technological understanding of clearly defined markets. We want to add value to our customers' processes with R&D and with superior technical service. This is the moat around the MacDermid business that, when well executed, provides excellent returns for our shareholders. STRATEGIC REVIEW OF MAJOR BUSINESSES:
ADVANCED  SURFACE  FINISHES:
----------------------------
-  ELECTRONIC  CHEMICALS  (Printed  Circuit  Technologies):
     Electronic Chemicals is a highly attractive market. Its high growth and fast moving technology provides excellent opportunities for innovation. Until recently we were the only full line supplier to printed circuit manufacturers. The breadth of our product line and the technologies involved gave us an edge in product development. Recent consolidation of our competitors creates a new competitive dynamic. Our printed circuit electronics team has responded with rapid and important technological breakthroughs. We have introduced three important differentiated products that are gaining market share. The most important is Via Tek, where we are experimenting with a more vertical approach to the double-sided portion of the PC market by co-investing with our customers. I believe, longer-term, our innovation will continue to make this a very attractive market.
-  INDUSTRIAL  PRODUCTS  (Metal  Finishing):
     As a result of four acquisitions in Europe, with revenues over $200 million, we have the leading position in the world in industrial metal finishing. This is the culmination of a strategy begun in 1990 when our revenues in this product line were approximately $30 million. We believe our scale gives us competitive advantage, especially when it comes to our ability to invest significantly more in R&D than our competitors.
GRAPHIC  ARTS:
     As a result of the PTI acquisition we have gained critical mass in Graphic Arts. We have a strong team of technical and management talent needed to take advantage of many niche opportunities. This year we introduced a revolutionary printing blanket for offset printing called Prism. It promises to materially improve image reproduction, which we believe is a real breakthrough. In Flexographic printing, we introduced a new water wash plate that offers speed and environmental advantages, a series of higher resolution solid plates, a new plate for selective post print applications, and a series of plates for metal decorating. We think these constitute the most important series of new products ever introduced in this market in such a short period.
THE  FUTURE:
     We think our long-term prospects are excellent. Our mission remains, "to create one of the worlds greatest industrial companies." Our confidence is based on the sustained performance of Advanced Surface Finishing in Europe and Asia, the new structure and improvements in the supply chain in Advanced Surface Finishing - North America, the exciting opportunities in Graphic Arts, and Via Tek. Even more importantly, our confidence rests in the Clan MacDermid who share a fervent determination to deliver superior value to our customers every day.
     Three years ago when our earnings per share were $.85 ($.83, as restated for pooling accounting) we established a goal of $2.74 in FY '02. We stumbled this year. To get back on track we would have to make $2.15 in FY '01. It looks difficult, but we aim to get close to our goal over the next two years. Our long-term target is 25% compounded earnings per share growth. Only a handful of companies have produced a 25% long-term growth rate. Can we do it? We'll see. Rest assured, we remain positive and aggressive in our pursuit of a worthy target rather than compromising on one that might be more easily reached. I wouldn't bet against us.
     I know I speak for all shareholders in thanking the men and women of the Clan MacDermid for their effort in this tough year, and look forward to sharing the future success with each of you.

/s/  Daniel  H.  Leever
Daniel  H.  Leever
Chairman  of  the  Board  and  Chief  Executive  Officer



MESSAGE  TO  SHAREHOLDERS

SUMMARY  OF  SELECTED  FINANCIAL  DATA  AS  VIEWED  BY  MANAGEMENT
(In  thousands,  except  per  share  amounts)


OPERATING RESULTS                   2000      1999      1998
--------------------------------  --------  --------  ---------
NET SALES
   MacDermid                      $502,610  $382,648  $314,058
   Polyfibron                      253,436   227,956   214,509
                                  --------  --------  ---------
      Combined                    $756,046  $610,604  $528,567
GROSS PROFIT
   MacDermid                      $248,093  $189,687  $161,869
   Polyfibron                      108,809   103,249    96,092
                                  --------  --------  ---------
      Combined                    $356,902  $292,936  $257,961
OPERATING PROFIT (1)
   MacDermid                      $ 74,478  $ 63,951  $ 55,605
   Polyfibron                       34,552    42,467    26,680
                                  --------  --------  ---------
      Combined                    $109,030  $106,418  $ 82,285
NET EARNINGS AVAILABLE TO
COMMON SHAREHOLDERS (1)
   MacDermid                      $ 37,189  $ 36,283  $ 30,488
   Polyfibron                       17,855    19,343      (730)
                                  --------  --------  ---------
      Combined                    $ 55,044  $ 55,626  $ 29,758
DILUTED EARNINGS PER COMMON
SHARE (1)
   MacDermid                      $   1.45  $   1.43  $   1.20
   Polyfibron                         0.25      0.29     (0.28)
                                  --------  --------  ---------
      Combined                    $   1.70  $   1.72  $   0.92
FINANCIAL POSITION AT
YEAR END
CAPITAL EXPENDITURES
   MacDermid                      $ 12,949  $  5,442  $  8,342
   Polyfibron                       11,090    14,594     5,816
                                  --------  --------  ---------
      Combined                    $ 24,039  $ 20,036  $ 14,158
LONG-TERM DEBT (INCLUDES
SHORT-TERM PORTION)
   MacDermid                      $253,933  $258,668  $116,425
   Polyfibron                      152,764   147,713   147,142
                                  --------  --------  ---------
      Combined                    $406,697  $406,381  $263,567
PERCENT OF TOTAL CAPITALIZATION
   MacDermid                          57.7      64.6      52.5
   Polyfibron                         85.0      92.3     105.9
      Combined                        65.6      71.3      71.3
OTHER DATA
EBITDA (1)
   MacDermid                      $ 97,231  $ 80,157  $ 66,450
   Polyfibron                       54,939    55,801    37,986
                                  --------  --------  ---------
      Combined                    $152,170  $135,958  $104,436

PRO FORMA COST OF STOCK
OPTIONS (2)                       $  2,018  $  2,019  $     78

NET EARNINGS (1) HAD PRO FORMA
COST OF STOCK OPTION BEEN
EXPENSED (2)
                                  $ 53,752  $ 54,334  $ 29,709

DILUTED EARNINGS PER COMON
SHARE (1) HAD PRO FORMA COST OF
STOCK OPTIONS BEEN EXPENSED (2)
                                  $   1.66  $   1.68  $   0.92



(1)  Excluding  one-time  merger  related  charges  in  2000.
(2) Pro forma cost stock options as presented above is different from those in the financial statements, arising from those granted to the Chairman of the Board and
Chief Executive Officer. The options were a three-year grant and therefore, the pro forma cost, as viewed by management, is spread over the three years covered by this grant.








(Three vertical bar graphs are provided here, net sales, earnings per share, and return on equity. Each graph depicts one facet of results of operations for the fiscal years 1996 through 2000.)

                                  GRAPH VALUES
(Net sales in $U.S. millions, earnings per share diluted, in $U.S., return on equity percentage)


                      '96      '97      '98      '99      '00
NET SALES           $383.3   $440.3   $528.6   $610.6   $ 756.0
EARNINGS PER SHARE  $ 0.36   $ 0.83   $ 0.92   $ 1.72   $1.70(1)
RETURN ON EQUITY      17.4%    31.4%    30.6%    41.3%     29.2%




MACDERMID,  INCORPORATED:  PROFILE  OF  AN  INDUSTRIAL  LEADER

Founded in 1922 and headquartered in Waterbury, Connecticut, MacDermid, Incorporated (NYSE:MRD) is a leading worldwide manufacturer of specialty chemical processes for the metal and plastic finishing, electronics and graphic arts industries with operating facilities in over 20 countries. The Corporation employs over 3,200 worldwide, many of whom are shareholders. Our vision is to build one of the world's greatest industrial companies.

THE  OFFICIAL  RETIREMENT  OF  MY  MENTOR:
Tom Smith, our lead Director and my mentor for many years, is not standing for re-election to our Board of Directors. Tom has told us that at 72 years "young", he believes he has earned the right to have a calendar free of fixed commitments. He has assured me he will continue my mentorship unabridged. Whereas we will miss him in our Board meetings, it is a tremendous comfort to know that I have continued access to his insight and advice. Tom has uncommon wisdom. He taught me that wisdom comes from experience not wasted, thinking deeply about alternatives and results, good and bad. Tom and I are as close as two can be. We all owe him a great deal for his effort on our behalf, which was far beyond any economic interest. I hope you will join us in celebrating Tom's retirement at our annual meeting.

Daniel  H.  Leever
Chairman  of  the  Board  and  Chief  Executive  Officer


MANAGEMENT'S  DISCUSSION  &  ANALYSIS  OF  FINANCIAL  CONDITION
&  RESULTS  OF  OPERATIONS

(In  thousands,  except  share  and  per  share  amounts)

CONSOLIDATED  OVERVIEW
IN FISCAL 2000 MACDERMID, INCORPORATED ("THE CORPORATION") RESHAPED ITS BUSINESS PORTFOLIO. PREVIOUSLY, THE CORPORATION OPERATED WITHIN A SINGLE BUSINESS SEGMENT WITH THE MOST SIGNIFICANT CONCENTRATION OF BUSINESS TO PRINTED CIRCUIT BOARD MANUFACTURERS. THE ACQUISITION OF W. CANNING, PLC ("CANNING") IN FISCAL 1999, COUPLED WITH THE MERGER WITH PTI INC. ("POLYFIBRON") IN THE LATER PART OF 2000 HAS CONTINUED THE STRATEGIC EXPANSION PLANS OF THE CORPORATION. THESE TRANSACTIONS HAVE POSITIONED THE CORPORATION AS A WORLDWIDE MARKET LEADER IN TWO PRINCIPAL BUSINESS SEGMENTS, ADVANCED SURFACE FINISHES AND GRAPHIC ARTS, OF WHICH THE PRINTING INDUSTRY NOW REPRESENTS THE LARGEST CONCENTRATION OF BUSINESS FOR THE CORPORATION. THE CORPORATION'S REVENUES AND TOTAL ASSETS HAVE MORE THAN DOUBLED IN JUST OVER A YEAR'S TIME.
     FISCAL 2000 NET SALES OF $756,046 WERE 24% HIGHER THAN THE PREVIOUS YEAR ($610,604, AS RESTATED TO REFLECT POOLING OF INTERESTS ACCOUNTING) AND THIS MARKS THE SIXTH CONSECUTIVE RECORD YEAR FOR NET SALES. SEVERAL ACQUISITIONS, PRIMARILY IN EUROPE, CONTRIBUTED SIGNIFICANTLY TO THE INCREASE IN SALES. WORLDWIDE ECONOMIES WERE VIBRANT AND THE CORPORATION, PARTICULARLY IN ASIA, TOOK FULL ADVANTAGE TO INCREASE ITS BUSINESS. IN ADDITION TO VOLUME GROWTH, INCREMENTAL SALES FROM NEW ACCOUNTS AND EXPANDED PRODUCT OFFERINGS FURTHER INCREASED SALES. DURING THE YEAR, THE DOLLAR STRENGTHENED AGAINST MOST FOREIGN CURRENCIES RESULTING IN A NEGATIVE AFFECT OF LITTLE MORE THAN 1% ON TRANSLATED NET SALES.
     THE ASIAN AND EUROPEAN REGIONS CONTINUED TO PRODUCE VERY SATISFACTORY GROWTH IN OPERATING PROFITS FOR 2000. IN NORTH AMERICA, OPERATING PROFITS WERE LESS THAN COMPARED TO THE PREVIOUS YEAR. THE WEAK PERFORMANCE WAS PRINCIPALLY DUE TO COMPETITIVE PRICING AND COMPLICATIONS ARISING FROM ACQUISITION INTEGRATION REQUIREMENTS. AFTER GIVING EFFECT TO ONE-TIME MERGER COSTS, INCLUDING THE EXTRAORDINARY CHARGE FOR DEBT RESTRUCTURING UNDER THE MERGER, DILUTED EARNINGS PER COMMON SHARE WERE $1.40 IN 2000. DILUTED EARNINGS PER COMMON SHARE WERE $1.70 PRIOR TO THE MERGER-RELATED CHARGES. THIS FELL JUST SHORT OF THE PREVIOUS YEAR, $1.72 PER COMMON SHARE AS RESTATED, DUE TO DIFFERENCES IN TAXATION. FOREIGN CURRENCY TRANSLATION RESULTED IN LOWER REPORTED PER SHARE EARNINGS OF $0.01 PER COMMON SHARE.
ACQUISITIONS
During fiscal 2000 the Corporation completed a merger with Polyfibron. On December 29, 1999, the Corporation issued 6,999,968 shares and share equivalents of its common stock in exchange for all of the outstanding shares of Polyfibron. This business positions the Corporation as a worldwide Graphic Arts leader. The primary products offered to the printing industry include offset blankets, printing  plates,  textile  blankets  and  rubber  based  covers  for industrial rollers. The business combination has been accounted for as a pooling of interests and accordingly, the consolidated financial statements for the periods prior to the combination have been restated to include the accounts and results of operations of Polyfibron.
     On  May  3,  1999  a  subsidiary  of  the  Corporation acquired controlling interest in Galvanevet S.P.A., an industrial products specialty chemical manufacturer, in Italy. Consolidated operating results for fiscal 2000 include the results of Galvanevet S.P.A. since that date. The total purchase price of approximately $22,500 was accounted for as a purchase transaction and included inventory, fixed assets and goodwill of approximately $12,800 which is being amortized over 15 years. The acquisition was financed through bank borrowings under various installments between April 28, 1998 and June 1, 2000.
     During fiscal 1999 the Corporation closed a cash tender offer whereby it acquired approximately 95% of the outstanding shares of Canning. The Corporation acquired the remaining shares through a statutory compulsory procedure completed February 5, 1999. This business significantly enhances the Corporation's industrial products presence worldwide and includes new product offerings for offshore fluids, sealants and adhesives and fuel and water additives businesses primarily in North America and Europe. The total purchase price of approximately $160,000, including closing costs, was accounted for as a purchase transaction and included inventory, fixed assets, goodwill and other intangibles. The goodwill (approximately $87,000) is being amortized over 40 years while the other identifiable intangibles (approximately $36,000) are being amortized over periods ranging between 6 and 40 years. The acquisition was financed through bank borrowings. Consolidated operating results for fiscal 1999 include the results of the Canning business from December 2, 1998. FISCAL 2000 VS.FISCAL 1999
SALES:Net sales of $756,046 increased 24% in fiscal 2000 after giving effect to the merger with Polyfibron. Sales of proprietary products, approximately 90% of the business, increased for both Advanced Surface Finishes and Graphic Arts, 32% and 10%, respectively. The primary increase in Advanced Surface Finishes resulted from Canning sales for a full year in 2000 as compared to only four months in 1999. During the year, the dollar strengthened against most foreign currencies. Had the same rates of exchange been in effect for both years there would have been roughly $8,000 more sales reported in the US dollar consolidation. Total net sales would have increased 7% over the previous year, were the incremental sales related to acquisition and negative effect from foreign currency exchange to be excluded.
COSTS AND EXPENSES:Costs as a percentage of sales were relatively similar to the previous year. There was softening pricing for certain products, especially dry film photoresist, which was largely offset by an improved mix towards newer products which are more efficient and environmentally friendly. Cost awareness initiatives continue to play an important role, however, certain factory integration costs relating to the Canning acquisition more than offset other savings realized by these initiatives in the fiscal year. These principal factors resulted in an overall gross profit percentage of 47.2% in 2000 as compared to 48.0% in 1999.
     Selling, technical and administrative ("ST&A") expenses, excluding one-time merger costs, were $222,692 for 2000 a 28% increase as compared to $174,188 for 1999. ST&A, as a percentage of sales (29.5%), increased approximately 1% over the previous year. Recent acquisitions brought with them cost synergy expectations. Certain of these synergies developed slowly pressuring ST&A expenses higher during 2000. The Corporation continues to increase expenditures for key research initiatives. Total research and development costs were $22,548 in 2000, an increase of $1,048 over 1999. Total amortization charged to earnings was $17,563 for 2000 up from $12,330 in 1999. The principal affect on this increase is the amortization of goodwill and other intangibles from the Canning acquisition. In addition, the Corporation recorded expenses of $7,617 ($5,924 after taxes) in 2000 as a one-time merger charge to operating expenses in connection with its merger with Polyfibron. These expenses consisted of fees for attorneys, accountants, financial printing, as well as severance and other related charges.
INCOME TAXES:The overall effective income tax rate increased to 36.3% in 2000 from 33.4% in 1999. The rate increase was brought about by the Corporation incurring costs related to the merger with Polyfibron, which are not deductible for tax purposes, along with an increase in non-deductible goodwill, resulting primarily from the Canning acquisition. These charges were somewhat offset by increased foreign tax credits and the continuing impact of worldwide tax minimization strategies.
NET EARNINGS:Acquisitions, after the cost of borrowings, were immediately accretive to earnings in fiscal 2000. Although debt balances at year end are similar, the level of borrowings during the year were much higher in 2000 as a result of borrowings late in 1999 to effect the Canning acquisition. Net interest expense increased 21% over 1999 due to the higher level of borrowings and from interest rate increases over the past year which resulted in an approximate one basis point higher cost of borrowing for most of 2000. The Corporation is investing heavily in the future, particularly through a new Via Tek facility. The start-up costs associated with this investment depressed earnings in the short term. Diluted earnings per common share, after giving effect to the merger with Polyfibron and the related extraordinary charge for early retirement of debt ($3,762 after tax), decreased in 2000 to $1.40 per share as compared to $1.72 per share in 1999.
FISCAL  1999  VS.FISCAL  1998
SALES:Net sales of $610,604 increased 16% in fiscal 1999 after giving effect to the merger with Polyfibron. Proprietary business increased 13% for Advanced Surface Finishes and 4% for Graphic Arts, primarily a result of acquisitions. Proprietary volume was basically flat without the effects of purchase acquisitions, as printed circuit board manufacturers experienced a weakened climate, worldwide. A large portion of the increase in sales was from increased equipment business. Foreign currencies devalued, in large part from Asian economic difficulties, however, a stronger dollar resulted in less than a 1% negative effect on translated sales for 1999.
COSTS AND EXPENSES:Costs as a percentage of sales increased slightly in 1999 over 1998 significantly due to increased sales in lower margin equipment and related chemical supplies. Gross profit percentage was 48.0% in 1999 as compared to 48.8% in 1998. Lower prices for certain products supplied to printed circuit board manufacturers, for the most part, were offset with savings related to cost awareness initiatives adopted by the Corporation. Selling, technical and administrative ("ST&A") expenses were $174,188 for 1999 as compared to $155,182 for 1998. This 12% increase was almost entirely a result of new costs from purchase acquisitions. ST&A expenses otherwise increased approximately 1% over the previous year. ST&A, as a percentage of sales decreased approximately 1% from the previous year to 28.5%. Research and development expenses increased $882 or 4% over the previous year. Total amortization charged to earnings was $12,330 for 1999 up from $9,999 in 1998. The increase in amortization is a result of goodwill increases, throughout both fiscal years, from several acquisitions. In 1998, the Corporation charged acquired research and development of $10,495 to operating expenses in connection with its acquisition of NAPP Systems.
INCOME TAXES:The overall effective income tax rate decreased to 33.4% in 1999 from 47.1% in 1998. The rate decrease was due primarily to the Corporation's one-time write-off of research and development costs associated with the acquisition of NAPP Systems, in 1998. In 1999 the Corporation experienced a further favorable impact on the effective income tax rate from the continuing application of worldwide tax minimization strategies.
NET EARNINGS:Diluted earnings per common share, after giving effect to the merger with Polyfibron, for fiscal 1999 were $1.72 per share as compared to $0.92 per common share for 1998. Included in expenses for 1998 were, acquired research and development ($10,495) and an extraordinary charge for early retirement of debt ($1,322 after tax). Sales increased and expenses increased at a much lesser rate for 1999, while net interest expense increased 15% over 1998 due to additional borrowings to effect the Canning acquisition. These factors, and the benefit of tax minimization strategies, coupled to further net earnings growth.
NEW  ACCOUNTING  STANDARDS
The FASB recently issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities which replaces existing pronouncements and practices with a single, integrated, accounting framework for derivatives and hedging activities.
     The Corporation is currently evaluating the impact of this standard which is not expected to have a material effect on the financial position or results of operations upon adoption, when the reporting requirements become effective, beginning with fiscal 2002.
LIQUIDITY  &CAPITAL  RESOURCES
Cash flows from operations are used to fund dividend payments ($0.08 per common share for fiscal 2000) to shareholders, working capital requirements of the Corporation and capital projects. The Corporation has paid cash dividends continuously since 1948. From time to time the Corporation utilizes additional outside sources to fund overall needs, including major capital projects for new and upgraded research and technical, manufacturing and administrative facilities and for business acquisitions.
     During fiscal 2000 cash flows provided by operations, $59,834, were 26% less than the prior year, principally resulting from one-time merger related costs and working capital increases resulting from the integration of the worldwide operations of recent acquisitions.
     In certain years, the Corporation has embarked on programs which have required significant amounts of funds in excess of those available from cash flows from operations. During the third quarter of fiscal 1999, the Corporation purchased W. Canning, plc for approximately $160,000 (including closing costs). This purchase is presently financed through bank borrowing under six-year term loans and a revolving credit agreement with Bank of America. During fiscal 1998 a previous revolving credit facility with Chase Bank was utilized to effect the redemption ahead of schedule of all of the shares of preferred stock, including dividends in kind, issued as part of a previous acquisition. In addition, the revolving credit facility was utilized to exercise an early buy-out of the performance premium relating to the same acquisition.
     New opportunities for business acquisitions, which become available from time to time, are evaluated individually as they arise based upon MacDermid's criteria for technological improvement and innovation, potential for earnings growth and compatibility with existing distribution channels. Management intends to pursue those opportunities which have strong potential to enhance shareholder value. One such opportunity was the acquisition of Galvanevet S.P.A. which improved the Corporation's position in the European Advance Surface Finishes industrial markets in fiscal 1999. The Corporation made the final of the deferred payments, totaling $7,334, for this acquisition on June 1, 2000.
     New capital spending during fiscal 2000 of approximately $24,039 as compared with $20,036 in fiscal 1999 and $14,158 in fiscal 1998, included new, as well as upgraded, manufacturing facilities worldwide and replacement of technical equipment. For fiscal 2001, planned new capital projects total approximately $22,000.
     The Board of Directors has, from time to time, authorized the purchase of issued and outstanding shares of the Corporation's common stock for its treasury. On July 22, 1998 the Board of Directors authorized the purchase of up to an additional 1,000,000 shares of the Corporation's common stock, then, on November 16, 1999 the Board of Directors reduced this authorization to 200,000. Pursuant to this, and previous authorizations, MacDermid acquired 98,234 shares during fiscal 1999 and 330,024 shares during fiscal 1998 in privately negotiated purchases. Treasury shares may be used for transfer or sale to employee benefit plans, business acquisitions or for other Corporate purposes. The outstanding authorization to purchase up to 184,120 shares, if exercised at the NYSE closing price on March 31, 2000, would cost approximately $4,879.
     The Corporation's financial position remains strong and, other than the satisfaction of debt obligations, there are no long-range commitments which would have a significant impact upon results of operations, financial condition or liquidity. At March 31, 2000 the Corporation had domestic and foreign; short-term uncommitted credit lines with banks approximating $61,000 in addition to $125,000 committed revolving credit facility. Management believes that additional borrowing could be obtained if needed.




The principal sources and uses of cash in fiscal years 2000, 1999 and 1998 were as follows:


                                     2000      1999       1998
                                    -------  ---------  ---------
Cash provided by:
Operations                          $59,834  $ 80,456   $ 55,610
Proceeds from disposition of
fixed assets, certain business and
available-for-sale securities        13,453       101        665
Option exercises                        ---       162      1,690
Net increase in borrowings              ---   135,325     46,513
                                    -------  ---------  ---------
                                    $73,287  $216,044   $104,478
Cash used for:
Capital expenditures                $24,039  $ 20,036   $ 14,158
Business acquisitions                26,351   175,501     80,788
Purchase of treasury shares             ---     3,508      7,196
Dividend payments                     2,133     2,011      1,752
Net decrease in borrowings           20,660       ---        ---
                                    -------  ---------  ---------
                                    $73,183  $201,056   $103,894
Other - net                         $ 2,384     ($345)   ($3,568)
Net increase (decrease) in cash
balances                            $ 2,488  $ 14,643    ($2,984)
                                    =======  =========  =========





EURO  CURRENCY  CONVERSION
On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency ("Euro"). The transition period for the introduction of the Euro ends June 30, 2002. Issues that face the Corporation as a result of the introduction of the Euro include converting information technology systems which were largely upgraded under the year 2000 compliance review, reassessing currency risk, negotiating and amending contracts, as well as processing accounting and tax records. The Corporation is addressing these issues and does not expect the Euro to have a material effect on its financial condition or results of operations.

ENVIRONMENTAL  ACTIVITIES
The Corporation continues its commitment to an active program of environmental responsibility through its Environmental Initiative 2000 program, research and development of alternative, environmentally safer products and installation of equipment to reduce or eliminate emissions. The Corporation sponsors community clean-up programs and promotes community awareness of environmental issues. An environmental consultant retained by the Corporation conducts periodic audits and submits appropriate recommendations to the Corporation.
     The Corporation continuously conducts research to formulate products which are environmentally friendly and which provide superior operating characteristics in customer applications and many companies have come to it for assistance in meeting their environmental needs. Environmental expenditures that relate to current operations are expensed; long-term betterments are capitalized. The expenditure by the Corporation for these various programs is estimated to be approximately a million dollars per year.
(A) ENVIRONMENTAL. The Corporation has been named as a potentially responsible party (PRP) by the Environmental Protection Agency in connection with two waste sites. There are many other companies involved at each of these sites and the Corporation's participation is minor. The Corporation has recorded its best estimate of liabilities in connection with site clean-up based upon the extent of its involvement, the number of PRPs and estimates of the total costs of the site clean-up that reflect the results of phase I and II environmental investigations and remediation estimates produced by remediation contractors. Though it is difficult to predict the final costs of site remediation, management believes that the recorded liabilities are reasonable estimates of probable liability and that future cash outlays are unlikely to be material to its consolidated financial position, results of operations or cash flows.
     The Corporation has established an environmental remediation reserve with respect to its December 1998 acquisition of Canning. A substantial majority of that reserve is attributable to several sites of Canning that are believed to require environmental remediation activities. The reserves established by the Corporation were based upon phase I and phase II environmental investigations of those sites and remediation estimates produced by remediation contractors, which estimates indicated that the reasonable range of the Corporation's gross liability is $2 million to $11.5 million. Based upon the Corporation's experience and the facts known to it, as of the date of this filing the Corporation expects that its gross liability for those Canning sites will not exceed $4.5 million. The Corporation believes that its Canning subsidiary is entitled under its acquisition agreement relating certain sites to withhold a deferred purchase price payment of approximately $2.3 million, which will be applied to reduce its net liability for those sites. To the extent the Corporation's liabilities exceed $2.3 million it may be entitled to additional indemnification payments. Such recovery may be uncertain, however, and would likely involve significant litigation expense. As a result, the Corporation has recorded a net liability of $2 million. The foregoing estimates of potential gross and net liabilities and recoveries represent our best estimates of the fair value of these obligations. The Corporation expects that the liabilities pertaining to the Canning sites will be incurred within the next five years; the Corporation will recognize the recovery from the deferred purchase price payment contemporaneously with its payment of the underlying expense.
     On January 30,1997, the Corporation was served with a subpoena from a federal grand jury in Connecticut requesting certain documents. The Corporation was subsequently informed that it is a subject of the grand jury's investigation. The subpoena requested information relating to an accidental spill from the Corporation's Huntingdon Avenue, Waterbury, Connecticut facility that occurred in November of 1994, together with other information related to operations and compliance at the Huntingdon Avenue facility. The Corporation has retained outside law firms to assist in complying with the subpoena. The Corporation is cooperating with the government's investigation. Since this matter is currently in very early stages, it is impossible to determine what the ultimate outcome will be and difficult to quantify the extent of an exposure to liability. As such, no assurance can be given that the Corporation will not be found to have liability.
(B) LEGAL PROCEEDINGS / OTHER. On July 26, 1999 the Corporation was named in a civil lawsuit commenced in the Superior Court of the State of Connecticut. The action was initiated by the Commissioner of Environmental Protection alleging various compliance violations at the Corporation's Huntingdon Avenue and Freight Street locations between the years 1992 through 1998. The complaint contains allegations of permit violations and violations of procedural, notification and other requirements of Connecticut's environmental regulations over the foregoing period of time. The Corporation is vigorously defending this complaint. It is currently believed that the outcome of the proceeding will not materially affect the Corporation's business or financial position, however, the proceeding is in the very early stages and therefore difficult to assess at this time.
     The Corporation is a party to a number of lawsuits and claims in addition to those discussed above arising out of the ordinary conduct of business. While the ultimate results of the proceedings against the Corporation cannot be predicted with certainty, management does not expect that resolution of these matters will have a material adverse effect upon its consolidated financial position, results of operations or cash flows. It is the Corporation's policy to accrue liabilities in this regard when it is both probable a liability has been incurred and the cost is reasonably estimable in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." OUTLOOK:ISSUES AND RISKS
This report and other Corporation reports and statements describe many of the positive factors affecting the Corporation's future business prospects. Readers should also be aware of factors which could have a negative impact on those prospects. These include political, economic or other conditions such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the business; competitive products, advertising, promotional and pricing activity, the degree of acceptance of new product introductions in the marketplace and the difficulty of forecasting sales at various times in various markets.
     The Corporation operates throughout the world in areas generally considered stable. Sales are mainly to companies whose outputs become components in consumer and industrial products having wide application and demand and no one customer accounts for a material proportion of sales. Management believes that inflation, generally, has had little overall impact upon the Corporation's operations and reported earnings. While there may be temporary disruptions of economic stability, management believes that their long-term effects will not be significant to the Corporation.





CONSOLIDATED  STATEMENTS  OF  EARNINGS
(In  thousands,  except  share  and  per  share  amounts)


                                                          YEAR ENDED MARCH 31
                                                         ---------------------
                                               2000              1999               1998
                                           ------------  ---------------------  ------------
Net sales                                  $   756,046   $            610,604   $   528,567
Costs and expenses:
   Cost of sales                               399,144                317,668       270,606
   Selling, technical and administrative       222,692                174,188       155,182
   Amortization of  intangibles,
   primarily goodwill                           17,563                 12,330         9,999
   Merger related costs                          7,617                    ---           ---
   Write-off of acquired R&D                       ---                    ---        10,495
                                           ------------  ---------------------  ------------
                                               647,016                504,186       446,282
                                           ------------  ---------------------  ------------
          Operating profit                     109,030                106,418        82,285
Other income (expense):
   Interest income                               2,007                  2,221           655
   Interest expense                            (33,050)               (27,860)      (22,892)
   Miscellaneous, net                             (935)                 2,688          (739)
                                           ------------  ---------------------  ------------
                                               (31,978)               (22,951)      (22,976)
                                           ------------  ---------------------  ------------
Earnings before income taxes and
  extraordinary charge                          77,052                 83,467        59,309
Income taxes (note 6)                           27,932                 27,841        27,920
                                           ------------  ---------------------  ------------
   Earnings before extraordinary charge         49,120                 55,626        31,389
Extraordinary charge due to early
  retirement of debt, net of tax Benefit
  of $2,305 and $806                            (3,762)                   ---        (1,322)
                                           ------------  ---------------------  ------------
   Net earnings                                 45,358                 55,626        30,067
Preferred dividends                                 --                    ---          (309)
                                           ------------  ---------------------  ------------
   Net earnings available for common
    shareholders                           $    45,358                 55,626        29,758
                                           ============  =====================  ============
Earnings per common share (note 1)
   Basic
     Earnings available for common
      shareholders before extraordinary
      charge                               $      1.58   $               1.79   $      1.01
     Extraordinary charge due to early
      retirement of debt, net of tax
       benefit                             $     (0.12)  $                 --   $     (0.04)
                                           ------------  ---------------------  ------------
     Net earnings available for common
      shareholders                         $      1.46   $               1.79   $      0.97
                                           ============  =====================  ============
   Diluted
     Earnings available for common
      shareholders before extraordinary
       charge                              $      1.52   $               1.72   $      0.96
     Extraordinary charge due to early
      retirement of debt, net of tax
       benefit                             $     (0.12)  $                 --   $     (0.04)
                                           ------------  ---------------------  ------------
     Net earnings available for common
      shareholders                         $      1.40   $               1.72   $      0.92
                                           ============  =====================  ============
Weighted average number of common
  shares outstanding (note 1):
     Basic                                  31,155,756             31,140,774    30,675,556
                                           ============  =====================  ============
     Diluted                                32,429,450             32,421,296    32,183,821
                                           ============  =====================  ============


See  accompanying  notes  to  consolidated  financial  statements.






CONSOLIDATED  STATEMENTS  OF  COMPREHENSIVE  INCOME
(In  thousands)


                                              YEAR ENDED MARCH 31
                                             ---------------------
                                     2000            1999             1998
                                   --------  ---------------------  --------
Net earnings available for common
  shareholders                     $45,358   $             55,626   $29,758
Other comprehensive income:
   Foreign currency translation       (449)                 3,230    (8,347)
   Available-for-sale securities
    unrealized loss-net of taxes       174                   (174)      ---
                                   --------  ---------------------  --------
Comprehensive income               $45,083   $             58,682   $21,411
                                   ========  =====================  ========







CONSOLIDATED  BALANCE  SHEETS
(In  thousands,  except  share  and  per  share  amounts)

ASSETS


                                                    MARCH 31
                                                    ---------
                                                      2000       1999
                                                    ---------  --------
Current assets:
Cash and equivalents                                $  20,116  $ 19,436
Available-for-sale securities                              --       968
Accounts receivable, less allowance for doubtful
   receivables of $10,541 and $10,217                 180,628   159,998
Inventories (note 2)                                  115,602   104,452
Prepaid expenses                                        6,977    10,560
Deferred income taxes (note 6)                          9,115     7,804
                                                    ---------  --------
              Total current asset                     332,438   303,218
                                                    ---------  --------
Net property, plant and equipment (note 3)            154,149   146,473
Goodwill, net of accumulated amortization of
   $25,332 and $15,796                                206,848   182,415
Patents, trademarks and other intangibles, net of
   accumulated amortization of $28,109 and
   $19,700                                             54,891    62,011
Deferred income taxes (note 6)                          7,505     3,295
Other assets, net                                      34,661    39,877
                                                    ---------  --------
                                                    $ 790,492  $737,289
                                                    =========  ========

See  accompanying  notes  to  consolidated  financial  statements.







LIABILITIES  &  SHAREHOLDERS  '  EQUITY



                                                     MARCH 31
                                                    ----------
                                                       2000       1999
                                                    ----------  ---------
Current liabilities:
Notes payable (note 4)                              $   4,561   $  3,700
Current installments of long-term obligations
   (note 8)                                            46,349     38,279
Accounts payable                                       62,922     67,297
Dividends payable                                         623        503
Accrued compensation                                   18,937     16,134
Accrued expenses, other                                51,761     39,449
Income taxes (note 6)                                  13,967     20,213
                                                    ----------  ---------
              Total current liabilities               199,120    185,575
                                                    ----------  ---------
Long-term obligations (note 8)                        360,348    368,102
Accrued postretirement benefits, less current
   portion (note 5)                                     7,239      9,093
Deferred income taxes (note 6)                         10,531     11,104
Minority interest in subsidiary                            --         65
                                                    ----------  ---------
              Total liabilities                       577,238    573,939
                                                    ----------  ---------

Shareholders' equity (note 10):
Common stock. Authorized 75,000,000 shares;
   issued 45,412,325 shares in 2000 and
   45,411,775 shares in 1999 at stated value of
   $1.00 per share                                     45,412     45,412
Additional paid-in capital                             13,866      9,096
Retained earnings                                     217,149    171,740
Accumulated other comprehensive income
   Equity adjustment from foreign currency
    translation                                        (5,062)    (4,613)
   Equity adjustment from securities holding loss          --       (174)
Less cost of 14,267,816 common shares in
   treasury                                           (58,111)   (58,111)
                                                    ----------  ---------
              Total shareholders' equity              213,254    163,350
                                                    ----------  ---------
Contingencies and commitments (notes 1, 11 and
   12)
                                                    $ 790,492   $737,289
                                                    ==========  =========


See  accompanying  notes  to  consolidated  financial  statements.






CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
(In  thousands)


                                                               YEAR ENDED MARCH 31
                                                    2000               1999              1998
                                                 -----------  ----------------------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings available for common
   shareholders                                  $   45,358   $              55,626   $   29,758
  Adjustments to reconcile net earnings
   to net cash provided by operating
   activities:
     Depreciation                                    18,895                  14,522       12,892
     Amortization of goodwill and other
      intangible assets                              17,563                  12,330        9,999
     Provision for bad debts                          2,473                   1,507          965
     Deferred income taxes                           (3,994)                 (1,388)         371
     Write-off purchased research                        --                      --       10,495
     Write-off deferred financing fees                   --                      --        2,138
  Changes in assets and liabilities net of
   effects from acquisitions and
   dispositions:
     Decrease (increase) in receivables              (8,582)                 (6,508)     (16,980)
     Decrease (increase) in inventories              (6,441)                 (1,235)     (14,489)
     Decrease (increase) in prepaid expenses          5,211                  (5,353)      (1,432)
     Increase (decrease) in accounts payable        (11,778)                 13,831       10,288
     Increase (decrease) in accrued Expense           2,395                  (9,916)      10,442
     Increase (decrease) in income tax
      liabilities                                     1,585                   4,497         (407)
  Other                                              (2,851)                  2,543        1,570
                                                 -----------  ----------------------  -----------
           Net cash flows provided by
            operating activities                     59,834                  80,456       55,610
                                                 -----------  ----------------------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                              (24,039)                (20,036)     (14,158)
  Proceeds from disposition of fixed assets             641                     101          665
  Sale/(purchase) of available-for-sale
   securities                                         1,147                    (261)          --
  Acquisitions of businesses                        (26,351)               (175,501)     (80,788)
  Dispositions of businesses                         11,665                      --           --
                                                 -----------  ----------------------  -----------
           Net cash flows used in investing
            activities                              (36,937)               (195,697)     (94,281)
                                                 -----------  ----------------------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term (repayments) borrowings - net .         (1,070)                 90,281      101,046
  Long-term borrowings                               17,350                 317,355       53,622
  Long-term repayments                              (36,940)               (272,311)     (75,410)
  Preferred stock redemption                             --                      --      (32,745)
  Exercise of stock options                              --                     162        1,690
  Acquisition of treasury stock (note 10)                --                  (3,508)      (7,196)
  Dividends paid                                     (2,133)                 (2,011)      (1,752)
                                                  ---------    --------------------    ---------
           Net cash flows provided by (used in)
            financing activities                    (22,793)                129,968       39,255
                                                 -----------  ----------------------  -----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH
  AND EQUIVALENTS                                     2,384                     (84)      (3,568)
                                                 -----------  ----------------------  -----------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                         2,488                  14,643       (2,984)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  YEAR                                           $   17,628   $               4,793   $    7,777
                                                  ---------    --------------------    ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR         $   20,116   $              19,436   $    4,793
                                                  ---------    --------------------    ---------
                                                  ---------    --------------------    ---------
CASH PAID FOR INTEREST                           $   32,004   $              24,705   $   20,075
                                                  ---------    --------------------    ---------
                                                  ---------    --------------------    ---------

CASH PAID FOR INCOME TAXES                       $   27,634   $              19,872   $   20,889
                                                 ===========  ======================  ===========



See  accompanying  notes  to  consolidated  financial  statements.






CONSOLIDATED  STATEMENTS  OF  CHANGES  IN  SHAREHOLDERS'  EQUITY

SHAREHOLDERS  '  EQUITY
(Note  10)

(In  thousands)


                                                               ACCUMULATED
                                      ADDITIONAL                  OTHER                      TOTAL
                              COMMON    PAID IN    RETAINED   COMPREHENSIVE   TREASURY   SHAREHOLDERS'
                              STOCK     CAPITAL    EARNINGS       INCOME        STOCK        EQUITY
                              ------  -----------  ---------  --------------  ---------  --------------



Balance at March 31, 1997     18,799       4,792    111,448             504    (47,407)         88,136
Stock options                    240       1,999         --              --         --           2,239
Stock awards                      48       1,273         --              --         --           1,321
Net earnings                      --          --     29,758              --         --          29,758
Cash dividends                    --          --     (1,752)             --         --          (1,752)
Non-cash dividends                --          --     (1,465)             --         --          (1,465)
Tax benefit (note 6)              --       3,621         --              --         --           3,621
Three for one split           26,177      (7,852)   (18,325)             --         --               0
Currency translation              --          --         --          (8,347)        --          (8,347)
Shares acquired                   --          --         --              --     (7,196)         (7,196)
                              ------  -----------  ---------  --------------  ---------  --------------
Balance at March 31, 1998     45,264       3,833    119,664          (7,843)   (54,603)        106,315
                              ------  -----------  ---------  --------------  ---------  --------------

Stock options                     90         341         --              --         --             431
Stock awards.                     58       1,343         --              --         --           1,401
Net earnings                      --          --     55,626              --         --          55,626
Cash dividends                    --          --     (2,011)             --         --          (2,011)
Non-cash dividends                --          --     (1,539)             --         --          (1,539)
Tax benefit (note 6)              --       3,579         --              --         --           3,579
Currency translation              --          --         --           3,230         --           3,230
Securities holding loss           --          --         --            (174)        --            (174)
Shares acquired                   --          --         --              --     (3,508)         (3,508)
                              ------  -----------  ---------  --------------  ---------  --------------
Balance at March 31, 1999     45,412       9,096    171,740          (4,787)   (58,111)        163,350
                              ------  -----------  ---------  --------------  ---------  --------------

Stock options                     --          22         --              --         --              22
Stock awards                      --         831         --              --         --             831
Net earnings                      --          --     45,358              --         --          45,358
Cash dividends                    --          --     (2,133)             --         --          (2,133)
Change in subsidiary fiscal
  year end                        --          --      2,184              --         --           2,184
Tax benefit (note 6)              --       3,917         --              --         --           3,917
Currency translation              --          --         --            (449)        --            (449)
Securities holding gain           --          --         --             174         --             174
                              ------  -----------  ---------  --------------  ---------  --------------
Balance at March 31, 2000     45,412      13,866    217,149          (5,062)   (58,111)        213,254
                              ======  ===========  =========  ==============  =========  ==============


See  accompanying  notes  to  consolidated  financial  statements.



NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(In  thousands,  except  share  and  per  share  amounts)

1.SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
(A) PRINCIPLES OF CONSOLIDATION. The Corporation's consolidated financial statements have been prepared to give retroactive effect to the merger between Polyfibron and the Corporation which has been accounted for as a pooling of interests. Accordingly, the consolidated financial statements for the periods prior to the combination have been restated to include the accounts and results of operations of Polyfibron. The combined results of operations for the years ending March 31, 1999 and 1998 include Polyfibron for the years ending December 31, 1998 and 1997, respectively. The Corporation issued 6,999,968 shares and share equivalents of its common stock in exchange for all of the outstanding shares of Polyfibron on December 29, 1999.
     The Polyfibron subsidiaries, in previous years, reported on a calendar year basis. Their fiscal year was changed beginning with fiscal year 2000, to coincide with the parent corporation. The results of the quarter ended March 31, 1999, earnings of $3,184, less non-cash dividends of $1,000 on revenues of $57,086, were credited directly to retained earnings to effect this changeover. The consolidated statements of cash flows are presented for the year ended March 31, 2000, exclusive of the results of operations for the three months ended March 31, 1999. During this period, net cash and cash equivalents of $4,800 and $13,172 was used for operations and investing activities, respectively, and net cash and cash equivalents of $16,164 was provided by financing activities. The resulting $1,808 decrease in cash and cash equivalents during the period is reflected in the cash and cash equivalents at the beginning of the year for purposes of the consolidated statements of cash flows for the year ended March 31, 2000.
     The accompanying consolidated financial statements include the accounts of the parent corporation and all of its domestic and foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.
(B) USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
(C) CASH AND CASH EQUIVALENTS. For the purpose of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.
(D) INVENTORIES. Inventories are stated at the lower of cost (average moving cost) or replacement market.
(E) PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost. Depreciation and amortization of property, plant and equipment are provided over the estimated useful lives of the respective assets, principally on the straight-line basis. Expenditures for maintenance and repairs are charged directly to expense; renewals and betterments, which significantly extend the useful lives are capitalized. Costs and accumulated depreciation and amortization on assets retired or disposed of are removed from the accounts and the gains or losses resulting therefrom, if any, are credited or charged to earnings.
(F) INTANGIBLE ASSETS. Various intangible assets are amortized on a straight line basis over their estimated useful lives as determined by an appropriate valuation. The present amortization periods range between 15 and 40 years for patents and trademarks and between 5 and 30 years for other separately identified intangible assets. Specifically, goodwill is amortized on a straight line basis over its estimated period of benefit; for smaller businesses generally no longer than 15 years, for divisions of larger corporations generally 25 years and for long established companies generally 40 years. The present goodwill amortization periods range between 5 and 40 years. Accumulated amortization of goodwill was $25,332 and $15,796 at March 31, 2000 and 1999, respectively. As required by Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of (SFAS121) the Corporation evaluates the carrying value of intangible assets at each balance sheet date to determine if impairment exists based upon estimated undiscounted future cash flows. The impairment, if any, is measured by the difference between carrying value and estimated fair value and charged to expense in the period identified. The remaining amortization periods are periodically evaluated and are revised if considered necessary. The application of this statement had no impact on the Corporation's financial position as of March 31, 2000 or 1999 or its results of operations for the years 2000, 1999 or 1998.
(G) EMPLOYEE BENEFITS. The Corporation sponsors a variety of employee benefit programs, most of which are non-contributory.
  RETIREMENT. Pension, profit sharing and other retirement plans generally are non-contributory and cover substantially all employees. Domestically, the Corporation funds a defined benefit pension plan and, overseas, maintains a defined contribution plan. The projected unit credit actuarial method is used for financial reporting purposes. In addition, the Corporation contributes to profit sharing and employee stock ownership plans which provide retirement benefits based upon amounts credited to employee accounts within the plans. The Corporation's funding policy for qualified plans is consistent with federal or other regulations and customarily equals the amount deducted for income tax purposes. Foreign subsidiaries contribute to plans which may be administered privately or by government agencies in accordance with local regulations.
  POSTRETIREMENT. The Corporation currently has accrued postretirement health care benefits for most U.S. employees. The postretirement health care plan is unfunded.
  POSTEMPLOYMENT. The Corporation currently accrues for postemployment disability benefits to employees meeting specified service requirements. The postemployment benefits plan is unfunded.
(H) COMPREHENSIVE INCOME. Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS130) establishes standards for reporting and display of comprehensive income in the financial statements. In fiscal 1999 the Corporation adopted SFAS130 with a separate financial statement, consolidated Statement of Comprehensive Income, which identifies the components of comprehensive income separately. The accumulated currency translation adjustment for foreign operations and adjustment for fair value on holding available-for-sale securities are shown separately on the Consolidated Balance Sheet. See notes #1 (i) and #1 (j).
(I)  FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS.  Statement of Financial Accounting
Standards No. 107, Disclosures about Fair Value of Financial Instruments (SFAS107) requires that reporting entities provide, to the extent practicable, the fair value of financial instruments, both assets and liabilities. The carrying amounts for the Corporation's financial instruments approximate fair value because of the short maturity of those instruments.
     Interest rate swap agreements are employed by the Corporation to optimize borrowing costs by reducing exposure of possible future changes in interest rates. Net receipts or payments on the swap are accrued and recognized as adjustments to interest expense. The estimated fair value of these financial instruments at March 31, 2000 is $1,516 based on the quoted market price from the bank holding the instruments.
(J) FOREIGN OPERATIONS. The assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end rates of exchange while revenue and expense accounts are translated at weighted average rates in effect during the periods. Translation of the financial statements resulted in a decrease in equity of $449 in 2000, an increase in equity of $3,230 in 1999 and a decrease in equity of $8,347 in 1998. Net gains on foreign currency transactions included in the consolidated statements of earnings are $352, $385 and $465 in 2000, 1999 and 1998, respectively.
(K) REVENUE RECOGNITION. Sales are recorded when products are shipped to customers. Commissions and royalties are recorded when earned
(L) RESEARCH AND DEVELOPMENT. Research and development costs, charged to expenses as incurred, were $22,548, $21,500 and $20,618 in 2000, 1999 and 1998, respectively.
(M) INCOME TAXES. The provision for income taxes includes Federal, foreign, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax basis of assets and liabilities and net operating loss (NOL) carry-forwards. No provision for deferred income taxes is made with respect to equity adjustments from foreign currency translation or to undistributed earnings of subsidiaries which, in management's opinion, will be permanently reinvested or repatriated at a minimal tax cost to the Corporation. Foreign tax credits are recorded as a reduction of the provision for Federal income taxes in the year realized.
(N) STOCK-BASED PLANS. Effective April 1, 1996 the Corporation adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS123). As permitted under SFAS123, the Corporation continues to apply the recognition provisions of APB25, Accounting for Stock Issued to Employees. Accordingly, compensation expense is measured as the difference between the fair value of the shares and the exercise price on the measurement date. Pro forma net income and per share amounts are presented in the Employee Stock Incentive Plans note as if the alternative fair value method of accounting provided for under SFAS123 had been applied to options granted after March 31, 1995.
(O) COMMON SHARE DATA. Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS128) requires the presentation of basic and diluted earnings per share. Comparative references to earnings per common share (EPS) and weighted average common shares outstanding were restated to reflect this presentation, upon adoption of SFAS128. EPS is calculated based upon net earnings available for common shareholders after deduction for preferred dividends. The computation of basic EPS is based upon the weighted average number of common shares outstanding during the period. Diluted EPS is computed based upon the weighted average number of common shares outstanding plus the effect of all dilutive contingently issuable common shares from stock options, stock awards and warrants that were outstanding during the period.
     In addition, net earnings per common share, dividend amounts declared and share market price have been restated to give retroactive effect to a three-for-one stock split as of February 6, 1998.


     The following table reconciles basic weighted average common shares outstanding to diluted weighted average common shares outstanding:


                                     2000        1999        1998
                                  ----------  ----------  ----------
Basic                             31,155,756  31,140,774  30,675,556
Dilutive effect of stock options     272,342     279,170     506,913
Dilutive effect of warrants        1,001,352   1,001,352   1,001,352
                                  ----------  ----------  ----------
Diluted                           32,429,450  32,421,296  32,183,821




(P) RECENT ACCOUNTING STANDARDS. In June, 1998, the FASB issued Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS133). This statement establishes accounting and reporting standards for derivative instruments and hedging activities and requires reporting entities to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Corporation is currently evaluating the impact of this standard which is effective beginning fiscal 2002 and is not expected to have a material effect on the financial statements.
(Q) ACQUISITIONS. On December 29, 1999, the Corporation issued 6,999,968 shares and share equivalents of its common stock in exchange for all outstanding shares of Polyfibron, a specialty chemical manufacturer for the graphic arts industries. This business combination has been accounted for as a pooling-of-interests combination and, accordingly, the consolidated financial statements for the periods prior to the combination have been restated to include the accounts and results of operations of Polyfibron. The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements for the years ended March 31, are summarized below:


(In  thousands)


                         2000       1999      1998
                       ---------  --------  ---------
Net Sales:
     MacDermid         $502,610   $382,648  $314,058
     Polyfibron         253,436   $227,956  $214,509
                       ---------  --------  ---------
     Combined          $756,046   $610,604  $528,567

Extraordinary Charge:
     MacDermid         $     --   $     --  $     --
     Polyfibron          (3,762)  $     --    (1,322)
                       ---------  --------  ---------
     Combined            (3,762)  $     --    (1,322)

Net Income (Loss):
     MacDermid         $ 35,541   $ 36,283  $ 30,488
     Polyfibron           9,817   $ 19,343      (730)
                       ---------  --------  ---------
     Combined          $ 45,358   $ 55,626  $ 29,758




     In December 1998 the Corporation closed its cash tender offer whereby it acquired approximately 95% of the outstanding shares of W. Canning, plc. The Corporation acquired the remaining shares through a statutory compulsory procedure completed February 5, 1999, thereby acquiring the international specialty chemical company. Based in Birmingham, England, the business consists principally of the manufacture, sale and technical servicing of proprietary products including surface finishing, offshore fluids, sealants and adhesives and fuel and water additives. The total purchase price of approximately $160,000, including closing costs, included inventory, fixed assets, goodwill (approximately $87,000) and other intangibles (approximately $36,000) and was accounted for as a purchase transaction. The goodwill is being amortized over 40 years while the other separately identifiable intangibles are being amortized over periods ranging between 6 and 40 years. The goodwill reflects adjustments necessary to allocate the purchase price to the fair value of the assets acquired, liabilities assumed and additional purchase liabilities recorded. The additional liabilities recorded include approximately $9,000 for reorganization costs associated with planned eliminations of duplicate staffing and facilities in the United Kingdom, France, Germany and the United States, and $2,000 for environmental costs (explained more fully in note #12, Contingencies). At March 31, 2000, liabilities of $2,713 for reorganization and $1,880 for environmental remained on the Consolidated Balance Sheet.


     The following table shows the detail of the acquisition reserves balance included in other accrued liabilities on the consolidated balance sheets at March 31:
(In  thousands)


Description             1999    Additions    Paid    2000
---------------------  ------  -----------  ------  ------
U.S. facilities        $3,550  $    1,035   $2,629  $1,956
Overseas facilities       650        (150)      73     427

U.S. redundancies         700         500      870     330
Overseas redundancies   1,350       2,600    3,950       0

U.S. environmental      2,000           0      120   1,880
                       ------  -----------  ------  ------
Total                  $8,250  $    3,985   $7,642  $4,593
                       ======  ===========  ======  ======



1.SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
(Q)  ACQUISITIONS  (continued)
     Consolidated operating results for fiscal 1999 include the results of the Canning business from December 2, 1998. The following unaudited pro forma summary of consolidated results is presented as if the acquisition had occurred on April 1, 1998 after giving effect to certain pro forma adjustments, including recognition of additional interest expense on debt to acquire the business, amortization of goodwill and other intangibles, the effects of purchase price allocations and related tax effects.


(In  thousands,  except  per  share  amounts)
(unaudited)


                             1999      1998
                           --------  --------
Net sales                  $702,936  $652,248
Net earnings                 56,035    31,213
Earnings per common share  $   1.73  $   0.97



     The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results which would have occurred if the acquisition had commenced at that date, nor are they indicative of future results.

2.INVENTORIES

The  major  components  of  inventory  at  March  31  were  as  follows:
(In  thousands)


                                  2000              1999
                            ----------------  ----------------
Finished goods              $         65,338  $         54,477
Raw materials and supplies            50,264            49,975
                             ---------------   ---------------
                            $        115,602  $        104,452
                            ================  ================



3.PROPERTY,PLANT  AND  EQUIPMENT

The  major  components  of  property, plant and equipment (at cost) at March 31 were as follows:
(In  thousands)


                                                        2000                 1999
                                                ---------------------  ----------------
Land and improvements                           $              14,204  $         12,328
Buildings and improvements                                     86,087            78,104
Machinery, equipment and fixtures                             153,030           153,398
                                                ---------------------  ----------------
                                                              253,321           243,830
Less accumulated depreciation and amortization                 99,172            97,357
                                                 --------------------   ---------------
  Net property, plant and equipment             $             154,149  $        146,473
                                                ---------------------  ----------------




4.NOTES  PAYABLE
Notes payable at March 31, 2000 consisted of $4,561 of outstanding borrowings under available lines of credit aggregating approximately $61,000. The terms of the lines of credit generally provide for interest rates at or below the prime rate on the date of borrowing domestically and, for foreign company borrowings, rates that vary with base rates in each currency. The lines of credit can be withdrawn at any time at the option of the banks. The weighted average interest rates on short-term borrowings outstanding were 5.0% and 3.8% at the end of 2000 and 1999, respectively.

5.EMPLOYEE  BENEFIT  &  STOCK  OPTION  PLANS

PENSION,  POSTRETIREMENT  &  POSTEMPLOYMENT  BENEFITS

The Corporation has defined benefit pension, defined contribution profit sharing and employee stock ownership plans for substantially all its domestic employees. Aggregate amounts charged to earnings for these plans were $3,175, $3,010 and $2,726 in 2000, 1999 and 1998, respectively.
PENSION. The domestic pension plan provides retirement benefits based upon years of service and compensation levels. Plan assets at fair value consist primarily of listed stocks, bonds and guaranteed investment contracts, and included 393,255 shares of the Corporation's common stock having a market value of $10,421 and $13,346 at March 31, 2000 and 1999, respectively. The Corporation also has a retirement and death benefit plan covering employees located in Great Britain. As of April 6, 1997, this plan converted from a defined benefit to a defined contribution basis for pensionable service after that date. The obligation has been recognized for past service benefits which continue on the defined benefit basis. The Corporation's other foreign subsidiaries maintain benefit plans that are consistent with statutory practices and are not significant.

POSTRETIREMENT BENEFITS. The Corporation sponsors a defined benefit postretirement medical and dental plan (unfunded) that covers all of its domestic full-time employees, hired prior to April 1, 1997, who retire after age 55 with at least 10 to 20 years of service (depending upon the date of hire). Employees retiring after March 31, 1998 are required to contribute the full cost of the plan until they reach age 65. At age 65 the Corporation will contribute a portion of the cost. The Corporation's subsidy level is subject to a cap which increases 3% each year. Retirees will be required to contribute the plan cost in excess of the cap in addition to other required contributions.
     The projected benefit obligation for the postretirement plan at March 31, 2000 comprised 26% retirees, 3% fully eligible active participants and 71% other active participants. The annual increase in cost is 3% for post-retirement medical benefits (no assumed rate increase for dental benefits since it is a scheduled plan) since the Corporation's contributions are at the defined cap. The medical cost trend rate assumption has no effect on the amounts reported due to the cap on contributions paid by the Corporation.

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


The  following  table  sets  forth  the  components  of  the pension and postretirement benefit plans with respect to the
Consolidated  Balance  Sheets  for  the  years  ended  March  31:
(in  thousands)


                                                        PENSION BENEFITS
                                                        ------------------
                                                                     2000                           1999
                                                        ------------------                 --------------
                                                        DOMESTIC            FOREIGN        Domestic        Foreign
                                                        ------------------  -------------  --------------  --------------
Reconciliation of Projected Benefit Obligation:
Projected benefit obligation at beginning of year       $          35,226   $     43,764   $      31,104   $           0
Service cost (benefits earned during the period)                    1,812            922           1,477             211
Interest cost on the projected benefit obligation                   2,341          2,596           2,155             836
Liability increase due to acquisition                                   0              0              94          43,942
Actuarial (gain)/loss excluding assumption change                      (9)             0             100             987
Actuarial (gain)/loss due to assumption change                     (5,106)             0           1,320               0
Benefits paid                                                      (1,147)        (2,058)         (1,024)           (656)
Translation difference                                                  0         (1,330)              0          (1,556)
                                                             ------------    -----------    ------------    ------------
Projected benefit obligation at end of year                        33,117         43,894          35,226          43,764
                                                             ------------    -----------    ------------    ------------
Reconciliation of Fair Value of Plan Assets:
Fair value of plan assets at beginning of year                     41,743         46,695          36,210               0
Actual return on plan assets (net of expenses)                       (535)           (48)          4,848             865
Acquisition                                                             0              0               0          48,061
Employer contribution                                                   0            288           1,709              90
Plan participants contribution                                          0            161               0              60
Benefits paid                                                      (1,147)        (2,058)         (1,024)           (655)
Translation difference                                                  0           (852)              0          (1,726)
                                                             ------------    -----------    ------------    ------------
Fair value of plan assets at end of year                           40,061         44,186          41,743          46,695
                                                             ------------    -----------    ------------    ------------

Funded Status:
Funded status                                                       6,944            292           6,517           2,931
Unrecognized net actuarial (gain)/loss                             (5,690)         3,039          (4,793)         (1,052)
Unamortized prior service cost                                        211              0             269               0
Unrecognized transition obligation (asset)/obligation                (229)             0            (458)              0
                                                             ------------    -----------    ------------    ------------
Prepaid/(accrued) benefit cost                          $           1,236   $      3,331   $       1,535   $       1,879
                                                             ------------    -----------    ------------    ------------
                                                             ------------    -----------    ------------    ------------

Weighted Average Assumptions:
Discount rate                                                        7.75%           8.0%           6.75%            6.0%
Rate of compensation increase                                         5.0%           4.5%            5.0%            6.0%
Long-term rate of return on assets                                    9.0%           8.0%            9.0%            8.0%
Annual increase in cost of medical benefits             N/A                 N/A            N/A             N/A



                                                        Post Retirement Benefits
                                                        --------------------------
                                                                             2000           1999
                                                        --------------------------  -------------
                                                        DOMESTIC                    Foreign
                                                        --------------------------  -------------
Reconciliation of Projected Benefit Obligation:
Projected benefit obligation at beginning of year       $                   4,448   $      4,218
Service cost (benefits earned during the period)                               84             83
Interest cost on the projected benefit obligation                             286            296
Liability increase due to acquisition                                           0              0
Actuarial (gain)/loss excluding assumption change                              96            291
Actuarial (gain)/loss due to assumption change                               (433)             0
Benefits paid                                                                (515)          (440)
Translation difference                                                          0              0
                                                                     ------------    -----------
Projected benefit obligation at end of year                                 3,966          4,448
                                                                     ------------    -----------
Reconciliation of Fair Value of Plan Assets:
Fair value of plan assets at beginning of year                                  0              0
Actual return on plan assets (net of expenses)                                  0              0
Acquisition                                                                     0              0
Employer contribution                                                         515            440
Plan participants contribution                                                  0              0
Benefits paid                                                                (515)          (440)
Translation difference                                                          0              0
                                                                     ------------    -----------
Fair value of plan assets at end of year                                        0              0
                                                                     ------------    -----------

Funded Status:
Funded status                                                              (3,966)        (4,448)
Unrecognized net actuarial (gain)/loss                                        231            578
Unamortized prior service cost                                                  0              0
Unrecognized transition obligation (asset)/obligation                           0              0
                                                                     ------------    -----------
Prepaid/(accrued) benefit cost                          $                  (3,735)  $     (3,870)
                                                                     ------------    -----------
                                                                     ------------    -----------

Weighted Average Assumptions:
Discount rate                                                                7.75%          6.75%
Rate of compensation increase                           N/A                         N/A
Long-term rate of return on assets                      N/A                         N/A
Annual increase in cost of medical benefits                                   3.0%           3.0%





The  following  table sets forth the components of the pension and postretirement benefit plans with respect to the Consolidated
Statements  of  Earnings  for  the  years  ended  March  31:
(in  thousands)


                                                                      PENSION BENEFITS
                                                                     ------------------
                                        2000             1999               1998              2000            1999        1998
                                   --------------  ----------------  ------------------  --------------  --------------  -------
                                      DOMESTIC         FOREIGN            Domestic          Foreign         Domestic     Foreign
                                   --------------  ----------------  ------------------  --------------  --------------  -------
Net Periodic Benefit Expense:
Service cost (benefits earned
during the period)                 $       1,812   $           761   $           1,477   $         211   $       1,286   N/A
Interest cost on the projected
benefit obligation                         2,341             2,596               2,155             836           1,959   N/A
Expected return on plan assets            (3,700)           (3,735)             (3,256)         (1,080)         (2,145)  N/A
Amortization of prior service
cost                                          58                 0                  58               0              50   N/A
Amortization of transition
obligation                                  (229)             (496)               (229)           (168)           (229)  N/A
Recognized actuarial (gain)/loss             (47)              172                 (87)             15              19   N/A
                                    ------------    --------------        ------------    ------------    ------------

Net periodic benefit cost          $         235   $          (702)  $             118   $        (186)  $        (940)  N/A
                                    ------------    --------------        ------------    ------------    ------------
                                    ------------    --------------        ------------    ------------    ------------


                                                 POST RETIREMENT BENEFITS
                                                 -------------------------
                                        2000             1999               1998
                                   --------------  ----------------  ------------------
                                     DOMESTIC            Domestic             Domestic
                                   ------------  -------------------------  ------------
Net Periodic Benefit Expense:
Service cost (benefits earned
during the period)                 $         84  $                      83  $         64
Interest cost on the projected
benefit obligation                          286                        296           292
Expected return on plan assets                0                          0             0
Amortization of prior service
cost                                         10                          0             0
Amortization of transition
obligation                                    0                          0             0
Recognized actuarial (gain)/loss              0                          0             0
                                    -----------               ------------   -----------

Net periodic benefit cost          $        380  $                     379  $        356
                                    -----------               ------------   -----------
                                    -----------               ------------   -----------




EMPLOYEE  STOCK  INCENTIVE  PLANS
1992 PLAN: In 1993, the Corporation adopted a non-qualified stock option plan, approved by shareholders in July 1992 (the 1992 plan), for the issuance of up to 2,700,000 shares under which certain employees have been granted options totaling 2,545,565. Options granted under the 1992 plan generally are exercisable, at a price equal to two-thirds of the market price at the grant date, during a four-year period beginning with the grant date. The options are exercisable into restricted shares of common stock which cannot be sold or transferred, except back to the Corporation at cost, during the four-year period commencing with the exercise date.
     Compensation expense, which is equal to the difference between the fair market value on the date of an option grant and the exercise price of shares which may be purchased thereunder, is amortized over a six-year period. During 2000, 1999 and 1998, compensation expense relating to this plan was $22, $317, and $526, respectively.
1995 PLAN: In 1996, the Corporation adopted a non-qualified equity incentive plan, approved by the shareholders in July 1995 (the 1995 plan), for the issuance of up to 900,000 shares under which certain employees have been granted restricted shares totaling 472,947, having market prices of $4 3/4 to $38 5/16 on the dates of grant. All shares of restricted stock issued under the 1995 plan must be held and cannot be sold or transferred, except to the Corporation for a period of four years from the date of the award. During 2000, 1999 and 1998, compensation expense relating to this plan was $831, $1,311 and $1,273, respectively.
1998 PLAN: In 1999, the Corporation adopted a non-qualified stock option plan, approved by shareholders in July 1999 (the 1998 plan), for the issuance of up to 1,500,000 shares under which certain employees have been granted options totaling 741,650. Options granted under the 1998 plan generally are exercisable, at a price equal to a one-third premium over market price at the date of grant, during a ten-year period beginning with the grant date. The options are exercisable into unrestricted shares of common stock, except as otherwise provided, under the terms of the plan, at the time of grant.
     Options issued under the Corporation's stock incentive plans and outstanding at March 31, 2000 have exercise prices ranging from $1.79 to $55.50, expiring periodically through fiscal 2009, summarized in the following table as of March 31:



                                    NUMBER     WEIGHTED-AVERAGE
                                  OF OPTIONS    EXERCISE PRICE
                                  -----------  -----------------
Outstanding March 31, 1997         1,327,368   $            2.04
1998 activity:
   Granted                                 0                   -
   Exercised                        (787,368)  $            2.15
   Forfeited                               0                   -
   Outstanding at March 31, 1998     540,000   $            1.89
   Exercisable at March 31, 1998     540,000   $            1.89

1999 activity:
   Granted                            12,065   $           21.81
   Exercised                         (90,000)  $            1.79
   Forfeited                               0                   -
   Outstanding at March 31, 1999     462,065   $            2.42
   Exercisable at March 31, 1999     462,065   $            2.42

2000 ACTIVITY:
   GRANTED                           741,650   $           47.44
   EXERCISED                               0                   -
   FORFEITED                               0                   -
   OUTSTANDING AT MARCH 31, 2000   1,203,715   $           30.16
   EXERCISABLE AT MARCH 31, 2000   1,203,715   $           30.16






The following table summarizes information about fixed stock options outstanding and exercisable at March 31, 2000:


EXERCISE         NUMBER     WEIGHTED-AVERAGE  WEIGHTED-AVERAGE
PRICES         OUTSTANDING   REMAINING LIFE    EXERCISE PRICE
-------------  -----------  ----------------  -----------------
1.79-$2.00        450,000         1.1 years  $            1.90
21.81              12,065         2.1 years  $           21.81
45.00-$55.50      741,650         9.1 years  $           47.44
               -----------  ----------------  -----------------
                 1,203,715         6.0 years  $           30.16




Had the Corporation used the fair value-based method of accounting for its stock option plans (beginning in 1996) and charged compensation cost against income, over a period consistent with the terms of the grant, based on the fair value at the date of grant, net earnings and net earnings per common share for 2000, 1999 and 1998 would have been reduced to the following pro forma amounts:


(In  thousands,  except  per  share  amounts)


                                    2000     1999     1998
                                   -------  -------  -------
Net earnings available for common
  shareholders
   As reported                     $45,358  $55,626  $29,758
   Pro forma                       $40,377  $55,600  $29,709

Net earnings per common share
  Basic
   As reported                     $  1.46  $  1.79  $  0.97
   Pro forma                       $  1.30  $  1.79  $  0.97
Diluted
   As reported                     $  1.40  $  1.72  $  0.92
   Pro forma                       $  1.25  $  1.71  $  0.92




The pro forma information above includes stock options granted since April 1, 1995. Effects of applying FAS 123, using the fair value-based method of accounting, is not representative of the pro forma effect on earnings in future years because it does not take into consideration pro forma compensation expense related to stock options granted prior to 1996.
     The weighted-average grant-date fair value of options for those granted in 2000 was $14.51 and for those granted in 1999 was $7.12 as determined by utilizing the Black-Scholes option-pricing model and the following key assumptions:




                           2000       1999    1998
                         ---------  --------  ----
Risk-free interest rate      6.21%     5.15%  N/A
Expected option life     10 YEARS   6 years   N/A
Expected volatility          33.3%     46.3%  N/A
Dividend yield                0.3%      0.2%  N/A




6.INCOME  TAXES
Income tax expense attributable to income from operations for the years ended March 31 consisted of:

(In  thousands)


                 CURRENT    DEFERRED    TOTAL
                 --------  ----------  -------
                                2000
                           ----------
U.S. Federal     $ 14,969  $  (4,100)  $10,869
State and local     2,078       (883)    1,195
Foreign            14,879        989    15,868
                 --------  ----------  -------
        Totals   $ 31,926  $  (3,994)  $27,932
                 ========  ==========  =======
                                1999
                           ----------
U.S. Federal     $ 15,294  $  (1,958)  $13,336
State and local     2,974       (262)    2,712
Foreign            10,961        832    11,793
                 --------  ----------  -------
        Totals   $ 29,229  $  (1,388)  $27,841
                 ========  ==========  =======
                                1998
                           ----------
U.S. Federal     $ 17,220  $    (517)  $16,703
State and local     2,678        294     2,972
Foreign             7,651        594     8,245
                 --------  ----------  -------
        Totals   $ 27,549  $     371   $27,920
                 ========  ==========  =======




Income tax expense differed from the amounts computed by applying the U.S. Federal statutory tax rates to pretax income from operations for the years ended March 31 as a result of the following:
(In  thousands)


                                         2000                  1999                  1998
                                 --------------------  --------------------  --------------------
U.S. Federal statutory tax rate                   35%                   35%                   35%
                                 ====================  ====================  ====================
Taxes computed at U.S.
   statutory rate                $            26,970   $            29,115   $            20,898
State income taxes, net of
   Federal benefit                               777                 1,762                 1,932
Foreign tax rate differential                 (1,368)                  106                (1,149)
Acquisition costs                              1,043                    --                    --
Reduction of valuation reserve                    --                (1,107)                   --
R&D write-off                                     --                    --                 3,976
Other, net                                       510                (2,035)                2,263
                                  ------------------    ------------------    ------------------
   Actual income taxes           $            27,932   $            27,841   $            27,920
                                 ====================  ====================  ====================
Effective tax rate                              36.3%                 33.4%                 47.1%
                                 ====================  ====================  ====================




     Earnings before income taxes included foreign earnings of $56,283, $31,907 and $25,476 for 2000, 1999 and 1998, respectively.
     The Corporation has not recognized a deferred tax liability for the undistributed earnings of foreign subsidiaries that arose in 2000 and prior years because the Corporation does not expect to repatriate those earnings in the foreseeable future. A deferred tax liability will be recognized when the Corporation expects that it will recover those earnings in a taxable transaction, such as through receipt of dividends, net of foreign tax credits, or sale of the investment. At March, 2000, the undistributed earnings of those subsidiaries were approximately $133,149. A determination of the deferred tax liability relating to the undistributed earnings of foreign subsidiaries is not practical.


     The  tax  effects  of temporary differences that give rise to significant portions of the  deferred  tax  assets  and  liabilities  at  March  31  are:
(In  thousands)


                                                     2000                    1999
                                            ----------------------  ----------------------
Deferred tax assets:
  Accounts receivable, primarily due to
   allowance for doubtful accounts          $               1,675   $                 998
  Inventories                                               3,747                   3,955
  Accrued liabilities                                       2,859                   2,342
  Acquisition accrued liabilities                           6,446                   7,488
  Employee benefits                                         4,567                   5,215
  Foreign tax credits                                       1,896                      --
  Foreign losses                                            6,219                      --
  Other                                                     8,347                   4,397
                                            ----------------------  ----------------------
     Total gross assets                                    35,756                  24,395
     Valuation reserve                                     (6,218)                     --
        Total gross deferred tax assets                    29,538                  24,395
Deferred tax liabilities:
  Plant and equipment, primarily due to
   depreciation.                                            2,172                  10,509
  Purchase accounting                                      13,622                   5,941
  Other                                                     7,655                   7,950
                                             --------------------    --------------------
     Total gross deferred tax liabilities                  23,449                  24,400
                                             --------------------    --------------------
        Net deferred asset/(liability)      $               6,089   $                  (5)
                                            ======================  ======================




     During fiscal 2000, 1999 and 1998 the lapse of restrictions upon stock exercised under the stock option and award plans resulted in a tax benefit of $3,917, $3,579 and $3,621, respectively, which were recorded as increases to additional paid-in capital. The Corporation has state NOL's of $1,015 and foreign NOL's of $13,876 available for utilization in the future. The carry-forward life of these range from 5 years to unlimited.

7.VALUATION  AND  QUALIFYING  ACCOUNTS  AND  RESERVES
The major components of the allowance for doubtful receivables at March 31 were as follows:


(In  thousands)


                    ADDI-      ADDI-             BALANCE
       BALANCE      TIONS      TIONS                AT
          AT       CHARGED    DUE TO               END
      BEGINNING      TO      ACQUISI-   DEDUC-      OF
      OF PERIOD   EARNINGS     TIONS    TIONS*    PERIOD
      ----------  ---------  ---------  -------  --------
2000  $   10,217  $   2,473         --  $ 2,149  $ 10,541
      ==========  =========  =========  =======  ========
1999  $    6,756  $   1,507  $   2,820  $   866  $ 10,217
1998  $    6,280  $     965         --  $   489  $  6,756
      ==========  =========  =========  =======  ========


*  Bad  debts  charged  off  less  recoveries  and  translation  adjustments.




8.LONG-TERM  OBLIGATIONS
Long-term  obligations  at  March  31  consisted  of  the  following:


(In  thousands)


                                                2000      1999
                                              --------  --------
Term loan, unsecured, variable
  interest (7.53% at March 31, 2000) due in
   quarterly installments to 2005             $166,970  $187,000
Acquisition facility, unsecured, variable
  interest (7.47% at March 31, 2000) due
   in quarterly installments to 2005            62,379    70,619
Debenture, 3.5% interest due in quarterly
  installments to 2004                             143       151
Term loan, unsecured, variable interest
  (7.53% at March 31, 2000) due to
   quarterly installments to 2005              111,864        --
Revolving loan, unsecured, variable
  interest due in 2005
     4.87% at March 31, 2000                    51,596        --
     5.07% at March 31, 2000                     7,604        --


Term loan, collaterized, variable interest
  due in quarterly installments to 2002
     7.0% at March 31, 1999                         --    23,143
     5.1% at March 31, 1999                         --     7,410
     2.2% at March 31, 1999                         --     3,719
Term loan, collaterized, variable interest
  (7.5% at March 31, 1999) due to
   quarterly installments to 2004                   --    34,591
Revolving loan, collaterized, variable
  interest (8.8% at March 31, 1999) due
   to quarterly installments to 2004                --    13,469
Senior subordinated note, unsecured, 13%
  interest at March 31, 1999 due in 2005            --    40,000
PIK subordinated note, unsecured, 10%
  interest at March 31, 1999 due in 2007            --    24,014
Capitalized lease obligations                    1,974     1,538
Other, due in varying amounts to 2005            4,167       727
                                              --------  --------
Total long-term obligations                    406,697   406,381
Less current portion                            46,349    38,279
                                              --------  --------
Long-term portion                             $360,348  $368,102
                                              ========  ========





 Minimum future principal payments on long-term obligations subsequent to March 31, 2000 are as follows:
(In  thousands)


2001        $ 46,349
2002          64,435
2003          84,822
2004          86,466
2005         124,155
Thereafter       470
            --------
Total       $406,697
            ========




The term loans, acquisition facility and revolving credit facility bear interest at a variable rate which is based on a ratio of the Corporation's debt to earnings before certain expenses. The rates were set on March 31, 2000 at 1.25% above the London interbank market rate; U.S. LIBOR which was 6.28% for the U.S. dollar term loans, U.K. LIBOR which was 6.22% for the pound sterling acquisition facility and EUROBOR which was 3.82% and 3.62% for the Italian Lira and French Franc borrowings, respectively. The European borrowings are payable in Euros under the revolving credit facility. At March 31, 2000 the effective interest rate was 7.53% for the U.S. dollar term loan, 7.47% for the pound sterling acquisition facility and was between 4.87% and 5.07% for the Euro revolving loan facility. Under these loans, the most restrictive covenants provide that earnings before interest and taxes as a ratio to interest expense must be greater than 2.5 to 1; consolidated net worth must be at least $154,785 and the total debt must not exceed 400% of net worth.
     The $125,000 committed revolving credit facility expires in 2005. The Corporation can borrow in foreign currencies and U. S. dollars on this facility. Commitment fees under the revolving credit lines are variable, ranging from 37.5 to 150 basis points on the unused balance.
     The Corporation has entered into interest rate swap agreements for the purpose of reducing its exposure to possible future changes in interest rates applicable to the term and revolving loans. Pursuant to the terms of certain of the agreements, the notional amounts of pound sterling 38,571 ($60,992) and $48,571 are reduced in accordance with applicable schedules until the expiration dates, December 31, 2001 and June 29, 2001, respectively. The pound sterling swap compares a fixed rate of 5.418% to the U.K. LIBOR rate every 3 months as a basis for payment or receipt of the rate differential and the U.S. dollar swap compares a fixed rate of 5.63% to the U.S. LIBOR rate every three months as a basis for payment or receipt of the rate differential, as applied to the then covered notional amount for each. Pursuant to the terms of certain other of the agreements, the notional amounts of Euro 6,817 ($6,518) and Euro 7,747 ($7,407) expire June 30, 2004 and June 30, 2005, respectively. The Euro rate swaps compare a fixed rate of 4.88% and 4.90%, respectively, to the EUROBOR every three months as a basis for payment or receipt of the rate differential as applied to the notional amount for each.

9.SEGMENT  REPORTING

The Corporation provides development, manufacture and technical service for a large variety of specialty chemical processes and related equipment in two reportable operating segments: Advanced Surface Finishes and Graphic Arts. These two segments under which the Corporation operates on a worldwide basis are managed separately as each segment has differences in technology and marketing strategies. The chemicals supplied by Advanced Surface Finishes are used for a broad range of purposes including finishing metals and non metallic surfaces, electro-plating metal surfaces, etching, imaging, metallization, offshore fluids and cleaning. The chemicals supplied by Graphic Arts are used for diverse purposes including offset blankets, printing plates, textile blankets and rubber-based covers for industrial rollers used in the printing industry.
     The business segments reported below are the segments of the Corporation for which separate financial information is available and for which operating results are reviewed by executive management to assess performance of the Corporation. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies, Note 1.
     Net sales for all of the Corporation's products fall into one of the two business segments. The business segment results of operations include certain operating costs which are allocated based on the relative burden each segment bears on those costs. Operating income amounts are evaluated before amortization of intangible assets and non-recurring charges. The business segment identifiable assets which follow are reconciled to total consolidated assets using a corporate-wide line item, which consists primarily of deferred tax assets, equity method investments and certain other long term assets not associated with support of the operations.


Worldwide operations are summarized by business segment in the following tables:


                                        2000       1999       1998
                                      ---------  ---------  ---------
NET SALES TO UNAFFILIATED CUSTOMERS:
Graphic Arts                          $291,425   $264,577   $253,769
Advanced Surface Finishes              464,621    346,027    274,798
                                      ---------  ---------  ---------
Consolidated Net Sales                $756,046   $610,604   $528,567
                                      =========  =========  =========
OPERATING PROFIT:
Graphic Arts                          $ 58,143   $ 59,818   $ 54,624
Advanced Surface Finishes               76,067     58,930     48,155
                                      ---------  ---------  ---------
                                       134,210    118,748    102,779
Amortization of Intangibles            (17,563)   (12,330)    (9,999)
Merger Costs                            (7,617)         0          0
Purchased R&D                                0          0    (10,495)
                                      ---------  ---------  ---------
Consolidated Operating Profit         $109,030   $106,418   $ 82,285
                                      =========  =========  =========
AMORTIZATION:
Graphic Arts                          $  7,030   $  6,445   $  6,598
Advanced Surface Finishes               10,533      5,885      3,401
                                      ---------  ---------  ---------
Consolidated Amortization             $ 17,563   $ 12,330   $  9,999
                                      =========  =========  =========
DEPRECIATION:
Graphic Arts                          $  9,815   $  8,375   $  7,937
Advanced Surface Finishes                9,026      6,059      4,870
Corporate-wide                              54         88         85
                                      ---------  ---------  ---------
Consolidated Depreciation             $ 18,895   $ 14,522   $ 12,892
                                      =========  =========  =========
CAPITAL EXPENDITURES:
Graphic Arts                          $ 11,826   $ 15,286   $  6,509
Advanced Surface Finishes               10,108      4,750      7,649
Corporate-wide                           2,105          0          0
                                      ---------  ---------  ---------
Consolidated Capital Spending.        $ 24,039   $ 20,036   $ 14,158
                                      =========  =========  =========
IDENTIFIABLE ASSETS:
Graphic Arts                          $314,215   $321,553   $290,948
Advanced Surface Finishes              453,714    392,065    190,312
Corporate-wide                          22,563     23,671     16,935
                                      ---------  ---------  ---------
Consolidated Assets                   $790,492   $737,289   $498,195
                                      =========  =========  =========





Worldwide  operations  are  summarized  by  geographic  region  in  the following table as determined by the customer  location:

(In  thousands)


                                     UNITED STATES   OTHER AMERICAS    EUROPE   ASIA PACIFIC   CONSOLIDATED
                                     --------------  ---------------  --------  -------------  -------------
2000
-----------------------------------
Net sales to unaffiliated customers  $      359,746  $        28,687  $246,300  $     121,313  $     756,046
Operating profit                             53,780            7,804    27,736         19,710        109,030
Identifiable assets                         337,332           13,592   365,363         74,205        790,492
1999
-----------------------------------
Net sales to unaffiliated customers  $      342,721  $        22,946  $156,383  $      88,554  $     610,604
Operating profit                             71,319            6,207    17,396         11,496        106,418
Identifiable assets                         377,830            5,830   292,255         61,374        737,289
1998
-----------------------------------
Net sales to unaffiliated customers  $      307,372  $        22,513  $107,513  $      91,169  $     528,567
Operating profit                             50,792            6,388    13,033         12,072         82,285
Identifiable assets                         344,346            4,060   100,001         49,788        498,195





10.SHAREHOLDERS  'EQUITY
The Corporation's Restated Certificate of Incorporation provides for 75 million authorized common shares.
     During fiscal 1998 the Board of Directors authorized a three-for-one stock split. The shares were distributed on April 1, 1998. As a result, $7,852 was transferred from additional paid in capital and $18,325 transferred from retained earnings to the common stock account.
     Common  shares  issued  are  summarized in the following table at March 31:




                                             SHARES
                                           ----------
                                  2000        1999        1998
                               ----------  ----------  ----------
COMMON STOCK:
Balance - beginning of year    45,411,775  45,264,104  44,399,633
Shares issued - stock options          --      90,000     787,368
Shares issued - stock awards          550      57,671      77,103
                               ----------  ----------  ----------
Balance - end of year          45,412,325  45,411,775  45,264,104
                               ==========  ==========  ==========



     As of March 31, 2000, there are 1,001,352 shares of the Corporation's common stock which are issuable upon exercise of warrants held by Citicorp Mezzanine Partners, L.P. Under terms of the warrants Citicorp Mezzanine
Partners, L.P. may purchase the common shares at an exercise price of approximately $.001 per share, at any time between December 29,1999 and December 29, 2004, inclusive. On July 22, 1998, the Board of Directors authorized the purchase of up to 1,000,000 shares of the Corporation's common stock. On November 16, 1999, the Board of Directors reduced this authorization to 200,000, to be acquired through open market purchases or privately negotiated transactions from time to time. Any future repurchases under this authorization will depend on various factors, including the market price of the shares, the Corporation's business and financial position and general economic and market conditions. Additional shares acquired pursuant to such authorization will be held in the Corporation's treasury and will be available for the Corporation to issue without further shareholder action (except as required by applicable law or the rules of any securities exchange on which the shares are then listed). Such shares may be used for various Corporate purposes, including contributions under existing or future employee benefit plans, the acquisition of other businesses and the distribution of stock dividends. Common stock repurchases of 98,234 shares in 1999, at prices ranging from $32 1/4 to $41 1/8 per share, were completed pursuant to board authorizations. At March 31, 2000, there was a balance of such outstanding authorizations totaling 184,120 shares.

11.LEASE  COMMITMENTS
The Corporation leases certain warehouse space, transportation, computer and other equipment which expire at various dates through 2007. In addition, the Corporation has leased equipment at customers which are generally subject to sublease agreements. Contingent rentals are paid for warehouse space on the basis of the monthly quantities of materials stored and for transportation and other equipment on the basis of mileage or usage. Total rental expense amounted to $9,044, $7,993, and $7,131 in 2000, 1999 and 1998, respectively, of which
$1,372,  $1,296,  and  $1,169,  respectively,  were  contingent  rentals.
     Minimum lease commitments under operating leases for the fiscal years subsequent to March 31, 2000 are as follows:


(In  thousands)


            COMMITMENTS   SUBLEASE   NET COMMITMENTS

2001        $      7,952  $   2,397  $          5,555
2002               4,656      1,412             3,244
2003               3,524        368             3,156
2004               1,108        167               941
2005                 301         --               301
Thereafter           186         --               186
            ------------  ---------  ----------------
   Total    $     17,727  $   4,344  $         13,383
            ============  =========  ================



12.CONTINGENCIES
(A) ENVIRONMENTAL. The Corporation has been named as a potentially responsible party (PRP) by the Environmental Protection Agency in connection with two waste sites. There are many other companies involved at each of these sites and the Corporation's participation is minor. The Corporation has recorded its best estimate of liabilities in connection with site clean-up based upon the extent of its involvement, the number of PRPs and estimates of the total costs of the site clean-up. Though it is difficult to predict the final costs of site remediation, management believes that the recorded liabilities of $200 at March 31, 2000 and 1999 are reasonable estimates of probable liability and that future cash outlays are unlikely to be material to its consolidated financial position, results of operations or cash flows.
     The Corporation has established an environmental remediation reserve with respect to its December 1998 acquisition of Canning. A substantial majority of that reserve is attributable to two U.S. sites of a Canning U.S. subsidiary that are believed to require environmental remediation activities. The reserves established by the Corporation were based upon phase I and phase II environmental investigations of those sites and remediation estimates produced by remediation contractors, which estimates indicated that the reasonable range of the Corporation's gross liability is $2,000 to $11,500. Based upon the Corporation's experience and the facts known to it, as of the date of this filing the Corporation expects that its gross liability for those two Canning sites will not exceed $4,500. The Corporation believes that its Canning subsidiary clearly is entitled under Canning's acquisition agreement relating those sites to withhold a deferred purchase price payment of approximately $2,300, which will be applied to reduce its net liability for those sites. To the extent the Corporation's liabilities exceed $2,300 it may be entitled to additional indemnification payments from the previous two largest shareholders of the prior owner of the two sites. Such recovery is substantially uncertain, however, and would likely involve significant litigation expense. As a result, the Corporation has recorded a net liability of $2,000. The foregoing estimates of potential gross and net liabilities and recoveries have not been discounted to reflect the time value of money. The Corporation expects that the liabilities pertaining to the two Canning sites will be incurred within the next three years; the Corporation will recognize the recovery from the deferred purchase price payment contemporaneously with its payment of the underlying expense.
     On January 30, 1997, the Corporation was served with a subpoena from a federal grand jury in Connecticut requesting certain documents. The Corporation was subsequently informed that it is a subject of the grand jury's investigation. The subpoena requested information relating to an accidental spill from the Corporation's Huntingdon Avenue, Waterbury, Connecticut facility that occurred in November of 1994, together with other information related to operations and compliance at the Huntingdon Avenue facility. The Corporation has retained outside law firms to assist in complying with the subpoena. The Corporation is cooperating with the government's investigation. Since this matter is currently in very early stages, it is impossible to determine what the ultimate outcome will be and difficult to quantify the extent of exposure to liability. As such, no assurance can be given that the Corporation will not be found to have liability. Accruals in this regard are determined in accordance with the provisions of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (SFAS 5) which requires an accrual to be recorded when it is both probable a liability has been incurred and the cost is reasonably estimable.
(B) OTHER. The Corporation is a party to a number of lawsuits and claims in addition to those discussed above arising out of the ordinary conduct of business. While the ultimate results of the proceedings against the Corporation cannot be predicted with certainty, management does not expect that resolution of these matters will have a material adverse effect upon its consolidated financial position, results of operations or cash flows. It is the Corporation's policy to accrue probable liabilities to the extent that such liabilities can reasonably be estimated.
     The Corporation's business operations, consist principally of manufacture and sale of specialty chemicals, supplies and related equipment to customers throughout much of the world. Approximately 38% of the business is concentrated in the printing industry used for a wide variety of applications, including offset blankets, printing plates, textile blankets and rubber based covers for industrial rollers, while 28% of the business is concentrated with manufacturers of printed circuit boards which are used in a wide variety of end-use applications, including computers, communications and control equipment, appliances, automobiles and entertainment products. As is usual for this business, the Corporation generally does not require collateral or other security as a condition of sale, choosing, rather, to control credit risk of trade account financial instruments by credit approval, balance limitation and monitoring procedures. Management believes that reserves for losses, which are established based upon review of account balances and historical experience, are adequate.




MANAGEMENT'S  STATEMENT  OF  FINANCIAL  RESPONSIBILITY
MacDermid,  Incorporated  (Logo)
                         245  Freight  Street
                         Waterbury,  CT  06702

To  The  Shareholders
MacDermid,  Incorporated

     The financial information in this report, including the audited consolidated financial statements, has been prepared by management. Preparation of consolidated financial statements and related data involves the use of judgment. Accounting principles used in preparing consolidated financial statements are those that are generally accepted in the United States.
     To safeguard Corporate assets, it is important to have a sound but dynamic system of internal controls and procedures that balances benefits and costs. The Corporation employs professional financial managers whose responsibilities include implementing and overseeing the financial control system, reporting on management's stewardship of assets entrusted to it by share owners and performing accurate and proper maintenance of the accounts.
     Management has long recognized its responsibility for conducting the affairs of the Corporation and its affiliates in an ethical and socially responsible manner. MacDermid, Incorporated is dedicated to the highest standards of integrity. Integrity is not an occasional requirement, but a continuing commitment.
     KPMG LLP conducts an objective, independent review of management's fulfillment of its obligations relating to the fairness of reported operating results and financial condition. Their report for 2000 appears below this statement.
     The Audit Committee of the Board of Directors, consisting solely of Directors independent of MacDermid, Incorporated maintains an ongoing appraisal on behalf of the share owners of the effectiveness of the independent auditors and the Corporation's staff of financial and operating management with respect to the financial and internal controls.

/s/Daniel  H.  Leever
Chairman  of  the  Board  and  Chief  Executive  Officer



INDEPENDENT  AUDITORS'  REPORT
KPMG  LLP  (Logo)
Certified  Public  Accountants               City  Place  II
                         Hartford,  CT  06103-4103

The  Board  of  Directors  and  Shareholders
MacDermid,  Incorporated

     We have audited the accompanying consolidated balance sheets of MacDermid, Incorporated and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of earnings, comprehensive income, cash flows and changes in shareholders' equity for each of the years in the three-year period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     The consolidated financial statements of MacDermid, Incorporated as of and for the year ended March 31, 2000, have been restated to reflect the pooling-of-interests transaction with PTI, Inc. as described in Notes 1(a) and 1(q) to the consolidated financial statements. We did not audit the financial statements of PTI, Inc, as of and for the year ended December 31, 1998 which statements reflect total assets constituting 31% and total revenues constituting 37% of the related consolidated fiscal year March 31, 1999 totals. We did not audit the financial statements of PTI Inc. for the year ended December 31, 1997 which financial statements reflect total revenues constituting 41% percent of the related consolidated fiscal year 1998 totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for PTI, Inc. as of and for the year ended December 31, 1998, and for the year ended December 31, 1997, is based solely on the report of the other auditors.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.
     In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of MacDermid, Incorporated and subsidiaries as of March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2000 in conformity with generally accepted accounting principles.

/s/KPMG  LLP

May  12,  2000





FIVE  YEAR  SELECTED  FINANCIAL  DATA
(In  thousands,  except  share  and  per  share  amounts)


OPERATING RESULTS                                     2000          1999          1998          1997          1996
------------------------------------------------  ------------  ------------  ------------  ------------  ------------
Net Sales                                         $   756,046   $   610,604   $   528,567   $   440,297   $   383,330
Gross Profit                                      $   356,902   $   292,936   $   257,961   $   212,947   $   175,169
Income Before Extraordinary Charge                $    49,120   $    55,626   $    31,389   $    28,598   $    12,383
Net Earnings Available for Common Shareholders    $    45,358   $    55,626   $    29,758   $    26,762   $    11,783
Diluted Earnings Per Common Share (1)             $      1.40   $      1.72   $      0.92   $      0.83   $      0.36

FINANCIAL POSITION AT YEAR END
------------------------------------------------
Working Capital                                   $   133,318   $   117,643   $    99,637   $    73,005   $    88,752
Current Ratio                                             1.7           1.6           1.8           1.7           1.9
Capital Expenditures                              $    24,039   $    20,036   $    14,158   $    11,669   $     7,973
Total Assets                                      $   790,492   $   737,289   $   498,195   $   400,123   $   416,618
Long-term Debt (Includes Short-term Portion)      $   406,697   $   406,381   $   263,567   $   185,376   $   214,252
Percent of Total Capitalization
     (Excluding Preferred Stock)                         65.6          71.3          71.3          67.8          72.2
Redeemable Preferred Stock                                 --            --            --        32,436        30,600

OTHER DATA
------------------------------------------------
Return On Sales (%)                                       6.0           9.1           5.6           6.1           3.1
Return On Average Common Equity (%)                      24.1          41.3          30.6          31.4          17.4
Cash Provided by Operations                            59,834        80,456        55,610        49,087        36,724
Cash Provided By (Used In) Investing Activities       (36,937)     (195,697)      (94,281)      (10,161)     (115,703)
Cash Provided By (Used In) Financing Activities       (22,793)      129,968        39,255       (41,362)       63,020
EBITDA (2)                                        $   144,553   $   135,958   $   104,436   $    84,691   $    57,221

SHARE DATA
------------------------------------------------
Common Shareholders' Equity                       $   213,254   $   163,350   $   106,315   $    88,136   $    82,135
Book Value Per Common Share (1)                   $      6.85   $      5.24   $      3.42   $      2.88   $      2.64
Cash Dividends Per Common Share (1)               $      0.08   $      0.08   $      0.07   $    0.0667   $    0.0667
Common Shares Outstanding (1)
   Diluted Average During Year                     32,429,450    32,421,296    32,183,821    32,368,481    32,709,295
   Outstanding At Year-end                         31,155,921    31,155,374    31,094,531    30,560,084    31,146,704
Stock Price (1)
   High                                                46 3/4        42 3/8            37            13        8 1/32
   Low                                                22 3/16        23 3/8      11 19/32        7 5/32       4 10/16
   Year-end                                            26 1/2      33 15/16        28 3/4      11 19/32        7 5/16


(1)  Share and per share data have been restated to reflect the effects of 3-for-1 stock splits effective; February 6,
     1998  and  November  15,  1996.
(2)  Represents  earnings  from  operations before interest, taxes on earnings, depreciation and amortizations. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles. It should not be used as an alternative to net income as an indicator of operating performance or to cash flows as a measure  of  liquidity.







SELECTED  QUARTERLY  FINANCIAL  DATA
(UNAUDITED)
(In  thousands,  except  share  and  per  share  amounts)

SELECTED  QUARTERLY  RESULTS


                                                         2000 BY QUARTERS
                                                         -----------------
                                     JUNE    SEPTEMBER       DECEMBER        MARCH     TOTAL
                                   --------  ----------  -----------------  --------  --------
Net Sales                          $182,157  $  182,552  $         201,546  $189,791  $756,046
Gross Profit                         87,797      86,523             94,956    87,626   356,902
Net Earnings                         14,258      11,939              6,427    12,734    45,358
Diluted earnings per common share  $   0.44  $     0.37  $            0.20  $   0.39  $   1.40

                                                          1999 by Quarters
                                                         -----------------
                                   June      September   December           March     Total
                                   --------  ----------  -----------------  --------  --------
Net Sales                          $137,328  $  143,095  $         151,407  $178,774  $610,604
Gross Profit                         66,469      67,901             72,181    86,385   292,936
Net Earnings                         12,582      13,044             12,771    17,229    55,626
Diluted earnings per common share  $   0.39  $     0.40  $            0.39  $   0.53  $   1.72







MARKET  RANGE  TRADING  RECORD


                                  FISCAL 2000                     Fiscal 1999
QUARTER                 HIGH                   LOW      High                   Low
                        --------               -------  --------               --------
June                      46 1/2                    32    42 3/8               27 13/16
September                 46 3/4                28 7/8    40 1/2                 23 3/8
December                 41 7/16               30 9/16    39 1/8                 29 7/8
March                   41 13/16               22 3/16  41 15/16                 32 3/4

Closing price March 31                 26 1/2                        33 15/16







DIVIDEND  RECORD


                     FISCAL 2000                       Fiscal 1999
           RECORD    PAYABLE      AMOUNT     Record    Payable      Amount
           DATE      DATE         DECLARED   Date      Date         Declared
           --------  -----------  ---------  --------  -----------  ---------
QUARTER
June        6/15/99       7/1/99  $    0.02   6/15/98       7/1/98  $    0.02
September   9/15/99      10/1/99  $    0.02   9/15/98      10/1/98  $    0.02
December   12/15/99      1/10/00  $    0.02  12/15/98       1/4/99  $    0.02
March       3/15/00       4/3/00  $    0.02   3/15/99       4/1/99  $    0.02




CORPORATE  INFORMATION


DIRECTORS:
DANIEL  H.  LEEVER,  Chairman  of  the  Board  and  Chief  Executive  Officer
R.  NELSON  GRIEBEL,  President  and  Chief  Operating  Officer
HAROLD  LEEVER,  Chairman  Emeritus
DONALD  G.  OGILVIE,  Executive  Vice  President,
American  Bankers  Association
JOSEPH M. SILVESTRI, Vice President of Citicorp Venture Capital Ltd. JAMES C. SMITH, Chairman of the Board and Chief Executive
Officer,  Webster  Financial  Corporation
THOMAS  W.  SMITH,  General  Partner  of  Prescott  Investors

CORPORATE  OFFICERS:
DANIEL  H.  LEEVER,  Chairman  of  the  Board  and  Chief  Executive  Officer
R.  NELSON  GRIEBEL,  President  and  Chief  Operating  Officer
STEPHEN  LARGAN,  Vice  President,  Finance
GREGORY  M.  BOLINGBROKE,  Controller  and  Chief  Accountant
MARY  ANNE  TILLONA,  Secretary

CORPORATE  HEADQUARTERS:
245  Freight  Street
Waterbury,  Connecticut  06702
(203)  575-5700

AUDITORS:
KPMG  LLP

REGISTRAR  OF  STOCK  AND  TRANSFER  AGENT:
Harris  Trust  Company  of  New  York

For  more  Corporate  information,  please  go  to  our  web  site:
WWW.MACDERMID.COM

SEC  FORM  10-K:
The Annual Report and the SEC Form 10-K report are available at the Corporation's website (www.macdermid.com) and also without charge by written request to:

Corporate  Secretary
MacDermid,  Incorporated
245  Freight  Street
Waterbury,  CT  06702

DIVIDEND  REINVESTMENT  PLAN:
A systematic investment service is available to all MacDermid shareholders. The service permits investment of MacDermid, Incorporated dividends and voluntary cash payments in additional shares of MacDermid stock.

Please  direct  any  inquiries  to:
     Harris  Trust  Company  of  New  York
     c/o  Harris  Trust  and  Savings  Bank
     Dividend  Reinvestment  Department
     P.O.  Box  A3309
     Chicago,  IL  60690

SHAREHOLDERS  'QUESTIONS:

Shareholders with questions concerning non-receipt of dividend checks, transfer requirements, registration and address changes, or who need a duplicate 1099 statement, should write to:

     Harris  Trust  Company  of  New  York
     c  /o  Harris  Trust  and  Savings  Bank
     111  West  Monroe,  P.O.  Box  755
     Chicago,  IL  60690

MARKET  & DIVIDEND  INFORMATION:

The common shares of MacDermid, Incorporated are traded on the New York Stock Exchange (Symbol: MRD). Price and shares traded are listed in principal daily newspapers and are supplied by NYSE. Approximate number of Holders as of May 31, 2000 - 800. CUSIP-554273 102.

ANNUAL  MEETING:

The Annual Meeting of Shareholders will be held on Wednesday, July 19, 2000 at 3:00 p.m., at Naugatuck Valley Community-Technical College, Fine Arts Center, 750 Chase Parkway, Waterbury, CT.

Shareholders please note that an employee information session will be held at the annual shareholders meeting site beginning at 1:00 p.m., just prior to the start of the shareholders meeting on Wednesday July 19, 2000. All shareholders are cordially invited to attend this information session as well.