Form 10-K, Exhibit 13
period 2001-03-31
MACDERMID INC
filed 2001-06-01
CIK 61138

EXHIBIT 13
           PORTIONS of MACDERMID'S 2001 ANNUAL REPORT TO STOCKHOLDERS MACDERMID CORPORATE PHILOSOPHY

OUR  BUSINESS
     MacDermid, Incorporated is in the international business of researching, developing, acquiring, manufacturing, marketing, and servicing, for optimum profit to us and our customers, specialty chemicals and systems for the metal and plastic finishing, electronics, graphic arts and offshore oil industries.

OUR  CUSTOMERS
     We will create an industry image that automatically causes people in the industries we serve to think first of MacDermid.
     We will justify their action by first thinking of the customers' needs --- what's right for them makes it right for MacDermid --- by supplying a total system including processes, know-how and services that assist in meeting all their needs.

OUR  PEOPLE
     We continue to believe in the supreme worth of the individual and the dignity of his or her work for the benefit of all. We will provide the opportunity for our people to fulfill satisfactorily their own personal objectives and ambitions and reward them in proportion to their contribution toward achieving the corporate objectives.
     We will continue to be a place of opportunity where people "have the guts to fail." We will encourage the entrepreneurs and innovators. We will continually challenge the goals, objectives, organization and all the operating and procedural aspects of our business and modify them when needed.
     Our progress and your progress, our Company's long-term advantage and your long-term advantage, lie in our human resources. Other advantages that come about from technological improvements, the opening of new markets, lower costs, etc., all prove to be relatively short run. So, basically, it is the initiative, the will and the motivation that people bring to their work on which we rely for our survival and growth.
     We will continue to try to attract new people who have creative and probing minds; people who will at times be disturbing -- questioning policy and procedures. If we are wise, we will welcome it, resolve it, put it to work, or forget it.
     We will continue to expand with the best possible talent available and continue to train them, and ourselves, so that we each increase our ability to contribute to the Company's progress.
     We will each strive to exemplify the MacDermid Spirit of teamwork and cooperation throughout the organization, which has been instrumental to our past and present growth as a corporation.

WHAT  WE  CAN  EXPECT  FROM  YOU
     First and foremost, we expect of you a fundamental honesty --- honesty with yourself, with your Company and with all those with whom you interact, whether they be associates within our organization, our customers or society in general. Character and strength have always been born of honesty and a willingness to face up to the truth of each situation as it arises.
     Second, we expect and insist on hard work. An easy life, marked by the absence of difficulty, builds neither character nor happiness. We believe that self-realization of the individual is founded on accomplishment, which implies a willingness to make the sacrifices necessary to get the job done the way it should be done.
     Third, we expect you to accept responsibility. Every assignment you will have carries with it a responsibility for accomplishment. Commit yourself to achievement that you consider beyond the scope of your talents and then program your effort to translate it into a reality.
     Fourth, we expect of you a loyalty --- loyalty to yourself, your family, your associates, your organization and our customers. We have always worked together as an organization and your own personal achievements will be measured in terms of the contribution you make to our joint effort.
     Fifth, we expect you to demonstrate good judgment. Judgment is essentially an ability to appraise facts. Factual knowledge must come before good judgment. This means you must continually educate yourself on our Company, our products and our industry. In this way, you will have the material on which a sound appraisal of good judgment is based.
     This is what we expect of you, and being in an extremely competitive environment, we have a real urgency in this expectancy.

WHAT  YOU  CAN  EXPECT  FROM  US
     One, you can expect from us the fairest treatment of which we are capable --- fair in respect to matters of compensation, fair in respect to working conditions and fair in respect to personnel policies.
     Two, you can expect from us, as a Company, complete honesty in whatever we do. Your assignments will never compromise the principles of honesty and common decency, which we also expect you, as an individual, to uphold.
     Three, you can expect that we will provide assignments which will represent challenges to you --- assignments which will enable you to grow toward your professional and personal objectives.
     Four, you can expect that we will offer opportunities for advancement. Our desire is to grow from within.
     Five, you can expect that we will be a demanding organization --- demanding of your time, your talents and the best which you as an individual have to offer. In this way our company will grow and you will grow with it.
     Perhaps all this can best be summarized in these words from an unknown author:
"Create mental pictures of your goals, then work to make those pictures become realities.
Exercise your God-given power to choose your own direction and influence your own destiny and try to decide wisely and well.
Have the daring to open doors to new experiences and to step boldly forth to explore strange horizons.
Be  unafraid  of  new  ideas,  new  theories  and  new  philosophies.
Have the curiosity to experimentto test and try new ways of living and thinking.
Recognize that the only ceiling life has is the one you give it and come to realize that you are surrounded by infinite possibilities for growth and achievement.
Keep your heart young and your expectations high and never allow your dreams to die".


MACDERMID  SHAREHOLDER  PRINCIPLES

1.OUR VISION IS TO BUILD ONE OF THE WORLD 'S GREATEST INDUSTRIAL COMPANIES We believe that the excitement inherent in the culture of ultra high performance will differentiate us from our competitors, who, while fine companies in their own right, simply will find it impossible to keep up with the fighting Clan MacDermid.

2.OUR  FORM  IS  CORPORATE,  OUR  ATTITUDE  IS  PARTNERSHIP
Unlike many public companies, our employees and Directors own close to 33% of the shares, so, we obviously think as owners. We hope that you consider your investment in MacDermid as being a part owner of a business, much as you would if you owned a small business in partnership with your close friend or family. You would not be concerned about the evaluation of that small business weekly or monthly. Many employees, including your CEO, have the vast majority of our net worth in MacDermid stock. We intend to be very long-term holders, thinking in generational terms. We desire to partner with like-minded individuals and institutions. We will not respond to short term pressures from the market.

3.WE  FOCUS  TO  BUILD  INTRINSIC  VALUE,  PER  SHARE
We define intrinsic value as the present value of free cash flow, measured per share. Cash flow will be invested in growth opportunities. We will build in significant margin for error in investment assumptions. We have no interest in top line growth for growth's sake. Per share cash flow is what counts. Our goal is to increase per share intrinsic value by 25% per year. We believe in setting stretch targets even though sometimes we may fall short of our goals.

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

6.LONG  TERM  INVESTMENT  HORIZON
We will aggressively fund sound internal growth opportunities mostly in research and market development regardless of short-term impact. We will fund these opportunities when the time is right, not necessarily when it is convenient. Our internal investment opportunities normally offer an exceptional return, but often require multi-year horizons. We will avoid the stop-start method of investing, which is typical of a short-term mentality.

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

MESSAGE  TO  SHAREHOLDERS

Dear  Shareholders,

The external environment in fiscal year 2001 was the most difficult in recent memory. For the first time since the early 90's we experienced "head winds" in each of our major businesses that became more pronounced as the year progressed. Revenues for 2001 were $794 million, up 4% from $758 million in the prior year. Earnings were sharply lower. Earnings per share were $1.07 vs. $1.40 after one
- time costs, and $1.33 vs. $1.70 before. Included in revenues in 2001 was $82 million resulting from acquisitions. On a comparable basis revenues were down 2%. Rest assured no one at MacDermid considers this satisfactory performance. This year represents a stumble, the second in a row. Our share price finished the year at $18.08, down 38%%. Not a lot to feel proud of or, is there more to the story?

THE STORY: As the year progressed our markets weakened. Printed circuits suffered from unprecedented declines in demand as inventories of electronic devices began piling up in the supply chain. An important measure of demand, the book - to - bill ratio for printed circuits ended the year at .63, the lowest since the measure was introduced. A ratio of 1.0 would mean bookings and shipments were balanced. The slowing of the U.S. economy was evidenced in automotive production, which ended 15% lower, driving down the demand for our industrial products. Advertising and printing activity in graphic arts trended down as the year progressed. Yes, the external environment presented a difficult challenge.

REOCCURRING REVENUES: This year's difficult external environment provided the background for us to demonstrate the relative lack of volatility of earnings and especially cash flow in down cycles. A very important characteristic of your company is the percentage of reoccurring revenues. Reoccurring revenues are sales revenue of the company that don't require a new sales cycle. We refer to this as consumable revenues. Most of our products are consumed, or used in our customers' manufacturing processes. This means purchases of our products cannot be postponed or otherwise reduced in a cost savings initiative. Yes, the amount of our product used may be reduced if our customers produce less. For example, in the graphic arts business, our customers use a photopolymer printing plate for every page of a newspaper. A page cannot be printed without one. When fewer pages are printed, our volume is reduced as we experienced this year. Reoccurring revenues were 89% of total revenues this year. For many of our product lines there is a minimum usage of our products to operate a production line, regardless of whether the line is fully utilized or not. This is why we often experience smaller reductions in revenues than our end markets would indicate.

VARIABLE COST STRUCTURE. 64% of our total costs are manufacturing costs incurred to produce our chemical business products.75% of manufacturing cost is raw materials. We purchase more than 1,000 raw materials. Historically, the economic cycles of different raw materials run counter to one another, offsetting an increase in one with a reduction in another. Raw materials are strictly variable in usage, i.e. the more products we sell the more we produce and visa versa. As a result, the portion of cost represented by raw materials remains a constant percent as volume moves up and down. There is a significant portion of our "SG&A" that is variable as well. This results from a highly leveraged compensation system. When earnings are down, bonuses, which represent as much as 20% of total compensation, are also down, offsetting a good amount of the impact.

 BETTER  CASH  FLOWS  IN DIFFICULT TIMES.  Fiscal 2001 cash from operations were
$59 million, about equal to the prior year. Owner earnings of $43.4 million were 15% higher than the previous year. We will increasingly refer to owner earnings. This is a measure of the cash available for investment generated by the business in the period. We define owner earnings as net income, plus non-cash items, plus or minus the change in working capital, less capital expenditures. Another way to look at owner earnings is the amount of cash that could be taken out of the business, or reinvested in it. MacDermid has always been cash flow oriented. This year with the difficult external environment, we made a greater effort than normal. Capital expenditures are much more discretionary at MacDermid than one might suspect. This year net capital expenditures were $8 million lower than the prior year. We estimate our maintenance capital expenditure at about $8 million. Any spending over that should produce a growth opportunity. Capital expenditures are subject to delays or cancellations if the economic situation warrants doing so. We did a much better job of utilizing cash globally, minimizing non-productive uses and balances. Our new heightened focus on cash will continue to benefit us in fiscal 2002.

BACK TO THE FUTURE. As we said in last year's report, the strategic transformation of MacDermid is complete. Your company today is much more balanced in terms of business risk. The platform for growth is also more robust. There is no longer a strategic imperative to grow by acquisition.
  We find ourselves in a very similar position to the early 90's. Our businesses enjoy outstanding fundamentals. They generate significant cash and require only modest reinvestment. They are relatively recession resistant, and enjoy defendable competitive advantage. We have a lot to work with.

  In the early 90's we took a business with good dynamics and by exhibiting an intense focus on the basics, turned average performance into extraordinary results. Our starting point today is very similar. There are some 2,500 new
Clan members who came from different cultures, good companies, albeit traditional. There is little traditional about MacDermid. A high performance expectation is fundamental to our culture. We act like owners. We take risks as entrepreneurs. We can afford to take risks because we spend your money like it was our own. Our performance standards are similar to what one would expect from a small business owner. To us it ALL matters. We know that people can change to embrace our philosophies. All of MacDermid changed in the early 90's. We also know it isn't easy. It takes inspired leadership, and a focus that can be scary in its intensity. Simply telling people about it doesn't change behavior. As we have begun this transformation we have had to change leadership. There can be no room for uninspired leaders if we are to be successful in this transformation. Make no mistake, this is a change that must occur. As your Chairman and CEO, I know I am the one who you must hold accountable. This is a transformation that must not fail. I take great comfort knowing that I am not alone. We have promoted progressive "young at heart" people who clearly "get it" and we will be supporting them closely. Recognizing the need for additional management capacity, especially at corporate, we are recruiting for a few key positions. There is large group of Clan members all around the world who need no special encouragement to embrace the MacDermid Philosophy. We will be building from that base. We also know there are key people from within the newly acquired organizations who are excited about this entrepreneurial opportunity.

BACK TO THE FUTURE IS ALREADY STARTED! Significant movement to focus on the basics has already started. Last year when we acquired PTI we thought we could operate Graphic Arts as a separate unit. We soon realized that graphic arts would not be able to meet our expectations without completely adopting the MacDermid operating philosophy. As a result, we announced the closure of their former headquarters, and a management reorganization as part of an overall $12 million cost reduction initiative that was complete by year-end. We saw an improvement in the fourth quarter and now fully expect Graphic Arts to meet our expectations. Our refocus on the basics of frugal entrepreneurship is in the early stages. We are seeing reductions in all discretionary areas, travel and entertainment, small purchases, facilities and much more. In Graphic Arts we have only recently begun sharing raw material costs between locations and we see a major opportunity to reduce these costs. During the year we sold a European fuel oil additive business and a small adhesive and sealant business. After the year-end we announced the write-off of our Via Tek investment in Chicago. This recognizes the end of one frustrating chapter in our investment in electronics manufacturing. We were unable to obtain the production levels and yields in Chicago that we were reaching in Spain. This will, however, eliminate more than $8 million in losses incurred in 2001.
MAKING THEM OWNERS. Employee ownership has been high at MacDermid since the employees bought the company from Archie MacDermid 42 years ago. We believe employee ownership is key to the success of the MacDermid philosophy. In an effort to jump-start this entrepreneurial transformation, we will be asking for your approval for two new stock option plans. First a worldwide, all employee plan intended to award options to all employees. The second is a new executive option plan. It is an indexed, performance plan, designed to ensure that our executives gain only if we meet performance targets and outperform the index. This plan is rare because it does not reward for average performance and it requires us to treat the cost as an expense in the income statement.

HAROLD LEEVER THE FOUNDER OF THE MODERN CLAN MACDERMID HAS PASSED ON. Harold implored us not to stand at his grave and weep, but to take inspiration from his life. Harold embodied the MacDermid philosophy like no one else. He was the tough taskmaster who knew that greatness never resulted from taking the easy road. He believed to the tips of his toes in innate human potential. His motives were pure. He just wanted people to be more successful than they themselves thought possible. And most of all Harold had fun. He reveled in the challenges we faced. He laughed in the face of adversity. He celebrated victory, did he ever celebrate victory! His life was MacDermid. We owe him a great debt as he created the special place called the Clan MacDermid. Now he has left it up to us. What do we do with this legacy? We can take the easy road and seek to fit in with the crowd. Or, we can continue the road less traveled, and take this as but the beginning. As you can see by reading the above, I have already decided. I know I can count on the Clan to respond, and appreciate the support of our shareholder partners. We will not fail.


/s/  Daniel  H.  Leever
Daniel  H.  Leever
Chairman  of  the  Board  and  Chief  Executive  Officer




(Three vertical bar graphs are provided here, net sales, earnings per share, and return on equity. Each graph depicts one facet of results of operations for the fiscal years 1997 through 2001.)

                                  GRAPH VALUES
Net Sales (in $U.S. millions), Earnings Per Share (diluted, in $U.S.), Return On
Equity  (percentage)


                      '97      '98      '99       '00        '01
NET SALES           $440.3   $528.6   $612.8   $  758.1   $  794.8
EARNINGS PER SHARE  $ 0.83   $ 0.92   $ 1.72   $ 1.70(1)  $ 1.33(1)
RETURN ON EQUITY      31.4%    30.6%    41.3%   29.2%(1)   19.3%(1)


(1) Excluding one-time, merger related charges in 2001 and 2000 and restructuring/impairment charges in 2001.


MACDERMID,  INCORPORATED:  PROFILE  OF  AN  INDUSTRIAL  LEADER

Founded in 1922 and headquartered in Waterbury, Connecticut, MacDermid, Incorporated (NYSE:MRD) is a leading worldwide manufacturer of specialty chemical processes for the metal and plastic finishing, electronics and graphic arts industries with operating facilities in over 20 countries. The Corporation employs over 4,300 worldwide, many of whom are shareholders. Our vision is to build one of the world's greatest industrial companies.



FIVE  YEAR  SELECTED  FINANCIAL  DATA
(In  thousands,  except  share  and  per  share  amounts)


OPERATING RESULTS                                            2001          2000          1999          1998          1997
-------------------------------------------------------  ------------  ------------  ------------  ------------  ------------
Net Sales                                                $   794,776   $   758,080   $   612,801   $   528,567   $   440,297
Gross Profit                                             $   354,550   $   358,936   $   295,133   $   257,961   $   212,947
Income Before Extraordinary Charge                       $    34,804   $    49,120   $    55,626   $    31,389   $    28,598
Net Earnings Available for Common Shareholders           $    34,804   $    45,358   $    55,626   $    29,758   $    26,762
Diluted Earnings Per Common Share (1)                    $      1.07   $      1.40   $      1.72   $      0.92   $      0.83

FINANCIAL POSITION AT YEAR END
-------------------------------------------------------
Working Capital                                          $   125,689   $   133,318   $   117,643   $    99,637   $    73,005
Current Ratio                                                    1.5           1.7           1.6           1.8           1.7
Capital Expenditures                                     $    22,437   $    24,039   $    20,036   $    14,158   $    11,669
Total Assets                                             $   884,825   $   790,492   $   737,289   $   498,195   $   400,123
Long-term Debt (Includes Short-term Portion)             $   461,136   $   406,697   $   406,381   $   263,567   $   185,376
Percent of Total Capitalization
     (Excluding Preferred Stock)                                66.7          65.6          71.3          71.3          67.8
Redeemable Preferred Stock                                        --            --            --            --   $    32,436

OTHER DATA
-------------------------------------------------------
Return On Sales (%)                                              4.4           6.0           9.1           5.6           6.1
Return On Average Common Equity (%)                             15.7          24.1          41.3          30.6          31.4
Cash Provided by Operations                              $    59,070   $    59,834   $    80,456   $    55,610   $    49,087
Cash Provided By (Used In) Investing Activities          $   (94,318)  $   (36,937)  $  (195,697)  $   (94,281)  $   (10,161)
Cash Provided By (Used In) Financing Activities          $    30,273   $   (22,793)  $   129,968   $    39,255   $   (41,362)
EBITDA (2)                                               $   131,015   $   144,553   $   135,958   $   104,436   $    84,691
Owners' Earnings (3)                                     $    43,417   $    36,436   $    60,461   $    42,117   $    38,289
Pro Forma Cost of Stock Options (4)                      $     3,128   $     3,185   $     2,019   $        78   $        70
Diluted Earnings Per Share had Pro Forma Cost of Stock
Options been Expensed (4)                                $      1.01   $      1.34   $      1.68   $      0.92   $      0.83

SHARE DATA
-------------------------------------------------------
Common Shareholders' Equity                              $   230,669   $   213,254   $   163,350   $   106,315   $    88,136
Cash Dividends Per Common Share (1)                      $      0.08   $      0.08   $      0.08   $      0.07   $    0.0667
Common Shares Outstanding (1)
   Diluted Average During Year                            32,400,385    32,429,450    32,421,296    32,183,821    32,368,481
   Outstanding At Year-end                                31,152,054    31,155,921    31,155,374    31,094,531    30,560,084
Stock Price (1)
   High                                                  $     29.12   $     46.75   $     42.38   $     37.00   $     13.00
   Low                                                   $     15.70   $     22.19   $     23.38   $     11.59   $      7.16
   Year-end                                              $     18.08   $     26.50   $     33.94   $     28.75   $     11.59


(1)  Share  and  per  share  data  have  been  restated  to reflect the effects of 3-for-1 stock splits effective February 6,
     1998  and  November  15,  1996.
(2)  Represents  earnings  from  operations  before  interest,  taxes  on  earnings,  depreciation  and amortizations. EBITDA is  not  intended  to  represent  cash  flow  from operations as defined by generally accepted accounting principles. It should  not  be  used  as  an  alternative  to net income as an indicator of operating performance or to cash flows as a measure  of  liquidity.
(3)  Represents  cash  flow  from  operations, less net capital spending.  Owners' Earnings is not intended to represent cash flow  from  operations  as defined by generally accepted accounting principles. It  should not be used as an alternative to  net  income  as  an  indicator  of  operating  performance  or  to  cash  flows  as  a  measure  of  liquidity.
(4)  Pro  forma  cost  stock  options  as  presented  above is different from those in the financial statements, arising from those  granted  to  the  Chairman  of  the  Board  and Chief Executive Officer.  The options were a three-year grant and therefore,  the  pro  forma  cost,  as  viewed  by  management,  is  spread  over the three years covered by this grant.




MANAGEMENT'S  DISCUSSION  &  ANALYSIS  OF  FINANCIAL  CONDITION
&  RESULTS  OF  OPERATIONS

(In  thousands,  except  share  and  per  share  amounts)

CONSOLIDATED  OVERVIEW
     IN FISCAL 2001 MACDERMID, INCORPORATED ("THE CORPORATION") FURTHER RESHAPED ITS BUSINESS PORTFOLIO WITH THE ADDITION OF ELECTRONICS MANUFACTURING TO ITS BUSINESS SEGMENTS. PRIOR TO FISCAL 2000, THE CORPORATION OPERATED WITHIN A SINGLE BUSINESS SEGMENT WITH THE MOST SIGNIFICANT CONCENTRATION OF BUSINESS TO PRINTED CIRCUIT BOARD MANUFACTURERS. THE ACQUISITION OF W. CANNING, PLC ("CANNING") IN THE LATER PART OF FISCAL 1999, COUPLED WITH THE MERGER WITH PTI INC. ("POLYFIBRON") IN FISCAL 2000, BEGAN THE CORPORATION'S BUSINESS SEGMENT EXPANSION. THESE TRANSACTIONS HAVE POSITIONED THE CORPORATION IN THREE PRINCIPAL BUSINESS SEGMENTS AS A WORLDWIDE MARKET LEADER IN GRAPHIC ARTS AND ADVANCED
SURFACE FINISHES, AS WELL AS HAVING A PRESENCE IN ELECTRONICS MANUFACTURING. THE GRAPHIC ARTS INDUSTRIES NOW REPRESENT THE LARGEST CONCENTRATION OF BUSINESS FOR THE CORPORATION.
     FISCAL 2001 NET SALES OF $794,776 WERE 5% HIGHER THAN THE PREVIOUS YEAR, $758,080 AND THIS REPRESENTS THE SEVENTH CONSECUTIVE RECORD YEAR FOR NET SALES. SEVERAL ACQUISITIONS (AND DIVESTITURES OF NON-CORE BUSINESS, NET) CONTRIBUTED SIGNIFICANTLY TO THE INCREASE IN SALES. WORLDWIDE ECONOMIES WEAKENED THROUGHOUT THE YEAR AND THE CORPORATION WITNESSED A SLOWING BUSINESS TREND DURING THE SECOND HALF OF THE FISCAL YEAR PARTICULARLY IN ASIA AND THE UNITED STATES. DURING THE YEAR, THE DOLLAR STRENGTHENED AGAINST MOST FOREIGN CURRENCIES RESULTING IN A NEGATIVE EFFECT OF APPROXIMATELY 4% ON TRANSLATED NET SALES.
     GROWTH FROM NEW BUSINESS ACTIVITY THROUGHOUT THE YEAR IN THE ASIAN AND EUROPEAN REGIONS MORE THAN OFFSET THE NEGATIVE ECONOMIC FACTORS WHICH DEVELOPED DURING THIS PAST YEAR AND PRODUCED SATISFACTORY GROWTH IN OPERATING PROFITS, IN THESE REGIONS, FOR 2001. IN NORTH AMERICA, OPERATING PROFITS WERE SUBSTANTIALLY LESS THAN COMPARED TO THE PREVIOUS YEAR. THE WEAK PERFORMANCE WAS PRINCIPALLY DUE TO SLUGGISH PURCHASING BY MOST ELECTRONICS CUSTOMERS IN A SOFT INFORMATION TECHNOLOGIES MARKET. THE DEMAND FOR ADVERTISING PRINTING AND CORRUGATED PACKAGING AT MANY CUSTOMERS WAS SLOW, AS WELL. CUSTOMER CAPITAL RESOURCES WERE TIGHT AND THERE WERE COMPETITIVE PRICING PRESSURES. AFTER GIVING EFFECT TO ONE-TIME MERGER COSTS AS WELL AS RESTRUCTURING AND IMPAIRMENT CHARGES THE DILUTED EARNINGS PER SHARE WERE $1.07 IN 2001 AS COMPARED TO DILUTED EARNINGS PER SHARE OF $1.40 AFTER MERGER-RELATED COSTS (INCLUDING AN EXTRAORDINARY CHARGE FOR DEBT RESTRUCTURING) IN 2000. FOREIGN CURRENCY TRANSLATION RESULTED IN
LOWER  REPORTED  EARNINGS  OF  $0.05  PER  SHARE  FOR  2001.

ACQUISITIONS
     The Corporation acquired a 60% interest in Eurocir S.A., a printed circuit board manufacturer based in Spain, effective January 1, 2001. Fiscal 2001 consolidated operating results include the results of Eurocir S.A. since that date. The acquisition was financed through bank borrowings under the revolving credit facility. The total purchase price of approximately $31,000 was accounted for as a purchase transaction and included inventory, fixed assets and goodwill of approximately $24,000 which is being amortized over 15 years. There is a minority interest reflected in the financial statements for March 31, 2001. The purchase and sale agreement includes a put and call arrangement for the remaining 40% interest which expires after the fifth anniversary of the closing date. The purchase price for the remaining 40% is based on a multiple of earnings from operations before interest, taxes on earnings, depreciation and amortization ("EBITDA") during that period.
     On June 13, 2000, the Corporation acquired the assets, subject to certain liabilities, of the digital graphics business unit of VirtualFund.com, Inc. ("Colorspan") and the results of Colorspan are included in the consolidated operating results since that date. The acquisition was financed through bank borrowings under the revolving credit facility. The total purchase price of approximately $47,000 was accounted for as a purchase transaction and included inventory, fixed assets, goodwill and other intangible assets. The goodwill and intangibles of approximately $25,000 and $17,000, respectively, are being amortized over 15 years.
     During fiscal 2000 the Corporation completed a merger with Polyfibron. On December 29, 1999, the Corporation issued 6,999,968 shares and share equivalents of its common stock in exchange for all of the outstanding shares of Polyfibron. This business positions the Corporation as a worldwide Graphic Arts leader. The primary products offered to the printing industry include offset blankets, printing plates, textile blankets and rubber based covers for industrial rollers. The business combination has been accounted for as a pooling of interests and accordingly, the consolidated financial statements for the periods prior to the combination have been restated to include the accounts and results of operations of Polyfibron.
     On May 3, 1999 a subsidiary of the Corporation acquired controlling interest in Galvanevet S.P.A., an industrial products, specialty chemical manufacturer in Italy. Consolidated operating results for fiscal 2000 include the results of Galvanevet S.P.A. since that date. The total purchase price of approximately $22,500 was accounted for as a purchase transaction and included inventory, fixed assets and goodwill of approximately $12,800 which is being amortized over 15 years. The acquisition was financed through bank borrowings under the revolving credit facility.
     During fiscal 1999 the Corporation acquired the outstanding shares of Canning. This business significantly enhances the Corporation's industrial products presence worldwide and includes new product offerings for offshore fluids, sealants and adhesives and fuel and water additives businesses primarily in North America and Europe. The total purchase price of approximately $160,000, including closing costs, was accounted for as a purchase transaction and included inventory, fixed assets, goodwill and other intangibles. The goodwill (approximately $87,000) is being amortized over 40 years while the other identifiable intangibles (approximately $36,000) are being amortized over periods ranging between 6 and 40 years. The acquisition was financed through bank borrowings. Consolidated operating results for fiscal 1999 include the results of the Canning business from December 2, 1998.



RESTRUCTURING
     The Corporation embarked on a restructuring program during the second quarter of fiscal 2001 with an effort to strategically reposition its operations in both Graphic Arts and Advanced Surface Finishes. In connection with these actions, restructuring charges of $6,663 ($0.13 per share, diluted) were recorded during fiscal 2001 summarized as follows:


Severance                            $6,133
Lease cancellation/Asset write-offs     530
                                     ------
  Total                              $6,663
                                     ======

The Corporation had grown significantly through acquisitions over the previous two fiscal years and a comprehensive review of its cost structure was undertaken in order to achieve cost savings, primarily severance for management and office support redundancies that had developed. Approximately 140 employees have severed in accordance with the program resulting in cash payments of $3,980. An office facility for the previous headquarters of Polyfibron was closed resulting in other charges of $363. The program is substantially complete and at March 31, 2001, the remaining balance of $2,320 represents employee severance costs for 25 individuals and lease cancellation costs. These cost saving measures are expected to result in total selling, technical and administrative ("ST&A") annual savings of approximately $15,000 beginning in fiscal 2002.
FISCAL  2001  VS.  FISCAL  2000
SALES,  COSTS  AND  EXPENSES:
     Graphic  Arts:
     Fiscal 2001 Graphic Arts net proprietary sales of $311,767 increased 6% over fiscal 2000 net proprietary sales of $293,459. The Graphic Arts segment is an entirely proprietary business. Acquisitions (net) added approximately $37,200 and a stronger U.S. dollar had the effect to reduce sales approximately $9,800. Net proprietary sales would have decreased 3% from the previous year, without the incremental sales related to acquisition and excluding the negative effect from foreign currency exchange.
     Costs as a percentage of sales increased slightly over the previous year. Certain excessive manufacturing costs were incurred during the year and overhead recoveries declined. In addition, the acquired business added costs at a noticeably higher percentage of sales from traditional business. These principal factors resulted in an overall gross profit percentage of 42.4% in 2001 as compared to 45.7% in 2000.
     ST&A expenses, excluding restructuring costs in 2001 ($4,351) and one-time merger costs in 2001 and 2000 ($1,473 and $5,727, respectively), were $83,600 for 2001, a 15% increase as compared to $72,504 for 2000. ST&A, excluding acquisition and foreign currency exchange differences decreased 6%. ST&A, as a percentage of sales was 31.1% as compared to 24.7% in the previous year, but would have been relatively similar absent the effects from acquired business. Total research and development costs were $13,469 in 2001, an increase (including effect of acquired business) of 29% over 2000. Total amortization charged to earnings was $8,788 for 2001 up from $7,030 in 2000. The principal effect on this increase is the amortization of goodwill and other intangibles from the Colorspan acquisition. As a result, operating profit of $39,257 (after amortization) decreased 24% from the previous year.
     Advanced  Surface  Finishes:
     Net sales of $447,875 decreased 4% in fiscal 2001 for Advanced Surface Finishes. Proprietary products represent approximately 87% of the Advanced Surface Finishes segment. Fiscal 2001, proprietary sales of $388,840 increased 2% over fiscal 2000, proprietary sales of $383,000. Acquisitions added approximately $10,000 and a stronger U.S. dollar had the effect to reduce sales approximately $17,500. Net proprietary sales would have increased 4% from the previous year, were the incremental sales related to acquisition and negative effect from foreign currency exchange to be excluded. This Advanced Surface Finishes increase came from the Asian region, primarily during the first half of the year.
     Costs as a percentage of sales decreased slightly from the previous year. Sales mix continued to shift to newer, more efficient and environmentally Friendly electronics technologies that carry more favorable gross margins. Softening pricing for certain products, including dry film photoresist has stabilized this year, as well. These principal factors resulted in an overall gross profit percentage of 50.0% in 2001 as compared to 48.4%
in  2000.
     ST&A expenses, excluding restructuring costs in 2001 ($2,312) and one-time merger costs in 2000 ($1,890), were $142,244 for 2001 a 7% decrease as compared to $152,222 for 2000. ST&A, excluding acquisition and foreign currency exchange differences decreased 4%. ST&A, excluding restructuring costs, as a percentage of sales was 31.8%, a decrease of approximately 1% from 32.8% in the previous year. Total research and development costs were $10,997 in 2001, a decrease of 9% from 2000. Total amortization charged to earnings was $11,484 for 2001 up from $10,533 in 2000. The increase is from goodwill amortization of various recent acquisitions throughout Europe. As a result, operating profit of $70,142 (after amortization) increased 8% over the previous year.
     Electronics  Manufacturing:
     The Electronics Manufacturing segment is newly formed this year by the acquisitions of the remaining interest in the joint venture Dynacircuits, in July 2000, and a 60% majority interest in Eurocir S.A., in January 2001. Net sales were $35,134 for fiscal 2001. These sales are classified as non-proprietary and the board business does not carry the same level of gross margin as the chemical business. Costs were in excess of sales due to start-up difficulties at Dynacircuits and an asset impairment charge (see Consolidated Financial Statement Note 1(e)), thus margins were adversely affected. The underlying gross profit percentage of 8.1% for the Eurocir group in 2001 is not necessarily indicative of the expectation for future fiscal years. ST&A expenses were $4,213 for 2001, which is 12.0% of sales. Total amortization charged to earnings was $369 for 2001, representing three months activity for the Eurocir acquisition. As a result, operating losses (after amortization and including asset impairment charges) totaled $10,347 for the partial year 2001.

INCOME TAXES: The overall effective income tax rate increased to 36.8% in 2001 from 36.3% in 2000. The rate increase was due to a combination of the change in earnings mix from lower to higher tax jurisdictions, the non-deductible goodwill charges associated with the Canning acquisition and a write-off of deferred tax assets that will not be realized. These charges were somewhat offset by the continuing impact of worldwide tax minimization strategies.

NET EARNINGS: The Corporation increased long-term borrowings throughout the year, primarily to effect its acquisition strategy. In addition, the cost of borrowing increased approximately one percentage point and, therefore, net interest expense increased 7% over 2000. This, coupled with lower operating profit due to modest sales increases and relatively higher costs and expenses for 2001, pushed net earnings below 2000. Diluted earnings per share decreased in 2001 to $1.07 per share as compared to $1.40 per share in 2000.


FISCAL  2000  VS.  FISCAL  1999
The discussion for 2000 vs 1999 is after giving effect to the merger with Polyfibron.
SALES,  COSTS  AND  EXPENSES:
     Graphic  Arts:
     Fiscal 2000 Graphic Arts net proprietary sales of $293,459 increased 10% over fiscal 1999. This increase was due to acquisitions offsetting a weakness in printing plates for the advertising industry. Foreign currency translation did not have any measurable affect on sales. Costs as a percentage of sales increased somewhat in 2000 over 1999, due to increased factory expenses and a higher cost structure on acquired business. Gross profit percentage was 45.7% in 2000 as compared to 47.7% in 1999. ST&A expenses (excluding merger costs) were $72,504 for 2000 as compared to $65,360 for 1999. This 11% increase was entirely a result of new costs from purchase acquisitions. ST&A, as a percentage of sales (24.7%) were similar to the previous year. Research and development expenses of $10,475 increased 3% over the previous year. Total amortization charged to earnings was $7,030 for 2000 up from $6,445 in 1999. As a result, operating profit of $51,383 (after amortization) decreased 4% from the previous year.
     Advanced  Surface  Finishes:
     Fiscal 2000 Advanced Surface Finishes net sales of $464,621 increased 34% over fiscal 1999. This increase was significantly due to the Canning acquisition, late in 1999. Foreign currency translation of a stronger U.S. dollar had the effect to reduce sales approximately $8,000. Proprietary sales represent 82% of total sales for 2000. Net proprietary sales would have increased approximately 6% over the previous year, were the incremental sales related to acquisition and negative effect from foreign currency exchange to be excluded. Costs as a percentage of sales were virtually the same for 2000 as in 1999. Softening pricing for certain products, especially dry film photoresist was largely offset by an improved product mix towards newer products, which are more efficient and environmentally friendly. Gross profit percentage was 48.4% in 2000 as compared to 48.5% in 1999. ST&A expenses (excluding merger costs) were $152,222 for 2000 as compared to $111,031 for 1999. This 37% increase was greatly a result of new costs from purchase acquisitions and a delay in developing cost synergies. ST&A, as a percentage of sales (32.8%) were similar to the previous year. Research and development expenses, $12,073 increased 7% over the previous year. Total amortization charged to earnings was $10,533 for 2000 up from $5,885 in 1999, principally from the Canning acquisition. As a result, operating profit of $65,534 (after amortization) increased 24% from the previous year.

INCOME TAXES: The overall effective income tax rate increased to 36.3% in 2000 from 33.4% in 1999. The rate increase was brought about by the Corporation incurring costs related to the merger with Polyfibron, which are not deductible for tax purposes, along with an increase in non-deductible goodwill, resulting primarily from the Canning acquisition. These charges were somewhat offset by increased foreign tax credits and the continuing impact of worldwide tax minimization strategies.

NET EARNINGS: Although debt balances at year-end are similar, the level of borrowings during the year were much higher in 2000 as a result of borrowings late in 1999 to effect the Canning acquisition. Net interest expense increased 21% over 1999 due to the higher level of borrowings and from an approximate one percentage point interest rate increase for most of the fiscal year. Acquisitions resulted in increased sales and expenses and after the cost of the associated borrowings, were accretive to earnings in 2000. This coupled with otherwise flat operating profit due to modest sales increases and ViaTek start-up costs left net earnings below 1999. Diluted earnings per share (including an extraordinary charge for early retirement of debt, $3,762 after tax, in fiscal 2000) were $1.40 per share in 2000 as compared to $1.72 per share for 1999.
NEW  ACCOUNTING  STANDARDS
     Effective for the fourth quarter of fiscal 2001, the Corporation adopted Emerging Issues Task Force Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs". As a result, freight charged to customers is included as sales and all remaining freight costs are charged to ST&A expenses. Prior amounts have been restated to conform to the current presentation.
     The FASB issued in 1998, Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS133") which replaces existing pronouncements and practices with a single, integrated, accounting framework for derivatives and hedging activities. The Corporation adopted SFAS133 on April 1, 2001 and will achieve hedge accounting treatment for substantially all of the Corporation's business transactions whose risks are covered using derivative instruments. The hedge accounting treatment provides for the deferral of gains or losses on derivative instruments until such time as the related transactions occur. The Corporation estimates that if it had accounted for its derivatives in accordance with the new standard as of March 31, 2001, liabilities totaling $927 would have been recorded on the balance sheet with an offsetting entry to Accumulated Other Comprehensive Income. LIQUIDITY & CAPITAL RESOURCES
     Cash flows from operations are used to fund dividend payments ($0.08 per common share for fiscal 2001) to shareholders, working capital requirements of the Corporation and capital projects. The Corporation has paid cash dividends continuously since 1948. During fiscal 2001 cash flows provided by operations, $59,070, were similar to the prior year. From time to time the Corporation utilizes additional outside sources to fund overall needs, including major capital projects for new and upgraded research and technical, manufacturing and administrative facilities and for business acquisitions. In certain years, the Corporation has embarked on programs that have required significant amounts of funds in excess of those available from cash flows from operations.
     New opportunities for business acquisitions, which become available from time to time, are evaluated individually as they arise based upon MacDermid's criteria for technological improvement and innovation, potential for earnings growth and compatibility with the existing distribution channels. Management intends to pursue those opportunities that have a strong potential to enhance shareholder value. One such opportunity this past year was Eurocir S.A. The
Corporation acquired a 60% interest in this electronics printed circuit board manufacturer for approximately $31,000 as part of its plan to further the application of its ViaTek process. Another opportunity was the acquisition of Galvanevet S.P.A. purchased for approximately $23,500, which improved the Corporation's position in the European Advance Surface Finishes industrial markets, since 1999. During the third quarter of fiscal 1999, the Corporation purchased W. Canning, plc for approximately $160,000 (including closing costs). These purchases are presently financed through bank borrowing under six-year term loans and a revolving credit agreement with Bank of America.
     New capital spending during fiscal 2001 of approximately $22,437 as compared with $24,039 in fiscal 2000 and $20,036 in fiscal 1999, included new, as well as upgraded, manufacturing facilities worldwide and replacement of technical equipment. For fiscal 2002, planned new capital projects total approximately $14,000.
     The Board of Directors has, from time to time, authorized the purchase of issued and outstanding shares of the Corporation's common stock for its treasury. On July 22, 1998 the Board of Directors authorized the purchase of up to an additional 1,000,000 shares of the Corporation's common stock, then, on November 16, 1999 the Board of Directors reduced this authorization to 200,000. Pursuant to this, and previous authorizations, MacDermid acquired 9,794 shares during fiscal 2001 and 98,234 shares during fiscal 1999 in privately negotiated purchases. Treasury shares may be used for transfer or sale to employee benefit plans, business acquisitions or for other corporate purposes. The outstanding authorization to purchase up to 174,326 shares, if exercised at the NYSE closing price on March 31, 2001, would cost approximately $3,152.
     The Corporation's financial position remains strong and, other than the satisfaction of debt obligations, there are no long-range commitments, which would have a significant impact upon results of operations, financial condition or liquidity. The Corporation had domestic and foreign; short-term uncommitted credit lines with banks approximating $75,000 ($11,748 outstanding at March 31, 2001) in addition to $215,000 ($144,340 outstanding at March 31, 2001) committed revolving credit facility. Management believes that additional borrowing could be obtained if needed.



The principal sources and uses of cash in fiscal years 2001, 2000 and 1999 were as follows:


                                      2001      2000      1999
                                    ---------  -------  ---------
Cash provided by:
Operations                          $ 59,070   $59,834  $ 80,456
Proceeds from disposition of
fixed assets, certain business and
available-for-sale securities         16,749    13,453       101
Option exercises                         ---       ---       162
Net increase in borrowings            32,962       ---   135,325
                                    ---------  -------  ---------
                                    $108,781   $73,287  $216,044
Cash used for:
Capital expenditures                $ 22,437   $24,039  $ 20,036
Business acquisitions                 88,630    26,351   175,501
Purchase of treasury shares              196       ---     3,508
Dividend payments                      2,493     2,133     2,011
Net decrease in borrowings               ---    20,660       ---
                                    ---------  -------  ---------
                                    $113,756   $73,183  $201,056
Other - net                          ($2,595)  $ 2,384     ($345)
                                    ---------  -------  ---------
Net increase (decrease) in cash     =========  =======  =========
balances                             ($7,570)  $ 2,488  $ 14,643
                                    =========  =======  =========



EURO  CURRENCY  CONVERSION
     On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency ("Euro"). The transition period for the introduction of the Euro ends June 30, 2002. Issues that face the Corporation as a result of the introduction of the Euro include converting information technology systems which were largely upgraded under the year 2000 compliance review, reassessing currency risk, negotiating and amending contracts, as well as processing accounting and tax records. The Corporation is continually addressing these issues and does not expect the Euro to have a material effect on its financial condition or results of operations.
ENVIRONMENTAL  MATTERS
     As manufacturers and distributors of specialty chemicals and systems, the Corporation is subject to extensive U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing: discharges of pollutants into the air and water; the management and disposal of hazardous substances and wastes; and the cleanup of contaminated properties.
     The Corporation has incurred, and will continue to incur, significant costs and capital expenditures in complying with these laws and regulations. The Corporation could incur significant additional costs, including cleanup costs, fines and sanctions and third-party claims, as a result of violations of or liabilities under environmental laws. In order to ensure compliance with applicable environmental, health and safety laws and regulations, the Corporation maintains a disciplined environmental and occupational safety and health compliance program, which includes conducting regular internal and external audits at its plants to identify and categorize potential environmental exposure.
     The Corporation's nature of operations and products (including raw materials) exposes it to the risk of liabilities or claims with respect to environmental cleanup or other matters, including those in connection with the disposal of hazardous materials. The Corporation has been named as a potentially responsible party ("PRP") at three Superfund sites. There are many other PRPs involved at each of these sites. The Corporation has recorded its best estimate of liabilities in connection with site clean-up based upon the extent of its involvement, the number of PRPs and estimates of the total costs of the site clean-up that reflect the results of environmental investigations and remediation estimates produced by remediation contractors. While the ultimate costs of such liabilities are difficult to predict, the Corporation does not expect that its costs associated with these sites will be material.
     In addition, some of the Corporation's facilities have an extended history of chemical processes or other industrial activities. Contaminants have been detected at some of these sites, with respect to which the Corporations ise conducting environmental investigations and/or cleanup activities. These sites include some of the Canning sites acquired in December 1998, such as the Kearny, New Jersey and Waukegan, Illinois sites. The Corporation has established an environmental remediation reserve of $2 million, predominantly attributable to those Canning sites that it believes will require environmental remediation. With respect to those sites, it also believes that its Canning subsidiary is entitled under the acquisition agreement to withhold a deferred purchase price payment of approximately $2 million. To the extent the Corporation's liabilities exceed $2 million, it may be entitled to additional indemnification payments. Such recovery may be uncertain, however, and would likely involve significant litigation expense.
     The Corporation does not anticipate that it will be materially affected by environmental remediation costs, or any related claims, at any contaminated sites, including the Canning sites. It is difficult, however, to predict the final costs and timing of costs of site remediation. Ultimate costs may vary from current estimates and reserves, and the discovery of additional contaminants at these or other sites or the imposition of additional cleanup obligations, or third-party claims relating thereto, could result in significant additional costs.
     Legal  Proceedings
     On January 30, 1997, the Corporation was served with a subpoena from a federal grand jury in Connecticut requesting certain documents relating to an accidental spill from its Huntingdon Avenue, Waterbury, Connecticut facility that occurred in November of 1994, together with other information relating to operations and compliance at the Huntingdon Avenue facility. The Corporation was subsequently informed that it is a subject of the grand jury's investigation in connection with alleged criminal violations of the federal Clean Water Act pertaining to its wastewater handling practices. The Corporation has retained outside law firms to assist in complying with the subpoena and the underlying investigation. It has cooperated from the outset with the investigation and is currently involved in informal negotiations with the Government with a view towards settling any and all charges in this matter without resort to trial. At this time of these negotiations it is too speculative to quantify the precise financial implications to the Corporation.
     In addition, two of the Corporation's former employees, who worked at the Huntington Avenue facility, pled guilty in early 2001 to misdemeanor violations under the Clean Water Act in connection with the above matter. These individuals were recently sentenced to fines of $25,000 and $10,000 and 2 years probation, as well as community service.
     In a separate matter, on July 26, 1999, the Corporation was named in a civil lawsuit commenced in the Superior Court of the State of Connecticut brought by the Connecticut Department of Environmental Protection alleging various compliance violations at its Huntingdon Avenue and Freight Street locations between the years 1992 through 1998 relating to wastewater discharges and the management of waste materials. The complaint alleges violations of its permits issued under the Federal Clean Water Act and the Resource Conservation and Recovery Act, as well as procedural, notification and other requirements of Connecticut's environmental regulations over the foregoing period of time. The Corporation is vigorously defending this complaint. It currently believes that the outcome of this proceeding will not materially affect its business or financial position, however, the proceeding is in the early stages. Therefore, at this time it is too speculative to quantify the financial implications to the Corporation.

FORWARD-LOOKING  STATEMENTS
     This report and other Corporation reports include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that is based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. The statements contained in this report that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties.
     The words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions, have been used to identify forward-looking statements. These forward-looking statements are made based on management's expectations and beliefs concerning future events affecting the Corporation and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond its control, that could cause actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from the forward-looking statements: acquisitions and dispositions, environmental liabilities, changes in general economic, business and industry conditions, changes in current advertising, promotional and pricing levels, changes in political and social conditions and local regulations, foreign currency fluctuations, inflation, significant litigation; changes in sales mix, competition, disruptions of established supply channels, degree of acceptance of new products, difficulty of forecasting sales at various times in various markets, the availability, terms and deployment of capital, and the other factors discussed below under the heading "Risk Factors" and elsewhere in this report.
     All forward-looking statements should be considered in light of these factors. The Corporation undertakes no obligation to update forward-looking statements or risk factors to reflect new information, future events or otherwise.




CONSOLIDATED  STATEMENTS  OF  EARNINGS
(In  thousands,  except  share  and  per  share  amounts)

                                                           YEAR ENDED MARCH 31
                                                          ---------------------
                                                2001              2000               1999
                                            ------------  ---------------------  ------------
Net sales                                   $   794,776   $            758,080   $   612,801
Costs and expenses:
   Cost of sales                                440,226                399,144       317,668
   Selling, technical and administrative        230,057                224,726       176,385
   Amortization of  intangibles,
   primarily goodwill                            20,641                 17,563        12,330
   Merger related costs                           1,473                  7,617           ---
   Restructuring costs                            6,663                    ---           ---
   Impairment charge                              4,800                    ---           ---
                                            ------------  ---------------------  ------------
                                                703,860                649,050       506,383
                                            ------------  ---------------------  ------------
          Operating profit                       90,916                109,030       106,418
Other income (expense):
   Interest income                                2,007                  2,007         2,221
   Interest expense                             (35,251)               (33,050)      (27,860)
   Miscellaneous, net                            (2,735)                  (935)        2,688
                                            ------------  ---------------------  ------------
                                                (35,979)               (31,978)      (22,951)
                                            ------------  ---------------------  ------------
Earnings before income taxes,
and extraordinary charge                         54,937                 77,052        83,467
Income taxes (note 6)                           (20,133)               (27,932)      (27,841)
                                            ------------  ---------------------  ------------
   Earnings before extraordinary charge          34,804                 49,120        55,626
Extraordinary charge due to early
  retirement of debt, net of tax benefit
  of $2,305                                         ---                 (3,762)          ---
                                            ------------  ---------------------  ------------

   Net earnings                             $    34,804                 45,358        55,626
                                            ============  =====================  ============

Earnings per share (note 1)
   Basic
     Earnings before extraordinary charge   $      1.12   $               1.58   $      1.79
     Extraordinary charge due to early
      retirement of debt, net of tax
       benefit                              $       ---   $              (0.12)  $       ---
                                            ------------  ---------------------  ------------
     Net earnings                           $      1.12   $               1.46   $      1.79
                                            ============  =====================  ============
   Diluted
     Earnings before extraordinary charge   $      1.07   $               1.52   $      1.72
     Extraordinary charge due to early
      retirement of debt, net of tax
       benefit                              $       ---   $              (0.12)  $       ---
                                            ------------  ---------------------  ------------
     Net earnings                           $      1.07   $               1.40   $      1.72
                                            ============  =====================  ============
Weighted average number of common
  shares outstanding (note 1):
     Basic                                   31,153,006             31,155,756    31,140,774
                                            ============  =====================  ============
     Diluted                                 32,400,385             32,429,450    32,421,296
                                            ============  =====================  ============


See  accompanying  notes  to  consolidated  financial  statements.



CONSOLIDATED  STATEMENTS  OF  COMPREHENSIVE  INCOME
(In  thousands)


                                                    YEAR ENDED MARCH 31
                                                   ---------------------
                                           2001            2000             1999
                                         --------  ---------------------  --------
Net earnings available for common
  shareholders                           $34,804   $             45,358   $55,626
Other comprehensive income:
   Foreign currency translation           (7,597)                  (449)    3,230
Additional minimum pension liability      (9,670)                   ---       ---
   Available-for-sale securities
    unrealized gain/(loss)-net of taxes      ---                    174      (174)
                                         --------  ---------------------  --------
Comprehensive income                     $17,537   $             45,083   $58,682
                                         ========  =====================  ========



See  accompanying  notes  to  consolidated  financial  statements.



CONSOLIDATED  BALANCE  SHEETS
(In  thousands,  except  share  and  per  share  amounts)

ASSETS


                                                         MARCH 31
                                                         ---------
                                                      2001       2000
                                                    ---------  --------
Current assets:
Cash and equivalents                                $  12,546  $ 20,116
Accounts receivable, less allowance for doubtful
   receivables of $11,758 and $10,541                 194,764   180,628
Inventories (note 2)                                  141,513   115,602
Prepaid expenses                                        6,365     6,977
Deferred income taxes (note 6)                         10,346     9,115
                                                    ---------  --------
              Total current asset                     365,534   332,438
                                                    ---------  --------
Net property, plant and equipment (note 3)            183,578   154,149
Goodwill, net of accumulated amortization of
   $36,062 and $25,332                                236,098   206,848
Patents, trademarks and other intangibles, net of
   accumulated amortization of $36,077 and
   $28,109                                             67,135    54,891
Deferred income taxes (note 6)                          5,559     7,505
Other assets, net                                      26,921    34,661
                                                    ---------  --------
                                                    $ 884,825  $790,492
                                                    =========  ========

See  accompanying  notes  to  consolidated  financial  statements.





LIABILITIES  &  SHAREHOLDERS  '  EQUITY


                                                        MARCH 31
                                                       ----------
                                                     2001       2000
                                                  ----------  ---------
Current liabilities:
Notes payable (note 4)                            $  11,748   $  4,561
Current installments of long-term obligations
   (note 8)                                          68,517     46,349
Accounts payable                                     81,204     62,922
Dividends payable                                       623        623
Accrued compensation                                 18,121     18,937
Accrued expenses, other                              48,997     51,761
Income taxes (note 6)                                10,635     13,967
                                                  ----------  ---------
              Total current liabilities             239,845    199,120
                                                  ----------  ---------
Long-term obligations (note 8)                      392,619    360,348
Accrued post-retirement benefits, less current
   portion (note 5)                                  17,355      7,239
Deferred income taxes (note 6)                        4,337     10,531
                                                  ----------  ---------
              Total liabilities                     654,156    577,238
                                                  ----------  ---------
Shareholders' equity (note 10):
Common stock. Authorized 75,000,000 shares;
   issued 45,408,464 shares in 2001 and
   45,412,325 shares in 2000 at stated value of
   $1.00 per share                                   45,408     45,412
Additional paid-in capital                           16,437     13,866
Retained earnings                                   249,460    217,149
Accumulated other comprehensive income
   Equity adjustment from foreign currency
    translation                                     (12,659)    (5,062)
   Equity adjustment from additional minimum
pension liability                                    (9,670)       ---
Less cost of common shares in treasury;
14,277,610 in 2001 and 14,267,816 in 2000           (58,307)   (58,111)
                                                  ----------  ---------
              Total shareholders' equity            230,669    213,254
                                                  ----------  ---------
Contingencies and commitments (notes 1, 11 and
   12)
                                                  $ 884,825   $790,492
                                                  ==========  =========


See  accompanying  notes  to  consolidated  financial  statements.



CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
(In  thousands)


                                                             YEAR ENDED MARCH 31
                                                             -------------------
                                                   2001             2000              1999
                                                 ---------  ---------------------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                   $ 34,804   $             45,358   $  55,626
  Adjustments to reconcile net earnings to
   net cash provided by operating activities:
     Depreciation                                  22,193                 18,895      14,522
     Amortization of goodwill and other
      intangible assets                            20,641                 17,563      12,330
     Provision for bad debts                        3,859                  2,473       1,507
     Deferred income taxes                         (5,479)                (3,994)     (1,388)
     Impairment charge                              4,800                    ---         ---


  Changes in assets and liabilities net of
   effects from acquisitions and dispositions:
     Decrease (increase) in receivables            (8,742)                (8,582)     (6,508)
     Decrease (increase) in inventories           (16,131)                (6,441)     (1,235)
     Decrease (increase) in prepaid expenses          435                  5,211      (5,353)
     Increase (decrease) in accounts payable          108                (11,778)     13,831
     Increase (decrease) in accrued Expense        (5,092)                 2,395      (9,916)
     Increase (decrease) in income tax
       Liabilities                                  5,818                  1,585       4,497
     Other                                          1,856                 (2,851)      2,543
                                                 ---------  ---------------------  ----------
           Net cash flows provided by
            operating activities                   59,070                 59,834      80,456
                                                 ---------  ---------------------  ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                            (22,437)               (24,039)    (20,036)
  Proceeds from disposition of fixed assets         6,784                    641         101
  Sale/(purchase) of available-for-sale
   Securities                                         ---                  1,147        (261)
  Acquisitions of businesses                      (88,630)               (26,351)   (175,501)
  Dispositions of businesses                        9,965                 11,665         ---
                                                 ---------  ---------------------  ----------
           Net cash flows used in investing
            Activities                            (94,318)               (36,937)   (195,697)
                                                 ---------  ---------------------  ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term (repayments) borrowings - net .      (14,749)                (1,070)     90,281
  Long-term borrowings                            105,344                 17,350     317,355
  Long-term repayments                            (57,633)               (36,940)   (272,311)

  Exercise of stock options                           ---                    ---         162
  Acquisition of treasury stock (note 10)            (196)                   ---      (3,508)
  Dividends paid                                   (2,493)                (2,133)     (2,011)
                                                 ---------  ---------------------  ----------
           Net cash flows provided by (used in)
            financing activities                   30,273                (22,793)    129,968
EFFECT OF EXCHANGE RATE CHANGES ON CASH
  AND EQUIVALENTS                                  (2,595)                 2,384         (84)
                                                 ---------  ---------------------  ----------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                      (7,570)                 2,488      14,643

CASH AND CASH EQUIVALENTS AT BEGINNING OF
  YEAR (NOTE 1(A))                               $ 20,116   $             17,628   $   4,793
                                                 ---------  ---------------------  ----------
                                                 ---------  ---------------------  ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR         $ 12,546   $             20,116   $  19,436
                                                 =========  =====================  ==========
                                                 =========  =====================  ==========
CASH PAID FOR INTEREST                           $ 33,593   $             32,004   $  24,705
                                                 =========  =====================  ==========
                                                 =========  =====================  ==========
                                                 =========  =====================  ==========
CASH PAID FOR INCOME TAXES                       $ 20,592   $             27,634   $  19,872
                                                 =========  =====================  ==========



See  accompanying  notes  to  consolidated  financial  statements.



CONSOLIDATED  STATEMENTS  OF  CHANGES  IN  SHAREHOLDERS'  EQUITY

SHAREHOLDERS  '  EQUITY
(Note  1(h)  and  10)
(In  thousands)


                              COMMON   ADDITIONAL   RETAINED    ACCUMULATED    TREASURY       TOTAL
                               STOCK     PAID IN    EARNINGS       OTHER         STOCK    SHAREHOLDERS'
                              -------               ---------                  ---------
                                         CAPITAL               COMPREHENSIVE                  EQUITY
                                       -----------                                        --------------
                                                                   INCOME
                                                               --------------



Balance at March 31, 1998     45,264        3,833    119,664          (7,843)   (54,603)        106,315
Exercise of stock options         90          341        ---             ---        ---             431
Stock awards                      58        1,343        ---             ---        ---           1,401
Net earnings                     ---          ---     55,626             ---        ---          55,626
Cash dividends                   ---          ---     (2,011)            ---        ---          (2,011)
Non-cash dividends               ---          ---     (1,539)            ---        ---          (1,539)
Tax benefit (note 6)             ---        3,579        ---             ---        ---           3,579
Currency translation             ---          ---        ---           3,230        ---           3,230
Securities holding loss          ---          ---        ---            (174)       ---            (174)
Shares acquired                  ---          ---        ---             ---     (3,508)         (3,508)
                              -------  -----------  ---------  --------------  ---------  --------------
Balance at March 31, 1999     45,412        9,096    171,740          (4,787)   (58,111)        163,350
                              -------  -----------  ---------  --------------  ---------  --------------

Exercise of stock options        ---           22        ---             ---        ---              22
Stock awards.                    ---          831        ---             ---        ---             831
Net earnings                     ---          ---     45,358             ---        ---          45,358
Cash dividends                   ---          ---     (2,133)            ---        ---          (2,133)
Change in subsidiary fiscal
year end                         ---          ---      2,184             ---        ---           2,184
Tax benefit (note 6)             ---        3,917        ---             ---        ---           3,917
Currency translation             ---          ---        ---            (449)       ---            (449)
Securities holding gain          ---          ---        ---             174        ---             174
                              -------  -----------  ---------  --------------  ---------  --------------
Balance at March 31, 2000     45,412       13,866    217,149          (5,062)   (58,111)        213,254
                              -------  -----------  ---------  --------------  ---------  --------------

Exercise of stock options        ---           45        ---             ---        ---              45
Stock awards (cancelled)          (4)         (13)       ---             ---        ---             (17)
Net earnings                     ---          ---     34,804             ---        ---          34,804
Cash dividends                   ---          ---     (2,493)            ---        ---          (2,493)
Tax benefit (note 6)             ---        2,539        ---             ---        ---           2,539
Currency translation             ---          ---        ---          (7,597)       ---          (7,597)
Additional minimum pension
Liability                        ---          ---        ---          (9,670)       ---          (9,670)
Shares acquired                  ---          ---        ---             ---       (196)           (196)
                              -------  -----------  ---------  --------------  ---------  --------------
Balance at March 31, 2001     45,408       16,437    249,460         (22,329)   (58,307)        230,669
                              =======  ===========  =========  ==============  =========  ==============


See  accompanying  notes  to  consolidated  financial  statements.



NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(In  thousands,  except  share  and  per  share  amounts)

1.SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
(A) PRINCIPLES OF CONSOLIDATION. On December 29, 1999, the Corporation issued 6,999,968 shares and share equivalents of its common stock in exchange for all of the outstanding shares of Polyfibron. The Corporation's consolidated financial statements have been prepared to give retroactive effect to the merger between Polyfibron and the Corporation which has been accounted for as a pooling of interests. Accordingly, the consolidated financial statements for the periods prior to the combination have been restated to include the accounts and results of operations of Polyfibron. The combined results of operations for the year ending March 31, 1999 include Polyfibron for the year ending December 31, 1998.
     The Polyfibron subsidiaries, in previous years, reported on a calendar year basis. Their fiscal year was changed beginning with fiscal year 2000, to coincide with the parent corporation. The results of the quarter ended March 31, 1999, earnings of $3,184, less non-cash dividends of $1,000 on revenues of $57,086, were credited directly to retained earnings to effect this changeover. The consolidated statements of cash flows are presented for the year ended March 31, 2000, exclusive of the results of operations for the three months ended March 31, 1999. During this period, net cash and cash equivalents of $4,800 and $13,172 was used for operations and investing activities, respectively, and net cash and cash equivalents of $16,164 was provided by financing activities. The resulting $1,808 decrease in cash and cash equivalents during the period is reflected in the cash and cash equivalents at the beginning of the year for purposes of the consolidated statements of cash flows for the year ended March 31, 2000.
     The accompanying consolidated financial statements include the accounts of the parent corporation and all of its domestic and foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.
(B) USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
(C) CASH AND CASH EQUIVALENTS. For the purpose of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.
(D) INVENTORIES. Inventories are stated at the lower of cost (average moving cost) or replacement market.
(E) PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost. Depreciation and amortization of property, plant and equipment are provided over the estimated useful lives of the respective assets, principally on the straight-line basis. Expenditures for maintenance and repairs are charged directly to expense; renewals and betterments, which significantly extend the useful lives are capitalized. Costs and accumulated depreciation and amortization on assets retired or disposed of are removed from the accounts and the gains or losses resulting therefrom, if any, are credited or charged to earnings.
     Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of (SFAS121) requires the Corporation to assess the carrying value of property, plant and equipment at each balance sheet date. At March 31, 2001 certain assets were considered impaired, because it was determined that, due to continuing losses at a start-up facility, the Corporation would be unable to recover their remaining net book value. Accordingly, a $4,800 charge to earnings was recorded in fiscal 2001 for those assets. These assets, which are primarily used in the production of printed circuit boards, are expected to be taken out of service within the next three to six months.
(F) INTANGIBLE ASSETS. Various intangible assets are amortized on a straight-line basis over their estimated useful lives as determined by an appropriate valuation. The present periods of amortization range between 15 and 40 years for patents and trademarks and between 5 and 30 years for other separately identified intangible assets. Specifically, goodwill is amortized on a straight-line basis over its estimated period of benefit; for smaller businesses generally no longer than 15 years, for divisions of larger corporations generally 25 years and for long established companies generally 40 years. The present goodwill amortization periods range between 5 and 40 years. Accumulated amortization of goodwill was $36,062 and $25,332 at March 31, 2001 and 2000, respectively.
     As required by Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of (SFAS121) the Corporation evaluates the carrying value of intangible assets at each balance sheet date to determine if impairment exists based upon estimated undiscounted future cash flows. The impairment, if any, is measured by the difference between carrying value and estimated fair value and charged to expense in the period identified. The remaining amortization periods are periodically evaluated and are revised if considered necessary. The application of this statement had no impact on the Corporation's goodwill or other intangible assets as of March 31, 2001 or 2000.
(G) EMPLOYEE BENEFITS. The Corporation sponsors a variety of employee benefit programs, of which most are non-contributory.
  RETIREMENT. Pension, profit sharing and other retirement plans generally are non-contributory and cover substantially all employees. Domestically, the Corporation funds a defined benefit pension plan and, overseas, maintains a defined contribution plan. The projected unit credit actuarial method is used for financial reporting purposes. In addition, the Corporation contributes to profit sharing and employee stock ownership plans, which provide retirement benefits based upon amounts credited to employee accounts within the plans. The Corporation's funding policy for qualified plans is consistent with federal or other regulations and customarily equals the amount deducted for income tax purposes. Foreign subsidiaries contribute to plans, which may be administered privately or by government agencies in accordance with local regulations.
  POST-RETIREMENT. The Corporation currently accrues for post-retirement health care benefits for most U.S. employees. The post-retirement health care plan is unfunded.
  POST-EMPLOYMENT. The Corporation currently accrues for post-employment disability benefits to employees meeting specified service requirements. The post-employment benefits plan is unfunded.
(H) COMPREHENSIVE INCOME. Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS130) establishes standards for reporting and display of comprehensive income in the financial statements. The accumulated currency translation adjustment for foreign operations and adjustment for additional minimum pension liability are shown separately on the Consolidated Balance Sheet.
(I)  FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS.  Statement of Financial Accounting
Standards No. 107, Disclosures about Fair Value of Financial Instruments (SFAS107) requires that reporting entities provide, to the extent practicable, the fair value of financial instruments, both assets and liabilities. The carrying amounts for the Corporation's financial instruments approximate fair value because of the short maturity or variable rates of those instruments.
     Interest rate swap agreements are employed by the Corporation to optimize borrowing costs by reducing exposure of possible future changes in interest rates. Net receipts or payments on the swap are accrued and recognized as adjustments to interest expense. The Corporation had foreign currency forward contracts outstanding to reduce its exposure to possible future changes in the Deutsche Mark for which there is a short-term equipment purchase commitment. The estimated fair value of these financial instruments at March 31, 2001 is a liability of $927 based on the quoted market price from the banks holding the instruments.
(J) FOREIGN OPERATIONS. The assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end rates of exchange while revenue and expense accounts are translated at weighted-average rates in effect during the periods. Translation of the financial statements resulted in a decrease in equity of $7,597 and $449 in 2001 and 2000, respectively, and an increase in equity of $3,230 in 1999. Foreign currency transactions included in the consolidated statements of earnings resulted in a loss of $475 in 2001 and gains of $352 and $385 in 2000 and 1999, respectively.
(K) REVENUE RECOGNITION. Sales, including freight charged to customers, are recorded when products are shipped to the customer. Commissions and royalties are recorded when earned.
(L) RESEARCH AND DEVELOPMENT. Research and development costs, charged to expenses as incurred, were $24,466, $22,548 and $21,500 in 2001, 2000 and 1999, respectively.
(M) INCOME TAXES. The provision for income taxes includes Federal, Foreign, State and Local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax basis of assets and liabilities and net operating loss (NOL) carry-forwards. No provision for deferred income taxes is made with respect to equity adjustments from foreign currency translation or to undistributed earnings of subsidiaries which, in management's opinion, will be permanently reinvested or repatriated at a minimal tax cost to the Corporation. Foreign tax credits are recorded as a reduction of the provision for Federal income taxes in the year realized.
(N) STOCK-BASED PLANS. Effective April 1, 1996, the Corporation adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS123). As permitted under SFAS123, the Corporation continues to apply the recognition provisions of APB25, Accounting for Stock Issued to Employees. Accordingly, compensation expense is measured as the difference between the fair value of the shares and the exercise price on the measurement date. Pro forma net income and per share amounts are presented in the Employee Stock Incentive Plans note as if the alternative fair value method of accounting provided for under SFAS123 had been applied to options granted after March 31, 1995.
(O) COMMON SHARE DATA. Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS128) requires the presentation of basic and diluted earnings per share (EPS). EPS is calculated based upon net earnings available for common shareholders after deduction for preferred dividends. The computation of basic EPS is based upon the weighted-average number of common shares outstanding during the period. Diluted EPS is computed based upon the weighted-average number of common shares outstanding plus the effect of all dilutive contingently issuable common shares from stock options, stock awards and warrants that were outstanding during the period.



     The following table reconciles basic weighted-average common shares outstanding to diluted weighted-average common shares outstanding:


                                     2001        2000        1999
                                  ----------  ----------  ----------
Basic                             31,153,006  31,155,756  31,140,774
Dilutive effect of stock options     246,027     272,342     279,170
Dilutive effect of warrants        1,001,352   1,001,352   1,001,352
                                  ----------  ----------  ----------
Diluted                           32,400,385  32,429,450  32,421,296
                                  ==========  ==========  ==========


(P) RECENT ACCOUNTING STANDARDS. In 1998, the FASB issued Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS133). The Corporation adopted SFAS133 on April 1, 2001 and will achieve hedge accounting treatment for substantially all of the Corporation's business transactions whose risks are covered using derivative instruments. The hedge accounting treatment provides for the deferral of gains or losses on derivative instruments until such time as the related transactions affect earnings. The Corporation estimates that if it had accounted for its derivatives in accordance with the new standard as of March 31, 2001, liabilities totaling $927 would have been recorded on the balance sheet with an offsetting entry to Accumulated Other Comprehensive Income.
     Effective March 31, 2001, the Corporation adopted Emerging Issues Task Force Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs. As a result, freight charged to customers is included in sales and freight expense is included in ST&A. Prior amounts have been restated to conform to the current presentation by reclassifying freight expense of $2,840, $2,034 and $2,197 for 2001, 2000 and 1999, respectively. Freight expense recorded in ST&A expenses was $7,179, $7,008 and $6,284 for 2001, 2000 and 1999, respectively.
(Q) ACQUISITIONS. Late in fiscal 2001, the Corporation acquired a 60% interest in Eurocir S.A., a printed circuit board manufacturer based in Spain. The total purchase price of approximately $31,000 was accounted for as a purchase transaction and included inventory, fixed assets and goodwill of approximately $24,000 which is being amortized over 15 years. The consolidated operating results have included the results of Eurocir S.A. since January 1, 2001 and the associated minority interest is reflected in the financial statements at March 31, 2001. The purchase and sale agreement includes a put and call arrangement for the remaining 40% interest which expires after the fifth anniversary of the closing date. The purchase price for the remaining 40% is based on a multiple of earnings from operations before interest, taxes on earnings, depreciation and amortization ("EBITDA") during that period. The acquisition was financed through bank borrowings under the revolving credit facility.
     On June 13, 2000, the Corporation acquired the assets, subject to certain liabilities, of the digital graphics business unit of VirtualFund.com, Inc. and those results are included in the consolidated operating results since that date. The acquisition was financed through bank borrowings under the revolving credit facility. The total purchase price of approximately $47,000 was accounted for as a purchase transaction and included inventory, fixed assets, goodwill and other intangible assets. The goodwill and intangibles of approximately $25,000 and $17,000, respectively, are being amortized over 15 years.



The following unaudited pro forma summary of consolidated results is presented as if these acquisitions had occurred on April 1, 1999 after giving effect to certain pro forma adjustments, including recognition of additional interest expense on debt to acquire the business, amortization of goodwill and other intangibles, the effects of purchase price allocations and related tax effects.



(In thousands except per share amounts)
---------------------------------------
(unaudited)                                  2001      2000
                                         --------  --------
Net sales                                $857,769  $893,975
Net earnings                             $ 34,337  $ 43,422
Diluted, earnings per share              $   1.06  $   1.34



The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results which would have occurred if the acquisitions had commenced at that date, nor are they indicative of future results.
     On December 29, 1999, the Corporation issued 6,999,968 shares and share equivalents of its common stock in exchange for all outstanding shares of Polyfibron, a specialty chemical manufacturer for the graphic arts industries. This business combination has been accounted for as a pooling-of-interests combination and, accordingly, the consolidated financial statements for the periods prior to the combination have been restated to include the accounts and results of operations of Polyfibron.

     In December 1998 the Corporation closed its cash tender offer whereby it acquired approximately 95% of the outstanding shares of W. Canning, plc. The Corporation acquired the remaining shares through a statutory compulsory procedure completed February 5, 1999, thereby acquiring the international specialty chemical company. Based in Birmingham, England, the business consists principally of the manufacture, sale and technical servicing of proprietary products including surface finishing, offshore fluids, sealants and adhesives and fuel and water additives. The total purchase price of approximately $160,000, including closing costs, included inventory, fixed assets, goodwill (approximately $87,000) and other intangibles (approximately $36,000) and was accounted for as a purchase transaction. The goodwill is being amortized over 40 years while the other separately identifiable intangibles are being amortized over periods ranging between 6 and 40 years. The goodwill reflects adjustments necessary to allocate the purchase price to the fair value of the assets acquired, liabilities assumed and additional purchase liabilities recorded. The additional liabilities recorded include approximately $9,000 for reorganization costs associated with planned elimination of duplicate staffing and facilities in the United Kingdom, France, Germany and the United States, and $2,000 for environmental costs (explained more fully in note #12, Contingencies). At March 31, 2001, liabilities of $2,092 for reorganization and $1,880 for environmental remained on the Consolidated Balance Sheet.




     The  following  table  shows  the  acquisition reserves balance included in other  accrued  liabilities  on  the
consolidated balance sheets at March 31, 2001.  The activity is shown cumulative since  inception  and  fiscal  2001
activity  included  amounts  paid  of  $621:
(In  thousands)


Description            Inception    Paid    Adjustments    2001
---------------------  ----------  ------  -------------  ------
U.S. facilities        $    3,550  $2,954  $      1,035   $1,631
Overseas facilities           650      73          (150)     427

U.S. redundancies             700   1,166           500       34
Overseas redundancies       1,350   3,950         2,600        0

U.S. environmental          2,000     120             0    1,880
                       ----------  ------  -------------  ------
Total                  $    8,250  $8,263  $      3,985   $3,972
                       ==========  ======  =============  ======


(R) RESTRUCTURING CHARGES. The Corporation embarked on a restructuring program during the second quarter of fiscal 2001 in effort to strategically reposition its operations for both Graphic Arts and Advanced Surface Finishes. Acquisitions over the past two years had significantly increased the operations and the Corporation took action to reduce its cost structure. In connection with these actions, restructuring charges of $6,663 were recorded during the second through the fourth quarters of fiscal 2001. The restructuring activities primarily related to severance for management and office support redundancies.



     The charge included cash payments of $3,980 for severance and other charges of $363 for asset write-off and lease costs. Remaining balances recorded at March 31, 2001 totaled $2,320, which will be relieved throughout fiscal 2002 as the payments become contractually due. The following table shows the detail of the restructuring reserves balance included in other accrued liabilities on the consolidated balance sheet at March 31, 2001:



Description                          Charge   Payments   Balance
-----------                          -------  ---------  --------
Severance                            $ 6,133  $   3,980  $  2,153
Lease cancellation/Asset write-offs      530        363       167
                                     -------  ---------  --------
  Total                              $ 6,663  $   4,343  $  2,320
                                     =======  =========  ========


2.INVENTORIES

The  major  components  of  inventory  at  March  31  were  as  follows:
(In  thousands)


                              2001      2000
                            --------  --------
Finished goods              $ 75,788  $ 65,338
Raw materials and supplies    47,578    38,399
Equipment                     18,147    11,865
                            --------  --------
                            $141,513  $115,602
                            ========  ========


3.PROPERTY,  PLANT  AND  EQUIPMENT

The major components of property, plant and equipment (at cost) at March 31 were as follows:
(In  thousands)


                                                  2001      2000
                                                --------  --------
Land and improvements                           $ 14,886  $ 14,204
Buildings and improvements                        82,196    86,087
Machinery, equipment and fixtures                198,774   153,030
                                                --------  --------
                                                 295,856   253,321
Less accumulated depreciation and amortization   112,278    99,172
                                                --------  --------
  Net property, plant and equipment             $183,578  $154,149
                                                ========  ========



4.NOTES  PAYABLE
Notes payable at March 31, 2001 consisted of $11,748 of outstanding borrowings under available lines of credit aggregating approximately $75,000. The terms of the lines of credit generally provide for interest rates at or below the prime rate on the date of borrowing domestically and, for foreign company borrowings, rates that vary with base rates in each currency. The lines of credit can be withdrawn at any time at the option of the banks. The weighted average interest rates on short-term borrowings outstanding were 5.2% and 5.0% at the end of 2001 and 2000, respectively.

5.EMPLOYEE  BENEFIT  &  STOCK  OPTION  PLANS

PENSION,  POST-RETIREMENT  &  POST-EMPLOYMENT  BENEFITS

The Corporation has defined benefit pension, defined contribution profit sharing and employee stock ownership plans for substantially all its domestic employees. Aggregate amounts charged to earnings for these plans were $2,347, $3,175 and $3,010 in 2001, 2000 and 1999, respectively.
PENSION. The domestic pension plan provides retirement benefits based upon years of service and compensation levels. Plan assets at fair value consist primarily of listed stocks, bonds and guaranteed investment contracts, and included 393,255 shares of the Corporation's common stock having a market value of $7,110 and $10,421 at March 31, 2001 and 2000, respectively. The Corporation also has a retirement and death benefit plan, covering employees located in Great Britain. As of April 6, 1997, this plan converted from a defined benefit to a defined contribution basis for pensionable service after that date. The obligation has been recognized for past service benefits, which continue on the defined benefit basis. The Corporation's other foreign subsidiaries maintain benefit plans that are consistent with statutory practices and are not significant. POST-RETIREMENT BENEFITS. The Corporation sponsors a defined benefit post-retirement medical and dental plan (unfunded) that covers all of its domestic full-time employees, hired prior to April 1, 1997, who retire after age 55 with at least 10 to 20 years of service (depending upon the date of hire). Employees retiring after March 31, 1998 are required to contribute the full cost of the plan until they reach age 65. At age 65 the Corporation will contribute a portion of the cost. The Corporation's subsidy level is subject to a cap which increases 3% each year. Retirees will be required to contribute the plan cost in excess of the cap in addition to other required contributions. In fiscal 2001, the recorded actuarial loss results primarily from a reduction in employee contribution requirements.
     The projected benefit obligation for the post-retirement plan at March 31, 2001 comprised 26% retirees, 4% fully eligible active participants and 70% other active participants. The annual increase in cost is 3% for post-retirement medical benefits (no assumed rate increase for dental benefits since it is a scheduled plan) since the Corporation's contributions are at the defined cap. The medical cost trend rate assumption has no effect on the amounts reported due to the cap on contributions paid by the Corporation.
POST-EMPLOYMENT BENEFITS. The Corporation sponsors a defined benefit, post-employment compensation continuation plan that covers all of its full time domestic employees. Employees who have completed at least six months of service, become permanently disabled and are unable to return to work are eligible to receive a benefit under the plan. The benefit may range from one week to a maximum of six months of compensation. The estimated ongoing additional after-tax annual cost is not material.



The  following  table  sets  forth  the  components of the pension and post-retirement benefit plans with respect to the
Consolidated  Balance  Sheets  for  the  years  ended  March  31:
(in  thousands)


                                                                    PENSION BENEFITS
                                                                    ------------------
                                                                                 2001                   2000
                                                                    ------------------             ----------
                                                                    DOMESTIC            FOREIGN    Domestic    Foreign
                                                                    ------------------  ---------  ----------  ---------
Reconciliation of Projected
Benefit Obligation:
Projected benefit obligation at
beginning of year                                                   $          33,117   $ 43,894   $  35,226   $ 43,764
Service cost (benefits earned
during the period)                                                              3,056        735       1,812        761
Interest cost on the projected
benefit obligation                                                              2,482      2,357       2,341      2,596
Plan participants contribution                                                      0        289           0        161
Liability increase due to transfers                                                 0      3,965           0          0
Actuarial (gain)/loss excluding
assumption change                                                                (490)       388          (9)         0
Actuarial (gain)/loss due to
assumption change                                                               2,605          0      (5,106)         0
Benefits paid                                                                  (1,341)      (922)     (1,147)    (2,058)
Curtailment gain                                                                 (365)         0           0          0
Translation difference                                                              0     (3,669)          0     (1,330)
                                                                    ------------------  ---------  ----------  ---------
Projected benefit obligation at
End of year                                                                    39,064     47,037      33,117     43,894
                                                                    ------------------  ---------  ----------  ---------

Reconciliation of Fair Value of
Plan Assets:
Fair value of plan assets at
beginning of year                                                              40,061     44,186      41,743     46,695
Actual return on plan assets (net
of expenses)                                                                   (3,913)    (3,146)       (535)       (48)
Transfers                                                                           0      3,965           0          0
Employer contribution                                                               0        490           0        288
Plan participants contribution                                                      0        289           0        161
Benefits paid                                                                  (1,342)      (922)     (1,147)    (2,058)
Translation difference                                                              0     (3,817)          0       (852)
Fair value of plan assets at end of
year                                                                           34,806     41,045      40,061     44,186
                                                                    ------------------  ---------  ----------  ---------


Funded Status:
Funded status                                                                  (4,258)    (5,992)      6,944        292
Unrecognized net actuarial
(gain)/loss                                                                     4,058      9,670      (5,690)     3,039
Unamortized prior service cost                                                    127          0         211          0
Unrecognized transition
obligation (asset)/obligation                                                       0          0        (229)         0

Net amount recognized                                                             (73)     3,678       1,236      3,331



Amounts recognized in the Consolidated Balance Sheet consists of:
Accrued benefit liability                                                         (73)    (5,992)      1,236      3,331
Accumulated other
comprehensive income                                                                0      9,670           0          0
                                                                    ------------------  ---------  ----------  ---------
Net amount recognized                                               $             (73)  $  3,678   $   1,236   $  3,331
                                                                    ==================  =========  ==========  =========

Weighted Average Assumptions:
Discount rate                                                                    7.25%       6.0%       7.75%       6.0%
Rate of compensation increase                                                     5.0%       4.5%        5.0%       4.5%
Long-term rate of return on
assets                                                                            9.0%       8.0%        9.0%       8.0%
Annual increase in cost of
medical benefits                                                    N/A                 N/A        N/A         N/A



                                                                    Post Retirement Benefits
                                                                    --------------------------
                                                                                         2001        2000
                                                                    --------------------------  ----------
                                                                    DOMESTIC                    Domestic
                                                                    --------------------------  ----------
Reconciliation of Projected
Benefit Obligation:
Projected benefit obligation at
beginning of year                                                   $                   3,966   $   4,448
Service cost (benefits earned
during the period)                                                                        109          84
Interest cost on the projected
benefit obligation                                                                        387         286
Plan participants contribution                                                              0           0
Liability increase due to transfers                                                         0           0
Actuarial (gain)/loss excluding
assumption change                                                                       1,294          96
Actuarial (gain)/loss due to
assumption change                                                                         275        (433)
Benefits paid                                                                            (499)       (515)
Curtailment gain                                                                            0           0
Translation difference                                                                      0           0
                                                                    --------------------------  ----------
Projected benefit obligation at
End of year                                                                             5,532       3,966
                                                                    --------------------------  ----------

Reconciliation of Fair Value of
Plan Assets:
Fair value of plan assets at
beginning of year                                                                           0           0
Actual return on plan assets (net
of expenses)                                                                                0           0
Transfers                                                                                   0           0
Employer contribution                                                                     499         515
Plan participants contribution                                                              0           0
Benefits paid                                                                            (499)       (515)
Translation difference                                                                      0           0
Fair value of plan assets at end of
year                                                                                        0           0
                                                                    --------------------------  ----------


Funded Status:
Funded status                                                                          (5,532)     (3,966)
Unrecognized net actuarial
(gain)/loss                                                                             1,720         231
Unamortized prior service cost                                                              0           0
Unrecognized transition
obligation (asset)/obligation                                                               0           0

Net amount recognized                                                                  (3,812)     (3,735)



Amounts recognized in the Consolidated Balance Sheet consists of:
Accrued benefit liability                                                              (3,812)     (3,735)
Accumulated other
comprehensive income                                                                        0           0
                                                                    --------------------------  ----------
Net amount recognized                                               $                  (3,812)  $  (3,735)
                                                                    ==========================  ==========

Weighted Average Assumptions:
Discount rate                                                                            7.25%       7.75%
Rate of compensation increase                                       N/A                         N/A
Long-term rate of return on
assets                                                              N/A                         N/A
Annual increase in cost of
medical benefits                                                                          3.0%        3.0%




The  following table sets forth the components of the pension and post-retirement benefit plans with respect to  the  Consolidated  Statements  of  Earnings  for  the  years  ended  March  31:
(in  thousands)


                                                          PENSION BENEFITS
                                                         ------------------
                                        2001               2000                   1999
                                 ------------------      ----------             ----------
                                 DOMESTIC   FOREIGN   Domestic  Foreign    Domestic    Foreign
                                 ------------------  ---------  ---------- ---------   -------

Net Periodic Benefit Expense:
Service cost (benefits earned
during the period)             $   3,056   $    735   $   1,812 $    761   $   1,477   $    211
Interest cost on the projected
benefit obligation                 2,482      2,357       2,341    2,596       2,155        836
Expected return on plan
 assets                           (3,540)    (3,165)     (3,700)  (3,735)     (3,256)    (1,080)
Amortization of prior service
cost                                  58          0          58        0          58          0
Amortization of transition
obligation                          (229)         0        (229)       0        (229)      (168)
Recognized actuarial
 (gain)/loss                        (179)      (117)        (47)    (324)        (87)        15
Curtailment gain                    (339)         0           0        0           0          0

Net periodic benefit cost      $    1,309   $   (190)  $     235 $   (702)  $     118   $   (186)
                       ==================   =========  ========== ========= ==========  =========

                                          POST RETIREMENT BENEFITS
                                          -------------------------
                                           2001               2000       1999
                                 -------------------------  ---------  ---------
                                 DOMESTIC                   Domestic   Domestic
                                 -------------------------  ---------  ---------

Net Periodic Benefit Expense:
Service cost (benefits earned
during the period)               $                     109  $      84  $      83
Interest cost on the projected
benefit obligation                                     387        286        296
Expected return on plan
 assets                                                  0          0          0
Amortization of prior service
cost                                                    80         10          0
Amortization of transition
obligation                                               0          0          0
Recognized actuarial
 (gain)/loss                                             0          0          0
Curtailment gain                                         0          0          0

Net periodic benefit cost        $                     576  $     380  $     379
                                 =========================  =========  =========






EMPLOYEE  STOCK  INCENTIVE  PLANS
1992 PLAN: In 1993, the Corporation adopted a non-qualified stock option plan, approved by shareholders in July 1992 (the 1992 plan), for the issuance of up to 2,700,000 shares under which certain employees have been granted options totaling 2,545,565. Options granted under the 1992 plan generally are exercisable, at a price equal to two-thirds of the market price at the grant date, during a four-year period beginning with the grant date. The options are exercisable into restricted shares of common stock, which cannot be sold or transferred, except back to the Corporation at cost, during the four-year period commencing with the exercise date.
     Compensation expense, which is equal to the difference between the fair market value on the date of an option grant and the exercise price of shares, which may be purchased thereunder, is amortized over a six-year period. During 2001, 2000 and 1999, compensation expense relating to this plan was $45, $22, and $317, respectively.
1995 PLAN: In 1996, the Corporation adopted a non-qualified equity incentive plan, approved by the shareholders in July 1995 (the 1995 plan), for the issuance of up to 900,000 shares under which certain employees have been granted a total of 472,947 restricted shares, having market prices of between $4-3/4 and $38-5/16 on the dates of grant. All shares of restricted stock issued under the 1995 plan must be held and cannot be sold or transferred, except to the Corporation for a period of four years from the date of the award. No compensation expense was charged during 2001. During 2000 and 1999, compensation expense relating to this plan was $831 and $1,311, respectively. 1998 PLAN: In 1999, the Corporation adopted a non-qualified stock option plan, approved by shareholders in July 1999 (the 1998 plan), for the issuance of up to 1,500,000 shares under which certain employees have been granted options totaling 1,006,650. Options granted under the 1998 plan generally are exercisable, at a price equal to a one-third premium over market price at the date of grant, during a ten-year period beginning with the grant date. The options are exercisable into unrestricted shares of common stock, except as otherwise provided, under the terms of the plan, at the time of grant.



     Options issued under the Corporation's stock incentive plans and outstanding at March 31, 2001 have exercise prices ranging from $1.79 to $55.50, expiring periodically through fiscal 2010, summarized in the following table as of March 31:


                                    NUMBER     WEIGHTED-AVERAGE
                                  OF OPTIONS    EXERCISE PRICE
                                  -----------  -----------------
Outstanding March 31, 1998           540,000   $            1.89
1999 activity:
   Granted                            12,065   $           21.81
   Exercised                         (90,000)  $            1.79
   Forfeited                               0                   -
   Outstanding at March 31, 1999     462,065   $            2.42
   Exercisable at March 31, 1999     462,065   $            2.42

2000 activity:
   Granted                           741,650   $           47.44
   Exercised                               0                   -
   Forfeited                               0                   -
   Outstanding at March 31, 2000   1,203,715   $           30.16
   Exercisable at March 31, 2000   1,203,715   $           30.16

2001 ACTIVITY:
   GRANTED                           265,000   $           30.33
   EXERCISED                               0                   -
   FORFEITED                               0                   -
   OUTSTANDING AT MARCH 31, 2001   1,468,715   $           30.30
   EXERCISABLE AT MARCH 31, 2001   1,468,715   $           30.30



The following table summarizes information about fixed stock options outstanding and exercisable at March 31, 2001:


EXERCISE         NUMBER     WEIGHTED-AVERAGE  WEIGHTED-AVERAGE
PRICES         OUTSTANDING   REMAINING LIFE    EXERCISE PRICE
-------------  -----------  ----------------  -----------------
1.79-$2.00        450,000         2.6 years  $            1.90
30.33-$32.75      277,065         8.7 years  $           30.44
45.00-$55.50      741,650         8.1 years  $           47.44
               -----------  ----------------  -----------------
                 1,468,715         6.4 years  $          30.30


Had the Corporation used the fair value-based method of accounting for its stock option plans (beginning in 1996) and charged compensation cost against income, over a period consistent with the terms of the grant, based on the fair value at the date of grant, net earnings and net earnings per common share for 2001, 2000 and 1999 would have been reduced to the following pro forma amounts:



(In  thousands,  except  per  share  amounts)


                                    2001     2000     1999
                                   -------  -------  -------
Net earnings available for common
  shareholders
   As reported                     $34,804  $45,358  $55,626
   Pro forma                       $33,614  $40,377  $55,600

Net earnings per common share
  Basic
   As reported                     $  1.12  $  1.46  $  1.79
   Pro forma                       $  1.08  $  1.30  $  1.79
Diluted
   As reported                     $  1.07  $  1.40  $  1.72
   Pro forma                       $  1.04  $  1.25  $  1.71


The pro forma information above includes stock options granted since April 1, 1995. Effects of applying FAS 123, using the fair value-based method of accounting, is not representative of the pro forma effect on earnings in future years because it does not take into consideration pro forma compensation expense related to stock options granted prior to 1996.
     The weighted-average grant-date fair value of options for those granted in 2001 was $6.96 and for those granted in 2000 was $14.51 as determined by utilizing the Black-Scholes option-pricing model and the following key assumptions:



                           2001      2000       1999
                         --------  ---------  --------
Risk-free interest rate     6.50%      6.21%     5.15%
Expected option life     6 YEARS   10 years   6 years
Expected volatility         30.0%      33.3%     46.3%
Dividend yield               0.4%       0.3%      0.2%


6.INCOME  TAXES
Income tax expense attributable to income from operations for the years ended March 31 consisted of:

(In  thousands)


                 CURRENT    DEFERRED    TOTAL
                 --------  ----------  -------
                                2001
                           ----------
U.S. Federal     $  4,981  $  (1,758)  $ 3,223
State and local       939       (363)      576
Foreign            19,692     (3,358)   16,334
                 --------  ----------  -------
        Totals   $ 25,612  $  (5,479)  $20,133
                 ========  ==========  =======
                                2000
                           ----------
U.S. Federal     $ 14,969  $  (4,100)  $10,869
State and local     2,078       (883)    1,195
Foreign            14,879        989    15,868
                 --------  ----------  -------
        Totals   $ 31,926  $  (3,994)  $27,932
                 ========  ==========  =======
                                1999
                           ----------
U.S. Federal     $ 15,294  $  (1,958)  $13,336
State and local     2,974       (262)    2,712
Foreign            10,961        832    11,793
                 --------  ----------  -------
        Totals   $ 29,229  $  (1,388)  $27,841
                 ========  ==========  =======



Income  tax  expense  differed  from  the  amounts computed by applying the U.S.
Federal statutory tax rates to pretax income from operations for the years ended
March  31  as  a  result  of  the  following:
(In  thousands)


                                   2001      2000      1999
                                 --------  --------  --------
U.S. Federal statutory tax rate       35%       35%       35%
                                 ========  ========  ========
Taxes computed at U.S.
   statutory rate                $19,148   $26,970   $29,115
State income taxes, net of
   Federal benefit                   375       777     1,762
Foreign tax rate differential     (2,401)   (1,368)      106
Non-deductible goodwill            2,250     1,922        25
Acquisition costs                     --     1,043        --
Reduction of valuation reserve        --        --    (1,107)

Other, net                           761    (1,412)   (2,060)
                                 --------  --------  --------
   Actual income taxes           $20,133   $27,932   $27,841
                                 ========  ========  ========
Effective tax rate                  36.8%     36.3%     33.4%
                                 ========  ========  ========



     Earnings before income taxes included foreign earnings of $50,584, $56,283 and $31,907 for 2001, 2000 and 1999, respectively.
     The Corporation has not recognized a deferred tax liability for the undistributed earnings of foreign subsidiaries that arose in 2001 and prior years because the Corporation does not expect to repatriate those earnings in the foreseeable future. A deferred tax liability will be recognized when the Corporation expects that it will recover those earnings in a taxable transaction, such as through receipt of dividends, net of foreign tax credits, or sale of the investment. At March 31, 2001, the undistributed earnings of those subsidiaries were approximately $133,656. A determination of the deferred tax liability relating to the undistributed earnings of foreign subsidiaries is not practical.


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at March 31 are:
(In  thousands)


                                              2001      2000
                                            --------  --------
Deferred tax assets:
  Accounts receivable, primarily due to
   allowance for doubtful accounts          $ 2,670   $ 1,675
  Inventories                                 4,554     3,747
  Accrued liabilities                         5,698     2,859
  Acquisition accrued liabilities             7,101     6,446
  Employee benefits                           6,214     4,567
  Foreign tax credits                         1,505     1,896
  Foreign losses                              5,820     6,219
  Other                                       7,834     8,347
                                            --------  --------
     Total gross assets                      41,396    35,756
     Valuation reserve                       (5,820)   (6,218)
        Total gross deferred tax assets      35,576    29,538
Deferred tax liabilities:
  Plant and equipment, primarily due to
   depreciation.                              4,195     2,172
  Purchase accounting                        12,537    13,622
  Other                                       7,276     7,655
                                            --------  --------

     Total gross deferred tax liabilities    24,008    23,449
                                            --------  --------
        Net deferred asset/(liability)      $11,568   $ 6,089
                                            ========  ========


     During fiscal 2001, 2000 and 1999 the lapse of restrictions upon stock exercised under the stock option and award plans resulted in a tax benefit of $2,539, $3,917 and $3,579, respectively, which were recorded as increases to additional paid-in capital. The release of the valuation reserve for taxes in the amount of $398 was recorded as a decrease to goodwill. The Corporation has state NOL's of $17,064 and foreign NOL's of $12,406 available for utilization in the future. The carry-forward lives of these range from 5 years to unlimited.


7.VALUATION  AND  QUALIFYING  ACCOUNTS  AND  RESERVES
The major components of the allowance for doubtful receivables at March 31 were as follows:

(In  thousands)


       BALANCE      ADDI-      ADDI-    DEDUC-   BALANCE
          AT        TIONS      TIONS    TIONS*      AT
      BEGINNING    CHARGED    DUE TO               END
      OF PERIOD      TO      ACQUISI-               OF
                  EARNINGS     TIONS              PERIOD
                  ---------  ---------           --------
2001  $   10,541  $   3,859  $     894  $ 3,536  $ 11,758
      ==========  =========  =========  =======  ========
2000  $   10,217  $   2,473         --  $ 2,149  $ 10,541
      ==========  =========  =========  =======  ========
1999  $    6,756  $   1,507  $   2,820  $   866  $ 10,217
      ==========  =========  =========  =======  ========

*  Bad  debts  charged  off  less  recoveries  and  translation  adjustments.


8.LONG-TERM  OBLIGATIONS
Long-term  obligations  at  March  31  consisted  of  the  following:

(In  thousands)


                                               2001      2000
                                             --------  --------
Term loan, unsecured, variable
  interest (7.94% at March 31, 2001) due in
   quarterly installments to 2005            $143,299  $166,970
Acquisition facility, unsecured, variable
  interest (7.39% at March 31, 2001) due
   in quarterly installments to 2005           47,973    62,379
Debenture, 3.5% interest due in quarterly
  installments to 2004                             85       143
Term loan, unsecured, variable interest
  (7.94% at March 31, 2001) due in
   quarterly installments to 2005              98,273   111,864
Revolving loan, unsecured, variable
  interest, due in 2005
     6.14% at March 31, 2001                   39,738    51,596
     6.14% at March 31, 2001                   12,106     7,604
     6.14% at March 31, 2001                   28,496        --
     7.01% at March 31, 2001                   64,000        --
Term loan, collaterized, variable interest
(8.94% at March 31, 2001) due in
 quarterly installments to 2006                 9,812        --
Term loan, collaterized, variable interest
  (6.14% at March 31, 2001) due in
   quarterly installments to 2006               1,499        --
Term loan, unsecured, variable interest
  (5.64% at March 31, 2001) due in
   quarterly installments to 2008               8,493        --
Capitalized lease obligations                   3,728     1,974
Other, due in varying amounts to 2008           3,634     4,167
                                             --------  --------
Total long-term obligations                   461,136   406,697
Less current portion                           68,517    46,349
                                             --------  --------
Long-term portion                            $392,619  $360,348
                                             ========  ========




 Minimum  future principal payments on long-term obligations subsequent to March
31,  2001  are  as  follows:
(In  thousands)


            $ 68,517
2002
2003          88,814
2004         236,778
2005          63,671
2006           2,145
Thereafter     1,211
            --------
Total       $461,136
            ========



     The term loans, acquisition facility and revolving credit facility bear interest at a variable rate, which is based on a ratio of the Corporation's debt to earnings before certain expenses. The rates were set on March 31, 2001, at 1.50% above the London interbank market rate ("LIBOR"). U.S. LIBOR which was 6.44% for the U.S. dollar term loans, U.K. LIBOR which was 5.89% for the pound sterling acquisition facility and EUROBOR which was 4.64% for the Italian Lira, French Franc, Spanish Pesetas and Euro borrowings. The European borrowings are payable in Euros under the revolving credit facility. At March 31, 2001 the effective interest rate was 7.94% for the U.S. dollar term loan, 7.39% for the pound sterling acquisition facility and 6.14% for the Euro revolving loan facility. Under these loans, the most restrictive covenants provide that earnings before interest and taxes as a ratio to interest expense must be greater than 2.5 to 1; consolidated net worth must be at least $172,188 and the total debt must not exceed 350% of net worth.
     The $215,000 committed revolving credit facility expires in 2005. The Corporation can borrow in foreign currencies and U. S. dollars on this facility. Commitment fees under the revolving credit lines are variable, ranging from 37.5 to 150 basis points on the unused balance.
     The Corporation has entered into interest rate swap agreements for the purpose of reducing its exposure to possible future changes in interest rates applicable to the term and revolving loans. The fixed rates are compared to the applicable three-month LIBOR rates as a basis for payment, or receipt of the rate differential as applied to the notional amount of each swap transaction. Pursuant to the terms of certain of the agreements the Corporation has notional coverage for the following:
     Notional  US  dollar  coverage $18,214 expires June 29, 2001 compares fixed
5.6300%  rate  to  US  LIBOR
     Notional US dollar coverage $25,000 expires December 31, 2002 compares fixed 5.5375% rate to US LIBOR
     Notional US dollar coverage $25,000 expires December 31, 2005 compares fixed 5.5950% rate to US LIBOR
Notional (GB pound 32,143) US dollar coverage $45,511 expires December 31, 2001 compares fixed
   5.4180%  rate  to  UK  LIBOR
Notional (Euro 7,747) US dollar coverage $6,801 expires June 30, 2004 compares fixed 4.9000% rate to
   EUROBOR
Notional (Euro 7,747) US dollar coverage $6,801 expires September 30, 2005 compares fixed 5.1240% rate to  EUROBOR
Notional (Euro 6,817) US dollar coverage $5,986 expires June 30, 2005 compares fixed 4.8825% rate to
   EUROBOR

9.SEGMENT  REPORTING

The Corporation provides development, manufacture and technical service for a large variety of specialty chemical processes and related equipment in two reportable operating segments: Advanced Surface Finishes and Graphic Arts. In addition, the Corporation operates a third reportable segment for the design and manufacture of printed circuit boards. These three segments under which the Corporation operates on a worldwide basis are managed separately as each segment has differences in technology and marketing strategies. The chemicals supplied by Advanced Surface Finishes are used for a broad range of purposes including finishing metals and non metallic surfaces, electro-plating metal surfaces, etching, imaging, metalization, offshore fluids and cleaning. The chemicals supplied by Graphic Arts are used for diverse purposes including offset blankets, printing plates, textile blankets and rubber-based covers for industrial rollers used in the printing industry. The Electronics Manufacturing segment produces a wide variety of single-sided and double-sided printed circuit boards.
     The business segments reported below are the segments of the Corporation for which separate financial information is available and for which operating results are reviewed by executive management to assess performance of the Corporation. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies, Note 1.
     Net sales for all of the Corporation's products fall into one of the three business segments. The business segment results of operations include certain operating costs, which are allocated based on the relative burden each segment bears on those costs. Operating income amounts are evaluated before amortization of intangible assets and non-recurring charges. The business segment identifiable assets which follow are reconciled to total consolidated assets including unallocated corporate assets which consist primarily of deferred tax assets, equity method investments and certain other long term assets not directly associated with the support of the individual operations.



Worldwide operations are summarized by business segment in the following tables:



                                        2001       2000       1999
                                      ---------  ---------  ---------
NET SALES TO UNAFFILIATED CUSTOMERS:
Graphic Arts                          $311,767   $293,459   $266,774
Advanced Surface Finishes              447,875    464,621    346,027
Electronics Manufacturing               35,134          0          0
                                      ---------  ---------  ---------
Consolidated Net Sales                $794,776   $758,080   $612,801
                                      =========  =========  =========
OPERATING PROFIT:
Graphic Arts                          $ 48,045   $ 58,413   $ 59,818
Advanced Surface Finishes               81,626     76,067     58,930
Electronics Manufacturing               (9,978)         0          0
                                      ---------  ---------  ---------
                                       119,693    134,210    118,748
Amortization of Intangibles            (20,641)   (17,563)   (12,330)
Merger Costs                            (1,473)    (7,617)         0
Restructuring Costs                     (6,663)         0          0
                                      ---------  ---------  ---------
Consolidated Operating Profit         $ 90,916   $109,030   $106,418
                                      =========  =========  =========
AMORTIZATION:
Graphic Arts                          $  8,788   $  7,030   $  6,445
Advanced Surface Finishes               11,484     10,533      5,885
Electronics Manufacturing                  369          0          0
                                      ---------  ---------  ---------
Consolidated Amortization             $ 20,641   $ 17,563   $ 12,330
                                      =========  =========  =========
DEPRECIATION:
Graphic Arts                          $  9,481   $  9,815   $  8,375
Advanced Surface Finishes                9,219      9,026      6,059
Electronics Manufacturing                3,282          0          0
Corporate-wide                             211         54         88
                                      ---------  ---------  ---------
Consolidated Depreciation             $ 22,193   $ 18,895   $ 14,522
                                      =========  =========  =========
CAPITAL EXPENDITURES:
Graphic Arts                          $  4,832   $ 11,826   $ 15,286
Advanced Surface Finishes               11,534     10,108      4,750
Electronics Manufacturing                2,781          0          0
Corporate-wide                           3,290      2,105          0
                                      ---------  ---------  ---------
Consolidated Capital Spending.        $ 22,437   $ 24,039   $ 20,036
                                      =========  =========  =========
IDENTIFIABLE ASSETS:
Graphic Arts                          $345,849   $314,215   $321,553
Advanced Surface Finishes              426,869    453,714    392,065
Electronics Manufacturing               91,665          0          0
Corporate-wide                          20,442     22,563     23,671
                                      ---------  ---------  ---------
Consolidated Assets                   $884,825   $790,492   $737,289
                                      =========  =========  =========



Worldwide  operations are summarized by geographic region (determined by customer location) in the following table:
(In  thousands)


                                     UNITED STATES   OTHER AMERICAS    EUROPE   ASIA PACIFIC   CONSOLIDATED
                                     --------------  ---------------  --------  -------------  -------------
2001
-----
Net sales to unaffiliated customers  $      370,199  $        28,019  $261,141  $     135,417  $     794,776
Operating profit                             28,496            6,966    31,421         24,033         90,916
Identifiable assets                         364,182           16,224   416,717         87,702        884,825
2000
-----
Net sales to unaffiliated customers  $      361,780  $        28,687  $246,300  $     121,313  $     758,080
Operating profit                             53,780            7,804    27,736         19,710        109,030
Identifiable assets                         337,332           13,592   365,363         74,205        790,492
1999
-----
Net sales to unaffiliated customers  $      344,918  $        22,946  $156,383  $      88,554  $     612,801
Operating profit                             71,319            6,207    17,396         11,496        106,418
Identifiable assets                         377,830            5,830   292,255         61,374        737,289



10.COMMON  AND  TREASURY  STOCK
The Corporation's Restated Certificate of Incorporation provides for 75 million authorized common shares.
Common  shares  issued  are  summarized  in  the  following  table  at March 31:



                                                SHARES
                                              ----------
                                    2001         2000        1999
                                 -----------  ----------  ----------
COMMON STOCK:
Balance - beginning of year      45,412,325   45,411,775  45,264,104
Shares issued - stock options            --           --      90,000
Shares issued - stock awards             --          550      57,671
Shares cancelled - stock awards      (3,861)          --          --
                                 -----------  ----------  ----------
Balance - end of year            45,408,464   45,412,325  45,411,775
                                 ===========  ==========  ==========


     As of March 31, 2001, there are 1,001,352 shares of the Corporation's common stock, which are issuable upon exercise of warrants held by Citicorp Mezzanine Partners, L.P. ("Citicorp"). Under the terms of the warrants Citicorp may purchase the common shares at an exercise price of approximately $.001 per share, at any time between December 29,1999 and December 29, 2004, inclusive. On May 1, 2001, the Corporation issued 311,520 common shares upon the exercise of the same number of warrants by Citicorp and cancellation of 18 warrants to cover the exercise price, leaving 689,814 warrants outstanding. The Board of Directors, on July 22, 1998, authorized the purchase of up to 1,000,000 shares of the Corporation's common stock. On November 16, 1999, the Board of Directors reduced this authorization to 200,000, to be acquired through open market purchases or privately negotiated transactions from time to time. Any future repurchases under this authorization will depend on various factors, including the market price of the shares, the Corporation's business and financial position and general economic and market conditions. Additional shares acquired pursuant to such authorization will be held in the Corporation's treasury and will be available for the Corporation to issue without further shareholder action (except as required by applicable law or the rules of any securities exchange on which the shares are then listed). Such shares may be used for various Corporate purposes, including contributions under existing or future employee benefit plans, the acquisition of other businesses and the distribution of stock dividends. At March 31, 2001, there was a balance of such outstanding authorizations totaling 174,326 shares.





                                           SHARES
                                         ----------
                                2001        2000        1999
                             ----------  ----------  ----------
TREASURY STOCK:
Balance - beginning of year  14,267,816  14,267,816  14,169,582
Shares acquired                   9,794          --      98,234
                             ----------  ----------  ----------
Balance - end of year        14,277,610  14,267,816  14,267,816
                             ==========  ==========  ==========


11.LEASE  COMMITMENTS
The Corporation leases certain warehouse space, transportation, computer and other equipment, which expire at various dates through 2007. In addition, the Corporation has leased equipment at customers, which are generally subject to sublease agreements. Contingent rentals are paid for warehouse space on the basis of the monthly quantities of materials stored and for transportation and other equipment on the basis of mileage or usage. Total rental expense amounted to $8,662, $9,044, and $7,993 in 2001, 2000 and 1999, respectively, of which
$1,594,  $1,372,  and  $1,296,  respectively,  were  contingent  rentals.
     Minimum lease commitments under operating leases for the fiscal years subsequent to March 31, 2001 are as follows:



(In  thousands)


            COMMITMENTS   SUBLEASE   NET COMMITMENTS

2002        $      6,414  $   1,412  $          5,002
2003               3,368        368             3,000
2004               1,042        167               875
2005                 375         --               375
2006                 118         --               118
Thereafter            84         --                84
            ------------  ---------  ----------------
   Total    $     11,401  $   1,947  $          9,454
            ============  =========  ================


12.CONTINGENCIES
     As manufacturers and distributors of specialty chemicals and systems, the Corporation is subject to extensive U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing: discharges of pollutants into the air and water; the management and disposal of hazardous substances and wastes; and the cleanup of contaminated properties.
     The Corporation has incurred, and will continue to incur, significant costs and capital expenditures in complying with these laws and regulations. The Corporation could incur significant additional costs, including cleanup costs, fines and sanctions and third-party claims, as a result of violations of or liabilities under environmental laws. In order to ensure compliance with applicable environmental, health and safety laws and regulations, the Corporation maintains a disciplined environmental and occupational safety and health compliance program, which includes conducting regular internal and external audits at its plants to identify and categorize potential environmental exposure.
     The Corporation's nature of operations and products (including raw materials) exposes it to the risk of liabilities or claims with respect to environmental cleanup or other matters, including those in connection with the disposal of hazardous materials. The Corporation has been named as a potentially responsible party ("PRP") at three Superfund sites. There are many other PRPs involved at each of these sites. The Corporation has recorded its best estimate of liabilities in connection with site clean-up based upon the extent of its involvement, the number of PRPs and estimates of the total costs of the site clean-up that reflect the results of environmental investigations and remediation estimates produced by remediation contractors. While the ultimate costs of such liabilities are difficult to predict, the Corporation does not expect that its costs associated with these sites will be material.
     In addition, some of the Corporation's facilities have an extended history of chemical processes or other industrial activities. Contaminants have been detected at some of these sites, with respect to which the Corporations ise conducting environmental investigations and/or cleanup activities. These sites include some of the Canning sites acquired in December 1998, such as the Kearny, New Jersey and Waukegan, Illinois sites. The Corporation has established an environmental remediation reserve of $2 million, predominantly attributable to those Canning sites that it believes will require environmental remediation. With respect to those sites, it also believes that its Canning subsidiary is entitled under the acquisition agreement to withhold a deferred purchase price payment of approximately $2 million. To the extent the Corporation's liabilities exceed $2 million, it may be entitled to additional indemnification payments. Such recovery may be uncertain, however, and would likely involve significant litigation expense.
     The Corporation does not anticipate that it will be materially affected by environmental remediation costs, or any related claims, at any contaminated sites, including the Canning sites. It is difficult, however, to predict the final costs and timing of costs of site remediation. Ultimate costs may vary from current estimates and reserves, and the discovery of additional contaminants at these or other sites or the imposition of additional cleanup obligations, or third-party claims relating thereto, could result in significant additional costs.
     Legal  Proceedings
     On January 30, 1997, the Corporation was served with a subpoena from a federal grand jury in Connecticut requesting certain documents relating to an accidental spill from its Huntingdon Avenue, Waterbury, Connecticut facility that occurred in November of 1994, together with other information relating to operations and compliance at the Huntingdon Avenue facility. The Corporation was subsequently informed that it is a subject of the grand jury's investigation in connection with alleged criminal violations of the federal Clean Water Act pertaining to its wastewater handling practices. The Corporation has retained outside law firms to assist in complying with the subpoena and the underlying investigation. It has cooperated from the outset with the investigation and is currently involved in informal negotiations with the Government with a view towards settling any and all charges in this matter without resort to trial. At this time of these negotiations it is too speculative to quantify the precise financial implications to the Corporation.
     In addition, two of the Corporation's former employees, who worked at the Huntington Avenue facility, pled guilty in early 2001 to misdemeanor violations under the Clean Water Act in connection with the above matter. These individuals were recently sentenced to fines of $25,000 and $10,000 and 2 years probation, as well as community service.
     In a separate matter, on July 26, 1999, the Corporation was named in a civil lawsuit commenced in the Superior Court of the State of Connecticut brought by the Connecticut Department of Environmental Protection alleging various compliance violations at its Huntingdon Avenue and Freight Street locations between the years 1992 through 1998 relating to wastewater discharges and the management of waste materials. The complaint alleges violations of its permits issued under the Federal Clean Water Act and the Resource Conservation and Recovery Act, as well as procedural, notification and other requirements of Connecticut's environmental regulations over the foregoing period of time. The Corporation is vigorously defending this complaint. It currently believes that the outcome of this proceeding will not materially affect its business or financial position, however, the proceeding is in the early stages. Therefore, at this time it is too speculative to quantify the financial implications to the Corporation.
     The Corporation's business operations, consist principally of manufacture and sale of specialty chemicals, supplies and related equipment to customers throughout much of the world. Approximately 38% of the business is concentrated in the printing industry used for a wide variety of applications, including offset blankets, printing plates, textile blankets and rubber based covers for industrial rollers, while 28% of the business is concentrated with manufacturers of printed circuit boards which are used in a wide variety of end-use applications, including computers, communications and control equipment, appliances, automobiles and entertainment products. As is usual for this business, the Corporation generally does not require collateral or other security as a condition of sale, choosing, rather, to control credit risk of trade account financial instruments by credit approval, balance limitation and monitoring procedures. Management believes that reserves for losses, which are established based upon review of account balances and historical experience, are adequate.


MANAGEMENT'S  STATEMENT  OF  FINANCIAL  RESPONSIBILITY
MacDermid,  Incorporated  (Logo)
                         245  Freight  Street
                         Waterbury,  CT  06702
To  The  Shareholders
MacDermid,  Incorporated

     The financial information in this report, including the audited consolidated financial statements, has been prepared by management. Preparation of consolidated financial statements and related data involves the use of judgment. Accounting principles used in preparing consolidated financial statements are those that are generally accepted in the United States.
     To safeguard Corporate assets, it is important to have a sound but dynamic system of internal controls and procedures that balances benefits and costs. The Corporation employs professional financial managers whose responsibilities include implementing and overseeing the financial control system, reporting on management's stewardship of assets entrusted to it by share owners and performing accurate and proper maintenance of the accounts.
     Management has long recognized its responsibility for conducting the affairs of the Corporation and its affiliates in an ethical and socially responsible manner. MacDermid, Incorporated is dedicated to the highest standards of integrity. Integrity is not an occasional requirement, but a continuing commitment.
     KPMG LLP conducts an objective, independent review of management's fulfillment of its obligations relating to the fairness of reported operating results and financial condition. Their report for 2001 appears below this statement.
     The Audit Committee of the Board of Directors, consisting solely of Directors independent of MacDermid, Incorporated, maintains an ongoing appraisal on behalf of the share owners of the effectiveness of the independent auditors and the Corporation's staff of financial and operating management with respect to the financial and internal controls.

/s/Daniel  H.  Leever
Chairman  of  the  Board  and  Chief  Executive  Officer


INDEPENDENT  AUDITORS'  REPORT
KPMG  LLP  (Logo)
Certified  Public  Accountants               One Financial Plaza
                         Hartford,  CT  06103-4103
The  Board  of  Directors  and  Shareholders
MacDermid,  Incorporated

     We have audited the accompanying consolidated balance sheets of MacDermid, Incorporated and subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of earnings, comprehensive income, cash flows and changes in shareholders' equity for each of the years in the three-year period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     The consolidated financial statements of MacDermid, Incorporated for the year ended March 31, 1999 have been restated to reflect the pooling-of-interests transaction with PTI, Inc. as described in Notes 1a and 1q to the consolidated financial statements. We did not audit the financial statements of PTI, Inc. as of and for the year ended December 31, 1998 which statements reflect total revenues constituting 37% of the related consolidated fiscal year March 31, 1999 totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion insofar as it relates to the amounts included for PTI, Inc. as of and for the year ended December 31, 1998 is based solely on the report of the other auditors.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.
     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of MacDermid, Incorporated and subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/KPMG  LLP

May  18,  2001




SELECTED  QUARTERLY  FINANCIAL  DATA
(UNAUDITED)
(In  thousands,  except  share  and  per  share  amounts)

SELECTED  QUARTERLY  RESULTS


                                                         2001 BY QUARTERS
                                                         -----------------
                                     JUNE    SEPTEMBER       DECEMBER        MARCH     TOTAL
                                   --------  ----------  -----------------  --------  --------
Net Sales                          $187,063    $198,720           $197,200  $211,793  $794,776
Gross Profit                        $91,657     $89,742            $86,250   $86,901  $354,550
Net Earnings                        $13,784      $9,376             $7,032    $4,612   $34,804
Diluted earnings per common share     $0.43       $0.29              $0.21     $0.14     $1.07

                                                          2000 by Quarters
                                                         -----------------
                                   June      September   December           March     Total
                                   --------  ----------  -----------------  --------  --------
Net Sales                          $182,646    $183,056           $202,117  $190,261  $758,080
Gross Profit                        $88,286     $87,027            $95,527   $88,096  $358,936
Net Earnings                        $14,258     $11,939             $6,427   $12,734   $45,358
Diluted earnings per common share     $0.44       $0.37              $0.20     $0.39     $1.40







MARKET  RANGE  TRADING  RECORD


                               FISCAL 2001                Fiscal 2000
                              -------------              -------------
QUARTER                 HIGH                LOW    High                Low
                        -----               -----  -----               -----
June                   $27.50              $18.75 $46.50              $32.00
September              $29.12              $19.25 $46.75              $28.88
December               $22.38              $16.25 $41.44              $30.56
March                  $21.56              $15.70 $41.81              $22.19

Closing price March 31              $18.08                     $26.50







DIVIDEND  RECORD


                     FISCAL 2001                       Fiscal 2000
                    -------------                     -------------
           RECORD    PAYABLE      AMOUNT     Record    Payable      Amount
           DATE      DATE         DECLARED   Date      Date         Declared
           --------  -----------  ---------  --------  -----------  ---------
QUARTER
June        6/15/00       7/3/00  $    0.02   6/15/99       7/1/99  $    0.02
September   9/15/00      10/2/00  $    0.02   9/15/99      10/1/99  $    0.02
December   12/15/00      1/10/01  $    0.02  12/15/99      1/10/00  $    0.02
March       3/15/01       4/2/01  $    0.02   3/15/00       4/3/00  $    0.02


CORPORATE  INFORMATION
DIRECTORS:
DANIEL  H.  LEEVER,  Chairman  of  the  Board  and  Chief  Executive  Officer
DONALD  G.  OGILVIE,  Executive  Vice  President,American  Bankers  Association
JOSEPH M. SILVESTRI, Vice President of Citicorp Venture Capital Ltd. JAMES C. SMITH, Chairman of the Board and Chief Executive
Officer,  Webster  Financial  Corporation
T.  QUINN  SPITZER,  JR.,  Partner  of  McHugh  Consulting
CORPORATE  HEADQUARTERS:
245  Freight  Street
Waterbury,  Connecticut  06702
(203)  575-5700
AUDITORS:
KPMG  LLP
SEC  FORM  10-K:
The Annual Report and the SEC Form 10-K report are available at the Corporation's website (www.macdermid.com) and also without charge by written request to:
Corporate  Secretary
MacDermid,  Incorporated
245  Freight  Street
Waterbury,  CT  06702
REGISTRAR  OF  STOCK  AND  TRANSFER  AGENT:
The  Bank  of  New  York,  Website  -  stock.bankofny.com
Send Email to:  Shareowner - svcs@bankofny.com
SHAREHOLDERS'  QUESTIONS:
Shareholders with questions concerning non-receipt of dividend checks, obtaining a duplicate 1099 statement, or of a general nature can call 1-877-268-5209 or should write to:
     The  Bank  of  New  York
     Shareholder  Relations  Department  -  11E
     P.O.  Box  11258  -  Church  Street  Station
     New  York,  NY  10286
Send  certificates  for  transfer  and  address  changes  to:
The  Bank  of  New  York
Receive  and  Deliver  Department
P.O.  Box  11002  -  Church  Street  Station
New  York,  NY  10286
A systematic investment service is available to all MacDermid shareholders. The service permits investment of MacDermid, Incorporated dividends and voluntary cash payments in additional shares of MacDermid stock.
MARKET  &  DIVIDEND  INFORMATION:
The common shares of MacDermid, Incorporated are traded on the New York Stock Exchange (Symbol: MRD). Price and shares traded are listed in principal daily newspapers and are supplied by NYSE. Approximate number of Registered Holders as of May 31, 2001 - 800. CUSIP-554273 102.
ANNUAL  MEETING:
The Annual Meeting of Shareholders will be held on Wednesday, July 25, 2001 at 3:00 p.m., at Naugatuck Valley Community-Technical College, Fine Arts Center, 750 West Main Street, Waterbury, CT.