Form 10-K/A, Exhibit 13
period 2001-03-31
MACDERMID INC
filed 2001-06-05
CIK 61138

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

2.OUR  FORM  IS  CORPORATE,  OUR  ATTITUDE  IS  PARTNERSHIP
Unlike many public companies, our employees and Directors own close to 17% of the shares, so, we obviously think as owners. We hope that you consider your investment in MacDermid as being a part owner of a business, much as you would if you owned a small business in partnership with your close friend or family. You would not be concerned about the evaluation of that small business weekly or monthly. Many employees, including your CEO, have the vast majority of our net worth in MacDermid stock. We intend to be very long-term holders, thinking in generational terms. We desire to partner with like-minded individuals and institutions. We will not respond to short term pressures from the market.

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



FIVE  YEAR  SELECTED  FINANCIAL  DATA
(In  thousands,  except  share  and  per  share  amounts)


OPERATING RESULTS                                            2001          2000          1999          1998          1997
-------------------------------------------------------  ------------  ------------  ------------  ------------  ------------
Net Sales                                                $   794,776   $   758,080   $   612,801   $   528,567   $   440,297
Gross Profit                                             $   354,550   $   358,936   $   295,133   $   257,961   $   212,947
Income Before Extraordinary Charge                       $    34,804   $    49,120   $    55,626   $    31,389   $    28,598
Net Earnings Available for Common Shareholders           $    34,804   $    45,358   $    55,626   $    29,758   $    26,762
Diluted Earnings Per Common Share (1)                    $      1.07   $      1.40   $      1.72   $      0.92   $      0.83

FINANCIAL POSITION AT YEAR END
-------------------------------------------------------
Working Capital                                          $   125,689   $   133,318   $   117,643   $    99,637   $    73,005
Current Ratio                                                    1.5           1.7           1.6           1.8           1.7
Capital Expenditures                                     $    22,437   $    24,039   $    20,036   $    14,158   $    11,669
Total Assets                                             $   884,825   $   790,492   $   737,289   $   498,195   $   400,123
Long-term Debt (Includes Short-term Portion)             $   461,136   $   406,697   $   406,381   $   263,567   $   185,376
Percent of Total Capitalization
     (Excluding Preferred Stock)                                66.7          65.6          71.3          71.3          67.8
Redeemable Preferred Stock                                        --            --            --            --   $    32,436

OTHER DATA
-------------------------------------------------------
Return On Sales (%)                                              4.4           6.0           9.1           5.6           6.1
Return On Average Common Equity (%)                             15.7          24.1          41.3          30.6          31.4
Cash Provided by Operations                              $    59,070   $    59,834   $    80,456   $    55,610   $    49,087
Cash Provided By (Used In) Investing Activities          $   (94,318)  $   (36,937)  $  (195,697)  $   (94,281)  $   (10,161)
Cash Provided By (Used In) Financing Activities          $    30,273   $   (22,793)  $   129,968   $    39,255   $   (41,362)
EBITDA (2)                                               $   131,015   $   144,553   $   135,958   $   104,436   $    86,253
Owners' Earnings (3)                                     $    43,417   $    36,436   $    60,521   $    42,117   $    38,289
Pro Forma Cost of Stock Options (4)                      $     3,128   $     3,185   $     2,019   $        78   $        70
Diluted Earnings Per Share had Pro Forma Cost of Stock
Options been Expensed (4)                                $      1.01   $      1.34   $      1.68   $      0.92   $      0.83

SHARE DATA
-------------------------------------------------------
Common Shareholders' Equity                              $   230,669   $   213,254   $   163,350   $   106,315   $    88,136
Cash Dividends Per Common Share (1)                      $      0.08   $      0.08   $      0.08   $      0.07   $    0.0667
Common Shares Outstanding (1)
   Diluted Average During Year                            32,400,385    32,429,450    32,421,296    32,183,821    32,368,481
   Outstanding At Year-end                                31,152,054    31,155,921    31,155,374    31,094,531    30,560,084
Stock Price (1)
   High                                                  $     29.12   $     46.75   $     42.38   $     37.00   $     13.00
   Low                                                   $     15.70   $     22.19   $     23.38   $     11.59   $      7.16
   Year-end                                              $     18.08   $     26.50   $     33.94   $     28.75   $     11.59


(1)  Share  and  per  share  data  have  been  restated  to reflect the effects of 3-for-1 stock splits effective February 6,
     1998  and  November  15,  1996.
(2)  Represents earnings before extraordinary charge before interest, taxes on earnings, depreciation and amortizations.
     EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles. It should  not  be  used  as  an  alternative  to net income as an indicator of operating performance or to cash flows as a measure  of  liquidity.
(3)  Represents  cash  flow  from  operations, less net capital spending.  Owners' Earnings is not intended to represent cash flow  from  operations  as defined by generally accepted accounting principles. It  should not be used as an alternative to  net  income  as  an  indicator  of  operating  performance  or  to  cash  flows  as  a  measure  of  liquidity.
(4)  Pro  forma  cost  stock  options  as  presented  above is different from those in the financial statements, arising from those  granted  to  the  Chairman  of  the  Board  and Chief Executive Officer.  The options were a three-year grant and therefore,  the  pro  forma  cost,  as  viewed  by  management,  is  spread  over the three years covered by this grant.




MANAGEMENT'S  DISCUSSION  &  ANALYSIS  OF  FINANCIAL  CONDITION
&  RESULTS  OF  OPERATIONS

(In  thousands,  except  share  and  per  share  amounts)

CONSOLIDATED  OVERVIEW
     IN FISCAL 2001 MACDERMID, INCORPORATED ("THE CORPORATION") FURTHER RESHAPED ITS BUSINESS PORTFOLIO WITH THE ADDITION OF ELECTRONICS MANUFACTURING TO ITS BUSINESS SEGMENTS. PRIOR TO FISCAL 2000, THE CORPORATION OPERATED WITHIN A SINGLE BUSINESS SEGMENT WITH THE MOST SIGNIFICANT CONCENTRATION OF BUSINESS TO PRINTED CIRCUIT BOARD MANUFACTURERS. THE ACQUISITION OF W. CANNING, PLC ("CANNING") IN THE LATER PART OF FISCAL 1999, COUPLED WITH THE MERGER WITH PTI INC. ("POLYFIBRON") IN FISCAL 2000, BEGAN THE CORPORATION'S BUSINESS SEGMENT EXPANSION. THESE TRANSACTIONS HAVE POSITIONED THE CORPORATION IN THREE PRINCIPAL BUSINESS SEGMENTS AS A WORLDWIDE MARKET LEADER IN GRAPHIC ARTS AND ADVANCED
SURFACE FINISHES, AS WELL AS HAVING A PRESENCE IN ELECTRONICS MANUFACTURING. THE GRAPHIC ARTS INDUSTRIES NOW REPRESENT THE LARGEST CONCENTRATION OF BUSINESS FOR THE CORPORATION.
     FISCAL 2001 NET SALES OF $794,776 WERE 5% HIGHER THAN THE PREVIOUS YEAR, $758,080 AND THIS REPRESENTS THE SEVENTH CONSECUTIVE RECORD YEAR FOR NET SALES. SEVERAL ACQUISITIONS (AND DIVESTITURES OF NON-CORE BUSINESS, NET) CONTRIBUTED SIGNIFICANTLY TO THE INCREASE IN SALES. WORLDWIDE ECONOMIES WEAKENED THROUGHOUT THE YEAR AND THE CORPORATION WITNESSED A SLOWING BUSINESS TREND DURING THE SECOND HALF OF THE FISCAL YEAR PARTICULARLY IN ASIA AND THE UNITED STATES. DURING THE YEAR, THE DOLLAR STRENGTHENED AGAINST MOST FOREIGN CURRENCIES RESULTING IN A NEGATIVE EFFECT OF APPROXIMATELY 4% ON TRANSLATED NET SALES.
     GROWTH FROM NEW BUSINESS ACTIVITY THROUGHOUT THE YEAR IN THE ASIAN AND EUROPEAN REGIONS MORE THAN OFFSET THE NEGATIVE ECONOMIC FACTORS WHICH DEVELOPED DURING THIS PAST YEAR AND PRODUCED SATISFACTORY GROWTH IN OPERATING PROFITS, IN THESE REGIONS, FOR 2001. IN NORTH AMERICA, OPERATING PROFITS WERE SUBSTANTIALLY LESS AS COMPARED TO THE PREVIOUS YEAR. THE WEAK PERFORMANCE WAS PRINCIPALLY DUE TO SLUGGISH PURCHASING BY MOST ELECTRONICS CUSTOMERS IN A SOFT INFORMATION TECHNOLOGIES MARKET. THE DEMAND FOR ADVERTISING PRINTING AND CORRUGATED PACKAGING AT MANY CUSTOMERS WAS SLOW, AS WELL. CUSTOMER CAPITAL RESOURCES WERE TIGHT AND THERE WERE COMPETITIVE PRICING PRESSURES. AFTER GIVING EFFECT TO ONE-TIME MERGER COSTS AS WELL AS RESTRUCTURING AND IMPAIRMENT CHARGES THE DILUTED EARNINGS PER SHARE WERE $1.07 IN 2001 AS COMPARED TO DILUTED EARNINGS PER SHARE OF $1.40 AFTER MERGER-RELATED COSTS (INCLUDING AN EXTRAORDINARY CHARGE FOR DEBT RESTRUCTURING) IN 2000. FOREIGN CURRENCY TRANSLATION RESULTED IN
LOWER  REPORTED  EARNINGS  OF  $0.05  PER  SHARE  FOR  2001.

ACQUISITIONS
     The Corporation acquired a 60% interest in Eurocir S.A., a printed circuit board manufacturer based in Spain, effective January 1, 2001. Fiscal 2001 consolidated operating results include the results of Eurocir S.A. since that date. The acquisition was financed through bank borrowings under the revolving credit facility. The total purchase price of approximately $31,000 was accounted for as a purchase transaction and included inventory, fixed assets and goodwill of approximately $24,000 which is being amortized over 15 years. There is a minority interest reflected in the financial statements for March 31, 2001. The purchase and sale agreement includes a put and call arrangement for the remaining 40% interest which expires after the fifth anniversary of the closing date. The purchase price for the remaining 40% is based on a multiple of earnings from operations before interest, taxes on earnings, depreciation and amortization ("EBITDA") during that period.
     On June 13, 2000, the Corporation acquired the assets, subject to certain liabilities, of the digital graphics business unit of VirtualFund.com, Inc. ("Colorspan") and the results of Colorspan are included in the consolidated operating results since that date. The acquisition was financed through bank borrowings under the revolving credit facility. The total purchase price of approximately $47,000 was accounted for as a purchase transaction and included inventory, fixed assets, goodwill and other intangible assets. The goodwill and intangibles of approximately $25,000 and $17,000, respectively, are being amortized over 15 years.
     During fiscal 2000 the Corporation completed a merger with Polyfibron. On December 29, 1999, the Corporation issued 6,999,968 shares and share equivalents of its common stock in exchange for all of the outstanding shares of Polyfibron. This business positions the Corporation as a worldwide Graphic Arts leader. The primary products offered to the printing industry include offset blankets, printing plates, textile blankets and rubber based covers for industrial rollers. The business combination has been accounted for as a pooling of interests and accordingly, the consolidated financial statements for the periods prior to the combination have been restated to include the accounts and results of operations of Polyfibron.
     On May 3, 1999 a subsidiary of the Corporation acquired controlling interest in Galvanevet S.P.A., an industrial products, specialty chemical manufacturer in Italy. Consolidated operating results for fiscal 2000 include the results of Galvanevet S.P.A. since that date. The total purchase price of approximately $23,500 was accounted for as a purchase transaction and included inventory, fixed assets and goodwill of approximately $12,800 which is being amortized over 15 years. The acquisition was financed through bank borrowings under the revolving credit facility.
     During fiscal 1999 the Corporation acquired the outstanding shares of Canning. This business significantly enhances the Corporation's industrial products presence worldwide and includes new product offerings for offshore fluids, sealants and adhesives and fuel and water additives businesses primarily in North America and Europe. The total purchase price of approximately $160,000, including closing costs, was accounted for as a purchase transaction and included inventory, fixed assets, goodwill and other intangibles. The goodwill (approximately $87,000) is being amortized over 40 years while the other identifiable intangibles (approximately $36,000) are being amortized over periods ranging between 6 and 40 years. The acquisition was financed through bank borrowings. Consolidated operating results for fiscal 1999 include the results of the Canning business from December 2, 1998.



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
                                     ======

The Corporation had grown significantly through acquisitions over the previous two fiscal years and a comprehensive review of its cost structure was undertaken in order to achieve cost savings, primarily severance for management and office support redundancies that had developed. Approximately 140 employees have severed in accordance with the program resulting in cash payments of $3,980. An office facility for the previous headquarters of Polyfibron was closed resulting in other charges of $363. The program is substantially complete and at March 31, 2001, the remaining balance of $2,320 represents employee severance costs for 25 individuals and lease cancellation costs. These cost saving measures are expected to result in total selling, technical and administrative ("ST&A") annual savings of approximately $15,000 beginning in fiscal 2002.
FISCAL  2001  VS.  FISCAL  2000
SALES,  COSTS  AND  EXPENSES:
     Graphic  Arts:
     Fiscal 2001 Graphic Arts net proprietary sales of $311,767 increased 6% over fiscal 2000 net proprietary sales of $293,459. The Graphic Arts segment is an entirely proprietary business. Acquisitions (net) added approximately $37,200 and a stronger U.S. dollar had the effect to reduce sales approximately $9,800. Net proprietary sales would have decreased 3% from the previous year, without the incremental sales related to acquisition and excluding the negative effect from foreign currency exchange.
     Costs as a percentage of sales increased slightly over the previous year. Certain excessive manufacturing costs were incurred during the year and overhead recoveries declined. In addition, the acquired business added costs at a noticeably higher percentage of sales from traditional business. These principal factors resulted in an overall gross profit percentage of 42.4% in 2001 as compared to 45.7% in 2000.
     ST&A expenses, excluding restructuring costs in 2001 ($4,351) and one-time merger costs in 2001 and 2000 ($1,473 and $5,727, respectively), were $83,600 for 2001, a 15% increase as compared to $72,504 for 2000. ST&A, excluding acquisition and foreign currency exchange differences decreased 6%. ST&A, as a percentage of sales was 31.1% as compared to 24.7% in the previous year, but would have been relatively similar absent the effects from acquired business. Total research and development costs were $13,469 in 2001, an increase (including effect of acquired business) of 29% over 2000. Total amortization charged to earnings was $8,788 for 2001 up from $7,030 in 2000. The principal effect on this increase is the amortization of goodwill and other intangibles from the Colorspan acquisition. As a result, operating profit of $39,257 (after amortization) decreased 24% from the previous year.
     Advanced  Surface  Finishes:
     Net sales of $447,875 decreased 4% in fiscal 2001 for Advanced Surface Finishes. Proprietary products represent approximately 87% of the Advanced Surface Finishes segment. Fiscal 2001, proprietary sales of $388,840 increased 2% over fiscal 2000, proprietary sales of $383,000. Acquisitions added approximately $10,000 and a stronger U.S. dollar had the effect to reduce sales approximately $17,500. Net proprietary sales would have increased 4% from the previous year, were the incremental sales related to acquisition and negative effect from foreign currency exchange to be excluded. This Advanced Surface Finishes increase came from the Asian region, primarily during the first half of the year.
     Costs as a percentage of sales decreased slightly from the previous year. Sales mix continued to shift to newer, more efficient and environmentally Friendly electronics technologies that carry more favorable gross margins. Softening pricing for certain products, including dry film photoresist has stabilized this year, as well. These principal factors resulted in an overall gross profit percentage of 50.0% in 2001 as compared to 48.4%
in  2000.
     ST&A expenses, excluding restructuring costs in 2001 ($2,312) and one-time merger costs in 2000 ($1,890), were $142,244 for 2001 a 7% decrease as compared to $152,222 for 2000. ST&A, excluding acquisition and foreign currency exchange differences decreased 4%. ST&A, excluding restructuring costs, as a percentage of sales was 31.8%, a decrease of approximately 1% from 32.8% in the previous year. Total research and development costs were $10,997 in 2001, a decrease of 9% from 2000. Total amortization charged to earnings was $11,484 for 2001 up from $10,533 in 2000. The increase is from goodwill amortization of various recent acquisitions throughout Europe. As a result, operating profit of $70,142 (after amortization) increased 7% over the previous year.
     Electronics  Manufacturing:
     The Electronics Manufacturing segment is newly formed this year by the acquisitions of the remaining interest in the joint venture Dynacircuits, in July 2000, and a 60% majority interest in Eurocir S.A., in January 2001. Net sales were $35,134 for fiscal 2001. These sales are classified as non-proprietary and the board business does not carry the same level of gross margin as the chemical business. Costs were in excess of sales due to start-up difficulties at Dynacircuits and an asset impairment charge (see Consolidated Financial Statement Note 1(e)), thus margins were adversely affected. The underlying gross profit percentage of 8% for the Eurocir group in 2001 is not necessarily indicative of the expectation for future fiscal years. ST&A expenses were $4,213 for 2001, which is 12.0% of sales. Total amortization charged to earnings was $369 for 2001, representing three months activity for the Eurocir acquisition. As a result, operating losses (after amortization and including asset impairment charges) totaled $10,347 for the partial year 2001.

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
                                    =========  =======  =========



EURO  CURRENCY  CONVERSION
     On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency ("Euro"). The transition period for the introduction of the Euro ends June 30, 2002. Issues that face the Corporation as a result of the introduction of the Euro include converting information technology systems which were largely upgraded under the year 2000 compliance review, reassessing currency risk, negotiating and amending contracts, as well as processing accounting and tax records. The Corporation is continually addressing these issues and does not expect the Euro to have a material effect on its financial condition or results of operations.
ENVIRONMENTAL  MATTERS
     As manufacturers and distributors of specialty chemicals and systems, the Corporation is subject to extensive U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing: discharges of pollutants into the air and water; the management and disposal of hazardous substances and wastes; and the cleanup of contaminated properties.
     The Corporation has incurred, and will continue to incur, significant costs and capital expenditures in complying with these laws and regulations. The Corporation could incur significant additional costs, including cleanup costs, fines and sanctions and third-party claims, as a result of violations of or liabilities under environmental laws. In order to ensure compliance with applicable environmental, health and safety laws and regulations, the Corporation maintains a disciplined environmental and occupational safety and health compliance program, which includes conducting regular internal and external audits at its plants to identify and categorize potential environmental exposure.
     The Corporation's nature of operations and products (including raw materials) exposes it to the risk of liabilities or claims with respect to environmental cleanup or other matters, including those in connection with the disposal of hazardous materials. The Corporation has been named as a potentially responsible party ("PRP") at three Superfund sites. There are many other PRPs involved at each of these sites. The Corporation has recorded its best estimate of liabilities in connection with site clean-up based upon the extent of its involvement, the number of PRPs and estimates of the total costs of the site clean-up that reflect the results of environmental investigations and remediation estimates produced by remediation contractors. While the ultimate costs of such liabilities are difficult to predict, the Corporation does not expect that its costs associated with these sites will be material.
     In addition, some of the Corporation's facilities have an extended history of chemical processes or other industrial activities. Contaminants have been detected at some of these sites, with respect to which the Corporations ise conducting environmental investigations and/or cleanup activities. These sites include some of the Canning sites acquired in December 1998, such as the Kearny, New Jersey and Waukegan, Illinois sites. The Corporation has established an environmental remediation reserve of $2 million, predominantly attributable to those Canning sites that it believes will require environmental remediation. With respect to those sites, it also believes that its Canning subsidiary is entitled under the acquisition agreement to withhold a deferred purchase price payment of approximately $2 million. The Corporation estimates the range of cleanup costs at its Canning sites between $2 and $11.5 million. Investigations into the extent of contamination, however, are ongoing with respect to some of these sites. To the extent the Corporation's liabilities exceed $2 million, it may be entitled to additional indemnification payments. Such recovery may be uncertain, however, and would likely involve significant litigation expense.
     The Corporation does not anticipate that it will be materially affected by environmental remediation costs, or any related claims, at any contaminated sites, including the Canning sites. It is difficult, however, to predict the final costs and timing of costs of site remediation. Ultimate costs may vary from current estimates and reserves, and the discovery of additional contaminants at these or other sites or the imposition of additional cleanup obligations, or third-party claims relating thereto, could result in significant additional costs.
     Legal  Proceedings
     On January 30, 1997, the Corporation was served with a subpoena from a federal grand jury in Connecticut requesting certain documents relating to an accidental spill from its Huntingdon Avenue, Waterbury, Connecticut facility that occurred in November of 1994, together with other information relating to operations and compliance at the Huntingdon Avenue facility. The Corporation was subsequently informed that it is a subject of the grand jury's investigation in connection with alleged criminal violations of the federal Clean Water Act pertaining to its wastewater handling practices. The Corporation has retained outside law firms to assist in complying with the subpoena and the underlying investigation. It has cooperated from the outset with the investigation and is currently involved in informal negotiations with the Government with a view towards settling any and all charges in this matter without resort to trial. At this time of these negotiations it is too speculative to quantify the precise financial implications to the Corporation.
     In addition, two of the Corporation's former employees, who worked at the Huntington Avenue facility, pled guilty in early 2001 to misdemeanor violations under the Clean Water Act in connection with the above matter. These individuals were recently sentenced to fines of $25,000 and $10,000 and 2 years probation, as well as community service.
     In a separate matter, on July 26, 1999, the Corporation was named in a civil lawsuit commenced in the Superior Court of the State of Connecticut brought by the Connecticut Department of Environmental Protection alleging various compliance violations at its Huntingdon Avenue and Freight Street locations between the years 1992 through 1998 relating to wastewater discharges and the management of waste materials. The complaint alleges violations of its permits issued under the Federal Clean Water Act and the Resource Conservation and Recovery Act, as well as procedural, notification and other requirements of Connecticut's environmental regulations over the foregoing period of time. The Corporation is vigorously defending this complaint. It currently believes that the outcome of this proceeding will not materially affect its business or financial position, however, the proceeding is in the early stages. Therefore, at this time it is too speculative to quantify the financial implications to the Corporation.

FORWARD-LOOKING  STATEMENTS
     This report and other Corporation reports include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that is based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. The statements contained in this report that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties.
     The words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions, have been used to identify forward-looking statements. These forward-looking statements are made based on management's expectations and beliefs concerning future events affecting the Corporation and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond its control, that could cause actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from the forward-looking statements: acquisitions and dispositions, environmental liabilities, changes in general economic, business and industry conditions, changes in current advertising, promotional and pricing levels, changes in political and social conditions and local regulations, foreign currency fluctuations, inflation, significant litigation; changes in sales mix, competition, disruptions of established supply channels, degree of acceptance of new products, difficulty of forecasting sales at various times in various markets, the availability, terms and deployment of capital, and the other factors discussed elsewhere in this report.
     All forward-looking statements should be considered in light of these factors. The Corporation undertakes no obligation to update forward-looking statements or risk factors to reflect new information, future events or otherwise.




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



NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(In  thousands,  except  share  and  per  share  amounts)

1.SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
(A) PRINCIPLES OF CONSOLIDATION. On December 29, 1999, the Corporation issued 6,999,968 shares and share equivalents of its common stock in exchange for all of the outstanding shares of Polyfibron. The Corporation's consolidated financial statements have been prepared to give retroactive effect to the merger between Polyfibron and the Corporation which has been accounted for as a pooling of interests. Accordingly, the consolidated financial statements for the periods prior to the combination have been restated to include the accounts and results of operations of Polyfibron. The combined results of operations for the year ending March 31, 1999 include Polyfibron for the year ending December 31, 1998.
     The Polyfibron subsidiaries, in previous years, reported on a calendar year basis. Their fiscal year was changed beginning with fiscal year 2000, to coincide with the parent corporation. The results of the quarter ended March 31, 1999, earnings of $3,184, less non-cash dividends of $1,000 on revenues of $57,086, were credited directly to retained earnings to effect this changeover. The consolidated statements of cash flows are presented for the year ended March 31, 2000, exclusive of the results of operations for the three months ended March 31, 1999. During this period, net cash and cash equivalents of $4,800 and $13,172 were used for operations and investing activities, respectively, and net cash and cash equivalents of $16,164 were provided by financing activities. The resulting $1,808 decrease in cash and cash equivalents during the period is reflected in the cash and cash equivalents at the beginning of the year for purposes of the consolidated statements of cash flows for the year ended March 31, 2000.
     The accompanying consolidated financial statements include the accounts of the parent corporation and all of its domestic and foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.
(B) USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
(C) CASH AND CASH EQUIVALENTS. For the purpose of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.
(D) INVENTORIES. Inventories are stated at the lower of cost (average moving cost) or replacement market.
(E) PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost. Depreciation and amortization of property, plant and equipment are provided over the estimated useful lives of the respective assets, principally on the straight-line basis. Expenditures for maintenance and repairs are charged directly to expense; renewals and betterments, which significantly extend the useful lives are capitalized. Costs and accumulated depreciation and amortization on assets retired or disposed of are removed from the accounts and the gains or losses resulting therefrom, if any, are credited or charged to earnings.
     Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of (SFAS121) requires the Corporation to assess the carrying value of property, plant and equipment at each balance sheet date. At March 31, 2001 certain assets were considered impaired, because it was determined that, due to continuing losses at a start-up facility, the Corporation would be unable to recover their remaining net book value. Accordingly, a $4,800 charge to earnings was recorded in fiscal 2001 for those assets. These assets, which are primarily used in the production of printed circuit boards, are expected to be taken out of service within the next three to six months.
(F) INTANGIBLE ASSETS. Various intangible assets are amortized on a straight-line basis over their estimated useful lives as determined by an appropriate valuation. The present periods of amortization range between 15 and 40 years for patents and trademarks and between 5 and 30 years for other separately identified intangible assets. Specifically, goodwill is amortized on a straight-line basis over its estimated period of benefit; for smaller businesses generally no longer than 15 years, for divisions of larger corporations generally 25 years and for long established companies generally 40 years. The present goodwill amortization periods range between 5 and 40 years. Accumulated amortization of goodwill was $36,062 and $25,332 at March 31, 2001 and 2000, respectively.
     As required by Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of (SFAS121) the Corporation evaluates the carrying value of intangible assets at each balance sheet date to determine if impairment exists based upon estimated undiscounted future cash flows. The impairment, if any, is measured by the difference between carrying value and estimated fair value and charged to expense in the period identified. The remaining amortization periods are periodically evaluated and are revised if considered necessary. The application of this statement had no impact on the Corporation's goodwill or other intangible assets as of March 31, 2001 or 2000.
(G) EMPLOYEE BENEFITS. The Corporation sponsors a variety of employee benefit programs, of which most are non-contributory.
  RETIREMENT. Pension, profit sharing and other retirement plans generally are non-contributory and cover substantially all employees. Domestically, the Corporation funds a defined benefit pension plan and, overseas, maintains a defined contribution plan. The projected unit credit actuarial method is used for financial reporting purposes. In addition, the Corporation contributes to profit sharing and employee stock ownership plans, which provide retirement benefits based upon amounts credited to employee accounts within the plans. The Corporation's funding policy for qualified plans is consistent with federal or other regulations and customarily equals the amount deducted for income tax purposes. Foreign subsidiaries contribute to plans, which may be administered privately or by government agencies in accordance with local regulations.
  POST-RETIREMENT. The Corporation currently accrues for post-retirement health care benefits for most U.S. employees. The post-retirement health care plan is unfunded.
  POST-EMPLOYMENT. The Corporation currently accrues for post-employment disability benefits to employees meeting specified service requirements. The post-employment benefits plan is unfunded.
(H) COMPREHENSIVE INCOME. Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS130) establishes standards for reporting and display of comprehensive income in the financial statements. The accumulated currency translation adjustment for foreign operations and adjustment for additional minimum pension liability are shown separately on the Consolidated Balance Sheet.
(I)  FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS.  Statement of Financial Accounting
Standards No. 107, Disclosures about Fair Value of Financial Instruments (SFAS107) requires that reporting entities provide, to the extent practicable, the fair value of financial instruments, both assets and liabilities. The carrying amounts for the Corporation's financial instruments approximate fair value because of the short maturity or variable rates of those instruments.
     Interest rate swap agreements are employed by the Corporation to optimize borrowing costs by reducing exposure of possible future changes in interest rates. Net receipts or payments on the swap are accrued and recognized as adjustments to interest expense. The Corporation had foreign currency forward contracts outstanding to reduce its exposure to possible future changes in the Deutsche Mark for which there is a short-term equipment purchase commitment. The estimated fair value of these financial instruments at March 31, 2001 is a liability of $927 based on the quoted market price from the banks holding the instruments.
(J) FOREIGN OPERATIONS. The assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end rates of exchange while revenue and expense accounts are translated at weighted-average rates in effect during the periods. Translation of the financial statements resulted in a decrease in equity of $7,597 and $449 in 2001 and 2000, respectively, and an increase in equity of $3,230 in 1999. Foreign currency transactions included in the consolidated statements of earnings resulted in a loss of $475 in 2001 and gains of $352 and $385 in 2000 and 1999, respectively.
(K) REVENUE RECOGNITION. Sales, including freight charged to customers, are recorded when products are shipped to the customer. Commissions and royalties are recorded when earned.
(L) RESEARCH AND DEVELOPMENT. Research and development costs, charged to expenses as incurred, were $24,466, $22,548 and $21,500 in 2001, 2000 and 1999, respectively.
(M) INCOME TAXES. The provision for income taxes includes Federal, Foreign, State and Local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax basis of assets and liabilities and net operating loss (NOL) carry-forwards. No provision for deferred income taxes is made with respect to equity adjustments from foreign currency translation or to undistributed earnings of subsidiaries which, in management's opinion, will be permanently reinvested or repatriated at a minimal tax cost to the Corporation. Foreign tax credits are recorded as a reduction of the provision for Federal income taxes in the year realized.
(N) STOCK-BASED PLANS. Effective April 1, 1996, the Corporation adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS123). As permitted under SFAS123, the Corporation continues to apply the recognition provisions of APB25, Accounting for Stock Issued to Employees. Accordingly, compensation expense is measured as the difference between the fair value of the shares and the exercise price on the measurement date. Pro forma net income and per share amounts are presented in the Employee Stock Incentive Plans note as if the alternative fair value method of accounting provided for under SFAS123 had been applied to options granted after March 31, 1995.
(O) COMMON SHARE DATA. Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS128) requires the presentation of basic and diluted earnings per share (EPS). EPS is calculated based upon net earnings available for common shareholders after deduction for preferred dividends. The computation of basic EPS is based upon the weighted-average number of common shares outstanding during the period. Diluted EPS is computed based upon the weighted-average number of common shares outstanding plus the effect of all dilutive contingently issuable common shares from stock options, stock awards and warrants that were outstanding during the period.



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
            ============  =========  ================


12.CONTINGENCIES
     As manufacturers and distributors of specialty chemicals and systems, the Corporation is subject to extensive U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing: discharges of pollutants into the air and water; the management and disposal of hazardous substances and wastes; and the cleanup of contaminated properties.
     The Corporation has incurred, and will continue to incur, significant costs and capital expenditures in complying with these laws and regulations. The Corporation could incur significant additional costs, including cleanup costs, fines and sanctions and third-party claims, as a result of violations of or liabilities under environmental laws. In order to ensure compliance with applicable environmental, health and safety laws and regulations, the Corporation maintains a disciplined environmental and occupational safety and health compliance program, which includes conducting regular internal and external audits at its plants to identify and categorize potential environmental exposure.
     The Corporation's nature of operations and products (including raw materials) exposes it to the risk of liabilities or claims with respect to environmental cleanup or other matters, including those in connection with the disposal of hazardous materials. The Corporation has been named as a potentially responsible party ("PRP") at three Superfund sites. There are many other PRPs involved at each of these sites. The Corporation has recorded its best estimate of liabilities in connection with site clean-up based upon the extent of its involvement, the number of PRPs and estimates of the total costs of the site clean-up that reflect the results of environmental investigations and remediation estimates produced by remediation contractors. While the ultimate costs of such liabilities are difficult to predict, the Corporation does not expect that its costs associated with these sites will be material.
     In addition, some of the Corporation's facilities have an extended history of chemical processes or other industrial activities. Contaminants have been detected at some of these sites, with respect to which the Corporations ise conducting environmental investigations and/or cleanup activities. These sites include some of the Canning sites acquired in December 1998, such as the Kearny, New Jersey and Waukegan, Illinois sites. The Corporation has established an environmental remediation reserve of $2 million, predominantly attributable to those Canning sites that it believes will require environmental remediation. With respect to those sites, it also believes that its Canning subsidiary is entitled under the acquisition agreement to withhold a deferred purchase price payment of approximately $2 million. The Corporation estimates the range of cleanup costs at its Canning sites between $2 and $11.5 million. Investigations into the extent of contamination, however, are ongoing with respect to some of these sites. To the extent the Corporation's liabilities exceed $2 million, it may be entitled to additional indemnification payments. Such recovery may be uncertain, however, and would likely involve significant litigation expense.
     The Corporation does not anticipate that it will be materially affected by environmental remediation costs, or any related claims, at any contaminated sites, including the Canning sites. It is difficult, however, to predict the final costs and timing of costs of site remediation. Ultimate costs may vary from current estimates and reserves, and the discovery of additional contaminants at these or other sites or the imposition of additional cleanup obligations, or third-party claims relating thereto, could result in significant additional costs.
     Legal  Proceedings
     On January 30, 1997, the Corporation was served with a subpoena from a federal grand jury in Connecticut requesting certain documents relating to an accidental spill from its Huntingdon Avenue, Waterbury, Connecticut facility that occurred in November of 1994, together with other information relating to operations and compliance at the Huntingdon Avenue facility. The Corporation was subsequently informed that it is a subject of the grand jury's investigation in connection with alleged criminal violations of the federal Clean Water Act pertaining to its wastewater handling practices. The Corporation has retained outside law firms to assist in complying with the subpoena and the underlying investigation. It has cooperated from the outset with the investigation and is currently involved in informal negotiations with the Government with a view towards settling any and all charges in this matter without resort to trial. At this time of these negotiations it is too speculative to quantify the precise financial implications to the Corporation.
     In addition, two of the Corporation's former employees, who worked at the Huntington Avenue facility, pled guilty in early 2001 to misdemeanor violations under the Clean Water Act in connection with the above matter. These individuals were recently sentenced to fines of $25,000 and $10,000 and 2 years probation, as well as community service.
     In a separate matter, on July 26, 1999, the Corporation was named in a civil lawsuit commenced in the Superior Court of the State of Connecticut brought by the Connecticut Department of Environmental Protection alleging various compliance violations at its Huntingdon Avenue and Freight Street locations between the years 1992 through 1998 relating to wastewater discharges and the management of waste materials. The complaint alleges violations of its permits issued under the Federal Clean Water Act and the Resource Conservation and Recovery Act, as well as procedural, notification and other requirements of Connecticut's environmental regulations over the foregoing period of time. The Corporation is vigorously defending this complaint. It currently believes that the outcome of this proceeding will not materially affect its business or financial position, however, the proceeding is in the early stages. Therefore, at this time it is too speculative to quantify the financial implications to the Corporation.
     The Corporation's business operations, consist principally of manufacture and sale of specialty chemicals, supplies and related equipment to customers throughout much of the world. Approximately 38% of the business is concentrated in the printing industry used for a wide variety of applications, including offset blankets, printing plates, textile blankets and rubber based covers for industrial rollers, while 28% of the business is concentrated with manufacturers of printed circuit boards which are used in a wide variety of end-use applications, including computers, communications and control equipment, appliances, automobiles and entertainment products. As is usual for this business, the Corporation generally does not require collateral or other security as a condition of sale, choosing, rather, to control credit risk of trade account financial instruments by credit approval, balance limitation and monitoring procedures. Management believes that reserves for losses, which are established based upon review of account balances and historical experience, are adequate.


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