Form 10-K, Exhibit 13
period 2001-12-31
MACDERMID INC
filed 2002-03-22
CIK 61138

EXHIBIT 13
   PORTIONS of MACDERMID'S TRANSITION YEAR 2001 ANNUAL REPORT TO STOCKHOLDERS

MESSAGE  TO  SHAREHOLDERS


FIVE  YEAR  SELECTED  FINANCIAL  DATA  AS  VIEWED  BY  MANAGEMENT
(In  thousands,  except  share  and  per  share  amounts)

                                                                   (unaudited)
                                                   Nine Months     Nine Months
                                                      Ended           Ended
                                                   December 31,   December 31,       Twelve  Months  Ended  March 31
                                                       2001           2000         2001      2000      1999      1998
OPERATING RESULTS
------------------------------------------------------------------------------------------------------------------------
Net Sales                                         $     533,860   $     582,995  $794,776  $758,080  $612,801  $ 528,567
Gross Profit                                      $     223,139   $     267,661  $354,550  $358,936  $295,133  $ 257,961
Net Earnings (excluding restructuring,
impairment and one-time merger charges)           $      18,581   $      34,655  $ 42,980  $ 50,210  $ 55,626  $  29,758
Diluted Earnings Per Common Share
(excluding restructuring, impairment and one-
time merger charges) (1)                          $        0.57   $        1.07  $   1.33  $   1.55  $   1.72  $    0.92
Diluted Earnings (Loss) Per Common Share          $       (0.91)  $        0.93  $   1.07  $   1.40  $   1.72  $    0.92

FINANCIAL POSITION AT YEAR END
------------------------------------------------------------------------------------------------------------------------
Working Capital                                   $     140,270   $     145,549  $125,689  $133,318  $117,643  $  99,637
Current Ratio                                               1.8             1.7       1.5       1.7       1.6        1.8
Total Assets                                      $     790,885   $     868,911  $884,825  $790,492  $737,289  $ 498,195
Total Debt                                        $     412,363   $     467,056  $472,884  $411,258  $410,081  $ 273,529
Common Shareholders' Equity                       $     203,431   $     236,978  $230,669  $213,254  $163,350  $ 106,315
Total Debt as a Percent of Total Capitalization            67.0            66.3      67.2      65.9      71.5       72.0

OTHER DATA
------------------------------------------------------------------------------------------------------------------------
Return On Sales (%) (excluding restructuring,
 impairment and one-time merger charges)                    3.5             5.9       5.4       6.6       9.1        5.6
Return On Average Common Equity (%)
(excluding restructuring, impairment and one
time merger charges)                                       11.4            20.5      19.4      26.7      41.3       30.6
Cash Provided by Operations                       $      83,565   $      39,665  $ 59,070  $ 59,834  $ 80,456  $  55,610
Capital Expenditures (net)                        $       4,503   $       5,942  $ 15,653  $ 23,398  $ 19,935  $  13,493
Owner Earnings (2)                                $      79,062   $      33,723  $ 43,417  $ 36,436  $ 60,521  $  42,117
EBITDA (excluding restructuring, impairment
and one-time merger charges) (3)                  $      80,317   $     112,750  $143,951  $152,170  $135,958  $ 104,436

(1)  Per  share  data  has  been  restated  to  reflect the effect of an 3 for-1 stock split effective February 6, 1998.
(2)  Represents  cash flow from operations, less net capital spending.  Owner Earnings is not intended to represent cash flow from operations as defined by generally accepted accounting principles.  It should not be used as an alternative to net  income  as  an  indicator  of  operating  performance  or  to  cash  flows  as  a  measure  of  liquidity.
 (3)  Represents  earnings  (before  minority  interest  and  extraordinary  charge) before interest, taxes on earnings, depreciation  and  amortization.  EBITDA  is not intended to represent cash flow from operations as defined by generally accepted  accounting  principles.  It  should  not  be used as an alternative to net income as an indicator of operating performance  or  to  cash  flow  as  a  measure  of  liquidity.





Dear  Shareholders,

     We survived! Never in our wildest imagination would we have thought the external environment could be as difficult as it was in this year. It has been referred to as "the hundred year flood", referencing something so unusual that no forecaster would consider it a statistical possibility. Demand in printed circuits was down by almost half. Printed pages, driven by advertising, was down dramatically, and global industrial demand plummeted as the year progressed. I would have never thought that MacDermid's business model would be so severely tested. I believe the wisdom of the strategic re-make is now crystal clear. First the numbers.

     This year we changed our fiscal year to December, therefore the official transition period represents nine months instead of the normal twelve. Net sales for the nine-month fiscal year ended December 31, 2001 were $533.9 million versus $583.0 million in the prior nine months. Net earnings before restructuring and impairment charges were $18.6 million versus $34.7 million. Earnings per share before charges were $0.57 vs. $1.07. Earnings after the charges were a loss of $28.9 million compared to a $30.2 million profit in the prior nine-month transition period.

     For some time we have been talking about Owner Earnings a measure of free cash flow. For the nine months, Owner Earnings were $79.1 million, more than double the $33.7 million in the prior nine-month year. It has been argued that growth in Owner Earnings, the driver of intrinsic value, is the most important measure for determining shareholder value over time. It is a measure popularized by Warren Buffett, the legendary investor. I would recommend that all shareholders review our Shareholder Principals, plagiarized from Mr. Buffett with his permission (see page 1). We try to ensure all actions are consistent with those principles. One might observe that because Owner Earnings is the only "up measure" in this difficult year, it is especially convenient to discuss it now. To the contrary. This year illustrates why Owner Earnings is so important. It is one of the few things we could control this year.

     MacDermid's long-standing culture is critical in understanding us. The Clan (Scottish for the word family) responded to the business environment in extraordinary fashion. Why? First and foremost, we are all owners. This is not an intellectual exercise! Virtually every member of our management team and thousands of Clan members around the world own a piece of this company, and act like it. When business turns down, I don't have to call people all over the world and ask them what they are doing about it. Our engaged, experienced leaders, acting like owners of the business, have already begun taking appropriate action in hundreds of locations worldwide before I even know the business has turned down! This year's business downturn has added a new weapon to our cultural arsenal, working capital management. We have always referred to ourselves as "frugal entrepreneurs". We know cost management. Historically, we also managed capital expenditures well; however, we never focused enough attention on working capital. In addition to me acting as our not-so-benevolent internal "banker", we tied compensation to cash flow. In retrospect I probably wasted a lot of energy trying to persuade our team to give more attention to working capital. Entrepreneurs watch their pocket book. As a result the team blew away the first year targets for Owner Earnings in the compensation plan. This is important because it gives us another tool to maximize the financial returns of our businesses. Yes, we will have to reinvest a portion of the working capital back in the business as volume returns, but I believe it can be at a far lower rate than it has been historically. I believe we are world class by any standards in managing capital expenditures. I see no reason why we can not attain similar performance levels in working capital management.
Ultimately,  we  hope  to  be  world-leading  in  overall  cash  generation.

     This year provides a vivid example of the strength of our business model. Reported revenues for the nine months were down 8%, compared to the same period last year. Adjusted for acquisitions, divestitures and currency, on an apples-for-apples basis, revenues were down 16%, compared to the same period last year. This decline is far less than the overall decline in our markets. Why? Firstly, re-occurring revenues make up the vast majority of our revenues. In many cases, our customers must buy our products whether they produce anything or not. Yes, our revenue can be effected by slow downs, especially if dramatic, but declines are far from linear with demand. The second important factor is our variable cost structure. More than 60% of our costs are incurred directly in manufacturing products. Of those manufacturing costs, 75% are variable raw materials. Variable manufacturing costs combined with product differentiation is why our gross profit as a percentage of sales is so consistent. Thirdly, our manufacturing capacity requires very little capital to maintain or expand. We spent $4.5 million in capital expenditures this year. That amount was more than sufficient to maintain our plants and even provided some investment capital for growth. So, in a declining revenue climate, we generate a lot of cash. That IS something we can control.

     This year reinforced the wisdom behind the strategic re-make we embarked upon in in the late 1990's. If we had remained almost totally concentrated in electronics, as we were then, survival would have been much less assured. Our business is now well balanced between electronic chemicals, graphic arts, industrial plating additives, and specialty offshore fluids. I believe time will prove that all of these businesses, when fully injected with the MacDermid culture, will generate exceptional returns. We knew when we embarked upon the urgent re-balancing of our business that there was more execution risk than we would have preferred. However, as largely undiversified owners we couldn't stand the risk to the entity that the concentrated portfolio represented. Of course we had a choice. We could have diversified personally instead but that just would not have fit our culture. I am an extreme believer in Mr. Buffett's tenant, "put all your eggs in one basket and watch that basket". Once we embarked, the biggest risk in the rapid diversification was betting on non-MacDermid management. However, we had little choice as we enjoyed little excess capacity in experienced management. The bet didn't work. This experience reinforced to us that it is very unlikely an acquired senior management team will be able to embrace our culture. There are exceptions. The management team in Offshore is absolutely first rate, even by our standards. The good news is that the execution issues are behind us. We have solid
MacDermidized  management  running  almost  every  business  unit.

     Management capacity is still an issue. We have managed to fill the gaps, but frankly we are still short in bench strength. We have recruited senior management for Corporate, most notably John Malfettone, our new Executive Vice President and Chief Financial Officer. John comes to us with multi-year experience in public accounting followed by 12 years with General Electric. John is steeped in world-class business systems experience which is vital since MacDermid is no longer a small company. We desire to build upon our entrepreneurial heritage while adding just enough business systems to manage the larger scale effectively. John will lead the charge to develop the internal management systems to give us the capacity to use our extensive cash flow for investments in the future. The most important initiative is leadership development. We are embarking on a broad scale internal development and a selective recruiting program to ensure we will be ready with management capacity when the opportunities present themselves.

     Another of my favorite Buffett sayings is, "In order to have a brilliant future, first you have to be sure you have a future." In order to solidify our future, this year we reconfigured our debt structure. We started the year with $433.2 million in senior bank debt. We ended the year with $80.9 million. This was accomplished two ways. In July we issued $300 million in ten-year subordinated bonds, and throughout the nine months we reduced borrowing by $63 million through cash flow generated internally. At the time of our bond offering we were often asked, "Why would you replace relatively inexpensive bank debt with much more expensive high yield bonds?" Our answer was twofold. Firstly, at the time we saw the beginning of the electronics downturn. Even though most experts were calling the downturn an inventory correction, we couldn't be sure, and we couldn't stand the downside. Additionally, we were subject to the whims of the commercial lenders who have the habit of throwing money at you one day and completely reversing the next. In the end we decided we just didn't have the margin of error in our capital structure we needed to be comfortable regardless of the cost differential. Secondly, and I believe more importantly, our business model should be able to easily overcome the modest cost differential in interest expense (about $4 million currently). If we view the $300 million in subordinated bonds as semi-permanent capital, I believe we will consider them a bargain in the future especially relative to equity, the next in line in the capital structure. Having lived through "the hundred year flood" we have revisited at our long-standing risk ratio of debt to EBITDA of 3.5X. For now we will maintain the maximum target if a significant portion is in the form of very long term subordinated bonds. We have always viewed the target as "not to exceed." In the short term we will be concentrating on continuing to reduce debt to get ourselvesus below the target with room to spare.

In recent times, aggressive accounting has been in the news. MacDermid has always been appropriately conservative in our accounting. We have always avoided accounting tricks and other "on the edge" tactics. When you have all your eggs in one basket, survival of the entity is far more important than trying to ratchet a few more points of return by aggressive measures. Last year you approved a new executive stock option plan. It is an indexed performance plan. The option price is determined by the movement in the S&P Specialty Chemical Index, and the number of options can go up or down depending on our achievement in Owner Earnings targets over a four year period. The plan provides that if our stock price increases similar to the index, the options are worthless. Only by beating the index do we gain. While implementing this type of plan we elected to adopt fair value accounting under Statement of Financial Accounting Standards No. 123 that requires treating all stock options granted thereafter as an expense to the primary profit and loss statement. We did this gladly as we believe it is the right thing to do in any case. I have a very hard time understanding why stock options are not a compensation expense no matter how you look at it. Nevertheless, we are one of only a small handful of public companies who have adopted this accounting standard. I hope this gives you some comfort with our commitment to appropriately conservative accounting practices, recognizing that this expense (only $0.6 million in the short year) will make our earnings less comparable to others who do not do so. It may make our earnings move volatile as the expense will increase or decrease depending on reaching different levels of Owner Earnings. It will certainly "cost less" if our performance is average. On the other hand it can be extremely lucrative if our performance is outstanding, but management only wins if you do. Entrepreneurial risk, entrepreneurial rewards the MacDermid way.

     The future. We still have very limited visibility. Forecasting in these times is extremely unreliable. We have seen a stable demand for several months. Does that mean we have reached the bottom? We think so. We know are operating at significant positive cash flow. I believe our survival is well assured. As far as earnings goes, it is anyone's guess. Without accurate demand forecasts it is impossible to predict earnings. What we can say with conviction is that when our markets come back we should enjoy significant earnings leverage. We have made permanent reductions in our cost structure that should allow us to make uncommon returns.

     A personal statement. This year we made many painful reductions in cost that affected a lot of people. For that I feel badly. I wish we could have avoided the plant closures and staff reductions. Had it been a normal cyclical downturn we could have. This time was different. The situation required strong and immediate action. In addition to other measures, we are closing our original plant in Waterbury, CT, the very building where I often visited my father's office as a young boy. The combination of the economic realities and an impossible regulatory atmosphere are responsible. In that plant there were people who contributed over 20 years of their life to MacDermid. To all the people who lost their jobs, I am sorry. Perhaps there were things we could have done differently. We did the best we knew how. Unfortunately it wasn't good enough for those of you who lost your jobs. To each of you impacted, we wish you well and hope the skills you learned at MacDermid will serve you well in the future.

     As painful as the year was, I enter 2002 with more confidence than ever. We have a world-class, battle-hardened leadership team. I must admit there were periods when I doubted our ability to get through this transformation. I wondered if we had made the fatal mistake of diluting our culture too much. I now know that fear was unfounded. I see examples of the true Clan MacDermid all over the world in all of our businesses. We have preserved the culture that got us here. We are poised for greatness. We have far more to work with than when I was appointed CEO in 1990. We increased our share price once then by 10 times. We can do it again (not a prediction). I assure all the Clan when I say we will stay true to our Philosophy, and the Philosophy (see inside front cover) will take us to greatness.

/s/  Daniel  H.  Leever
Daniel  H.  Leever
Chairman  of  the  Board  and  Chief  Executive  Officer









MacDermid,  Incorporated:  Profile  of  an  Industrial  Leader
Founded in 1922 and headquartered in Waterbury, Connecticut, MacDermid, Incorporated (NYSE:MRD) is a leading worldwide manufacturer of specialty chemical processes for the metal and plastic finishing, electronics and graphic arts industries with operating facilities in over 20 countries. The Corporation employs over 3,400 worldwide, many of whom are shareholders. Our vision is to build one of the world's greatest industrial companies.


MANAGEMENT'S  DISCUSSION  &  ANALYSIS  OF  FINANCIAL  CONDITION
&  RESULTS  OF  OPERATIONS

(In  thousands,  except  share  and  per  share  amounts)


CONSOLIDATED  OVERVIEW
     This past year, for MacDermid, Incorporated ("the Corporation"), ended on a transitional note. First, a nine-month transition year is being reported, as a result of a change in the Corporation's fiscal year end from March 31st to December 31st. The nine-month period ended December 31, 2001 will be referred to as transition year 2001. Secondly, transition year 2001 included impairment and restructuring charges of $73,066. These charges resulted in large part from assets written down under Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" (SFAS121) and the early adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (SFAS142). Additional transitional components were the adoption of the fair value expense recognition under Statement of Financial Accounting Standards No. 123
"Accounting for Stock Based Compensation" (SFAS123) in order to more meaningfully reflect the expense of the Corporation's stock options in the periods impacted by these instruments, as well as, the adoption of Statement of Financial Accounting Standards No. 141 "Business Combinations" (SFAS141).
     Net sales for transition year 2001 were $533,860, which was $49,135, or 8% less than net sales of $582,995 for same nine-month period in the previous year. During the year, the dollar strengthened modestly against most foreign currencies resulting in a negative effect of less than 2% on translated net sales. Worldwide economies were already experiencing a weakness that only magnified after the events of September 11th.. As a result, comparable proprietary sales (particularly in electronics markets) for transition year 2001 were $78,306 less than the same period last year. This was somewhat offset by the inclusion of $46,317 non-proprietary (primarily printed circuit boards) sales of acquired (net of divested) businesses.
     Transition year 2001 produced an operating loss of $15,620 as compared to operating profit of $74,285 for the comparable period in the previous year. Operating profit was $57,446 as compared to $81,347 in the comparable nine-month period last year when excluding restructuring and impairment charges of $73,066 this year and restructuring and merger charges of $7,062 last year. This 29% decline in operating profit was from lower proprietary sales due to the negative economic factors which developed during this past year and was partially offset by sales from acquired electronics manufacturing business that have a much lower gross margin than the proprietary business. Selling, technical and administrative ("ST&A") expenses were $10,931, or 6% less than the same period last year, in large part from the restructuring program that was initiated during the second quarter of the fiscal year ending March 31, 2001. Amortization of intangibles was $9,690, or 61% less than the same period last year as a result of no longer amortizing goodwill according to SFAS142, which was adopted effective April 1, 2001. After giving effect to restructuring and impairment charges the diluted earnings per share were a $0.91 loss for transition year 2001 as compared to diluted earnings per share of $0.93 after merger-related costs and restructuring charges for the similar nine month period ended December 31, 2000. Foreign currency translation resulted in lower reported earnings of $0.02 per share for transition year 2001.


ACQUISITIONS
     The Corporation acquired a 60% interest in Eurocir S.A., a printed circuit board manufacturer based in Spain, effective January 1, 2001. Fiscal year ended March 31, 2001 consolidated operating results include the operations of Eurocir S.A. since that date. The acquisition was financed through bank borrowings under the Corporation's revolving credit facility. The total purchase price of approximately $31,000 was accounted for as a purchase transaction and included inventory, fixed assets and goodwill of approximately $27,000. Minority interest amounts are reflected in the financial statements at December 31, 2001. There is no minority interest separately identified in the financial statements at March 31, 2001 because the final determination of purchase allocations had not been completed as of the balance sheet date and the amounts were not considered material to the financial statement presentation. The purchase and sale agreement includes a put and call arrangement for the remaining 40% interest which expires after the fifth anniversary of the closing date. The purchase price for the remaining 40% is based on a multiple of earnings from operations before interest, taxes on earnings, depreciation and amortization
("EBITDA") during the period ending on the fifth anniversary of the closing date.
On June 13, 2000, the Corporation acquired the assets, subject to certain liabilities, of the digital graphics business unit of VirtualFund.com, Inc. ("Colorspan") and the results of Colorspan are included in the consolidated operating results since that date. The acquisition was financed through bank borrowings under the Corporation's revolving credit facility. The total purchase price of approximately $47,000 was accounted for as a purchase transaction and included inventory, fixed assets, goodwill of approximately $25,000 and other intangible assets of approximately $17,000. During transition year 2001, digital printing equipment sales increasingly fell short of forecast due to factors such as delayed product introduction. This resulted in future budgeted cash flows being reduced. As a result, the recoverability of Colorspan goodwill and other intangible assets were assessed, pursuant to the provisions of SFAS121 and SFAS142, and written-off with $40,675 charged to earnings during the last quarterly period of transition year 2001.

On December 29, 1999, the Corporation issued 6,999,968 shares and share equivalents of its common stock in exchange for all of the outstanding shares of PTI Inc. ("Polyfibron"). This business positions the Corporation as a worldwide leader in the Graphic Arts markets. The primary products offered to the printing industry include offset blankets, printing plates, textile blankets, sleeves and rubber based covers for industrial rollers. The business combination has been accounted for as a pooling of interests and accordingly, the consolidated financial statements for the periods prior to the combination were restated to include the accounts and results of operations of Polyfibron.

RESTRUCTURING
     The Corporation initiated a restructuring plan during the last quarter of transition year 2001 regarding the closure of certain of its Graphic Arts and Advanced Surface Finishing manufacturing facilities. At December 31, 2001 the activities of the affected locations are in the process of being relocated to other facilities in order to run those operations more cost effectively. In connection with these actions, restructuring charges of $1,859 for severance related costs and $7,807 for facility disposal services and asset write-offs were recorded during transition year 2001 (diluted $0.20 per share). Approximately 20 employees have severed in accordance with this plan resulting in cash payments of $56. This plan was only recently undertaken and there remains at December 31, 2001, a balance of $6,764 for facilities and assets disposal, as well as, $2,553 for employee severance costs for 82 individuals. These cost saving measures are expected to result in total annual savings of approximately $5,000 beginning in fiscal 2002. In addition, an $11,598 charge was taken for the closure of production activities at Dynacircuits as a result of structural changes in the printed circuit board market (diluted $0.24 per share). This cost saving measure is expected to result in total annual savings of approximately $7,000 beginning in fiscal 2002.
     The Corporation had grown significantly through acquisitions over the previous two fiscal years and a comprehensive review of its cost structure was undertaken in order to achieve cost savings. During the second quarter of fiscal 2001 the Corporation began a restructuring program in an effort to reposition its operations in both Graphic Arts and Advanced Surface Finishing. In connection with these actions, restructuring charges of $6,133 for severance for management and office support redundancies and $530 for lease cancellation and asset write-offs were recorded during fiscal year ended March 31, 2001 (diluted $0.13 per share). Approximately 165 employees have been severed in accordance with the program and an office facility for the previous headquarters of Polyfibron was closed. These cost saving measures are expected to result in total ST&A annual savings of approximately $12,000 beginning in fiscal 2002.



Nine Months Ended December 31, 2001 vs. Nine Months Ended December 31, 2000 Sales, Costs and Expenses:
     Graphic  Arts:
     Net sales of $219,595 decreased 6% in transition year 2001 for Graphic Arts. Proprietary products represent approximately 99% of the Graphic Arts segment. Net proprietary sales of $216,748 decreased 7% from net proprietary sales of $232,570 for the same period ended December 31, 2000. The decrease was due to weak demand for printing plates used with advertising as well as declining printer and hardware sales. Foreign currency translation had the effect of reducing sales approximately 1%. The Colorspan acquisition added
$6,599 proprietary sales. Net proprietary sales would have decreased 9% from the previous year, without the effects related to this acquisition and foreign currency exchange.
     Costs as a percentage of sales increased somewhat in transition year 2001 over the same period in 2000. This was due to increased costs for printer and hardware products and a decline in overhead recoveries. As a result, gross profit percentage was 41.7% in transition year 2001 as compared to 42.7% for the same period in 2000.
     ST&A expenses (excluding restructuring, impairment and merger costs) were $60,803 for transition year 2001 as compared to $65,617 for the same period in 2000. This 7% decrease was largely a result of savings from restructuring for management and office support redundancies. ST&A excluding restructuring, impairment and merger costs, as a percentage of sales, 27.7% was similar to the previous year. Research and development expenses of $8,738 decreased 6% from the same period in the previous year. Total amortization charged to earnings was $507 for transition year 2001 as compared to $6,683 in 2000. The decrease is due to the discontinuation of goodwill amortization. The resulting operating profit of $30,169 (after amortization) for transition year 2001 increased 8% over the same period in the previous year.
     Advanced  Surface  Finishing:
     Net sales of $250,963 decreased 26% in transition year 2001 for Advanced Surface Finishing. Foreign currency translation had the effect of reducing sales approximately $7,216, or 2%. Proprietary sales represent approximately 89% of total sales for transition year 2001. Net proprietary sales of $223,436 decreased 24% from net proprietary sales of $295,022 for the same period ended December 31, 2000. Divestitures eliminated $7,645 proprietary sales. Net proprietary sales would have decreased approximately 20% from the same period in the previous year, without the effects related to the divestitures and foreign currency exchange. The decrease was primarily due to weak demand in worldwide markets for electronics chemistry.
     Costs as a percentage of sales decreased slightly for transition year 2001. The most significant factors were a continuing product mix shift towards newer technologies and a more efficient pricing structure for certain other products. As a result, gross profit percentage was 50.8% in transition year 2001 as compared to 50.0% for the same period in 2000.
     ST&A expenses (excluding restructuring and impairment costs) were $91,688 for transition year 2001 as compared to $103,205 for the same period in 2000. This 11% decrease was principally due to lower selling expenses associated with reduced sales activity. ST&A excluding restructuring and impairment costs, as a percentage of sales was 36.5%, as compared to 30.4% for the same period in the previous year. Research and development expenses of $6,185 decreased 19% from the same period in the previous year. Total amortization charged to earnings was $5,550 for transition year 2001 as compared to $9,091 in 2000. The decrease is principally due to the discontinuation of goodwill amortization. As a result, operating profit of $30,273 (after amortization) for transition year 2001 decreased 47% from the same period in the previous year.
     Electronics  Manufacturing:
     The Electronics Manufacturing segment was formed by the acquisitions of the remaining interest in the Dynacircuits joint venture, in July 2000 and a 60% majority interest in Eurocir S.A., in January 2001. Net sales are classified as non-proprietary. The circuit board business does not carry the same level of gross margin as does the specialty chemical business. Net sales were $63,302 for transition year 2001 as compared to $8,532 for the comparable period ended December 31, 2000. The increase is due to nine months of sales in transition year 2001 verses none in the comparable period, for Eurocir S.A. Both years contain six months of sales for Dynacircuits, however, because these operations ceased effective September 30, 2001.
     Costs as a percentage of sales were in line with operating expectations for Eurocir, while continuing in excess of normal operating levels for Dynacircuits, for transition year 2001. Therefore, gross profit percentage was 6.6% for this year. Costs exceeded sales for the same period last year due to start-up difficulties at Dynacircuits. ST&A expenses were $7,118 for transition year 2001 as compared to $1,718 for the comparable period in the previous year, a result of Eurocir S.A. included in transition year 2001 alone. Operating losses totaled $2,995 (after amortization) for transition year 2001 as compared to $4,143 operating losses in the same period ended December 31, 2000. Income Taxes: The overall effective income tax rate decreased to 35% in transition year 2001 from 36.8% in fiscal 2001. The rate decrease was a result of a combination of non-deductible goodwill charges in the prior year, an increase in the deferred tax asset valuation reserve and the change in earnings mix from higher to lower taxed jurisdictions.
Net Earnings: Transition year 2001 resulted in a diluted loss per share of $0.91. This is compared to diluted earnings per share of $0.93 for the same period in the previous year. Foreign currency translation resulted in lower reported earnings of $0.02 per share for transition year 2001. Overall, transition year 2001 net sales were 8% lower than the comparable period in the previous year. However, proprietary sales were down 17% and this was somewhat offset with printed circuit board sales, which carry a much lower gross margin. Expenses, excluding charges for restructuring, impairment and merger related costs in each of the years, were reduced 6% and amortization expense was 61% lower, as a result of the elimination of goodwill amortization. Interest expense increased 11% over the same period in the previous year due to higher interest rates as a result of a bond offering completed on June 20, 2001, partially offset by a reduction in debt balances of $63,000. As a result, diluted earnings per share, excluding charges for restructuring, impairment and merger related costs in each of the years, was $0.57 for transition year 2001 as compared to $1.07 for the same period ended December 31, 2000.


Fiscal  2001  vs.  Fiscal  2000
Sales,  Costs  and  Expenses:
     Graphic  Arts:
     Fiscal 2001 Graphic Arts net proprietary sales of $311,767 increased 6% over fiscal 2000 net proprietary sales of $293,459. Acquisitions (net) added approximately $37,200 and a stronger U.S. dollar had the effect of reducing sales approximately $9,800. Net proprietary sales would have decreased 3% from the previous year, without the incremental sales related to acquisition and excluding the negative effect from foreign currency exchange.
     Costs as a percentage of sales increased slightly over the previous year. Certain excessive manufacturing costs were incurred during the year and overhead recoveries declined. In addition, the acquired business added costs at a noticeably higher percentage of sales than traditional business. These principal factors resulted in an overall gross profit percentage of 42.4% in 2001 as compared to 45.7% in 2000.
     ST&A expenses, excluding restructuring costs in 2001 ($4,351) and one-time merger costs in 2001 and 2000 ($1,473 and $5,727, respectively), were $83,600 for 2001, a 15% increase as compared to $72,504 for 2000. ST&A, excluding acquisition and foreign currency exchange differences decreased 6%. ST&A, as a percentage of sales was 26.8% as compared to 24.7% in the previous year, but would have been relatively similar absent the effects from acquired business. Total research and development costs were $13,469 in 2001, an increase
(including the effect of acquired business) of 29% over 2000. Total amortization charged to earnings was $8,788 for 2001 up from $7,030 in 2000. The principal effect on this increase is the amortization of goodwill and other intangibles from the Colorspan acquisition. As a result, operating profit of $39,257 (after amortization) decreased 24% from the previous year.
     Advanced  Surface  Finishing:
     Net sales of $447,875 decreased 4% in fiscal 2001 for Advanced Surface Finishing. Proprietary products represent approximately 87% of the Advanced Surface Finishing segment. During fiscal 2001, net proprietary sales of $388,840 increased 2% over fiscal 2000, proprietary sales of $383,000. Acquisitions added approximately $10,000 and a stronger U.S. dollar had the effect of reducing sales approximately $17,500. Net proprietary sales would have increased 4% from the previous year, were the incremental sales related to acquisition and negative effect from foreign currency exchange to be excluded. This increase came from the Asian region, primarily during the first half of the year.
     Costs as a percentage of sales decreased slightly from the previous year. Sales mix continued to shift to newer, more efficient and environmentally friendlier electronics technologies that carry more favorable gross margins. Softening pricing for certain products has stabilized this year, as well. These principal factors resulted in an overall gross profit percentage of 50.0% in 2001 as compared to 48.4% in 2000.
     ST&A expenses, excluding restructuring costs in 2001 ($2,312) and one-time merger costs in 2000 ($1,890), were $142,244 for 2001 a 7% decrease as compared to $152,222 for 2000. ST&A, excluding acquisition and foreign currency exchange differences decreased 4%. ST&A, excluding restructuring costs, as a percentage of sales was 31.8%, a decrease of approximately 1% from 32.8% in the previous year. Total research and development costs were $10,997 in 2001, a decrease of 9% from 2000. Total amortization charged to earnings was $11,484 for 2001 up from $10,533 in 2000. The increase is from goodwill amortization of various recent acquisitions throughout Europe. As a result, operating profit of $70,997 (after amortization) increased 7% over the previous year.
     Electronics  Manufacturing:
     The Electronics Manufacturing segment was newly formed in fiscal 2001 by the acquisitions of the remaining interest in the joint venture Dynacircuits, in July 2000, and a 60% majority interest in Eurocir S.A., in January 2001. These circuit board sales are non-proprietary and gross margin is much less than the specialty chemical business. Net sales were $35,134 for fiscal 2001. Costs were in excess of sales, due to start-up difficulties at Dynacircuits. ST&A expenses were $4,213 for 2001, which is 12.0% of sales. Total amortization charged to earnings was $369 for 2001, representing three months activity for the Eurocir acquisition. There was an asset impairment charge of $3,945 included in expenses for 2001. As a result, operating losses (after amortization) totaled $10,347 for the partial year 2001.
Income Taxes: The overall effective income tax rate increased to 36.8% in 2001 from 36.3% in 2000. The rate increase was due to a combination of the change in earnings mix from lower to higher tax jurisdictions, the non-deductible goodwill charges associated with the Canning acquisition and a write-off of deferred tax assets that will not be realized. These charges were somewhat offset by the continuing impact of worldwide tax minimization strategies.
Net Earnings: The Corporation increased long-term borrowings throughout the year, primarily to effect its acquisition strategy. In addition, the cost of borrowing increased approximately one percentage point and, therefore, net interest expense increased 7% over 2000. This, coupled with lower operating profit due to modest sales increases and relatively higher costs and expenses for 2001, pushed net earnings below 2000. Diluted earnings per share decreased in 2001 to $1.07 per share as compared to $1.40 per share in 2000.

CRITICAL  ACCOUNTING  POLICIES
     In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management must undertake decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and also assumptions upon which accounting estimates are based. Management applies judgement based on its understanding and analysis of the relevant circumstances to reach these decisions. However, actual results could differ significantly from the estimates applied. Notes to Consolidated Financial Statements, Note 1 Summary of Significant Accounting Policies provides a description of the critical accounting policies followed in the preparation of the financial statements.
The  Corporation's  critical  accounting  policies  include  the  following:
The Corporation records sales, including freight charged to customers, when its products are shipped. In addition, commissions and royalties are recorded when earned.
     The Corporation values inventory at lower of average moving cost or replacement market. Management regularly reviews obsolescence to determine that inventories are appropriately reserved. In making any determination historical write-offs, product evolution, usage rates and quantities of stock on hand are considered.
     The Corporation records property, plant and equipment at cost. Depreciation and amortization of property, plant and equipment are provided over the estimated useful lives of the respective assets, principally on the straight-line basis. Expenditures for maintenance and repairs are charged directly to expense; renewals and betterments which significantly extend the useful lives are capitalized. Costs and accumulated depreciation and amortization on assets retired or disposed of are removed from the accounts and the gains or losses resulting therefrom, if any, are credited or charged to earnings.
     The Corporation performs periodic review of the carrying value of long-lived assets for impairment in accordance with SFAS121 and SFAS142. In many instances, projected future cash flows are used to assess the recoverability of long-lived assets of the Corporation. Estimation factors, including but not limited to, the timing of new product introductions, market conditions and competitive environment could affect previous projections.
     The Corporation is subject to environmental remediation and also has been identified as a potentially responsible party by the Environmental Protection Agency. In addition, the Corporation has been a party to a number of claims and lawsuits that arise out of the ordinary conduct of business. It is the Corporation's policy to review these environmental issues in light of historical experience and to reserve for those that both a liability has become probable and the cost is reasonably estimable, in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.
NEW  ACCOUNTING  STANDARDS  AND  ACCOUNTING  CHANGES
     The Corporation adopted the fair value expense recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS123) for its stock options effective April 1, 2001. Previously, and since April 1, 1996, the Corporation had adopted the disclosure requirements of SFAS123 and accounted for its stock options by applying the expense recognition provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"). As a result of this change, compensation expense is measured using the fair value for options granted after April 1, 2001. The resulting expense is amortized over the period in which it is earned. In transition year 2001 there was $619 charged to expense. In addition, pro forma net income and per share amounts are required to be presented as if the alternative fair value-based method of accounting provided for under SFAS123 had been applied to all options granted after March 31, 1995.
     On April 1, 2001, the Corporation adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS133"). SFAS133 replaced existing pronouncements and practices with a single, integrated, accounting framework for derivatives and hedging activities. Hedge accounting treatment provides for the deferral of gains or losses on derivative instruments until such time as the related transactions occur. For those derivatives that do not meet the requirements of hedge accounting, the Corporation recognizes periodic increases or decreases in the fair value of the derivative directly to earnings. As of December 31, 2001, the Corporation had a liability of $1,328, which represents the fair value of its derivatives. For the transition year 2001 there was a charge to earnings of $1,733 and a deferred loss, net of income taxes, of $276 recorded in other comprehensive income.
     Also as of April 1, 2001, the Corporation adopted Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS141") and as a result there was $6,396 transferred to goodwill from other intangible assets. The Corporation early adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS142"). SFAS142 supersedes certain provisions of APB Opinion No. 17, Intangible Assets ("APB17") with regard to accounting for and disclosures of goodwill and other intangible assets with indeterminable lives, subsequent to their acquisition. The fair value of goodwill using the expected value of future cash flows was in excess of the carrying value upon adoption. The Corporation must periodically test the current fair value of these assets for impairment as compared to the carrying value at the time of assessment. SFAS121 also applies to intangible assets with determinable lives. During transition year 2001, digital printing equipment sales increasingly fell short of forecast due to factors such as delayed product introduction. This resulted in future budgeted cash flows being reduced. As a result, the recoverability of Colorspan goodwill and other intangible assets were assessed pursuant to the provisions of SFAS121 and SFAS142 and written-off during the last quarterly period of transition year 2001. The Corporation charged $44,963 against earnings in transition year 2001 for Colorspan goodwill and other intangible assets (see Notes to Consolidated Financial Statements, Note 1(s) Acquisitions), as well as certain other intangible assets that were determined to be impaired.

     The FASB recently issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations and Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Corporation is currently evaluating the impact of these standards.

LIQUIDITY  &  CAPITAL  RESOURCES
The principal sources and uses of cash in the nine-month periods ended December 31, 2001 and 2000 as well as the fiscal years ended March 31, 2001 and 2000 were as follows:


                                                   Unaudited
                                  Nine Months     Nine Months
                                     Ended           Ended
                                  December 31,    December 31,    Year Ended  March 31,
                                      2001            2000           2001         2000
                                 --------------  --------------  ------------  ----------
Cash provided by:
Operations                       $      83,565   $      39,665   $    59,070   $   59,834
Proceeds from disposition of
fixed assets, businesses and
available-for-sale securities            2,431           5,141        16,749       13,453
                                 --------------  --------------  ------------  ----------
Net increase in borrowings                 ---          36,943        32,962          ---
                                 --------------  --------------  ------------  ----------
                                 $      85,996   $      81,749   $   108,781   $   73,287
Cash used for:
Capital expenditures             $       6,934   $      10,533   $    22,437   $   24,039
Business acquisitions                      ---          70,874        88,630       26,351
Purchase of treasury shares                635             196           196          ---
Dividend payments                        1,929           1,869         2,493        2,133
Deferred financing fees                  8,837             ---           ---          ---
Net decrease in borrowings              62,577             ---           ---       20,660
                                 --------------  --------------  ------------  ----------
                                 $      80,912   $      83,472   $   113,756   $   73,183
Effect of exchange rates                 ($563)          ($661)      ($2,595)  $    2,384
                                 --------------  --------------  ------------  ----------
Net increase (decrease) in cash
Balances                         $       4,521         ($2,384)      ($7,570)  $    2,488
                                 ==============  ==============  ============  ==========



     Cash flows from operations are used to fund dividend payments to shareholders ($0.06 per common share for transition year 2001), working capital requirements of the Corporation and capital projects. The Corporation has paid cash dividends continuously since 1948. During transition year 2001, $83,565 of cash flows provided by operations were 111% greater than $39,665 provided by operations for the same period in the previous year. Significant cash flows were generated in transition year 2001 as working capital requirements were reduced as a result of proactive working capital measures during a period of sales decline. The high level of cash flows generated by these measures may not repeat should working capital requirements increase as a result of increased sales from economic recoveries worldwide. From time-to-time MacDermid utilizes additional outside sources to fund overall needs, including major capital projects for new and upgraded research and technical, manufacturing and administrative facilities and for business acquisitions. In certain years, the Corporation has embarked on programs that have required significant amounts of funds in excess of those available from cash flows from operations. In spite of some difficult economic conditions the Corporation continues to generate significant cash flows allowing for aggressive repayment of its debt obligations, in addition to servicing working capital requirements.
     New opportunities for business acquisitions, which become available from time to time, are evaluated individually as they arise based upon MacDermid's criteria for technological improvement and innovation, potential for earnings growth and compatibility with the existing distribution channels. Management intends to pursue those opportunities that have a strong potential to enhance shareholder value. There were no acquisitions during transition year 2001. One such opportunity, Eurocir S.A., occurred in January 2001. The Corporation acquired a 60% interest in this electronics printed circuit board manufacturer for approximately $31,000 as part of its plan to further the application of its ViaTek process for the production of double-sided circuit boards.
     New capital spending during transition year 2001 of approximately $6,934 (less $2,431 dispositions is $4,503 net) compares with $10,533 (less $4,591 dispositions is $5,942 net) for the same period in the previous year. For fiscal 2002, planned new capital projects total approximately $14,000. Capital spending occurs on a worldwide basis for new and upgraded technical equipment and facilities, including but not limited to, manufacturing and administrative requirements.
     The Board of Directors has, from time to time, authorized the purchase of issued and outstanding shares of the Corporation's common stock. Pursuant to these authorizations, MacDermid acquired 32,044 shares during transition year 2001 and 9,794 shares during fiscal 2001 in privately negotiated purchases. Treasury shares may be used for transfer or sale to employee benefit plans, business acquisitions or for other corporate purposes. The outstanding authorization to purchase up to 142,282 shares, if exercised at the NYSE closing price on December 31, 2001, would cost approximately $2,412.
     The Corporation's financial position remains strong and, other than the satisfaction of debt obligations, there are no long-range commitments, which would have a significant impact upon results of operations, financial condition or liquidity. The Corporation had domestic and foreign short-term uncommitted credit lines with banks approximating $64,000 ($12,961 outstanding at December 31, 2001) in addition to $175,000 ($80,905 outstanding at December 31, 2001) committed revolving credit facility. Management believes that additional borrowing could be obtained if needed.

Contractual cash commitments for the fiscal years subsequent to December 31, 2001 are summarized in the following table:




--------------------------------------------------------------------------------------
Obligation                          Next Year    2-4 Years   5 Years or More  Total
--------------------------------------------------------------------------------------


Long-term debt                      $    4,346  $   90,359  $        301,418  $396,123
Capital leases                           1,268       1,458               553     3,279
Operating leases                         9,844      10,780             4,202    24,826
                                    ----------  ----------  ----------------  --------

Total contractual cash commitments  $   15,458  $  102,597  $        306,173  $424,228



EURO  CURRENCY  CONVERSION
     On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency ("Euro"). The transition period for the introduction of the Euro ends June 30, 2002. Issues that face the Corporation as a result of the introduction of the Euro include converting information technology systems which were largely upgraded under the year 2000 compliance review, reassessing currency risk, negotiating and amending contracts, as well as processing accounting and tax records. The Corporation is continually addressing these issues and does not expect the Euro to have a material effect on its financial condition or results of operations.
ENVIRONMENTAL  MATTERS
     As manufacturers and distributors of specialty chemicals and systems, the Corporation is subject to extensive U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing: discharges of pollutants into the air and water; the management and disposal of hazardous substances and wastes; and the cleanup of contaminated properties.
     The Corporation has incurred, and will continue to incur, significant costs and capital expenditures in complying with these laws and regulations. The Corporation could incur significant additional costs, including cleanup costs, fines and sanctions and third-party claims, as a result of violations of or liabilities under environmental laws. In order to ensure compliance with applicable environmental, health and safety laws and regulations, the Corporation maintains a disciplined environmental and occupational safety and health compliance program, which includes conducting regular internal and external audits at its plants to identify and categorize potential environmental exposure.
     The Corporation's nature of operations and products (including raw materials) exposes it to the risk of liabilities or claims with respect to environmental cleanup or other matters, including those in connection with the disposal of hazardous materials. The Corporation has been named as a potentially responsible party ("PRP") at three Superfund sites. There are many other PRPs involved at each of these sites. The Corporation has recorded its best estimate of liabilities in connection with site cleanup based upon the extent of its involvement, the number of PRPs and estimates of the total costs of the site cleanup that reflect the results of environmental investigations and remediation estimates produced by remediation contractors. While the ultimate costs of such liabilities are difficult to predict, the Corporation does not expect that its costs associated with these sites will be material.
     In addition, some of the Corporation's facilities have an extended history of chemical processes or other industrial activities. Contaminants have been detected at some of these sites, with respect to which the Corporations is conducting environmental investigations and/or cleanup activities. These sites include some of the Canning sites acquired in December 1998, such as the Kearny, New Jersey and Waukegan, Illinois sites. The Corporation has established an environmental remediation reserve of $2 million, predominantly attributable to those Canning sites that it believes will require environmental remediation. With respect to those sites, it also believes that its Canning subsidiary is entitled under the acquisition agreement to withhold a deferred purchase price payment of approximately $2 million. The Corporation estimates the range of cleanup costs at its Canning sites between $2 and $11.5 million. Investigations into the extent of contamination, however, are ongoing with respect to some of these sites. To the extent the Corporation's liabilities exceed $2 million, it may be entitled to additional indemnification payments. Such recovery may be uncertain, however, and would likely involve significant litigation expense.
     The Corporation does not anticipate that it will be materially affected by environmental remediation costs, or any related claims, at any contaminated sites, including the Canning sites. It is difficult, however, to predict the final costs and timing of costs of site remediation. Ultimate costs may vary from current estimates and reserves, and the discovery of additional contaminants at these or other sites or the imposition of additional cleanup obligations, or third-party claims relating thereto, could result in significant additional costs.
     Legal  Proceedings
     On January 30, 1997, the Corporation was served with a subpoena from a federal grand jury in Connecticut requesting certain documents relating to an accidental spill from its Huntingdon Avenue, Waterbury, Connecticut facility that occurred in November of 1994, together with other information relating to operations and compliance at the Huntingdon Avenue facility. The Corporation was subsequently informed that it is a subject of the grand jury's investigation in connection with alleged criminal violations of the federal Clean Water Act pertaining to its wastewater handling practices. In addition, two of the Corporation's former employees, who worked at the Huntington Avenue facility, pled guilty in early 2001 to misdemeanor violations under the Clean Water Act in connection with the above matter. These individuals were sentenced to fines of $25 and $10 and 2 years probation, as well as community service.
     In a separate matter, on July 26, 1999, the Corporation was named in a civil lawsuit commenced in the Superior Court of the State of Connecticut brought by the Connecticut Department of Environmental Protection alleging various compliance violations at its Huntingdon Avenue and Freight Street locations between the years 1992 through 1998 relating to wastewater discharges and the management of waste materials. The complaint alleges violations of its permits issued under the Federal Clean Water Act and the Resource Conservation and Recovery Act, as well as procedural, notification and other requirements of Connecticut's environmental regulations over the foregoing period of time.
     The Corporation voluntarily resolved both of these matters on November 28, 2001. As a result, MacDermid will be required to pay fines and penalties totaling $2,500, without interest, over six quarterly installments. In addition, $1,550 will be paid to various local charitable and environmental organizations and causes. The Corporation will be placed on probation for two years and will perform certain environmental audits, as well as other environmentally related actions. The Corporation had recorded liabilities during the negotiation period and therefore future results of operations and financial position will not be affected by these arrangements. FORWARD-LOOKING STATEMENTS
     This report and other Corporation reports include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that is based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. The statements contained in this report that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties.
     The words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions, have been used to identify forward-looking statements. These forward-looking statements are made based on management's expectations and beliefs concerning future events affecting the Corporation and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond its control, that could cause actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from the forward-looking statements: acquisitions and dispositions, environmental liabilities, changes in general economic, business and industry conditions, changes in current advertising, promotional and pricing levels, changes in political and social conditions and local regulations, foreign currency fluctuations, inflation, significant litigation; changes in sales mix, competition, disruptions of established supply channels, degree of acceptance of new products, difficulty of forecasting sales at various times in various markets, the availability, terms and deployment of capital, and the other factors discussed elsewhere in this report.
     All forward-looking statements should be considered in light of these factors. The Corporation undertakes no obligation to update forward-looking statements or risk factors to reflect new information, future events or otherwise.



CONSOLIDATED  STATEMENTS  OF  EARNINGS
(In  thousands,  except  share  and  per  share  amounts)

                                                                    (unaudited)
                                                    Nine Months     Nine Months
                                                       Ended           Ended
                                                    December 31,    December 31,      Year Ended  March 31,
                                                   --------------  --------------  ------------  ------------
                                                        2001            2000           2001          2000
                                                   --------------  --------------  ------------  ------------
Net sales                                          $     533,860   $     582,995   $   794,776   $   758,080
Costs and expenses:
   Cost of sales                                         310,721         315,334       440,226       399,144
   Selling, technical and administrative                 159,609         170,540       230,057       224,726
   Amortization of  intangibles                            6,084          15,774        20,641        17,563
   Merger related costs                                      ---           1,473         1,473         7,617
   Restructuring costs                                    21,264           5,589         6,663           ---
   Impairment charge                                      51,802             ---         4,800           ---
                                                   --------------  --------------  ------------  ------------
                                                         549,480         508,710       703,860       649,050
                                                   --------------  --------------  ------------  ------------
          Operating profit (loss)                        (15,620)         74,285        90,916       109,030
Other income (expense):
   Interest income                                           802           1,414         2,007         2,007
   Interest expense                                      (28,291)        (25,587)      (35,251)      (33,050)
   Miscellaneous, net                                     (1,203)         (2,339)       (2,735)         (935)
                                                   --------------  --------------  ------------  ------------
                                                         (28,692)        (26,512)      (35,979)      (31,978)
                                                   --------------  --------------  ------------  ------------
Earnings (loss) before income taxes,
minority interests and extraordinary charge              (44,312)         47,773        54,937        77,052
Income tax (expense) benefit (note 8)                     15,510         (17,581)      (20,133)      (27,932)
Minority interests                                          (110)            ---           ---           ---
                                                   --------------  --------------  ------------  ------------
   Earnings (loss) before extraordinary charge           (28,912)         30,192        34,804        49,120
Extraordinary charge due to early
  retirement of debt, net of tax benefit
  of $2,305                                                  ---             ---           ---        (3,762)
                                                   --------------  --------------  ------------  ------------
   Net earnings (loss)                             $     (28,912)  $      30,192   $    34,804        45,358
                                                   ==============  ==============  ============  ============

Earnings (loss) per share (note 1)
   Basic
     Earnings (loss) before extraordinary charge   $       (0.91)  $        0.97   $      1.12   $      1.58
     Extraordinary charge due to early
      retirement of debt, net of tax
       benefit                                     $         ---   $         ---   $       ---   $     (0.12)
                                                   --------------  --------------  ------------  ------------
     Net earnings (loss)                           $       (0.91)  $        0.97   $      1.12   $      1.46
                                                   ==============  ==============  ============  ============
   Diluted
     Earnings (loss) before extraordinary charge   $       (0.91)  $        0.93   $      1.07   $      1.52
     Extraordinary charge due to early
      retirement of debt, net of tax benefit       $         ---   $         ---   $       ---   $     (0.12)
                                                   --------------  --------------  ------------  ------------
     Net earnings (loss)                           $       (0.91)  $        0.93   $      1.07   $      1.40
                                                   ==============  ==============  ============  ============
Weighted average number of common
  shares outstanding (note 1):
     Basic                                            31,911,570      31,132,118    31,153,006    31,155,756
                                                   ==============  ==============  ============  ============
     Diluted                                          32,381,519      32,402,219    32,400,385    32,429,450
                                                   ==============  ==============  ============  ============

See  accompanying  notes  to  consolidated  financial  statements.




CONSOLIDATED  STATEMENTS  OF  COMPREHENSIVE  INCOME
(In  thousands)

                                                            (unaudited)
                                    Nine Months Ended    Nine Months Ended
                                      December 31,         December 31,         Year Ended  March 31,
                                    ------------------  -------------------  ------------------------
                                          2001                 2000              2001         2000
                                    ------------------  -------------------  ------------  -----------
Net earnings (loss)                $          (28,912)  $           30,192   $    34,804   $   45,358
Other comprehensive income
(net of tax):
   Foreign currency translation                (3,690)              (4,434)       (7,597)        (449)
   Minimum pension liability
     decrease (increase)                        6,716                  ---        (9,670)         ---
   Hedging activities                            (276)                 ---           ---          ---
   Available-for-sale securities
     unrealized gain                              ---                  ---           ---          174
                                    ------------------  -------------------  ------------  -----------
Comprehensive income (loss)        $          (26,162)  $           25,758   $    17,537   $   45,083
                                    ==================  ===================  ============  ===========

See  accompanying  notes  to  consolidated  financial  statements.








CONSOLIDATED  BALANCE  SHEETS
(In  thousands,  except  share  and  per  share  amounts)

ASSETS

                                                    December 31,   March 31,
                                                    -------------  ----------
                                                        2001          2001
                                                    -------------  ----------
Current assets:
Cash and equivalents                                $      17,067  $   12,546
Accounts receivable, less allowance for doubtful
   receivables of $14,642 and $11,758                     164,230     194,764
Inventories (note 3)                                      111,034     141,513
Prepaid expenses                                            8,068       6,365
Deferred income taxes (note 8)                             13,831      10,346
                                                    -------------  ----------
              Total current assets                        314,230     365,534
                                                    -------------  ----------
Net property, plant and equipment (note 4)                152,482     183,578
Goodwill (note 5)                                         222,571     236,098
Patents, trademarks and other intangibles (note 5)         37,425      67,135
Deferred income taxes (note 8)                             32,109       5,559
Other assets, net                                          32,068      26,921
                                                    -------------  ----------
                                                    $     790,885  $  884,825
                                                    =============  ==========

See  accompanying  notes  to  consolidated  financial  statements.





LIABILITIES  &  SHAREHOLDERS  '  EQUITY

                                                  December 31,    March 31,
                                                 --------------  -----------
                                                      2001          2001
                                                 --------------  -----------
Current liabilities:
Notes payable (note 6)                           $      12,961   $   11,748
Current installments of long-term obligations
   (note 9)                                              5,614       68,517
Accounts payable                                        61,388       81,204
Dividends payable                                          643          623
Accrued compensation                                    10,068       18,121
Accrued interest                                        14,507        4,907
Accrued expenses, other                                 58,311       44,090
Income taxes (note 8)                                   10,468       10,635
                                                 --------------  -----------
              Total current liabilities                173,960      239,845
                                                 --------------  -----------
Long-term obligations (note 9)                         393,788      392,619
Retirement benefits, less current
   portion (note 7)                                     12,308       17,355
Other long-term liabilities                                281          ---
Deferred income taxes (note 8)                           4,364        4,337
                                                 --------------  -----------
              Total liabilities                        584,701      654,156
                                                 --------------  -----------
Minority Interest                                        2,753          ---
Shareholders' equity (note 11):
Common stock. Authorized 75,000,000 shares;
   issued 46,409,757 shares as of December 31,
   2001 and 45,408,464 shares as of March 31,
   2001 at stated value of
   $1.00 per share                                      46,410       45,408
Additional paid-in capital                              16,923       16,437
Retained earnings                                      218,619      249,460
Accumulated other comprehensive income
   equity adjustment from foreign currency
   translation                                         (16,349)     (12,659)
   equity adjustment from additional minimum
Pension liability                                       (2,954)      (9,670)
   equity adjustment from hedging activities              (276)         ---
Less cost of common shares in treasury;
   14,309,654 as of December 31, 2001 and
   14,277,610 as of March 31, 2001                     (58,942)     (58,307)
                                                 --------------  -----------
              Total shareholders' equity               203,431      230,669
                                                 --------------  -----------
Contingencies and commitments (notes 1, 12
   and 13)
                                                 $     790,885   $  884,825
                                                 ==============  ===========

See  accompanying  notes  to  consolidated  financial  statements.





CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
(In  thousands)
                                                                  (unaudited)
                                                  Nine Months     Nine Months
                                                     Ended           Ended
                                                  December 31,    December 31,    Year Ended    March 31,
                                                 --------------  --------------  ------------  -----------
                                                      2001            2000           2001         2000
                                                  -------------   -------------  ------------  -----------
Cash flows from operating activities:
  Net earnings (loss)                            $     (28,912)  $      30,192   $    34,804   $   45,358
  Adjustments to reconcile net earnings
   (loss) to  net cash provided by operating
   activities:
     Depreciation and amortization of
       fixed assets                                     17,990          15,629        22,193       18,895
     Amortization of intangible assets                   6,084          15,774        20,641       17,563
     Provision for bad debts                             5,986           2,764         3,859        2,473
     Deferred income taxes                             (27,950)         (4,109)       (5,479)      (3,994)
     Minority interests                                    110             ---           ---          ---
     Impairment charge                                  51,802             ---         4,800          ---


  Changes in assets and liabilities net of
    effects from acquisitions and
    dispositions:
     Decrease (increase) in receivables                 24,618         (11,102)       (8,742)      (8,582)
     Decrease (increase) in inventories                 30,336         (10,298)      (16,131)      (6,441)
     Decrease (increase) in prepaid expenses            (1,709)         (1,660)          435        5,211
     Increase (decrease) in accounts payable           (20,099)            524           108      (11,778)
     Increase (decrease) in accrued expense             14,269          (4,218)       (5,092)       2,395
     Increase (decrease) in income tax
       liabilities                                        (102)          5,769         5,818        1,585
     Other                                              11,142             400         1,856       (2,851)
                                                 --------------  --------------  ------------  -----------
           Net cash flows provided by
            operating activities                        83,565          39,665        59,070       59,834
                                                 --------------  --------------  ------------  -----------

Cash flows from investing activities:
  Capital expenditures                                  (6,934)        (10,533)      (22,437)     (24,039)
  Proceeds from disposition of fixed assets              2,431           4,591         6,784          641
  Proceeds from sale of available-for-sale
   securities                                              ---             ---           ---        1,147
  Acquisitions of businesses                               ---         (70,874)      (88,630)     (26,351)
  Dispositions of businesses                               ---             550         9,965       11,665
           Net cash flows used in investing      --------------  --------------  ------------  -----------
            activities                                  (4,503)        (76,266)      (94,318)     (36,937)
                                                 --------------  --------------  ------------  -----------

Cash flows from financing activities:
  Net proceeds from (repayments of) short-
   term borrowings                                      (2,822)         (9,949)      (14,749)      (1,070)
  Proceeds from long-term borrowings                   388,346          84,244       105,344       17,350
  Repayments of long-term borrowings                  (448,101)        (37,352)      (57,633)     (36,940)
  Bond financing fees                                   (8,837)            ---           ---          ---
  Acquisition of treasury stock (note 11)                 (635)           (196)         (196)         ---
  Dividends paid                                        (1,929)         (1,869)       (2,493)      (2,133)
                                                 --------------  --------------  ------------  -----------

           Net cash flows provided by (used in)
            financing activities                       (73,978)         34,878        30,273      (22,793)
Effect of exchange rate changes on cash
  and equivalents                                         (563)           (661)       (2,595)       2,384
                                                 --------------  --------------  ------------  -----------
Net increase (decrease) in cash and cash
  equivalents                                            4,521          (2,384)       (7,570)       2,488
Cash and cash equivalents at beginning
  of year                                        $      12,546   $      20,116   $    20,116   $   17,628
                                                 --------------  --------------  ------------  -----------
Cash and cash equivalents at end of year         $      17,067   $      17,732   $    12,546   $   20,116
                                                 ==============  ==============  ============  ===========


Cash paid for interest                           $      14,339   $      25,195   $    33,593   $   32,004
                                                 ==============  ==============  ============  ===========


Cash paid for income taxes                       $      14,102   $      15,204   $    20,592   $   27,634
                                                 ==============  ==============  ============  ===========

See  accompanying  notes  to  consolidated  financial  statements.





CONSOLIDATED  STATEMENTS  OF  CHANGES  IN  SHAREHOLDERS'  EQUITY

SHAREHOLDERS  '  EQUITY
(Note  1(i),  1(k)  and  11)
(In  thousands)

                                                                           Accumulated
                                                    Additional                Other                      Total
                                          Common     Paid In   Retained   Comprehensive   Treasury   Shareholders'
                                          Stock      Capital   Earnings       Income        Stock        Equity
                                       ------------  --------  ---------  --------------  ---------  --------------
Balance at March 31, 1999                   45,412     9,096    171,740          (4,787)   (58,111)        163,350
Exercise of stock options                      ---        22        ---             ---        ---              22
Stock awards                                   ---       831        ---             ---        ---             831
Net earnings                                   ---       ---     45,358             ---        ---          45,358
Cash dividends                                 ---       ---     (2,133)            ---        ---          (2,133)
Change in subsidiary fiscal year               ---       ---      2,184             ---        ---           2,184
Tax benefit (note 8)                           ---     3,917        ---             ---        ---           3,917
Currency translation                           ---       ---        ---            (449)       ---            (449)
Securities holding gain                        ---       ---        ---             174        ---             174
                                       ------------  --------  ---------  --------------  ---------  --------------
Balance at March 31, 2000                   45,412    13,866    217,149          (5,062)   (58,111)        213,254
                                       ------------  --------  ---------  --------------  ---------  --------------

Exercise of stock options                      ---        45        ---             ---        ---              45
Stock awards (cancelled)                        (4)      (13)       ---             ---        ---             (17)
Net earnings                                   ---       ---     34,804             ---        ---          34,804
Cash dividends                                 ---       ---     (2,493)            ---        ---          (2,493)
Tax benefit (note 8)                           ---     2,539        ---             ---        ---           2,539
Currency translation                           ---       ---        ---          (7,597)       ---          (7,597)
Additional minimum pension liability           ---       ---        ---          (9,670)       ---          (9,670)
Shares acquired                                ---       ---        ---             ---       (196)           (196)
                                       ------------  --------  ---------  --------------  ---------  --------------
Balance at March 31, 2001                   45,408    16,437    249,460         (22,329)   (58,307)        230,669
                                       ------------  --------  ---------  --------------  ---------  --------------

Stock awards                                   ---       664        ---             ---        ---             664
Exercise of warrants                         1,002    (1,002)       ---             ---        ---             ---
Net loss                                       ---       ---    (28,912)            ---        ---         (28,912)
Cash dividends                                 ---       ---     (1,929)            ---        ---          (1,929)
Tax benefit (note 8)                           ---       824        ---             ---        ---             824
Currency translation                           ---       ---        ---          (3,690)       ---          (3,690)
Reduction in minimum pension
Liability                                      ---       ---        ---           6,716        ---           6,716
Hedging activities                             ---       ---        ---            (276)       ---            (276)
Shares acquired                                ---       ---        ---             ---       (635)           (635)
                                       ------------  --------  ---------  --------------  ---------  --------------
Balance at December 31, 2001                46,410    16,923    218,619         (19,579)   (58,942)        203,431
                                       ============  ========  =========  ==============  =========  ==============

See  accompanying  notes  to  consolidated  financial  statements.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(In  thousands,  except  share  and  per  share  amounts)

1.SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
(a) Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the parent corporation and all of its majority-owned domestic and foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.
(b) Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
(c) Change in Fiscal Year End. The Board of Directors on May 21, 2001 voted to change the Corporation's fiscal year to December 31st. This change is effective December 31, 2001. Accordingly, the Corporation is reporting a nine month transition year from April 1, 2001 through December 31, 2001, reflecting the Corporation's nine months of operations, comprehensive income/(loss), cash flows and changes in stockholders' equity.
(d) Cash and Cash Equivalents. For the purpose of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.
(e) Inventories. Inventories are stated at the lower of average moving cost or replacement market. Management regularly reviews obsolescence to determine that inventories are appropriately reserved. In making any determination historical write-offs, product evolution, usage rates and quantities of stock on hand are considered.
(f) Property, Plant and Equipment. Property, plant and equipment are stated at cost. Depreciation and amortization of property, plant and equipment are provided over the estimated useful lives of the respective assets, principally on the straight-line basis. Expenditures for maintenance and repairs are charged directly to expense; renewals and betterments which significantly extend the useful lives are capitalized. Costs and accumulated depreciation and amortization on assets retired or disposed of are removed from the accounts and the gains or losses resulting therefrom, if any, are credited or charged to earnings.
     Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of (SFAS121) requires the Corporation to assess property, plant and equipment for impairment whenever events or changes in circumstances indicate the carrying value of those assets may not be recoverable. The impairment, if any, is measured by the difference between carrying value and estimated fair value and charged to expense in the period identified. The remaining amortization periods are periodically evaluated and are revised if considered necessary. At December 31, 2001 certain assets were considered impaired, because it was determined that, due to continuing losses at a printed circuit board production facility, the Corporation would be unable to recover their remaining net book value. Accordingly, an $11,598 charge to earnings was recorded in transition year 2001 for those assets. At March 31, 2001 certain other assets were considered impaired at this same facility, for which the Corporation would be unable to recover their remaining net book value. Accordingly, a $3,945 charge to earnings was recorded for those assets in the fiscal year ended March 31, 2001. These assets have currently been taken out of service with management to evaluate future use or potential sale.
(g) Intangible Assets. The Corporation elected for early adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS142). SFAS142 requires the Corporation to identify goodwill and other intangibles with indeterminable lives to determine an initial fair value for these assets. Goodwill and certain intangible assets will no longer be amortized, but instead the carrying amounts will be periodically compared to the current fair value and an adjustment to the carrying amount will be required if impairment occurs and charged to expense in the period identified. SFAS121, as described above, also applies to intangible assets with determinable lives. During transition year 2001, digital printing equipment sales increasingly fell short of forecast due to factors such as delayed product introduction. This resulted in future budgeted cash flows being reduced. As a result, the recoverability of Colorspan goodwill and other intangible assets were assessed pursuant to the provisions of SFAS121 and SFAS142 and written-off during the last quarterly period of transition year 2001. The Corporation charged $44,963 against earnings in transition year 2001 for Colorspan goodwill and other intangible assets (see Notes to Consolidated Financial Statements, Note 1(r) Acquisitions), as well as certain other intangible assets that were determined to be impaired.
     Various other intangible assets are amortized on a straight-line basis over their estimated useful lives as determined by an appropriate valuation. The present periods of amortization are 15 years for patents and range between 5 and 30 years for other separately identified intangible assets. As required by SFAS121, the Corporation evaluates these intangible assets for impairment whenever events or changes in circumstances indicate the carrying value of those assets may not be recoverable based upon estimated undiscounted future cash flows as discussed in Notes to Financial Statements, Note 1(f), above.
 (h) Employee Benefits. The Corporation sponsors a variety of employee benefit programs, most of which are non-contributory.
  Retirement. Pension, profit sharing and other retirement plans generally are non-contributory and cover substantially all employees. Domestically, the Corporation funds a defined benefit pension plan and maintains a foreign defined contribution plan. The projected unit credit actuarial method is used for financial reporting purposes. In addition, the Corporation contributes to profit sharing and employee stock ownership plans, which provide retirement benefits based upon amounts credited to employee accounts within the plans. The Corporation's funding policy for qualified plans is consistent with federal or other regulations and customarily equals the amount deducted for income tax purposes. Foreign subsidiaries contribute to plans, which may be administered privately or by government agencies in accordance with local regulations.
  Post-retirement. The Corporation currently accrues for post-retirement health care benefits for most U.S. employees. The post-retirement health care plan is unfunded.
  Post-employment. The Corporation currently accrues for post-employment disability benefits to employees meeting specified service requirements. The post-employment benefits plan is unfunded.
(i) Comprehensive Income. Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS130) establishes standards for reporting and display of comprehensive income in the financial statements. The accumulated currency translation adjustment for foreign operations, adjustment for additional minimum pension liability and adjustment for hedging activities are shown separately on the Consolidated Balance Sheet.
(j)  Fair  Value  of  Financial  Instruments.  Statement of Financial Accounting
Standards No. 107, Disclosures about Fair Value of Financial Instruments (SFAS107) requires that reporting entities provide, to the extent practicable, the fair value of financial instruments, both assets and liabilities. The Corporation's outstanding fixed rate borrowings approximate fair market value at December 31, 2001. The carrying amounts for the Corporation's other financial instruments approximate fair value because of the short maturity or variable rates of those instruments.
     Interest rate swap agreements are employed by the Corporation to optimize borrowing costs by reducing exposure to possible future changes in interest rates. Net receipts or payments on the swap are accrued and recognized as adjustments to interest expense. The estimated fair value of these financial instruments at December 31, 2001 is a liability of $1,328 based on the quoted market price from the banks holding the instruments.
     Under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS133), cash flow hedge accounting provides for the deferral of gains or losses on derivative instruments until such time as the related transactions occur. For those derivatives that do not meet the requirements of hedge accounting, the Corporation recognizes periodic increases or decreases in the fair value of the derivative with a charge to earnings. As of December 31, 2001, the Corporation had a liability of $1,328, which represents the fair value of its instruments. For the transition year 2001 the was a charge to earnings of $1,733 and a deferred loss, net of income taxes, of $276 recorded to accumulated other comprehensive income.
(k) Foreign Operations. The assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end rates of exchange while revenue and expense accounts are translated at weighted-average rates in effect during the periods. Translation of the financial statements resulted in a decrease in equity of $3,690 in transition year 2001, as well as, a decrease in equity of $7,597 and $449 in fiscal years 2001 and 2000, respectively. Foreign currency transactions included in the consolidated statements of earnings resulted in a loss of $362 in transition year 2001, as well as, a loss of $475 in fiscal year 2001 and a gain of $352 in fiscal year 2000.
(l) Revenue Recognition. Sales, including freight charged to customers, are recorded when products are shipped to the customer. Commissions and royalties are recorded when earned.
(m) Research and Development. Research and development costs, expensed as incurred, were $14,922 in transition year 2001 and were $24,466 and $22,548 in fiscal years 2001 and 2000, respectively.
(n) Income Taxes. The provision for income taxes includes Federal, Foreign, State and Local income taxes currently payable. Deferred income taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax basis of assets and liabilities. Deferred taxes are not provided on the undistributed earnings of subsidiaries operating outside the United States that will be permanently reinvested.
(o) Stock-based Plans. Effective April 1, 2001, the Corporation adopted the fair value expense recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS123) for its stock options. Previously, and since April 1, 1996, the Corporation had adopted the disclosure requirements of SFAS123 and accounted for its stock options by applying the expense recognition provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"). Accordingly, compensation expense beginning April 1, 2001 is measured using the fair value at the date of grant for options granted after April 1, 2001. The resulting expense is amortized over the period in which the options are earned. Pro forma net income and per share amounts are presented in the Notes to Consolidated Financial Statements,
Note 7 Employee Benefit and Stock Option Plans as if the alternative fair value expense recognition method of accounting provided for under SFAS123 had been applied to all options granted after March 31, 1995.
(p) Common Share Data. Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS128) requires the presentation of basic and diluted earnings per share (EPS). EPS is calculated based upon net earnings available for common shareholders after deduction for preferred dividends. The computation of basic EPS is based upon the weighted-average number of common shares outstanding during the period. Diluted EPS is computed based upon the weighted-average number of common shares outstanding plus the effect of all dilutive contingently issuable common shares from stock options, stock awards and warrants that were outstanding during the period. Dilutive contingently issuable common shares are excluded from the computation in periods in which the result would have an anti-dilutive effect on earnings per share. For transition year 2001, options and warrants totaling 469,949 were excluded from the diluted EPS calculation because they were anti-dilutive.
     The following table reconciles basic weighted-average common shares outstanding to diluted weighted-average common shares outstanding:



                                            December 31,              March 31,
                                          2001        2000        2001        2000
                                    ----------  ----------  ----------  ----------

Basic                               31,911,570  31,132,118  31,153,006  31,155,756
Dilutive effect of stock options       257,866     268,749     246,027     272,342
Dilutive effect of warrants            212,083   1,001,352   1,001,352   1,001,352
                                    ----------  ----------  ----------  ----------
Diluted                             32,381,519  32,402,219  32,400,385  32,429,450
                                    ==========  ==========  ==========  ==========

(q) Recent Accounting Standards. The Corporation adopted the fair value expense recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS123) for its stock options granted after April 1, 2001. Previously, and since April 1, 1996, the Corporation had adopted the disclosure requirements of SFAS123 and accounted for its stock options by applying the expense recognition provisions of APB25. Compensation expense, must be measured using the fair value for options granted after April 1, 2001 and is amortized over the period in which it is earned, was $619 for transition year 2001. In addition, pro forma net income and per share amounts are required to be presented as if the alternative fair value-based method of accounting provided for under SFAS123 had been applied to all options granted after March 31, 1995.
     Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS133) was adopted on April 1, 2001. Under SFAS133 hedge accounting provides for the deferral of gains or losses on derivative instruments until such time as the related transactions occur. For those derivatives that do not meet the requirements of hedge accounting, the Corporation recognizes periodic increases or decreases in the fair value of the derivative with a charge to earnings. As of December 31, 2001, the Corporation had a liability of $1,328, which represents the fair value of its instruments. For the transition year 2001 there was a charge to earnings of $1,733 and a deferred loss, net of income taxes, of $276 recorded to accumulated other comprehensive income.
     Effective April 1, 2001, the Corporation adopted Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS141") and as a result there was $6,396 transferred to goodwill from other intangible assets. The Corporation early adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS142"). SFAS142 supersedes certain provisions of APB Opinion No. 17, Intangible Assets ("APB17") with regard to accounting for and disclosures of goodwill and other intangible assets with indeterminable lives, subsequent to their acquisition. The fair value of goodwill using the expected value of future cash flows was in excess of the carrying value upon adoption. The Corporation must periodically test the current fair value of these assets for impairment as compared to the carrying value at the time of assessment. SFAS121 also applies to intangible assets with determinable lives. During transition year 2001, digital printing equipment sales increasingly fell short of forecast due to factors such as delayed product introduction. This resulted in future budgeted cash flows being reduced. As a result, the recoverability of Colorspan goodwill and other intangible assets were assessed pursuant to the provisions of SFAS121 and SFAS142 and written-off during the last quarterly period of transition year 2001. The Corporation charged $44,963 against earnings in transition year 2001 for Colorspan goodwill and other intangible assets (see Notes to Consolidated Financial Statements, Note 1(r) Acquisitions), as well as certain other intangible assets that were determined to be impaired. Additional disclosure requirements are presented in the Notes to Consolidated Financial Statements, Note 5 Goodwill and Other Intangibles.
     The FASB recently issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations and Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Corporation is currently evaluating the impact of these standards.
(r) Acquisitions. Late in fiscal 2001, the Corporation acquired a 60% interest in Eurocir S.A., a printed circuit board manufacturer based in Spain. The total purchase price of approximately $31,000 was accounted for as a purchase transaction and included inventory, fixed assets and goodwill of approximately $27,000. The consolidated operating results have included the results of Eurocir S.A. since January 1, 2001. Minority interest amounts are reflected in the financial statements at December 31, 2001. There is no minority interest separately identified in the financial statements at March 31, 2001 because the final determination of purchase allocations had not been completed as of the balance sheet date and the amounts were not considered material to the financial statement presentation. The purchase and sale agreement includes a put and call arrangement for the remaining 40% interest which expires after the fifth anniversary of the closing date. The purchase price for the remaining 40% is based on a multiple of earnings from operations before interest, taxes on earnings, depreciation and amortization ("EBITDA") during the period ending on the fifth anniversary of the closing date. The acquisition was financed through bank borrowings under the revolving credit facility.
     On June 13, 2000, the Corporation acquired the assets, subject to certain liabilities, of the digital graphics business unit of VirtualFund.com, Inc. and those results are included in the consolidated operating results since that date. The acquisition was financed through bank borrowings under the revolving credit facility. The total purchase price of approximately $47,000 was accounted for as a purchase transaction and included inventory, fixed assets, goodwill of approximately $25,000 and other intangible assets of approximately $17,000. During transition year 2001, digital printing equipment sales increasingly fell short of forecast due to factors such as delayed product introduction. This resulted in future budgeted cash flows being reduced. As a result, the recoverability of Colorspan goodwill and other intangible assets were assessed, pursuant to the provisions of SFAS121 and SFAS142, and written-off with $40,675 charged to earnings during the last quarterly period of transition year 2001.
     On December 29, 1999, the Corporation issued 6,999,968 shares and share equivalents of its common stock in exchange for all outstanding shares of Polyfibron, a specialty chemical manufacturer for the graphic arts industries. This business combination has been accounted for as a pooling-of-interests combination and, accordingly, the consolidated financial statements for the periods prior to the combination have been restated to include the accounts and results of operations of Polyfibron.
     The following table shows the balance for acquisition reserves included in other accrued liabilities on the Consolidated Balance Sheet at December 31, 2001. The activity is shown cumulative since inception and transition year 2001 activity includes amounts paid of $312:


(In  thousands)

Description             Inception   Adjustments    Payments   Balance
-----------------       ---------  ------------  ----------  --------
U.S. facilities        $    3,550  $      1,035   $   3,266  $  1,319

Overseas facilities           650          (150)         73       427

U.S. redundancies             700           500       1,166        34
Overseas redundancies       1,350         2,600       3,950        --

U.S. environmental          2,000            --         120     1,880
                        ---------  ------------  ----------  --------
Total                  $    8,250  $      3,985   $   8,575  $  3,660
                        =========  ============  ==========  ========

(s) Restructuring Charges. The Corporation initiated restructuring plans during the last two fiscal years. It is expected that these actions will be completed before the end of fiscal 2002.
     In the last quarter of transition year 2001, the closure of certain of its Graphic Arts and Advanced Surface Finishing manufacturing facilities were announced. At December 31, 2001 the activities of the affected locations are in the process of being relocated to other facilities in order to run those operations more cost effectively. In connection with these actions, restructuring charges of $1,859 for severance related costs and $7,807 for facility closing costs, disposal services and asset write-offs were recorded during transition year ended December 31, 2001. The total cash payments for this charge are expected to approximate $4,000. Remaining balances recorded at December 31, 2001 totaled $8,917, which will be relieved throughout fiscal 2002 pursuant to the manufacturing facilities closing schedules. In addition, an $11,598 charge, consisting of $709 for severance related costs and $10,889 asset write-offs was taken for the closure of the production activities at Dynacircuits. The following table shows the balance of reserves for these actions included in other accrued liabilities on the Consolidated Balance Sheet at December 31, 2001. The activity is shown cumulative since inception and transition year 2001 activity includes cash amounts paid of $56 and other charges of $693:


(In  thousands)



Description                         Inception   Payments   Non-Cash Charges   Balance
----------------------------------  ----------  ---------  -----------------  --------
Severance                           $    2,918  $      56  $              --  $  2,862
Asset write-off/lease cancellation      18,346         --             11,582     6,764
                                    ----------  ---------  -----------------  --------
  Total                             $   21,264  $      56  $          11,582  $  9,626
                                    ==========  =========  =================  ========


     During the second quarter of fiscal year ended March 31, 2001 a restructuring program was begun in an effort to reposition its operations in both Graphic Arts and Advanced Surface Finishing. The Corporation took action to reduce its cost structure on operations that had increased significantly from acquisitions over the previous two years. In connection with these actions, restructuring charges of $6,133 for severance and $530 for lease cancellation and asset write-offs were recorded during fiscal year ended March 31, 2001. Remaining balances recorded at December 31, 2001 for the operations restructuring totaled $357 and will be relieved as the payments become contractually due. The following table shows the balance from this restructuring reserve included in other accrued liabilities on the Consolidated Balance Sheet at December 31, 2001. The activity is shown cumulative since inception and transition year 2001 activity includes cash amounts paid of $1,796 and other charges of $167:


(In  thousands)



Description                         Inception   Payments   Balance
----------------------------------  ----------  ---------  --------
Severance                           $    6,133  $   5,776  $    357
Asset write-off/lease cancellation         530        530        --
                                    ----------  ---------  --------
  Total                             $    6,663  $   6,306  $    357
                                    ==========  =========  ========


2.VALUATION  AND  QUALIFYING  ACCOUNTS  AND  RESERVES
The major components of the allowance for doubtful receivables at December 31, 2001 and March 31, 2001 and 2000 were as follows:

(In  thousands)


                   Balance at   Additions
                   Beginning    Charged     Additions                    Balance
                   of           To          Due to                       at End of
                   Period       Earnings    Acquisitions   Deductions*   Period
                   -----------  ----------  -------------  ------------  ----------
March 31, 2000     $    10,217  $    2,473            ---  $      2,149  $   10,541
                   ===========  ==========  =============  ============  ==========
March 31, 2001     $    10,541  $    3,859  $         894  $      3,536  $   11,758
                   ===========  ==========  =============  ============  ==========
December 31, 2001  $    11,758  $    5,986            ---  $      3,102  $   14,642
                   ===========  ==========  =============  ============  ==========

*  Bad  debts  charged  off  less  recoveries  and  translation  adjustments.




3.INVENTORIES
The major components of inventory at December 31, 2001 and March 31, 2001 were as follows:


(In  thousands)

                            December 31,   March 31,
                            -------------  ----------
                                     2001        2001
                            -------------  ----------

Finished goods              $      57,882  $   75,788
Raw materials and supplies         38,199      47,578
Equipment                          14,953      18,147
                            -------------  ----------
                            $     111,034  $  141,513
                            =============  ==========


4.PROPERTY,  PLANT  AND  EQUIPMENT
The major components of property, plant and equipment (at cost) at December 31, 2001 and March 31, 2001 were as follows:

(In  thousands)

                                                December 31,   March 31,
                                                -------------  ----------
                                                         2001        2001
                                                -------------  ----------

Land and improvements                           $      11,359  $   14,886
Buildings and improvements                             91,345      82,196
Machinery, equipment and fixtures                     190,012     198,774
                                                -------------  ----------
                                                      292,716     295,856
Less accumulated depreciation and amortization        140,234     112,278
                                                -------------  ----------
  Net property, plant and equipment             $     152,482  $  183,578
                                                =============  ==========

5.GOODWILL  AND  OTHER  INTANGIBLE  ASSETS
The Corporation elected to adopt Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS142) as well as Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS141) as of
April 1, 2001. The fair value of goodwill using the expected value of future cash flows was in excess of the carrying value upon adoption. During transition year 2001, digital printing equipment sales increasingly fell short of forecast due to factors such as delayed product introduction. This resulted in future budgeted cash flows being reduced. As a result, the recoverability of Colorspan goodwill and other intangible assets were assessed pursuant to the provisions of SFAS121 and SFAS142 and written-off during the last quarterly period of transition year 2001. The Corporation charged $44,963 against earnings in transition year 2001 for Colorspan goodwill and other intangibles (see Notes to Consolidated Financial Statements, Note 1(r) Acquisitions), as well as certain other intangible assets that were determined to be impaired. The carrying amounts of Goodwill by segment (Advanced Surface Finishes ("ASF"), Graphic Arts ("GA") and Electronics Manufacturing ("EM")) as of December 31, 2001, are as follows:




(In thousands)                      ASF       GA         EM       Total
                                    --------  ---------  -------  ---------
Balance as of April 1, 2001         $115,878  $ 96,042   $24,178  $236,098
Goodwill added during the year         6,396        --     2,930     9,326
Goodwill impaired during the year         --   (23,792)       --   (23,792)
Effects of currency translation          778      (120)      281       939
                                    --------  ---------  -------  ---------
Balance as of December 31, 2001     $123,052  $ 72,130   $27,389  $222,571



Acquired  intangible  assets  as  of  December  31,  2001 and March 31, 2001 are as follows:
(In  thousands)

                               December 31, 2001                    March 31, 2001
                              ------------------                   ----------------
                       Gross Carrying      Accumulated       Gross Carrying   Accumulated
                       Amount              Amortization      Amount           Amortization
                       ------------------  ----------------  ---------------  --------------
Patents                $           20,865  $        (8,357)  $        42,748  $      (8,148)
Trademarks                         28,281           (8,093)           30,337         (8,305)
Manufacturing Process               5,252           (5,252)            5,252         (5,252)
Others                             19,612          (14,883)           24,875        (14,372)
                       ------------------  ----------------  ---------------  --------------
   Total               $           74,010  $       (36,585)  $       103,212  $     (36,077)


There is the net carrying amount of $16,233 at both December 31, 2001 and March 31, 2001 included in the table above for trademarks, which are not being amortized due to the infinite life associated with those assets.



Additional Transitional                               (unaudited)
Disclosures:                          Nine Months     Nine Months
(In thousands)                           Ended           Ended
                                      December, 31   December 31,      Year Ended March 31,
                                          2001           2000          2001         2000
                                     --------------  -------------  -----------------------
Reported net earnings (loss)         $     (28,912)  $      30,192  $    34,804  $   45,358
Add back:  Goodwill amortization                --           4,868        6,781       6,074
                                     --------------  -------------  -----------  ----------
Adjusted net earnings (loss)         $     (28,912)  $      35,060  $    41,585  $   51,432

Basic earnings (loss) per share:
  Reported net earnings (loss)       $       (0.91)  $        0.97  $      1.12  $     1.46
  Goodwill amortization                         --   $        0.16  $      0.21  $     0.19
                                     --------------  -------------  -----------  ----------
  Adjusted net earnings (loss)       $       (0.91)  $        1.13  $      1.33  $     1.65

Diluted earnings (loss) per share:
   Reported net earnings (loss)      $       (0.91)  $        0.93  $      1.07  $     1.40
   Goodwill amortization                        --   $        0.15  $      0.21  $     0.19
                                     --------------  -------------  -----------  ----------
  Adjusted net earnings (loss)       $       (0.91)  $        1.08  $      1.28  $     1.59


Aggregate amortization expense of intangible assets for the transition year ended December 31, 2001 was $3,131. Estimated amortization expense for the Corporation's intangible assets is expected to approximate $2,900 for each of the next five fiscal years.


6.NOTES  PAYABLE
Notes payable at December 31, 2001 and March 31, 2001 consisted of outstanding borrowings under available lines of credit. The terms of the lines of credit generally provide for interest rates at or below the prime rate on the date of borrowing domestically and, for foreign company borrowings, rates that vary with base rates in each currency. The lines of credit aggregate approximately $64,000 at December 31, 2001 and can be withdrawn at any time at the option of the banks. The weighted-average interest rates on short-term borrowings outstanding were 5.0% and 5.2% at the end of December 31, 2001 and March 31, 2001, respectively.


7.EMPLOYEE  BENEFIT  &  STOCK  OPTION  PLANS

Pension,  Post-retirement  &  Post-employment  Benefits

The Corporation has defined benefit pension, defined contribution profit sharing and employee stock ownership plans for substantially all of its domestic employees. Aggregate amounts charged to earnings for these plans, were $3,168 in transition year 2001, as well as, $2,347 and $3,175 in fiscal years ended March 31, 2001 and 2000, respectively.
Pension. The domestic pension plan provides retirement benefits based upon years of service and compensation levels. Plan assets at fair value consist primarily of listed stocks, bonds and guaranteed investment contracts, and included 393,255 shares of the Corporation's common stock having a market value of $6,666 at December 31, 2001 and $7,110 at March 31, 2001. The Corporation also has a retirement and death benefit plan, covering employees located in Great Britain. As of April 6, 1997, this plan converted from a defined benefit to a defined contribution basis for pensionable service after that date. The obligation has been recognized for past service benefits, which continue on the defined benefit basis. The Corporation's other foreign subsidiaries maintain benefit plans that are consistent with statutory practices and are not significant. Post-retirement benefits. The Corporation sponsors a defined benefit post-retirement medical and dental plan (unfunded) that covers all of its domestic full-time employees, hired prior to April 1, 1997, who retire after age 55 with at least 10 to 20 years of service (depending upon the date of hire). Eligible employees retiring after March 31, 1998 are required to contribute the full cost of the plan until they reach age 65. At age 65 the Corporation will contribute a portion of the cost. The Corporation's subsidy level is subject to a cap which increases 3% each year. Retirees will be required to contribute the plan cost in excess of the cap in addition to other required contributions. In fiscal 2001, the recorded actuarial loss results primarily from premium increases that were not passed on to retirees.
     The projected benefit obligation for the post-retirement plan at December 31, 2001 comprised 29% retirees, 5% fully eligible active participants and 66% other active participants. The annual increase in cost is 3% for post-retirement medical benefits (no assumed rate increase for dental benefits since it is a scheduled plan) since the Corporation's contributions are at the defined cap. The medical cost trend rate assumption has no effect on the amounts reported due to the cap on contributions paid by the Corporation.
Post-employment benefits. The Corporation sponsors a defined benefit, post-employment compensation continuation plan that covers all of its full time domestic employees. Employees who have completed at least six months of service, become permanently disabled and are unable to return to work are eligible to receive a benefit under the plan. The benefit may range from one week to a maximum of six months of compensation. The estimated ongoing additional after-tax annual cost is not material.


The following table sets forth the components of the pension and post-retirement benefit plans with respect to the Consolidated Balance Sheets for the transition year ended December 31, 2001 and fiscal year ended March 31, 2001:

(in  thousands)



                                                                                    Post        Retirement
                                                                               ----------------------------
                                 Pension     Benefits                                    Benefits
                               -----------------------                                --------------
                                    December, 31               March 31,          December 31,    March 31,
                                   -------------              ----------       --------------  ------------
                                        2001                     2001                   2001           2001
                                    -----------              ----------        --------------  ------------
                               Domestic     Foreign     Domestic    Foreign    Domestic        Domestic
                               -----------  ----------  ----------  ---------  --------------  ------------
Reconciliation of Projected
Benefit Obligation:
Projected benefit
obligation at
beginning of year              $   39,064   $  47,037   $  33,117   $ 43,894   $       5,532   $     3,966
service cost (benefits
earned
during the period)                  2,726         514       3,056        735              91           109
Interest cost on the
projected
benefit obligation                  2,132       2,088       2,482      2,357             313           387
Plan participants
contribution                           --         148          --        289              --            --
Liability increase due to
transfers                              --          --          --      3,965              --            --
Actuarial (gain)/loss
excluding
assumption change                  (1,005)     (9,056)       (490)       388             364         1,294
Actuarial (gain)/loss due to
assumption change                      --          --       2,605         --              --           275
Benefits paid                        (730)     (1,245)     (1,341)      (922)           (325)         (499)
Curtailment gain                       --          --        (365)        --              --            --
Translation difference                 --         272          --     (3,669)             --            --
                               -----------  ----------  ----------  ---------  --------------  ------------
Projected benefit
obligation at
end of year                        42,187      39,758      39,064     47,037           5,975         5,532
                               -----------  ----------  ----------  ---------  --------------  ------------

Reconciliation of Fair
Value of
Plan Assets:
Fair value of plan assets at
beginning of year                  34,806      41,045      40,061     44,186              --            --
Actual return on plan
assets (net
of expenses)                       (2,324)     (2,048)     (3,913)    (3,146)             --            --
Transfers                              --          --          --      3,965              --            --
Employer contribution                  --         261          --        490             325           499
Plan participants
 contribution                          --         148          --        289              --            --
Benefits paid                        (730)     (1,245)     (1,342)      (922)           (325)         (499)
Translation difference                 --         292          --     (3,817)             --            --
                               -----------  ----------  ----------  ---------  --------------  ------------
Fair value of plan assets at
end of
year                               31,752      38,453      34,806     41,045              --            --
                               -----------  ----------  ----------  ---------  --------------  ------------


Funded Status:
Funded status                     (10,435)     (1,304)     (4,258)    (5,992)         (5,975)       (5,532)
Unrecognized net actuarial
 loss                               7,662       4,835       4,058      9,670           1,980         1,720
Unamortized prior service
 cost                                 114          --         127         --              --            --
                               -----------  ----------  ----------  ---------  --------------  ------------
Net amount recognized              (2,659)      3,531         (73)     3,678          (3,995)       (3,812)



Amounts recognized in the
Consolidated Balance Sheet
consists of:
Accrued benefit liability          (2,659)     (1,304)        (73)    (5,992)         (3,995)       (3,812)
Accumulated other
comprehensive income                   --       4,835          --      9,670              --            --
                               -----------  ----------  ----------  ---------  --------------  ------------
Net amount recognized          $   (2,659)  $   3,531   $     (73)  $  3,678   $      (3,995)  $    (3,812)
                               ===========  ==========  ==========  =========  ==============  ============

Weighted Average
Assumptions:
Discount rate                        7.25%        6.0%       7.25%       6.0%           7.25%         7.25%
Rate of compensation
increase                              5.0%        4.5%        5.0%       4.5%             --            --
Long-term rate of return on
assets                                9.0%        8.0%        9.0%       8.0%             --            --
Annual increase in cost of
medical benefits                       --          --          --         --             3.0%          3.0%






The following table sets forth the components of the pension and post-retirement benefit plans with respect to the Consolidated Statements of Earnings for the transition year ended December 31, 2001 and the fiscal years ended March 31, 2001 and 2000:
(in  thousands)


                                 Pension     Benefits                                        Post     Retirement   Benefits
                                ----------------------                                      -------------------------------
                                                                                          December
                                                                                          ---------
                     December      31,        March        31,                               31,           March  31,
                    ----------  ----------  ----------  ---------                         ---------  ----------------------
                       2001                    2001                   2000                  2001        2001        2000
                    ----------              ----------             ----------             ---------  -----------  ---------
                     Domestic    Foreign     Domestic    Foreign    Domestic    Foreign   Domestic    Domestic    Domestic
                    ----------  ----------  ----------  ---------  ----------  ---------  ---------  -----------  ---------
Net Periodic
Benefit Expense:
Service cost        $   2,726   $     514   $   3,056   $    735   $   1,812   $    761   $      91  $       109  $      84
Interest cost on
the projected
benefit obligation      2,132       2,088       2,482      2,357       2,341      2,596         313          387        286
Expected return
on plan
 assets                (2,322)     (2,424)     (3,540)    (3,165)     (3,700)    (3,735)         --           --         --
Amortization of
prior service
cost                       12          --          58         --          58         --          --           80         10
Amortization of
transition
obligation                 --        (332)       (229)        --        (229)        --          --           --         --
Recognized
actuarial
 (gain)/loss               38         590        (179)      (117)        (47)      (324)        104           --         --
Curtailment gain           --          --        (339)        --          --         --          --           --         --

                    ----------  ----------  ----------  ---------  ----------  ---------  ---------  -----------  ---------
Net periodic
 benefit cost       $   2,586   $     436   $   1,309   $   (190)  $     235   $   (702)  $     508  $       576  $     380
                    ==========  ==========  ==========  =========  ==========  =========  =========  ===========  =========






Employee  Stock  Incentive  Plans
1992 Plan: In 1993, the Corporation adopted a non-qualified stock option plan, approved by shareholders in July 1992 (the 1992 plan), for the issuance of up to 2,700,000 shares under which certain employees have been granted options totaling 2,545,565 shares. Options granted under the 1992 plan are generally exercisable, at a price equal to two-thirds of the market price at the grant date, during a four-year period beginning with the grant date. The options are exercisable into restricted shares of common stock, which cannot be sold or transferred, except back to the Corporation at cost, during the four-year period commencing with the exercise date.
     Compensation expense, which for options granted prior to April 1, 2001 is equal to the difference between the fair market value of the Corporation's common stock on the date of an option grant and the exercise price of shares which may be purchased thereunder, is amortized over a six-year period. During transition year 2001 compensation expense relating to this plan was $45 and for fiscal years ended March 31, 2001 and 2000 compensation expense relating to this plan was $45 and $22, respectively.
1995 Plan: In 1996, the Corporation adopted a non-qualified equity incentive plan, approved by the shareholders in July 1995 (the 1995 plan), for the issuance of up to 900,000 shares under which certain employees have been granted a total of 472,947 restricted shares, having market prices of between $4-3/4 and $38-5/16 on the dates of grant. All shares of restricted stock issued under the 1995 plan must be held and cannot be sold or transferred, except to the
Corporation for a period of four years from the date of the award. No compensation expense was charged during the transition year ended December 31, 2001 or the fiscal year ended March 31, 2001. During fiscal year 2000, compensation  expense  relating  to  this  plan  was  $831.
1998 Plan: In 1999, the Corporation adopted a non-qualified stock option plan, approved by shareholders in July 1999 (the 1998 plan), for the issuance of up to 1,500,000 shares under which certain employees have been granted options totaling 1,006,650 shares. Options granted under the 1998 plan generally are exercisable during a ten-year period beginning with the grant date, at a price equal to a one-third-premium over market price at the date of grant. The options are exercisable into unrestricted shares of common stock, except as otherwise provided, under the terms of the plan, at the time of grant. 2001 Plans: In 2001, the Corporation adopted a non-qualified key executive stock option plan, approved by shareholders in July 2001 (the 2001 executive plan), for the issuance of up to 3,000,000 shares under which certain employees have been granted options totaling 670,500 shares. Options granted under the 2001 executive plan generally are exercisable during a six-year period beginning at the vesting date, which is four years after the grant date. The option price is variable, based upon the market price at date of grant, adjusted for the
Corporation's performance in comparison to the Standard and Poors Specialty Chemicals Index during the exercise period. The number of options is variable based upon a multiple determined by the Corporation's cumulative percentage owner earnings growth during the four year vesting period. The options are exercisable into unrestricted shares of common stock, except as otherwise provided, under the terms of the plan, at the time of grant.
     In 2001, the Corporation adopted a non-qualified all employee stock option plan, approved by shareholders in July 2001 (the 2001 employee plan), for the issuance of up to 1,000,000 shares under which certain employees have been granted options totaling 557,250 shares. Options granted under the 2001 employee plan generally are exercisable during a six-year period beginning at the vesting date, which is four years after the grant date, at a price equal to the market price at the date of grant. The options are exercisable into unrestricted shares of common stock, except as otherwise provided, under the terms of the plan, at the time of grant.


     Options issued under the Corporation's stock incentive plans and outstanding at December 31, 2001 have exercise prices ranging from $1.79 to $55.50, expiring periodically through fiscal 2011, summarized in the following table, as of December 31, 2001 and March 31, 2001 and 2000:




                                     Fixed  Option         Indexed  Option
                                         Plans                  Plans
                                     --------------------  ------------------
                                                Weighted-           Weighted-
                                     Number     Average    Number   Average
                                     Of         Exercise   Of       Exercise
                                     Options    Price      Options  Price
                                     ---------  ---------  -------  ---------

Outstanding March 31, 1999             462,065  $    2.42       --         --
Fiscal 2000 activity:
   Granted                             741,650  $   47.44       --         --
   Exercised                                --         --       --         --
   Forfeited                                --         --       --         --
   Outstanding at March 31, 2000     1,203,715  $   30.16       --         --
   Exercisable at March 31, 2000     1,203,715  $   30.16       --         --

Fiscal 2001 activity:
   Granted                             265,000  $   30.33       --         --
   Exercised                                --         --       --         --
   Forfeited                                --         --       --         --
   Outstanding at March 31, 2001     1,468,715  $   30.30       --         --
   Exercisable at March 31, 2001     1,468,715  $   30.30       --         --

Transition Year 2001 activity:
   Granted                             557,250  $   16.75  670,500  $   16.75
   Exercised                                --         --       --         --
   Forfeited                                --         --       --         --
   Outstanding at December 31, 2001  2,025,965  $   26.39  670,500  $   16.75
   Exercisable at December 31, 2001  1,468,715  $   30.30       --         --



The following table summarizes information about fixed stock options outstanding at December 31, 2001:


                              Weighted-
Exercise         Number        Average      Weighted-Average
Prices         Outstanding  Remaining Life   Exercise Price
-------------  -----------  --------------  -----------------

1.79-$2.00        450,000       1.6 years  $            1.90
16.75             557,250       9.6 years  $           16.75
30.33-$32.75      277,065       7.7 years  $           30.44
45.00-$55.50      741,650       7.1 years  $           47.44
               -----------  --------------  -----------------
                 2,025,965       6.6 years  $           26.39


The following table summarizes information about indexed stock options outstanding at December 31, 2001:


                        Weighted-
Exercise   Number       Average         Weighted-Average
Prices     Outstanding  Remaining Life  Exercise Price
---------  -----------  --------------  ----------------

16.75         670,500       9.6 years  $           16.75



Had the Corporation used the fair value expense recognition method of accounting for its stock option plans (beginning in 1996) and charged compensation cost against income, over a period consistent with the terms of the grant, based on the fair value at the date of grant, net earnings and net earnings per common share for transition year ended December 31, 2001 and fiscal years ended March 31, 2001 and 2000 would have been reduced to the following pro forma amounts:
(In  thousands,  except  per  share  amounts)



(In  thousands,  except  per  share  amounts)

                                                            (unaudited)
                                    Nine Months Ended    Nine Months Ended             Year Ended March 31,
                                      December 31,         December 31,
                                                 2001                  2000                   2001     2000
                                   -------------------  -------------------  ---------------------  -------
Net earnings available for common
  shareholders
   As reported                     $          (28,912)  $            30,192  $              34,804  $45,358
   Pro forma                       $          (29,504)  $            29,232  $              33,614  $40,377

Net earnings per common share
  Basic
   As reported                     $            (0.91)  $              0.97  $                1.12  $  1.46
   Pro forma                       $            (0.92)  $              0.94  $                1.08  $  1.30
Diluted
   As reported                     $            (0.91)  $              0.93  $                1.07  $  1.40
   Pro forma                       $            (0.92)  $              0.90  $                1.04  $  1.25



The pro forma information above includes stock options granted between April 1, 1995 and March 31, 2001. Effects of applying FAS 123, using the fair value-based method of accounting, is not representative of the pro forma effect on earnings in future years because it does not take into consideration pro forma compensation expense related to stock options granted prior to 1996.
     The weighted-average grant-date fair value of options granted in transition year 2001 was $6.14 for fixed options and $3.75 for indexed options. The application of the fair value expense recognition method of accounting for options resulted in the following expense included in the results of operations for transition year 2001; $357 for fixed options and $262 for indexed options. The weighted-average grant-date fair value of fixed options granted in fiscal years 2001 and 2000 was $6.96 and $14.51, respectively. The fair-values were determined by utilizing the Black-Scholes option-pricing model and the following key assumptions:




                                 December 31,                March 31,            March 31,
                                    2001                       2001                 2000
                         -----------------------             --------             ---------
                           (indexed)    (fixed)              (fixed)               (fixed)
Risk-free interest rate          2.11%     4.65%                6.50%                 6.21%
Expected option life          6 years   6 years              6 years              10 years
Expected volatility              19.6%     30.0%                30.0%                 33.3%
Dividend yield                   0.48%     0.48%                0.40%                 0.30%


8.INCOME  TAXES
Income tax expense (benefit) attributable to income from operations for the transition year ended December 31, 2001 and fiscal years ended March 31, 2001 and 2000 consisted of:
(In  thousands)


                  Current    Deferred     Total
                 ---------  ----------  ---------
                       December  31,  2001
                       -------------------
U.S. Federal     $   2,292  $ (23,804)  $(21,512)
State and local        783     (3,584)    (2,801)
Foreign              9,365       (562)     8,803
                 ---------  ----------  ---------
        Totals   $  12,440  $ (27,950)  $(15,510)
                 =========  ==========  =========
                         March  31,  2001
                        -----------------
U.S. Federal     $   4,981  $  (1,758)  $  3,223
State and local        939       (363)       576
Foreign             19,692     (3,358)    16,334
                 ---------  ----------  ---------
        Totals   $  25,612  $  (5,479)  $ 20,133
                 =========  ==========  =========
                         March  31,  2000
                        -----------------
U.S. Federal     $  14,969  $  (4,100)  $ 10,869
State and local      2,078       (883)     1,195
Foreign             14,879        989     15,868
                 ---------  ----------  ---------
        Totals   $  31,926  $  (3,994)  $ 27,932
                 =========  ==========  =========



The deferred tax provision, in the table above, does not reflect the tax effect of; $176 resulting from hedging activity under SFAS133 for transition year 2001, nor $1,881 and $3,761 for transition year 2001 and fiscal 2001, respectively, resulting from minimum pension liability adjustment under Statement of Financial Accounting Standards No.87, Employers' Accounting for Pensions.

Income tax expense (benefit) differed from the amounts computed by applying the U.S. Federal statutory tax rates to pretax income from operations for the transition year ended December 31, 2001 and fiscal years ended March 31, 2001 and 2000 as a result of the following:
(In  thousands)


                                  December 31,         March    31,
                                 --------------      --------------
                                      2001         2001           2000
                                 --------------  --------         ------
U.S. Federal statutory tax rate             35%       35%            35%
                                 ==============  ========       ========
Taxes computed at U.S.
   Statutory rate                $     (15,510)  $19,148        $26,970
State income taxes, net of
   Federal benefit                      (2,471)      375            777
Foreign tax rate differential             (951)   (2,401)        (1,368)
Valuation reserve                        4,211        --             --
Non-deductible goodwill                     --     2,250          1,922
Acquisition costs                           --        --          1,043
Other, net                                (789)      761         (1,412)
                                 --------------  --------       --------
   Actual income taxes           $     (15,510)  $20,133        $27,932
                                 ==============  ========       ========
Effective tax rate                        35.0%     36.8%          36.3%
                                 ==============  ========       ========

     Earnings before income taxes included foreign earnings of $29,914 for transition year 2001, as well as, $50,584 and $56,283 for fiscal years 2001 and 2000, respectively.
     The Corporation has not recognized a deferred tax liability for the undistributed earnings of foreign subsidiaries that arose in transition year 2001 and prior years because the Corporation does not expect to repatriate those earnings in the foreseeable future. A deferred tax liability will be recognized when the Corporation expects that it will recover those earnings in a taxable transaction, such as the receipt of dividends or sale of the investment, net of foreign tax credits. At December 31, 2001, the undistributed earnings of those subsidiaries were approximately $148,543. A determination of the deferred tax liability relating to the undistributed earnings of foreign subsidiaries is not practical.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2001 and March 31, 2001 are:
(In  thousands)


                                            December 31,    March 31,
                                           --------------  -----------
                                                2001          2001
                                           --------------  -----------
Deferred tax assets:
  Accounts receivable, primarily due to
   Allowance for doubtful accounts         $       3,035   $    2,670
  Inventories                                      5,294        4,554
  Accrued liabilities                              6,791        5,698
  Acquisition accrued liabilities                  7,101        7,101
  Employee benefits                               11,286        6,214
  Foreign tax credits                              3,211        1,505
  Foreign losses                                   5,820        5,820
  Impairment liabilities                          25,052        1,525
  Other                                            8,374        6,309
                                           --------------  -----------
     Total gross assets                           75,964       41,396
     Valuation reserve                           (10,031)      (5,820)
                                           --------------  -----------
        Total gross deferred tax assets           65,933       35,576
Deferred tax liabilities:
  Plant and equipment, primarily due to
   depreciation.                                   4,221        4,195
  Purchase accounting                             11,579       12,537
  Other                                            8,557        7,276
                                           --------------  -----------
     Total gross deferred tax liabilities         24,357       24,008
                                           --------------  -----------
        Net deferred asset                 $      41,576   $   11,568
                                           ==============  ===========



     The Corporation has recorded a valuation reserve to reflect the uncertainty of realization of state net operating loss carry forwards and foreign loss carry forwards. The valuation reserve for deferred tax assets was $10,031 and $5,820 at December 31, 2001 and March 31, 2001, respectively. The net change in the total valuation reserve for transition year 2001 was an increase of $4,211. Management believes it is more likely than not, the remaining net deferred tax assets of $41,576 will be realized as the results of future operations are expected to generate sufficient taxable income to do so.
     During transition year 2001 and fiscal years 2001 and 2000, the lapse of restrictions upon stock exercised under the stock option and award plans resulted in a tax benefit of $824, $2,539 and $3,917, respectively, which were recorded as increases to additional paid-in capital. At December 31, 2001,the Corporation has approximately $32,735 of state and foreign tax losses that are available for carry forward. The carry-forward lives of these range from 5 years to unlimited.

9.LONG-TERM  OBLIGATIONS
Long-term obligations at December 31, 2001 and March 31, 2001 consisted of the following:
(In  thousands)


                                              December 31,   March 31,
                                              -------------  ----------
                                                  2001          2001
                                              -------------  ----------
Senior subordinated notes, unsecured,
9.13% interest at December 31, 2001 due
in 2011                                       $     300,057  $       --
Revolving loan, unsecured, variable
  interest, due in 2004
     5.00% at December 31, 2001                       9,000      64,000
     5.59% at December 31, 2001                       6,699      11,401
     5.59% at December 31, 2001                      27,122      28,496
     6.32% at December 31, 2001                      38,084          --
     6.14% at March 31, 2001                             --      39,738
Term loans, unsecured, variable interest
(5.50% at December 31, 2001) due in
quarterly installments to 2008                        9,785       8,493
Term loans, collaterized, variable interest
(5.50% at December 31, 2001) due in
quarterly installments to 2006                        2,404       1,499
Term loan, unsecured, variable interest
(4.26% at December 31, 2001) due in
semi-annual installments to 2005                        604         705
Term loan, unsecured, 7.94% interest at
March 31, 2001                                           --     143,299
Term loan, unsecured, 7.94% interest at
March 31, 2001                                           --      98,273
Acquisition facility, unsecured, 7.39%
interest at March 31, 2001                               --      47,973
Term loan, collaterized, 8.94% interest at
March 31, 2001                                           --       9,812
Capitalized lease obligations                         3,279       3,728
Other, due in varying amounts to 2008                 2,368       3,719
                                              -------------  ----------
Total long-term obligations                         399,402     461,136
Less current portion                                  5,614      68,517
                                              -------------  ----------
Long-term portion                             $     393,788  $  392,619
                                              =============  ==========


 Minimum future principal payments on long-term obligations subsequent to December 31, 2001 are as follows:
(In  thousands)




2002        $  5,614
2003           5,272
2004          85,053
2005           1,492
2006           1,167
Thereafter   300,804
            --------
Total       $399,402
            ========



     The Corporation has a $175,000 committed revolving credit facility that expires in 2004. The Corporation can borrow foreign currencies and U. S. dollars against this facility. Commitment fees under the revolving credit lines are variable, ranging from 37.5 to 150 basis points on the unused balance. The revolving credit facility bears interest at a variable rate, which is based on a ratio of the Corporation's debt to earnings before certain expenses. The rates were set at 3.00% above the applicable London interbank market rate ("LIBOR") at December 31, 2001: U.S. LIBOR (2.00%) for the U.S. dollar borrowings; U.K. LIBOR (3.32%) for the pound sterling borrowings and EUROBOR (2.59%) for the Italian Lira and Spanish Peseta borrowings. The European borrowings are payable in Euros under the revolving credit facility. At December 31, 2001, the effective interest rate was, 5.00% for the U.S dollar, 6.32% for the pound sterling and 5.59% for the Euro borrowings under the revolving loan facility. Under these loans, the most restrictive covenants provide that earnings before interest and taxes, as defined in the credit agreement, as a ratio to interest expense must be greater than 1.5 to 1; consolidated net worth must be at least $154,300 and the total debt must not exceed 470% of net worth; and earnings before interest, taxes, depreciation and amortization, as defined in the credit agreement, as a ratio to total debt shall not exceed 4.75 to 1. At December 31, 2001, the credit facility is guaranteed by the Corporation's North American assets, as defined in the credit agreement. This guarantee will be released at such time that consolidated earnings before interest, taxes, depreciation and amortization, as defined in the credit agreement, as a ratio to total debt is less than 3.50 to 1 for two consecutive quarters
     The Corporation has entered into interest rate swap agreements for the purpose of reducing its exposure to possible future changes in interest rates applicable to the term and revolving loans. The fixed rates are compared to the applicable three-month LIBOR rates as a basis for payment, or receipt of the rate differential as applied to the notional amount of each swap transaction. Pursuant to the terms of certain of the agreements the Corporation has notional coverage for the following:
     Notional US dollar coverage $25,000 expires December 31, 2005 compares fixed 5.5950% rate to US LIBOR
Notional (Euro 7,747) US dollar coverage $6,906 expires June 30, 2004 compares fixed 4.9000% rate to
   EUROBOR
Notional (Euro 7,747) US dollar coverage $6,906 expires September 30, 2005 compares fixed 5.1240% rate to  EUROBOR
Notional (Euro 6,817) US dollar coverage $6,078 expires June 30, 2005 compares fixed 4.8825% rate to
   EUROBOR


10.SEGMENT  REPORTING
The Corporation provides development, manufacture and technical service for a large variety of specialty chemical processes and related equipment in two reportable operating segments: Advanced Surface Finishing and Graphic Arts. In addition, the Corporation operates a third reportable segment for the design and manufacture of printed circuit boards. These three segments, under which the Corporation operates on a worldwide basis, are managed separately as each segment has differences in technology and marketing strategies. The chemicals supplied by Advanced Surface Finishing are used for a broad range of purposes, including finishing metals and non metallic surfaces, electro-plating metal surfaces, etching, imaging, metalization, offshore fluids and cleaning. The chemicals supplied by Graphic Arts are used in the production of offset blankets, printing plates, textile blankets and rubber-based covers for industrial rollers used in the printing industry. The Electronics Manufacturing segment produces a wide variety of single-sided and double-sided printed circuit boards.
     The business segments reported below are the segments of the Corporation for which separate financial information is available and for which operating results are reviewed by executive management to assess performance of the Corporation. The accounting policies of the business segments are the same as those described in the Notes to Consolidated Financial Statements, Note 1 Summary of Significant Accounting Policies.
     Net sales for all of the Corporation's products fall into one of the three business segments. The business segment results of operations include certain operating costs, which are allocated based on the relative burden each segment bears on those costs. Operating income amounts are evaluated before amortization of intangible assets and non-recurring charges. The business segment identifiable assets which follow are reconciled to total consolidated assets including unallocated corporate assets which consist primarily of deferred tax assets, equity method investments and certain other long term assets not directly associated with the support of the individual operations.

Worldwide operations are summarized by business segment in the following tables:


                                                                     (unaudited)
                                             Nine Months Ended    Nine Months Ended
                                                                                          Year  Ended
                                               December 31,         December 31,          March    31,
                                                   2001                 2000            2001       2000
                                            -------------------  -------------------  ---------  ---------
Net sales to unaffiliated customers:
Graphic Arts                                $          219,595   $          234,701   $311,767   $293,459
Advanced Surface Finishing                             250,963              339,762    447,875    464,621
Electronics Manufacturing                               63,302                8,532     35,134         --
                                            -------------------  -------------------  ---------  ---------
Consolidated Net Sales                      $          533,860   $          582,995   $794,776   $758,080
                                            ===================  ===================  =========  =========
Operating Profit:
Graphic Arts                                $           30,676   $           34,704   $ 48,045   $ 58,143
Advanced Surface Finishing                              35,822               66,560     82,481     76,067
Electronics Manufacturing                               (2,968)              (4,143)    (6,033)        --
                                            -------------------  -------------------  ---------  ---------
                                                        63,530               97,121    124,493    134,210
Amortization of Intangibles                             (6,084)             (15,774)   (20,641)   (17,563)
Impairment, Restructuring and Merger Costs             (73,066)              (7,062)   (12,936)    (7,617)
                                            -------------------  -------------------  ---------  ---------
Consolidated Operating Profit               $          (15,620)  $           74,285   $ 90,916   $109,030
                                            ===================  ===================  =========  =========
Amortization:
Graphic Arts                                $              507   $            6,683   $  8,788   $  7,030
Advanced Surface Finishing                               5,550                9,091     11,484     10,533
Electronics Manufacturing                                   27                   --        369         --
                                            -------------------  -------------------  ---------  ---------
Consolidated Amortization                   $            6,084   $           15,774   $ 20,641   $ 17,563
                                            ===================  ===================  =========  =========
Depreciation:
Graphic Arts                                $            7,653   $            7,058   $  9,481   $  9,815
Advanced Surface Finishing                               6,666                7,048      9,219      9,026
Electronics Manufacturing                                3,325                1,365      3,282         --
Corporate-wide                                             346                  158        211         54
                                            -------------------  -------------------  ---------  ---------
Consolidated Depreciation                   $           17,990   $           15,629   $ 22,193   $ 18,895
                                            ===================  ===================  =========  =========
Capital Expenditures:
Graphic Arts                                $            1,079   $            2,533   $  4,832   $ 11,826
Advanced Surface Finishing                               2,829                7,622     11,534     10,108
Electronics Manufacturing                                3,026                   --      2,781         --
Corporate                                                   --                  378      3,290      2,105
                                            -------------------  -------------------  ---------  ---------
Consolidated Capital Spending.              $            6,934   $           10,533   $ 22,437   $ 24,039
                                            ===================  ===================  =========  =========
Identifiable Assets:
Graphic Arts                                $          431,353   $          354,973   $345,849   $314,215
Advanced Surface Finishing                             177,253              466,567    426,869    453,714
Electronics Manufacturing                              132,296               29,714     91,665         --
Corporate                                               49,983               17,657     20,442     22,563
                                            -------------------  -------------------  ---------  ---------
Consolidated Assets                         $          790,885   $          868,911   $884,825   $790,492
                                            ===================  ===================  =========  =========


Worldwide operations are summarized by geographic region (determined by customer location) in the following table:

(In  thousands)

                                       United States   Other Americas    Europe   Asia Pacific    Consolidated
                                      ---------------  ---------------  --------  -------------  --------------
Nine Months Ended December
------------------------------------
31, 2001
------------------------------------
Net sales to unaffiliated customers   $      226,638   $        16,129  $205,465  $      85,628  $     533,860
Operating profit                             (51,413)            3,811    18,933         13,049        (15,620)
Identifiable assets                          205,625            19,950   481,842         83,468        790,885
Nine Months Ended December
------------------------------------
31, 2000 (unaudited)
------------------------------------
Net sales to unaffiliated
customers                             $      282,251   $        17,750  $176,537  $     106,457  $     582,995
Operating profit                              29,877             4,551    20,290         19,567         74,285
Identifiable assets                          382,343            16,528   374,512         95,528        868,911
Year Ended March 31, 2001
------------------------------------
Net sales to unaffiliated
customers                             $      370,199   $        28,019  $261,141  $     135,417  $     794,776
Operating profit                              28,496             6,966    31,421         24,033         90,916
Identifiable assets                          364,182            16,224   416,717         87,702        884,825
Year Ended March 31, 2000
------------------------------------
Net sales to unaffiliated
customers                             $      361,780   $        28,687  $246,300  $     121,313  $     758,080
Operating profit                              53,780             7,804    27,736         19,710        109,030
Identifiable assets                          337,332            13,592   365,363         74,205        790,492


11.COMMON  AND  TREASURY  STOCK
The Corporation's Restated Certificate of Incorporation provides for 75 million authorized common shares.
Common shares issued are summarized in the following table at December 31, 2001 and March 31, 2001 and 2000:



                                                    Shares
                                                  -----------
                                    December 31,          March 31,
                                    ------------        -----------
                                        2001         2001         2000
                                    ------------  -----------  ----------
Common Stock:
Balance - beginning of period         45,408,464  45,412,325   45,411,775
Shares issued - warrants exercised     1,001,293          --           --
Shares issued - stock awards                  --          --          550
Shares cancelled - stock awards               --      (3,861)          --
                                    ------------  -----------  ----------
Balance - end of period               46,409,757  45,408,464   45,412,325
                                    ============  ===========  ==========



     The Board of Directors has from time-to-time authorized the purchase of issued and outstanding shares of the Corporation's common stock. Any future repurchases under these authorizations will depend on various factors, including the market price of the shares, the Corporation's business and financial position and general economic and market conditions. Additional shares acquired pursuant to such authorization will be held in the Corporation's treasury and will be available for the Corporation to issue without further shareholder action (except as required by applicable law or the rules of any securities exchange on which the shares are then listed). Such shares may be used for various Corporate purposes, including contributions under existing or future employee benefit plans, the acquisition of other businesses and the distribution of stock dividends. At December 31, 2001, there was a balance of such outstanding authorizations totaling 142,282 shares. Treasury stock activity is summarized in the following table for transition year 2001 and fiscal years 2001 and 2000:




                                               Shares
                                             ----------
                               December 31,         March 31,
                               ------------        ----------
                                   2001         2001        2000
                               ------------  -----------  ---------
Treasury Stock:
Balance - beginning of period    14,277,610  14,267,816  14,267,816
Shares acquired                      32,044       9,794          --
                               ------------  ----------- ----------
Balance - end of period          14,309,654  14,277,610  14,267,816
                               ============  =========== ==========


12.LEASE  COMMITMENTS
The Corporation has leases that expire at various dates through 2011 for certain warehouse space, transportation, computer and other equipment. Contingent rentals are paid for warehouse space on the basis of the monthly quantities of materials stored and for transportation and other equipment on the basis of mileage or usage. Total rental expense for these leases amounted to $7,482 in transition year 2001 and $8,662 and $9,044 in fiscal years 2001 and 2000, respectively, of which $733, $1,594 and $1,372, respectively, were contingent rentals. In addition, the Corporation has leased equipment at customers, which are generally subject to sublease agreements. Net rental expense for these sublease agreements amounted to income of $338 for transition year 2001 and expense of $1,849 and $2,998 in fiscal 2001 and 2000, respectively.
     Minimum lease commitments under operating leases for the fiscal years subsequent to December 31, 2001 are as follows:
(In  thousands)


                                         Net
            Commitments   Sublease   Commitments
            ------------  ---------  ------------
2002        $     10,212  $     368  $      9,844
2003               5,586        167         5,419
2004               3,122         --         3,122
2005               2,239         --         2,239
2006               2,118         --         2,118
Thereafter         2,084         --         2,084
            ------------  ---------  ------------
   Total    $     25,361  $     535  $     24,826
            ============  =========  ============




13.CONTINGENCIES
     As manufacturers and distributors of specialty chemicals and systems, the Corporation is subject to extensive U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing: discharges of pollutants into the air and water; the management and disposal of hazardous substances and wastes; and the cleanup of contaminated properties.
     The Corporation has incurred, and will continue to incur, significant costs and capital expenditures in complying with these laws and regulations. The Corporation could incur significant additional costs, including cleanup costs, fines and sanctions and third-party claims, as a result of violations of or liabilities under environmental laws. In order to ensure compliance with applicable environmental, health and safety laws and regulations, the Corporation maintains a disciplined environmental and occupational safety and health compliance program, which includes conducting regular internal and external audits at its plants to identify and categorize potential environmental exposure.
     The Corporation's nature of operations and products (including raw materials) exposes it to the risk of liabilities or claims with respect to environmental cleanup or other matters, including those in connection with the disposal of hazardous materials. The Corporation has been named as a potentially responsible party ("PRP") at three Superfund sites. There are many other PRPs involved at each of these sites. The Corporation has recorded its best estimate of liabilities in connection with site clean-up based upon the extent of its involvement, the number of PRPs and estimates of the total costs of the site clean-up that reflect the results of environmental investigations and remediation estimates produced by remediation contractors. While the ultimate costs of such liabilities are difficult to predict, the Corporation does not expect that its costs associated with these sites will be material.
     In addition, some of the Corporation's facilities have an extended history of chemical processes or other industrial activities. Contaminants have been detected at some of these sites, with respect to which the Corporation is conducting environmental investigations and/or cleanup activities. These sites include some of the Canning sites acquired in December 1998, such as the Kearny, New Jersey and Waukegan, Illinois sites. The Corporation has established an environmental remediation reserve of $2 million, predominantly attributable to those Canning sites that it believes will require environmental remediation. With respect to those sites, it also believes that its Canning subsidiary is entitled under the acquisition agreement to withhold a deferred purchase price payment of approximately $2 million. The Corporation estimates the range of cleanup costs at its Canning sites between $2 and $11.5 million. Investigations into the extent of contamination, however, are ongoing with respect to some of these sites. To the extent the Corporation's liabilities exceed $2 million, it may be entitled to additional indemnification payments. Such recovery may be uncertain, however, and would likely involve significant litigation expense.
     The Corporation does not anticipate that it will be materially affected by environmental remediation costs, or any related claims, at any contaminated sites, including the Canning sites. It is difficult, however, to predict the final costs and timing of costs of site remediation. Ultimate costs may vary from current estimates and reserves, and the discovery of additional contaminants at these or other sites or the imposition of additional cleanup obligations, or third-party claims relating thereto, could result in significant additional costs.
     Legal  Proceedings
     On January 30, 1997, the Corporation was served with a subpoena from a federal grand jury in Connecticut requesting certain documents relating to an accidental spill from its Huntingdon Avenue, Waterbury, Connecticut facility that occurred in November of 1994, together with other information relating to operations and compliance at the Huntingdon Avenue facility. The Corporation was subsequently informed that it is a subject of the grand jury's investigation in connection with alleged criminal violations of the federal Clean Water Act pertaining to its wastewater handling practices. In addition, two of the Corporation's former employees, who worked at the Huntington Avenue facility, pled guilty in early 2001 to misdemeanor violations under the Clean Water Act in connection with the above matter. These individuals were sentenced to fines of $25 and $10 and 2 years probation, as well as community service.
     In a separate matter, on July 26, 1999, the Corporation was named in a civil lawsuit commenced in the Superior Court of the State of Connecticut brought by the Connecticut Department of Environmental Protection alleging various compliance violations at its Huntingdon Avenue and Freight Street locations between the years 1992 through 1998 relating to wastewater discharges and the management of waste materials. The complaint alleges violations of its permits issued under the Federal Clean Water Act and the Resource Conservation and Recovery Act, as well as procedural, notification and other requirements of Connecticut's environmental regulations over the foregoing period of time.
     The Corporation voluntarily resolved both of these matters on November 28, 2001. As a result, MacDermid will be required to pay fines and penalties totaling $2,500, without interest, over six quarterly installments. In addition, $1,550 will be paid to various local charitable and environmental organizations and causes. The Corporation will be placed on probation for two years and will perform certain environmental audits, as well as other environmentally related actions. The Corporation had recorded liabilities during the negotiation period and therefore future results of operations and financial position will not be affected by these arrangements.
     Other  Concentrations
     The Corporation's business operations, consist principally of the manufacture and sale of specialty chemicals, supplies and related equipment to customers throughout much of the world. Approximately 40% of the business is concentrated in the printing industry used for a wide variety of applications, including offset blankets, printing plates, textile blankets and rubber based covers for industrial rollers, while 20% of the business is concentrated with manufacturers of printed circuit boards which are used in a wide variety of end-use applications, including computers, communications and control equipment, appliances, automobiles and entertainment products. As is usual for this business, the Corporation generally does not require collateral or other security as a condition of sale, rather relying on credit approval, balance limitation and monitoring procedures to control credit risk of trade account financial instruments. Management believes that reserves for losses, which are established based upon review of account balances and historical experience, are adequate.


14.FINANCIAL INFORMATION FOR GUARANTORS OF THE CORPORATION'S BOND OFFERING The Corporation issued 9 1/8% Senior Subordinated Notes ("Bond Offering") effective June 20, 2001, for the face amount of $301,500, which pay interest semiannually on January 15th and July 15th and mature in 2011. The proceeds were used to pay down existing long-term debt. This Bond Offering is guaranteed by substantially all existing and future directly or indirectly wholly-owned domestic restricted subsidiaries of the Corporation ("Guarantors"). The Guarantors, fully, jointly and severally, irrevocably and unconditionally guarantee the performance and payment when due of all the obligations under the Bond Offering. The Corporation's unrestricted subsidiaries that result from the January 2001 Eurocir acquisition and its foreign subsidiaries are not guarantors of the indebtedness under the Bond Offering. The following financial information is presented to give additional disclosures to the Corporation's Consolidated Financial Statements, with respect to: a) MacDermid, Incorporated (as the issuer), b) the Guarantors, c) the non-guarantor subsidiaries, d) the unrestricted non-guarantor subsidiaries, e) elimination entries and f) the Corporation on a consolidated basis for and as of the transition year ended December 31, 2001 and fiscal years ended March 31, 2001 and 2000. The equity method has been used by the Corporation with respect to investments in subsidiaries. The equity method also has been used by subsidiary guarantors with respect to investments in non-guarantor subsidiaries and by subsidiary non-guarantors with respect to investments in unrestricted non-guarantor subsidiaries. Financial statements for subsidiary guarantors are presented as a combined entity. The financial information includes certain allocations of revenues and expenses based on management's best estimates which is not necessarily indicative of financial position, results of operations and cash flows that these entities would have achieved on a stand-alone basis and should be read in conjunction with the Consolidated Financial Statements of the Corporation.


CONSOLIDATED  STATEMENTS  OF  EARNINGS
NINE  MONTHS  ENDED  DECEMBER  31,  2001


                                                                                                                 MacDermid
                                                                                                                Incorporated
                                                                                                                    And
                                                                                Unrestricted                    Subsidiaries

                                 MacDermid       Guarantor      Nonguarantor    Nonguarantor                    December 31,
                                Incorporated    Subsidiaries    Subsidiaries    Subsidiaries    Eliminations        2001
                               --------------  --------------  --------------  --------------  --------------  --------------
Net sales                      $      80,810   $     151,899   $     260,857   $      55,633   $     (15,339)  $     533,860

Costs and expenses:
Cost of sales                         52,921          81,211         142,642          49,286         (15,339)        310,721
Selling, technical and
   administrative                     35,434          42,395          76,315           5,465              --         159,609
Amortization                              --           2,489           3,568              27              --           6,084
Impairment and restructuring           9,108          61,986           1,972              --              --          73,066
                               --------------  --------------  --------------  --------------  --------------  --------------
                                      97,463         188,081         224,497          54,778         (15,339)        549,480
                               --------------  --------------  --------------  --------------  --------------  --------------
Operating profit (loss)              (16,653)        (36,182)         36,360             855              --         (15,620)
Other income (expense):
Equity in earnings of
   subsidiaries                      (29,106)         24,551            (879)             --           5,434              --
Interest income                          127             176             479              20              --             802
Interest expense                     (15,539)        (11,261)            787          (2,278)             --         (28,291)
Miscellaneous, net                    (2,145)            (14)            949               7              --          (1,203)
                               --------------  --------------  --------------  --------------  --------------  --------------
                                     (46,663)         13,452           1,336          (2,251)          5,434         (28,692)
                               --------------  --------------  --------------  --------------  --------------  --------------

Earnings (loss) before taxes         (63,316)        (22,730)         37,696          (1,396)          5,434         (44,312)
Income taxes benefit
   (expense)                          34,404          (6,376)        (13,145)            627              --          15,510
Minority interest                         --              --              --            (110)             --            (110)
                               --------------  --------------  --------------  --------------  --------------  --------------
Net earnings (loss)            $     (28,912)  $     (29,106)  $      24,551   $        (879)  $       5,434   $     (28,912)
                               ==============  ==============  ==============  ==============  ==============  ==============


CONSOLIDATED  STATEMENTS  OF  EARNINGS
NINE  MONTHS  ENDED  DECEMBER  31,  2000
(unaudited)


                                                                                                           MacDermid
                                                                                                          Incorporated
                                                                                                              And
                                                                          Unrestricted                    Subsidiaries

                            MacDermid       Guarantor      Nonguarantor   Nonguarantor                    December 31,
                           Incorporated    Subsidiaries    Subsidiaries   Subsidiaries    Eliminations        2000
                          --------------  --------------  --------------  -------------  --------------  --------------
Net sales                 $     125,911   $     185,662   $     309,248   $          --  $     (37,826)  $     582,995

Costs and expenses:
Cost of sales                    81,571         103,228         168,361              --        (37,826)        315,334
Selling, technical and
   administrative                34,995          48,233          87,312              --             --         170,540
Amortization                        996           7,157           7,621              --             --          15,774
Impairment,
   restructuring and
   merger                           934           4,031           2,097              --             --           7,062
                          --------------  --------------  --------------  -------------  --------------  --------------
                                118,496         162,649         265,391              --        (37,826)        508,710
                          --------------  --------------  --------------  -------------  --------------  --------------
Operating profit                  7,415          23,013          43,857              --             --          74,285
Other income (expense):
Equity in earnings of
   subsidiaries                  29,716          24,222              --              --        (53,938)             --
Interest income                     341             784             289              --             --           1,414
Interest expense                 (9,329)        (10,734)         (5,524)             --             --         (25,587)
Miscellaneous, net                  116          (2,045)           (410)             --             --          (2,339)
                          --------------  --------------  --------------  -------------  --------------  --------------
                                 20,844          12,227          (5,645)             --        (53,938)        (26,512)
                          --------------  --------------  --------------  -------------  --------------  --------------

Earnings before taxes            28,259          35,240          38,212              --        (53,938)         47,773
Income taxes benefit
   (expense)                      1,933          (5,524)        (13,990)             --             --         (17,581)
                          --------------  --------------  --------------  -------------  --------------  --------------
Net earnings              $      30,192   $      29,716   $      24,222   $          --  $     (53,938)  $      30,192
                          ==============  ==============  ==============  =============  ==============  ==============


CONSOLIDATED  STATEMENTS  OF  EARNINGS
YEAR  ENDED  MARCH  31,  2001


                                                                                                            MacDermid
                                                                                                           Incorporated
                                                                                                               And
                                                                           Unrestricted                    Subsidiaries

                            MacDermid       Guarantor      Nonguarantor    Nonguarantor                     March 31,
                           Incorporated    Subsidiaries    Subsidiaries    Subsidiaries    Eliminations        2001
                          --------------  --------------  --------------  --------------  --------------  --------------
Net sales                 $     165,367   $     246,335   $     412,672   $      21,978   $     (51,576)  $     794,776

Costs and expenses:
Cost of sales                   108,411         141,581         221,517          20,293         (51,576)        440,226
Selling, technical and
   Administrative                50,577          55,398         122,113           1,969              --         230,057
Amortization                      6,101          10,367           3,804             369              --          20,641
Impairment,
 restructuring and
 merger costs                        --          12,081             855              --              --          12,936
                          --------------  --------------  --------------  --------------  --------------  --------------
                                165,089         219,427         348,289          22,631         (51,576)        703,860
                          --------------  --------------  --------------  --------------  --------------  --------------
Operating profit (loss)             278          26,908          64,383            (653)             --          90,916
Other income (expense):
Equity in earnings of
   Subsidiaries                  39,928          38,003          (1,010)             --         (76,921)             --
Interest income                     394           1,118             488               7              --           2,007
Interest expense                (13,272)        (14,762)         (6,491)           (726)             --         (35,251)
Miscellaneous, net                  203          (2,409)           (817)            288              --          (2,735)
                          --------------  --------------  --------------  --------------  --------------  --------------
                                 27,253          21,950          (7,830)           (431)        (76,921)        (35,979)
                          --------------  --------------  --------------  --------------  --------------  --------------
Earnings(loss) before
taxes                            27,531          48,858          56,553          (1,084)        (76,921)         54,937

Income taxes benefit
   (expense)                      7,273          (8,930)        (18,550)             74              --         (20,133)
                          --------------  --------------  --------------  --------------  --------------  --------------
Net earnings(loss)        $      34,804   $      39,928   $      38,003   $      (1,010)  $     (76,921)  $      34,804
                          ==============  ==============  ==============  ==============  ==============  ==============


CONSOLIDATED  STATEMENTS  OF  EARNINGS
YEAR  ENDED  MARCH  31,  2000


                                                                                                            MacDermid
                                                                                                           Incorporated
                                                                                                               And
                                                                           Unrestricted                    Subsidiaries

                             MacDermid       Guarantor      Nonguarantor   Nonguarantor                     March 31,
                            Incorporated    Subsidiaries    Subsidiaries   Subsidiaries    Eliminations        2000
                           --------------  --------------  --------------  -------------  --------------  --------------
Net sales                  $     201,992   $     190,020   $     402,494   $          --  $     (36,426)  $     758,080

Costs and expenses:
Cost of sales                    119,913          96,476         219,181              --        (36,426)        399,144
Selling, technical and
   Administrative                 65,569          39,605         119,552              --             --         224,726
Amortization                       9,962           6,313           1,288              --             --          17,563
Impairment,
 restructuring and
 merger costs                         --           7,617              --              --             --           7,617
                           --------------  --------------  --------------  -------------  --------------  --------------
                                 195,444         150,011         340,021              --        (36,426)        649,050
                           --------------  --------------  --------------  -------------  --------------  --------------
Operating profit                   6,548          40,009          62,473              --             --         109,030
Other income (expense):
Equity in earnings of
   Subsidiaries                   52,319          40,013              --              --        (92,332)             --
Interest income                    1,115             357             535              --             --           2,007
Interest expense                 (14,960)        (10,549)         (7,541)             --             --         (33,050)
Miscellaneous, net                  (124)         (2,640)          1,829              --             --            (935)
                           --------------  --------------  --------------  -------------  --------------  --------------
                                  38,350          27,181          (5,177)             --        (92,332)        (31,978)
                           --------------  --------------  --------------  -------------  --------------  --------------

Earnings before taxes
and extraordinary charge          44,898          67,190          57,296              --        (92,332)         77,052
Income taxes benefit
 (expense)                           460         (11,109)        (17,283)             --             --         (27,932)
Earnings before            --------------  --------------  --------------  -------------  --------------  --------------
 extraordinary charge             45,358          56,081          40,013              --        (92,332)         49,120
Extraordinary charge
due to early retirement
of debt, net of tax
benefit of $2,305                     --          (3,762)             --              --             --          (3,762)
                           --------------  --------------  --------------  -------------  --------------  --------------
Net earnings               $      45,358   $      52,319   $      40,013   $          --  $     (92,332)  $      45,358
                           ==============  ==============  ==============  =============  ==============  ==============


CONSOLIDATED  BALANCE  SHEET
DECEMBER  31,  2001



                                                                                                           MacDermid
                                                                                                         Incorporated
                                                                                                              And
                                                                          Unrestricted                   Subsidiaries

                            MacDermid      Guarantor      Nonguarantor    Nonguarantor                   December 31,
                          Incorporated   Subsidiaries    Subsidiaries    Subsidiaries    Eliminations             2001
------------------------  -------------  --------------  --------------  --------------  --------------  -------------
ASSETS
------------------------
Current assets:
Cash and equivalents      $       4,419  $       1,881   $      10,261   $         506   $          --   $      17,067
Accounts receivables,
 net                             14,361         28,107         106,645          15,117              --         164,230
Due (to)/from affiliates        246,066       (184,474)        (39,295)        (22,297)             --              --
Inventories                      17,442         35,849          49,314           8,429              --         111,034
Prepaid expenses                    779          2,707           4,582              --              --           8,068
Deferred income taxes             9,781             --           3,451             599              --          13,831
                          -------------  --------------  --------------  --------------  --------------  -------------
Total current asset             292,848       (115,930)        134,958           2,354              --         314,230

Property, plant and
equipment, net                   20,231         57,730          54,702          19,819              --         152,482
Goodwill, net                    16,056         80,221          99,187          27,107              --         222,571
Intangibles, net                     --         11,219          26,106             100              --          37,425
Deferred income taxes            28,376             --           2,624           1,109              --          32,109
Investments in
 subsidiaries                   231,820        224,639           9,193              --        (465,652)             --
Other assets, net                12,153          9,326           9,648             941              --          32,068
                          -------------  --------------  --------------  --------------  --------------  -------------
                          $     601,484  $     267,205   $     336,418   $      51,430   $    (465,652)  $     790,885
                          =============  ==============  ==============  ==============  ==============  =============





                                                                                                               MacDermid
                                                                                                              Incorporated
                                                                                                                  And
                                                                              Unrestricted                    Subsidiaries

                               MacDermid       Guarantor      Nonguarantor    Nonguarantor                    December 31,
                             Incorporated    Subsidiaries    Subsidiaries    Subsidiaries    Eliminations             2001
                             --------------  --------------  --------------  --------------  --------------  --------------
LIABILITIES AND
SHAREHOLDERS'
EQUITY
Current liabilities:
Notes payable                $          --   $          --   $       5,898   $       7,063   $          --   $      12,961
Current installments of
   long term obligations                --             148             482           4,984              --           5,614
Accounts payable                     8,630           9,091          28,649          15,018              --          61,388
Dividend payable                       643              --              --              --              --             643
Accrued compensation                 1,830           3,270           4,334             634              --          10,068
Accrued interest                    14,486              --              21              --              --          14,507
Accrued expenses other              21,639          14,980          19,783           1,909              --          58,311
Income taxes                        (2,533)          7,785           5,214               2              --          10,468
                             --------------  --------------  --------------  --------------  --------------  --------------
Total current liabilities           44,695          35,274          64,381          29,610              --         173,960

Long-term obligations              349,140             802          34,733           9,113              --         393,788
Accrued postretirement               4,218              --           8,055              35              --          12,308
Deferred income taxes                   --            (762)          4,399             727              --           4,364
Other long term                         --              71             210              --              --             281
                             --------------  --------------  --------------  --------------  --------------  --------------
Total liabilities                  398,053          35,385         111,778          39,485              --         584,701
Minority interest                       --              --              --           2,753              --           2,753

Shareholders' equity:
Common stock                        46,410             (99)          3,809               3          (3,713)         46,410
Additional paid-in capital          16,923         125,936         100,248          10,260        (236,444)         16,923
Retained earnings                  218,619         126,625         135,166          (1,891)       (259,900)        218,619
Accumulated other
   comprehensive income:
Foreign currency
   translation                     (19,303)        (20,642)        (11,629)            820          34,405         (16,349)
Minimum pension
 liability
   decrease (increase)                  --              --          (2,954)             --              --          (2,954)
Hedging activities                    (276)             --              --              --              --            (276)
Less cost common shares
   in treasury                     (58,942)             --              --              --              --         (58,942)
                             --------------  --------------  --------------  --------------  --------------  --------------
Total shareholders' equity         203,431         231,820         224,640           9,192        (465,652)        203,431
                             --------------  --------------  --------------  --------------  --------------  --------------

                             $     601,484   $     267,205   $     336,418   $      51,430   $    (465,652)  $     790,885
                             ==============  ==============  ==============  ==============  ==============  ==============


CONSOLIDATED  BALANCE  SHEET
MARCH  31,  2001


                                                                                                            MacDermid
                                                                                                          Incorporated
                                                                                                               And
                                                                           Unrestricted                   Subsidiaries

                            MacDermid       Guarantor      Nonguarantor    Nonguarantor                     March 31,
                          Incorporated    Subsidiaries    Subsidiaries    Subsidiaries    Eliminations             2001
------------------------  --------------  --------------  --------------  --------------  --------------  -------------
ASSETS
------------------------
Current assets:
Cash and equivalents      $       4,301   $       2,233   $       4,585   $       1,427   $          --   $      12,546
Accounts receivables,
 net                             21,797          37,009         118,581          17,377              --         194,764
Due (to)/from affiliates        211,059        (260,096)         68,706         (19,446)           (223)             --
Inventories                      27,722          49,466          54,872           9,482             (29)        141,513
Prepaid expenses                   (732)          2,532           4,548              17              --           6,365
Deferred income taxes             4,406           2,366           3,237             337              --          10,346
                          --------------  --------------  --------------  --------------  --------------  -------------
Total current asset             268,553        (166,490)        254,529           9,194            (252)        365,534

Property, plant and
equipment, net                   28,483          72,538          62,600          19,957              --         183,578
Goodwill, net                    35,191          34,691         141,217          24,747             252         236,098
Intangibles, net                     --          67,928            (911)            118              --          67,135
Deferred income taxes             4,877              --             156             526              --           5,559
Investments in
 subsidiaries                   274,656         295,645          10,796              --        (581,097)             --
Other assets, net                 6,887          20,647            (822)            222             (13)         26,921
                          --------------  --------------  --------------  --------------  --------------  -------------
                          $     618,647   $     324,959   $     467,565   $      54,764   $    (581,110)  $     884,825
                          ==============  ============== ===============  ==============  ==============  =============





                                                                                                               MacDermid
                                                                                                              Incorporated
                                                                                                                  And
                                                                              Unrestricted                    Subsidiaries

                               MacDermid       Guarantor      Nonguarantor    Nonguarantor                     March 31,
                             Incorporated    Subsidiaries    Subsidiaries    Subsidiaries    Eliminations             2001
                             --------------  --------------  --------------  --------------  --------------  --------------
LIABILITIES AND
SHAREHOLDERS'
EQUITY
Current liabilities:
Notes payable                $          --   $          --   $       2,167   $       9,581   $          --   $      11,748
Current installments of
   long term obligations            62,125           2,299             329           3,764              --          68,517
Accounts payable                    13,981          15,284          33,683          18,256              --          81,204
Dividend payable                       623              --              --              --              --             623
Accrued compensation                 2,834           4,546           9,294           1,447              --          18,121
Accrued interest                     4,895              --              12              --              --           4,907
Accrued expenses other               9,862          14,040          18,518           1,670              --          44,090
Income taxes                        (3,882)          4,430           9,996             104             (13)         10,635
                             --------------  --------------  --------------  --------------  --------------  --------------
Total current liabilities           90,438          40,599          73,999          34,822             (13)        239,845

Long-term obligations              293,454           8,564          82,031           8,570              --         392,619
Accrued postretirement               4,086              83          13,414            (228)             --          17,355
Deferred income taxes                   --           1,057           2,476             804              --           4,337
                             --------------  --------------  --------------  --------------  --------------  --------------
   Total liabilities               387,978          50,303         171,920          43,968             (13)        654,156

Shareholders' equity:
Common stock                        45,408             (99)          4,291               6          (4,198)         45,408
Additional paid-in capital          16,437         129,256         201,346          10,830        (341,432)         16,437
Retained earnings                  249,460         167,289         115,412          (1,010)       (281,691)        249,460
Accumulated other
   comprehensive income:
Foreign currency
   translation                     (22,329)        (21,790)        (15,734)            970          46,224         (12,659)
Minimum pension liability
   decrease (increase)                  --              --          (9,670)             --              --          (9,670)
Less cost common shares
   in treasury                     (58,307)             --              --              --              --         (58,307)
                             --------------  --------------  --------------  --------------  --------------  --------------
Total shareholders' equity         230,669         274,656         295,645          10,796        (581,097)        230,669
                             --------------  --------------  --------------  --------------  --------------  --------------

                             $     618,647   $     324,959   $     467,565   $      54,764   $    (581,110)  $     884,825
                             ==============  ==============  ==============  ==============  ==============  ==============


CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
NINE  MONTHS  ENDED  DECEMBER  31,  2001


                                                                                                               MacDermid
                                                                                                              Incorporated
                                                                                                                  And
                                                                              Unrestricted                    Subsidiaries

                               MacDermid       Guarantor      Nonguarantor    Nonguarantor                    December 31,
                             Incorporated    Subsidiaries    Subsidiaries    Subsidiaries    Eliminations             2001
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash flows from
operating activities:
Net earnings                       (28,912)        (29,106)         24,551            (879)          5,434         (28,912)
Adjustments to reconcile
net earnings to net cash
provided by operating
activities:
Depreciation                         2,998           5,736           6,035           3,221              --          17,990
Amortization                         3,095           2,489             473              27              --           6,084
Provision for bad debts              1,774           1,877           2,072             263              --           5,986
Deferred income taxes              (27,134)           (319)            421            (918)             --         (27,950)
Minority interests                      --              --              --             110              --             110
Equity in
(earnings)/losses of
subsidiaries                        29,106         (24,551)            879              --          (5,434)             --
Impairment charge                    7,720          42,110           1,972              --              --          51,802
Changes in assets and
liabilities net of effects
of acquisitions and
dispositions:
Decrease (increase) in
 receivables                         5,663           6,257          10,447           2,251              --          24,618
Decrease (increase) due
 to/from affiliates                 (4,247)           (772)          5,221            (202)             --              --
Decrease (increase) in
 inventories                        10,280          13,323           5,539           1,194              --          30,336
Decrease (increase) in
 prepaid expenses                   (1,512)           (259)             45              17              --          (1,709)
Increase (decrease) in
 accounts payable                   (5,331)         (5,914)         (5,352)         (3,502)             --         (20,099)
Increase (decrease) in
 accrued expenses                   17,755            (528)         (2,389)           (569)             --          14,269
Increase (decrease) in
 income tax liabilities              1,477           3,650          (5,127)           (102)             --            (102)
Other                               (4,379)         14,467           1,785            (731)             --          11,142
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash flows provided by
   operating activities:            8,353          28,460          46,572             180              --          83,565
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash flows from
Investing activities:
Capital expenditures                  (242)         (1,023)         (2,643)         (3,026)             --          (6,934)
Proceeds from
disposition
   of fixed assets                     202               7           1,974             248              --           2,431
                             --------------  --------------  --------------  --------------  --------------  --------------
Net cash flows (used in)
    investing activities               (40)         (1,016)           (669)         (2,778)             --          (4,503)
                             --------------  --------------  --------------  --------------  --------------  --------------

Financing activities:
Short-term (repayments)
   borrowings - net                 83,552         (11,223)        (74,783)           (368)             --          (2,822)
Long-term borrowings               336,500              --          47,357           4,489              --         388,346
Long-term repayments              (428,406)         (9,812)         (7,427)         (2,456)             --        (448,101)
Bond financing fees                 (8,837)             --              --              --              --          (8,837)
Acquisition of treasury
stock                                 (635)             --              --              --              --            (635)
Dividends paid                       9,629          (6,761)         (4,797)             --              --          (1,929)
                             --------------  --------------  --------------  --------------  --------------  --------------
Net cash flows provided
  by / (used in)
    financing activities            (8,197)        (27,796)        (39,650)          1,665              --         (73,978)
                             --------------  --------------  --------------  --------------  --------------  --------------

Effect of exchange rate
changes on
  on cash and equivalents                2              --            (577)             12              --            (563)
                             --------------  --------------  --------------  --------------  --------------  --------------

Net increase (decrease)
in
  cash and equivalents                 118            (352)          5,676            (921)             --           4,521
Cash and cash equivalents
  at beginning of year               4,301           2,233           4,585           1,427              --          12,546
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash and cash equivalents
  at end of period           $       4,419   $       1,881   $      10,261   $         506   $          --   $      17,067
                             ==============  ==============  ==============  ==============  ==============  ==============


CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
NINE  MONTHS  ENDED  DECEMBER  31,  2000

(unaudited)

                                                                                                              MacDermid
                                                                                                             Incorporated
                                                                                                                 And
                                                                             Unrestricted                    Subsidiaries

                               MacDermid       Guarantor      Nonguarantor   Nonguarantor                    December 31,
                             Incorporated    Subsidiaries    Subsidiaries    Subsidiaries   Eliminations             2000
                             --------------  --------------  --------------  --------------  --------------  -------------
Cash flows from
Operating activities:
Net earnings                        30,192          29,716          24,222              --        (53,938)         30,192
Adjustments to reconcile
net earnings to net cash
provided by operating
activities:
Depreciation                         2,983           5,902           6,744              --             --          15,629
Amortization                         4,046           8,403           3,325              --             --          15,774
Provision for bad debts              1,091             746             927              --             --           2,764
Deferred income taxes                1,626          (4,723)         (1,012)             --             --          (4,109)
Equity in
(earnings)/losses of
subsidiaries                       (29,716)        (24,222)             --              --         53,938              --
Changes in assets and
liabilities net of effects
of acquisitions and
dispositions:
Decrease (increase) in
 receivables                         8,378          (5,382)        (14,098)             --             --         (11,102)
Decrease (increase) due
 to/from affiliates                (40,249)         39,697             552              --             --              --
Decrease (increase) in
 inventories                         4,019         (11,146)         (3,171)             --             --         (10,298)
Decrease (increase) in
 prepaid expenses                      676            (345)         (1,991)             --             --          (1,660)
Increase (decrease) in
 accounts payable                   (1,024)           (258)          1,806              --             --             524
Increase (decrease) in
 accrued expenses                   (8,971)          7,708          (2,955)             --             --          (4,218)
Increase (decrease) in
 income tax liabilities             (1,742)          8,684          (1,173)             --             --           5,769
Other                               54,171         (60,584)          6,813              --             --             400
                             --------------  --------------  --------------  --------------  --------------  -------------
Cash flows (used in) /
  provided by
    operating activities:           25,480          (5,804)         19,989              --             --          39,665
                             --------------  --------------  --------------  --------------  --------------  -------------

Cash flows from
Investing activities:
Capital expenditures                (1,164)         (2,626)         (6,743)             --             --         (10,533)
Proceeds from
disposition
   of fixed assets                   4,184             407              --              --             --           4,591
Acquisition of
businesses                              --         (50,000)        (20,874)             --             --         (70,874)
Dispositions of
businesses                             550              --              --              --             --             550
                             --------------  --------------  --------------  -------------  --------------  --------------
Net cash flows provided
  by / (used in)
    investing activities             3,570         (52,219)        (27,617)             --             --         (76,266)
                             --------------  --------------  --------------  --------------  --------------  -------------

Financing activities:
Short-term (repayments)
   borrowings - net                (27,472)         19,898          (2,375)             --             --          (9,949)
Long-term borrowings                10,000          53,000          21,244              --             --          84,244
Long-term repayments               (16,389)        (13,549)         (7,414)             --             --         (37,352)
Acquisition of treasury
 stock                                (196)             --              --              --             --            (196)
Dividends paid                       4,239             366          (6,474)             --             --          (1,869)
                             --------------  --------------  --------------  --------------  --------------  -------------
Net cash flows provided
  by / (used in)
    financing activities           (29,818)         59,715           4,981              --             --         (34,878)
                             --------------  --------------  --------------  --------------  --------------  -------------

Effect of exchange rate
changes on
  on cash and equivalents                5             409          (1,075)             --             --            (661)
                             --------------  --------------  --------------  --------------  --------------  -------------

Net increase (decrease)
  in
  cash and equivalents                (763)          2,101          (3,722)             --             --          (2,384)
Cash and cash
equivalents
  at beginning of year               5,742           2,725          11,649              --             --          20,116
                             --------------  --------------  --------------  --------------  --------------  -------------
Cash and cash
equivalents
  a end of period           $       4,979   $       4,826   $       7,927   $          --  $          --   $      17,732
                             ==============  ==============  ==============  ==============  ==============  =============


CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS


                                                                                                               MacDermid
                                                                                                              Incorporated
                                                                                                                  And
                                                                              Unrestricted                    Subsidiaries

                               MacDermid       Guarantor      Nonguarantor    Nonguarantor                     March 31,
                             Incorporated    Subsidiaries    Subsidiaries    Subsidiaries    Eliminations             2001
                             --------------  --------------  --------------  --------------  --------------  -------------
Cash flows from
Operating activities:
Net earnings                        34,804          39,928          38,003          (1,010)        (76,921)         34,804
Adjustments to reconcile
net earnings to net cash
provided by operating
activities:
Depreciation                         3,990           8,738           8,226           1,239              --          22,193
Amortization                         6,101          10,367           3,804             369              --          20,641
Provision for bad debts              1,641           1,222             946              50              --           3,859
Deferred income taxes               (2,573)         (4,899)          2,056             (63)             --          (5,479)
Equity in
(earnings)/losses of
Subsidiaries                       (39,928)        (38,003)          1,010              --          76,921              --
Impairment charge                       --           3,945             855              --              --           4,800
Changes in assets and
liabilities net of effects
of acquisitions and
dispositions:
Decrease (increase) in
 receivables                        12,836          (9,092)        (11,863)           (623)             --          (8,742)
Decrease (increase) due
 to/from affiliates                 35,406         191,412        (246,509)         19,691              --              --
Decrease (increase) in
 inventories                         4,752         (12,576)         (6,838)         (1,469)             --         (16,131)
Decrease (increase) in
 prepaid expenses                    2,156           1,081          (2,783)            (19)             --             435
Increase (decrease) in
 accounts payable                   (2,849)         (2,996)          1,462           4,491              --             108
Increase (decrease) in
 accrued expenses                   (7,639)           (825)          1,695           1,677              --          (5,092)
Increase (decrease) in
 income tax liabilities             (1,214)           (451)          7,917            (434)             --           5,818
Other                               58,939        (142,953)         91,799          (5,929)             --           1,856
                             --------------  --------------  --------------  --------------  --------------  -------------
Cash flows (used in) /
  provided by
    operating activities:          106,422          44,898        (110,220)         17,970              --          59,070
                             --------------  --------------  --------------  --------------  --------------  -------------

Cash flows from
Investing activities:
Capital expenditures                (5,193)         (3,019)        (11,443)         (2,782)             --         (22,437)
Proceeds from
disposition
   of fixed assets                   3,986          (1,257)          3,982              73              --           6,784
Acquisition of
 businesses                       (129,435)        (34,667)         95,129         (19,657)             --         (88,630)
Dispositions of
 businesses                            550              --           9,415              --              --           9,965
                             --------------  --------------  --------------  --------------  --------------  -------------
Net cash flows provided
  by / (used in)
    investing activities          (130,092)        (38,943)         97,083         (22,366)             --         (94,318)
                             --------------  --------------  --------------  --------------  --------------  -------------

Financing activities:
Short-term (repayments)
   borrowings - net                 18,804         (34,701)         (4,873)          6,021              --         (14,749)
Long-term borrowings                17,000          50,000          38,344              --              --         105,344
Long-term repayments               (23,673)        (24,382)         (9,578)             --              --         (57,633)
Acquisition of treasury
 stock                                (196)             --              --              --              --            (196)
Dividends paid                      10,295              --         (12,788)             --              --          (2,493)
All other                               --           2,632          (2,632)             --              --              --
Net cash flows provided
  by / (used in)              --------------  --------------  --------------  --------------  --------------  -------------
    financing activities            22,230          (6,451)          8,473           6,021              --          30,273
                             --------------  --------------  --------------  --------------  --------------  -------------

Effect of exchange rate
changes on
  on cash and
equivalents                             (1)              4          (2,400)           (198)             --          (2,595)
                             --------------  --------------  --------------  --------------  --------------  --------------

Net increase (decrease)
in
  cash and equivalents              (1,441)           (492)         (7,064)          1,427              --          (7,570)
Cash and cash
equivalents
  at beginning of year               5,742           2,725          11,649              --              --          20,116
                             --------------  --------------  --------------  --------------  --------------  -------------
Cash and cash
equivalents
  at end of period           $       4,301   $       2,233   $       4,585   $       1,427   $          --   $      12,546
                             ==============  ==============  ==============  ==============  ==============  =============


CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS


                                                                                                              MacDermid
                                                                                                             Incorporated
                                                                                                                 And
                                                                             Unrestricted                    Subsidiaries

                               MacDermid       Guarantor      Nonguarantor   Nonguarantor                     March 31,
                             Incorporated    Subsidiaries    Subsidiaries    Subsidiaries   Eliminations             2000
                             --------------  --------------  --------------  --------------  --------------  -------------
Cash flows from
Operating activities:
Net earnings                        45,358          52,319          40,013              --        (92,332)         45,358
Adjustments to reconcile
net earnings to net cash
provided by operating
activities:
Depreciation                         4,168           5,339           9,388              --             --          18,895
Amortization                         9,963           6,313           1,287              --             --          17,563
Provision for bad debts                423             816           1,234              --             --           2,473
Deferred income taxes               (5,352)         (1,014)          2,372              --             --          (3,994)
Equity in
(earnings)/losses of
subsidiaries                       (52,319)        (40,013)             --              --         92,332              --
Changes in assets and
liabilities net of effects
of acquisitions and
dispositions:
Decrease (increase) in
 receivables                           (97)            336          (8,821)             --             --          (8,582)
Decrease (increase) due
 to/from affiliates                 28,126           3,262         (31,388)             --             --              --
Decrease (increase) in
 inventories                        (4,968)          6,332          (7,805)             --             --          (6,441)
Decrease (increase) in
 prepaid expenses                     (576)          1,661           4,126              --             --           5,211
Increase (decrease) in
 accounts payable                    1,039          (2,650)        (10,167)             --             --         (11,778)
Increase (decrease) in
 accrued expenses                    7,387          (6,474)          1,482              --             --           2,395
Increase (decrease) in
 income tax liabilities              2,693            (312)           (796)             --             --           1,585
Other                              (13,036)           (853)         11,038              --             --          (2,851)
Cash flows provided by       --------------  --------------  --------------  --------------  --------------  -------------
    Operating activities:           22,809          25,062          11,963              --             --          59,834
                             --------------  --------------  --------------  --------------  --------------  -------------

Cash flows from
Investing activities:
Capital expenditures                (3,705)         (4,751)        (15,583)             --             --         (24,039)
Proceeds from
disposition
   of fixed assets                       2           1,705          (1,066)             --             --             641
Proceeds from available-
for-sale securities                  1,147              --              --              --             --           1,147
Acquisitions of
 businesses                             --              --         (26,351)             --             --         (26,351)
Dispositions of
 businesses                             --              --          11,665              --             --          11,665
Net cash flows (used in)     --------------  --------------  --------------  --------------  --------------  -------------
    investing activities            (2,556)         (3,046)        (31,335)             --             --         (36,937)
                             --------------  --------------  --------------  --------------  --------------  -------------

Financing activities:
Short-term (repayments)
   borrowings - net                (11,945)         (5,603)         16,478              --             --          (1,070)
Long-term borrowings                    --           7,348          10,002              --             --          17,350
Long-term repayments               (25,292)         (8,725)         (2,923)             --             --         (36,940)
Dividends paid                      21,193         (10,776)        (12,550)             --             --          (2,133)
                             --------------  --------------  --------------  --------------  --------------  -------------
Net cash flows provided
  by / (used in)
    financing activities           (16,044)        (17,756)         11,007              --             --         (22,793)
                             --------------  --------------  --------------  --------------  --------------  -------------

Effect of exchange rate
changes on
  on cash and
equivalents                              2          (2,291)          4,673              --             --           2,384
                             --------------  --------------  --------------  -------------  --------------  --------------

Net increase (decrease)
in
  cash and equivalents               4,211           1,969          (3,692)             --             --           2,488
Cash and cash
equivalents
  at beginning of year               1,531             756          15,341              --             --          17,628
                             --------------  --------------  --------------  --------------  --------------  -------------
Cash and cash
equivalents
  at end of period           $       5,742   $       2,725   $      11,649   $          --  $          --   $      20,116
                             ==============  ==============  ==============  ==============  ==============  =============


MANAGEMENT'S  STATEMENT  OF  FINANCIAL  RESPONSIBILITY
MacDermid,  Incorporated  (Logo)
                         245  Freight  Street
                         Waterbury,  CT  06702
To  The  Shareholders
MacDermid,  Incorporated

     The financial information in this report, including the audited consolidated financial statements, has been prepared by management. Preparation of consolidated financial statements and related data involves the use of judgment. Accounting principles used in preparing consolidated financial statements are those that are generally accepted in the United States.
     To safeguard Corporate assets, it is important to have a sound but dynamic system of internal controls and procedures that balances benefits and costs. The Corporation employs professional financial managers whose responsibilities include implementing and overseeing the financial control system, reporting on management's stewardship of assets entrusted to it by share owners and performing accurate and proper maintenance of the accounts.
     Management has long recognized its responsibility for conducting the affairs of the Corporation and its affiliates in an ethical and socially responsible manner. MacDermid, Incorporated is dedicated to the highest standards of integrity. Integrity is not an occasional requirement, but a continuing commitment.
     KPMG LLP conducts an objective, independent review of management's fulfillment of its obligations relating to the fairness of reported operating results and financial condition. Their report for transition year 2001 appears below this statement.
     The Audit Committee of the Board of Directors, consisting solely of Directors independent of MacDermid, Incorporated, maintains an ongoing appraisal on behalf of the share owners of the effectiveness of the independent auditors and the Corporation's staff of financial and operating management with respect to the financial and internal controls.

/s/Daniel  H.  Leever
Chairman  of  the  Board  and  Chief  Executive  Officer


INDEPENDENT  AUDITORS'  REPORT
KPMG  LLP  (Logo)
Certified  Public  Accountants               One  Financial  Plaza
                         Hartford,  CT  06103-4103
The  Board  of  Directors  and  Shareholders
MacDermid,  Incorporated

     We have audited the accompanying consolidated balance sheets of MacDermid, Incorporated and subsidiaries as of December 31, 2001 and March 31, 2001, and the related consolidated statements of earnings, comprehensive income, cash flows and changes in shareholders' equity for the nine months ended December 31, 2001 and each of the years in the two-year period ended March 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of MacDermid, Incorporated and subsidiaries as of December 31, 2001 and March 31, 2001, and the results of their operations and their cash flows for the nine months ended December 31, 2001 and for each of the years in the two-year period ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.
     As discussed in Notes to Consolidated Financial Statements Note 1, effective April 1, 2001, the Corporation: 1) changed its method of accounting for employee stock options by adopting the fair value expense recognition provisions of Statement of Financial Accounting Standards ("SFAS") 123, Accounting for Stock-Based Compensation, 2) changed its method of accounting for derivatives to conform to the provisions of SFAS133, Accounting for Derivative Instruments and Hedging Activities, and 3) changed its method of accounting for goodwill and other intangibles to conform to the provisions of SFAS141, Business Combinations and SFAS142, Goodwill and Other Intangible Assets.

/s/KPMG  LLP

February  4,  2002



FIVE  YEAR  SELECTED  FINANCIAL  DATA
(In  thousands,  except  per  share  amounts)


                                               Nine Months
                                                  Ended
                                               December 31,          Twelve  Months  Ended  March 31,
                                                       2001       2001      2000      1999        1998
OPERATING RESULTS
--------------------------------------------  --------------  --------  --------  --------  ----------
Net Sales                                     $     533,860   $794,776  $758,080  $612,801  $  528,567
Income (loss) Before Extraordinary Charge     $     (28,912)  $ 34,804  $ 49,120  $ 55,626  $   31,389
Net Earnings (loss)                           $     (28,912)  $ 34,804  $ 45,358  $ 55,626  $   29,758
Diluted Earnings (loss) Per Common Share (1)  $       (0.91)  $   1.07  $   1.40  $   1.72  $     0.92

FINANCIAL POSITION AT YEAR END
--------------------------------------------  --------------  --------  --------  --------  ----------
Total Assets                                  $     790,885   $884,825  $790,492  $737,289  $  498,195
Long-term Debt (includes Short-term Portion)  $     399,402   $461,136  $406,697  $406,381  $  263,567

SHARE DATA
--------------------------------------------  --------------  --------  --------  --------  ----------
Cash Dividends Per Common Share (1)           $        0.06   $   0.08  $   0.08  $   0.08  $     0.07

(1)  Per  share  data  has  been  restated  to  reflect the effect of an 3 for-1 stock split effective
February  6,  1998.

SELECTED  QUARTERLY  FINANCIAL  DATA
(UNAUDITED)
(In  thousands,  except  share  and  per  share  amounts)

SELECTED  QUARTERLY  RESULTS


                                                     Transition  Year  2001  by  Quarters
                              ---------------------------------------------------------------------------
                                          June               September    December    March      Total
                              -----------------------------  ----------  ----------  --------  ----------
Net Sales                     $                     185,094  $  171,663  $ 177,103   n/a       $ 533,860
Gross Profit                  $                      78,059  $   71,272  $  73,808   n/a       $ 223,139
Net Earnings (loss)           $                       7,899  $    4,170  $ (40,981)  n/a       $ (28,912)
Diluted earnings per common
 share                        $                        0.24  $     0.13  $   (1.28)  n/a       $   (0.91)

                                                       Fiscal  Year  2001  by  Quarters
                              ---------------------------------------------------------------------------
                              June                           September   December    March     Total
                              -----------------------------  ----------  ----------  --------  ----------
Net Sales
Gross Profit                  $                     187,063  $  198,720  $ 197,200   $211,793  $ 794,776
Net Earnings                  $                      91,657  $   89,742  $  86,250   $ 86,901  $ 354,550
Diluted earnings per common
 share                        $                      13,784  $    9,376  $   7,032   $  4,612  $  34,804
                              $                        0.43  $     0.29  $    0.21   $   0.14  $    1.07


MARKET  RANGE  TRADING  RECORD


                                 Transition  Year  2001           Fiscal    2001
                                 ---------------------------  -----------------------
QUARTER                          High                 Low     High             Low
                                 -----------          ------  -------          ------
June                             $     18.85          $16.00  $ 27.50          $18.75
September                        $     18.00          $12.40  $ 29.12          $19.25
December                         $     17.60          $11.49  $ 22.38          $16.25
March                            n/a                  n/a     $ 21.56          $15.70

Closing price December 31, 2001
 and March 31, 2001                           $16.95                   $18.08


DIVIDEND  RECORD


           Transition  Year  2001                Fiscal    2001
           ------------------------------  ----------------------------
           Record      Payable  Amount     Record    Payable  Amount
           Date        Date     Declared   Date      Date     Declared
           ----------  -------  ---------  --------  -------  ---------
QUARTER
June          6/15/01   7/3/01  $    0.02   6/15/00   7/3/00  $    0.02
September     9/15/01  10/2/01  $    0.02   9/15/00  10/2/00  $    0.02
December     12/15/01   1/8/02  $    0.02  12/15/00  1/10/01  $    0.02
March           n/a      n/a         n/a    3/15/01   4/2/01  $    0.02




CORPORATE  INFORMATION
DIRECTORS:
Daniel  H.  Leever,  Chairman  of  the  Board  and  Chief  Executive  Officer
Donald  G.  Ogilvie,  Executive  Vice  President,American  Bankers  Association
Joseph M. Silvestri, Vice President of Citicorp Venture Capital Ltd. James C. Smith, Chairman of the Board and Chief Executive
Officer,  Webster  Financial  Corporation
T.  Quinn  Spitzer,  Jr.,  Partner  of  McHugh  Consulting
Robert  Ecklin,  Executive  Vice  President  of  Corning


CORPORATE  HEADQUARTERS:
MacDermid,  Incorporated
245  Freight  Street
Waterbury,  Connecticut  06702
(203)  575-5700


AUDITORS:
KPMG  LLP
Certified  Public  Accountants
One  Financial  Plaza
Hartford,  CT  06103-4103


SEC  FORM  10-K:
The Annual Report and the SEC Form 10-K report are available at the Corporation's website (www.macdermid.com) and also without charge by written request to:
Corporate  Secretary
MacDermid,  Incorporated
245  Freight  Street
Waterbury,  CT  06702


REGISTRAR  OF  STOCK  AND  TRANSFER  AGENT:
The  Bank  of  New  York,  Website  -  stock.bankofny.com
Send  Email  to:  Shareowner  -  svcd@bankofny.com


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


MARKET  &  DIVIDEND  INFORMATION:
The common shares of MacDermid, Incorporated are traded on the New York Stock Exchange (Symbol: MRD). Price and shares traded are listed in principal daily newspapers and are supplied by NYSE. Approximate number of Registered Holders as of March 1, 2002 - 800. CUSIP-554273 102.


ANNUAL  MEETING:
The  Annual  Meeting  of  Shareholders will be held on Wednesday, May 1, 2002 at
2:00  p.m.,  at  the  Mattatuck  Museum,  144  West  Main Street, Waterbury, CT.