Form 10-K, Exhibit 13
period 2002-12-31
MACDERMID INC
filed 2003-03-25
CIK 61138

EXHIBIT 13
                 MACDERMID'S 2002 ANNUAL REPORT TO STOCKHOLDERS

KEY  OPERATING  METRICS
(In  thousands,  except  per  share  amounts)


                                                            (unaudited) (1)
                                            Twelve         Twelve
                                            Months Ended   Months Ended      Twelve    Months      Ended
                                            December 31,   December 31,                March 31,
                                                     2002             2001       2001        2000      1999
OPERATING RESULTS
------------------------------------------  -------------  ----------------  --------  ----------  --------
Net sales. . . . . . . . . . . . . . . . .  $     687,561  $       745,653   $794,776  $  758,080  $612,801
Gross profit . . . . . . . . . . . . . . .  $     282,767  $       289,825   $335,566  $  343,386  $286,429
Net earnings (excluding impairment,
restructuring and merger charges) (2). . .  $      33,401  $        27,056   $ 42,980  $   50,210  $ 55,626
Diluted earnings per common share
(excluding impairment, restructuring, and
merger charges) (2). . . . . . . . . . . .  $        1.03  $          0.84   $   1.33  $     1.55  $   1.72
Net earnings (loss). . . . . . . . . . . .  $       9,349  $       (24,300)  $ 34,804  $   45,358  $ 55,626
Diluted earnings (loss) per common share .  $        0.29  $         (0.77)  $   1.07  $     1.40  $   1.72

FINANCIAL POSITION AT YEAR END
------------------------------------------  -------------  ----------------  --------  ----------  --------
Working capital. . . . . . . . . . . . . .  $     139,510  $       140,270   $125,689  $  133,318  $117,643
Current ratio. . . . . . . . . . . . . . .            1.9              1.8        1.5         1.7       1.6
Total assets . . . . . . . . . . . . . . .  $     707,893  $       790,885   $884,825  $  790,492  $737,289
Total debt . . . . . . . . . . . . . . . .  $     323,167  $       412,363   $472,884  $  411,258  $410,081
Common shareholders' equity. . . . . . . .  $     217,738  $       203,431   $230,669  $  213,254  $163,350
Total debt as a percent of total
capitalization . . . . . . . . . . . . . .           60.0             67.0       67.2        65.9      71.5

OTHER DATA
------------------------------------------  -------------  ----------------  --------  ----------  --------
Return on sales (%) (excluding
impairment, restructuring and merger
charges) (2) . . . . . . . . . . . . . . .            4.9              3.6        5.4         6.6       9.1
Return on average common equity (%)
(excluding impairment, restructuring and
merger charges) (2). . . . . . . . . . . .           15.9             12.5       19.4        26.7      41.3
Cash provided by operations. . . . . . . .  $     126,193  $       102,970   $ 59,070  $   59,834  $ 80,456
Capital expenditures (net) . . . . . . . .          4,387           14,214     15,653      23,398    19,935
                                            -------------  ----------------  --------  ----------  --------
Owner earnings (3) . . . . . . . . . . . .  $     121,806  $        88,756   $ 43,417  $   36,436  $ 60,521
                                            =============  ================  ========  ==========  ========


(1)  Includes  the  fourth  quarter  from  the  fiscal  year ended March 31, 2001 for the operating results unaudited  column.
(2) Net earnings excluding impairment, restructuring and merger charges, net of related tax effects ("NEE")
is  not  intended  to  represent  net  earnings as defined by generally accepted accounting principles.  It should  not  be used as an alternative to net earnings as an indicator of operating performance and may not be comparable to similarly titled measures used by other entities.  Management believes NEE is a meaningful measure  of  the  Corporation's  underlying  results  of operations.  Return on sales and return on average common  equity  incorporates  NEE  as  the  basis  for  these  calculations.
(3)  Represents  cash  flow  from  operations,  less  net capital spending.  Management believes that Owner
Earnings  portrays  a  meaningful  measure  of  the  impact of free cash flow, which is an important factor towards  the  growth of intrinsic shareholder value over time.  Owner Earnings is not intended to represent cash flow from operations as defined by generally accepted accounting principles.  It should not be used as an  alternative  to  net  income  as an indicator of operating performance or to cash flows as a measure of liquidity  and  may  not  be  comparable  to  similarly  titled  measures  used  by  other  entities.




MESSAGE  TO  SHAREHOLDERS


Dear  Shareholders,
What a difference a year makes! Last year we commented about surviving the "100 year flood". We ended 2002 with zero balance on our senior bank revolver and $32 million in cash in the bank. Granted, we still have $301 million in bonds due in 2011 and a small amount of joint venture debt, but in two years we went from $475 million in senior debt to essentially zero. The biggest contributor to 2002's lower debt balance was $121.8 million in Owner Earnings (OE) generated during the year. After the end of the year, our Board of Directors approved a million share repurchase authorization. Yes, a year makes a big difference.

THE RAW NUMBERS. 2002 revenues were $687.6 million compared to $745.7 million in the comparable prior period. Earnings before charges were $36.1 million or $1.12 per share compared to $27.2 million or $.84 on the same basis in the prior year. After charges, earnings were $9.3 million compared to a loss of $24.3 million in the prior year. Owner Earnings of $121.8 were up 37% from last year's record.

One look at the revenues will tell you the external environment continued to be difficult. The worldwide printed circuit market was depressed all year and there has been no sign of recovery. Industrial production in Europe and North America
- where 75% of our revenues are derived was anemic all year. The printing and publishing industry experienced another poor year. Like most companies that serve the industrial economy, the reality is that we tend to follow the external environment, at least generally. This is especially true now because we spent the last two years focusing on surviving, not growing. OK, not surviving in the literal sense, but insuring that we would come out the other end of the 100 year flood with our options intact. I would like to be able to say we were successful generating cash, lowering costs, AND focusing on growing, but alas we were not. I was unable to take my eye off the "ensure we survive" ball long enough to give attention to anything else. And like it or not, this organization tends to focus on what I do.

I believe our focus over the last two years was appropriate. We practiced the adage, "In order to have a brilliant future, first you have to be sure you have a future". Clearly some of our competitors fared much worse. Several of them had to take dramatic measures including bankruptcy - and serious shareholder dilution that verged on bankruptcy - to "survive". The bottom line is I believe 2002 is yet another testament to the strength of MacDermid's culture and business model. We generated $121.8 million in cash in the midst of one of the toughest market environments I have ever seen.

A COMMENT ON WEIGHING VS. VOTING: Many of our shareholders know we are long time followers of what I call "Buffett Principles", taken from the business philosophies of Warren Buffett. An important Buffett principle is, "In the short term the stock market is a voting machine and in the long term it is a weighing machine". This means that at any given point in time the market may overreact in it's valuation of a particular stock, either too high or too low. In the case of the late 90's bubble it overreacted towards the whole market. Just because the market says the dot com is worth so much "per hit", it doesn't mean it is so - long term. A business model that generates no cash over time is valueless. Further this principle holds that over time, financial performance and market value tend to converge. This principle is what drives our cash flow discipline. Frankly I wouldn't take great comfort if I thought I had to depend on Wall Street to "vote" on our relative success. Our cash flow in effect allows us to take matters into our own hands. Here's an overly simple example. Say we generate $60 million in free cash flow per year for the next ten years. At the end of ten years we would have $600 million in cash in the bank. Today our market cap is a little over $600 million. Do you think all else being equal, our market value would still be $600 million, or equal to only the cash in the bank? Not likely. Regardless of how depressed Mr. Market felt at the time, one would assume the more objective 'weighing' would have to take over at some point. Maybe a better way to look at it is as follows. Assume Mr. Market was depressed for the whole 10 years, our stock price never moved, and we simply took the cash and bought back our stock each year. In ten years there would be one share left that generated $60 million in free cash! I think Mr. Market, no matter how depressed he was, would offer more than $20 for $60 million in cash flow! So, we believe that it is a mathematical certainty that if we perform we will be rewarded over time. The end result is called intrinsic value, defined as the total amount of cash that can be taken out of a business over its life, valued in today's dollars. The above example is admittedly superficial and overly simplistic. However, we have run detailed and sophisticated models and firmly believe our future is very bright, even using very conservative assumptions. There is simply no peer company of any size large or small that comes anywhere close to our cash flow performance. If you want proof, I recommend you spend the money to come to our meeting for interested shareholders and investors in Omaha, Nebraska on May 2. At this meeting we will go through the detailed models and attempt to compare relative valuations over time between our model and a traditional model.

CASH FLOW. What drives cash flow? As we have such a strong orientation towards intrinsic value which is driven by cash flow, I believe it is worthwhile to spend a little more time on the subject. The most important driver of cash flow is earnings. It would be very difficult to generate exceptional cash flow over time without earnings. However, earnings don't guarantee cash flow. Another very important driver of cash flow is capital expenditures, that is, the cash spent for large items like land, buildings, equipment etc. From an accounting standpoint, you spend the money up-front for the asset, and then amortize or expense it over its useful life. So whereas you might have "earnings" of $10 million in a given year, if you spend $10 million in capital expenditures you actually generate no cash at all. The last large driver of cash flow is working capital or the funds needed to support revenue. The way most businesses sell to other businesses is on credit. In this case, you sell and ship a product, recognize a profit, but until the invoice is actually paid you generate no cash. Additionally when you sell more, you usually need to have more inventory to support the higher sales. For MacDermid historically we needed 30 cents or more in working capital for every dollar in increased sales. Over the last two years we have brought that number down to more like 25 cents. But nevertheless, unless you earn incremental after tax profits of 25 or 30 cents for every incremental dollar in sales growth (very unlikely), you will have to invest in working capital in excess of the increased profits. This year it worked in reverse. Our sales went down and therefore we had to invest less in working capital. That is why the $121.8 million in free cash flow cannot be used in an intrinsic value calculation. It is simply not sustainable. If we analyze our cash flow this year we find that out of the $121.8 million in Owner Earnings $53 million came from less working capital. Of the $53 million, $17 million was simply a result of lower sales. An additional $38 million came from reducing our investment in inventory and receivables even more than the decline in revenues. Last year we set an objective of improving our working capital management and these are gratifying results. We believe there is still room for improvement, but not at as fast a rate. In 2002 we spent $4.4 million net, in capital expenditures. That is frugal! For next year our OE will greatly depend on the external environment. If revenues improve we will have to invest modestly more in working capital than the additional profits generated. We will certainly spend more in 2003 in capital expenditures, more on the order of $10 to $12 million. If we have to invest to support revenue growth, Owner Earnings could very well be dramatically lower than 2002. All else being equal between 2002 and 2003 (including revenues), simple math indicates OE will be reduced by most of the $53 million in lower working capital, and the higher capital expenditures of say $8 million. So best case our OE next year might come in around $60 million. If revenues and earnings go up, which we sure hope, OE will be even less short term. "Isn't lower OE a bad thing", you ask? Not necessarily. If OE is temporarily reduced to fund growth in working capital that leads to more free cash flow in the future, that can be a good investment. The key is that the future higher cash flow must be sufficient to offset the lower future value of a dollar compared to the current value that is being invested.

USE OF CASH. As mentioned above the Board of Directors approved a million share repurchase authorization. I view share repurchases as a very attractive alternative to other investments, in many cases. In 1994 we bought back 25% of our shares outstanding for $30 million. Whereas I view the current situation as similarly attractive, we are in a very different situation from a capital structure standpoint. We have a stated target for debt not to exceed 2.5 times cash flow. We ended the year about on target. That means we have choices about future cash flow as we generate it. Given the low capital investment required in our business, we could consider increasing dividends, buying back stock, or making cash acquisitions. At this time dividends are less attractive because they are taxed twice, once at the corporate level and again when you receive them. In addition, dividends are not voluntary, i.e. when we issue dividends, all shareholders must accept them. In a stock repurchase scheme, you have the option of selling a few shares and maintaining your proportional ownership, or not selling and increasing your stake in the future. It is important to understand that an authorization does not necessarily mean we will actually acquire the shares. A million shares may seem small, but over time, if we repeat the process, it can add up. There are some restrictions to acquiring our own shares in our bond covenants as well. The longer the external environment remains difficult, the better the chances of us being presented with a very attractive acquisition candidate. It makes sense to keep some dry powder.

GUTS TO FAIL. In 2002 we took non-cash charges of $39.2 million. That is on top of $69 million in 2001. Is this an admission of failure? The answer is absolutely yes. In the late 90's we embarked on a purposeful strategic remake. We believed we had little choice if we were to better ensure our survival from a generational standpoint. There is a more detailed discussion of this in the mid year shareholders message reprinted at the back of this report. MacDermid has long had a basic philosophical belief in calculated risk taking called "guts to fail". Basically this holds that one must take risks to gain advantage. We judge ourselves not by our mistakes, but by the end result, in balance. Here's how I look at it. I became CEO in 1990. That year we earned $5.3 million. Owner Earnings were $5.5 million. Shares outstanding were about the same as now adjusted for 9:1 splits since then. In 1998 earnings were $30.5 million and Owner Earnings were $27.6 million. 2002 earnings (not counting the charge) were $36.1 million and Owner Earnings were $121.8 million. By far the most important question you should ask is, what would earnings have been if we had not embarked on the strategic remake? I suggest they would have been back to 1990 levels, perhaps worse. The fact that earnings and cash flow are higher than when we started the remake in 1998 is in my humble view an unqualified success. This is especially true given that we are earning at "trough market levels".

THE QUESTION OF THE YEAR. Is MacDermid a one trick pony? In other words we have proven that we can generate cash like no one else, but can we grow? On the front cover of this report is our corporate strategy in graphic form. We call it the "bookend strategy". The strategy holds that we will preferentially invest in the bookends of R&D on the front end, and technical service on the back end. This is what is most important to our customers. All other costs in between the bookends will be controlled very tightly. It may sound simple, but execution is incredibly difficult, especially for large companies which represent most of our competitors. In fact, this is a long term strategy. It depicts how we have always made strategic decisions. "Yes", you ask, "but what about your admission earlier that you obsessed with keeping your eye on the 'survival' ball"? It's true, we didn't pay as much attention to pushing the bookends as we might have. We did however insure we maintained the bookends.
                                                        ----------
The vast majority of our cost reductions over the last two years were between the bookends. We ended this two year period of "surviving" with our bookends very much intact. We believe we are the only competitor who can say that. To emphasize the bookends is a relatively easy switch in prioritization for us. Our R&D as a percent of sales is the highest it has ever been. We have decided to maintain that percentage as revenues recover. We are making modest organizational shifts emphasizing product line management as opposed to having a sole focus on geographic P&L management. The Clan MacDermid is very responsive. Just consider how they responded to the cost and cash flow orientation. I believe the Clan will also respond with vigor to our new innovation and market share gain orientation. One thing is very clear to me. Our competitors in many cases are weak. They cut costs indiscriminately, in some cases significantly reducing the field infrastructure. It should be easy pickings. However, I remain cautioned as market share gain in this business has always been very difficult. Customers are very conservative.

SEE YOU IN OMAHA. As mentioned above we will hold a meeting for interested shareholders and investors in Omaha, Nebraska on May 2, two days after our normal annual shareholders meeting in Waterbury, Connecticut. In addition we will hold a four day leadership meeting in Omaha at the same time. One hundred of our top managers from around the world purchased a $2,000+ share of Berkshire Hathaway this year in order to attend the meeting. We will attend the Berkshire meeting en masse and then spend a couple of additional days discussing value creation. As much as I respect Mr. Buffett and believe in the "Berkshire Principles", the reason we feel so compatible is due to the MacDermid heritage, most of which was established by my father Harold Leever 50 years ago. If these principles seem familiar, it's because they are the foundation of MacDermid.

SHAREHOLDER PRINCIPLES. I urge everyone to study the MacDermid Shareholder Principles printed on page one of this report. We take these principles seriously. This year we adopted additional partnership oriented policies to further reinforce our Philosophy. Examples include;
     - Share retention. The Board of Directors decided to require that 75% of the net shares acquired by option or other share plans, after the cost of exercise and payment of taxes, be retained permanently while an executive is an active employee. This applies to Directors as well who are compensated entirely by restricted shares or options.
     - Policy of not repricing options. This should go without saying, but just to be clear we have adopted a policy not to reprice options without shareholder approval.
     - Formal establishment of a Lead Director. The Board appointed Quinn Spitzer as Lead Director charged with chairing meetings of the Board when I am not in attendance, which occurs during a portion of each meeting of our Board. He also meets one on one with other directors as well as with members of senior management to insure an unfiltered flow of information.
     - Stock Options. We attempt to treat stock options as if we were partners in a business. Option holders do not gain unless you do. We may have the only option plan in existence that is both indexed and performance based. The options have no value unless we perform better than the Standard and Poors Specialty Chemical Index. Additionally the number of options goes up or down depending on our achievement of preset financial objectives. You should be cheering for us!

CONSERVATIVE APPROACH TO ACCOUNTING. MacDermid has long believed in being appropriately conservative in our reporting and accounting. The company has no off balance sheet entities. We have no debt that isn't shown on our books. Our pension accounting is ahead of the pack. You will note that we changed our assumptions for 2002 for return and discount that based on a recent study put us in the most conservative 10% of all companies. We incurred $1 million in higher pension expense in 2002 as a result. The vast majority of companies are changing assumptions for 2003. We took the more conservative approach and reacted early.

THE CLAN MACDERMID. Clan is the Scottish word for family. We are a classic Scottish family, dedicated, scrappy, and committed to the cause. I'd hate to be a competitor of MacDermid. We just keep on coming at you. We have the unusual ability to rally around the tartan. You as a shareholder are lucky to be partnered with such a fine group of men and women. I am lucky to be their leader. We have come through a trying period. Our strategy going forward is simple, the execution of it is not. I promise you maximum effort from a dedicated Clan MacDermid. Wish us luck. Dan


/s/  Daniel  H.  Leever
Daniel  H.  Leever
Chairman  of  the  Board  and  Chief  Executive  Officer

MANAGEMENT'S  DISCUSSION  &  ANALYSIS  OF  FINANCIAL  CONDITION
&  RESULTS  OF  OPERATIONS
(In  thousands,  except  share  and  per  share  amounts)

CONSOLIDATED  STATEMENTS  OF  EARNINGS

                                                                               (unaudited)                     (unaudited)
                                                                              Twelve Months    Nine Months     Nine Months
                                                               Year Ended         Ended           Ended           Ended
                                                              December 31,    December 31,     December 31,    December 31,
                                                             --------------  ---------------  --------------  --------------
                                                                  2002            2001             2001            2000
                                                             --------------  ---------------  --------------  --------------
Net sales . . . . . . . . . . . . . . . . . . . . . . . . .  $     687,561   $      745,653   $     533,860   $     582,995
Cost of sales . . . . . . . . . . . . . . . . . . . . . . .        404,794          455,828         326,211         329,593
                                                             --------------  ---------------  --------------  --------------
   Gross profit . . . . . . . . . . . . . . . . . . . . . .        282,767          289,825         207,649         253,402

Operating expenses:
   Selling, technical and administrative. . . . . . . . . .        189,414          198,923         144,119         156,281
   Amortization . . . . . . . . . . . . . . . . . . . . . .          6,226           10,952           6,084          15,774
   Impairment charges                                               35,371           56,602          51,802             ---
   Restructuring costs                                                 ---           22,338          21,264           5,589
   Merger related costs                                                ---              ---             ---           1,473
                                                             --------------  ---------------  --------------  --------------
                                                                   231,011          288,815         223,269         179,117
                                                             --------------  ---------------  --------------  --------------
      Operating profit (loss) . . . . . . . . . . . . . . .         51,756            1,010         (15,620)         74,285
Other income (expense):
   Interest income. . . . . . . . . . . . . . . . . . . . .            608            1,395             802           1,414
   Interest expense . . . . . . . . . . . . . . . . . . . .        (35,833)         (37,952)        (28,291)        (25,587)
   Miscellaneous income                                                690              ---             ---             ---
   Miscellaneous expense. . . . . . . . . . . . . . . . . .         (3,297)          (1,599)         (1,203)         (2,339)
                                                             --------------  ---------------  --------------  --------------
                                                                   (37,832)         (38,156)        (28,692)        (26,512)
                                                             --------------  ---------------  --------------  --------------
Earnings (loss) before income taxes and minority interests.         13,924          (37,146)        (44,312)         47,773
Income tax (expense) benefit. . . . . . . . . . . . . . . .         (4,455)          12,956          15,510         (17,581)
Minority interests                                                    (120)            (110)           (110)            ---
                                                             --------------  ---------------  --------------  --------------
   Net earnings (loss). . . . . . . . . . . . . . . . . . .  $       9,349   $      (24,300)  $     (28,912)  $      30,192
                                                             ==============  ===============  ==============  ==============

Earnings (loss) per share:
   Basic. . . . . . . . . . . . . . . . . . . . . . . . . .  $        0.29   $        (0.77)  $       (0.91)  $        0.97
                                                             ==============  ===============  ==============  ==============
   Diluted. . . . . . . . . . . . . . . . . . . . . . . . .  $        0.29   $        (0.77)  $       (0.91)  $        0.93
                                                             ==============  ===============  ==============  ==============
Weighted average number of common
  shares outstanding:
     Basic. . . . . . . . . . . . . . . . . . . . . . . . .     32,220,066       31,719,065      31,911,570      31,132,118
                                                             ==============  ===============  ==============  ==============
     Diluted. . . . . . . . . . . . . . . . . . . . . . . .     32,475,155       32,386,989      32,381,519      32,402,219
                                                             ==============  ===============  ==============  ==============

CONSOLIDATED  OVERVIEW
IN 2002, MACDERMID, INCORPORATED (THE CORPORATION), COMPLETED ITS FIRST FULL FISCAL YEAR ENDING DECEMBER 31ST. AFTER RESHAPING ITS BUSINESS SEGMENTS OVER THE PAST THREE YEARS THROUGH A SERIES OF MERGER AND ACQUISITIONS AND RESTRUCTURINGS, THE CORPORATION EXPERIENCED A SETTLING YEAR IN 2002 WITH NO ACQUISITION, DIVESTITURE OR MAJOR RESTRUCTURING OCCURRING. THE FOCUS OF ALL BUSINESS SEGMENTS, IN EVERY GEOGRAPHIC REGION, WAS A CONCENTRATION TOWARDS GENERATING MAXIMUM CASH FLOWS. AS A RESULT, THE CORPORATION COMPLETELY PAID DOWN BORROWINGS UNDER ITS REVOLVING CREDIT FACILITY. CASH FLOWS FROM OPERATIONS OF $126,193 WERE AN ALL-TIME HIGH. RESULTS FOR 2002 INCLUDED IMPAIRMENT CHARGES OF $35,371, RESULTING PRIMARILY FROM GOODWILL WRITTEN OFF IN THE ELECTRONICS MANUFACTURING SEGMENT, UNDER STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 142 "GOODWILL AND OTHER INTANGIBLE ASSETS" (SFAS142). ECONOMIC FORECASTS REMAIN
SKEPTICAL AND SO THE CORPORATION CONTINUES TO FOCUS ON WORKING CAPITAL MANAGEMENT AND PRODUCT DEVELOPMENT THAT WILL YIELD INCREASED SALES FROM THE DEVELOPMENT OF NEW PRODUCTS AND GENERATE STRONG CASH FLOWS. IN 2001, THE
CORPORATION CHANGED ITS FISCAL YEAR END FROM MARCH 31, TO DECEMBER 31. ACCORDINGLY, THE TRANSITION PERIOD ENDED DECEMBER 31, 2001, CONSISTED OF ONLY NINE MONTHS.
     NET SALES FOR FISCAL 2002 WERE $687,561, WHICH WAS $58,092, OR 8% LESS THAN NET SALES OF $745,653 FOR THE SAME PERIOD IN 2001. PROPRIETARY SALES, WHICH DECREASED $36,271 OR 6%, WERE ROUGHLY 82% OF NET SALES FOR BOTH FISCAL 2002 AND THE SAME PERIOD IN 2001. THERE WAS AN APPROXIMATE 2% POSITIVE EFFECT ON
TRANSLATED SALES RESULTING FROM FOREIGN CURRENCIES, PRIMARILY THE EURO, STRENGTHENING AGAINST THE US DOLLAR DURING THE YEAR. AS A RESULT, PROPRIETARY SALES FOR FISCAL 2002, ON A COMPARABLE BASIS EXCLUDING THE EFFECT OF FOREIGN CURRENCY, WERE 8% LESS THAN THE SAME PERIOD IN 2001.
     COST OF SALES WAS $404,794 FOR FISCAL 2002 AS COMPARED TO $455,828 FOR THE SAME PERIOD IN 2001. THIS RESULTED IN A GROSS PROFIT PERCENTAGE OF 41.1% FOR FISCAL 2002 AS COMPARED TO 38.9% FOR THE SAME PERIOD IN 2001. THE GROSS PROFIT IMPROVEMENT IS THE RESULT OF PLANT CLOSINGS AND COST REDUCTION EFFORTS ASSOCIATED WITH PREVIOUS RESTRUCTURING ACTIVITIES. SELLING, TECHNICAL AND ADMINISTRATIVE ("ST&A") EXPENSES IN FISCAL 2002 WERE $189,414 AS COMPARED TO $198,923 IN THE SAME PERIOD IN 2001. THIS INCLUDES EMPLOYEE STOCK OPTION EXPENSE OF $3,145 FOR FISCAL 2002 AND $619 FOR THE SAME PERIOD IN 2001 INCLUDED IN ST&A, AS A RESULT OF APPLYING THE FAIR VALUE EXPENSE METHOD OF ACCOUNTING UNDER STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123, ACCOUNTING FOR STOCK BASED COMPENSATION (SFAS123). AMORTIZATION EXPENSE WAS $6,226 IN FISCAL 2002 AS COMPARED TO $10,952 IN THE SAME PERIOD IN 2001, AS A RESULT OF THE APPLICATION OF SFAS142 AND STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF (SFAS121). AFTER GIVING EFFECT TO IMPAIRMENT CHARGES OF $35,371 IN FISCAL 2002 AND IMPAIRMENT AND RESTRUCTURING CHARGES OF $78,940 IN THE SAME PERIOD IN 2001, OPERATING PROFIT WAS $51,756 FOR FISCAL 2002 AS COMPARED TO $1,010 FOR THE SAME PERIOD IN 2001. EXCLUDING THE IMPAIRMENT AND RESTRUCTURING CHARGES, OPERATING PROFIT FOR FISCAL 2002 WOULD HAVE BEEN $87,127 AS COMPARED TO $79,950 IN THE SAME PERIOD IN 2001.
     AS A RESULT OF THE ABOVE DISCUSSION, FISCAL 2002 DILUTED EARNINGS PER SHARE OF $0.29 COMPARES TO A DILUTED LOSS PER SHARE OF $0.77 FOR THE SAME PERIOD IN 2001. FOREIGN CURRENCY TRANSLATION RESULTED IN HIGHER REPORTED EARNINGS OF $0.01 PER SHARE FOR FISCAL 2002. THE CORPORATION ACHIEVED AN EARNINGS IMPROVEMENT DESPITE WEAK SALES VOLUMES IN THE ELECTRONICS AND COMMERCIAL PRINTING AND PUBLICATION MARKETS, DUE TO A FULL YEAR OF COST SAVINGS FROM PREVIOUS YEARS RESTRUCTURINGS, LOWER AMORTIZATION OF INTANGIBLES AND AN IMPROVED EFFECTIVE TAX RATE IN FISCAL 2002.
ACQUISITIONS
There were no acquisitions during fiscal 2002 or transition year 2001. During fiscal 2001, the Corporation acquired a 60% interest in Eurocir S.A., a printed circuit board manufacturer based in Spain. The fiscal year ended March 31, 2001 consolidated operating results include the operations of Eurocir S.A. since January 1, 2001. This acquisition was financed through bank borrowings under the Corporation's revolving credit facility. The total purchase price of approximately $31,000 was accounted for as a purchase transaction and included inventory, fixed assets and goodwill of approximately $27,000. Minority interest amounts are included in the financial statements at December 31, 2002 and 2001. There is no minority interest separately identified in the financial statements at March 31, 2001 because the final determination of purchase allocations had not been completed as of the balance sheet date and the amounts were not considered material to the financial statement presentation. The purchase and sale agreement includes a put and call arrangement for the remaining 40% interest which expires after the fifth anniversary of the closing date. The purchase price for the remaining 40% is based on a multiple of earnings from operations before interest, taxes on earnings, depreciation and amortization ("EBITDA") during the period ending on the fifth anniversary of the closing date. During 2002, printed circuit board markets increasingly deteriorated in Europe and North America. Due to this situation, discounted cash flows for Eurocir S.A. were assessed pursuant to the provisions of SFAS142, which resulted in the goodwill associated with this business determined to be impaired. The Corporation charged $27,389 against earnings in the fourth quarter of 2002 to write-off this balance.
     On June 13, 2000, the Corporation acquired the assets, subject to certain liabilities, of the digital graphics business unit of VirtualFund.com, Inc.
(Colorspan) and the results of Colorspan are included in the consolidated operating results since that date. The acquisition was financed through bank borrowings under the Corporation's revolving credit facility. The total purchase price of approximately $47,000 was accounted for as a purchase transaction and included inventory, fixed assets, goodwill of approximately $25,000 and other intangible assets of approximately $17,000. During transition year 2001, digital printing equipment sales increasingly fell short of forecast due to factors such as delayed product introduction. This resulted in future budgeted cash flows being reduced. As a result, the recoverability of Colorspan goodwill and other intangible assets were assessed, pursuant to the provisions of SFAS121 and SFAS142, and written-off with $40,675 charged to earnings during the last quarterly period of transition year 2001.
RESTRUCTURING
In the last quarter of transition year 2001, the Corporation announced the closure of certain of its Printing Solutions (formerly Graphic Arts) and Advanced Surface Finishing manufacturing facilities. The activities of the affected locations have been relocated to other facilities in order to run those operations more cost effectively. In connection with these actions, restructuring charges of $1,859 for severance related costs and $7,807 for facility closing costs, disposal services and asset write-offs were recorded during the transition year ended December 31, 2001. Total cash payments of $3,023 and other charges of $6,643 have been made since inception. In addition, an $11,598 charge, consisting of a cash charge of $709 for severance related costs and other charges of $10,889 for asset write-offs was taken for the closure of the production activities at Dynacircuits. At December 31, 2002, this restructuring action has been completed and no provisions remain in the consolidated balance sheet.
     During the second quarter of fiscal year ended March 31, 2001 a restructuring program was begun in an effort to reposition operations in both Printing Solutions and Advance Surface Finishing. The Corporation took action to reduce its cost structure on operations that had increased significantly from acquisitions over the previous two years. In connection with these actions, restructuring charges of $6,133 for severance and $530 for lease cancellation and asset write-offs were recorded during fiscal year ended March 31, 2001. Total cash payments of $5,904 and other charges of $759 have been made since inception. At December 31, 2002, this restructuring action has been completed and no provisions remain in the consolidated balance sheet.
TWELVE MONTHS ENDED DECEMBER 31, 2002 VS. TWELVE MONTHS ENDED DECEMBER 31, 2001 SALES, COSTS AND EXPENSES:
     Printing  Solutions:
     Net sales of $282,896 decreased 5% in fiscal 2002 for Printing Solutions due to weaker market conditions worldwide in printing and publication markets. Proprietary products represent approximately 99% of the net sales for the Printing Solutions segment. Net proprietary sales of $279,660 decreased 5% from net proprietary sales of $293,105 for the same period 2001. Foreign currency translation had the effect of increasing sales approximately 1%.
     Costs as a percentage of sales decreased slightly in fiscal 2002 from the same period in 2001. As a result, gross profit percentage was 41.7% in fiscal 2002 as compared to 40.1% for the same period in 2001. This was primarily a result of a full year of cost savings from a plant closing during transition year 2001.
     ST&A expenses were $69,215 for fiscal 2002 as compared to $75,288 for the same period in 2001. ST&A as a percentage of sales, 24.5% for fiscal 2002 compares to 25.4% for the same period in 2001. This decrease was largely a result of management's focus on savings from selling and office support synergies. Research and development expenses of $10,491 in fiscal 2002 compares to $12,873 for the same period in 2001. Total amortization expense was $600 for fiscal 2002 and $1,898 for the same period in 2001. The decrease is due to the discontinuation of goodwill amortization. The twelve month period in 2001 includes impairment and restructuring costs of $32,188. The resulting operating profit (after amortization and impairment and restructuring costs) was $48,244 for fiscal 2002 and $9,587 for the same period in 2001.
     Advanced  Surface  Finishing:
     Net sales of $324,180 decreased 10% in fiscal 2002 for Advanced Surface Finishing. Proprietary products represent approximately 88% of the net sales for the Advanced Surface Finishing segment. Net proprietary sales of $284,628 decreased 7% from net proprietary sales of $307,454 for the same period in 2001. Sales were soft to the electronics markets as customer volumes have decreased. Foreign currency translation had the effect of increasing sales approximately 2%.
     Costs as a percentage of sales decreased slightly in fiscal 2002 from the same period in 2001. As a result, gross profit percentage was 48.3% in fiscal 2002 compared to 46.6% for the same period in 2001. The most significant factors were a product mix that continues to shift towards newer technologies and a full year of cost savings from a plant closing during transition year 2001.
     ST&A expenses were $113,926 for fiscal 2002 as compared to $115,403 for the same period in 2001. ST&A as a percentage of sales, 35.1% for fiscal 2002 compares to 32.1% for the same period in 2001. This increase was principally due to certain sales support costs that are fixed in nature and higher insurance costs. Research and development expenses of $8,613 in fiscal 2002 compares to $8,242 for the same period in 2001. Total amortization expense was $5,599 for fiscal 2002 and $8,657 for the same period in 2001. The decrease is due to the discontinuation of goodwill amortization. Fiscal 2002 includes impairment costs of $982 and the same period in 2001 includes impairment and restructuring costs of $31,209. The resulting operating profit (after amortization and impairment and restructuring costs) was $35,913 for fiscal 2002 and $12,221 for the same period in 2001.
     Electronics  Manufacturing:
     Printed circuit board sales of $80,485 in fiscal 2002 decreased 10% from $89,904 for the same period in 2001. Foreign currency translation had the effect of increasing sales approximately 5% for fiscal 2002. Net sales continue to reflect a slowdown in technology spending and weaker consumer confidence.
     Costs as a percentage of sales decreased in fiscal 2002 from the same period in 2001. As a result, gross profit percentage increased to 10.3% in fiscal 2002 from 3.8% for the same period in 2001. This improvement is due to the closure of the Dynacircuits facility during transition year 2001.
     ST&A expenses were $6,274 for fiscal 2002 as compared to $8,232 for the same period in 2001. ST&A as a percentage of sales, 7.8% for fiscal 2002 compares to 9.2% for the same period in 2001. Total amortization expense was $27 for fiscal 2002 and $396 for the same period in 2001. The decrease is due to the discontinuation of goodwill amortization. Fiscal 2002 includes impairment costs of $34,389 and the same period in 2001 includes impairment and restructuring costs of $15,543. The resulting operating losses (after amortization and impairment and restructuring costs) were $32,401 for fiscal 2002 and $20,798 for the same period in 2001.
INCOME TAXES: The overall effective income tax rate decreased to 32% in fiscal 2002 from 35% for the same period in 2001. The reduction in the income tax rate is primarily attributable to a change in the earnings mix from higher to lower tax jurisdictions and the implementation of domestic tax minimization strategies.
NET EARNINGS: The Corporation reduced its bank debt by over $80,000 during fiscal 2002, resulting in net interest expense of $35,225 for fiscal 2002 as compared to $36,557 for the same period in 2001. A diluted earnings per share of $0.29 for fiscal 2002, compares to a diluted loss per share of $0.77 for the same period in 2001. Foreign currency translation resulted in increased reported earnings of $0.01 per share for fiscal 2002.
NINE MONTHS ENDED DECEMBER 31, 2001 VS. NINE MONTHS ENDED DECEMBER 31, 2000 SALES, COSTS AND EXPENSES:
     Printing  Solutions:
     Net sales of $219,595 decreased 6% in transition year 2001 for Printing Solutions. Proprietary products represent approximately 99% of the Printing Solutions segment. Net proprietary sales of $216,748 decreased 7% from net proprietary sales of $232,570 for the same period in 2000. Foreign currency translation had the effect of reducing sales approximately 1%. The Colorspan acquisition added $6,599 proprietary sales. Net proprietary sales would have decreased 9% from the previous year, without the effects related to this acquisition and foreign currency exchange. The decrease was due to weak demand for printing plates used with advertising as well as declining printer and hardware sales.
     Costs as a percentage of sales increased somewhat in transition year 2001 over the same period in 2000. This was due to increased costs for printer and hardware products and higher overhead costs. As a result, gross profit percentage was 40.0% in transition year 2001 as compared to 41.4% for the same period in 2000.
     ST&A expenses were $56,969 for transition year 2001 as compared to $62,423 for the same period in 2000. This 9% decrease was largely a result of savings from restructuring for management and office support redundancies. ST&A as a percentage of sales was 26.0% as compared to 26.6% for the same period in the previous year. Research and development expenses of $8,738 decreased 6% from the same period in the previous year. Total amortization expense was $507 for transition year 2001 as compared to $6,683 for the same period in 2000. The decrease is due to the discontinuation of goodwill amortization. The resulting operating profit of $30,169 (after amortization) for transition year 2001 increased 8% over the same period in 2000.
     Advanced  Surface  Finishing:
     Net sales of $250,963 decreased 26% in transition year 2001 for Advanced Surface Finishing. Proprietary sales represent approximately 89% of total sales for transition year 2001. Net proprietary sales of $218,297 decreased 22% from net proprietary sales of $280,161 for the same period in 2000. Foreign currency translation had the effect of reducing sales approximately $7,216, or 2%. Divestitures accounted for $7,645 proprietary sales. Net proprietary sales would have decreased approximately 20% from the same period in the previous year, without the effects related to the divestitures and foreign currency exchange. The decrease was primarily due to weak demand in worldwide markets for electronics chemistry.
     Costs as a percentage of sales decreased slightly for transition year 2001. Most significantly due to a product mix shift towards newer technologies and a more efficient pricing structure for certain other products. As a result, gross profit percentage was 47.0% in transition year 2001 as compared to 46.5% for the same period in 2000.
     ST&A expenses were $81,054 for transition year 2001 as compared to $93,056 for the same period in 2000. This 13% decrease was principally due to lower selling expenses associated with reduced sales activity. ST&A as a percentage of sales was 32.3%, as compared to 27.4% for the same period in the previous year, because the elimination of these costs lagged behind the decrease in sales. Research and development expenses of $6,185 decreased 19% from the same period in the previous year. Total amortization expense was $5,550 for transition year 2001 as compared to $9,091 for the same period in 2000. The decrease is principally due to the discontinuation of goodwill amortization. As a result, operating profit of $30,273 (after amortization) for transition year 2001 decreased 47% from the same period in 2000.
     Electronics  Manufacturing:
     The Electronics Manufacturing segment was newly formed by the acquisitions of the remaining interest in the Dynacircuits joint venture, in July 2000 and a 60% majority interest in Eurocir S.A., in January 2001. The Dynacircuits operations ceased, effective September 30, 2001. The circuit board sales of the Electronics Manufacturing segment are non-proprietary and gross profit is significantly less than the specialty chemical business.
     Net sales were $63,302 for transition year 2001 as compared to $8,532 for the same period in 2000. The increase is due to nine months of sales in transition year 2001 with none in the comparable period, for Eurocir S.A.
     Costs as a percentage of sales were in line with operating expectations for Eurocir, while continuing in excess of normal operating levels for Dynacircuits, for transition year 2001. Therefore, gross profit percentage was 4.9% for transition year 2001. Costs were in excess of sales for the same period last year due to start-up costs at Dynacircuits. ST&A expenses were $6,096 for transition year 2001 as compared to $802 for the same period in 2000, a result of the Eurocir S.A. acquisition in transition year 2001. Operating losses totaled $2,995 (after amortization) for transition year 2001 as compared to $4,143 for the same period in 2000.
INCOME TAXES: The overall effective income tax rate decreased to 35% in transition year 2001 from 36.8% in the same period in 2000. The rate decrease was a result of a combination of non-deductible goodwill charges in the prior year, an increase in the deferred tax asset valuation reserve and the change in earnings mix from higher to lower taxed jurisdictions.
NET EARNINGS: Transition year 2001 resulted in a diluted loss per share of $0.91. This compares to a diluted earnings per share of $0.93 for the same period in the previous year. Foreign currency translation resulted in lower reported earnings of $0.02 per share for transition year 2001. Overall, transition year 2001 net sales were 8% lower than the comparable period in 2000. However, proprietary sales were down 17% and this was somewhat offset with printed circuit board sales, which carry a much lower gross margin. Expenses, excluding charges for restructuring, impairment and merger related costs in each of the years, were reduced 5% and amortization expense was 61% lower, as a result of the elimination of goodwill amortization. Interest expense increased 11% over the same period in the previous year due to higher interest rates as a result of a bond offering completed on June 20, 2001, partially offset by a reduction in debt balances of $63,000. As a result, diluted earnings per share, excluding charges for restructuring, impairment and merger related costs in each of the years, was $0.57 for transition year 2001 as compared to $1.07 for the same period in 2000.
CRITICAL  ACCOUNTING  POLICIES
In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management must undertake decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and also assumptions upon which accounting estimates are based. Management applies judgement based on its understanding and analysis of the relevant circumstances to reach these decisions. By their nature, these judgments are subject to an inherent degree of uncertainty, accordingly actual results could differ significantly from the estimates applied.
     The  Corporation's  critical  accounting  policies  include  the following:
     Revenue Recognition: The Corporation recognizes revenue, including freight charged to customers, when products are shipped and the customer takes ownership and assumes the risk of loss, collection of the relevant receivable is probable, persuasive evidence that an arrangement exists and the sales price is fixed or determinable. The Corporation's shipping terms are customarily "FOB shipping point" and do not include right of inspection or acceptance provisions. Equipment sales arrangements may include right of inspection or acceptance provisions in which case revenue is deferred until these provisions have been satisfied.
     Account Receivable: The Corporation performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's credit worthiness. The Corporation continually monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues that it has identified. While such credit losses have historically been within management's expectations and the provisions for bad debts established, there is no guarantee that the Corporation will continue to experience the same credit loss rates as in the past.
     Inventories: The Corporation values inventory at lower of average cost or replacement market. Management regularly reviews obsolescence to determine that inventories are appropriately reserved. In making any determination, historical write-offs, customer demand, alternative product uses, usage rates and quantities of stock on hand are considered. Inventory in excess of the Corporation's estimated usage requirements is written down to its estimated net realizable value.
     Goodwill and other long-lived assets: The Corporation records property, plant and equipment at cost. Depreciation and amortization of property, plant and equipment are provided over the estimated useful lives of the respective assets, on the straight-line basis. The Corporation categorizes and depreciates its assets over periods ranging from 3-5 years for computers, software, furniture, fixtures and autos, 5-20 years for machinery and equipment, and 5-30 years for building and building improvements. Leasehold improvements are amortized over the lesser of the useful life of the asset or the life of the lease. Expenditures for maintenance and repairs are charged directly to expense; renewals and betterments, which significantly extend the useful lives are capitalized. Costs and accumulated depreciation and amortization on assets retired or disposed of are removed from the accounts and any resulting gains or losses are credited or charged to earnings. Patents and various other intangible assets are amortized on a straight-line basis over their estimated useful lives as determined by an appropriate valuation. The present periods of amortization are 15 years for patents and range between 5 and 30 years for other separately identified intangible assets. The Corporation assesses the carrying value of goodwill and other long-lived assets in accordance with SFAS142 and SFAS144. In many instances, projected future cash flows are used in these assessments. Estimation factors, including but not limited to, the timing of new product introductions, market conditions and competitive environment could affect previous projections.
     Environmental Matters: The nature of the Corporation's operations and products exposes it to the risk of liabilities or claims with respect to environmental cleanup or other matters, including those in connection with the disposal of hazardous materials. As such, the Corporation is subject to extensive U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing: discharges of pollutants into the air and water; the management and disposal of hazardous substances and wastes; and the cleanup of contaminated properties. The Corporation has incurred, and will continue to incur, significant costs and capital expenditures in complying with these laws and regulations. The Corporation could incur significant additional costs, including cleanup costs, fines and sanctions and third-party claims, as a result of violations of or liabilities under environmental laws. In order to ensure compliance with applicable environmental, health and safety laws and regulations, the Corporation maintains a disciplined environmental and occupational safety and health compliance program, which includes conducting regular internal and external audits at its plants to identify and categorize potential environmental exposure. It is the Corporation's policy to review these environmental issues in light of historical experience and to reserve for those that both a liability has become probable and the cost is reasonably estimable, in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies".
     Employee Benefit Plans: The Corporation sponsors a defined benefit plan and a retirement medical benefit plan for its domestic employees providing retirement benefits based upon years of service and compensation levels. The Corporation also sponsored a defined benefit plan for its United Kingdom based employees employed at its Canning subsidiary that was frozen as of April 6, 1997, when the plan was converted from a defined benefit plan to a defined contribution plan. The projected benefit obligations and pension expenses from both of these plans is dependent upon various factors such as the discount rate, actual return on plan assets and the funding of the plan. Management can neither predict the future interest rate environment, which directly impacts the selection of future discount rates, nor predict future asset returns that the pension plan will experience. Changes in these assumptions will effect current year and future year pension expense and the projected benefit obligation. The effect of changing the plan discount rate assumption to 6.75% in 2002, from 7.25% in transition year 2001, increased the projected benefit obligation by approximately $3,500 and is expected to increase pension expense in 2003 by approximately $700. Management estimates that a 50 basis point drop in the discount rate for the valuation at December 31, 2003, will increase the plan's projected benefit obligation by approximately $4,500 and increase the plan's pension expense by approximately $1,000. However, these increases could be offset by other factors such as favorable asset experience or additional cash contributions to the plan.
NEW  ACCOUNTING  STANDARDS  AND  ACCOUNTING  CHANGES
In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS143) which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS143 requires recognition of asset retirement obligations as a liability rather than a contra-asset. Adoption of SFAS143, effective January 1, 2003, will not have a material effect on the Corporation's financial statements.
     Effective January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS144) which excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with SFAS142. SFAS144 requires long-lived assets to be disposed of by sale to be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. Prior to the adoption of SFAS144, the impairment of long-lived assets was assessed under the provisions of SFAS121. SFAS144 retained the requirements of SFAS121 to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and to measure an impairment loss as the difference between the carrying amount and fair value of the asset. The adoption of SFAS144 did not have any impact on the carrying amount of the Corporation's long-lived assets.
     In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS145). SFAS145, among other things, rescinds SFAS No. 4, which required all gains and losses from the extinguishment of debt to be classified as an extraordinary item and amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Adoption of SFAS145, effective January 1, 2003, will not have a material effect on the Corporation's financial statements.
     In July 2002 the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities
(SFAS146) which requires companies to recognize costs associated with exit or disposal activities when a liability is incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of SFAS146 are effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of SFAS146, effective January 1, 2003, will not have a material effect on the Corporation's financial statements.
     In January 2003, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-based Compensation - Transition and Disclosure (SFAS148) which amends SFAS123 to provide alternative methods of transition for enterprises that elect to change to the SFAS123 fair value method of accounting for stock-based employee compensation. Since the Corporation adopted the fair value method of accounting for stock-based employee compensation for the reporting year ended December 31, 2001, the alternative methods of transition to that method provided by SFAS148 will have no effect on the its financial statements. SFAS148 also amends the disclosure requirements of SFAS123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The required disclosures have been provided in these financial statements, and the disclosures to be provided in interim financial reports will be provided for interim periods beginning in 2003.
     In November 2002, the FASB issued Interpretation No. 45 (FIN45) Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect
Guarantees of Indebtedness of Others, which requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN45 requires disclosures about the guarantees that an entity has issued, including product warranty liabilities. The Corporation does not maintain any warranty expense or related liabilities for its core specialty chemicals business. Warranties for certain ancillary business are not material. The Corporation adopted FIN45 at December 31, 2002 and it did not have a material effect on its consolidated financial statements.
     In January 2003, the FASB issued FIN No. 46 (FIN46) Consolidation of Variable Interest Entities and Interpretation of Accounting Research Bulletin No. 51. FIN46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN46 is effective for all new variable interest entities created or acquired after January 31, 2003. The Corporation does not expect that the adoption of FIN46 will have a significant effect on its consolidated financial statements.

LIQUIDITY  AND  CAPITAL  RESOURCES
The principal sources and uses of cash in the fiscal year ended December 31, 2002, the nine-month period ended December 31, 2001 and the fiscal year ended
March  31,  2001  were  as  follows:



                                                Nine Months
                                 Year Ended     Ended           Year Ended
                                 December 31,   December 31,    March 31,
                                          2002           2001          2001
                                 -------------  --------------  ------------
Cash provided by:
Operations. . . . . . . . . . .  $     126,193  $      83,565   $    59,070
Proceeds from disposition of
fixed assets and businesses . .          2,890          2,431        16,749
Exercise of stock options                  360            ---           ---
Net increase in borrowings                 ---            ---        32,962
                                 -------------  --------------  ------------
                                 $     129,443  $      85,996   $   108,781
Cash used for:
Capital expenditures. . . . . .          7,277          6,934        22,437
Business acquisitions                      ---            ---        88,630
Purchase of treasury shares . .            822            635           196
Dividend payments . . . . . . .          2,581          1,929         2,493
Deferred financing fees                    ---          8,837           ---
Net decrease in borrowings             104,021         62,577           ---
                                 -------------  --------------  ------------
                                 $     114,701  $      80,912   $   113,756
Effect of exchange rates. . . .  $         210          ($563)      ($2,595)
                                 -------------  --------------  ------------
Net increase (decrease) in cash  $      14,952  $       4,521       ($7,570)
                                 =============  ==============  ============

     Cash flows from operations are used to fund dividend payments to shareholders ($0.08 per common share for fiscal 2002), working capital requirements of the Corporation, capital expenditures and repayment of debt.
The Corporation has paid cash dividends continuously since 1948. During the year ended December 31, 2002, cash flows provided by operations of $126,193 were 51% greater than $83,565 cash flows provided by operations for nine months ended December 31, 2001. Cash flows from operations consisted of net income of $9,349 plus non-cash charges of $27,185 for depreciation and amortization, impairment charges of $35,371, stock options compensation of $3,145, bad debt provision of $5,292 and other changes in working capital of $45,851. Significant cash flows were generated in fiscal 2002 due to reduced working capital, as a result of proactive working capital measures during a period of sales decline. The high level of cash flows generated by these measures may not repeat should working capital requirements increase as a result of increased sales from economic recoveries worldwide. From time-to-time MacDermid utilizes additional outside sources to fund overall needs, including major capital projects for new and upgraded research and technical, manufacturing and administrative facilities and for business acquisitions. In certain years, the Corporation has embarked on programs that have required significant amounts of funds in excess of those available from cash flows from operations. The Corporation continues to generate significant cash flows in excess of working capital requirements. As a result, the Corporation managed a net repayment of debt amounting to $104,021 in fiscal 2002 and $62,577 in transition year 2001.
     New opportunities for business acquisitions, which become available from time to time, are evaluated individually as they arise based upon MacDermid's criteria for technological improvement and innovation, potential for earnings growth and compatibility with the existing distribution channels. Management intends to pursue those opportunities that have a strong potential to enhance shareholder value. There were no acquisitions in 2002 or transition year 2001. In January 2001, the Corporation acquired a 60% interest in Eurocir S.A., an electronics printed circuit board manufacturer for approximately $31,000 as part of its plan to further the application of its ViaTek process for the production of double-sided circuit boards.
     Capital spending is managed on a worldwide basis for new and upgraded technical equipment and facilities. Capital spending during the year ended December 31, 2002 was $7,277 (less $2,890 dispositions is $4,387 net) compared to $6,934 (less $2,431 dispositions is $4,503 net) for the nine months ended December 31, 2001. For 2003, planned new capital projects total approximately $13,000.
     The Board of Directors has, from time to time, authorized the purchase of issued and outstanding shares of the Corporation's common stock. Pursuant to these authorizations, MacDermid acquired 39,799 shares during fiscal 2002 and 32,044 shares during transition year 2001 in privately negotiated purchases. Treasury shares may be used for transfer or sale to employee benefit plans, business acquisitions or for other corporate purposes. At December 31, 2002, the outstanding authorization to purchase up to 102,483 shares would cost approximately $2,342 if exercised at the NYSE closing price on that date. Subsequently, the Board of Directors authorized an additional 1,000,000 shares, on February 25, 2003.
     The Corporation's financial position remains strong and, other than the satisfaction of debt obligations, there are no long-range commitments, which would have a significant impact upon results of operations, financial condition or liquidity. The Corporation had domestic and foreign short-term uncommitted credit lines with banks approximating $54,000 ($5,124 outstanding at December 31, 2002) in addition to a $175,000 committed revolving credit facility (no borrowings outstanding at December 31, 2002). Management believes that additional borrowing could be obtained if needed.

     Contractual cash commitments for the fiscal years subsequent to December 31, 2002 are summarized in the following table:




Obligation . . . . . . . . . . . .  Next Year    2-4 Years   5 Years or More  Total
----------------------------------  ----------  ----------  ----------------  --------


Long-term debt . . . . . . . . . .  $    5,000  $    7,949  $        302,158  $315,107
Capital leases . . . . . . . . . .       1,230       1,291               415     2,936
Operating leases . . . . . . . . .       8,973      10,228             5,179    24,380
                                    ----------  ----------  ----------------  --------
Total contractual cash commitments  $   15,203  $   19,468  $        307,752  $342,423

ENVIRONMENTAL  AND  LEGAL  MATTERS
Environmental  Issues:
The nature of the Corporation's operations, as manufacturers and distributors of specialty chemicals and systems, and products, including raw materials, expose it to the risk of liabilities or claims with respect to environmental cleanup or other matters, including those in connection with the disposal of hazardous materials. As such, the Corporation is subject to extensive U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing: discharges of pollutants into the air and water; the management and disposal of hazardous substances and wastes; and the cleanup of contaminated properties. The Corporation has incurred, and will continue to incur, significant costs and capital expenditures in complying with these laws and regulations. The Corporation could incur significant additional costs, including cleanup costs, fines and sanctions and third-party claims, as a result of violations of or liabilities under environmental laws. In order to ensure compliance with applicable environmental, health and safety laws and regulations, the Corporation maintains a disciplined environmental and occupational safety and health compliance program, which includes conducting regular internal and external audits at its plants to identify and categorize potential environmental exposure.
     The Corporation has been named as a potentially responsible party ("PRP") at three Superfund sites. There are many other PRPs involved at each of these sites. The Corporation has recorded its best estimate of liabilities in connection with site clean-up based upon the extent of its involvement, the number of PRPs and estimates of the total costs of the site clean-up that reflect the results of environmental investigations and remediation estimates produced by remediation contractors. While the ultimate costs of such liabilities are difficult to predict, the Corporation does not expect that its costs associated with these sites will be material.
     In addition, some of the Corporation's facilities have an extended history of chemical processes or other industrial activities. Contaminants have been detected at some of these sites, with respect to which the Corporation is conducting environmental investigations and/or cleanup activities. These sites include certain sites acquired in the December 1998 acquisition of W. Canning plc, such as the Kearny, New Jersey and Waukegan, Illinois sites. The Corporation has established an environmental remediation reserve, predominantly attributable to those Canning sites that it believes will require environmental remediation. With respect to those sites, it also believes that its Canning subsidiary is entitled under the acquisition agreement to withhold a deferred purchase price payment of approximately $2,000. The Corporation estimates the range of cleanup costs at its Canning sites between $2,000 and $5,000. Investigations into the extent of contamination, however, are ongoing with respect to some of these sites. To the extent the Corporation's liabilities exceed $2,000, it may be entitled to additional indemnification payments. Such recovery may be uncertain, however, and would likely involve significant litigation expense. The Corporation does not anticipate that it will be materially affected by environmental remediation costs, or any related claims, at any contaminated sites, including the Canning sites. It is difficult, however, to predict the final costs and timing of costs of site remediation. Ultimate costs may vary from current estimates and reserves, and the discovery of additional contaminants at these or other sites or the imposition of additional cleanup obligations, or third-party claims relating thereto, could result in significant additional costs.
Legal  Proceedings:
On June 25, 2002, the U.S. Environmental Protection Agency brought an administrative complaint against the Adams, Massachusetts manufacturing facility owned by MacDermid Printing Solutions, LLC, alleging that the facility violated certain regulations and permit requirements regarding air emissions and related record keeping matters. The allegations arise primarily out of conduct that allegedly occurred prior to the Corporation's acquisition of the facility through its December 1999 acquisition of Polyfibron Technologies, Inc. The Corporation has entered into a settlement with the EPA regarding these allegations. The settlement required a payment of $230 and resolved the issues alleged.
     On January 30, 1997, the Corporation was served with a subpoena from a federal grand jury in Connecticut requesting certain documents relating to an accidental spill from its Huntingdon Avenue, Waterbury, Connecticut facility that occurred in November of 1994, together with other information relating to operations and compliance at the Huntingdon Avenue facility. The Corporation was subsequently informed that it was a subject of the grand jury's investigation in connection with alleged criminal violations of the federal Clean Water Act pertaining to its wastewater handling practices. In addition, two of the Corporation's former employees, who worked at the Huntington Avenue facility, pled guilty in early 2001 to misdemeanor violations under the Clean Water Act in connection with the above matter. These individuals were sentenced to fines of $25 and $10 and 2 years probation, as well as community service.
     In a separate matter, on July 26, 1999, the Corporation was named in a civil lawsuit commenced in the Superior Court of the State of Connecticut brought by the Connecticut Department of Environmental Protection alleging various compliance violations at its Huntingdon Avenue and Freight Street locations between the years 1992 through 1998 relating to wastewater discharges and the management of waste materials. The complaint alleges violations of its permits issued under the Federal Clean Water Act and the Resource Conservation and Recovery Act, as well as procedural, notification and other requirements of Connecticut's environmental regulations over the foregoing period of time.
     The Corporation voluntarily resolved both of these matters on November 28, 2001. As a result, MacDermid, Incorporated is required to pay fines and penalties totaling $2,500, without interest, over six quarterly installments. As of December 31, 2002, the Corporation has paid $2,042 and will pay the remaining amount of $458 during the quarter ending March 31, 2003. In addition, the Corporation is required to pay $1,550 to various local charitable and environmental organizations and causes. As of December 31, 2002, the Corporation has paid $1,420 and a final payment for these donations of $130 will be paid on April 30, 2003. The Corporation has been placed on probation for two years and will perform certain environmental audits, as well as other environmentally related actions. The Corporation had recorded liabilities during the negotiation period and therefore its results of operations and financial position were not affected by these arrangements.
     Various other legal proceedings are pending against the Corporation. The Corporation considers all such proceedings to be ordinary litigation incident to the nature of its business. Certain claims are covered by liability insurance. The Corporation believes that the resolution of these claims to the extent not covered by insurance will not, individually or in the aggregate, have a material adverse effect on its financial position or results of operations. FORWARD LOOKING STATEMENTS
This report and other Corporation reports include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that is based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. The statements contained in this report that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties.
     The words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions, have been used to identify forward-looking statements. These forward-looking statements are made based on management's expectations and beliefs concerning future events affecting the Corporation and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond its control, that could cause actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from the forward-looking statements: acquisitions and dispositions, environmental liabilities, changes in general economic, business and industry conditions, changes in current advertising, promotional and pricing levels, changes in political and social conditions and local regulations, foreign currency fluctuations, inflation, significant litigation; changes in sales mix, competition, disruptions of established supply channels, degree of acceptance of new products, difficulty of forecasting sales at various times in various markets, the availability, terms and deployment of capital, and the other factors discussed elsewhere in this report.
     All forward-looking statements should be considered in light of these factors. The Corporation undertakes no obligation to update forward-looking statements or risk factors to reflect new information, future events or otherwise.


CONSOLIDATED  STATEMENTS  OF  EARNINGS
(In  thousands,  except  share  and  per  share  amounts)


                                                             Year Ended      Nine Months Ended    Year Ended
                                                             December 31,    December 31,         March 31,
                                                             --------------  -------------------  ------------
                                                                      2002                 2001          2001
                                                             --------------  -------------------  ------------

Net sales . . . . . . . . . . . . . . . . . . . . . . . . .  $     687,561   $          533,860   $   794,776
Cost of sales . . . . . . . . . . . . . . . . . . . . . . .        404,794              326,211       459,210
                                                             --------------  -------------------  ------------
   Gross profit . . . . . . . . . . . . . . . . . . . . . .        282,767              207,649       335,566

Operating expenses:
   Selling, technical and administrative. . . . . . . . . .        189,414              144,119       211,073
   Amortization . . . . . . . . . . . . . . . . . . . . . .          6,226                6,084        20,641
   Impairment charges . . . . . . . . . . . . . . . . . . .         35,371               51,802         4,800
   Restructuring costs                                                 ---               21,264         6,663
   Merger related costs                                                ---                  ---         1,473
                                                             --------------  -------------------  ------------
                                                                   231,011              223,269       244,650
                                                             --------------  -------------------  ------------
      Operating profit (loss) . . . . . . . . . . . . . . .         51,756              (15,620)       90,916
Other income (expense):
   Interest income. . . . . . . . . . . . . . . . . . . . .            608                  802         2,007
   Interest expense . . . . . . . . . . . . . . . . . . . .        (35,833)             (28,291)      (35,251)
   Miscellaneous income                                                690                  ---           ---
   Miscellaneous expense. . . . . . . . . . . . . . . . . .         (3,297)              (1,203)       (2,735)
                                                             --------------  -------------------  ------------
                                                                   (37,832)             (28,692)      (35,979)
                                                             --------------  -------------------  ------------
Earnings (loss) before income taxes and minority interests.         13,924              (44,312)       54,937
Income tax (expense) benefit. . . . . . . . . . . . . . . .         (4,455)              15,510       (20,133)
Minority interests                                                    (120)                (110)          ---
                                                             --------------  -------------------  ------------
   Net earnings (loss). . . . . . . . . . . . . . . . . . .  $       9,349   $          (28,912)  $    34,804
                                                             ==============  ===================  ============

Earnings (loss) per share:
   Basic. . . . . . . . . . . . . . . . . . . . . . . . . .  $        0.29   $            (0.91)  $      1.12
                                                             ==============  ===================  ============
   Diluted. . . . . . . . . . . . . . . . . . . . . . . . .  $        0.29   $            (0.91)  $      1.07
                                                             ==============  ===================  ============
Weighted average number of common
  shares outstanding:
     Basic. . . . . . . . . . . . . . . . . . . . . . . . .     32,220,066           31,911,570    31,153,006
                                                             ==============  ===================  ============
     Diluted. . . . . . . . . . . . . . . . . . . . . . . .     32,475,155           32,381,519    32,400,385
                                                             ==============  ===================  ============

See  accompanying  notes  to  consolidated  financial  statements.



CONSOLIDATED  STATEMENTS  OF  COMPREHENSIVE  INCOME
(In  thousands)


                                           Year Ended      Nine Months Ended    Year Ended
                                           December 31,    December 31,         March 31,
                                           --------------  -------------------  ------------
                                                    2002                 2001          2001
                                           --------------  -------------------  ------------

Net earnings (loss) . . . . . . . . . . .  $       9,349   $          (28,912)  $    34,804
Other comprehensive income:
   Foreign currency translation . . . . .         10,977               (3,690)       (7,597)
   Minimum pension liability (net of tax)         (7,460)               6,716        (9,670)
   Hedging activities (net of tax)                   276                 (276)          ---
                                           --------------  -------------------  ------------
Comprehensive income (loss) . . . . . . .  $      13,142   $          (26,162)  $    17,537
                                           ==============  ===================  ============

See  accompanying  notes  to  consolidated  financial  statements.


CONSOLIDATED  BALANCE  SHEETS
(In  thousands,  except  share  and  per  share  amounts)

ASSETS


                                                     December     31,
                                                  ---------  --------
                                                       2002      2001
                                                  ---------  --------

Current assets:
Cash and equivalents . . . . . . . . . . . . . .  $  32,019  $ 17,067
Accounts receivable, less allowance for doubtful
   receivables of $12,743 and $14,642. . . . . .    142,806   164,230
Inventories. . . . . . . . . . . . . . . . . . .     85,738   111,034
Prepaid expenses . . . . . . . . . . . . . . . .      5,457     8,068
Deferred income taxes. . . . . . . . . . . . . .     22,598    13,831
                                                  ---------  --------
              Total current assets . . . . . . .    288,618   314,230
                                                  ---------  --------
Net property, plant and equipment. . . . . . . .    132,581   152,482
Goodwill . . . . . . . . . . . . . . . . . . . .    194,200   222,571
Patents, trademarks and other intangibles. . . .     31,825    37,425
Deferred income taxes. . . . . . . . . . . . . .     32,186    32,109
Other assets, net. . . . . . . . . . . . . . . .     28,483    32,068
                                                  ---------  --------
                                                  $ 707,893  $790,885
                                                  =========  ========

See  accompanying  notes  to  consolidated  financial  statements.


LIABILITIES  &  SHAREHOLDERS  '  EQUITY


                                                   December      31,
                                                ----------  ---------
                                                     2002       2001
                                                ----------  ---------

Current liabilities:
Notes payable. . . . . . . . . . . . . . . . .  $   5,124   $ 12,961
Current installments of long-term obligations.      6,230      5,614
Accounts payable . . . . . . . . . . . . . . .     63,819     61,388
Dividends payable. . . . . . . . . . . . . . .        646        643
Accrued compensation . . . . . . . . . . . . .     11,560     10,068
Accrued interest . . . . . . . . . . . . . . .     13,043     14,507
Accrued expenses, other. . . . . . . . . . . .     44,959     58,311
Income taxes . . . . . . . . . . . . . . . . .      3,727     10,468
                                                ----------  ---------
              Total current liabilities. . . .    149,108    173,960
                                                ----------  ---------
Long-term obligations. . . . . . . . . . . . .    311,813    393,788
Retirement benefits, less current
   portion . . . . . . . . . . . . . . . . . .     19,688     12,308
Other long-term liabilities. . . . . . . . . .      1,138        281
Deferred income taxes. . . . . . . . . . . . .      5,535      4,364
                                                ----------  ---------
              Total liabilities. . . . . . . .    487,282    584,701
                                                ----------  ---------

Minority Interest. . . . . . . . . . . . . . .      2,873      2,753

Contingencies

Shareholders' equity:
Common stock. Authorized 75,000,000
shares;
   issued 46,639,757 shares in 2002 and
46,409,757 shares in 2001 at a stated value of
   $1.00 per share . . . . . . . . . . . . . .     46,640     46,410
Additional paid-in capital . . . . . . . . . .     21,261     16,923
Retained earnings. . . . . . . . . . . . . . .    225,387    218,619
Accumulated other comprehensive income:
   Foreign currency translation. . . . . . . .     (5,372)   (16,349)
   Additional minimum pension liability. . . .    (10,414)    (2,954)
   Hedging activities                                 ---       (276)
Less cost of common shares held in
 treasury, 14,349,453 and 14,309,654 in 2002
 and 2001, respectively. . . . . . . . . . . .    (59,764)   (58,942)
                                                ----------  ---------
              Total shareholders' equity . . .    217,738    203,431
                                                ----------  ---------
                                                $ 707,893   $790,885
                                                ==========  =========

See  accompanying  notes  to  consolidated  financial  statements.


CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
(In  thousands)


                                              Year Ended      Nine Months Ended    Year Ended
                                              December 31,    December 31,         March 31,
                                              --------------  -------------------  ------------
                                                       2002                 2001          2001
                                              --------------  -------------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss). . . . . . . . . . . .  $       9,349   $          (28,912)  $    34,804
  Adjustments to reconcile net earnings
(loss) to
   net cash provided by operating
activities:
     Depreciation of fixed assets. . . . . .         20,959               17,990        22,193
     Amortization. . . . . . . . . . . . . .          6,226                6,084        20,641
     Provision for bad debts . . . . . . . .          5,292                5,986         3,859
     Deferred income taxes . . . . . . . . .         (4,994)             (27,950)       (5,479)
     Stock compensation. . . . . . . . . . .          4,028                  664            28
     Minority interests                                 120                  110           ---
     Impairment charges. . . . . . . . . . .         35,371               51,802         4,800


  Changes in assets and liabilities net of
   effects from acquisitions and
dispositions:
     Decrease (increase) in receivables. . .         27,684               24,618        (8,742)
     Decrease (increase) in inventories. . .         31,071               30,336       (16,131)
     Decrease (increase) in prepaid
expenses . . . . . . . . . . . . . . . . . .          2,884               (1,709)          435
     Increase (decrease) in accounts
payable. . . . . . . . . . . . . . . . . . .         (3,651)             (20,099)          108
     Increase (decrease) in accrued
expense. . . . . . . . . . . . . . . . . . .         (3,455)              14,269        (5,092)
     Increase (decrease) in income tax
       Liabilities . . . . . . . . . . . . .         (9,509)                (102)        5,818
     Other . . . . . . . . . . . . . . . . .          4,818               10,478         1,828
                                              --------------  -------------------  ------------
           Net cash flows provided by
            Operating activities . . . . . .        126,193               83,565        59,070
                                              --------------  -------------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures . . . . . . . . . . .         (7,277)              (6,934)      (22,437)
  Proceeds from disposition of fixed
assets . . . . . . . . . . . . . . . . . . .          2,890                2,431         6,784
  Acquisitions of businesses                            ---                  ---       (88,630)
  Dispositions of businesses                            ---                  ---         9,965
           Net cash flows used in investing
                                              --------------  -------------------  ------------
            activities . . . . . . . . . . .         (4,387)              (4,503)      (94,318)
                                              --------------  -------------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net repayments of short-term
borrowings . . . . . . . . . . . . . . . . .        (18,356)              (2,822)      (14,749)
  Proceeds from long-term borrowings . . . .         82,611              388,346       105,344
  Repayments of long-term borrowings . . . .       (168,276)            (448,101)      (57,633)
  Bond financing fees                                   ---               (8,837)          ---
  Exercise of stock options                             360                  ---           ---
  Acquisition of treasury stock. . . . . . .           (822)                (635)         (196)
  Dividends paid . . . . . . . . . . . . . .         (2,581)              (1,929)       (2,493)
                                              --------------  -------------------  ------------
           Net cash flows provided by (used
in)
            Financing activities . . . . . .       (107,064)             (73,978)       30,273
EFFECT OF EXCHANGE RATE CHANGES ON
CASH
  AND EQUIVALENTS. . . . . . . . . . . . . .            210                 (563)       (2,595)
                                              --------------  -------------------  ------------
NET INCREASE (DECREASE) IN CASH AND
CASH
  EQUIVALENTS. . . . . . . . . . . . . . . .         14,952                4,521        (7,570)
CASH AND CASH EQUIVALENTS AT
BEGINNING OF
  YEAR . . . . . . . . . . . . . . . . . . .         17,067               12,546        20,116
                                              --------------  -------------------  ------------
CASH AND CASH EQUIVALENTS AT END OF
YEAR . . . . . . . . . . . . . . . . . . . .  $      32,019   $           17,067   $    12,546
                                              ==============  ===================  ============

CASH PAID FOR INTEREST . . . . . . . . . . .  $      38,663   $           14,339   $    33,593
                                              ==============  ===================  ============
CASH PAID FOR INCOME TAXES . . . . . . . . .  $       9,829   $           14,102   $    20,592
                                              ==============  ===================  ============

See  accompanying  notes  to  consolidated  financial  statements.


CONSOLIDATED  STATEMENTS  OF  CHANGES  IN  SHAREHOLDERS'  EQUITY

(In  thousands)


                                                                ACCUMULATED
                                        ADDITIONAL              OTHER                      TOTAL
                               COMMON   PAID IN      RETAINED   COMPREHENSIVE   TREASURY   SHAREHOLDERS'
                               STOCK    CAPITAL      EARNINGS   INCOME          STOCK      EQUITY
                               -------  -----------  ---------  --------------  ---------  -------------

Balance at March 31, 2000 . .  45,412       13,866    217,149          (5,062)   (58,111)       213,254

Stock options                     ---           45        ---             ---        ---             45
Stock awards (cancelled)           (4)         (13)       ---             ---        ---            (17)
Net earnings                      ---          ---     34,804             ---        ---         34,804
Cash dividends                    ---          ---     (2,493)            ---        ---         (2,493)
Tax benefit                       ---        2,539        ---             ---        ---          2,539
Currency translation              ---          ---        ---          (7,597)       ---         (7,597)
Increase in minimum pension
liability                         ---          ---        ---          (9,670)       ---         (9,670)
Shares acquired                   ---          ---        ---             ---       (196)          (196)
                               -------  -----------  ---------  --------------  ---------  -------------
Balance at March 31, 2001 . .  45,408       16,437    249,460         (22,329)   (58,307)       230,669
                               -------  -----------  ---------  --------------  ---------  -------------

Stock awards                      ---          664        ---             ---        ---            664
Exercise of warrants            1,002       (1,002)       ---             ---        ---            ---
Net loss                          ---          ---    (28,912)            ---        ---        (28,912)
Cash dividends                    ---          ---     (1,929)            ---        ---         (1,929)
Tax benefit                       ---          824        ---             ---        ---            824
Currency translation              ---          ---        ---          (3,690)       ---         (3,690)
Reduction in minimum pension
Liability                         ---          ---        ---           6,716        ---          6,716
Hedging activities                ---          ---        ---            (276)       ---           (276)
Shares acquired                   ---          ---        ---             ---       (635)          (635)
                               -------  -----------  ---------  --------------  ---------  -------------
Balance at December 31, 2001.  46,410       16,923    218,619         (19,579)   (58,942)       203,431
                               -------  -----------  ---------  --------------  ---------  -------------

Stock options                     180        3,325        ---             ---        ---          3,505
Stock awards                       50          833        ---             ---        ---            883
Net earnings                      ---          ---      9,349             ---        ---          9,349
Cash dividends                    ---          ---     (2,581)            ---        ---         (2,581)
Tax benefit                       ---          180        ---             ---        ---            180
Currency translation              ---          ---        ---          10,977        ---         10,977
Increase in minimum pension
Liability                         ---          ---        ---          (7,460)       ---         (7,460)
Hedging activities                ---          ---        ---             276        ---            276
Shares acquired                   ---          ---        ---             ---       (822)          (822)
                               -------  -----------  ---------  --------------  ---------  -------------
Balance at December 31, 2002.  46,640       21,261    225,387         (15,786)   (59,764)       217,738
                               =======  ===========  =========  ==============  =========  =============

See  accompanying  notes  to  consolidated  financial  statements.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(In  thousands,  except  share  and  per  share  amounts)
1.SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
(A) BUSINESS DESCRIPTION. MacDermid, Incorporated and its subsidiaries (collectively, the "Corporation" or "MacDermid") was established in Waterbury, Connecticut, in 1922. The Corporation develops, produces and markets a broad line of specialty chemical products that are used worldwide. These products are supplied to the metal and plastic finishing markets (for automotive and other applications), the electronics industry (to imprint electrical patterns on circuit boards), the offshore oil and gas markets (for oil drilling and exploration) and to the commercial printing and packaging industries (for image transfer and offset printing applications). The Corporation, through its majority owned subsidiary, also designs and manufactures electronic circuit boards.
     The Board of Directors on May 21, 2001 voted to change the Corporation's fiscal year to December 31st. This change was effective December 31, 2001. Accordingly, the Corporation reported a nine month transition year from April 1, 2001 through December 31, 2001, reflecting the Corporation's nine months of operations, comprehensive income/(loss), cash flows and changes in stockholders' equity.
(B) PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements include the accounts of the parent corporation and all of its majority-owned domestic and foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the prior periods of the consolidated financial statements have been reclassified to conform with the current year presentation.
(C) USE OF ESTIMATES. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
(D) CASH AND CASH EQUIVALENTS. For the purpose of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.
(E) CONCENTRATIONS OF CREDIT RISK. The Corporation's business operations consist principally of the manufacture and sale of specialty chemicals, supplies and related equipment to customers throughout much of the world. Approximately 40% of the business is concentrated in the printing industry used for a wide variety of applications, including offset blankets, printing plates, textile blankets and rubber based covers for industrial rollers, while 30% of the business is concentrated with manufacturers of printed circuit boards which are used in a wide variety of end-use applications, including computers, communications and control equipment, appliances, automobiles and entertainment products. As is usual for this business, the Corporation generally does not require collateral or other security as a condition of sale, rather relying on credit approval, balance limitation and monitoring procedures to control credit risk of trade account financial instruments. Management believes that reserves for losses, which are established based upon review of account balances and historical experience, are adequate.
(F) INVENTORIES. Inventories are stated at the lower of average cost or replacement market. Management regularly reviews obsolescence to determine that inventories are appropriately reserved. In making any determination, historical write-offs, product evolution, usage rates and quantities of stock on hand are considered. Inventory in excess of the Corporation's estimated usage requirements is written down to its estimated net realizable value.
(G) PROPERTY, PLANT AND EQUIPMENT AND OTHER LONG-LIVED ASSETS. Property, plant and equipment are stated at cost. Depreciation and amortization of property, plant and equipment are provided over the estimated useful lives of the respective assets, principally on the straight-line basis. The Corporation categorizes and depreciates its assets over periods ranging from 3 to 5 years for computers, software, furniture, fixtures and autos and over periods ranging from 5 to 20 years for machinery, equipment, buildings and building improvements. Capital leases are amortized over the lesser of the useful life of the asset or the life of the lease. Expenditures for maintenance and repairs are charged directly to expense; renewals and betterments which significantly extend the useful lives are capitalized. Costs and accumulated depreciation and amortization on assets retired or disposed of are removed from the accounts and the gains or losses resulting therefrom, if any, are credited or charged to earnings.
     Patents and various other intangible assets are amortized on a straight-line basis over their estimated useful lives as determined by management's evaluation. The present periods of amortization are 15 years for patents and range between 5 and 30 years for other separately identified intangible assets.
     Effective January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS144) which requires the Corporation to assess depreciated or amortized long-lived asset groups for impairment whenever events or changes in circumstances indicate their carrying value may not be recoverable. The impairment, if any, is measured by the difference between carrying value and estimated fair value and charged to expense in the period identified. Estimated fair value is generally based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the business underlying the asset in question. The remaining amortization periods are periodically evaluated and are revised if considered necessary. Prior to the adoption of SFAS144, the impairment of long-lived assets was assessed under the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of (SFAS121). Fiscal 2002 includes a $7,000 charge to earnings for assets written down from the application of SFAS144. Transition year 2001 includes an $11,598 charge to earnings and fiscal 2001 includes a $3,945 charge to earnings for assets written down from the application of SFAS121. These assets have been removed from service and management will evaluate future use or potential sale.
(H) GOODWILL AND OTHER INTANGIBLE ASSETS. The Corporation adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS142), as of April 1, 2001. Pursuant to SFAS142, goodwill and intangible assets with indeterminable lives will no longer be amortized, but instead the carrying amounts will be periodically compared to the current fair value and, if impairment occurs, an adjustment to the carrying amount will be required with a charge to expense in the period identified. During 2002, printed circuit board markets increasingly deteriorated in Europe and North America. Due to this situation, discounted cash flows for Eurocir S.A. were assessed pursuant to the provisions of SFAS142, which resulted in the goodwill associated with this business determined to be impaired. As a result, the Corporation charged $27,389 against earnings in the fourth quarter of 2002 to write-off the Eurocir S.A. goodwill balance. During transition year 2001, digital printing equipment sales increasingly fell short of forecast due to factors such as delayed product introduction. This resulted in future budgeted cash flows being reduced. As a result, the recoverability of Colorspan goodwill and other intangible assets were assessed pursuant to the provisions of SFAS142 and SFAS121 and written-off during the last quarterly period of transition year 2001. The Corporation charged $44,963 against earnings in transition year 2001 for Colorspan goodwill and other intangible assets, as well as certain other intangible assets that were determined to be impaired. See Note 1(q) to Consolidated Financial Statements, Acquisitions.
(I) EMPLOYEE BENEFITS. The Corporation sponsors a variety of employee benefit programs, most of which are non-contributory.
  RETIREMENT. Non-contributory pension and profit sharing retirement plans and a defined contribution 401K retirement plan covers substantially all domestic employees. The Corporation maintains a domestic and a foreign defined benefit pension plan. The projected unit credit actuarial method is used for financial reporting purposes. In addition, the Corporation contributes to domestic profit sharing and employee stock ownership plans, which provide retirement benefits based upon amounts credited to employee accounts within the plans. The Corporation's funding policy for qualified plans is consistent with federal or other regulations and customarily equals the amount deducted for income tax purposes. Foreign subsidiaries contribute to plans, which may be administered privately or by government agencies in accordance with local regulations.
  POST-RETIREMENT. The Corporation currently accrues for post-retirement health care benefits for U.S. employees hired prior to April 1, 1997. The post-retirement health care plan is unfunded.
  POST-EMPLOYMENT. The Corporation currently accrues for post-employment disability benefits to employees meeting specified service requirements. The post-employment benefits plan is unfunded.
(J) FINANCIAL INSTRUMENTS. Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments (SFAS107) requires that reporting entities provide, to the extent practicable, the fair value of financial instruments, both assets and liabilities. The Corporation's outstanding long-term fixed rate bonds bear interest of 9.125%, which compares to 8.5% at fair market value based on the market price of the Corporation's bond issue at December 31, 2002. The fair value of these outstanding bonds at December 31, 2002, is approximately $324,000. The carrying amounts for the Corporation's other financial instruments approximate fair value because of the short maturity or variable rates of those instruments.
     Under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS133), adopted by the Corporation on April 1, 2001, hedge accounting provides for the deferral of gains or losses on derivative instruments until such time as the related transactions occur. For those derivatives that do not meet the requirements of this pronouncement, the Corporation recognizes periodic increases or decreases in the fair value of the derivative with a charge to earnings. Interest rate swap agreements have been employed by the Corporation to optimize borrowing costs by reducing exposure to possible future changes in interest rates. Interest rate swaps outstanding at December 31, 2002, have not been designated as part of a hedge. Net receipts or payments on the swaps are accrued and recognized as adjustments to interest expense. The estimated fair value of these financial instruments at December 31, 2002 is a liability of $3,422 based on the quoted market price from the banks holding the instruments. On January 7, 2003, the Corporation paid the fair market value of $1,053 to purchase the release from liability on some of these instruments. For the year ended December 31, 2002, there were charges to earnings of $2,611 and a deferred gain, net of income taxes, of $276 recorded to accumulated other comprehensive income.
(K) FOREIGN OPERATIONS. The assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end rates of exchange while revenue and expense accounts are translated at weighted-average rates in effect during the periods. Translation of the financial statements resulted in an increase in equity of $10,977 in 2002 and a decrease in equity of $3,690 in transition year 2001 and $7,597 in fiscal year 2001. Foreign currency transactions included in the consolidated statements of earnings resulted in a gain of $650 in 2002 and losses of $362 and $475 in transition year 2001 and fiscal year 2001, respectively.
(L) REVENUE RECOGNITION. The Corporation recognizes revenue, including freight charged to customers, when products are shipped and the customer takes ownership and assumes the risk of loss, collection of the relevant receivable is probable, persuasive evidence that an arrangement exists and the sales price is fixed or determinable. The Corporation's shipping terms are customarily "FOB shipping point" and do not include right of inspection or acceptance provisions. Equipment sales arrangements may include right of inspection or acceptance provisions in which case revenue is deferred until these provisions have been satisfied.
(M) OPERATING EXPENSES. Cost of sales consists primarily of raw material costs and related purchasing and receiving costs used in the manufacturing process, salary and wages, fringe benefits, packaging costs, plant overhead and other costs associated with the manufacture and distribution of the Corporation's products.
     Selling, technical and administrative expenses (ST&A) consist primarily of personnel and travel costs, advertising and marketing expenses, product development expenses, administrative expenses associated with accounting, finance, legal, human resource, risk management and overhead associated with these functions.
     Research and development costs are expensed as incurred, under ST&A, and were $19,104 in 2002, $14,922 in transition year 2001 and $24,466 in fiscal year 2001.
(N) INCOME TAXES. The provision for income taxes includes federal, foreign, state and local income taxes currently payable. Deferred income taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax basis of assets and liabilities. Deferred taxes are not provided on the undistributed earnings of subsidiaries operating outside the United States that will be permanently reinvested.
(O) STOCK-BASED PLANS. Effective April 1, 2001, the Corporation adopted the fair value expense recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS123) prospectively, to all stock options granted, modified or settled after April 1, 2001. Accordingly, compensation expense is measured using the fair value at the date of grant for options granted after April 1, 2001. The resulting expense is amortized over the period in which the options are earned. Previously, and since April 1, 1996, the Corporation had adopted the disclosure requirements of SFAS123 and continued to account for its stock options by applying the expense recognition provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB25").
     Had the Corporation used the fair value expense recognition method of accounting for its stock option plans (beginning in 1996) and charged compensation cost against income, over a period consistent with the terms of the grant, based on the fair value at the date of grant, net earnings and net earnings per common share for the year ended December 31, 2002, the transition year ended December 31, 2001 and fiscal year ended March 31, 2001 would have been reduced to the following pro forma amounts:


(In  thousands,  except  per  share  amounts)


                                     Year Ended      Nine Months Ended    Year Ended
                                     December 31,    December 31,         March 31,
                                              2002                 2001          2001
                                     --------------  -------------------  ------------
Net earnings available for
common
  shareholders
   As reported. . . . . . . . . . .  $       9,349   $          (28,912)  $    34,804
Add: stock based employee
compensation expense included in
reported net income, net of related
tax effects . . . . . . . . . . . .          2,739                  402            --
Deduct: total stock based
employee compensation expense
determined under fair value based
method for all awards, net of
related tax effects . . . . . . . .         (3,425)                (994)       (1,190)
                                     --------------  -------------------  ------------
   Pro forma. . . . . . . . . . . .  $       8,663   $          (29,504)  $    33,614
                                     ==============  ===================  ============

Net earnings per common share
  Basic
   As reported. . . . . . . . . . .  $        0.29   $            (0.91)  $      1.12
   Pro forma. . . . . . . . . . . .  $        0.27   $            (0.92)  $      1.08
Diluted
   As reported. . . . . . . . . . .  $        0.29   $            (0.91)  $      1.07
   Pro forma. . . . . . . . . . . .  $        0.27   $            (0.92)  $      1.04

The pro forma information above includes stock options granted between April 1, 1995 and March 31, 2001. Effects of applying FAS 123, using the fair value-based method of accounting, is not representative of the pro forma effect on earnings in future years because it does not take into consideration pro forma compensation expense related to stock options granted prior to 1996.
(P) COMMON SHARE DATA. Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS128) requires the presentation of basic and diluted earnings per share (EPS). EPS is calculated based upon net earnings available for common shareholders after deduction for preferred dividends. The computation of basic EPS is based upon the weighted-average number of common shares outstanding during the period. Diluted EPS is computed based upon the weighted-average number of common shares outstanding plus the effect of all dilutive contingently issuable common shares from stock options, stock awards and warrants that were outstanding during the period. Dilutive contingently issuable common shares are excluded from the computation in periods in which the result would have an anti-dilutive effect on earnings per share. There were options and warrants totaling 1,162,300 and 469,949 for 2002 and transition year 2001, respectively, excluded from the diluted EPS calculation because they were anti-dilutive.
     The following table reconciles basic weighted-average common shares outstanding to diluted weighted-average common shares outstanding:




                                  Year Ended    Nine Months Ended  Year Ended
                                  December 31,  December 31,       March 31,
                                          2002               2001        2001
                                  ------------  -----------------  ----------
Basic. . . . . . . . . . . . . .    32,220,066         31,911,570  31,153,006
Dilutive effect of stock options       255,089            257,866     246,027
Dilutive effect of warrants                ---            212,083   1,001,352
                                  ------------  -----------------  ----------
Diluted. . . . . . . . . . . . .    32,475,155         32,381,519  32,400,385
                                  ============  =================  ==========

(Q) ACQUISITIONS. Late in fiscal 2001, the Corporation acquired a 60% interest in Eurocir S.A., a printed circuit board manufacturer based in Spain. The total purchase price of approximately $31,000 was accounted for as a purchase transaction and included inventory, fixed assets and goodwill of approximately $27,000. The consolidated operating results have included the results of Eurocir S.A. since January 1, 2001. Minority interest amounts are reflected in the financial statements at December 31, 2002 and 2001. There is no minority interest separately identified in the financial statements for fiscal 2001 because the amounts were not considered material to the financial statement presentation and final determination of purchase allocations had not been completed as of the balance sheet date. The purchase and sale agreement includes a put and call arrangement for the remaining 40% interest which expires after the fifth anniversary of the closing date. The purchase price for the remaining 40% is based on a multiple of earnings from operations before interest, taxes on earnings, depreciation and amortization ("EBITDA") during the period ending on the fifth anniversary of the closing date. The acquisition was financed through bank borrowings under the revolving credit facility. During 2002, printed circuit board markets increasingly deteriorated in Europe and North America. Due to this situation, discounted cash flows for Eurocir S.A. were assessed pursuant to the provisions of SFAS142, which resulted in the goodwill associated with this business determined to be impaired. Accordingly, the Corporation charged $27,389 against earnings in the fourth quarter of 2002 to write-off the Eurocir S.A. goodwill balance.
     On June 13, 2000, the Corporation acquired the assets, subject to certain liabilities, of the digital graphics business unit of VirtualFund.com, Inc. and those results are included in the consolidated operating results since that date. The acquisition was financed through bank borrowings under the revolving credit facility. The total purchase price of approximately $47,000 was accounted for as a purchase transaction and included inventory, fixed assets, goodwill of approximately $25,000 and other intangible assets of approximately $17,000. During transition year 2001, digital printing equipment sales increasingly fell short of forecast due to factors such as delayed product introduction. This resulted in future budgeted cash flows being reduced. As a result, the recoverability of Colorspan goodwill and other intangible assets were assessed, pursuant to the provisions of SFAS121 and SFAS142, and written-off with $40,675 charged to earnings during the last quarterly period of transition year 2001.
     The following table shows the balance for acquisition reserves included in other accrued liabilities on the Consolidated Balance Sheet at December 31, 2002. The payment column includes amounts paid of $210 in fiscal 2002, $312 in transition year 2001 and $621 in fiscal 2001. The activity is shown cumulative since inception and the remaining balance will be paid periodically through fiscal 2008:


(In  thousands)



Description . . . . .  Inception   Adjustments    Payment   Balance
---------------------  ----------  -------------  --------  --------


U.S. facilities . . .  $    3,550  $      1,035   $  3,374  $  1,211
Overseas facilities .         650          (150)        73       427

U.S. redundancies . .         700           500      1,200        --
Overseas redundancies       1,350         2,600      3,950        --

U.S. environmental. .       2,000            --        188     1,812
                       ----------  -------------  --------  --------
Total . . . . . . . .  $    8,250  $      3,985   $  8,785  $  3,450
                       ==========  =============  ========  ========

(R) RESTRUCTURING CHARGES. In the last quarter of transition year 2001, the Corporation announced the closure of certain of its Printing Solutions (formerly Graphic Arts) and Advanced Surface Finishing manufacturing facilities. The activities of the affected locations have been relocated to other facilities in order to run those operations more cost effectively. In connection with these actions, restructuring charges of $1,859 for severance related costs and $7,807 for facility closing costs, disposal services and asset write-offs were recorded during the transition year ended December 31, 2001. Total cash payments of $3,023 and other charges of $6,643 have been made since inception. In addition, an $11,598 charge, consisting of a cash charge of $709 for severance related costs and other charges of $10,889 for asset write-offs was taken for the closure of the production activities at Dynacircuits. At December 31, 2002, this restructuring action has been completed and no provisions remain in the consolidated balance sheet.
     During the second quarter of fiscal year ended March 31, 2001 a restructuring program was begun in an effort to reposition operations in both Printing Solutions and Advance Surface Finishing. The Corporation took action to reduce its cost structure on operations that had increased significantly from acquisitions over the previous two years. In connection with these actions, restructuring charges of $6,133 for severance and $530 for lease cancellation and asset write-offs were recorded during fiscal year ended March 31, 2001. Total cash payments of $5,904 and other charges of $759 have been made since inception. At December 31, 2002, this restructuring action has been completed and no provisions remain in the consolidated balance sheet.
(S) RECENT ACCOUNTING STANDARDS. In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS143) which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS143 requires recognition of asset retirement obligations as a liability rather than a contra-asset. Adoption of SFAS143, effective January 1, 2003, will not have a material effect on the Corporation's financial statements.
     Effective January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS144) which excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with SFAS142. SFAS144 requires long-lived assets to be disposed of by sale to be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. Prior to the adoption of SFAS144, the impairment of long-lived assets was assessed under the provisions of SFAS121. SFAS144 retained the requirements of SFAS121 to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and to measure an impairment loss as the difference between the carrying amount and fair value of the asset. The adoption of SFAS144 did not have any impact on the carrying amount of the Corporation's long-lived assets.
     In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS145). SFAS145, among other things, rescinds SFAS No. 4, which required all gains and losses from the extinguishment of debt to be classified as an extraordinary item and amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Adoption of SFAS145, effective January 1, 2003, will not have a material effect on the Corporation's financial statements.
     In July 2002 the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities
(SFAS146) which requires companies to recognize costs associated with exit or disposal activities when a liability is incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of SFAS146 are effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of SFAS146, effective January 1, 2003, will not have a material effect on the Corporation's financial statements.
     In January 2003, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-based Compensation - Transition and Disclosure (SFAS148) which amends SFAS123 to provide alternative methods of transition for enterprises that elect to change to the SFAS123 fair value method of accounting for stock-based employee compensation. Since the Corporation adopted the fair value method of accounting for stock-based employee compensation for the reporting year ended December 31, 2001, the alternative methods of transition to that method provided by SFAS148 will have no effect on its financial statements. SFAS148 also amends the disclosure requirements of SFAS123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The required disclosures have been provided in these financial statements, and the disclosures to be provided in interim financial reports will be provided for interim periods beginning in 2003.
     In November 2002, the FASB issued Interpretation No. 45 (FIN45) Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect
Guarantees of Indebtedness of Others, which requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN45 requires disclosures about the guarantees that an entity has issued, including product warranty liabilities. The Corporation does not maintain any warranty expense or related liabilities for its core specialty chemicals business. Warranties for certain ancillary business are not material. The Corporation adopted FIN45 at December 31, 2002 and it did not have a material effect on its consolidated financial statements.
     In January 2003, the FASB issued FIN No. 46 (FIN46) Consolidation of Variable Interest Entities and Interpretation of Accounting Research Bulletin No. 51. FIN46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN46 is effective for all new variable interest entities created or acquired after January 31, 2003. The Corporation does not expect that the adoption of FIN46 will have a significant effect on its consolidated financial statements.

2.VALUATION  AND  QUALIFYING  ACCOUNTS  AND  RESERVES
The major components of the allowance for doubtful receivables at December 31, 2002 and 2001, and March 31, 2001 were as follows:

(In  thousands)


                                                                        BALANCE
                   BALANCE     ADDITIONS                                AT
                   AT          CHARGED     ADDITIONS                    END
                   BEGINNING   TO          DUE TO                       OF
                   OF PERIOD   EARNINGS    ACQUISITIONS   DEDUCTIONS*   PERIOD
                   ----------  ----------  -------------  ------------  --------

March 31, 2001. .  $   10,541  $    3,859  $         894  $      3,536  $ 11,758
                   ==========  ==========  =============  ============  ========
December 31, 2001  $   11,758  $    5,986            ---  $      3,102  $ 14,642
                   ==========  ==========  =============  ============  ========
December 31, 2002  $   14,642  $    5,292            ---  $      7,191  $ 12,743
                   ==========  ==========  =============  ============  ========

*  Bad  debts  charged  off  less  recoveries  and  translation  adjustments.


3.INVENTORIES
The  major  components  of  inventory  at  December  31,  were  as  follows:

(In  thousands)


                               2002      2001
                            -------  --------

Finished goods . . . . . .  $43,639  $ 57,882
Raw materials and supplies   30,625    38,199
Equipment. . . . . . . . .   11,474    14,953
                            -------  --------
   Inventories . . . . . .  $85,738  $111,034
                            =======  ========

4.PROPERTY,  PLANT  AND  EQUIPMENT
The major components of property, plant and equipment (at cost) at December 31, were as follows:

(In  thousands)


                                          2002      2001
                                      --------  --------

Land and improvements. . . . . . . .  $  9,635  $ 11,359
Buildings and improvements . . . . .    90,168    91,345
Machinery, equipment and fixtures. .   185,529   190,012
                                      --------  --------
                                       285,332   292,716
Less accumulated depreciation and
amortization . . . . . . . . . . . .   152,751   140,234
                                      --------  --------
   Net property, plant and equipment  $132,581  $152,482
                                      ========  ========

5.GOODWILL  AND  OTHER  INTANGIBLE  ASSETS
The Corporation adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS142) as of April 1, 2001. The fair value of goodwill using the expected value of future cash flows was in excess of the carrying value upon adoption. During 2002, printed circuit board markets increasingly deteriorated in Europe and North America. Due to this situation, discounted cash flows for Eurocir S.A. were assessed pursuant to the provisions of SFAS142, which resulted in the goodwill associated with this business determined to be impaired. The Corporation charged $27,389 against earnings in the fourth quarter of 2002 to write-off the Eurocir S.A. goodwill balance. In addition, $982 was charged against earnings to write off certain other goodwill in certain reportable units no longer supported by discounted cash flows, under Advance Surface Finishing. During transition year 2001, digital printing equipment sales increasingly fell short of forecast due to factors such as delayed product introduction. This resulted in future budgeted cash flows being reduced. As a result, the recoverability of Colorspan goodwill and other intangible assets were assessed pursuant to the provisions of SFAS121 and SFAS142 and written-off during the last quarterly period of transition year 2001. The Corporation charged $44,963 against earnings in transition year 2001 for Colorspan goodwill and other intangibles (see Note 1(q) to Consolidated Financial Statements, Acquisitions), as well as certain other intangible assets that were determined to be impaired.
     The  carrying  amounts  of  Goodwill by segment (Advanced Surface Finishing
("ASF"), Printing Solutions ("PS") and Electronics Manufacturing ("EM")) as of December 31, 2002 and 2001, are as follows:




(In thousands) . . . . . . . . . .  ASF        PS         EM         Total
                                    ---------  ---------  ---------  ---------
Balance as of April 1, 2001. . . .  $115,878   $ 96,042   $ 24,178   $236,098
Goodwill added during the year . .     6,396         --      2,930      9,326
Goodwill impaired during the year.        --    (23,792)        --    (23,792)
Effects of currency translation. .       778       (120)       281        939
                                    ---------  ---------  ---------  ---------
Balance as of December 31, 2001. .  $123,052   $ 72,130   $ 27,389   $222,571
Goodwill impaired during the year.      (982)        --    (27,389)   (28,371)
                                    ---------  ---------  ---------  ---------
Balance as of December 31, 2002. .  $122,070   $ 72,130         --   $194,200
                                    =========  =========  =========  =========

Acquired  intangible  assets  at  December  31,  2002  and  2001 are as follows:

(In  thousands)


                                         2002                                      2001
                                --------------                            --------------
               Gross Carrying   Accumulated     Net      Gross Carrying   Accumulated     Net
               Amount           Amortization    Amount   Amount           Amortization    Amount
               ---------------  --------------  -------  ---------------  --------------  -------
Patents . . .  $        19,698  $      (8,123)  $11,575  $        20,865  $      (8,357)  $12,508
Trademarks. .           27,481         (8,788)   18,693           28,281         (8,093)   20,188
Manufacturing
Process . . .               --             --        --            5,252         (5,252)       --
Others. . . .            3,607         (2,050)    1,557           19,612        (14,883)    4,729
               ---------------  --------------  -------  ---------------  --------------  -------
   Total. . .  $        50,786  $     (18,961)  $31,825  $        74,010  $     (36,585)  $37,425
               ===============  ==============  =======  ===============  ==============  =======

Included in the table above, is the net carrying amount of $16,233 at December 31, 2002 and 2001 for trademarks which are not being amortized due to the indefinite life associated with these assets.



Additional Transitional
Disclosures:. . . . . . . . . . . .  Year Ended     Nine Months Ended    Year Ended
(in thousands). . . . . . . . . . .  December 31,   December 31,         March 31,
                                              2002                2001          2001
                                     -------------  -------------------  -----------
Reported net earnings (loss). . . .  $       9,349  $          (28,912)  $    34,804
Add back:  Goodwill amortization. .             --                  --         6,781
                                     -------------  -------------------  -----------
Adjusted net earnings (loss). . . .  $       9,349  $          (28,912)  $    41,585

Basic earnings (loss) per share:
  Reported net earnings (loss). . .  $        0.29  $            (0.91)  $      1.12
  Goodwill amortization . . . . . .             --                  --   $      0.21
                                     -------------  -------------------  -----------
  Adjusted net earnings (loss). . .  $        0.29  $            (0.91)  $      1.33

Diluted earnings (loss) per share:
   Reported net earnings (loss) . .  $        0.29  $            (0.91)  $      1.07
   Goodwill amortization. . . . . .             --                  --   $      0.21
                                     -------------  -------------------  -----------
  Adjusted net earnings (loss). . .  $        0.29  $            (0.91)  $      1.28



Aggregate  amortization  expense  of  intangible  assets  for  2002  was $2,454.
Estimated amortization expense for the Corporation's intangible assets is expected to approximate $2,500 for each of the next five fiscal years.


6.NOTES  PAYABLE
Notes payable at December 31, 2002 and 2001 consisted of outstanding borrowings under available lines of credit. The terms of the lines of credit generally provide for interest rates at or below the prime rate on the date of borrowing for its domestic borrowings and vary with local currency exchange rate changes with its foreign borrowings. The lines of credit aggregate approximately $54,000 at December 31, 2002 and can be withdrawn at any time at the option of the banks. The weighted-average interest rates on short-term borrowings outstanding at the end of December 31, 2002 and 2001 were 4.3% and 5.0%, respectively.
7.EMPLOYEE  BENEFIT  &  STOCK  OPTION  PLANS
PENSION,  POST-RETIREMENT  &  POST-EMPLOYMENT  BENEFITS
The Corporation has defined benefit pension, defined contribution profit sharing and employee stock ownership plans for substantially all of its domestic employees. Aggregate amounts charged to earnings for these plans for the year ended December 31, 2002, transition year ended December 31, 2001 and fiscal year ended March 31, 2001 were $5,709, $3,168 and $2,347, respectively. PENSION. The domestic pension plan provides retirement benefits based upon years of service and compensation levels. Plan assets at fair value consist primarily of listed stocks, bonds and guaranteed investment contracts, and included 393,255 shares of the Corporation's common stock having a market value of $8,986 at December 31, 2002 and $6,666 at December 31, 2001. The Corporation also has a retirement and death benefit plan, covering employees located in Great Britain. As of April 6, 1997, this plan converted from a defined benefit to a defined contribution basis for pensionable service after that date. The obligation has been recognized for past service benefits, which continue on the defined benefit basis. The Corporation's other foreign subsidiaries maintain benefit plans that are consistent with statutory practices and are not significant.
POST-RETIREMENT BENEFITS. The Corporation sponsors a defined benefit post-retirement medical and dental plan that covers all of its domestic full-time employees, hired prior to April 1, 1997, who retire after age 55 with at least 10 to 20 years of service (depending upon the date of hire). Eligible employees retiring after March 31, 1998 are required to contribute the full cost of the plan until they reach age 65. At age 65 the Corporation will contribute a portion of the cost. The Corporation's subsidy level is subject to a cap, which increases 3% each year. Retirees will be required to contribute the plan cost in excess of the cap in addition to other required contributions.
     The projected benefit obligation for the post-retirement plan at December 31, 2002 comprised 60% retirees, 9% fully eligible active participants and 31% other active participants. The annual increase in cost is 3% for post-retirement medical benefits (no assumed rate increase for dental benefits since it is a scheduled plan) since the Corporation's contributions are at the defined cap. The medical cost trend rate assumption has no effect on the amounts reported due to the cap on contributions paid by the Corporation.
POST-EMPLOYMENT BENEFITS. The Corporation sponsors a defined benefit, post-employment compensation continuation plan that covers all of its full time domestic employees. Employees who have completed at least six months of service, become permanently disabled and are unable to return to work are eligible to receive a benefit under the plan. The benefit may range from one week to a maximum of six months of compensation. The estimated ongoing after-tax annual cost is not material.
The following table sets forth the components of the pension and post-retirement benefit plans with respect to the Consolidated Balance Sheets at December 31, 2002 and 2001:


(in  thousands)


                                                                              Post        Retirement
                                                                              ----------  ------------
                               Pension     Benefits                           Benefits
                               ----------  ----------                         ----------
                                    2002                    2001                   2002          2001
                               ----------              ----------             ----------  ------------
                               Domestic    Foreign     Domestic    Foreign    Domestic    Domestic
                               ----------  ----------  ----------  ---------  ----------  ------------
Reconciliation of Projected
Benefit Obligation:
Projected benefit obligation
at
Beginning of year . . . . . .  $  42,187   $  39,758   $  39,064   $ 47,037   $   5,975   $     5,532
Service cost (benefits
earned
During the period). . . . . .      3,836         479       2,726        514         126            91
Interest cost on the
projected
Benefit obligation. . . . . .      3,010       2,279       2,132      2,088         417           313
Plan participants
contribution. . . . . . . . .         --         214          --        148          --            --
Plan amendments . . . . . . .        103          --          --         --         892            --
Actuarial (gain)/loss
excluding
Assumption change . . . . . .     (1,238)      2,692      (1,005)    (9,056)       (450)          364
Actuarial (gain)/loss due to
Assumption change . . . . . .      3,220          --          --         --         314            --
Benefits paid . . . . . . . .     (1,654)     (1,549)       (730)    (1,245)       (380)         (325)
Translation difference. . . .         --       4,458          --        272          --            --
                               ----------  ----------  ----------  ---------  ----------  ------------
Projected benefit obligation
at
End of year . . . . . . . . .     49,464      48,331      42,187     39,758       6,894         5,975
                               ----------  ----------  ----------  ---------  ----------  ------------

Reconciliation of Fair Value
of
Plan Assets:
Fair value of plan assets at
Beginning of year . . . . . .     31,752      38,453      34,806     41,045          --            --
Actual return on plan assets
(net of expenses) . . . . . .      4,266      (3,472)     (2,324)    (2,048)         --            --
Employer contribution . . . .      1,729         363          --        261         380           325
Plan participants
contribution. . . . . . . . .         --         214          --        148          --            --
Benefits paid . . . . . . . .     (1,654)     (1,549)       (730)    (1,245)       (380)         (325)
Translation difference. . . .         --       3,769          --        292          --            --
                               ----------  ----------  ----------  ---------  ----------  ------------
Fair value of plan assets at
end of year . . . . . . . . .     36,093      37,778      31,752     38,453          --            --
                               ----------  ----------  ----------  ---------  ----------  ------------

Funded Status:
Funded status . . . . . . . .    (13,267)    (10,554)    (10,435)    (1,304)     (6,894)       (5,975)
Unrecognized net actuarial
Loss. . . . . . . . . . . . .      7,730      14,878       7,662      4,835       1,718         1,980
Unamortized prior service
cost. . . . . . . . . . . . .        192          --         114         --          --            --
Plan amendments . . . . . . .         --          --          --         --         892            --
                               ----------  ----------  ----------  ---------  ----------  ------------
Net amount recognized . . . .     (5,345)      4,324      (2,659)     3,531      (4,284)       (3,995)


Amounts recognized in the
Consolidated Balance Sheet
consists of:
Accrued benefit liability . .     (5,345)    (10,554)     (2,659)    (1,304)     (4,284)       (3,995)
Accumulated other
Comprehensive income. . . . .         --      14,878          --      4,835          --            --
                               ----------  ----------  ----------  ---------  ----------  ------------
Net amount recognized . . . .  $  (5,345)  $   4,324   $  (2,659)  $  3,531   $  (4,284)  $    (3,995)
                               ==========  ==========  ==========  =========  ==========  ============

Weighted Average
Assumptions:
Discount rate . . . . . . . .       6.75%        5.5%       7.25%       6.0%       6.75%         7.25%
Rate of compensation
increase. . . . . . . . . . .        5.0%        4.5%        5.0%       4.5%         --            --
Long-term rate of return on
Assets. . . . . . . . . . . .        8.0%        8.0%        9.0%       8.0%         --            --
Annual increase in cost of
Medical benefits. . . . . . .         --          --          --         --         3.0%          3.0%

The following table sets forth the components of net periodic benefit cost of the pension and post-retirement benefit plans with respect to the Consolidated Statements of Earnings for the year ended December 31, 2002, transition year ended December 31, 2001 and fiscal year ended March 31, 2001:

(in  thousands)

                     Pension     Benefits                                                   Post     Retirement   Benefits
                    ----------  ----------                                                ---------  -----------  ---------
                                                                                                                    March
                                                                                                                  ---------
                     December      31,                               March        31,     December       31,         31,
                    ----------  ----------                         ----------  ---------  ---------  -----------  ---------
                       2002                    2001                   2001                  2002        2001        2001
                    ----------              ----------             ----------             ---------  -----------  ---------
                     Domestic    Foreign     Domestic    Foreign    Domestic    Foreign   Domestic    Domestic    Domestic
                    ----------  ----------  ----------  ---------  ----------  ---------  ---------  -----------  ---------
Net Periodic
Benefit Expense:
Service cost . . .  $   3,836   $     479   $   2,726   $    514   $   3,056   $    735   $     126  $        91  $     109
Interest cost on
the projected
Benefit obligation      3,010       2,279       2,132      2,088       2,482      2,357         417          313        387
Expected return
on plan
 Assets. . . . . .     (2,483)     (2,525)     (2,322)    (2,424)     (3,540)    (3,165)         --           --         --
Amortization of
prior service
Cost . . . . . . .         25          --          12         --          58         --         126           --         80
Amortization of
transition
Obligation . . . .         --          --          --       (332)       (229)        --          --           --         --
Recognized
actuarial
 (gain)/loss . . .        280         723          38        590        (179)      (117)         --          104         --
Curtailment gain .         --          --          --         --        (339)        --          --           --         --

Net periodic
                    ----------  ----------  ----------  ---------  ----------  ---------  ---------  -----------  ---------
benefit cost . . .  $   4,668   $     956   $   2,586   $    436   $   1,309   $   (190)  $     669  $       508  $     576
                    ==========  ==========  ==========  =========  ==========  =========  =========  ===========  =========

EMPLOYEE  STOCK  INCENTIVE  PLANS
1992 PLAN: In 1993, the Corporation adopted a non-qualified stock option plan, approved by shareholders in July 1992 (the 1992 plan), for the issuance of up to 2,700,000 shares under which certain employees have been granted options totaling 2,545,565 shares. Options granted under the 1992 plan are generally exercisable, at a price equal to two-thirds of the market price at the grant date, during a four-year period beginning with the grant date. The options are exercisable into restricted shares of common stock, which cannot be sold or transferred, except back to the Corporation at cost, during the four-year period commencing with the exercise date.
     For options granted prior to April 1, 2001, compensation expense, which is equal to the difference between the fair market value of the Corporation's common stock on the date of an option grant and the exercise price of the underlying shares was amortized over a six-year period. There was no compensation expense for this plan in 2002. Compensation expense relating to this plan was $45 for both transition year 2001 and fiscal year ended March 31, 2001.
1995 PLAN: In 1996, the Corporation adopted a non-qualified equity incentive plan, approved by the shareholders in July 1995 (the 1995 plan), for the issuance of up to 900,000 shares under which certain employees have been granted a total of 472,947 restricted shares, having market prices of between $4.75 and $38.31 on the dates of grant. All shares of restricted stock issued under the
1995  plan  must  be  held  and  cannot  be  sold  or transferred, except to the
Corporation for a period of four years from the date of the award. No compensation expense was charged during 2002, transition year ended December 31, 2001 or fiscal year ended March 31, 2001.
1998 PLAN: In 1999, the Corporation adopted a non-qualified stock option plan, approved by shareholders in July 1999 (the 1998 plan), for the issuance of up to 1,500,000 shares under which certain employees have been granted options totaling 1,006,650 shares. Options granted under the 1998 plan generally are exercisable during a ten-year period beginning with the grant date, at a price equal to a one-third-premium over market price at the date of grant. The options are exercisable into unrestricted shares of common stock, except as otherwise provided, under the terms of the plan, at the time of grant. No compensation expense was charged during 2002, transition year ended December 31, 2001 or fiscal year ended March 31, 2001.
2001 PLANS: In 2001, the Corporation adopted a non-qualified key executive stock option plan, approved by shareholders in July 2001 (the 2001 executive plan), for the issuance of up to 3,000,000 shares under which certain employees have been granted options totaling 1,448,369 shares. Options granted under the 2001 executive plan generally are exercisable during a six-year period beginning at the vesting date, which is four years after the grant date. The option price is variable, based upon the market price at date of grant, adjusted for the
Corporation's performance in comparison to the Standard and Poors Specialty Chemicals Index during the exercise period. The number of options is variable based upon a multiple determined by the Corporation's cumulative percentage owner earnings growth during the four year vesting period. The options are exercisable into unrestricted shares of common stock, except as otherwise provided at the time of grant.
     Also, in 2001, the Corporation adopted a non-qualified all employee stock option plan, approved by shareholders in July 2001 (the 2001 employee plan), for the issuance of up to 1,000,000 shares under which certain employees have been granted options totaling 426,050 shares. Options granted under the 2001 employee plan generally are exercisable during a six-year period beginning at the vesting date, which is four years after the grant date, at a price equal to the market price at the date of grant. The options are exercisable into unrestricted shares of common stock, except as otherwise provided at the time of grant.
     Options issued under the Corporation's stock incentive plans and outstanding at December 31, 2002 have exercise prices ranging from $1.79 to $55.50, expiring periodically through fiscal 2012, summarized in the following table as of December 31, 2002 and 2001, and March 31, 2001:




                                              FIXED OPTION PLANS                                        INDEXED OPTION PLANS
                                             -------------------                                        --------------------
                                     NUMBER               WEIGHTED-AVERAGE                         NUMBER       WEIGHTED-AVERAGE
                                     OF OPTIONS           EXERCISE PRICE                           OF OPTIONS   EXERCISE PRICE
                                     -------------------  -----------------                        ----------   -----------------

Outstanding March 31, 2000. . . . .           1,203,715   $           30.16                                --                  --
Fiscal 2001 activity:
   Granted. . . . . . . . . . . . .             265,000   $           30.33                                --                  --
   Exercised. . . . . . . . . . . .                  --                  --                                --                  --
   Forfeited. . . . . . . . . . . .                  --                  --                                --                  --
   Outstanding at March 31, 2001. .           1,468,715   $           30.30                                --                  --

Transition year 2001 activity:
   Granted. . . . . . . . . . . . .             557,250   $           16.75                           670,500   $           16.75
   Exercised. . . . . . . . . . . .                  --                  --                                --                  --
   Forfeited. . . . . . . . . . . .                  --                  --                                --                  --
   Outstanding at December 31, 2001           2,025,965   $           26.39                           670,500   $           16.75

Fiscal 2002 activity:
   Granted. . . . . . . . . . . . .              30,250   $           20.02                           977,869   $           19.54
   Exercised. . . . . . . . . . . .            (180,000)  $            2.00                                --                  --
   Forfeited. . . . . . . . . . . .            (161,450)  $           16.75                          (200,000)  $           17.66
   Outstanding at December 31, 2002           1,714,765   $           29.75                         1,448,369   $           18.51


Total options exercisable under fixed option plans were 1,288,715 as of December 31, 2002 and 1,468,715 as of December 31, 2001 and March 31, 2001. There are no options exercisable under the indexed option plans for all periods presented.


The following table summarizes information about fixed stock options outstanding at December 31, 2002:



EXERCISE. . .  NUMBER       WEIGHTED-AVERAGE  WEIGHTED-AVERAGE
PRICES. . . .  OUTSTANDING  REMAINING LIFE    EXERCISE PRICE
-------------  -----------  ----------------  -----------------


1.79-$1.89 .      270,000         1.1 years  $            1.84
16.75-$20.29      426,050         8.6 years  $           16.98
30.33-$32.75      277,065         7.2 years  $           30.44
45.00-$55.50      741,650         6.3 years  $           46.98
               -----------  ----------------  -----------------
                 1,714,765         6.2 years  $           29.75



The following table summarizes information about indexed stock options outstanding at December 31, 2002:


EXERCISE. . .  NUMBER       WEIGHTED-AVERAGE  WEIGHTED-AVERAGE
PRICES. . . .  OUTSTANDING  REMAINING LIFE    EXERCISE PRICE
-------------  -----------  ----------------  -----------------


16.75-$21.40    1,448,369         8.8 years  $           18.51



     The weighted-average grant-date fair value of options granted in 2002 was $11.28 for fixed options and $8.61 for indexed options and in transition year 2001 was $6.14 for fixed options and $3.75 for indexed options. The application of the fair value expense recognition method of accounting for options resulted in the following expense included in the results of operations: for 2002, $590 for fixed options and $2,555 for indexed options and for transition year 2001, $357 for fixed options and $262 for indexed options. The weighted-average grant-date fair value of fixed options granted in fiscal year 2001 was $6.96. The fair-values were determined by utilizing the Black-Scholes option-pricing model and the following key assumptions:




                                    December 31, 2002             December 31,2001             March 31, 2001
                                   ------------------            ----------------             ---------------
                                  (indexed)   (fixed)                    (indexed)          (fixed)   (fixed)

Risk-free interest rate               1.84%     4.24%                        2.11%            4.65%     6.50%
Expected option life. .            6 years   6 years                      6 years          6 years   6 years
Expected volatility . .               39.1%     53.0%                        19.6%            30.0%     30.0%
Dividend yield. . . . .               0.38%     0.38%                        0.48%            0.48%     0.40%


8.INCOME  TAXES
Income tax expense (benefit) for fiscal 2002, transition year 2001 and fiscal 2001 consisted of:

(In  thousands)


                 Current              Deferred    Total
                 -------------------  ----------  ---------
                                 December 31, 2002
                                -------------------
U.S. Federal. .  $             (803)  $   3,422   $  2,619
State and local                (271)        864        593
Foreign . . . .              10,523      (9,280)     1,243
                 -------------------  ----------  ---------
        Totals.  $            9,449   $  (4,994)  $  4,455
                 ===================  ==========  =========
                                 December 31, 2001
                                -------------------
U.S. Federal. .  $            2,292   $ (23,804)  $(21,512)
State and local                 783      (3,584)    (2,801)
Foreign . . . .               9,365        (562)     8,803
                 -------------------  ----------  ---------
        Totals.  $           12,440   $ (27,950)  $(15,510)
                 ===================  ==========  =========
                                   March 31, 2001
                                -------------------
U.S. Federal. .  $            4,981   $  (1,758)  $  3,223
State and local                 939        (363)       576
Foreign . . . .              19,692      (3,358)    16,334
                 -------------------  ----------  ---------
        Totals.  $           25,612   $  (5,479)  $ 20,133
                 ===================  ==========  =========


The deferred tax provision, in the table above, does not reflect the tax effect of items credited directly to equity under Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions, hedging activities under SFAS133 and the effect of foreign currency translation on foreign deferred tax assets and liabilities which totaled $2,566 for fiscal 2002 and $2,057 for transition year 2001.

Income tax expense (benefit) differed from the amounts computed by applying the U.S. Federal statutory tax rates to pretax income for fiscal 2002, transition year 2001 and fiscal 2001 as a result of the following:

(In  thousands)


                                 December         31,   March 31,
                                 ----------  ---------  -----------
                                      2002       2001         2001
                                 ----------  ---------  -----------

U.S. Federal statutory tax rate         35%        35%          35%
                                 ==========  =========  ===========
Taxes computed at U.S.
   Statutory rate . . . . . . .  $   4,873   $(15,510)  $   19,148
State income taxes, net of
   federal benefit. . . . . . .        499     (2,471)         375
Foreign tax rate differential .     (3,256)    (1,518)      (2,024)
Export tax benefits . . . . . .       (769)      (478)        (861)
Change in valuation reserve . .      3,904      4,211           --
Non-deductible goodwill . . . .         --         --        2,250
Other, net. . . . . . . . . . .       (796)       256        1,245
                                 ----------  ---------  -----------
   Actual income taxes. . . . .  $   4,455   $(15,510)  $   20,133
                                 ==========  =========  ===========
Effective tax rate. . . . . . .       32.0%      35.0%        36.8%
                                 ==========  =========  ===========


Earnings before income taxes included foreign earnings of $13,372 for fiscal 2002, $29,914 for transition year 2001 and $50,584 for fiscal 2001.
     The Corporation has not recognized a deferred tax liability for the undistributed earnings of foreign subsidiaries that arose in fiscal 2002 and prior years because the Corporation does not expect to repatriate those earnings in the foreseeable future. A deferred tax liability will be recognized when the Corporation expects that it will recover those earnings in a taxable transaction, such as the receipt of dividends or sale of the investment, net of foreign tax credits. At December 31, 2002, the undistributed earnings of those subsidiaries were approximately $174,131. A determination of the deferred tax liability relating to the undistributed earnings of foreign subsidiaries is not practical.
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows:


(In  thousands)


                                               2002       2001
                                           ---------  ---------

Deferred tax assets:
  Accounts receivable, primarily due to
   Allowance for doubtful accounts. . . .  $  2,238   $  3,035
  Inventories . . . . . . . . . . . . . .     5,287      5,294
  Accrued liabilities . . . . . . . . . .     5,638      6,791
  Acquisition accrued liabilities . . . .     6,909      7,101
  Employee benefits . . . . . . . . . . .    13,674     11,286
  Foreign tax credits . . . . . . . . . .     7,114      3,211
  Net operating losses. . . . . . . . . .     6,896      5,820
  Impairment and asset write-downs. . . .    36,527     25,052
  Alternative minimum tax credits . . . .     1,043        172
  Other . . . . . . . . . . . . . . . . .     8,612      8,202
                                           ---------  ---------
     Total gross assets . . . . . . . . .    93,939     75,964
     Valuation reserve. . . . . . . . . .   (14,103)   (10,031)
                                           ---------  ---------
        Total gross deferred tax assets .    79,835     65,933
Deferred tax liabilities:
  Plant and equipment, primarily due
to
   Depreciation.. . . . . . . . . . . . .     3,901      4,221
  Intangibles and other assets. . . . . .    17,471     11,579
  Other . . . . . . . . . . . . . . . . .     9,214      8,557
                                           ---------  ---------

     Total gross deferred tax liabilities    30,586     24,357
                                           ---------  ---------
        Net deferred asset. . . . . . . .  $ 49,249   $ 41,576
                                           =========  =========


     The Corporation has recorded a valuation reserve to reflect the estimated amount of deferred tax assets that may not be realized due to the expiration of tax credits and net operating loss carry-forwards. The valuation reserve for deferred tax assets was $14,103 and $10,031 at December 31, 2002 and 2001, respectively. The net change in the valuation reserve for fiscal 2002 was an increase of $4,072. The increase in valuation reserve is related to an increase in foreign tax credits and foreign net operating losses, which may not be realized. The increase in the valuation reserve related to foreign net operating losses is reported in the rate reconciliation as foreign rate differential.
Management believes it is more likely than not, the remaining net deferred tax assets of $49,249 will be realized as the results of future operations are expected to generate sufficient taxable income.
     During fiscal 2002, transition year 2001 and fiscal 2001, the lapse of restrictions upon stock exercised under the stock option and award plans resulted in a tax benefit of $180, $824 and $2,539, respectively, which were recorded as increases to additional paid-in capital.
     At December 31, 2002,the Corporation has approximately $2,200 of federal net operating losses and $17,600 of foreign net operating losses that are available for carryforward. The carryforward periods range from 5 years to unlimited.

9.LONG-TERM  OBLIGATIONS
Long-term  obligations at December 31, 2002 and 2001 consisted of the following:

(In  thousands)


                                                 2002      2001
                                             --------  --------
Senior subordinated notes, unsecured, 9
1/8% interest at December 31, 2002 due
in 2011 . . . . . . . . . . . . . . . . . .  $300,156  $300,057
Term loans, unsecured, variable interest
(5.75% at December 31, 2002) due in
quarterly installments to 2008. . . . . . .     7,859     9,785
Term loans, collaterized, variable interest
(4.75% at December 31, 2002) due in
quarterly installments to 2006. . . . . . .     4,864     2,404
Term loan, unsecured, variable interest
(4.26% at December 31, 2002) due in
semi-annual installments to 2005. . . . . .       508       604
Revolving loan, unsecured, variable
  interest, expiring in 2003
     5.00% at December 31, 2001 . . . . . .        --     9,000
     5.59% at December 31, 2001 . . . . . .        --     6,699
     5.59% at December 31, 2001 . . . . . .        --    27,122
     6.32% at December 31, 2001 . . . . . .        --    38,084
Capitalized lease obligations . . . . . . .     2,936     3,279
Other, due in varying amounts to 2008 . . .     1,720     2,368
                                             --------  --------
Total long-term obligations . . . . . . . .   318,043   399,402
Less current portion. . . . . . . . . . . .     6,230     5,614
                                             --------  --------
Long-term portion . . . . . . . . . . . . .  $311,813  $393,788
                                             ========  ========

 Minimum future principal payments on long-term obligations subsequent to December 31, 2002 are as follows:

(In  thousands)



2003 . . .  $  6,230
2004 . . .     3,295
2005 . . .     3,998
2006 . . .     1,947
2007 . . .     1,236
Thereafter   301,337
            --------
Total. . .  $318,043
            ========


     The Corporation has a $175,000 committed revolving credit facility that expires in 2003. The Corporation can borrow foreign currencies and U. S. dollars against this facility. Commitment fees under the revolving credit lines are variable, ranging from 25 to 75 basis points on the unused balance. Under these loans, the most restrictive covenants provide that earnings before interest and taxes, as defined in the credit agreement, as a ratio to interest expense must be greater than 1.5 to 1; consolidated net worth must be at least $159,018 and earnings before interest, taxes, depreciation and amortization, as defined in the credit agreement, as a ratio to total debt shall not exceed 4.25 to 1. The revolving credit facility bears interest at a variable rate, which is based on a ratio of the Corporation's debt to earnings before certain expenses. The rates were set from 1.25% to 3.00% above the applicable London interbank market rate ("LIBOR"). At December 31, 2002 there were no borrowings outstanding under this facility.
     The Corporation has entered into interest rate swap agreements for the purpose of reducing its exposure to possible future changes in interest rates applicable to the term and revolving loans. The fixed rates are compared to the applicable three-month LIBOR rates as a basis for payment, or receipt of the rate differential as applied to the notional amount of each swap transaction. At December 31, 2002, the Corporation has:
     Notional US dollar coverage $25,000 expires December 31, 2005 compares a fixed 5.5950% rate to US LIBOR.
     Notional (Euro 7,747) US dollar coverage $6,906 expires June 30, 2004 compares fixed 4.9000% rate to EUROBOR
     Notional (Euro 7,747) US dollar coverage $6,906 expires September 30, 2005 compares fixed 5.1240% rate to
          EUROBOR
     Notional (Euro 6,817) US dollar coverage $6,078 expires June 30, 2005 compares fixed 4.8825% rate to EUROBOR
None of these swaps have been designated as hedges for accounting purposes. On January 7, 2003, the Corporation paid the fair market value of $1,053 to purchase the release from liability on the instruments tied to the EUROBOR rate. 10.SEGMENT REPORTING
The Corporation operates on a worldwide basis, supplying proprietary chemicals for two distinct segments, Advanced Surface Finishing and Printing Solutions. A third segment, Electronics Manufacturing designs and manufactures printed circuits boards in Europe through a majority owned subsidiary. These three segments, under which the Corporation operates, are managed separately as each segment has differences in technology and marketing strategies. The Advanced
Surface Finishing segment's proprietary chemical compounds are primarily used for automotive, electronic and other industrial applications. In automotive and other applications its products are used for cleaning, activating, polishing, mechanical plating, mechanical galvanizing, electro-plating, phosphatizing, stripping and coating, filtering, anti-tarnishing and rust retarding for metal and plastic surfaces. In electronics applications its products are used to etch copper and imprint electrical patterns on circuit boards and in offshore oil and gas exploration its chemicals and fluids are used in hydraulic systems as lubricants and cleaning agents to assist in drilling and logging operations. The Printing Solutions segment's complete line of offset and textile printing blankets and photo-polymer plates are used by commercial printing and packaging industries. These products allow for both image transfer in flexographic applications and in offset printing applications. Its products are used to improve print quality and productivity for commercial printing. It also manufactures and markets a complete line of digital printers with color graphics and other features. The Electronics Manufacturing segment is a designer and manufacturer of both single-sided and double-sided printed circuit boards in Europe through its majority owned subsidiary Eurocir SA.
     The business segments reported below are the segments of the Corporation for which separate financial information is available and for which operating results are reviewed by executive management to assess performance of the Corporation. The accounting policies of the business segments are the same as those described in the Note 1 to Consolidated Financial Statements, Summary of Significant Accounting Policies.
     Net sales for all of the Corporation's products fall into one of the three business segments. The business segment results of operations include certain operating costs, which are allocated based on the relative burden each segment bears on those costs. Operating income amounts are evaluated before amortization of intangible assets and non-recurring charges. The business segment identifiable assets which follow are reconciled to total consolidated assets including unallocated corporate assets which consist primarily of deferred tax assets, equity method investments and certain other long term assets not directly associated with the support of the individual operations.


Worldwide  operations  are summarized by business segment in the following tables:


                                 Year Ended      Nine Months Ended    Year Ended
                                 December 31,    December 31,         March 31,
                                          2002                 2001          2001
                                 --------------  -------------------  ------------
NET SALES TO UNAFFILIATED
CUSTOMERS:
Printing Solutions. . . . . . .  $     282,896   $          219,595   $   311,767
Advanced Surface Finishing. . .        324,180              250,963       447,875
Electronics Manufacturing . . .         80,485               63,302        35,134
                                 --------------  -------------------  ------------
Consolidated Net Sales. . . . .  $     687,561   $          533,860   $   794,776
                                 ==============  ===================  ============
OPERATING PROFIT:
Printing Solutions. . . . . . .  $      48,844   $           30,676   $    48,045
Advanced Surface Finishing. . .         42,494               35,822        82,481
Electronics Manufacturing . . .          2,015               (2,968)       (6,033)
                                 --------------  -------------------  ------------
                                        93,353               63,530       124,493
Amortization of Intangibles . .         (6,226)              (6,084)      (20,641)
Impairment, Restructuring and
Merger Costs. . . . . . . . . .        (35,371)             (73,066)      (12,936)
                                 --------------  -------------------  ------------
Consolidated Operating Profit
(Loss). . . . . . . . . . . . .  $      51,756   $          (15,620)  $    90,916
                                 ==============  ===================  ============
AMORTIZATION:
Printing Solutions. . . . . . .  $         600   $              507   $     8,788
Advanced Surface Finishing. . .          5,599                5,550        11,484
Electronics Manufacturing . . .             27                   27           369
                                 --------------  -------------------  ------------
Consolidated Amortization . . .  $       6,226   $            6,084   $    20,641
                                 ==============  ===================  ============
DEPRECIATION:
Printing Solutions. . . . . . .  $       9,209   $            7,653   $     9,481
Advanced Surface Finishing. . .          6,799                6,666         9,219
Electronics Manufacturing . . .          4,598                3,325         3,282
Corporate . . . . . . . . . . .            353                  346           211
                                 --------------  -------------------  ------------
Consolidated Depreciation . . .  $      20,959   $           17,990   $    22,193
                                 ==============  ===================  ============
CAPITAL EXPENDITURES:
Printing Solutions. . . . . . .  $       3,195   $            1,079   $     4,832
Advanced Surface Finishing. . .          2,521                2,829        11,534
Electronics Manufacturing . . .          1,379                3,026         2,781
Corporate . . . . . . . . . . .            182                   --         3,290
                                 --------------  -------------------  ------------
Consolidated Capital Spending..  $       7,277   $            6,934   $    22,437
                                 ==============  ===================  ============
IDENTIFIABLE ASSETS:
Printing Solutions. . . . . . .  $     410,087   $          431,353   $   345,849
Advanced Surface Finishing. . .        136,436              177,253       426,869
Electronics Manufacturing . . .         95,961              132,296        91,665
Corporate . . . . . . . . . . .         65,409               49,983        20,442
                                 --------------  -------------------  ------------
Consolidated Assets . . . . . .  $     707,893   $          790,885   $   884,825
                                 ==============  ===================  ============


Worldwide operations are summarized by geographic region (determined by customer location) in the following table:

(In  thousands)


                             UNITED     OTHER                 ASIA
                             STATES     AMERICAS   EUROPE     PACIFIC   CONSOLIDATED
                             ---------  ---------  ---------  --------  --------------

Year Ended December 31,
---------------------------
2002
---------------------------
Net sales to unaffiliated
customers . . . . . . . . .  $274,759   $  20,376  $275,179   $117,247  $     687,561
Operating profit (loss) . .    27,841       4,970    (1,266)    20,211         51,756
Identifiable assets . . . .   304,546      26,811   323,772     52,764        707,893
Nine Months Ended December
---------------------------
31, 2001
---------------------------
Net sales to unaffiliated
customers . . . . . . . . .  $226,638   $  16,129  $205,465   $ 85,628  $     533,860
Operating profit (loss) . .   (51,413)      3,811    18,933     13,049        (15,620)
Identifiable assets . . . .   205,625      19,950   481,842     83,468        790,885
Year Ended March 31, 2001
---------------------------
Net sales to unaffiliated
customers . . . . . . . . .  $370,199   $  28,019  $261,141   $135,417  $     794,776
Operating profit. . . . . .    28,496       6,966    31,421     24,033         90,916
Identifiable assets . . . .   364,182      16,224   416,717     87,702        884,825


11.COMMON  AND  TREASURY  STOCK
The Corporation's Restated Certificate of Incorporation provides for 75 million authorized common shares.
Common shares issued are summarized in the following table at December 31, 2002 and 2001 and March 31, 2001:



                                                 SHARES
                                                 ----------
                                    December            31,  March 31,
                                    -----------  ----------  -----------
                                          2002         2001        2001
                                    -----------  ----------  -----------

COMMON STOCK:
Balance - beginning of period. . .  46,409,757   45,408,464  45,412,325
Shares issued - options exercised.     180,000           --          --
Shares issued - stock awards . . .     130,000           --          --
Shares cancelled - stock awards. .     (80,000)          --      (3,861)
Shares issued - warrants exercised          --    1,001,293          --
                                    -----------  ----------  -----------
Balance - end of period. . . . . .  46,639,757   46,409,757  45,408,464
                                    ===========  ==========  ===========



     Between December 29, 1999 and April 30, 2001, there were 1,001,352 warrants held by Citicorp Mezzanine Partners, L.P. ("Citicorp") which upon exercise of the warrants, shares of the Corporation's common stock would be issued. Under the terms of the warrants Citicorp may purchase the common shares at an exercise price of approximately $.001 per share, at any time between December 29,1999 and December 29, 2004, inclusive. On May 1, 2001, the Corporation issued 311,520 common shares upon the exercise of the same number of warrants by Citicorp and cancellation of 18 warrants to cover the exercise price. Then, on June 10, 2001 the Corporation issued 689,773 common shares upon the exercise of the same number of warrants by Citicorp and cancellation of 41 warrants to cover the exercise price. As a result, there are no longer any warrants for common stock of the Corporation outstanding.
     The Board of Directors has from time-to-time authorized the purchase of issued and outstanding shares of the Corporation's common stock. Any future repurchases under these authorizations will depend on various factors, including the market price of the shares, the Corporation's business and financial position and general economic and market conditions. Additional shares acquired pursuant to such authorization will be held in the Corporation's treasury and will be available for the Corporation to issue without further shareholder action (except as required by applicable law or the rules of any securities exchange on which the shares are then listed). Such shares may be used for various corporate purposes, including contributions under existing or future employee benefit plans, the acquisition of other businesses and the distribution of stock dividends. At December 31, 2002, there was a balance of such outstanding authorizations totaling 102,483 shares. Subsequently, the Board of Directors authorized an additional 1,000,000 shares, on February 25, 2003. Treasury stock activity is summarized in the following table for the year ended December 31, 2002, the transition year ended December 31, 2001 and the year ended March 31, 2001:




                                           SHARES
                                           ----------
                               December           31,   March 31,
                                     2002        2001        2001
                               ----------  ----------  ----------

TREASURY STOCK:
Balance - beginning of period  14,309,654  14,277,610  14,267,816
Shares acquired . . . . . . .      39,799      32,044       9,794
                               ----------  ----------  ----------
Balance - end of period . . .  14,349,453  14,309,654  14,277,610
                               ==========  ==========  ==========

12.LEASE  COMMITMENTS
The Corporation has leases that expire at various dates through 2011 for certain office and warehouse space, transportation, computer and other equipment. Contingent rentals are paid for warehouse space on the basis of the monthly quantities of materials stored and for transportation and other equipment on the basis of mileage or usage. Total rental expense for these leases amounted to $9,758 in fiscal 2002, $7,482 for transition year 2001 and $8,662 in fiscal year 2001, of which $877, $733 and $1,594, respectively, were contingent rentals. In addition, the Corporation has leased equipment at customers, which are generally subject to sublease agreements. Net rental expense for these sublease agreements amounted to income of $368 in fiscal 2002, $338 for transition year 2001 and expense of $1,849 in fiscal 2001.
     Minimum lease commitments under operating leases for the fiscal years subsequent to December 31, 2002 are as follows:

(In  thousands)


                                     NET
            COMMITMENTS   SUBLEASE   COMMITMENTS
            ------------  ---------  ------------

2003 . . .  $      9,140  $     167  $      8,973
2004 . . .         4,059         --         4,059
2005 . . .         3,286         --         3,286
2006 . . .         2,883         --         2,883
2007 . . .         2,530         --         2,530
Thereafter         2,649         --         2,649
            ------------  ---------  ------------
   Total .  $     24,547  $     167  $     24,380
            ============  =========  ============

13.OTHER  INCOME  (EXPENSE)
The major components of other income (expense) for the year ended December 31, 2002, nine months ended December 31, 2001 and year ended March 31, 2001 were as follows:

(In  thousands)


                                Year Ended      Nine Months Ended   Year Ended
                                December 31,    December 31,        March 31,
                                --------------  ------------------  -----------
                                         2002                2001         2001
                                --------------  ------------------  -----------
Miscellaneous income:
Foreign exchange                $         650                 ---          ---
Joint ventures                             40                 ---          ---
                                --------------  ------------------  -----------
   Total miscellaneous income   $         690                 ---          ---
                                ==============  ==================  ===========

Miscellaneous expense:
Interest rate swaps                   ($2,611)               (410)         ---
Foreign exchange                          ---                (362)        (475)
Joint ventures                            ---                 ---       (1,438)
Other. . . . . . . . . . . . .           (686)               (431)        (822)
                                --------------  ------------------  -----------
   Total miscellaneous expense        ($3,297)            ($1,203)     ($2,735)
                                ==============  ==================  ===========


14.CONTINGENCIES,  ENVIRONMENTAL  AND  LEGAL  MATTERS
Environmental  Issues:
The nature of the Corporation's operations, as manufacturers and distributors of specialty chemicals and systems, and products, including raw materials, expose it to the risk of liabilities or claims with respect to environmental cleanup or other matters, including those in connection with the disposal of hazardous materials. As such, the Corporation is subject to extensive U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing: discharges of pollutants into the air and water; the management and disposal of hazardous substances and wastes; and the cleanup of contaminated properties. The Corporation has incurred, and will continue to incur, significant costs and capital expenditures in complying with these laws and regulations. The Corporation could incur significant additional costs, including cleanup costs, fines and sanctions and third-party claims, as a result of violations of or liabilities under environmental laws. In order to ensure compliance with applicable environmental, health and safety laws and regulations, the Corporation maintains a disciplined environmental and occupational safety and health compliance program, which includes conducting regular internal and external audits at its plants to identify and categorize potential environmental exposure.
     The Corporation has been named as a potentially responsible party ("PRP") at three Superfund sites. There are many other PRPs involved at each of these sites. The Corporation has recorded its best estimate of liabilities in connection with site clean-up based upon the extent of its involvement, the number of PRPs and estimates of the total costs of the site clean-up that reflect the results of environmental investigations and remediation estimates produced by remediation contractors. While the ultimate costs of such liabilities are difficult to predict, the Corporation does not expect that its costs associated with these sites will be material.
     In addition, some of the Corporation's facilities have an extended history of chemical processes or other industrial activities. Contaminants have been detected at some of these sites, with respect to which the Corporation is conducting environmental investigations and/or cleanup activities. These sites include certain sites acquired in the December 1998 acquisition of W. Canning plc, such as the Kearny, New Jersey and Waukegan, Illinois sites. The Corporation has established an environmental remediation reserve, predominantly attributable to those Canning sites that it believes will require environmental remediation. With respect to those sites, it also believes that its Canning subsidiary is entitled under the acquisition agreement to withhold a deferred purchase price payment of approximately $2,000. The Corporation estimates the range of cleanup costs at its Canning sites between $2,000 and $5,000. Investigations into the extent of contamination, however, are ongoing with respect to some of these sites. To the extent the Corporation's liabilities exceed $2,000, it may be entitled to additional indemnification payments. Such recovery may be uncertain, however, and would likely involve significant litigation expense. The Corporation does not anticipate that it will be materially affected by environmental remediation costs, or any related claims, at any contaminated sites, including the Canning sites. It is difficult, however, to predict the final costs and timing of costs of site remediation. Ultimate costs may vary from current estimates and reserves, and the discovery of additional contaminants at these or other sites or the imposition of additional cleanup obligations, or third-party claims relating thereto, could result in significant additional costs.
Legal  Proceedings:
On June 25, 2002, the U.S. Environmental Protection Agency brought an administrative complaint against the Adams, Massachusetts manufacturing facility owned by MacDermid Graphic Arts, Inc., alleging that the facility violated certain regulations and permit requirements regarding air emissions and related record keeping matters. The allegations arise primarily out of conduct that allegedly occurred prior to the Corporation's acquisition of the facility through its December 1999 acquisition of Polyfibron Technologies, Inc. The Corporation has entered into a settlement with the EPA regarding these allegations. The settlement required a payment of $230 and resolved the issues alleged.
     On January 30, 1997, the Corporation was served with a subpoena from a federal grand jury in Connecticut requesting certain documents relating to an accidental spill from its Huntingdon Avenue, Waterbury, Connecticut facility that occurred in November of 1994, together with other information relating to operations and compliance at the Huntingdon Avenue facility. The Corporation was subsequently informed that it is a subject of the grand jury's investigation in connection with alleged criminal violations of the federal Clean Water Act pertaining to its wastewater handling practices. In addition, two of the Corporation's former employees, who worked at the Huntington Avenue facility, pled guilty in early 2001 to misdemeanor violations under the Clean Water Act in connection with the above matter. These individuals were sentenced to fines of $25 and $10 and 2 years probation, as well as community service.
     In a separate matter, on July 26, 1999, the Corporation was named in a civil lawsuit commenced in the Superior Court of the State of Connecticut brought by the Connecticut Department of Environmental Protection alleging various compliance violations at its Huntingdon Avenue and Freight Street locations between the years 1992 through 1998 relating to wastewater discharges and the management of waste materials. The complaint alleges violations of its permits issued under the Federal Clean Water Act and the Resource Conservation and Recovery Act, as well as procedural, notification and other requirements of Connecticut's environmental regulations over the foregoing period of time.
     The Corporation voluntarily resolved both of these matters on November 28, 2001. As a result, MacDermid, Incorporated is required to pay fines and penalties totaling $2,500, without interest, over six quarterly installments. As of December 31, 2002, the Corporation has paid $2,042 and will pay the remaining amount of $458 during the quarter ending March 31, 2003. In addition, the Corporation is required to pay $1,550 to various local charitable and environmental organizations and causes. As of December 31, 2002, the Corporation has paid $1,420 and a final payment for these donations of $130 will be paid on April 30, 2003. The Corporation has been placed on probation for two years and will perform certain environmental audits, as well as other environmentally related actions. The Corporation had recorded liabilities during the negotiation period and therefore its results of operations and financial position were not affected by these arrangements.
     Various other legal proceedings are pending against the Corporation. The Corporation considers all such proceedings to be ordinary litigation incident to the nature of its business. Certain claims are covered by liability insurance. The Corporation believes that the resolution of these claims to the extent not covered by insurance will not, individually or in the aggregate, have a material adverse effect on its financial position or results of operations. 15.FINANCIAL INFORMATION FOR GUARANTORS OF THE CORPORATION'S BOND OFFERING The Corporation issued 9 1/8% Senior Subordinated Notes ("Bond Offering") effective June 20, 2001, for the face amount of $301,500, which pay interest semiannually on January 15th and July 15th and mature in 2011. The proceeds were used to pay down existing long-term debt. This Bond Offering is guaranteed by substantially all existing and future directly or indirectly wholly-owned domestic restricted subsidiaries of the Corporation ("Guarantors"). The Guarantors, fully, jointly and severally, irrevocably and unconditionally guarantee the performance and payment when due of all the obligations under the Bond Offering. The Corporation's unrestricted subsidiaries that result from the January 2001 Eurocir acquisition and its foreign subsidiaries are not guarantors of the indebtedness under the Bond Offering. The following financial information is presented to give additional disclosures to the Corporation's Consolidated Financial Statements, with respect to: a) MacDermid, Incorporated (as the issuer), b) the Guarantors, c) the non-guarantor subsidiaries, d) the unrestricted non-guarantor subsidiaries, e) elimination entries and f) the Corporation on a consolidated basis for and as of the fiscal year ended December 31, 2002, the transition year ended December 31, 2001 and the fiscal year ended March 31, 2001. The equity method has been used by the Corporation with respect to investments in subsidiaries. The equity method also has been used by subsidiary guarantors with respect to investments in non-guarantor subsidiaries and by subsidiary non-guarantors with respect to investments in unrestricted non-guarantor subsidiaries. Financial statements for subsidiary guarantors are presented as a combined entity. The financial information includes certain allocations of revenues and expenses based on management's best estimates which is not necessarily indicative of financial position, results of operations and cash flows that these entities would have achieved on a stand-alone basis and should be read in conjunction with the Consolidated Financial Statements of the Corporation.


CONSOLIDATED  STATEMENTS  OF  EARNINGS  YEAR  ENDED  DECEMBER  31,  2002

                                                                                                            MACDERMID
                                                                           UNRESTRICTED                    INCORPORATED

                            MACDERMID       GUARANTOR      NONGUARANTOR    NONGUARANTOR                        AND
                           INCORPORATED    SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS    SUBSIDIARIES
                          --------------  --------------  --------------  --------------  --------------  --------------
Net sales. . . . . . . .  $      95,004   $     182,348   $     345,281   $      80,485   $     (15,557)  $     687,561
Cost of sales. . . . . .         63,916          89,510         194,729          72,196         (15,557)        404,794
                          --------------  --------------  --------------  --------------  --------------  --------------
Gross profit . . . . . .         31,088          92,838         150,552           8,289              --         282,767
Operating expenses:
Selling, technical and
administrative . . . . .         48,882          40,393          93,866           6,273              --         189,414
Amortization of
intangibles. . . . . . .          3,208           1,907           1,084              27              --           6,226
Impairment and
restructuring costs. . .            470           7,512              --          27,389              --          35,371
                          --------------  --------------  --------------  --------------  --------------  --------------
                                 52,560          49,812          94,950          33,689              --         231,011
                          --------------  --------------  --------------  --------------  --------------  --------------
Operating profit (loss).        (21,472)         43,026          55,602         (25,400)             --          51,756
Other income (expense):
Equity in earnings of
subsidiaries . . . . . .         28,969           8,467         (28,026)             --          (9,410)             --
Interest income. . . . .             70              88             417              33              --             608
Interest expense . . . .        (22,795)         (5,106)         (5,268)         (2,664)             --         (35,833)
Miscellaneous, net . . .         (2,528)            194            (317)             44              --          (2,607)
                          --------------  --------------  --------------  --------------  --------------  --------------
                                  3,716           3,643         (33,194)         (2,587)         (9,410)        (37,832)
                          --------------  --------------  --------------  --------------  --------------  --------------

Earnings (loss) before
taxes. . . . . . . . . .        (17,756)         46,669          22,408         (27,987)         (9,410)         13,924
Income taxes benefit
(expense). . . . . . . .         27,105         (17,700)        (13,941)             81              --          (4,455)
Minority interest. . . .             --              --              --            (120)             --            (120)
                          --------------  --------------  --------------  --------------  --------------  --------------
Net earnings (loss). . .  $       9,349   $      28,969   $       8,467   $     (28,026)  $      (9,410)  $       9,349
                          ==============  ==============  ==============  ==============  ==============  ==============




CONSOLIDATED  STATEMENTS  OF  EARNINGS  NINE  MONTHS  ENDED  DECEMBER  31,  2001

                                                                                                            MACDERMID
                                                                           UNRESTRICTED                    INCORPORATED

                            MACDERMID       GUARANTOR      NONGUARANTOR    NONGUARANTOR                        AND
                           INCORPORATED    SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS    SUBSIDIARIES
                          --------------  --------------  --------------  --------------  --------------  --------------
Net sales. . . . . . . .  $      80,810   $     151,899   $     260,857   $      55,633   $     (15,339)  $     533,860
Cost of sales. . . . . .         56,389          84,740         150,112          50,309         (15,339)        326,211
                          --------------  --------------  --------------  --------------  --------------  --------------
Gross profit . . . . . .         24,421          67,159         110,745           5,324              --         207,649
Operating expenses:
Selling, technical and
administrative . . . . .         31,966          38,866          68,845           4,442              --         144,119
Amortization of
intangibles. . . . . . .          3,095           2,489             473              27              --           6,084
Impairment and
restructuring costs. . .          9,108          61,986           1,972              --              --          73,066
                          --------------  --------------  --------------  --------------  --------------  --------------
                                 44,169         103,341          71,290           4,469              --         223,269
                          --------------  --------------  --------------  --------------  --------------  --------------
Operating profit (loss).        (19,748)        (36,182)         39,455             855              --         (15,620)
Other income (expense):
Equity in earnings of
subsidiaries . . . . . .        (29,106)         24,551            (879)             --           5,434              --
Interest income. . . . .            127             176             479              20              --             802
Interest expense . . . .        (15,539)        (11,261)            787          (2,278)             --         (28,291)
Miscellaneous, net . . .            950             (14)         (2,146)              7              --          (1,203)
                          --------------  --------------  --------------  --------------  --------------  --------------
                                (43,568)         13,452          (1,759)         (2,251)          5,434         (28,692)
                          --------------  --------------  --------------  --------------  --------------  --------------

Earnings (loss) before
taxes. . . . . . . . . .        (63,316)        (22,730)         37,696          (1,396)          5,434         (44,312)
Income taxes benefit
(expense). . . . . . . .         34,404          (6,376)        (13,145)            627              --          15,510
Minority interest. . . .             --              --              --            (110)             --            (110)
                          --------------  --------------  --------------  --------------  --------------  --------------
Net earnings (loss). . .  $     (28,912)  $     (29,106)  $      24,551   $        (879)  $       5,434   $     (28,912)
                          ==============  ==============  ==============  ==============  ==============  ==============


CONSOLIDATED  STATEMENTS  OF  EARNINGS  YEAR  ENDED  MARCH  31,  2001

                                                                                                             MACDERMID
                                                                            UNRESTRICTED                    INCORPORATED

                             MACDERMID       GUARANTOR      NONGUARANTOR    NONGUARANTOR                        AND
                            INCORPORATED    SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS    SUBSIDIARIES
                           --------------  --------------  --------------  --------------  --------------  --------------
Net sales . . . . . . . .  $     165,367   $     246,335   $     412,672   $      21,978   $     (51,576)  $     794,776
Cost of sales . . . . . .        115,020         144,421         230,694          20,651         (51,576)        459,210
                           --------------  --------------  --------------  --------------  --------------  --------------
Gross profit. . . . . . .         50,347         101,914         181,978           1,327              --         335,566
Operating expenses:
Selling, technical and
administrative. . . . . .         43,968          52,558         112,936           1,611              --         211,073
Amortization of
intangibles . . . . . . .          6,101          10,367           3,804             369              --          20,641
Impairment,
restructuring and merger
costs . . . . . . . . . .             --          12,081             855              --              --          12,936
                           --------------  --------------  --------------  --------------  --------------  --------------
                                  50,069          75,006         117,595           1,980              --         244,650
                           --------------  --------------  --------------  --------------  --------------  --------------
Operating profit (loss) .            278          26,908          64,383            (653)             --          90,916
Other income (expense):
Equity in earnings of
subsidiaries. . . . . . .         39,928          38,003          (1,010)             --         (76,921)             --
Interest income . . . . .            394           1,118             488               7              --           2,007
Interest expense. . . . .        (13,272)        (14,762)         (6,491)           (726)             --         (35,251)
Miscellaneous, net. . . .            203          (2,409)           (817)            288              --          (2,735)
                           --------------  --------------  --------------  --------------  --------------  --------------
                                  27,253          21,950          (7,830)           (431)        (76,921)        (35,979)
                           --------------  --------------  --------------  --------------  --------------  --------------

Earnings (loss) before
taxes . . . . . . . . . .         27,531          48,858          56,553          (1,084)        (76,921)         54,937
Income taxes benefit
(expense) . . . . . . . .          7,273          (8,930)        (18,550)             74              --         (20,133)
                           --------------  --------------  --------------  --------------  --------------  --------------
Net earnings (loss) . . .  $      34,804   $      39,928   $      38,003   $      (1,010)  $     (76,921)  $      34,804
                           ==============  ==============  ==============  ==============  ==============  ==============


CONSOLIDATED  BALANCE  SHEET  DECEMBER  31,  2002

                                                                                                           MACDERMID
                                                                          UNRESTRICTED                   INCORPORATED

                            MACDERMID      GUARANTOR      NONGUARANTOR    NONGUARANTOR                        AND
                          INCORPORATED   SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS    SUBSIDIARIES
                          -------------  --------------  --------------  --------------  --------------  -------------
ASSETS
------------------------
Current assets:
Cash and equivalents . .  $      14,153  $       2,314   $      15,214   $         338   $          --   $      32,019
Accounts receivables,
net. . . . . . . . . . .         10,561         21,322          98,228          12,695              --         142,806
Due (to)/from affiliates        132,264        (69,017)        (36,066)        (27,181)             --              --
Inventories. . . . . . .          9,002         26,269          42,497           7,970              --          85,738
Prepaid expenses . . . .            488          1,323           3,646              --              --           5,457
Deferred income taxes. .         17,059             --           4,587             952              --          22,598
                          -------------  --------------  --------------  --------------  --------------  -------------
Total current assets . .        183,527        (17,789)        128,106          (5,226)             --         288,618
                          -------------  --------------  --------------  --------------  --------------  -------------

Property, plant and
equipment, net . . . . .         15,100         42,779          55,129          19,573              --         132,581
Goodwill, net. . . . . .         21,680         68,574         103,946              --              --         194,200
Intangibles, net . . . .             --          6,686          25,049              90              --          31,825
Deferred income taxes. .         31,312             --             185             689              --          32,186
Investments in
subsidiaries . . . . . .        314,126        225,676         (21,318)             --        (518,484)             --
Other assets, net. . . .          8,173         10,130           8,537           1,643              --          28,483
                          -------------  --------------  --------------  --------------  --------------  -------------
                          $     573,918  $     336,056   $     299,634   $      16,769   $    (518,484)  $     707,893
                          =============  ==============  ==============  ==============  ==============  =============



                                                                                                              MACDERMID
                                                                             UNRESTRICTED                    INCORPORATED

                              MACDERMID       GUARANTOR      NONGUARANTOR    NONGUARANTOR                        AND
                            INCORPORATED    SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS    SUBSIDIARIES
                            --------------  --------------  --------------  --------------  --------------  --------------
LIABILITIES AND
SHAREHOLDERS'
EQUITY
Current liabilities:
Notes payable. . . . . . .  $          --   $          --   $       1,792   $       3,332   $          --   $       5,124
Current installments of
long term obligations. . .             --             146             391           5,693              --           6,230
Accounts payable . . . . .         11,208           7,975          30,347          14,289              --          63,819
Dividend payable . . . . .            646              --              --              --              --             646
Accrued compensation . . .          2,883           2,756           5,244             677              --          11,560
Accrued interest . . . . .         12,953              --              11              79              --          13,043
Accrued expenses other . .         16,061           7,494          19,336           2,068              --          44,959
Income taxes . . . . . . .         (4,763)          2,804           6,201            (515)             --           3,727
                            --------------  --------------  --------------  --------------  --------------  --------------
Total current liabilities.         38,988          21,175          63,322          25,623              --         149,108

Long-term obligations. . .        301,732             705             719           8,657              --         311,813
Accrued postretirement . .         15,462              --           4,226              --              --          19,688
Other long term. . . . . .             (2)             50             972             118              --           1,138
Deferred income taxes. . .             --              --           4,719             816              --           5,535
                            --------------  --------------  --------------  --------------  --------------  --------------
   Total liabilities . . .        356,180          21,930          73,958          35,214              --         487,282
Minority interests . . . .             --              --              --           2,873              --           2,873

Shareholders' equity:
Common stock . . . . . . .         46,640             (50)          3,760               3          (3,713)         46,640
Additional paid-in capital         21,261         207,741         109,614          10,260        (327,615)         21,261
Retained earnings. . . . .        225,387         115,397         115,205         (29,917)       (200,685)        225,387
Accumulated other
comprehensive income:
Foreign currency
translation. . . . . . . .         (5,372)         (8,962)         (2,903)         (1,664)         13,529          (5,372)
Additional minimum
pension liability. . . . .        (10,414)             --              --              --              --         (10,414)
Less cost common shares
in treasury. . . . . . . .        (59,764)             --              --              --              --         (59,764)
                            --------------  --------------  --------------  --------------  --------------  --------------
Total shareholders' equity        217,738         314,126         225,676         (21,318)       (518,484)        217,738
                            --------------  --------------  --------------  --------------  --------------  --------------

                            $     573,918   $     336,056   $     299,634   $      16,769   $    (518,484)  $     707,893
                            ==============  ==============  ==============  ==============  ==============  ==============



CONSOLIDATED  BALANCE  SHEET  DECEMBER  31,  2001

                                                                                                           MACDERMID
                                                                          UNRESTRICTED                   INCORPORATED

                            MACDERMID      GUARANTOR      NONGUARANTOR    NONGUARANTOR                        AND
                          INCORPORATED   SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS    SUBSIDIARIES
                          -------------  --------------  --------------  --------------  --------------  -------------
ASSETS
------------------------
Current assets:
Cash and equivalents . .  $       4,419  $       1,881   $      10,261   $         506   $          --   $      17,067
Accounts receivables,
net. . . . . . . . . . .         14,361         28,107         106,645          15,117              --         164,230
Due (to)/from affiliates        246,066       (184,474)        (39,295)        (22,297)             --              --
Inventories. . . . . . .         17,442         35,849          49,314           8,429              --         111,034
Prepaid expenses . . . .            779          2,707           4,582              --              --           8,068
Deferred income taxes. .          9,781             --           3,451             599              --          13,831
                          -------------  --------------  --------------  --------------  --------------  -------------
Total current assets . .        292,848       (115,930)        134,958           2,354              --         314,230
                          -------------  --------------  --------------  --------------  --------------  -------------

Property, plant and
equipment, net . . . . .         20,231         57,730          54,702          19,819              --         152,482
Goodwill, net. . . . . .         16,056         80,221          99,187          27,107              --         222,571
Intangibles, net . . . .             --         11,219          26,106             100              --          37,425
Deferred income taxes. .         28,376             --           2,624           1,109              --          32,109
Investments in
subsidiaries . . . . . .        231,820        224,640           9,192              --        (465,652)             --
Other assets, net. . . .         12,153          9,325           9,649             941              --          32,068
                          -------------  --------------  --------------  --------------  --------------  -------------
                          $     601,484  $     267,205   $     336,418   $      51,430   $    (465,652)  $     790,885
                          =============  ==============  ==============  ==============  ==============  =============




                                                                                                              MACDERMID
                                                                             UNRESTRICTED                    INCORPORATED

                              MACDERMID       GUARANTOR      NONGUARANTOR    NONGUARANTOR                        AND
                            INCORPORATED    SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS    SUBSIDIARIES
                            --------------  --------------  --------------  --------------  --------------  --------------
LIABILITIES AND
SHAREHOLDERS'
EQUITY
Current liabilities:
Notes payable. . . . . . .  $          --   $          --   $       5,898   $       7,063   $          --   $      12,961
Current installments of
long term obligations. . .             --             148             482           4,984              --           5,614
Accounts payable . . . . .          8,630           9,091          28,649          15,018              --          61,388
Dividend payable . . . . .            643              --              --              --              --             643
Accrued compensation . . .          1,830           3,270           4,334             634              --          10,068
Accrued interest . . . . .         14,486              --              21              --              --          14,507
Accrued expenses other . .         21,639          14,980          19,783           1,909              --          58,311
Income taxes . . . . . . .         (2,533)          7,785           5,214               2              --          10,468
                            --------------  --------------  --------------  --------------  --------------  --------------
Total current liabilities.         44,695          35,274          64,381          29,610              --         173,960

Long-term obligations. . .        349,140             802          34,733           9,113              --         393,788
Accrued postretirement . .          4,218              --           8,055              35              --          12,308
Other long term. . . . . .             --              71             210              --              --             281
Deferred income taxes. . .             --            (762)          4,399             727              --           4,364
                            --------------  --------------  --------------  --------------  --------------  --------------
Total liabilities. . . . .        398,053          35,385         111,778          39,485              --         584,701
Minority interests . . . .             --              --              --           2,753              --           2,753

Shareholders' equity:
Common stock . . . . . . .         46,410             (99)          3,809               3          (3,713)         46,410
Additional paid-in capital         16,923         125,936         100,248          10,260        (236,444)         16,923
Retained earnings. . . . .        218,619         126,625         135,166          (1,891)       (259,900)        218,619
Accumulated other
comprehensive income:
Foreign currency
translation. . . . . . . .        (16,349)        (20,642)        (14,583)            820          34,405         (16,349)
Additional minimum
pension liability. . . . .         (2,954)             --              --              --              --          (2,954)
Hedging activities . . . .           (276)             --              --              --              --            (276)
Less cost common shares
in treasury. . . . . . . .        (58,942)             --              --              --              --         (58,942)
                            --------------  --------------  --------------  --------------  --------------  --------------
Total shareholders' equity        203,431         231,820         224,640           9,192        (465,652)        203,431
                            --------------  --------------  --------------  --------------  --------------  --------------

                            $     601,484   $     267,205   $     336,418   $      51,430   $    (465,652)  $     790,885
                            ==============  ==============  ==============  ==============  ==============  ==============


CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS  YEAR  ENDED  DECEMBER  31,  2002

                                                                                                               MACDERMID
                                                                              UNRESTRICTED                    INCORPORATED

                               MACDERMID       GUARANTOR      NONGUARANTOR    NONGUARANTOR                        AND
                             INCORPORATED    SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS    SUBSIDIARIES
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash flows from
operating activities:
Net earnings. . . . . . . .          9,349          28,969           8,467         (28,026)         (9,410)          9,349
Adjustments to reconcile
net earnings to net cash
provided by operating
activities:
Depreciation. . . . . . . .          2,372           6,293           7,696           4,598              --          20,959
Amortization. . . . . . . .          3,208           1,907           1,084              27              --           6,226
Provision for bad debts . .            750             468           3,555             519              --           5,292
Deferred income taxes . . .         (7,683)             40           2,351             298              --          (4,994)
Stock compensation. . . . .          3,376             606              46              --              --           4,028
Minority interests. . . . .             --              --              --             120              --             120
Equity in
(earnings)/losses of
subsidiaries. . . . . . . .        (28,969)         (8,467)         28,026              --           9,410              --
Impairment charge . . . . .            470           7,512              --          27,389              --          35,371
Changes in assets and
liabilities net of effects
of acquisitions and
dispositions:
Decrease (increase) in
receivables . . . . . . . .          3,048           6,318          14,241           4,077              --          27,684
Decrease (increase) due
to/from affiliates. . . . .            764           7,361          (9,185)          1,060              --              --
Decrease (increase) in
inventories . . . . . . . .          8,440           9,579          11,294           1,758              --          31,071
Decrease (increase) in
prepaid expenses. . . . . .            291           1,384           1,209              --              --           2,884
Increase (decrease) in
accounts payable. . . . . .          2,581          (1,116)         (2,064)         (3,052)             --          (3,651)
Increase (decrease) in
accrued expenses. . . . . .          9,164          (5,856)         (6,838)             75              --          (3,455)
Increase (decrease) in
income tax liabilities. . .         (4,765)         (4,982)            704            (466)             --          (9,509)
Other . . . . . . . . . . .         13,655          (1,305)         (6,792)           (740)             --           4,818
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash flows provided by
operating activities. . . .         16,051          48,711          53,794           7,637              --         126,193
                             --------------  --------------  --------------  --------------  --------------  --------------

Cash flows from
Investing activities:
Capital expenditures. . . .         (1,020)         (2,303)         (2,575)         (1,379)             --          (7,277)
Proceeds from
disposition of fixed
assets. . . . . . . . . . .            507           1,998             226             159              --           2,890
Net cash flows (used in)
                             --------------  --------------  --------------  --------------  --------------  --------------
investing activities. . . .           (513)           (305)         (2,349)         (1,220)             --          (4,387)
                             --------------  --------------  --------------  --------------  --------------  --------------

Financing activities:
Short-term (repayments)
borrowings - net. . . . . .         47,345         (34,516)        (25,019)         (6,166)             --         (18,356)
Long-term borrowings. . . .         79,599              --              --           3,012              --          82,611
Long-term repayments. . . .       (158,507)             --          (6,198)         (3,571)             --        (168,276)
Exercise of stock options .            360              --              --              --              --             360
Acquisition of treasury
stock . . . . . . . . . . .           (822)             --              --              --              --            (822)
Dividends paid. . . . . . .         26,221         (13,457)        (15,345)             --              --          (2,581)
                             --------------  --------------  --------------  --------------  --------------  --------------
Net cash flows provided
by/(used in) financing
activities. . . . . . . . .         (5,804)        (47,973)        (46,562)         (6,725)             --        (107,064)
                             --------------  --------------  --------------  --------------  --------------  --------------

Effect of exchange rate
changes on cash and
cash equivalents. . . . . .             --              --              70             140              --             210
                             --------------  --------------  --------------  --------------  --------------  --------------

Net increase (decrease)
in cash and cash
equivalents . . . . . . . .          9,734             433           4,953            (168)             --          14,952
Cash and cash
equivalents at beginning
of year . . . . . . . . . .          4,419           1,881          10,261             506              --          17,067
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash and cash
equivalents at end of
year. . . . . . . . . . . .  $      14,153   $       2,314   $      15,214   $         338   $          --   $      32,019
                             ==============  ==============  ==============  ==============  ==============  ==============


CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS  NINE  MONTHS  ENDED  DECEMBER  31,  2001

                                                                                                               MACDERMID
                                                                              UNRESTRICTED                    INCORPORATED

                               MACDERMID       GUARANTOR      NONGUARANTOR    NONGUARANTOR                        AND
                             INCORPORATED    SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS    SUBSIDIARIES
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash flows from
operating activities:
Net earnings. . . . . . . .        (28,912)        (29,106)         24,551            (879)          5,434         (28,912)
Adjustments to reconcile
net earnings to net cash
provided by operating
activities:
Depreciation. . . . . . . .          2,998           5,736           6,035           3,221              --          17,990
Amortization. . . . . . . .          3,095           2,489             473              27              --           6,084
Provision for bad debts . .          1,774           1,877           2,072             263              --           5,986
Deferred income taxes . . .        (27,134)           (319)            421            (918)             --         (27,950)
Stock compensation. . . . .            664              --              --              --              --             664
Minority interests. . . . .             --              --              --             110              --             110
Equity in
(earnings)/losses of
subsidiaries. . . . . . . .         29,106         (24,551)            879              --          (5,434)             --
Impairment charge . . . . .          7,720          42,110           1,972              --              --          51,802
Changes in assets and
liabilities net of effects
of acquisitions and
dispositions:
Decrease (increase) in
receivables . . . . . . . .          5,663           6,257          10,447           2,251              --          24,618
Decrease (increase) due
to/from affiliates. . . . .         (4,247)           (772)          5,221            (202)             --              --
Decrease (increase) in
inventories . . . . . . . .         10,280          13,323           5,539           1,194              --          30,336
Decrease (increase) in
prepaid expenses. . . . . .         (1,512)           (259)             45              17              --          (1,709)
Increase (decrease) in
accounts payable. . . . . .         (5,331)         (5,914)         (5,352)         (3,502)             --         (20,099)
Increase (decrease) in
accrued expenses. . . . . .         17,755            (528)         (2,389)           (569)             --          14,269
Increase (decrease) in
income tax liabilities. . .          1,477           3,650          (5,127)           (102)             --            (102)
Other . . . . . . . . . . .         (5,043)         14,467           1,785            (731)             --          10,478
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash flows provided by
operating activities: . . .          8,353          28,460          46,572             180              --          83,565
                             --------------  --------------  --------------  --------------  --------------  --------------

Cash flows from
investing activities:
Capital expenditures. . . .           (242)         (1,023)         (2,643)         (3,026)             --          (6,934)
Proceeds from
disposition of fixed
assets. . . . . . . . . . .            202               7           1,974             248              --           2,431
Net cash flows (used in)
                             --------------  --------------  --------------  --------------  --------------  --------------
investing activities. . . .            (40)         (1,016)           (669)         (2,778)             --          (4,503)
                             --------------  --------------  --------------  --------------  --------------  --------------

Financing activities:
Short-term (repayments)
borrowings - net. . . . . .         83,552         (11,223)        (74,783)           (368)             --          (2,822)
Long-term borrowings. . . .        336,500              --          47,357           4,489              --         388,346
Long-term repayments. . . .       (428,406)         (9,812)         (7,427)         (2,456)             --        (448,101)
Bond financing fees . . . .         (8,837)             --              --              --              --          (8,837)
Acquisition of treasury
stock . . . . . . . . . . .           (635)             --              --              --              --            (635)
Dividends paid. . . . . . .          9,629          (6,761)         (4,797)             --              --          (1,929)
                             --------------  --------------  --------------  --------------  --------------  --------------
Net cash flows provided
by/(used in) financing
activities. . . . . . . . .         (8,197)        (27,796)        (39,650)          1,665              --         (73,978)
                             --------------  --------------  --------------  --------------  --------------  --------------

Effect of exchange rate
changes on cash and
cash equivalents. . . . . .              2              --            (577)             12              --            (563)
                             --------------  --------------  --------------  --------------  --------------  --------------

Net increase (decrease)
in cash and cash
equivalents . . . . . . . .            118            (352)          5,676            (921)             --           4,521
Cash and cash
equivalents at beginning
of year . . . . . . . . . .          4,301           2,233           4,585           1,427              --          12,546
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash and cash
equivalents at end of
year. . . . . . . . . . . .  $       4,419   $       1,881   $      10,261   $         506   $          --   $      17,067
                             ==============  ==============  ==============  ==============  ==============  ==============



CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS  YEAR  ENDED  MARCH  31,  2001

                                                                                                               MACDERMID
                                                                              UNRESTRICTED                    INCORPORATED

                               MACDERMID       GUARANTOR      NONGUARANTOR    NONGUARANTOR                        AND
                             INCORPORATED    SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS    SUBSIDIARIES
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash flows from
operating activities:
Net earnings. . . . . . . .         34,804          39,928          38,003          (1,010)        (76,921)         34,804
Adjustments to reconcile
net earnings to net cash
provided by operating
activities:
Depreciation. . . . . . . .          3,990           8,738           8,226           1,239              --          22,193
Amortization. . . . . . . .          6,101          10,367           3,804             369              --          20,641
Provision for bad debts . .          1,641           1,222             946              50              --           3,859
Deferred income taxes . . .         (2,573)         (4,899)          2,056             (63)             --          (5,479)
Stock compensation. . . . .             28              --              --              --              --              28
Equity in
(earnings)/losses of
subsidiaries. . . . . . . .        (39,928)        (38,003)          1,010              --          76,921              --
Impairment charge . . . . .             --           3,945             855              --              --           4,800
Changes in assets and
liabilities net of effects
of acquisitions and
dispositions:
Decrease (increase) in
receivables . . . . . . . .         12,836          (9,092)        (11,863)           (623)             --          (8,742)
Decrease (increase) due
to/from affiliates. . . . .         35,406         191,412        (246,509)         19,691              --              --
Decrease (increase) in
inventories . . . . . . . .          4,752         (12,576)         (6,838)         (1,469)             --         (16,131)
Decrease (increase) in
prepaid expenses. . . . . .          2,156           1,081          (2,783)            (19)             --             435
Increase (decrease) in
accounts payable. . . . . .         (2,849)         (2,996)          1,462           4,491              --             108
Increase (decrease) in
accrued expenses. . . . . .         (7,639)           (825)          1,695           1,677              --          (5,092)
Increase (decrease) in
income tax liabilities. . .         (1,214)           (451)          7,917            (434)             --           5,818
Other . . . . . . . . . . .         58,911        (142,953)         91,799          (5,929)             --           1,828
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash flows provided by/
(used in) operating
activities. . . . . . . . .        106,422          44,898        (110,220)         17,970              --          59,070
                             --------------  --------------  --------------  --------------  --------------  --------------

Cash flows from
Investing activities:
Capital expenditures. . . .         (5,193)         (3,019)        (11,443)         (2,782)             --         (22,437)
Proceeds from
disposition of fixed
assets. . . . . . . . . . .          3,986          (1,257)          3,982              73              --           6,784
Acquisition of
businesses. . . . . . . . .       (129,435)        (34,667)         95,129         (19,657)             --         (88,630)
Disposition of
businesses. . . . . . . . .            550              --           9,415              --              --           9,965
                             --------------  --------------  --------------  --------------  --------------  --------------
Net cash flows provided
by/(used in) investing
activities. . . . . . . . .       (130,092)        (38,943)         97,083         (22,366)             --         (94,318)
                             --------------  --------------  --------------  --------------  --------------  --------------

Financing activities:
Short-term (repayments)
borrowings - net. . . . . .         18,804         (34,701)         (4,873)          6,021              --         (14,749)
Long-term borrowings. . . .         17,000          50,000          38,344              --              --         105,344
Long-term repayments. . . .        (23,673)        (24,382)         (9,578)             --              --         (57,633)
Acquisition of treasury
stock . . . . . . . . . . .           (196)             --              --              --              --            (196)
Dividends paid. . . . . . .         10,295              --         (12,788)             --              --          (2,493)
All other . . . . . . . . .             --           2,632          (2,632)             --              --              --
                             --------------  --------------  --------------  --------------  --------------  --------------
Net cash flows provided
by/(used in) financing
activities. . . . . . . . .         22,230          (6,451)          8,473           6,021              --          30,273
                             --------------  --------------  --------------  --------------  --------------  --------------

Effect of exchange rate
changes on cash and
cash equivalents. . . . . .             (1)              4          (2,400)           (198)             --          (2,595)
                             --------------  --------------  --------------  --------------  --------------  --------------

Net increase (decrease)
in cash and cash
equivalents . . . . . . . .         (1,441)           (492)         (7,064)          1,427              --          (7,570)
Cash and cash
equivalents at beginning
of year . . . . . . . . . .          5,742           2,725          11,649              --              --          20,116
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash and cash
equivalents at end of
year. . . . . . . . . . . .  $       4,301   $       2,233   $       4,585   $       1,427   $          --   $      12,546
                             ==============  ==============  ==============  ==============  ==============  ==============

MANAGEMENT'S  STATEMENT  OF  FINANCIAL  RESPONSIBILITY
MacDermid,  Incorporated  (Logo)
245  Freight  Street
Waterbury,  CT  06702


To  The  Shareholders
MacDermid,  Incorporated
     The financial information in this report, including the audited consolidated financial statements, has been prepared by management. Preparation of consolidated financial statements and related data involves the use of judgment. Accounting principles used in preparing consolidated financial statements  are  those  that  are  generally  accepted  in  the  United  States.
     To safeguard Corporate assets, it is important to have a sound but dynamic system of internal controls and procedures that balances benefits and costs. The Corporation employs professional financial managers whose responsibilities include implementing and overseeing the financial control system, reporting on management's stewardship of assets entrusted to it by share owners and performing accurate and proper maintenance of the accounts.
     Management has long recognized its responsibility for conducting the affairs of the Corporation and its affiliates in an ethical and socially responsible manner. MacDermid, Incorporated is dedicated to the highest standards of integrity. Integrity is not an occasional requirement, but a continuing commitment.
     KPMG LLP conducts an objective, independent review of management's fulfillment of its obligations relating to the fairness of reported operating results and financial condition. Their report for 2002 appears below this statement.
     The Audit Committee of the Board of Directors, consisting solely of Directors independent of MacDermid, Incorporated, maintains an ongoing appraisal on behalf of the share owners of the effectiveness of the independent auditors and the Corporation's staff of financial and operating management with respect to the financial and internal controls.
/s/Gregory  M.  Bolingbroke                    /s/Daniel  H.  Leever
Senior Vice President, Treasurer and Corporate Controller Chairman of the Board and Chief Executive Officer

INDEPENDENT  AUDITORS'  REPORT
KPMG  LLP  (Logo)
Certified  Public  Accountants
One  Financial  Plaza
Hartford,  CT  06103-4103


The  Board  of  Directors  and  Shareholders
MacDermid,  Incorporated
     We have audited the accompanying consolidated balance sheets of MacDermid, Incorporated and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, comprehensive income, cash flows and changes in shareholders' equity for the year ended December 31, 2002, the nine months ended December 31, 2001 and the year ended March 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MacDermid, Incorporated and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the year ended December 31, 2002, the nine months ended December 31, 2001 and the year ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.
     As discussed in Note 1 to Consolidated Financial Statements, Summary of Significant Accounting Policies, effective April 1, 2001, the Corporation: 1) changed its method of accounting for employee stock options by adopting the fair value expense recognition provisions of Statement of Financial Accounting Standards ("SFAS") 123, Accounting for Stock-Based Compensation, 2) changed its method of accounting for derivatives to conform to the provisions of SFAS133, Accounting for Derivative Instruments and Hedging Activities, and 3) changed its method of accounting for goodwill and other intangibles to conform to the provisions of SFAS142, Goodwill and Other Intangible Assets.
/s/KPMG  LLP
February  4,  2003


FIVE  YEAR  SELECTED  FINANCIAL  DATA
(In  thousands,  except  per  share  amounts)

                                              Twelve Months Ended    Nine Months Ended    Twelve     Months     Ended
                                                  December 31,         December 31,                March 31,
                                                              2002                2001       2001        2000      1999
OPERATING RESULTS
--------------------------------------------  --------------------  -------------------  --------  ----------  --------
Net sales. . . . . . . . . . . . . . . . . .  $            687,561  $          533,860   $794,776  $  758,080  $612,801
Income (loss) before extraordinary charge. .  $              9,349  $          (28,912)  $ 34,804  $   49,120  $ 55,626
Net earnings (loss). . . . . . . . . . . . .  $              9,349  $          (28,912)  $ 34,804  $   45,358  $ 55,626
Diluted earnings (loss) per common share . .  $               0.29  $            (0.91)  $   1.07  $     1.40  $   1.72

FINANCIAL POSITION AT YEAR END
--------------------------------------------  --------------------  -------------------  --------  ----------  --------
Total assets . . . . . . . . . . . . . . . .  $            707,893  $          790,885   $884,825  $  790,492  $737,289
Long-term debt (includes short-term portion)  $            318,043  $          399,402   $461,136  $  406,697  $406,381

SHARE DATA
--------------------------------------------  --------------------  -------------------  --------  ----------  --------
Cash dividends per common share. . . . . . .  $               0.08  $             0.06   $   0.08  $     0.08  $   0.08


SELECTED  QUARTERLY  FINANCIAL  DATA
(UNAUDITED)
(In  thousands,  except  share  and  per  share  amounts)

                                      Fiscal       Year       2002         by       Quarters
                                    -----------  --------  ----------  ----------  ----------
                                       March       June    September    December     Total
                                    -----------  --------  ----------  ----------  ----------
Net sales. . . . . . . . . . . . .  $   166,956  $176,722  $  168,146  $ 175,737   $ 687,561
Gross profit . . . . . . . . . . .  $    69,421  $ 75,970  $   70,964  $  66,412   $ 282,767
Net earnings (loss). . . . . . . .  $     7,332  $  9,673  $    8,665  $ (16,321)  $   9,349
Diluted earnings per common
share. . . . . . . . . . . . . . .  $      0.23  $   0.30  $     0.27  $   (0.51)  $    0.29

                                    Transition   Year            2001  by          Quarters
                                    -----------  --------  ----------  ----------  ----------
                                    March        June      September   December    Total
                                    -----------  --------  ----------  ----------  ----------
Net sales. . . . . . . . . . . . .  n/a          $185,094  $  171,663  $ 177,103   $ 533,860
Gross profit . . . . . . . . . . .  n/a          $ 72,673  $   66,306  $  68,670   $ 207,649
Net earnings (loss). . . . . . . .  n/a          $  7,899  $    4,170  $ (40,981)  $ (28,912)
Diluted earnings per common share.  n/a          $   0.24  $     0.13  $   (1.28)  $   (0.91)



MARKET  RANGE  TRADING  RECORD

                                    2002                    2001
                                   -----                    -----
QUARTER . . . . . . . . .  High            Low     High            Low
                           ------          ------  ------          ------
March . . . . . . . . . .  $23.44          $16.49  $21.56          $15.70
June. . . . . . . . . . .  $23.49          $19.37  $18.85          $16.00
September . . . . . . . .  $22.16          $16.97  $18.00          $12.40
December. . . . . . . . .  $24.30          $19.18  $17.60          $11.49

Closing price December 31          $22.85                  $16.95


DIVIDEND  RECORD

                      2002                          2001
                     -------                       ------
           Record    Payable  Amount     Record    Payable  Amount
           Date      Date     Declared   Date      Date     Declared
           --------  -------  ---------  --------  -------  ---------
QUARTER
March . .   3/15/02   4/2/02  $    0.02   3/15/01   4/2/01  $    0.02
June. . .   6/17/02   7/1/02  $    0.02   6/15/01   7/3/01  $    0.02
September   9/16/02  10/1/02  $    0.02   9/15/01  10/2/01  $    0.02
December.  12/16/02   1/3/03  $    0.02  12/15/01   1/8/02  $    0.02


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

SEC  FORM  10-K:
The Annual Report and the SEC Form 10-K report, as well as, periodic reports on SEC Form 10-Q report are available at the Corporation's website (www.macdermid.com) as soon as practicable after the reports are filed with the SEC. These reports are also available without charge by written request to:
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

MARKET  &  DIVIDEND  INFORMATION:
The common shares of MacDermid, Incorporated are traded on the New York Stock Exchange (Symbol: MRD). Price and shares traded are listed in principal daily newspapers and are supplied by NYSE. Approximate number of Registered Holders as of March 1, 2003 is 800. CUSIP-554273 102.

ANNUAL  MEETING:
The Annual Meeting of Shareholders will be held on Wednesday, April 30, 2003 at 3:00 p.m., at the Corporate Headquarters, 245 Freight Street, Waterbury, CT.

INVESTORS  INFORMATION  SESSION:
In addition to the Annual Meeting of Shareholders noted above, MacDermid will also be holding a separate investors information session on Friday, May 2, 2003 at the Embassy Suites in Omaha, Nebraska at 2:00 p.m.