Form 10-K/A, Exhibit 13
period 2002-12-31
MACDERMID INC
filed 2003-03-27
CIK 61138

EXHIBIT 13
                 MACDERMID'S 2002 ANNUAL REPORT TO STOCKHOLDERS

KEY  OPERATING  METRICS
(In  thousands,  except  per  share  amounts)

                                                                 (unaudited) (1)
                                                     Twelve           Twelve
                                                  Months Ended     Months Ended     Twelve     Months     Ended
                                                  December 31,     December 31,              March 31,
                                                      2002             2001          2001       2000       1999
OPERATING RESULTS
------------------------------------------------  -------------  ----------------  --------  ----------  --------
Net sales. . . . . . . . . . . . . . . . . . . .  $     687,561  $       745,653   $794,776  $  758,080  $612,801
Gross profit . . . . . . . . . . . . . . . . . .  $     282,767  $       289,825   $335,566  $  343,386  $286,429
Net earnings (loss). . . . . . . . . . . . . . .  $       9,349  $       (24,300)  $ 34,804  $   45,358  $ 55,626
Add; the following items included in
reported net earnings:
Impairment costs, net of related tax effects . .         24,052           36,791      3,034           0         0
Restructuring costs, net of related tax effects.              0           14,565      4,211           0         0
Merger costs, net of related tax effects . . . .              0                0        931       4,852         0
Net earnings (excluding impairment,
                                                  -------------  ----------------  --------  ----------  --------
restructuring and merger charges) (2). . . . . .  $      33,401  $        27,056   $ 42,980  $   50,210  $ 55,626
                                                  =============  ================  ========  ==========  ========

Diluted earnings (loss) per common share . . . .  $        0.29  $         (0.77)  $   1.07  $     1.40  $   1.72
Diluted earnings per common share
(excluding impairment, restructuring, and
merger charges) (2). . . . . . . . . . . . . . .  $        1.03  $          0.84   $   1.33  $     1.55  $   1.72

FINANCIAL POSITION AT YEAR END
------------------------------------------------  -------------  ----------------  --------  ----------  --------
Working capital. . . . . . . . . . . . . . . . .  $     139,510  $       140,270   $125,689  $  133,318  $117,643
Current ratio. . . . . . . . . . . . . . . . . .            1.9              1.8        1.5         1.7       1.6
Total assets . . . . . . . . . . . . . . . . . .  $     707,893  $       790,885   $884,825  $  790,492  $737,289
Total debt . . . . . . . . . . . . . . . . . . .  $     323,167  $       412,363   $472,884  $  411,258  $410,081
Common shareholders' equity. . . . . . . . . . .  $     217,738  $       203,431   $230,669  $  213,254  $163,350
Total debt as a percent of total capitalization.           60.0             67.0       67.2        65.9      71.5

OTHER DATA
------------------------------------------------  -------------  ----------------  --------  ----------  --------
Net earnings (excluding impairment,
restructuring and merger charges) (2). . . . . .  $      33,401  $        27,056   $ 42,980  $   50,210  $ 55,626
Divided by: net sales. . . . . . . . . . . . . .        687,561          745,653    794,776     758,080   612,801
Return on sales (%) (excluding impairment,
                                                  -------------  ----------------  --------  ----------  --------
restructuring and merger charges) (2). . . . . .            4.9              3.6        5.4         6.6       9.1
                                                  =============  ================  ========  ==========  ========

Net earnings (excluding impairment,
restructuring and merger charges) (2). . . . . .  $      33,401  $        27,056   $ 42,980  $   50,210  $ 55,626
Divided by: average common shareholders'
equity . . . . . . . . . . . . . . . . . . . . .        210,585          217,050    221,962     188,302   134,833
                                                  -------------  ----------------  --------  ----------  --------
Return on average common equity (%)
(excluding impairment, restructuring and
merger charges) (2). . . . . . . . . . . . . . .           15.9             12.5       19.4        26.7      41.3
                                                  =============  ================  ========  ==========  ========

Cash provided by operations. . . . . . . . . . .  $     126,193  $       102,970   $ 59,070  $   59,834  $ 80,456
Capital expenditures (net) . . . . . . . . . . .          4,387           14,214     15,653      23,398    19,935
                                                  -------------  ----------------  --------  ----------  --------
Owner earnings (3) . . . . . . . . . . . . . . .  $     121,806  $        88,756   $ 43,417  $   36,436  $ 60,521
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