Form 10-K, Exhibit 13
period 2003-12-31
MACDERMID INC
filed 2004-03-15
CIK 61138

EXHIBIT 13
                 MACDERMID'S 2003 ANNUAL REPORT TO STOCKHOLDERS
MESSAGE TO SHAREHOLDERS
Dear Shareholders,
For the year 2003, your company reported revenues from continuing operations of $619.9 million compared to $611.5 million in the prior year. Reported earnings were $56.4 million, or $1.80 per share. Included in reported earnings were GAAP profits which we don't think should be used when comparing results. Included in this category is the profit from discontinued operations of $.18 per share which is mostly a "gain" from the sale of our interest in our Spanish Joint Venture. This is only a book gain as it is simply a recovery of a portion of the write down of this asset we booked last year. In our September 2003 quarter we were also required to report a profit of $.07 per share relating to the "put and call" we had with Citicorp Venture Capital Ltd (CVC) during the year relating to our purchase of our stock in which we agreed to a maximum and minimum price at closing. The transaction was agreed to and executed within the same year. We don't take credit for this gain. In the following paragraph I will present the numbers as our Board of Directors views them. This is not a GAAP view, as a GAAP view with all the discontinued operations and gains on the CVC transaction is extremely difficult to understand, and unrelated to the "real" change in operations in my view.
We view our earnings per share (EPS) on an ongoing basis of $1.55 rather than $1.80 as reported. $1.55 is also the number we used in computing executive
compensation.   In 2002 we reported EPS of $.29 per share.  If we restate 2002 and adjust for one time costs and discontinued operations, our ongoing, apples for apples EPS for 2002 would have been $1.10 per share. Therefore we view our earnings as increasing $.45 or 41%, not the much larger increase shown in our GAAP results.
Yes, 2003 was a good year, but not as good as it appears at first blush.
Clearly there were some big positives. Reported Owner Earnings for the year was $80 million. Excluding the effect of the discontinued operations, the "real" Owner Earnings was $83.2 million, 13.4% of sales and $2.65 a share, an excellent result. We were able to reduce working capital by $5.1 million this year. This improvement is nowhere near what we experienced in 2002 because these improvements are cumulative and it is therefore more and more difficult to maintain the same rate of improvement. We ended up the year with $61 million in cash to offset a portion of the $301 million in long term debt due in 2011.
This is after spending $52 million to buy back 2.2 million of our own shares. Our net debt to cash flow ratio, known as net debt to EBITDA, ended up at 2.0, a huge improvement over a short time ago. The quality of our earnings was good. Operating profit was 16% of total sales and 17% of proprietary sales, a better measure. This is within striking distance of our 20% stretch target, considered to be quite aggressive in this industry. Return on equity was 20%. Net capital expenditures were a modest $10.7 million. At 1.7% of sales we believe we control capital spending better than anyone. If I stopped right there, one might say this was an extraordinary year. But, alas, there is more to the story. Sales revenues, the engine of any business, were anemic this year. We reported revenues 1.4% higher than 2002, but adjusted for currency effects, constant dollar revenues were down 4.7%. Revenues three years ago were $140 million higher than this year. The revenue story is complex. Firstly, some portion of the responsibility for lack of top line growth can be attributed to poor execution on our part. We have repeatedly said we were carrying more commercial infrastructure than was necessary in an attempt to take advantage of competitors who were cutting back. However, we just haven't yet seen any significant benefit from this investment. There is some hope we will finally see more share gain in 2004. If not, we won't make this excuse again next year, we will take action to reduce this investment. We also know we have to execute in the innovation arena. Our R&D has been emphasized, we have new leadership in several areas, but we are not satisfied we are getting the "bang for the buck" we expect. There are some valid reasons our revenues are not as robust as we would like. We are experiencing headwinds in several of our markets. In Europe, the economies are experiencing slowness. This effects our Printing business and our Industrial Products product lines there. We changed the distribution model in our printing blankets business in the USA. We sacrificed unprofitable sales as we switched to a direct sales model which meant fewer, but more profitable sales. We also exited several small unprofitable product lines. The front cover of this report signifies the beginning of a new chapter for MacDermid. We are opening a new executive headquarters in Denver, Colorado, led by Stephen Largan, our newly appointed Executive Vice President and head of worldwide operations. We have determined it is time to balance the entrepreneurial independence of our operating managers with an execution bias. Stephen will be tackling three processes corporate-wide; the people process, the strategy process, and the operations process, with special emphasis on our innovation capability and performance. Very importantly, Stephen and I will be working together to integrate these processes.
-     With the people process we will be spending more time identifying and
               --------------
developing our leaders of the future. We have come to the conclusion that hiring at the most senior levels is simply too risky. However, we have many examples of young people joining the Clan and growing into senior management positions. We have also had notable success hiring mid-career leaders and promoting them, Stephen being the best example. We must have a formal process that doesn't depend on the cream rising to the top on its own.
-     The strategy process.  We know we have an unusual culture and operating
          ----------------
style. We own a collection of tough businesses. The fact that we derive far higher value than others in these businesses is a strategic asset. In our industries, $80 million in free cash flow on $600 million in revenues is unheard of. The million dollar question is, "What do we do with this asset?" I view this as a two part advantage. The first part is the compounded effect of the higher cash flow we generate. The second part is the operating system that
allows us to generate this cash.   On the first point, a year ago our
alternatives were more straightforward. Our market cap at the beginning of 2003 was about $600 million. At $80 million in free cash flow, that equals a 13% cash on cash return. Last year it was simply a "no brainer" for us to buy back our shares. This year, with double the market cap, stock repurchases are less compelling. Now we have to evaluate alternative uses of our cash. Clearly a possible alternative use of our cash flow is acquisitions - applying our model to acquired businesses. The strategy process will ensure that we evaluate acquisitions that have the highest chances of benefiting from our business processes. Allocation of resources between the businesses can either further the competitive advantage of the business, or conversely, if not properly allocated, can be wasteful. Given our range of alternatives, strategy matters at MacDermid.
-     The operations process is where all three processes come together.  The
          ------------------
people process will only yield benefits if we focus on it continually and if the people initiatives become part of the operating system, day to day. Strategy is long-term by its nature. However the long term and short term need to be bridged. The operating process is that bridge. It breaks down the strategic initiatives into a series of shorter term objectives that, taken together, will better ensure that we execute on the longer term initiatives.
A comment on Executive compensation. There has been a lot of dialogue recently about the abuses at some companies caused in part by executives having the wrong incentives. In the 1970's when this issue last surfaced publicly, the overwhelming answer was to align the interests of executives and shareholders via stock options. Now we are hearing, "No, we were wrong, options don't align these interests, so we are going to change to another form of long term compensation." I strongly disagree. I believe options plans, properly designed, do work well. The catch is 'properly designed'. Traditional option plans, with a right to acquire shares years in the future at today's price, can miss the mark in aligning executives' interests with those of the shareholders. It doesn't take a genius to make money if all one has to do is wait for the effect of 10 years of compounding.
Here's an example. Say you were issued 200,000 options at $20.00 per share, and inflation over the following ten years was 3% on average. Assume your stock price appreciated on average 2% a year. At the end of ten years the share price at 2% average annual increase per year would be $24.37. However, shareholders would experience a loss of about $2.50 a share in real dollars because the stock price 'growth' did not keep pace with inflation. This is not so great for the shareholder. How about the executive? His options would be worth $874,000. Even worse, let's say there was an anomaly in the seventh year where the company announced earnings were going to be much better than expected. Mr. Market all of the sudden bids the stock price up to $30. Since standard options can typically be exercised at any time with no holding requirements, the executive sells all 200,000 shares and walks away with a cool $2 million profit. The only problem is, the company announces a shortfall in earnings the following year and the stock price goes to $15. See why the incentives can be misaligned?
Now, the same smart people who brought you standard options are touting the benefits of restricted shares, better referred to in my view as payments for showing up, or payments for breathing. Restricted shares are grants of actual shares with a typically short holding period (two to four years). In the example above, the executive still wins while the shareholder loses. There is no risk for the executive, he only gets more or less wealthy. Restricted shares can have a place in executive compensation in conjunction with, or to balance, a more risk associated feature, or to buy out an executive from vested benefits as part of a hiring package.
How is MacDermid different? I believe we are unique in two ways. First your CEO's cash compensation is based entirely on the profits of the company
(generally adjusted for non-cash gains or charges).   Secondly, with our plan,
it's hard to imagine a scenario where our shareholders lose while our executives gain. MacDermid's option plan is different than any other we are aware of. It is indexed against the S&P specialty chemical index. In the example above, the relatively poor performance of the option stock would more than likely not beat the index, as an industry would be expected to at least perform with inflation over time. That being the case, our options would be valueless. In addition, if there were an anomaly such as the stock price spike described in the previous example, our executives are restricted from cashing out and walking away. Our policy requires us to hold 75% of the net proceeds of any option grant until we retire. There is no opportunity to cash out on a major scale when the stock is at a high point. Lastly, our plan has a performance feature. We grant a notional number of shares that are subject to a multiplier or a discount according to pre-set measures. In the previous example, it's hard to imagine the underlying earnings and cash flow growing more than say 5% compounded. In our plan, this is far below our expectations and would result in a 50% discount in the number of notional shares, so the 200,000 grant would be cut in half. There are two reasons we have a stock retention policy. One is to prevent incenting executives to do anything for short term gain. The second is to promote concentration of ownership of MacDermid shares by our executives. In an ideal world, I would like to see our executives have the vast majority of their net worth invested in MacDermid shares. I can tell you from personal experience, it makes a difference. I believe it also helps promote entrepreneurial behavior. For an executive to have all his or her eggs in one basket makes a difference in the amount of attention they pay to that basket.
It can also impact risk tolerance when they have a big downside. Options are not the same as stock ownership. They don't carry downside, so there is a real incentive to "swing for the fence." Prudent risk taking is part of any long-term success story. We believe concentrated ownership helps ensure prudence.
A comment on the "weighing" vs. "voting" philosophy. In last year's annual report, we commented on how, over time, the present value of the cash flows of a business will be realized in the value of a stock. Mr. Warren Buffett often refers to weighing as intrinsic value. Voting is the price the imaginary investor, Mr. Market, places on a stock at any point in time, depending on his mood. If he is depressed, he will be obsessed with everything that can go wrong and price the stock very conservatively, often overly so. On the other hand, if he is in a very good mood, he will focus on all the upside opportunities, thereby pricing the stock very aggressively, perhaps overly so, as in the case of the dot coms. When I wrote about this last year, our stock price was around $21. As I write this letter, our stock price is $38. Need I say more? I probably should. OK, our stock price went up 80% in the last year. Did our intrinsic value increase by 80%? Of course not. The question of the day is, was Mr. Market overly depressed last year and therefore discounted our stock against our "real intrinsic value"? Or, is he euphoric at $38, or somewhere in between? $38 a share could be considered a very fair price in a "weighing environment" but it would have to assume a lot more things going right than at $21. A real critical point is, as a long-term shareholder, should I spend a lot of time worrying about this issue? We believe not. If weighing will ultimately establish the long term value, we only need to understand the long-term prospects of our business. I believe we can execute our new direction. If we do we will generate a lot of value. There is risk, however, that we will fall short. That question is your challenge as an investor.
The question of the year revisited. Last year we asked, "Is MacDermid a one trick pony?" That is, we can generate cash, but can we grow? We certainly didn't show any new tricks in 2003. I believe the new processes and the addition of Stephen Largan to the corporate team will prove very important. It
may take two years to really see the result.   We will report to you frequently
and openly as to our progress.
There are two very important documents at the front of this report. The first is our MacDermid Philosophy, written by our "Clan Members" more than 40 years ago, to describe how we intend to act as colleagues to each other, and externally. This is the MacDermid 'bill of rights' which we strive to follow. We do better some days than others, never losing sight of the ideal state. The MacDermid Shareholder Principles, modeled after Berkshire Hathaway's Owner Related Principles, with permission, lay out how we intend to manage the company and interact with you as shareholders. Frankly, this is an easier standard to achieve than the Philosophy. All we have to do is act as if we were partners with you in a private business and ask the question, "How would we want you to act if the roles were reversed?", and act accordingly. There are more than 2,500 Clan members who make these documents come alive every day. I know I speak for our shareholders in thanking them for the continued dedication to these principles. On behalf of the Clan, thank you for your confidence. We don't take it lightly.
/s/ Daniel H. Leever
Daniel H. Leever
Chairman of the Board and Chief Executive Officer

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS
(In thousands, except share and per share amounts)
CONSOLIDATED OVERVIEW
     MacDermid, Incorporated (the Corporation), through a series of merger, acquisitions and business unit restructurings had reshaped its outward appearance and business segment structure in the years leading up to the year ended December 31, 2003. In 2001, the Corporation changed its fiscal year end from March 31 to December 31. Accordingly, the transition period ended December 31, 2001, consisted of only nine months and is referred to as transition year 2001. On December 9, 2003, the Corporation divested its 60% interest in Eurocir S.A., a printed circuit board manufacturer located in Europe, which in effect ended its electronics manufacturing operations. Accordingly, the sale was accounted for as a discontinued operation. As such, presentation of MacDermid Incorporated's consolidated statements of earnings and cash flows have been restated to reflect continuing operations, with a separate presentation of results from discontinued operations as required. The Corporation's primary objective continues to be a focus on maximum cash flow generation. The Advanced Surface Finishing and Printing Solutions business segments are dedicated to working capital reduction and other efforts to generate outstanding cash flows during a period of economic uncertainty in their primary markets. Due to these efforts, the Corporation has become essentially free of debt, with the exception of its 9 1/8% Senior Subordinated Notes (Bond Offering) for the face amount of $301,500, with semiannual interest payments due on January 15th and July 15th, that mature in 2011. Cash flows from operating activities provided by continuing operations were $93,906 in 2003 as compared to an all-time high of $117,312 in 2002 and $86,453 in transition year 2001. On May 7, 2003, the
Corporation executed a purchase and sale agreement with Citicorp Venture Capital Ltd (CVC) to acquire all of their 2,201,720 outstanding MacDermid, Incorporated common shares. The Corporation purchased from CVC, 1,350,000 common shares on May 7, 2003, for $22.60 per share and 851,720 common shares on September 22, 2003, for $25.00 per share. Net earnings for 2003, in addition to amounts separately identified for discontinued operations (see Note 1(s) to the Consolidated Financial Statements), included a gain of $1,014 (net of taxes) for the cumulative effect of accounting change as a result of the execution of this arrangement with CVC.
     Net sales for 2003 were $619,886, which was $8,396 or 1% more than net sales of $611,490 for 2002. Proprietary sales represented roughly 94% of net sales for both 2003 and 2002. Proprietary sales for 2003 increased $6,975 or 1% over 2002. There was an approximate 6% positive effect on translated sales resulting from foreign currencies, primarily the Euro, strengthening against the US dollar during the year. As a result, proprietary sales for 2003, on a comparable basis excluding the effect of foreign currency, would have been 5% less than 2002.
     Cost of sales was $329,271 for 2003 as compared to $337,012 for 2002. This resulted in a gross profit percentage of 46.9% for 2003 as compared to 44.9% for 2002. The gross profit improvement was achieved, in large part, from plant closings and cost reduction efforts primarily associated with restructuring activities in the years leading up to 2003. Selling, technical and administrative (ST&A) expenses in 2003 were $188,164 as compared to $183,141 in 2002. This 3% increase results from the effect of translation from foreign currencies. Excluding this effect, ST&A would have been 1% less than 2002. Stock compensation expense of $4,219 for 2003 and $4,028 for 2002 is included in ST&A, as a result of applying the fair value expense method of accounting under Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS123), in order to more meaningfully reflect the expense of the Corporation's stock options in the periods impacted by these instruments. Amortization expense was $3,301 in 2003 as compared to $6,222 in 2002. The Corporation has applied Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS142) since April 1, 2001. Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS144) was adopted January 1, 2002. There was a charge of $982 in 2002 for goodwill impairment resulting from the application of SFAS142. Operating profit was $99,150 for 2003, representing a $15,017, or 18% improvement as compared to $84,133 for 2002. Net interest expense of $30,178 in 2003 was 11% less than 2002.
     As a result, 2003 earnings from continuing operations were $49,820 or a diluted $1.59 per share as compared to 2002 earnings from continuing operations of $31,477 or a diluted $0.98 per share. Discontinued operations, in 2003 consisted of earnings, net of tax of $5,592 (primarily $5,630 pre-tax gain on disposal) verses loss, net of tax of $22,128 (primarily $34,389 pre-tax charge for asset impairment), in 2002. Also, net earnings in 2003 includes a cumulative effect of accounting change of $1,014, net of tax. The resulting net earnings for 2003 was $56,426 or a diluted $1.80 per share as compared to $9,349 or a diluted $0.29 per share. The reported net earnings for 2003 was favorably impacted by $0.10 per share due to a positive effect from foreign currency translation.
DISCONTINUED OPERATIONS AND RESTRUCTURING
Discontinued Operations:
     On December 9, 2003, the Corporation sold its 60% interest in Eurocir S.A. (Eurocir) to the 40% stakeholders of Eurocir for $5,000. The sales price consisted of $3,000 of consideration received upon closing and $2,000 of interest bearing notes, reflected in other long term assets at December 31, 2003, which are due within six years.
     The Eurocir operations represented substantially all of the remaining electronics manufacturing segment and as such the sale was accounted for as discontinued operations in accordance with SFAS144. The operating results and cash flows from operations of the electronics manufacturing segment have therefore been segregated from continuing operations on the Corporation's consolidated statements of earnings and consolidated statements of cash flows for all periods presented.
     The following table presents the amounts segregated from the consolidated statements of earnings and reflected as earnings (loss) from discontinued operations:




                                     Year            Ended           Nine Months Ended
                                     December 31,    December 31,    December 31,
                                              2003            2002                 2001
                                     --------------  --------------  -------------------
Net sales . . . . . . . . . . . . .  $      78,747   $      80,485   $           63,302

Loss before income taxes and
minority interest . . . . . . . . .  $        (940)  $     (33,674)  $          (17,714)
Income tax (expense) benefit. . . .            (12)         11,666                6,200
Minority interest                              ---            (120)                (110)
                                     --------------  --------------  -------------------
Loss from discontinued operations
before gain on sale . . . . . . . .           (952)        (22,128)             (11,624)
Gain on sale of discontinued
operations, net of tax                       6,544             ---                  ---
                                     --------------  --------------  -------------------
Discontinued operations, net of tax  $       5,592   $     (22,128)  $          (11,624)
                                     ==============  ==============  ===================

     Included in discontinued operations for the year ended December 31, 2003, was a pre-tax gain on disposal of discontinued operations of $5,630 with a tax benefit of $914 resulting in an after-tax gain of $6,544, recorded in the fourth quarter. Included in discontinued operations for the year ended December 31, 2002 were pre-tax charges of $27,389 for a goodwill impairment and $7,000 for other asset impairment recognized pursuant to the provisions of SFAS142 and SFAS144, respectively. Included in discontinued operations for the nine month year ended December 31, 2001, was a pre-tax charge of $11,598 for restructuring, including severance and asset write-offs.
Restructuring:
In the last quarter of transition year 2001, the Corporation announced the closure of certain of its Printing Solutions and Advanced Surface Finishing manufacturing facilities. The activities of the affected locations have been relocated to other facilities in order to run those operations more cost effectively. In connection with these actions, restructuring charges of $1,859 for severance related costs and $7,807 for facility closing costs, disposal services and asset write-offs were recorded during the transition year ended December 31, 2001. Total cash payments of $3,023 and other charges of $6,643 have been made for these activities. In addition, an $11,598 charge, consisting of a cash charge of $709 for severance related costs and other charges of $10,889 for asset write-offs was taken under discontinued operations. At December 31, 2003 and 2002, these restructuring actions have been completed and no amounts remain in the consolidated balance sheet.

CONSOLIDATED STATEMENTS OF EARNINGS



                                                                                         (unaudited)
                                                     Year Ended      Year Ended      Twelve Months
                                                                                     Ended
                                                     December 31,    December 31,    December 31,
                                                     --------------  --------------  ---------------
                                                              2003            2002             2001
                                                     --------------  --------------  ---------------

Net sales . . . . . . . . . . . . . . . . . . . . .  $     619,886   $     611,490   $      657,202
Cost of sales . . . . . . . . . . . . . . . . . . .        329,271         337,012          371,779
                                                     --------------  --------------  ---------------
   Gross profit . . . . . . . . . . . . . . . . . .        290,615         274,478          285,423

Operating expenses:
   Selling, technical and administrative. . . . . .        188,164         183,141          190,516
   Amortization . . . . . . . . . . . . . . . . . .          3,301           6,222           10,577
   Impairment charges                                          ---             982           52,876
   Restructuring charges                                       ---             ---            9,666
                                                     --------------  --------------  ---------------
                                                           191,465         190,345          263,635
                                                     --------------  --------------  ---------------
      Operating profit. . . . . . . . . . . . . . .         99,150          84,133           21,788
Other income (expense):
   Interest income. . . . . . . . . . . . . . . . .            873             575            1,086
   Interest expense . . . . . . . . . . . . . . . .        (31,051)        (34,458)         (33,525)
   Miscellaneous income                                      4,314             616              ---
   Miscellaneous expense. . . . . . . . . . . . . .             --          (3,267)          (1,878)
                                                     --------------  --------------  ---------------
                                                           (25,864)        (36,534)         (34,317)
                                                     --------------  --------------  ---------------
Earnings (loss) from continuing operations before
income taxes and cumulative effect of accounting
change. . . . . . . . . . . . . . . . . . . . . . .         73,286          47,599          (12,529)
Income tax (expense) benefit. . . . . . . . . . . .        (23,466)        (16,122)           4,385
                                                     --------------  --------------  ---------------
Earnings (loss) from continuing operations before
cumulative effect of accounting change. . . . . . .         49,820          31,477           (8,144)
                                                     --------------  --------------  ---------------
Discontinued operations, net of tax . . . . . . . .          5,592         (22,128)         (16,156)
Cumulative effect of accounting change, net of tax           1,014             ---              ---
                                                     --------------  --------------  ---------------
   Net earnings (loss). . . . . . . . . . . . . . .  $      56,426   $       9,349   $      (24,300)
                                                     ==============  ==============  ===============

Basic earnings (loss) per common share:
   Continuing operations. . . . . . . . . . . . . .  $        1.60   $        0.98   $        (0.25)
   Discontinued operations. . . . . . . . . . . . .           0.18           (0.69)           (0.51)
   Cumulative effect of accounting change                     0.03             ---              ---
                                                     --------------  --------------  ---------------
      Net earnings (loss) per common share. . . . .  $        1.81   $        0.29   $        (0.76)
                                                     ==============  ==============  ===============

Basic earnings (loss) per common share:
   Continuing operations. . . . . . . . . . . . . .  $        1.59   $        0.98   $        (0.25)
   Discontinued operations. . . . . . . . . . . . .           0.18           (0.69)           (0.51)
   Cumulative effect of accounting change                     0.03             ---              ---
                                                     --------------  --------------  ---------------
      Net earnings (loss) per common share. . . . .  $        1.80   $        0.29   $        (0.76)
                                                     ==============  ==============  ===============

Weighted average number of common shares
outstanding:
   Basic. . . . . . . . . . . . . . . . . . . . . .     31,241,288      32,220,066       31,719,065
                                                     ==============  ==============  ===============
   Diluted. . . . . . . . . . . . . . . . . . . . .     31,430,398      32,475,155       32,386,989
                                                     ==============  ==============  ===============

Year Ended December 31, 2003 vs. Year Ended December 31, 2002
Sales, Costs and Expenses:
     Printing Solutions:
     Net sales of $271,755 decreased 4% in 2003 for Printing Solutions. Proprietary products represent approximately 99% of the Printing Solutions segment, in both periods. Net proprietary sales of $268,653 also decreased 4% from net proprietary sales of $279,660 in 2002. Foreign currency translation had the effect of increasing sales approximately $13,982 or 5%. Net proprietary sales would have decreased approximately 9% from the previous year without the positive effect from foreign currency rates of exchange. The decrease was due to the elimination of certain unprofitable product lines, changing sales practices for printing blankets product lines in the United States and weak demand for printing plates used in publication markets.
     Costs as a percentage of sales decreased slightly in 2003 from 2002, primarily from plant closings and cost reduction efforts associated with restructuring activities in the years leading up to 2003. As a result, gross profit percentage was 42.7% in 2003 as compared to 41.7% in 2002. ST&A expenses were $67,180 for 2003 as compared to $69,215 for 2002. This 3% decrease would have been a 7% decrease without the effect of foreign currency rates of exchange.
     ST&A as a percentage of sales for 2003 was 24.7% as compared to 24.5%
for 2002. Research and development expenses of $10,274 decreased 2% from $10,491 in 2002. Total amortization expense was $558 for 2003 as compared to $600 for 2002. The resulting operating profit (after amortization) was $48,292 for 2003, flat with $48,244 for 2002.
     Advanced Surface Finishing:
     Net sales of $348,131 increased 6% in 2003 for Advanced Surface Finishing. Proprietary sales represent approximately 90% of total sales in both periods. Net proprietary sales of $313,889 also increased 6% from net proprietary sales of $295,906 in 2002. Foreign currency translation had the effect of increasing sales approximately $19,774, or 7%. Net proprietary sales would have decreased approximately 1% from the previous year without the positive effect from foreign currency rates of exchange. The decrease resulted primarily from a weakness in worldwide industrial production.
     Costs as a percentage of sales decreased for 2003 from 2002, in part from plant closings and cost reduction efforts associated with restructuring activities in the years leading up to 2003, as well as a shift in product mix to technologies that are more efficient and carry more favorable margins. As a result, gross profit percentage was 50.1% in 2003 as compared to 47.6% in 2002.
     ST&A expenses were $120,983 for 2003 as compared to $114,908 for 2002.
This 5% increase would have been a 3% decrease without the effect of foreign currency rates of exchange. ST&A as a percentage of sales for 2003 was 34.8%, as compared to 35.0% for 2002. Research and development expenses of $9,595 in 2003 increased 11% from $8,613 in 2002. Total amortization expense was $2,743 for 2003 as compared to $5,622 for 2002. 2002 includes goodwill impairment costs of $982. The resulting operating profit (after amortization) was $50,858 for 2003 and $35,890 for 2002, a 42% increase over last year.
Income Taxes: The overall effective income tax rate attributable to continuing operations decreased to 32% in 2003 from 33.9% in 2002. The rate decrease was primarily a result of utilization of foreign tax credits and a change in earnings mix from higher to lower taxed jurisdictions.
Net Earnings: In 2003, proprietary sales increased 1% and gross profit increased 6%, as gross profit percentage improved to 46.9% from 44.9%, in 2002. Operating expenses increased 1% while net interest expense of $30,178 for 2003 was 11% less than net interest expense of $33,883 for 2002. As a result, earnings from continuing operations of $49,820 or a diluted $1.59 per share for 2003, was 58% more than earnings from continuing operations of $31,477 or a diluted $0.98 per share for 2002. Discontinued operations, net of tax consisted of earnings of $5,592 for 2003 as compared to a loss of $22,128 for 2002. A cumulative effect of accounting change, net of tax in 2003 amounted to $1,014. For 2003, net earnings of $56,426 or a diluted $1.80 per share compares to net earnings of $9,349 or a diluted $0.29 per share, for 2002. Foreign currency translation resulted in increased reported earnings of a diluted $0.10 per share for 2003. Year Ended December 31, 2002 vs. Twelve Months Ended December 31, 2001 (unaudited)
Sales, Costs and Expenses:
     Printing Solutions:
     Net sales of $282,896 decreased 5% in fiscal 2002 for Printing Solutions due to weaker market conditions worldwide in printing and publication markets. Proprietary products represent approximately 99% of the net sales for the Printing Solutions segment, in both periods. Net proprietary sales of $279,660 decreased 5% from net proprietary sales of $293,105 for the same period in 2001. Foreign currency translation had the effect of increasing sales approximately 1%.
     Costs as a percentage of sales decreased slightly in fiscal 2002 from the same period in 2001. As a result, gross profit percentage was 41.7% in fiscal 2002 as compared to 40.1% for the same period in 2001. This was primarily a result of a full year of cost savings from a plant closing during 2001.
     ST&A expenses were $69,215 for fiscal 2002 as compared to $75,288 for the same period in 2001. ST&A as a percentage of sales, 24.5% for fiscal 2002 compares to 25.4% for the same period in 2001. This decrease was largely a result of management's focus on savings from selling and office support synergies. Research and development expenses of $10,491 in fiscal 2002 compares to $12,873 for the same period in 2001. Total amortization expense was $600 for fiscal 2002 and $1,898 for the same period in 2001. The decrease is due to the discontinuation of goodwill amortization. The twelve month period in 2001 includes impairment and restructuring costs of $32,188. The resulting operating profit (after amortization and impairment and restructuring costs) was $48,244 for fiscal 2002 and $9,587 for the same period in 2001.
     Advanced Surface Finishing:
     Net sales of $328,594 decreased 10% in fiscal 2002 for Advanced Surface Finishing. Proprietary products represent approximately 90% of the net sales for the Advanced Surface Finishing segment, in both periods. Net proprietary sales of $295,906 decreased 7% from net proprietary sales of $318,708 for the same period in 2001. Sales were soft to the electronics markets as customer volumes have decreased. Foreign currency translation had the effect of increasing sales approximately 2%.
     Costs as a percentage of sales decreased slightly in fiscal 2002 from the same period in 2001. As a result, gross profit percentage was 47.6% in fiscal 2002 compared to 46.6% for the same period in 2001. The most significant factors were a product mix that continues to shift towards newer technologies and a full year of cost savings from a plant closing during 2001.
     ST&A expenses were $114,908 for fiscal 2002 as compared to $115,403 for the same period in 2001. ST&A as a percentage of sales, 35.0% for fiscal 2002 compares to 32.1% for the same period in 2001. This increase was principally due to certain sales support costs that are fixed in nature and higher insurance costs. Research and development expenses of $8,613 in fiscal 2002 compares to $8,242 for the same period in 2001. Total amortization expense was $5,622 for fiscal 2002 and $8,679 for the same period in 2001. The decrease is due to the discontinuation of goodwill amortization. Fiscal 2002 includes impairment costs of $982 and the same period in 2001 includes impairment and restructuring costs of $31,209. The resulting operating profit (after amortization and impairment and restructuring costs) was $35,890 for fiscal 2002 and $12,201 for the same period in 2001.
Income Taxes: The overall effective income tax rate attributable to continuing operations decreased to 33.9% in fiscal 2002 from 35% for the same period in 2001. The reduction in the income tax rate is primarily attributable to a change in the earnings mix from higher to lower tax jurisdictions and the implementation of domestic tax minimization strategies.
Net Earnings: The Corporation reduced its bank debt by over $80,000 during fiscal 2002, however, average borrowings outstanding during the periods was at a higher overall interest rate as a result of the bond offering. This resulted in net interest expense of $33,883 for fiscal 2002 as compared to $32,439 for the same period in 2001. Earnings from continuing operations were $31,477 in 2002 as compared to a loss of $8,144 in the same period for 2001, primarily due to restructuring and impairment charges. Discontinued operations, net of tax were a loss of $22,128 and $16,156 for 2002 and the same period in 2001, respectively. As a result, net earnings of $9,349 or a diluted $0.29 per share for 2002, compares to a net loss of $24,300 or $0.76 per share for the same period in 2001. Foreign currency translation resulted in increased reported earnings of a diluted $0.01 per share for fiscal 2002.
CRITICAL ACCOUNTING POLICIES
     In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management must undertake decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and also assumptions upon which accounting estimates are based. Management applies judgement based on its understanding and analysis of the relevant circumstances to reach these decisions. By their nature, these judgments are subject to an inherent degree of uncertainty. Accordingly actual results could differ significantly from the estimates applied.
     The Corporation's critical accounting policies include the following:
     Revenue Recognition: The Corporation recognizes revenue, including freight charged to customers, when products are shipped and the customer takes ownership and assumes the risk of loss, collection of the relevant receivable is probable, persuasive evidence that an arrangement exists and the sales price is fixed or determinable. The Corporation's shipping terms are customarily "FOB shipping point" and do not include right of inspection or acceptance provisions. Equipment sales arrangements may include right of inspection or acceptance provisions in which case revenue is deferred until these provisions have been satisfied.
     Accounts Receivable: The Corporation performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's credit worthiness. The Corporation continually monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues that it has identified. While such credit losses have historically been within management's expectations and the provisions for bad debts established, there is no guarantee that the Corporation will continue to experience the same credit loss rates as in the past.
     Inventories: The Corporation values inventory at lower of average cost or market. Management regularly reviews obsolescence to determine that inventories are appropriately reserved. In making any determination, historical write-offs, customer demand, product evolution, usage rates and quantities of stock on hand are considered. Inventory in excess of the Corporation's estimated usage requirements is written down to its estimated net realizable value.
     Goodwill and other long-lived assets: The Corporation records property, plant and equipment at cost. Depreciation and amortization of property, plant and equipment are provided over the estimated useful lives of the respective assets, on the straight-line basis. The Corporation categorizes and depreciates its assets over periods ranging from 3-5 years for computers, software, furniture, fixtures and autos, 5-20 years for machinery and equipment, and 5-30 years for building and building improvements. Leasehold improvements are amortized over the lesser of the useful life of the asset or the life of the lease. Expenditures for maintenance and repairs are charged directly to expense; renewals and betterments which significantly extend the useful life of the asset are capitalized. Costs and accumulated depreciation and amortization on assets fully depreciated, retired or disposed of are removed from the accounts and any resulting gains or losses are credited or charged to earnings. Patents and various other intangible assets are amortized on a straight-line basis over their estimated useful lives as determined by management's evaluation. The present periods of amortization are 15 years for patents and range between 5 and 30 years for other separately identified intangible assets. The Corporation assesses the carrying value of goodwill and other long-lived assets in accordance with SFAS142 and SFAS144. In many instances, projected future cash flows are used in these assessments. Estimation factors, including but not limited to, the timing of new product introductions, market conditions and competitive environment could affect previous projections.
     Environmental Matters: The nature of the Corporation's operations and products exposes it to the risk of liability or claims with respect to environmental cleanup or other matters, including those in connection with the disposal of hazardous materials. As such, the Corporation is subject to extensive U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing: discharges of pollutants into the air and water; the management and disposal of hazardous substances and wastes; and the cleanup of contaminated properties. The Corporation has incurred, and will continue to incur, significant costs and capital expenditures in complying with these laws and regulations. The Corporation could incur significant additional costs, including cleanup costs, fines and sanctions and third-party claims, as a result of violations of or liabilities under environmental laws. In order to ensure compliance with applicable environmental, health and safety laws and regulations, the Corporation maintains a disciplined environmental and occupational safety and health compliance program, which includes conducting regular internal and external audits at its plants to identify and categorize potential environmental exposure. It is the Corporation's policy to review these environmental issues in light of historical experience and to reserve for those that both a liability has become probable and the cost is reasonably estimable, in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.
     Employee Benefit Plans: The Corporation sponsors a defined benefit plan and a retirement medical benefit plan for its domestic employees providing retirement benefits based upon years of service and compensation levels. The Corporation also sponsored a defined benefit plan for its United Kingdom based employees employed at its Canning subsidiary that was frozen as of April 6, 1997, when the plan was converted from a defined benefit plan to a defined contribution plan. The projected benefit obligations and pension expenses from both of these plans is dependent upon various factors such as the discount rate, actual return on plan assets and the funding of the plan. Management can neither predict the future interest rate environment, which directly impacts the selection of future discount rates, nor predict future asset returns that the pension plan will experience. Changes in these assumptions will affect current year and future year pension expense and the projected benefit obligation. The plan discount rate assumption was changed to 6.25% in 2003 from 6.75% in 2002 and the rate of compensation increase assumption was changed to 4.5% in 2003 from 5.0% in 2002. The net effect of changing these assumptions resulted in an increase of approximately $2,950 in the projected benefit obligation and is expected to keep pension expense flat in 2004. Management estimates that a 50 basis point drop in the discount rate for the valuation at December 31, 2004, will increase the plan's projected benefit obligation by approximately $4,800 and increase the plan's pension expense by approximately $700. However, these increases could be offset by other factors such as favorable asset experience or additional cash contributions to the plan.
NEW ACCOUNTING STANDARDS AND ACCOUNTING CHANGES
     The FASB finalized Staff Position No. FAS106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FAS106-1), in January 2004. FAS106-1 permits the deferral of application of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, to the Medicare Prescription Drug Bill. The FASB plans to address the related issues by issuing guidance by the end of March 2004. The Corporation has deferred application of FAS106-1 until the issuance of final guidance by the FASB.
     In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 {revised}, Employers' Disclosures about Pensions and Other Postretirement Benefits (SFAS132{revised}). SFAS132{revised} retains recognition and measurement provisions while retaining and revising the disclosure requirements contained in the original statement. It also requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Corporation's disclosures incorporate the requirements of SFAS132{revised}.
     The Corporation adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS143) which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, effective January 1, 2003. SFAS143 requires recognition of asset retirement obligations as a liability with a corresponding asset that is depreciated over the life of the asset. The adoption of SFAS143 did not have an effect on the Corporation's consolidated financial statements.
     Effective January 1, 2003, the Corporation adopted Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS145). SFAS145, among other things, rescinds SFAS No. 4, which required all gains and losses from the extinguishment of debt to be classified as an extraordinary item and amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The adoption of SFAS145 did not have an effect on the Corporation's consolidated financial statements.
     Also effective January 1, 2003, the Corporation adopted Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS146) which requires companies to recognize costs associated with exit or disposal activities when a liability is incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of SFAS146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS146 did not have an effect on the Corporation's consolidated financial statements.
     Effective July 1, 2003, the Corporation adopted Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS149) which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement 133. The adoption of SFAS149 did not have an impact on the Corporation's consolidated financial statements.
     Also effective July 1, 2003, the Corporation adopted Statement of
Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS150). SFAS150 addresses financial accounting and reporting criteria for certain financial instruments with characteristics of both liabilities and equity and requires that financial instruments within its scope are classified as liabilities, or assets in some circumstances. Due to an existing purchase and sale agreement with Citicorp Venture Capital Ltd (CVC), SFAS150 had an impact on the Corporation's consolidated statements of earnings. There was a gain of $1,014, net of tax, as of July 1, 2003 for the cumulative effect of accounting change and a gain of $2,214 included in other income as of September 22, 2003 for the CVC transaction. These gains, together with the total cash payments of $51,803, have been recorded as the cost basis of treasury shares purchased under the agreement.
     Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21) provides guidance on how to account for revenue arrangements that involve the delivery or performance of multiple products, services, or rights to use assets. The adoption of EITF 00-21, effective July 1, 2003, did not have an impact on the Corporation's consolidated financial statements.
     The FASB issued in January 2003 and revised in December 2003, Interpretation No. 46 (FIN46) Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN46 is effective for all new variable interest entities created or acquired after January 31, 2003 and certain types of entities after March 31, 2004. The adoption of FIN46, effective February 1, 2003, did not have an impact on the Corporation's consolidated financial statements.
LIQUIDITY AND CAPITAL RESOURCES
     The principal sources and uses of cash in the years ended December 31, 2003 and 2002 and the nine-month period ended December 31, 2001 were as follows:




                                                            Nine Months
                              Year           Ended          Ended
                              December 31,   December 31,   December 31,
                                       2003           2002           2001
                              -------------  -------------  --------------
Cash provided by operations.  $      90,771  $     126,193  $      83,565
Proceeds from disposition of
fixed assets and businesses.          6,823          2,890          2,431
Exercise of stock options               812            360            ---
                              -------------  -------------  --------------
                              $      98,406  $     129,443  $      85,996
Cash used for:
Capital expenditures . . . .         12,527          7,277          6,934
Purchase of treasury shares.         51,753            822            635
Dividend payments. . . . . .          3,108          2,581          1,929
Bond financing fees                     ---            ---          8,837
Net decrease in borrowings .          3,277        104,021         62,577
                              -------------  -------------  --------------
                              $      70,665  $     114,701  $      80,912
Effect of exchange rates . .  $       1,534  $         210          ($563)
                              -------------  -------------  --------------
Net increase in cash . . . .  $      29,275  $      14,952  $       4,521
                              =============  =============  ==============

     Cash flows from operations are used to fund working capital requirements of the Corporation, capital expenditures, repayment of debt and dividend payments to shareholders ($0.10 per common share for 2003). The Corporation has paid cash dividends continuously since 1948. During the year ended December 31, 2003, cash flows provided by operations of $90,771 were 28% less than the record cash flows provided by operations of $126,193 for the year ended December 31, 2002. Cash flows from operations consisted of earnings from continuing operations of $50,834 plus non-cash charges for depreciation and amortization of $19,094, stock compensation of $4,219, bad debt provision of $2,606 and other changes in working capital of $17,153. While significant cash flows were generated in 2002 due to proactive working capital reduction measures during a period of sales decline, the high level of cash flows generated by these measures did not repeat this year. Receivables and inventories were reduced, but at a much lesser rate as a result of a slight increase in sales activities towards the later half of 2003.
     Capital spending is managed on a worldwide basis for new and upgraded technical equipment and facilities. Capital spending during the year ended December 31, 2003 was $12,527 (less $1,823 dispositions is $10,704 net) compared to $7,277 (less $2,890 dispositions is $4,387 net) for the year ended December 31, 2002. The Corporation has embarked on plant expansion in China, contributing significantly to planned new capital projects totaling approximately $15,000 for 2004. There were no acquisitions in 2003, 2002, or transition year 2001, however, new opportunities for business acquisitions, which become available from time to time, are evaluated individually as they arise based upon the Corporation's criteria for technological improvement and innovation, potential for earnings growth and compatibility with the existing distribution channels. Management intends to pursue those opportunities that have a strong potential to enhance shareholder value.
     MacDermid continues to generate significant cash flows in excess of working capital and long-term capital spending requirements. Occasionally, the Corporation utilizes additional outside sources to fund overall needs, including major capital projects for new, or upgraded research and technical, manufacturing and administrative facilities, as well as for business acquisitions. In certain years, the Corporation has embarked on programs that have required significant amounts of funds in excess of those available from cash flows from operations. However, more recently, the Corporation has embarked on a net repayment of debt amounting to $3,277 in 2003 and $104,021 in 2002.
     The Board of Directors has, from time to time, authorized the purchase of issued and outstanding shares of the Corporation's common stock. Pursuant to these authorizations, MacDermid acquired 2,201,720 shares during 2003 and 39,799 shares during 2002 in privately negotiated purchases. Future repurchases under these authorizations will depend on various factors, including the market price of the shares, the Corporation's business and financial position and general economic and market conditions. On May 7, 2003, the Board of Directors voted in favor of an authorization to purchase up to 3,000,000 of its common shares, replacing all previous authorizations. Also on that date, the Corporation executed a purchase and sale agreement with CVC to acquire all of their 2,201,720 outstanding MacDermid, Incorporated common shares. The Corporation purchased from CVC, 1,350,000 common shares on May 7, 2003, for $22.60 per share and 851,720 common shares on September 22, 2003, for $25.00 per share. Additional shares acquired pursuant to board authorization will be held in the Corporation's treasury. Treasury shares may be used for transfer or sale to employee benefit plans, business acquisitions, distribution of stock dividends or for other corporate purposes. At December 31, 2003, the outstanding authorization to purchase up to 798,280 shares would cost approximately $27,333, if exercised at the NYSE closing price of $34.24 on that date.
     MacDermid's financial position remains strong.  The Corporation issued
9 1/8% Senior Subordinated Notes (bond debt obligation) effective June 20, 2001, for the face amount of $301,500, which pay interest semiannually on January 15th and July 15th and mature in 2011. Other than the Corporation's bond debt obligation, there are no long-range commitments which would have a significant impact upon its results of operations, financial condition or liquidity. The Corporation had domestic and foreign short-term uncommitted credit lines with banks approximating $36,000 ($940 outstanding at December 31, 2003) in addition to a $50,000 committed revolving credit facility (no borrowings outstanding at December 31, 2003). Management believes that additional borrowing could be obtained if needed. The Corporation does not have any material off-balance sheet arrangements other than operating leases discussed in the notes to consolidated financial statements.
     Future estimated contractual cash commitments for the years subsequent to December 31, 2003 are summarized in the following table:




----------------------------------  ----------  ----------  ----------------  --------
Obligation . . . . . . . . . . . .  Next Year    2-4 Years   5 Years or More  Total
----------------------------------  ----------  ----------  ----------------  --------

Long-term debt . . . . . . . . . .  $      244  $      121  $        300,265  $300,630
Semi-annual bond interest. . . . .      27,000      81,000           108,000   216,000
Capital leases . . . . . . . . . .         314         577               240     1,131
Operating leases . . . . . . . . .       8,456       8,020             7,300    23,776
Pension funding requirements . . .       3,136      10,500             3,500    17,136
                                    ----------  ----------  ----------------  --------
Total contractual cash commitments  $   39,150  $  100,218  $        419,305  $558,673

ENVIRONMENTAL AND LEGAL MATTERS
Environmental Issues:
     The nature of the Corporation's operations, as manufacturers and distributors of specialty chemical products and systems expose it to the risk of liability or claims with respect to environmental cleanup or other matters, including those in connection with the disposal of hazardous materials. As such, the Corporation is subject to extensive U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing: discharges of pollutants into the air and water; the management and disposal of hazardous substances and wastes; and the cleanup of contaminated properties. The Corporation has incurred, and will continue to incur, significant costs and capital expenditures in complying with these laws and regulations. The Corporation could incur significant additional costs, including cleanup costs, fines and sanctions and third-party claims, as a result of violations of or liabilities under environmental laws. In order to ensure compliance with applicable environmental, health and safety laws and regulations, the Corporation maintains a disciplined environmental and occupational safety and health compliance program, which includes conducting regular internal and external audits at its plants to identify and categorize potential environmental exposure.
     The Corporation is named as a potentially responsible party ("PRP") at two Superfund sites. There are many other PRPs involved at these sites. The Corporation has recorded its best estimate of liabilities in connection with site clean-up based upon the extent of its involvement, the number of PRPs and estimates of the total costs of the site clean-up that reflect the results of environmental investigations and remediation estimates produced by remediation contractors. Issues at a third site were resolved during the quarter ended September 30, 2003. While the ultimate costs of such liabilities are difficult to predict, the Corporation does not expect that its costs associated with these sites will be material.
     In addition, some of the Corporation's facilities have an extended history of chemical processes or other industrial activities. Contaminants have been detected at some of these sites, with respect to which the Corporation is conducting environmental investigations and/or cleanup activities. These sites include certain sites acquired in the December 1998 acquisition of W. Canning plc, such as the Kearny, New Jersey and Waukegan, Illinois sites. The Corporation has established an environmental remediation reserve, predominantly attributable to those Canning sites that it believes will require environmental remediation. With respect to those sites, it also believes that its Canning subsidiary is entitled under the Acquisition Agreement ("the acquisition agreement") to withhold a deferred purchase price payment of approximately $1,600. The Corporation estimates the range of cleanup costs at its Canning sites between $2,000 and $5,000. Investigations into the extent of contamination, however, are ongoing with respect to some of these sites. To the extent the Corporation's liabilities exceed $1,600 it may be entitled to additional indemnification payments. Such recovery may be uncertain, however, and would likely involve significant litigation expense. The Corporation has instituted an arbitration to enforce the obligations of other parties to the acquisition agreement concerning the remediation of the Kearney, New Jersey and Waukegan, Illinois sites. The arbitration has been concluded with a confirmation, in favor of the Corporation, that the former primary shareholders of the entity that operated the Kearney, New Jersey site are responsible for its remediation to applicable state standards and an order to establish a time line for completion of the remediation. The Corporation expects that the remediation will take several years. The Corporation believes that remediation of the Waukegan, Illinois site is complete and is in the process of applying for a no further action letter from the state. The Corporation is also in the process of characterizing contamination at its Huntingdon Avenue, Waterbury, Connecticut site which was closed in the quarter ended September 30, 2003. The Corporation does not anticipate that it will be materially affected by environmental remediation costs, or any related claims, at any contaminated sites, including the Canning sites and the Huntingdon Avenue, Waterbury, Connecticut site. It is difficult, however, to predict the final costs and timing of costs of site remediation. Ultimate costs may vary from current estimates and reserves, and the discovery of additional contaminants at these or other sites or the imposition of additional cleanup obligations, or third-party claims relating thereto, could result in significant additional costs.
Legal Proceedings:
     On January 30, 1997, the Corporation was served with a subpoena from a federal grand jury in Connecticut requesting certain documents relating to an accidental spill from its Huntingdon Avenue, Waterbury, Connecticut facility that occurred in November of 1994, together with other information relating to operations and compliance at the Huntingdon Avenue facility. The Corporation was subsequently informed that it is a subject of the grand jury's investigation in connection with alleged criminal violations of the federal Clean Water Act pertaining to its wastewater handling practices. In addition, two of the Corporation's former employees, who worked at the Huntington Avenue facility, pled guilty in early 2001 to misdemeanor violations under the Clean Water Act in connection with the above matter. These individuals were sentenced to fines of $25 and $10 and 2 years probation, as well as community service. In a separate matter, on July 26, 1999, the Corporation was named in a civil lawsuit commenced in the Superior Court of the State of Connecticut brought by the Connecticut Department of Environmental Protection alleging various compliance violations at its Huntingdon Avenue and Freight Street locations between the years 1992 through 1998 relating to wastewater discharges and the management of waste materials. The complaint alleged violations of its permits issued under the Federal Clean Water Act and the Resource Conservation and Recovery Act, as well as procedural, notification and other requirements of Connecticut's environmental regulations over the foregoing period of time.
     The Corporation voluntarily resolved these matters on November 28, 2001.
As a result, MacDermid, Incorporated was required to pay fines and penalties totaling $2,500, without interest, over six quarterly installments. In addition, the Corporation was required to pay $1,550 to various local charitable and environmental organizations and causes. As of June 30, 2003, the Corporation had paid the full amounts for both of these arrangements. The Corporation has performed certain environmental audits and other environmentally related actions and was placed on a two-year probation, which ended November 28, 2003. The Corporation had recorded liabilities during the negotiation period and therefore its results of operations and financial position were not affected by these arrangements.
     Various other legal proceedings are pending against the Corporation. The Corporation considers all such proceedings to be ordinary litigation incident to the nature of its business. Certain claims are covered by liability insurance. The Corporation believes that the resolution of these claims, to the extent not covered by insurance, will not individually or in the aggregate, have a material adverse effect on its financial position or results of operations.
FORWARD LOOKING STATEMENTS
     This report and other Corporation reports include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that is based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. The statements contained in this report that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties.
     The words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions, have been used to identify forward-looking statements. These forward-looking statements are made based on management's expectations and beliefs concerning future events affecting the Corporation and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond its control, that could cause actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from the forward-looking statements: acquisitions and dispositions, environmental liabilities, changes in general economic, business and industry conditions, changes in current advertising, promotional and pricing levels, changes in political and social conditions and local regulations, foreign currency fluctuations, inflation, significant litigation; changes in sales mix, competition, disruptions of established supply channels, degree of acceptance of new products, difficulty of forecasting sales at various times in various markets, the availability, terms and deployment of capital, and the other factors discussed elsewhere in this report.
     All forward-looking statements should be considered in light of these factors. The Corporation undertakes no obligation to update forward-looking statements or risk factors to reflect new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except share and per share amounts)



                                                                             Nine Months
                                             Year            Ended           Ended
                                             December 31,    December 31,    December 31,
                                             --------------  --------------  --------------
                                                      2003            2002            2001
                                             --------------  --------------  --------------

Net sales . . . . . . . . . . . . . . . . .  $     619,886   $     611,490   $     472,010
Cost of sales . . . . . . . . . . . . . . .        329,271         337,012         268,512
                                             --------------  --------------  --------------
   Gross profit . . . . . . . . . . . . . .        290,615         274,478         203,498

Operating expenses:
   Selling, technical and administrative. .        188,164         183,141         137,000
   Amortization . . . . . . . . . . . . . .          3,301           6,222           6,079
   Impairment charges                                  ---             982          51,802
   Restructuring charges                               ---             ---           9,666
                                             --------------  --------------  --------------
                                                   191,465         190,345         204,547
                                             --------------  --------------  --------------
                                                                             --------------
      Operating profit (loss) . . . . . . .         99,150          84,133          (1,049)
Other income (expense):
   Interest income. . . . . . . . . . . . .            873             575             782
   Interest expense . . . . . . . . . . . .        (31,051)        (34,458)        (25,095)
   Miscellaneous income                              4,314             616             ---
   Miscellaneous expense                               ---          (3,267)         (1,235)
                                             --------------  --------------  --------------
                                                   (25,864)        (36,534)        (25,548)
                                             --------------  --------------  --------------
Earnings (loss) from continuing operations
before income taxes and cumulative effect
of accounting change. . . . . . . . . . . .         73,286          47,599         (26,597)
Income tax (expense) benefit. . . . . . . .        (23,466)        (16,122)          9,309
                                             --------------  --------------  --------------
Earnings (loss) from continuing operations
before cumulative effect of accounting
change. . . . . . . . . . . . . . . . . . .         49,820          31,477         (17,288)
Discontinued operations, net of tax . . . .          5,592         (22,128)        (11,624)
Cumulative effect of accounting change,
net of tax                                           1,014             ---             ---
                                             --------------  --------------  --------------
      Net earnings (loss) . . . . . . . . .  $      56,426   $       9,349   $     (28,912)
                                             ==============  ==============  ==============

Basic earnings (loss) per common share:
   Continuing operations. . . . . . . . . .  $        1.60   $        0.98   $       (0.54)
   Discontinued operations. . . . . . . . .           0.18           (0.69)          (0.37)
   Cumulative effect of accounting change             0.03             ---             ---
                                             --------------  --------------  --------------
      Net earnings (loss) per share . . . .  $        1.81   $        0.29   $       (0.91)
                                             ==============  ==============  ==============

Diluted earnings (loss) per common share:
   Continuing operations. . . . . . . . . .  $        1.59   $        0.98   $       (0.54)
   Discontinued operations. . . . . . . . .           0.18           (0.69)          (0.37)
   Cumulative effect of accounting change             0.03             ---             ---
                                             --------------  --------------  --------------
      Net earnings (loss) per share . . . .  $        1.80   $        0.29   $       (0.91)
                                             ==============  ==============  ==============

Weighted average number of common
  shares outstanding:
     Basic. . . . . . . . . . . . . . . . .     31,241,288      32,220,066      31,911,570
                                             ==============  ==============  ==============
     Diluted. . . . . . . . . . . . . . . .     31,430,398      32,475,155      32,381,519
                                             ==============  ==============  ==============

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)



                                                                           Nine Months
                                           Year            Ended           Ended
                                           December 31,    December 31,    December 31,
                                           --------------  --------------  --------------
                                                    2003            2002            2001
                                           --------------  --------------  --------------

Net earnings (loss) . . . . . . . . . . .  $      56,426   $       9,349   $     (28,912)
Other comprehensive income:
   Foreign currency translation . . . . .         18,446          10,977          (3,690)
   Minimum pension liability (net of tax)           (305)         (7,460)          6,716
   Hedging activities (net of tax)                   ---             276            (276)
                                           --------------  --------------  --------------
Comprehensive income (loss) . . . . . . .  $      74,567   $      13,142   $     (26,162)
                                           ==============  ==============  ==============

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

ASSETS


                                                  December         31
                                                       2003      2002
                                                  ---------  --------
Current assets:
Cash and equivalents . . . . . . . . . . . . . .  $  61,294  $ 32,019
Accounts receivable, less allowance for doubtful
   receivables of $11,908 and $12,743. . . . . .    137,149   142,806
Inventories. . . . . . . . . . . . . . . . . . .     75,775    85,738
Prepaid expenses . . . . . . . . . . . . . . . .      8,137     5,457
Deferred income taxes. . . . . . . . . . . . . .     22,960    22,598
                                                  ---------  --------
              Total current assets . . . . . . .    305,315   288,618
                                                  ---------  --------
Net property, plant and equipment. . . . . . . .    113,642   132,581
Goodwill . . . . . . . . . . . . . . . . . . . .    194,200   194,200
Patents, trademarks and other intangibles. . . .     30,061    31,825
Deferred income taxes. . . . . . . . . . . . . .     31,759    32,186
Other assets, net. . . . . . . . . . . . . . . .     22,258    28,483
                                                  ---------  --------
                                                  $ 697,235  $707,893
                                                  =========  ========

See accompanying notes to consolidated financial statements.


LIABILITIES & SHAREHOLDERS ' EQUITY


                                                December          31
                                                     2003       2002
                                                ----------  ---------
Current liabilities:
Notes payable. . . . . . . . . . . . . . . . .  $     940   $  5,124
Current installments of long-term obligations.        558      6,230
Accounts payable . . . . . . . . . . . . . . .     53,153     63,819
Dividends payable. . . . . . . . . . . . . . .        908        646
Accrued compensation . . . . . . . . . . . . .     11,860     11,560
Accrued interest . . . . . . . . . . . . . . .     12,732     13,043
Accrued expenses, other. . . . . . . . . . . .     42,252     43,214
Income taxes . . . . . . . . . . . . . . . . .      3,220      3,727
                                                ----------  ---------
              Total current liabilities. . . .    125,623    147,363
                                                ----------  ---------
Long-term obligations. . . . . . . . . . . . .    301,203    310,237

Retirement benefits, less current
   Portion . . . . . . . . . . . . . . . . . .     20,679     19,688
Other long-term liabilities. . . . . . . . . .      4,486      4,459
Deferred income taxes. . . . . . . . . . . . .      6,232      5,535
                                                ----------  ---------
              Total liabilities. . . . . . . .    458,223    487,282
                                                ----------  ---------

Minority interest                                     ---      2,873

Contingencies

Shareholders' equity:
Common stock. Authorized 75,000,000
shares; issued 46,813,138 shares in 2003 and
46,639,757 shares in 2002 at a stated value of
   $1.00 per share . . . . . . . . . . . . . .     46,813     46,640
Additional paid-in capital . . . . . . . . . .     25,884     21,261
Retained earnings. . . . . . . . . . . . . . .    278,705    225,387
Accumulated other comprehensive income:
   Foreign currency translation. . . . . . . .     13,074     (5,372)
   Additional minimum pension liability. . . .    (10,719)   (10,414)
Less cost of common shares held in
 treasury, 16,548,604 and 14,349,453 in 2003
 and 2002, respectively. . . . . . . . . . . .   (114,745)   (59,764)
                                                ----------  ---------
              Total shareholders' equity . . .    239,012    217,738
                                                ----------  ---------
                                                $ 697,235   $707,893
                                                ==========  =========

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)


                                                     Year            Ended           Nine Months Ended
                                                     December 31,    December 31,    December 31,
                                                     --------------  --------------  -------------------
                                                              2003            2002                 2001
                                                     --------------  --------------  -------------------

Cash flows from operating activities:
  Net earnings (loss) . . . . . . . . . . . . . . .  $      56,426   $       9,349   $          (28,912)
  Adjustments to reconcile net earnings (loss) to
earnings (loss) from continuing operations:
Earnings (loss) from discontinued operations, net
of tax. . . . . . . . . . . . . . . . . . . . . . .          5,592         (22,128)             (11,624)
                                                     --------------  --------------  -------------------
Earnings (loss) from continuing operations,
including cumulative effect of accounting change. .         50,834          31,477              (17,288)
  Adjustments to reconcile earnings (loss) from
continuing operations to net cash provided by
operating activities:
     Depreciation of fixed assets . . . . . . . . .         15,793          16,361               14,665
     Amortization . . . . . . . . . . . . . . . . .          3,301           6,222                6,079
     Provision for bad debts. . . . . . . . . . . .          2,606           4,773                5,341
     Deferred income taxes. . . . . . . . . . . . .         12,094           7,047              (21,858)
     Stock compensation . . . . . . . . . . . . . .          4,219           4,028                  664
     Impairment charges                                        ---             982               51,802

  Changes in assets and liabilities net of effects
from acquisitions and dispositions:
     Decrease (increase) in receivables . . . . . .          3,450          23,607               19,665
     Decrease (increase) in inventories . . . . . .          8,059          29,313               26,673
     Decrease (increase) in prepaid expenses. . . .         (2,283)          2,884               (1,726)
     Decrease (increase) in equipment at customers.          3,898           1,419                  441
     Increase (decrease) in accounts payable. . . .         (1,200)           (599)             (14,182)
     Increase (decrease) in accrued expense . . . .           (427)         (3,531)              15,902
     Increase (decrease) in income tax liabilities.         (8,890)         (8,652)                 442
     Other. . . . . . . . . . . . . . . . . . . . .          2,452           1,981                 (167)
                                                     --------------  --------------  -------------------
Cash provided by continuing operations. . . . . . .         93,906         117,312               86,453
Cash (used) provided by discontinued operations . .         (3,135)          8,881               (2,888)
           Net cash flows provided by
                                                     --------------  --------------  -------------------
            operating activities. . . . . . . . . .         90,771         126,193               83,565
                                                     --------------  --------------  -------------------

Cash flows from investing activities:
  Capital expenditures. . . . . . . . . . . . . . .        (12,527)         (7,277)              (6,934)
  Proceeds from disposition of fixed assets . . . .          1,823           2,890                2,431
  Dispositions of businesses                                 5,000             ---                  ---
                                                     --------------  --------------  -------------------
           Net cash flows used in investing
            Activities. . . . . . . . . . . . . . .         (5,704)         (4,387)              (4,503)
                                                     --------------  --------------  -------------------
Cash flows from financing activities:
  Net repayments of short-term borrowings . . . . .         (1,480)        (18,356)              (2,822)
  Proceeds from long-term borrowings. . . . . . . .          3,570          82,611              388,346
  Repayments of long-term borrowings. . . . . . . .         (5,367)       (168,276)            (448,101)
  Bond financing fees                                          ---             ---               (8,837)
  Exercise of stock options                                    812             360                  ---
  Acquisition of treasury stock . . . . . . . . . .        (51,753)           (822)                (635)
  Dividends paid. . . . . . . . . . . . . . . . . .         (3,108)         (2,581)              (1,929)
                                                     --------------  --------------  -------------------
           Net cash flows used in
            financing activities. . . . . . . . . .        (57,326)       (107,064)             (73,978)
Effect of exchange rate changes on cash
  and equivalents . . . . . . . . . . . . . . . . .          1,534             210                 (563)
                                                     --------------  --------------  -------------------
Net increase in cash and cash equivalents . . . . .         29,275          14,952                4,521
Cash and cash equivalents at beginning of
  Year. . . . . . . . . . . . . . . . . . . . . . .         32,019          17,067               12,546
                                                     --------------  --------------  -------------------
Cash and cash equivalents at end of year. . . . . .  $      61,294   $      32,019   $           17,067
                                                     ==============  ==============  ===================


Cash paid for interest. . . . . . . . . . . . . . .  $      31,467   $      38,663   $           14,339
                                                     ==============  ==============  ===================
Cash paid for income taxes. . . . . . . . . . . . .  $      17,785   $       9,829   $           14,102
                                                     ==============  ==============  ===================
Non-cash impact of SFAS150                           $       3,228             ---                  ---
                                                     ==============  ==============  ===================

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands)


                                                                   Accumulated
                                         Additional                Other                        Total
                                Common   Paid-In       Retained    Comprehensive    Treasury    Shareholder's
                                Stock    Capital       Earnings    Income           Stock       Equity
                                -------  ------------  ----------  ---------------  ----------  ---------------
Balance at March 31, 2001. . .  $45,408  $    16,437   $ 249,460   $      (22,329)  $ (58,307)  $      230,669

Stock options                       ---          664         ---              ---         ---              664
Exercise of warrants              1,002       (1,002)        ---              ---         ---              ---
Net loss                            ---          ---     (28,912)             ---         ---          (28,912)
Cash dividends                      ---          ---      (1,929)             ---         ---           (1,929)
Tax benefit                         ---          824         ---              ---         ---              824
Currency translation                ---          ---         ---           (3,690)        ---           (3,690)
Reduction in minimum
pension liability, net of tax       ---          ---         ---            6,716         ---            6,716
Hedging activities, net of tax      ---          ---         ---             (276)        ---             (276)
Shares acquired                     ---          ---         ---              ---        (635)            (635)
Balance at December 31, 2001
                                -------  ------------  ----------  ---------------  ----------  ---------------
                                 46,410       16,923     218,619          (19,579)    (58,942)         203,431
                                -------  ------------  ----------  ---------------  ----------  ---------------

Stock options                       180        3,325         ---              ---         ---            3,505
Stock awards                         50          833         ---              ---         ---              883
Net earnings                        ---          ---       9,349              ---         ---            9,349
Cash dividends                      ---          ---      (2,581)             ---         ---           (2,581)
Tax benefit                         ---          180         ---              ---         ---              180
Currency translation                ---          ---         ---           10,977         ---           10,977
Increase in minimum pension
liability, net of tax               ---          ---         ---           (7,460)        ---           (7,460)
Hedging activities, net of tax      ---          ---         ---              276         ---              276
Shares acquired                     ---          ---         ---              ---        (822)            (822)
Balance at December 31, 2002
                                -------  ------------  ----------  ---------------  ----------  ---------------
                                 46,640       21,261     225,387          (15,786)    (59,764)         217,738
                                -------  ------------  ----------  ---------------  ----------  ---------------

Stock options                       168        4,748         ---              ---         ---            4,916
Stock awards                          5          109         ---              ---         ---              114
Net earnings                        ---          ---      56,426              ---         ---           56,426
Cash dividends                      ---          ---      (3,108)             ---         ---           (3,108)
Tax benefit adjustment              ---         (234)        ---              ---         ---             (234)
Currency translation                ---          ---         ---           18,446         ---           18,446
Increase in minimum pension
liability, net of tax               ---          ---         ---             (305)        ---             (305)
Shares acquired                     ---          ---         ---              ---     (54,981)         (54,981)
Balance at December 31, 2003
                                -------  ------------  ----------  ---------------  ----------  ---------------
                                $46,813  $    25,884   $ 278,705   $        2,355   $(114,745)  $      239,012
                                =======  ============  ==========  ===============  ==========  ===============

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Business Description. MacDermid, Incorporated and its subsidiaries (collectively, the "Corporation" or "MacDermid") was established in Waterbury, Connecticut, in 1922. The Corporation develops, produces and markets a broad line of specialty chemical products that are used worldwide. These products are supplied to the metal and plastic finishing markets (for automotive and other applications), the electronics industry (to imprint electrical patterns on circuit boards), the offshore oil and gas markets (for oil drilling and exploration) and to the commercial printing and packaging industries (for image transfer and offset printing applications).
     The Board of Directors on May 21, 2001 voted to change the Corporation's fiscal year to December 31st. This change was effective December 31, 2001. Accordingly, the Corporation reported a nine month transition year from April 1, 2001 through December 31, 2001, reflecting the Corporation's nine months of operations, comprehensive income, cash flows and changes in stockholders' equity.
(b) Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the parent corporation and all of its majority-owned domestic and foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the prior periods of the consolidated financial statements have been reclassified to conform to the current year presentation.
(c) Use of Estimates. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
(d) Cash and Cash Equivalents. For the purpose of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.
(e) Concentrations of Credit Risk. The Corporation's business operations consist principally of the manufacture and sale of specialty chemicals, supplies and related equipment to customers throughout much of the world. Approximately 43% of the business is concentrated in the printing industry used for a wide variety of applications, including offset blankets, printing plates, textile blankets and rubber based covers for industrial rollers, while 24% of the business is concentrated with manufacturers of printed circuit boards which are used in a wide variety of end-use applications, including computers, communications and control equipment, appliances, automobiles and entertainment products. As is usual for this business, the Corporation generally does not require collateral or other security as a condition of sale, rather relying on credit approval, balance limitation and monitoring procedures to control credit risk of trade account financial instruments. Management believes that reserves for losses, which are established based upon review of accounts receivable balances and historical experience, are adequate.
(f) Inventories. Inventories are stated at the lower of average cost or market. Management regularly reviews obsolescence to determine that inventories are appropriately reserved. In making any determination, historical write-offs, customer demand, product evolution, usage rates and quantities of stock on hand are considered. Inventory in excess of the Corporation's estimated usage requirements is written down to its estimated net realizable value.
(g) Property, Plant and Equipment and Other Long-Lived Assets. Property, plant and equipment are stated at cost. Depreciation and amortization of property, plant and equipment are provided over the estimated useful lives of the respective assets, principally on the straight-line basis. The Corporation categorizes and depreciates its assets over periods ranging from 3 to 5 years for computers, software, furniture, fixtures and autos and over periods ranging from 5 to 30 years for machinery, equipment, buildings and building improvements. Leasehold improvements are amortized over the lesser of the useful life of the asset or the life of the lease. Expenditures for maintenance and repairs are charged directly to expense; renewals and betterments which significantly extend the useful life of the asset are capitalized. Costs and accumulated depreciation and amortization on assets fully depreciated, retired or disposed of are removed from the accounts and any resulting gains or losses are credited or charged to earnings.
     Patents and various other intangible assets are amortized on a straight-line basis over their estimated useful lives as determined by management's evaluation. The present periods of amortization are 15 years for patents and range between 5 and 30 years for other separately identified intangible assets.
     Effective January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS144) which requires the Corporation to assess depreciated or amortized long-lived asset groups for impairment whenever events or changes in circumstances indicate their carrying value may not be recoverable. Such circumstances would include items, such as, a significant decrease in the market price of a long-lived asset, a significant adverse change in the manner the asset is being used or in its physical condition or a history of operating or cash flow losses associated with the use of the asset. The impairment, if any, is measured by the difference between carrying value and estimated fair value and charged to expense in the period identified. Estimated fair value is generally based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the business underlying the asset in question. Significant management judgment is involved in estimating these variables and they include inherent uncertainties since they are frequently forecasting future events. The remaining amortization periods are periodically evaluated and are revised if considered necessary. Prior to the adoption of SFAS144, the impairment of long-lived assets was assessed under the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of (SFAS121). Included under discontinued operations for 2002 is a $7,000 charge to earnings for assets written down under the application of SFAS144 and for transition year 2001 is an $11,598 charge to earnings for assets written down under the application of SFAS121. These assets have been removed from service and management will evaluate future use or potential sale.
(h) Goodwill and Other Intangible Assets. The Corporation adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS142), as of April 1, 2001. Pursuant to SFAS142, goodwill and intangible assets with indeterminable lives will no longer be amortized, but instead the carrying amounts will be periodically compared to the current fair value and, if impairment occurs, an adjustment to the carrying amount will be required with a charge to expense in the period identified. Included under discontinued operations for 2002 is a $27,389 charge to earnings for goodwill written off, in the last quarter of 2002, under the provisions of SFAS142 as a result of the increasingly deteriorating printed circuit board markets in Europe and North America. Throughout transition year 2001 digital printing equipment sales increasingly fell short of forecast due to factors such as delayed product introduction. As a result, future cash flow budgets were reduced. As such, the recoverability of Colorspan goodwill and other intangible assets was assessed pursuant to the provisions of SFAS142 and SFAS121 and written-off in the last quarter of transition year 2001. The Corporation charged $44,963 against earnings in transition year 2001 for the Colorspan goodwill and other intangible assets, as well as certain other intangible assets that were determined to be impaired.
(i) Employee Benefits. The Corporation sponsors a variety of employee benefit programs, most of which are non-contributory.
  Retirement. A non-contributory pension plan, a profit sharing retirement plan and a defined contribution 401K retirement plan are provided for substantially all domestic employees. The Corporation also maintains a domestic and a foreign defined benefit pension plan. The projected unit credit actuarial method is used for financial reporting purposes. In addition, the Corporation contributes to domestic profit sharing and employee stock ownership plans, which provide retirement benefits based upon amounts credited to employee accounts within the plans. The Corporation's funding policy for qualified plans is consistent with federal or other regulations and customarily equals the amount deducted for income tax purposes. Foreign subsidiaries contribute to other plans, which may be administered privately or by government agencies in accordance with local regulations.
  Post-retirement. The Corporation currently accrues for post-retirement health care benefits for U.S. employees hired prior to April 1, 1997. The post-retirement health care plan is unfunded.
  Post-employment. The Corporation currently accrues for post-employment disability benefits to employees meeting specified service requirements. The post-employment benefits plan is unfunded.
(j) Financial Instruments. Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments (SFAS107) requires that reporting entities provide, to the extent practicable, the fair value of financial instruments, both assets and liabilities. The Corporation's outstanding long-term fixed rate bonds bear interest at 9.125%, which compares to 8.1% at fair market value based on the market price of the Corporation's bond issue at December 31, 2003. The fair value of these outstanding bonds at December 31, 2003 is approximately $339,000, as compared to the carrying value of $300,265. The carrying amounts for the Corporation's other financial instruments approximate fair value because of the short maturity or variable rates of those instruments.
     Under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS133), adopted by the Corporation on April 1, 2001, hedge accounting provides for the deferral of gains or losses on derivative instruments until such time as the related transactions occur. For those derivatives that do not meet the requirements of this pronouncement, the Corporation recognizes periodic increases or decreases in the fair value of the derivative with a charge to earnings. The Corporation, previous to its bond issue, had employed interest rate swap agreements to optimize borrowing costs by reducing exposure to possible future changes in interest rates. An interest rate swap outstanding at December 31, 2003, has not been designated as part of a hedge. Net receipts or payments on the swap is accrued and recognized as an adjustment to interest expense. The estimated fair value of this financial instrument at December 31, 2003 is a liability of $1,736 based on the quoted market price from the bank holding the instrument. For 2003, there was income of $633 included in the consolidated statements of earnings. For 2002, there was an expense of $2,611 included in the consolidated statements of earnings and a deferred gain, net of income taxes, of $276 recorded to accumulated other comprehensive income. For transition year 2001, there was expense of $410 included in the consolidated statements of earnings.
(k) Foreign Operations. The assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end rates of exchange while revenue and expense accounts are translated at weighted-average rates in effect during the periods. Translation of the financial statements resulted in an increase in equity of $18,446 and $10,977 in 2003 and 2002, respectively, and a decrease in equity of $3,690 in transition year 2001. Foreign currency transactions included in the consolidated statements of earnings resulted in a gain of $39 and $576 in 2003 and 2002, respectively, and a loss of $355 in transition year 2001.
(l) Revenue Recognition. The Corporation recognizes revenue, including freight charged to customers, when products are shipped and the customer takes ownership and assumes the risk of loss, collection of the relevant receivable is probable, persuasive evidence that an arrangement exists and the sales price is fixed or determinable. The Corporation's shipping terms are customarily "FOB shipping point" and do not include right of inspection or acceptance provisions. Equipment sales arrangements may include right of inspection or acceptance provisions in which case revenue is deferred until these provisions have been satisfied.
(m) Operating Expenses. Cost of sales consists primarily of raw material costs and related purchasing and receiving costs used in the manufacturing process, salary and wages, fringe benefits, packaging costs, plant overhead and other costs associated with the manufacture and distribution of the Corporation's products.
     Selling, technical and administrative expenses (ST&A) consist primarily of personnel and travel costs, advertising and marketing expenses, product development expenses, administrative expenses associated with accounting, finance, legal, human resource, risk management and overhead associated with these functions.
     Research and development is expensed as incurred. Included under selling, technical and administrative expenses were $19,869, $19,104 and $14,922 in 2003, 2002 and transition year 2001, respectively.
(n) Income Taxes. The provision for income taxes includes federal, foreign, state and local income taxes currently payable. Deferred income taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax basis of assets and liabilities. Deferred taxes are not provided on the undistributed earnings of subsidiaries operating outside the United States that will be permanently reinvested.
(o) Stock-based Plans. Effective April 1, 2001, the Corporation adopted the fair value expense recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS123) prospectively, to all stock options granted, modified or settled after April 1, 2001. Accordingly, compensation expense is measured using the fair value at the date of grant for options granted after April 1, 2001. The resulting expense is amortized over the period in which the options are earned. Previously, and since April 1, 1996, the Corporation had adopted the disclosure requirements of SFAS123 and continued to account for its stock options by applying the expense recognition provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees (APB25).
     Had the Corporation used the fair value expense recognition method of accounting for its stock option plans (beginning in 1996) and charged compensation cost against income, over a period consistent with the terms of the grant, based on the fair value at the date of grant, net earnings and net earnings per common share for the years ended December 31, 2003 and 2002 and the transition year ended December 31, 2001, would have been reduced to the following pro forma amounts:
(In thousands, except per share amounts)




                                                        Year            Ended           Nine Months Ended
                                                        December 31,    December 31,    December 31,
                                                                 2003            2002                 2001
                                                        --------------  --------------  -------------------
Net earnings (loss) available for common shareholders:
   As reported . . . . . . . . . . . . . . . . . . . .  $      56,426   $       9,349   $          (28,912)
Add: stock based employee compensation expense
included in reported net income, net of related tax
effects. . . . . . . . . . . . . . . . . . . . . . . .          2,868           2,663                  432
Deduct: total stock based employee compensation
expense determined under fair value based method for
all awards, net of related tax effects . . . . . . . .         (3,263)         (3,329)              (1,024)
                                                        --------------  --------------  -------------------
   Pro forma . . . . . . . . . . . . . . . . . . . . .  $      56,031   $       8,683   $          (29,504)
                                                        ==============  ==============  ===================

Basic net earnings (loss) per common share:
   As reported . . . . . . . . . . . . . . . . . . . .  $        1.81   $        0.29   $            (0.91)
   Pro forma . . . . . . . . . . . . . . . . . . . . .  $        1.79   $        0.27   $            (0.92)
Diluted net earnings (loss) per common share:
   As reported . . . . . . . . . . . . . . . . . . . .  $        1.80   $        0.29   $            (0.91)
   Pro forma . . . . . . . . . . . . . . . . . . . . .  $        1.78   $        0.27   $            (0.92)

The pro forma information above includes stock options granted between April 1, 1995 and March 31, 2001. Effects of applying FAS 123, using the fair value-based method of accounting, is not representative of the pro forma effect on earnings in future years because it does not take into consideration pro forma compensation expense related to stock options granted prior to 1996.
(p) Common Share Data. Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS128) requires the presentation of basic and diluted earnings per share (EPS). EPS is calculated based upon net earnings available for common shareholders after deduction for preferred dividends. The computation of basic EPS is based upon the weighted-average number of common shares outstanding during the period. Diluted EPS is computed based upon the weighted-average number of common shares outstanding plus the effect of all dilutive contingently issuable common shares from stock options, stock awards and warrants that were outstanding during the period, under the treasury stock method. Dilutive contingently issuable common shares are excluded from the computation in periods in which the result would have an anti-dilutive effect on earnings per share. There were options and warrants totaling 515,060, 1,162,300 and 469,949 for 2003, 2002 and transition year 2001, respectively, excluded from the diluted EPS calculation because they were anti-dilutive.
     The following table reconciles basic weighted-average common shares outstanding to diluted weighted-average common shares outstanding:




                                  Year          Ended         Nine Months Ended
                                  December 31,  December 31,  December 31,
                                          2003          2002               2001
                                  ------------  ------------  -----------------
Basic. . . . . . . . . . . . . .    31,241,288    32,220,066         31,911,570
Dilutive effect of stock options       189,110       255,089            257,866
Dilutive effect of warrants                ---           ---            212,083
                                  ------------  ------------  -----------------
Diluted. . . . . . . . . . . . .    31,430,398    32,475,155         32,381,519
                                  ============  ============  =================

(q) Acquisitions. The Corporation established acquisition reserves in fiscal year 1999 when recording the acquisition of W. Canning, plc. The reorganization of employees and facilities has been completed. Five facilities have been closed with those activities assimilated elsewhere. Leases associated with these facilities have expired with the exception of one location which is leased through March 2008 and has been sub-leased to partially offset the future cash payments.
     The following table shows the balance for acquisition reserves included in other accrued liabilities on the consolidated balance sheet at December 31, 2003. The payments column includes amounts paid of $335, $210 and $312 in 2003, 2002 and transition year 2001, respectively. In 2003, the amount of $1,746 was reclassified from accrued liabilities into other long-term liabilities. Due to the environmental nature of this balance it will be monitored along with other items of this nature. The activity is shown cumulative since inception and the remaining balance will be paid periodically through fiscal 2008:
(In thousands)




Description    Inception   Adjustment    Payments   Balance
-------------  ----------  ------------  ---------  --------
Facilities     $    4,200          ---   $   3,716  $    484
Redundancies        2,050  $     3,100       5,150       ---
Environmental       2,000       (1,746)        254       ---
               ----------  ------------  ---------  --------
Total . . . .  $    8,250  $     1,354   $   9,120  $    484
               ==========  ============  =========  ========

(r) Restructuring Charges. In the last quarter of transition year 2001, the Corporation announced the closure of certain of its Printing Solutions and Advanced Surface Finishing manufacturing facilities. The activities of the affected locations have been relocated to other facilities in order to run those operations more cost effectively. In connection with these actions, restructuring charges of $1,859 for severance related costs and $7,807 for facility closing costs, disposal services and asset write-offs were recorded during the transition year ended December 31, 2001. Total cash payments of $3,023 and other charges of $6,643 have been made for these activities. In addition, an $11,598 charge, consisting of a cash charge of $709 for severance related costs and other charges of $10,889 for asset write-offs was taken under discontinued operations. At December 31, 2003 and 2002, these restructuring actions have been completed and no amounts remain in the consolidated balance sheet.
(s) Discontinued Operations. On December 9, 2003, the Corporation sold its 60% interest in Eurocir S.A. (Eurocir) to the 40% stakeholders of Eurocir for $5,000. The sales price consisted of $3,000 of consideration received upon closing and $2,000 of interest bearing notes, reflected in other long term assets at December 31, 2003, which are due within six years.
     The Eurocir operations represented substantially all of the remaining electronics manufacturing segment and as such the sale was accounted for as discontinued operations in accordance with SFAS144. The operating results and cash flows from operations of the electronics manufacturing segment have therefore been segregated from continuing operations on the Corporation's consolidated statements of earnings and consolidated statements of cash flows for all periods presented.
     The following table presents the amounts segregated from the consolidated statements of earnings and reflected as earnings (loss) from discontinued operations:




                                                       Year            Ended           Nine Months Ended
                                                       December 31,    December 31,    December 31,
                                                                2003            2002                 2001
                                                       --------------  --------------  -------------------
Net sales . . . . . . . . . . . . . . . . . . . . . .  $      78,747   $      80,485   $           63,302

Loss before income taxes and minority interest. . . .  $        (940)  $     (33,674)  $          (17,714)
Income tax (expense) benefit. . . . . . . . . . . . .            (12)         11,666                6,200
Minority interest                                                ---            (120)                (110)
                                                       --------------  --------------  -------------------
Loss from discontinued operations before gain on sale           (952)        (22,128)             (11,624)
Gain on sale of discontinued operations, net of tax            6,544             ---                  ---
                                                       --------------  --------------  -------------------
Discontinued operations, net of tax . . . . . . . . .  $       5,592   $     (22,128)  $          (11,624)
                                                       ==============  ==============  ===================

Included in discontinued operations for the year ended December 31, 2003, was a pre-tax gain on disposal of discontinued operations of $5,630 with a tax benefit of $914 resulting in an after-tax gain of $6,544, recorded in the fourth quarter. Included in discontinued operations for the year ended December 31, 2002 were pre-tax charges of $27,389 for a goodwill impairment and $7,000 for other asset impairment recognized pursuant to the provisions of SFAS142 and SFAS144, respectively. Included in discontinued operations for the nine month year ended December 31, 2001, was a pre-tax charge of $11,598 for restructuring, including severance and asset write-offs.
(t) Recent Accounting Standards. The FASB finalized Staff Position No. FAS106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FAS106-1), in January 2004. FAS106-1 permits the deferral of application of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, to the Medicare Prescription Drug Bill. The FASB plans to address the related issues by issuing guidance by the end of March 2004. The Corporation has deferred application of FAS106-1 until the issuance of final guidance by the FASB.
     In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 {revised}, Employers' Disclosures about Pensions and Other Postretirement Benefits (SFAS132{revised}). SFAS132{revised} retains recognition and measurement provisions while retaining and revising the disclosure requirements contained in the original statement. It also requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Corporation's disclosures incorporate the requirements of SFAS132{revised}.
     The Corporation adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS143) which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, effective January 1, 2003. SFAS143 requires recognition of asset retirement obligations as a liability with a corresponding asset that is depreciated over the life of the asset. The adoption of SFAS143 did not have an effect on the Corporation's consolidated financial statements.
     Effective January 1, 2003, the Corporation adopted Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS145). SFAS145, among other things, rescinds SFAS No. 4, which required all gains and losses from the extinguishment of debt to be classified as an extraordinary item and amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The adoption of SFAS145 did not have an effect on the Corporation's consolidated financial statements.
     Also effective January 1, 2003, the Corporation adopted Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS146) which requires companies to recognize costs associated with exit or disposal activities when a liability is incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of SFAS146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS146 did not have an effect on the Corporation's consolidated financial statements.
     Effective July 1, 2003, the Corporation adopted Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS149) which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement 133. The adoption of SFAS149 did not have an impact on the Corporation's consolidated financial statements.
     Also effective July 1, 2003, the Corporation adopted Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS150). SFAS150 addresses financial accounting and reporting criteria for certain financial instruments with characteristics of both liabilities and equity and requires that financial instruments within its scope are classified as liabilities, or assets in some circumstances. Due to an existing purchase and sale agreement with Citicorp Venture Capital Ltd (CVC), SFAS150 had an impact on the Corporation's consolidated statements of earnings. There was a gain of $1,014, net of tax, as of July 1, 2003 for the cumulative effect of accounting change and a gain of $2,214 included in other income as of September 22, 2003 for the CVC transaction. These gains, together with the total cash payments of $51,803, have been recorded as the cost basis of treasury shares purchased under the agreement.
     Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21) provides guidance on how to account for revenue arrangements that involve the delivery or performance of multiple products, services, or rights to use assets. The adoption of EITF 00-21, effective July 1, 2003, did not have an impact on the Corporation's consolidated financial statements.
     The FASB issued in January 2003 and revised in December 2003, Interpretation No. 46 (FIN46) Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN46 is effective for all new variable interest entities created or acquired after January 31, 2003 and certain types of entities after March 31, 2004. The adoption of FIN46, effective February 1, 2003, did not have an impact on the Corporation's consolidated financial statements.
2. VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
The major components of the allowance for doubtful receivables at December 31, 2003, 2002 and 2001 were as follows:
(In thousands)




                   Balance at   Additions    Deductions*   Balance at
                   Beginning    Charged to                 End of Period
                   of Period    Earnings
                   -----------  -----------  ------------  --------------
December 31, 2001  $    11,758  $     5,341  $      2,457  $       14,642
                   ===========  ===========  ============  ==============
December 31, 2002  $    14,642  $     4,773  $      6,672  $       12,743
                   ===========  ===========  ============  ==============
December 31, 2003  $    12,743  $     2,606  $      3,441  $       11,908
                   ===========  ===========  ============  ==============

* Bad debts charged off less recoveries, translation adjustments and adjustment for discontinued operations.

3. INVENTORIES
The major components of inventory at December 31, were as follows:
(In thousands)



                               2003     2002
                            -------  -------

Finished goods . . . . . .  $37,396  $43,639
Raw materials and supplies   30,062   30,625
Equipment. . . . . . . . .    8,317   11,474
                            -------  -------
   Inventories . . . . . .  $75,775  $85,738
                            =======  =======

4. PROPERTY, PLANT AND EQUIPMENT
The major components of property, plant and equipment (at cost) at December 31, were as follows:
(In thousands)



                                          2003      2002
                                      --------  --------

Land and improvements. . . . . . . .  $ 10,990  $  9,635
Buildings and improvements . . . . .   102,069    90,168
Machinery, equipment and fixtures. .   173,324   185,529
                                      --------  --------
                                       286,383   285,332
Less accumulated depreciation and
amortization . . . . . . . . . . . .   172,741   152,751
                                      --------  --------
   Net property, plant and equipment  $113,642  $132,581
                                      ========  ========

5. GOODWILL AND OTHER INTANGIBLE ASSETS
The Corporation adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS142) as of April 1, 2001. The fair value of goodwill using the expected value of future cash flows was in excess of the carrying value upon adoption. During 2002, there was $982 charged against earnings to write off certain goodwill under Advance Surface Finishing for balances no longer supported by discounted cash flows. In addition, discontinued operations includes a $27,389 charge to earnings for goodwill written off in the last quarter of 2002, under the provisions of SFAS142, as a result of the increasingly deteriorating printed circuit board markets in Europe and North America. Throughout transition year 2001 digital printing equipment sales increasingly fell short of forecast due to factors such as delayed product introduction. As a result, future cash flow budgets were reduced. As such, the recoverability of Colorspan goodwill and other intangible assets was assessed pursuant to the provisions of SFAS142 and SFAS121 and written-off in the last quarter of transition year 2001. The Corporation charged $44,963 against earnings in transition year 2001 for the Colorspan goodwill and other intangible assets, as well as certain other intangible assets that were determined to be impaired.
     The carrying amounts for goodwill by segment, Advanced Surface Finishing
(ASF), Printing Solutions (PS) and the discontinued electronics manufacturing operations (Discontinued), as of December 31, 2003 and 2002, are as follows:




(In thousands). . . . . . . . . . . . . .  ASF        PS       Discontinued    Total
                                           ---------  -------  --------------  ---------
Balance as of December 31, 2001 . . . . .  $123,052   $72,130  $      27,389   $222,571
Goodwill impaired during 2002 . . . . . .      (982)       --        (27,389)   (28,371)
                                           ---------  -------  --------------  ---------
Balance as of December 31, 2003 and 2002.  $122,070   $72,130             --   $194,200
                                           =========  =======  ==============  =========


Acquired intangible assets at December 31, are as follows:
(In thousands)



                       2003                                      2002
            ---------------                           ---------------
            Gross Carrying   Accumulated     Net      Gross Carrying   Accumulated     Net
            Amount           Amortization    Amount   Amount           Amortization    Amount
            ---------------  --------------  -------  ---------------  --------------  -------
Patents. .  $        17,566  $      (6,851)  $10,715  $        19,698  $      (8,123)  $11,575
Trademarks           20,133         (1,951)   18,182           27,481         (8,788)   18,693
Others . .            2,628         (1,464)    1,164            3,607         (2,050)    1,557
            ---------------  --------------  -------  ---------------  --------------  -------
   Total .  $        40,327  $     (10,266)  $30,061  $        50,786  $     (18,961)  $31,825
            ===============  ==============  =======  ===============  ==============  =======

Included in the table above, is the net carrying amount of $16,233 at December 31, 2003 and 2002 for trademarks which are not being amortized due to the indefinite life associated with these assets. Aggregate amortization expense of intangible assets for 2003 was $2,093. Estimated amortization expense for the Corporation's intangible assets is expected to approximate $1,700 for each of the next five fiscal years.
6. NOTES PAYABLE
Notes payable at December 31, 2003 and 2002 consisted of outstanding borrowings under available lines of credit. The terms of the lines of credit generally provide for interest rates at or below the prime rate on the date of borrowing for its domestic borrowings and vary with local currency exchange rate changes with its foreign borrowings. The lines of credit aggregate approximately $36,000 at December 31, 2003 and can be withdrawn at any time at the option of the banks. The weighted-average interest rates on short-term borrowings outstanding at the end of December 31, 2003 and 2002 were 3.3% and 4.3%, respectively.
7. EMPLOYEE BENEFIT & STOCK OPTION PLANS
Pension, Post-retirement & Post-employment Benefits
     The Corporation has defined benefit pension, defined contribution profit sharing and employee stock ownership plans for substantially all of its domestic employees. Aggregate amounts charged to earnings for these plans for the years ended December 31, 2003, 2002 and transition year 2001 were $5,222, $5,709 and $3,168, respectively.
Pension. The domestic pension plan provides retirement benefits based upon years of service and compensation levels. At December 31, 2003 the accumulated benefit obligation was $47,731. The measurement date used each year to determine pension and other postretirement benefits is September 30th, at which time the minimum contribution level for the following year is determined. The estimated future benefit payments are presently expected to approximate $2,000 per year for each of the next five years, as well as $10,000 in the aggregate for the five years subsequent to that. The Corporation expects to contribute pension funding requirements amounting to $3,136 in 2004 and approximately $3,500 each of the four years thereafter. Plan assets consist primarily of bonds, guaranteed investment contracts and listed stocks, including the Corporation's own shares. Plan assets included 393,255 shares of the Corporation's common stock having a market value of $13,465 at December 31, 2003 and $8,986 at December 31, 2002. The weighted-average asset allocation of the pension benefit plan was 53% debt securities and 47% equity securities, at December 31, 2003. The Corporation maintains a target allocation not to exceed 75% for either debt or equity securities at any point in time. The Board of Directors has appointed an investment committee that meets at least four times per year in order to assess the risk factors, rates of return and asset allocation limitations as prescribed by the committee's investment policy statement. In addition an annual review is conducted in order to ensure that proper funding levels are maintained for the plan and that the plan can meet its long-term retirement obligations. Return on asset (ROA) assumptions are determined annually based on a review of the asset mix as well as individual ROA performances, benchmarked against indexes such as the S&P 500 index and Russell 2000 index.
     The Corporation also has a retirement and death benefit plan, covering employees located in Great Britain. As of April 6, 1997, this plan converted from a defined benefit to a defined contribution basis for pensionable service after that date. The obligation has been recognized for past service benefits, which continue on the defined benefit basis. The Corporation's other foreign subsidiaries maintain benefit plans that are consistent with statutory practices and are not significant.
Post-retirement benefits. The Corporation sponsors a defined benefit post-retirement medical and dental plan that covers all of its domestic full-time employees, hired prior to April 1, 1997, who retire after age 55 with at least 10 to 20 years of service (depending upon the date of hire). Eligible employees retiring after March 31, 1998 are required to contribute the full cost of the plan until they reach age 65. At age 65 the Corporation will contribute a portion of the cost. The Corporation's subsidy level is subject to a cap, which increases 5% each year for employees retiring prior to March 31, 1989 and 3% each year for employees retiring after April 1, 1989. Retirees will be required to contribute the plan cost in excess of the cap in addition to other required contributions.
     The projected benefit obligation for the post-retirement plan at December 31, 2003 comprised 63% retirees, 5% fully eligible active participants and 32% other active participants. The annual increase in cost is 3% to 5% for post-retirement medical benefits since the Corporation's contributions are at the defined cap. The medical cost trend rate assumption has no effect on the amounts reported due to the cap on contributions paid by the Corporation. There is no assumed rate increase for dental benefits since it is a scheduled plan. Post-employment benefits. The Corporation sponsors a defined benefit, post-employment compensation continuation plan that covers all of its full time domestic employees. Employees who have completed at least six months of service, become permanently disabled and are unable to return to work are eligible to receive a benefit under the plan. The benefit may range from one week to a maximum of six months of compensation. The estimated ongoing after-tax annual cost is not material.
The following table sets forth the components of the pension and post-retirement benefit plans with respect to the consolidated balance sheets at December 31:


(in thousands)


                                           Pension    Benefits               Post Retirement    Benefits
                                           ---------  ----------             -----------------  ----------
                                    2003                   2002                          2003        2002
                               ----------             ----------             -----------------  ----------
                               Domestic    Foreign    Domestic    Foreign    Domestic           Domestic
                               ----------  ---------  ----------  ---------  -----------------  ----------
Reconciliation of Projected
Benefit Obligation:
Projected benefit obligation
at
Beginning of year . . . . . .  $  49,464   $ 48,331   $  42,187   $ 39,758   $          6,894   $   5,975
Service cost (benefits
earned
During the period). . . . . .      3,575        568       3,836        479                116         126
Interest cost on the
projected
Benefit obligation. . . . . .      3,279      2,702       3,010      2,279                405         417
Plan participants
contribution                         ---        300          --        214                 --          --
Plan amendments                      ---        ---         103        ---               (702)        892
Actuarial (gain)/loss
excluding
Assumption change . . . . . .      1,096        480      (1,238)     2,692                 87        (450)
Actuarial (gain)/loss due to
Assumption change                  2,957        ---       3,220        ---                392         314
Benefits paid . . . . . . . .     (1,903)    (2,841)     (1,654)    (1,549)              (265)       (380)
Translation difference               ---      5,271         ---      4,458                ---         ---
                               ----------  ---------  ----------  ---------  -----------------  ----------
Projected benefit obligation
at
End of year . . . . . . . . .     58,468     54,811      49,464     48,331              6,927       6,894
                               ----------  ---------  ----------  ---------  -----------------  ----------
Reconciliation of Fair Value
of
Plan Assets:
Fair value of plan assets at
Beginning of year                 36,093     37,778      31,752     38,453                ---         ---
Actual return on plan assets
(net
Of expenses)                       4,761      4,368       4,266     (3,472)               ---         ---
Employer contribution . . . .      4,841      1,155       1,729        363                265         380
Plan participants
contribution                         ---        300         ---        214                ---         ---
Benefits paid . . . . . . . .     (1,903)    (2,841)     (1,654)    (1,549)              (265)       (380)
Translation difference               ---      4,120         ---      3,768                ---         ---
                               ----------  ---------  ----------  ---------  -----------------  ----------
Fair value of plan assets at
end of
Year                              43,792     44,880      36,093     37,777                ---         ---
                               ----------  ---------  ----------  ---------  -----------------  ----------
Funded Status:
Funded status . . . . . . . .    (14,676)    (9,931)    (13,371)   (10,554)            (6,927)     (6,894)
Unrecognized net actuarial
Loss. . . . . . . . . . . . .      9,750     15,312       7,834     14,878              2,097       1,718
Unamortized prior service
cost                                 167        ---         192        ---                173         ---
Plan amendments                      ---        ---         ---        ---                ---         892
                               ----------  ---------  ----------  ---------  -----------------  ----------
Net amount recognized . . . .     (4,759)     5,381      (5,345)     4,324             (4,657)     (4,284)


Amounts recognized in the
Consolidated Balance Sheet
consists of:
Accrued benefit liability . .     (4,759)    (9,931)     (5,345)   (10,554)            (4,657)     (4,284)
Accumulated other
Comprehensive income                 ---     15,312         ---     14,878                ---         ---
                               ----------  ---------  ----------  ---------  -----------------  ----------
Net amount recognized . . . .  $  (4,759)  $  5,381   $  (5,345)  $  4,324   $         (4,657)  $  (4,284)
                               ==========  =========  ==========  =========  =================  ==========

Weighted Average
Assumptions:
Discount rate . . . . . . . .       6.25%       5.5%       6.75%       5.5%              6.25%       6.75%
Rate of compensation
increase                             4.5%       4.5%        5.0%       4.5%               ---         ---
Long-term rate of return on
Assets                               8.0%       8.0%        8.0%       8.0%               ---         ---
Annual increase in cost of
Medical benefits                     ---        ---         ---        ---           3.0%-5.0%        3.0%

The following table sets forth the components of net periodic benefit cost of the pension and post-retirement benefit plans with respect to the consolidated statements of earnings for the year ended December 31, 2003, 2002 and transition year ended December 31, 2001:
(in thousands)




                                         Pension     Benefits                           Post       Retirement   Benefits
                                         ----------  ----------                         ---------  -----------  ---------
                              Year       Ended                   Nine                   Year       Ended        Nine
                              ---------  ----------              ----------             ---------  -----------  ---------
                                                                 Months      Ended                              Months
                                                                 ----------  ---------                          ---------
                                                                                                                Ended
                                                                                                                ---------
                  December         31,   December          31,   December         31,   December   December     December
                  ----------  ---------  ----------  ----------  ----------  ---------  ---------  -----------  ---------
                                                                                              31,          31,        31,
                                                                                        ---------  -----------  ---------
                       2003                   2002                    2001                   2003         2002       2001
                  ----------             ----------              ----------             ---------  -----------  ---------
                  Domestic    Foreign    Domestic    Foreign     Domestic    Foreign    Domestic   Domestic     Domestic
                  ----------  ---------  ----------  ----------  ----------  ---------  ---------  -----------  ---------

Net Periodic
Benefit
Expense:
Service cost . .  $   3,575   $    568   $   3,836   $     479   $   2,726   $    514   $     116  $       126  $      91
Interest cost on
the projected
Benefit
obligation . . .      3,279      2,702       3,010       2,279       2,132      2,088         405          417        313
Expected
return on plan
 Assets              (2,864)    (3,127)     (2,483)     (2,525)     (2,322)    (2,424)        ---          ---        ---
Amortization
of prior service
Cost                     25         --          25          --          12         --          17          ---        ---
Amortization
of transition
Obligation               --         --          --          --          --       (332)        100          126        ---
Recognized
actuarial
 (gain)/loss            240        684         280         723          38        590         ---          ---        104

Net periodic      ----------  ---------  ----------  ----------  ----------  ---------  ---------  -----------  ---------
benefit cost . .  $   4,255   $    827   $   4,668   $     956   $   2,586   $    436   $     638  $       669  $     508
                  ==========  =========  ==========  ==========  ==========  =========  =========  ===========  =========

Employee Stock Incentive Plans
1992 Plan: In 1993, the Corporation adopted a non-qualified stock option plan, approved by shareholders in July 1992 (the 1992 plan), for the issuance of up to 2,700,000 shares under which certain employees have been granted options totaling 2,545,565 shares. Options granted under the 1992 plan are generally exercisable, at a price equal to two-thirds of the market price at the grant date, during a four-year period beginning with the grant date. The options are exercisable into restricted shares of common stock, which cannot be sold or transferred, except back to the Corporation at cost, during the four-year period commencing with the exercise date. For options granted prior to April 1, 2001, compensation expense, which is equal to the difference between the fair market value of the Corporation's common stock on the date of an option grant and the exercise price of the underlying shares was amortized over a six-year period. There was no compensation expense for this plan in 2003 or 2002. Compensation expense relating to this plan was $45 for transition year 2001.
1995 Plan: In 1996, the Corporation adopted a non-qualified equity incentive plan, approved by the shareholders in July 1995 (the 1995 plan), for the issuance of up to 900,000 shares under which certain employees have been granted a total of 529,278 restricted shares, having market prices of between $4.75 and $38.31 on the dates of grant. All shares of restricted stock issued under the 1995 plan must be held and cannot be sold or transferred, except to the Corporation for a period of four years from the date of the award. Compensation expense relating to this plan was $114 and $883 for 2003 and 2002, respectively. No compensation expense was charged during transition year 2001.
1998 Plan: In 1999, the Corporation adopted a non-qualified stock option plan, approved by shareholders in July 1999 (the 1998 plan), for the issuance of up to 1,500,000 shares under which certain employees have been granted options totaling 1,006,650 shares. Options granted under the 1998 plan generally are exercisable during a ten-year period beginning with the grant date, at a price equal to a one-third-premium over market price at the date of grant. The options are exercisable into unrestricted shares of common stock, except as otherwise provided, under the terms of the plan, at the time of grant. No compensation expense was charged during 2003, 2002 or transition year 2001.
2001 Plans: In 2001, the Corporation adopted a non-qualified key executive stock option plan, approved by shareholders in July 2001 (the 2001 executive plan), for the issuance of up to 3,000,000 shares under which certain employees have been granted options totaling 2,221,994 shares. Options granted under the 2001 executive plan generally are exercisable during a six-year period beginning at the vesting date, which is four years after the grant date. The option price is variable, based upon the market price at date of grant, adjusted for the Corporation's performance in comparison to the Standard and Poors Specialty Chemicals Index during the exercise period. The number of options is variable based upon a multiple determined by the Corporation's cumulative percentage owner earnings growth during the four year vesting period. The options are exercisable into unrestricted shares of common stock, except as otherwise provided at the time of grant.
     Also, in 2001, the Corporation adopted a non-qualified all employee stock option plan, approved by shareholders in July 2001 (the 2001 employee plan), for the issuance of up to 1,000,000 shares under which certain employees have been granted options totaling 383,775. Options granted under the 2001 employee plan generally are exercisable during a six-year period beginning at the vesting date, which is four years after the grant date, at a price equal to the market price at the date of grant. The options are exercisable into unrestricted shares of common stock, except as otherwise provided at the time of grant.
     Options issued under the Corporation's stock incentive plans and outstanding at December 31, 2003 have exercise prices ranging from $1.79 to $55.50, expiring periodically through fiscal 2013, summarized in the following table as of December 31, 2003, 2002 and 2001:




                                     Fixed        Option Plans       Indexed      Option Plans
                                     -----------  -----------------  -----------  -----------------
                                     Number       Weighted-Average   Number       Weighted_Average
                                     of Options   Exercise Price     of Options   Exercise Price
                                     -----------  -----------------  -----------  -----------------

Outstanding at March 31, 2001         1,468,715   $           30.30         ---                 ---
Transition year  2001 activity:
   Granted. . . . . . . . . . . . .     557,250   $           16.75     670,500   $           16.75
   Exercised                                ---                 ---         ---                 ---
   Forfeited                                ---                 ---         ---                 ---
   Outstanding at December 31, 2001   2,025,965   $           26.39     670,500   $           16.75

2002 activity:
   Granted. . . . . . . . . . . . .      30,250   $           20.02     977,869   $           19.54
   Exercised                           (180,000)  $            2.00         ---                 ---
   Forfeited. . . . . . . . . . . .    (161,450)  $           16.75    (200,000)  $           17.66
   Outstanding at December 31, 2002   1,714,765   $           29.75   1,448,369   $           18.51

2003 activity:
   Granted. . . . . . . . . . . . .      50,100   $           23.79     893,125   $           22.96
   Exercised. . . . . . . . . . . .    (135,500)  $            1.94     (32,500)  $           17.57
   Forfeited. . . . . . . . . . . .     (92,375)  $           18.01    (119,500)  $           18.58
   Outstanding at December 31, 2003   1,536,990   $           32.71   2,189,494   $           20.33


Total options exercisable under fixed option plans were 1,153,715 as of December 31, 2003, 1,288,715 as of December 31, 2002 and 1,468,715 as of December 31,
2001. There are no options exercisable under the indexed option plans for all periods presented.
     The following table summarizes information about fixed stock options outstanding at December 31, 2003:




-------------  -----------  --------------  ----------------
                            Weighted-
Exercise. . .  Number       Average         Weighted-Average
Prices. . . .  Outstanding  Remaining Life  Exercise Price
-------------  -----------  --------------  ----------------

1.79 . . . .      135,000       0.3 years  $            1.79
16.75-$21.81      367,875       7.6 years  $           17.18
28.26-$32.75      292,465       6.4 years  $           30.32
45.00-$55.50      741,650       5.3 years  $           46.98
               -----------  --------------  ----------------
                1,536,990       5.6 years  $           32.71


      The following table summarizes information about indexed stock options outstanding at December 31, 2003:



-------------  -----------  --------------  ----------------
                            Weighted-
Exercise. . .  Number       Average         Weighted-Average
Prices. . . .  Outstanding  Remaining Life  Exercise Price
-------------  -----------  --------------  ----------------

16.75-$22.51    2,122,494       8.3 years  $           20.07
28.49. . . .       67,000       9.6 years  $           28.49
               -----------  --------------  ----------------
                2,189,494       8.3 years  $           20.33


     Application of the fair value expense recognition method of accounting for options resulted in the following expense included in the results of operations:
$3,602 for indexed options and $503 for fixed options in 2003, $2,555 for indexed options and $590 for fixed options in 2002 and $262 for indexed options and $357 for fixed options in transition year 2001. The following table summarizes the weighted-average grant-date fair value of options granted during the years ended December 31, 2003 and 2002 and transition year 2001. The fair-values were determined by utilizing the Black-Scholes option-pricing model using the key assumptions listed below:




                              2003                   2002                   2001
                          -----------              ---------            ---------
                          (indexed)    (fixed)   (indexed)    (fixed)   (indexed)    (fixed)
Fair value. . . . . . .  $    7.63   $  13.28   $    8.61   $  11.28   $    3.75   $   6.14

Risk-free interest rate       2.03%      2.94%       1.84%      4.24%       2.11%      4.65%
Expected option life. .    6 years    6 years     6 years    6 years     6 years    6 years
Expected volatility . .       34.6%      60.0%       39.1%      53.0%       19.6%      30.0%
Dividend yield. . . . .       0.37%      0.39%       0.38%      0.38%       0.48%      0.48%


8. INCOME TAXES
Income tax expense (benefit) is allocated as follows:
(In thousands)



                                             Year            Ended           Nine Months Ended
                                             --------------  --------------  -------------------
                                             December 31,    December 31,    December 31,
                                             --------------  --------------  -------------------
                                                      2003            2002                 2001
                                             --------------  --------------  -------------------
Income (loss) from continuing operations. .  $      23,466   $      16,122   $           (9,309)
Discontinued operations . . . . . . . . . .           (902)        (11,666)              (6,200)
Shareholders' equity for the tax effects of
stock-based compensation expense in
excess of amounts recognized for financial
reporting purposes and for the tax effects
of minimum pension liability, hedging
activities and foreign currency translation            127           2,386                1,233
                                             --------------  --------------  -------------------
     Total. . . . . . . . . . . . . . . . .  $      22,691   $       6,842   $          (14,276)
                                             ==============  ==============  ===================

     Income tax expense (benefit) attributable to income (loss) from continuing operations for 2003, 2002 and transition year 2001 consisted of:
(In thousands)




                 Current    Deferred             Total
                 ---------  -------------------  ---------
                            December 31, 2003
                            ===================
U.S. Federal. .  $  6,186   $            6,511   $ 12,697
State and local       993                2,610      3,603
Foreign . . . .     4,193                2,973      7,166
                 ---------  -------------------  ---------
     Total. . .  $ 11,372   $           12,094   $ 23,466
                 =========  ===================  =========
                            December 31, 2002
                            ===================
U.S. Federal. .  $   (803)  $            5,873   $  5,070
State and local      (271)                 864        593
Foreign . . . .    10,149                  310     10,459
                 ---------  -------------------  ---------
     Total. . .  $  9,075   $            7,047   $ 16,122
                 =========  ===================  =========
                            December 31, 2001
                            ===================
U.S. Federal. .  $  2,292   $          (17,712)  $(15,420)
State and local       783               (3,584)    (2,801)
Foreign . . . .     9,474                 (562)     8,912
                 ---------  -------------------  ---------
     Total. . .  $ 12,549   $          (21,858)  $ (9,309)
                 =========  ===================  =========


     Income tax expense (benefit) attributable to continuing operations differed from the amounts computed by applying the U.S. Federal statutory tax rates to pretax income for 2003, 2002 and transition year 2001, as a result of the following:
(In thousands)



                                 Year            Ended           Nine Months Ended
                                 December 31,    December 31,    December 31,
                                 --------------  --------------  -------------------
                                          2003            2002                 2001
                                 --------------  --------------  -------------------
U.S. Federal statutory tax rate             35%             35%                  35%
                                 ==============  ==============  ===================
Taxes computed at U.S.
   statutory rate . . . . . . .  $      25,650   $       7,323   $           (9,418)
State income taxes, net of
   Federal benefit. . . . . . .            792             499               (2,471)
Foreign tax rate differential .          3,535           5,960               (1,410)
Export tax benefits . . . . . .         (1,273)           (769)                (478)
Change in valuation reserve . .         (3,995)          3,904                4,211
Other, net. . . . . . . . . . .         (1,243)           (795)                 257
                                 --------------  --------------  -------------------
Actual income taxes . . . . . .  $      23,466   $      16,122   $           (9,309)
                                 ==============  ==============  ===================
Effective tax rate. . . . . . .           32.0%           33.9%                35.0%
                                 ==============  ==============  ===================


     Earnings (loss) from continuing operations before income taxes and cumulative effect of accounting change included foreign earnings of $56,613, $40,046 and $30,114 for 2003, 2002 and transition year 2001, respectively.
     The Corporation has not recognized a deferred tax liability for the undistributed earnings of foreign subsidiaries that arose in 2003 and prior years because the Corporation does not expect to repatriate those earnings in the foreseeable future. A deferred tax liability will be recognized when the Corporation expects that it will recover those earnings in a taxable transaction, such as the receipt of dividends or sale of the investment, net of foreign tax credits. A determination of the deferred tax liability relating to the undistributed earnings of foreign subsidiaries is not practical. The undistributed earnings of those subsidiaries were approximately $185,827 at December 31, 2003.
     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2003 and 2002 are as follows:


(In thousands)


                                                       December         31,
                                                       ----------  ---------
                                                            2003       2002
                                                       ----------  ---------
Deferred tax assets:
  Accounts receivable, primarily due to allowance for
doubtful accounts . . . . . . . . . . . . . . . . . .  $   1,912   $  2,238
  Inventories . . . . . . . . . . . . . . . . . . . .      5,831      5,287
  Accrued liabilities . . . . . . . . . . . . . . . .      4,675      5,638
  Acquisition accrued liabilities . . . . . . . . . .      6,909      6,909
  Employee benefits . . . . . . . . . . . . . . . . .     17,448     13,674
  Research and development tax credits. . . . . . . .      2,244      1,786
  Foreign tax credits . . . . . . . . . . . . . . . .      4,360      7,114
  Net operating losses. . . . . . . . . . . . . . . .     23,885      6,896
  Impairment and asset write-downs. . . . . . . . . .     28,236     36,527
  Alternative minimum tax credits . . . . . . . . . .      1,043      1,043
  Other . . . . . . . . . . . . . . . . . . . . . . .      5,239      6,826
                                                       ----------  ---------
     Total gross assets . . . . . . . . . . . . . . .    101,782     93,938
     Valuation reserve. . . . . . . . . . . . . . . .    (17,246)   (14,103)
                                                       ----------  ---------
        Total gross deferred tax assets . . . . . . .     84,536     79,835
Deferred tax liabilities:
  Plant and equipment, primarily due to
   Depreciation.. . . . . . . . . . . . . . . . . . .      5,140      3,901
  Intangibles and other assets. . . . . . . . . . . .     21,375     17,471
  Other . . . . . . . . . . . . . . . . . . . . . . .      9,534      9,214
                                                       ----------  ---------
        Total gross deferred tax liabilities. . . . .     36,049     30,586
                                                       ----------  ---------
        Net deferred tax asset. . . . . . . . . . . .  $  48,487   $ 49,249
                                                       ==========  =========


     The Corporation has recorded a valuation reserve to reflect the estimated amount of deferred tax assets that may not be realized due to the expiration of tax credits and net operating loss carry-forwards. The valuation reserve for deferred tax assets was $17,246 and $14,103 at December 31, 2003 and 2002, respectively. The net change in the valuation reserve for 2003 includes an increase of $7,138 related to foreign and U.S. state net operating losses which may not be realized. The increase in the valuation reserve attributable to these items is included in the rate reconciliation as state income taxes and foreign rate differential. Management believes it is more likely than not, the remaining net deferred tax assets of $48,487 will be realized as the results of future operations are expected to generate sufficient taxable income.
     At December 31, 2003, the Corporation has net operating losses of approximately $804 for federal, $52,961 for state and $57,584 for foreign that are available for carryforward. The carryforward periods range from 5 years to unlimited. In addition, the Corporation has approximately $4,360 of foreign tax credits, $2,244 of research and development tax credits and $1,043 of alternative minimum tax credits that are available for carryforward. These carryforward periods range from 5 years to unlimited.
9. LONG-TERM OBLIGATIONS
Long-term obligations at December 31, 2003 and 2002 consisted of the following:


(In thousands)


                                                     2003      2002
                                                 --------  --------
Senior subordinated notes, unsecured, 9 1/8%
interest rate at December 31, 2003 due in 2011.  $300,265  $300,156
Term loan, unsecured, variable interest (3.11%
at December 31, 2003) due in semi-annual
installments to 2005. . . . . . . . . . . . . .       365       508
Capitalized lease obligations . . . . . . . . .     1,131     2,936
Term loans, unsecured                                 ---     7,859
Term loans, collateralized                            ---     4,864
Other                                                 ---       144
                                                 --------  --------
Total long-term obligations . . . . . . . . . .   301,761   316,467
Less current portion. . . . . . . . . . . . . .       558     6,230
                                                 --------  --------
Long-term portion . . . . . . . . . . . . . . .  $301,203  $310,237
                                                 ========  ========


Minimum future principal payments on long-term obligations subsequent to December 31, 2003 are as follows:
     (In thousands)



2004 . . .  $    558
2005 . . .       329
2006 . . .       198
2007 . . .       171
2008 . . .       110
Thereafter   300,395
            --------
Total. . .  $301,761
            ========

     The Corporation has a $50,000 committed revolving credit facility that expires in 2006. The Corporation can borrow foreign currencies and U. S. dollars against this facility. Commitment fees under the revolving credit lines are variable, ranging from 25 to 62.5 basis points on the unused balance. Under these loans, the most restrictive covenants provide that earnings before interest and taxes, as defined in the credit agreement, as a ratio to interest expense must be greater than 2.25 to 1; consolidated net worth must be at least $156,412 and earnings before interest, taxes, depreciation and amortization, as defined in the credit agreement, as a ratio to total debt shall not exceed 3.75 to 1. The revolving credit facility bears interest at a variable rate, which is based on a ratio of the Corporation's debt to earnings before certain expenses. The rates were set from 1.25% to 1.875% above the applicable London interbank market rate ("LIBOR"). At December 31, 2003 there were no borrowings outstanding under this facility.
     In previous years, the Corporation had entered into interest rate swap agreements for the purpose of reducing its exposure to possible future changes in interest rates applicable to the term and revolving loans. The fixed rates are compared to the applicable three-month LIBOR rates as a basis for payment, or receipt of the rate differential as applied to the notional amount of each swap transaction. At December 31, 2003, the Corporation has one remaining swap agreement with the notional US dollar coverage of $25,000 which expires December 31, 2005 and compares a fixed 5.595% rate to US LIBOR. This swap has not been designated as a hedge for accounting purposes.
10. SEGMENT REPORTING
The Corporation operates on a worldwide basis, supplying proprietary chemicals for two distinct segments, Advanced Surface Finishing and Printing Solutions. These segments are managed separately as each segment has differences in technology and marketing strategies. The Advanced Surface Finishing segment's proprietary chemical compounds are primarily used for automotive, electronic and other industrial applications. In automotive and other applications its products are used for cleaning, activating, polishing, mechanical plating, mechanical galvanizing, electro-plating, phosphatizing, stripping and coating, filtering, anti-tarnishing and rust retarding for metal and plastic surfaces.
In electronics applications its products are used to etch copper and imprint electrical patterns on circuit boards and in offshore oil and gas exploration its chemicals and fluids are used in hydraulic systems as lubricants and cleaning agents to assist in drilling and logging operations. The Printing Solutions segment's complete line of offset printing blankets and photo-polymer plates are used by commercial printing and packaging industries. These products allow for image transfer in flexographic applications and in offset printing applications. These products are used to improve print quality and productivity for commercial printing. Printing Solutions also manufactures and markets a complete line of digital printers with color graphics and other features.
     The business segments reported below are the segments of the Corporation for which separate financial information is available and for which operating results are reviewed by executive management to assess performance of the Corporation. The accounting policies of the business segments are the same as those described in the Note 1 to Consolidated Financial Statements, Summary of Significant Accounting Policies.
     Net sales for all of the Corporation's products fall into these two business segments. The business segment results of operations include certain operating costs, which are allocated based on the relative burden each segment has on those costs. Operating income amounts are evaluated before amortization of intangible assets and non-recurring charges. The business segment identifiable assets which follow are reconciled to total consolidated assets including unallocated corporate assets which consist primarily of certain cash accounts, equity method investments, deferred tax assets, deferred bond financing fees and certain other long term assets not directly associated with support of the individual operations.
Worldwide operations are summarized by business segment in the following tables:


(in thousands)


                                 --------------  --------------  -------------------
                                 Year            Ended           Nine Months Ended
                                 --------------  --------------  -------------------
                                 December 31,    December 31,    December 31,
                                          2003            2002                 2001
                                 --------------  --------------  -------------------
Net sales to unaffiliated
customers:
Printing Solutions. . . . . . .  $     271,755   $     282,896   $          219,595
Advanced Surface Finishing. . .        348,131         328,594              252,415
                                 --------------  --------------  -------------------
Consolidated Net Sales. . . . .  $     619,886   $     611,490   $          472,010
                                 ==============  ==============  ===================
Operating Profit:
Printing Solutions. . . . . . .  $      48,850   $      48,844   $           30,676
Advanced Surface Finishing. . .         53,601          42,493               35,822
                                 --------------  --------------  -------------------
                                       102,451          91,337               66,498
Amortization of Intangibles . .         (3,301)         (6,222)              (6,079)
Impairment, Restructuring and
Merger Costs                               ---            (982)             (61,468)
Consolidated Operating Profit    --------------  --------------  -------------------
(Loss). . . . . . . . . . . . .  $      99,150   $      84,133   $           (1,049)
                                 ==============  ==============  ===================
Amortization:
Printing Solutions. . . . . . .  $         558   $         600   $              507
Advanced Surface Finishing. . .          2,743           5,622                5,572
                                 --------------  --------------  -------------------
Consolidated Amortization . . .  $       3,301   $       6,222   $            6,079
                                 ==============  ==============  ===================
Depreciation:
Printing Solutions. . . . . . .  $       8,628   $       9,209   $            7,653
Advanced Surface Finishing. . .          6,759           6,799                6,666
Corporate . . . . . . . . . . .            406             353                  346
                                 --------------  --------------  -------------------
Consolidated Depreciation . . .  $      15,793   $      16,361   $           14,665
                                 ==============  ==============  ===================
Capital Expenditures:
Printing Solutions. . . . . . .  $       2,481   $       3,195   $            1,079
Advanced Surface Finishing. . .          6,348           2,521                2,829
Corporate                                3,075             182                  ---
Discontinued operations . . . .            623           1,379                3,026
                                 --------------  --------------  -------------------
Consolidated Capital Spending..  $      12,527   $       7,277   $            6,934
                                 ==============  ==============  ===================
Identifiable Assets:
Printing Solutions. . . . . . .  $     374,247   $     380,087   $          401,353
Advanced Surface Finishing. . .        234,950         166,436              207,253
Corporate . . . . . . . . . . .         88,038          65,409               49,983
Discontinued operations                    ---          95,961              132,296
                                 --------------  --------------  -------------------
Consolidated Assets . . . . . .  $     697,235   $     707,893   $          790,885
                                 ==============  ==============  ===================

Worldwide operations are summarized by geographic region (determined by customer location) in the following table:

(In thousands)


                             United     Other                Asia
                             States     Americas   Europe    Pacific   Consolidated
                            ---------  ---------  --------  ---------  -------------

Year Ended December 31,
---------------------------
2003
---------------------------
Net sales to unaffiliated
customers . . . . . . . . .  $247,883   $  18,508  $220,568  $132,927  $     619,886
Operating profit (loss) . .    38,199       4,057    29,560    27,334         99,150
Identifiable assets . . . .   205,251       9,748   394,580    87,656        697,235
Year Ended December 31,
---------------------------
2002
---------------------------
Net sales to unaffiliated
customers . . . . . . . . .  $274,759   $  20,376  $199,108  $117,247  $     611,490
Operating profit (loss) . .    34,841       4,970    24,111    20,211         84,133
Identifiable assets . . . .   226,011      10,070   402,280    69,532        707,893
Nine Months Ended December
---------------------------
31, 2001
---------------------------
Net sales to unaffiliated
customers . . . . . . . . .  $226,638   $  16,129  $143,615  $ 85,628  $     472,010
Operating profit (loss) . .   (35,965)      3,811    18,056    13,049         (1,049)
Identifiable assets . . . .   212,384      13,191   481,842    83,468        790,885

11. COMMON AND TREASURY STOCK
The Corporation's Restated Certificate of Incorporation provides for 75 million authorized common shares.
Common shares issued are summarized in the following table for the periods ended December 31, as follows:



Common Stock                                    Shares
                                    ----------  -----------  ----------
                                          2003        2002         2001
                                    ----------  -----------  ----------
Balance - beginning of period. . .  46,639,757  46,409,757   45,408,464
Shares issued - options exercised      168,000     180,000          ---
Shares issued - stock awards             5,381     130,000          ---
Shares cancelled - stock awards            ---     (80,000)         ---
Shares issued - warrants exercised         ---         ---    1,001,293
                                    ----------  -----------  ----------
Balance - end of period. . . . . .  46,813,138  46,639,757   46,409,757
                                    ==========  ===========  ==========

     Between December 29, 1999 and April 30, 2001, there were 1,001,352 warrants held by Citicorp Venture Capital Ltd (CVC) which upon exercise of the warrants, shares of the Corporation's common stock would be issued. Under the terms of the warrants CVC may purchase the common shares at an exercise price of approximately $.001 per share, at any time between December 29, 1999 and December 29, 2004, inclusive. On May 1, 2001, the Corporation issued 311,520 common shares upon the exercise of the same number of warrants by CVC and cancellation of 18 warrants to cover the exercise price. Then, on June 10, 2001 the Corporation issued 689,773 common shares upon the exercise of the same number of warrants by CVC and cancellation of 41 warrants to cover the exercise price. As a result, there are no longer any warrants for common stock of the Corporation outstanding.
     The Board of Directors has from time-to-time authorized the purchase of issued and outstanding shares of the Corporation's common stock. Any future repurchases under these authorizations will depend on various factors, including the market price of the shares, the Corporation's business and financial position and general economic and market conditions. Additional shares acquired pursuant to such authorization will be held in the Corporation's treasury and will be available for the Corporation to issue without further shareholder action (except as required by applicable law or the rules of any securities exchange on which the shares are then listed). Such shares may be used for various corporate purposes, including contributions under existing or future employee benefit plans, the acquisition of other businesses and the distribution of stock dividends. On May 7, 2003, the Board of Directors voted in favor of an authorization to purchase up to 3,000,000 of its common shares, replacing all previous authorizations. Also on that date, the Corporation executed a purchase and sale agreement with CVC to acquire all of their 2,201,720 outstanding MacDermid, Incorporated common shares. The Corporation purchased from CVC, 1,350,000 common shares on May 7, 2003, for $22.60 per share and 851,720 common shares on September 22, 2003, for $25.00 per share. At December 31, 2003, authorization to purchase 798,280 common shares remained outstanding.
     Treasury stock activity is summarized in the following table for the years ended December 31, as follows:




Treasury Stock                              Shares
                               -----------  ----------  ----------
                                     2003         2002        2001
                               -----------  ----------  ----------
Balance - beginning of period  14,349,453   14,309,654  14,277,610
Shares acquired . . . . . . .   2,201,720       39,799      32,044
Shares released                    (2,569)         ---         ---
                               -----------  ----------  ----------
Balance - end of period . . .  16,548,604   14,349,453  14,309,654
                               ===========  ==========  ==========


12. LEASE COMMITMENTS
The Corporation has leases that expire at various dates through 2013 for certain office and warehouse space, transportation, computer and other equipment. Contingent rentals are paid for warehouse space on the basis of the monthly quantities of materials stored and for transportation and other equipment on the basis of mileage or usage. Total rental expense for these leases amounted to $8,883, $9,758 and $7,482 for 2003, 2002 and transition year 2001, respectively, of which $1,017, $877 and $733, respectively, were contingent rentals. In addition, the Corporation had leased equipment at customers, which were generally subject to sublease agreements. Net rental expense for these sublease agreements amounted to income of $368 for 2002 and $338 for transition year 2001.
     Minimum lease commitments under operating leases for the fiscal years subsequent to December 31, 2003 are as follows:

(In thousands)


            Commitments
            ------------

2004 . . .  $      8,456
2005 . . .         3,142
2006 . . .         2,679
2007 . . .         2,199
2008 . . .         1,601
Thereafter         5,699
            ------------
   Total .  $     23,776
            ============

13. OTHER INCOME (EXPENSE)
The major components of other income (expense) for the years ended December 31, 2003 and 2002, and the nine months ended December 31, 2001 were as follows:

(In thousands)


                                Year           Ended           Nine Months Ended
                                December 31,   December 31,    December 31,
                                -------------  --------------  ------------------
                                         2003           2002                2001
                                -------------  --------------  ------------------
Miscellaneous income:
CVC call and put gain           $       2,214  $         ---                 ---
Acquisition provision reversal            919            ---                 ---
Interest rate swaps                       633            ---                 ---
Foreign exchange                           39            576                 ---
Joint ventures                             11             40                 ---
Other                                     498            ---                 ---
                                -------------  --------------  ------------------
   Total miscellaneous income   $       4,314  $         616                 ---
                                =============  ==============  ==================
Miscellaneous expense:
Interest rate swaps                       ---        ($2,611)              ($410)
Foreign exchange                          ---            ---                (355)
Other                                     ---           (656)               (470)
                                -------------  --------------  ------------------
   Total miscellaneous expense            ---        ($3,267)            ($1,235)
                                =============  ==============  ==================


14. CONTINGENCIES, ENVIRONMENTAL AND LEGAL MATTERS
Environmental Issues:
     The nature of the Corporation's operations, as manufacturers and distributors of specialty chemical products and systems expose it to the risk of liability or claims with respect to environmental cleanup or other matters, including those in connection with the disposal of hazardous materials. As such, the Corporation is subject to extensive U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing: discharges of pollutants into the air and water; the management and disposal of hazardous substances and wastes; and the cleanup of contaminated properties. The Corporation has incurred, and will continue to incur, significant costs and capital expenditures in complying with these laws and regulations. The Corporation could incur significant additional costs, including cleanup costs, fines and sanctions and third-party claims, as a result of violations of or liabilities under environmental laws. In order to ensure compliance with applicable environmental, health and safety laws and regulations, the Corporation maintains a disciplined environmental and occupational safety and health compliance program, which includes conducting regular internal and external audits at its plants to identify and categorize potential environmental exposure.
     The Corporation is named as a potentially responsible party ("PRP") at two Superfund sites. There are many other PRPs involved at these sites. The Corporation has recorded its best estimate of liabilities in connection with site clean-up based upon the extent of its involvement, the number of PRPs and estimates of the total costs of the site clean-up that reflect the results of environmental investigations and remediation estimates produced by remediation contractors. Issues at a third site were resolved during the quarter ended September 30, 2003. While the ultimate costs of such liabilities are difficult to predict, the Corporation does not expect that its costs associated with these sites will be material.
     In addition, some of the Corporation's facilities have an extended history of chemical processes or other industrial activities. Contaminants have been detected at some of these sites, with respect to which the Corporation is conducting environmental investigations and/or cleanup activities. These sites include certain sites acquired in the December 1998 acquisition of W. Canning plc, such as the Kearny, New Jersey and Waukegan, Illinois sites. The Corporation has established an environmental remediation reserve, predominantly attributable to those Canning sites that it believes will require environmental remediation. With respect to those sites, it also believes that its Canning subsidiary is entitled under the Acquisition Agreement ("the acquisition agreement") to withhold a deferred purchase price payment of approximately $1,600. The Corporation estimates the range of cleanup costs at its Canning sites between $2,000 and $5,000. Investigations into the extent of contamination, however, are ongoing with respect to some of these sites. To the extent the Corporation's liabilities exceed $1,600 it may be entitled to additional indemnification payments. Such recovery may be uncertain, however, and would likely involve significant litigation expense. The Corporation has instituted an arbitration to enforce the obligations of other parties to the acquisition agreement concerning the remediation of the Kearney, New Jersey and Waukegan, Illinois sites. The arbitration has been concluded with a confirmation, in favor of the Corporation, that the former primary shareholders of the entity that operated the Kearney, New Jersey site are responsible for its remediation to applicable state standards and an order to establish a time line for completion of the remediation. The Corporation expects that the remediation will take several years. The Corporation believes that remediation of the Waukegan, Illinois site is complete and is in the process of applying for a no further action letter from the state. The Corporation is also in the process of characterizing contamination at its Huntingdon Avenue, Waterbury, Connecticut site which was closed in the quarter ended September 30, 2003. The Corporation does not anticipate that it will be materially affected by environmental remediation costs, or any related claims, at any contaminated sites, including the Canning sites and the Huntingdon Avenue, Waterbury, Connecticut site. It is difficult, however, to predict the final costs and timing of costs of site remediation. Ultimate costs may vary from current estimates and reserves, and the discovery of additional contaminants at these or other sites or the imposition of additional cleanup obligations, or third-party claims relating thereto, could result in significant additional costs.
Legal Proceedings:
     On January 30, 1997, the Corporation was served with a subpoena from a federal grand jury in Connecticut requesting certain documents relating to an accidental spill from its Huntingdon Avenue, Waterbury, Connecticut facility that occurred in November of 1994, together with other information relating to operations and compliance at the Huntingdon Avenue facility. The Corporation was subsequently informed that it is a subject of the grand jury's investigation in connection with alleged criminal violations of the federal Clean Water Act pertaining to its wastewater handling practices. In addition, two of the Corporation's former employees, who worked at the Huntington Avenue facility, pled guilty in early 2001 to misdemeanor violations under the Clean Water Act in connection with the above matter. These individuals were sentenced to fines of $25 and $10 and 2 years probation, as well as community service. In a separate matter, on July 26, 1999, the Corporation was named in a civil lawsuit commenced in the Superior Court of the State of Connecticut brought by the Connecticut Department of Environmental Protection alleging various compliance violations at its Huntingdon Avenue and Freight Street locations between the years 1992 through 1998 relating to wastewater discharges and the management of waste materials. The complaint alleged violations of its permits issued under the Federal Clean Water Act and the Resource Conservation and Recovery Act, as well as procedural, notification and other requirements of Connecticut's environmental regulations over the foregoing period of time.
     The Corporation voluntarily resolved these matters on November 28, 2001.
As a result, MacDermid, Incorporated was required to pay fines and penalties totaling $2,500, without interest, over six quarterly installments. In addition, the Corporation was required to pay $1,550 to various local charitable and environmental organizations and causes. As of June 30, 2003, the Corporation had paid the full amounts for both of these arrangements. The Corporation has performed certain environmental audits and other environmentally related actions and was placed on a two-year probation, which ended November 28, 2003. The Corporation had recorded liabilities during the negotiation period and therefore its results of operations and financial position were not affected by these arrangements.
     Various other legal proceedings are pending against the Corporation. The Corporation considers all such proceedings to be ordinary litigation incident to the nature of its business. Certain claims are covered by liability insurance. The Corporation believes that the resolution of these claims, to the extent not covered by insurance, will not individually or in the aggregate, have a material adverse effect on its financial position or results of operations.
15. FINANCIAL INFORMATION FOR GUARANTORS OF THE CORPORATION'S BOND OFFERING
The Corporation issued 9 1/8% Senior Subordinated Notes ("Bond Offering") effective June 20, 2001, for the face amount of $301,500, which pay interest semiannually on January 15th and July 15th and mature in 2011. The proceeds were used to pay down existing long-term debt. This Bond Offering is guaranteed by substantially all existing and future directly or indirectly wholly-owned domestic restricted subsidiaries of the Corporation ("Guarantors"). The Guarantors, fully, jointly and severally, irrevocably and unconditionally guarantee the performance and payment when due of all the obligations under the Bond Offering. The Corporation's foreign subsidiaries are not guarantors of the indebtedness under the Bond Offering. The following financial information is presented to give additional disclosures to the Corporation's Consolidated Financial Statements, with respect to: a) MacDermid, Incorporated (as the issuer), b) the Guarantors, c) the non-guarantor subsidiaries, d) elimination entries and e) the Corporation on a consolidated basis for and as of the years ended December 31, 2003, 2002 and the transition year ended December 31, 2001. The equity method has been used by the Corporation with respect to investments in subsidiaries. The equity method also has been used by subsidiary guarantors with respect to investments in non-guarantor subsidiaries. Financial statements for subsidiary guarantors are presented as a combined entity. The financial information includes certain allocations of revenues and expenses based on management's best estimates which is not necessarily indicative of financial position, results of operations and cash flows that these entities would have achieved on a stand-alone basis and should be read in conjunction with the Consolidated Financial Statements of the Corporation.


CONSOLIDATED STATEMENTS OF EARNINGS YEAR ENDED DECEMBER 31, 2003


                                                                                                        MacDermid
                                                                                                        Incorporated
                         MacDermid       Guarantor       Nonguarantor    Discontinued                   and

                         Incorporated    Subsidiaries    Subsidiaries    Operations     Eliminations    Subsidiaries
                         --------------  --------------  --------------  -------------  --------------  --------------
Net sales . . . . . . .  $      88,377   $     167,451   $     380,528              --  $     (16,470)  $     619,886
Cost of sales . . . . .         58,294          77,330         210,117              --        (16,470)        329,271
                         --------------  --------------  --------------  -------------  --------------  --------------
Gross profit. . . . . .         30,083          90,121         170,411              --             --         290,615
Operating expenses:
Selling, technical and
administrative. . . . .         47,826          36,152         104,186              --             --         188,164
Amortization of
intangibles . . . . . .             --           2,136           1,165              --             --           3,301
                         --------------  --------------  --------------  -------------  --------------  --------------
                                47,826          38,288         105,351              --             --         191,465
                         --------------  --------------  --------------  -------------  --------------  --------------
Operating profit (loss)        (17,743)         51,833          65,060              --             --          99,150
Other income
(expense):
Equity in earnings of
subsidiaries. . . . . .         97,767          61,825           5,592              --       (165,184)             --
Interest income . . . .            142             173             558              --             --             873
Interest expense. . . .        (32,271)          4,570          (3,350)             --             --         (31,051)
Miscellaneous income. .          3,558             302             454              --             --           4,314
Miscellaneous expense .             --              --              --              --             --              --
                         --------------  --------------  --------------  -------------  --------------  --------------
                                69,196          66,870           3,254              --       (165,184)        (25,864)
                         --------------  --------------  --------------  -------------  --------------  --------------

Earnings (loss) from
continuing operations
before taxes and
cumulative effect of
accounting change . . .         51,453         118,703          68,314              --       (165,184)         73,286
Income taxes benefit
(expense) . . . . . . .          3,959         (20,936)         (6,489)             --             --         (23,466)
Discontinued
operations, net of tax.             --              --              --           5,592             --           5,592
Cumulative effect of
accounting change, net
of tax. . . . . . . . .          1,014              --              --              --             --           1,014
                         --------------  --------------  --------------  -------------  --------------  --------------
Net earnings (loss) . .  $      56,426   $      97,767   $      61,825   $       5,592  $    (165,184)  $      56,426
                         ==============  ==============  ==============  =============  ==============  ==============


CONSOLIDATED STATEMENTS OF EARNINGS YEAR ENDED DECEMBER 31, 2002


                                                                                                         MacDermid
                                                                                                         Incorporated
                         MacDermid       Guarantor       Nonguarantor    Discontinued                    and

                         Incorporated    Subsidiaries    Subsidiaries    Operations      Eliminations    Subsidiaries
                         --------------  --------------  --------------  --------------  --------------  --------------
Net sales . . . . . . .  $      95,004   $     182,348   $     349,695              --   $     (15,557)  $     611,490
Cost of sales . . . . .         63,916          89,510         199,143              --         (15,557)        337,012
                         --------------  --------------  --------------  --------------  --------------  --------------
Gross profit. . . . . .         31,088          92,838         150,552              --              --         274,478
Operating expenses:
Selling, technical and
administrative. . . . .         48,882          40,393          93,866              --              --         183,141
Amortization of
intangibles . . . . . .          3,208           1,907           1,107              --              --           6,222
Impairment,
restructuring and
merger costs. . . . . .            470             512              --              --              --             982
                         --------------  --------------  --------------  --------------  --------------  --------------
                                52,560          42,812          94,973              --              --         190,345
                         --------------  --------------  --------------  --------------  --------------  --------------
Operating profit (loss)        (21,472)         50,026          55,579              --              --          84,133
Other income
(expense):
Equity in earnings of
subsidiaries. . . . . .         41,050          13,548         (22,128)             --         (32,470)             --
Interest income . . . .             70              88             417              --              --             575
Interest expense. . . .        (22,795)         (5,106)         (6,557)             --              --         (34,458)
Miscellaneous income. .             --             194             422              --              --             616
Miscellaneous expense .         (2,528)             --            (739)             --              --          (3,267)
                         --------------  --------------  --------------  --------------  --------------  --------------
                                15,797           8,724         (28,585)             --         (32,470)        (36,534)
                         --------------  --------------  --------------  --------------  --------------  --------------

Earnings (loss) from
continuing operations
before taxes. . . . . .         (5,675)         58,750          26,994              --         (32,470)         47,599
Income taxes benefit
(expense) . . . . . . .         15,024         (17,700)        (13,446)             --              --         (16,122)
Discontinued
operations, net of tax.             --              --              --         (22,128)             --         (22,128)
                         --------------  --------------  --------------  --------------  --------------  --------------
Net earnings (loss) . .  $       9,349   $      41,050   $      13,548   $     (22,128)  $     (32,470)  $       9,349
                         ==============  ==============  ==============  ==============  ==============  ==============


CONSOLIDATED STATEMENTS OF EARNINGS NINE MONTHS ENDED DECEMBER 31, 2001


                                                                                                         MacDermid
                                                                                                         Incorporated
                         MacDermid       Guarantor       Nonguarantor    Discontinued                    and

                         Incorporated    Subsidiaries    Subsidiaries    Operations      Eliminations    Subsidiaries
                         --------------  --------------  --------------  --------------  --------------  --------------
Net sales . . . . . . .  $      80,810   $     144,230   $     262,309              --   $     (15,339)  $     472,010
Cost of sales . . . . .         56,389          74,874         152,588              --         (15,339)        268,512
                         --------------  --------------  --------------  --------------  --------------  --------------
Gross profit. . . . . .         24,421          69,356         109,721              --              --         203,498
Operating expenses:
Selling, technical and
administrative. . . . .         31,966          38,866          66,168              --              --         137,000
Amortization of
intangibles . . . . . .          3,095           2,489             495              --              --           6,079
Impairment and
restructuring costs . .          9,108          50,388           1,972              --              --          61,468
                         --------------  --------------  --------------  --------------  --------------  --------------
                                44,169          91,743          68,635              --              --         204,547
                         --------------  --------------  --------------  --------------  --------------  --------------
Operating profit (loss)        (19,748)        (22,387)         41,086              --              --          (1,049)
Other income
(expense):
Equity in earnings of
subsidiaries. . . . . .        (23,532)         16,330         (11,624)             --          18,826              --
Interest income . . . .            127             176             479              --              --             782
Interest expense. . . .        (15,539)        (11,261)          1,705              --              --         (25,095)
Miscellaneous income. .             --              --              --              --              --              --
Miscellaneous expense .            950             (14)         (2,171)             --              --          (1,235)
                         --------------  --------------  --------------  --------------  --------------  --------------
                               (37,994)          5,231         (11,611)             --          18,826         (25,548)
                         --------------  --------------  --------------  --------------  --------------  --------------

Earnings (loss) from
continuing operations
before taxes. . . . . .        (57,742)        (17,156)         29,475              --          18,826         (26,597)
Income taxes benefit
(expense) . . . . . . .         28,830          (6,376)        (13,145)             --              --           9,309
Discontinued
operations, net of tax.             --              --              --         (11,624)             --         (11,624)
                         --------------  --------------  --------------  --------------  --------------  --------------
Net earnings (loss) . .  $     (28,912)  $     (23,532)  $      16,330   $     (11,624)  $      18,826   $     (28,912)
                         ==============  ==============  ==============  ==============  ==============  ==============

CONSOLIDATED BALANCE SHEET DECEMBER 31, 2003


                                                                                                  MacDermid
                                                                                                  Incorporated
                                    MacDermid      Guarantor      Nonguarantor                    and

                                    Incorporated   Subsidiaries   Subsidiaries    Eliminations    Subsidiaries
                                    -------------  -------------  --------------  --------------  -------------
ASSETS
----------------------------------
Current assets:
Cash and equivalents . . . . . . .  $      18,295  $       1,286  $      41,713   $          --   $      61,294
Accounts receivables, net. . . . .         10,598         16,523        110,028              --         137,149
Due (to)/from affiliates . . . . .         89,236         12,554       (101,790)             --              --
Inventories. . . . . . . . . . . .          6,417         23,343         46,015              --          75,775
Prepaid expenses . . . . . . . . .          1,188          1,925          5,024              --           8,137
Deferred income taxes. . . . . . .         17,890             --          5,070              --          22,960
                                    -------------  -------------  --------------  --------------  -------------
Total current assets . . . . . . .        143,624         55,631        106,060              --         305,315
                                    -------------  -------------  --------------  --------------  -------------

Property, plant and equipment, net         13,962         39,386         60,294              --         113,642
Goodwill, net. . . . . . . . . . .         21,680         68,574        103,946              --         194,200
Intangibles, net . . . . . . . . .             --          5,672         24,389              --          30,061
Deferred income taxes. . . . . . .         29,601             --          2,158              --          31,759
Investments in subsidiaries. . . .        391,289        232,851             --        (624,140)             --
Other assets, net. . . . . . . . .          8,196          6,532          7,530              --          22,258
                                    -------------  -------------  --------------  --------------  -------------
                                    $     608,352  $     408,646  $     304,377   $    (624,140)  $     697,235
                                    =============  =============  ==============  ==============  =============




                                                                                              MacDermid
                                                                                              Incorporated
                              MacDermid       Guarantor       Nonguarantor                    and

                              Incorporated    Subsidiaries    Subsidiaries    Eliminations    Subsidiaries
                              --------------  --------------  --------------  --------------  --------------
LIABILITIES AND
SHAREHOLDERS'
EQUITY
Current liabilities:
Notes payable. . . . . . . .  $          --   $          --   $         940   $          --   $         940
Current installments of long
term obligations . . . . . .             --             146             412              --             558
Accounts payable . . . . . .          7,373           7,267          38,513              --          53,153
Dividend payable . . . . . .            908              --              --              --             908
Accrued compensation . . . .          3,534           2,025           6,301              --          11,860
Accrued interest . . . . . .         12,658              --              74              --          12,732
Accrued expenses other . . .         12,965           6,486          22,801              --          42,252
Income taxes . . . . . . . .         13,095             882         (10,757)             --           3,220
                              --------------  --------------  --------------  --------------  --------------
Total current liabilities. .         50,533          16,806          58,284              --         125,623

Long-term obligations. . . .        300,265             524             414              --         301,203
Accrued postretirement . . .         15,123              --           5,556              --          20,679
Other long term. . . . . . .          3,419              27           1,040              --           4,486
Deferred income taxes. . . .             --              --           6,232              --           6,232
                              --------------  --------------  --------------  --------------  --------------
   Total liabilities . . . .        369,340          17,357          71,526              --         458,223

Shareholders' equity:
Common stock . . . . . . . .         46,813             (50)          3,747          (3,697)         46,813
Additional paid-in capital .         25,884         207,561         106,939        (314,500)         25,884
Retained earnings. . . . . .        278,705         187,362         119,195        (306,557)        278,705
Accumulated other
comprehensive income:
Foreign currency translation         13,074          (3,584)          2,970             614          13,074
Additional minimum pension
liability. . . . . . . . . .        (10,719)             --              --              --         (10,719)
Less cost common shares in
treasury . . . . . . . . . .       (114,745)             --              --              --        (114,745)
                              --------------  --------------  --------------  --------------  --------------
Total shareholders' equity .        239,012         391,289         232,851        (624,140)        239,012
                              --------------  --------------  --------------  --------------  --------------
                              $     608,352   $     408,646   $     304,377   $    (624,140)  $     697,235
                              ==============  ==============  ==============  ==============  ==============


CONSOLIDATED BALANCE SHEET DECEMBER 31, 2002


                                                                                                         MacDermid
                                                                                                         Incorporated
                          MacDermid      Guarantor       Nonguarantor    Discontinued                    and

                          Incorporated   Subsidiaries    Subsidiaries    Operations      Eliminations    Subsidiaries
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
                          =============  ==============  ==============  ==============  ==============  =============




                                                                                                            MacDermid
                                                                                                            Incorporated
                            MacDermid       Guarantor       Nonguarantor    Discontinued                    and

                            Incorporated    Subsidiaries    Subsidiaries    Operations      Eliminations    Subsidiaries
                            --------------  --------------  --------------  --------------  --------------  --------------
LIABILITIES AND
SHAREHOLDERS' EQUITY
Current liabilities:
Notes payable. . . . . . .  $          --   $          --   $       1,792   $       3,332   $          --   $       5,124
Current installments of
long term obligations. . .             --             146             391           5,693              --           6,230
Accounts payable . . . . .         11,208           7,975          30,347          14,289              --          63,819
Dividend payable . . . . .            646              --              --              --              --             646
Accrued compensation . . .          2,883           2,756           5,244             677              --          11,560
Accrued interest . . . . .         12,953              --              11              79              --          13,043
Accrued expenses other . .         14,316           7,494          19,336           2,068              --          43,214
Income taxes . . . . . . .         (4,763)          2,804           6,201            (515)             --           3,727
                            --------------  --------------  --------------  --------------  --------------  --------------
Total current liabilities.         37,243          21,175          63,322          25,623              --         147,363

Long-term obligations. . .        300,156             705             719           8,657              --         310,237
Accrued postretirement . .         15,462              --           4,226              --              --          19,688
Other long term. . . . . .          3,319              50             972             118              --           4,459
Deferred income taxes. . .             --              --           4,719             816              --           5,535
                            --------------  --------------  --------------  --------------  --------------  --------------
   Total liabilities . . .        356,180          21,930          73,958          35,214              --         487,282
Minority interests . . . .             --              --              --           2,873              --           2,873

Shareholders' equity:
Common stock . . . . . . .         46,640             (50)          3,760               3          (3,713)         46,640
Additional paid-in capital         21,261         207,741         109,614          10,260        (327,615)         21,261
Retained earnings. . . . .        225,387         115,397         115,205         (29,917)       (200,685)        225,387
Accumulated other
comprehensive income:
Foreign currency
translation. . . . . . . .         (5,372)         (8,962)         (2,903)         (1,664)         13,529          (5,372)
Additional minimum
pension liability. . . . .        (10,414)             --              --              --              --         (10,414)
Less cost common shares
in treasury. . . . . . . .        (59,764)             --              --              --              --         (59,764)
                            --------------  --------------  --------------  --------------  --------------  --------------
Total shareholders' equity        217,738         314,126         225,676         (21,318)       (518,484)        217,738
                            --------------  --------------  --------------  --------------  --------------  --------------
                            $     573,918   $     336,056   $     299,634   $      16,769   $    (518,484)  $     707,893
                            ==============  ==============  ==============  ==============  ==============  ==============


CONSOLIDATED STATEMENTS OF CASH FLOWS YEAR ENDED DECEMBER 31, 2003


                                                                                                             MacDermid
                                                                                                             Incorporated
                             MacDermid       Guarantor       Nonguarantor    Discontinued                    and

                             Incorporated    Subsidiaries    Subsidiaries    Operations      Eliminations    Subsidiaries
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash flows from
operating activities:
Net earnings (loss) . . . .         56,426          97,767          61,825           5,592        (165,184)         56,426
Earnings from
discontinued operations,
net of tax. . . . . . . . .             --              --              --          (5,592)             --          (5,592)
                             --------------  --------------  --------------  --------------  --------------  --------------
Earnings (loss) from
continuing operations . . .         56,426          97,767          61,825              --        (165,184)         50,834
Adjustments to reconcile
earnings (loss) from
continuing operations to
net cash provided by
operating activities:
Depreciation. . . . . . . .          2,458           5,152           8,183              --              --          15,793
Amortization. . . . . . . .             --           2,136           1,165              --              --           3,301
Provision for bad debts . .            250             119           2,237              --              --           2,606
Deferred income taxes . . .         21,797              --          (9,703)             --              --          12,094
Stock compensation. . . . .          2,874             411             934              --              --           4,219
Equity in (earnings) /
losses of subsidiaries. . .        (97,767)        (61,825)         (5,592)             --         165,184              --
Changes in assets and
liabilities net of effects
of acquisitions and
dispositions:
Decrease (increase) in
receivables . . . . . . . .           (286)          4,680            (944)             --              --           3,450
Decrease (increase) due
to/from affiliates. . . . .         (4,468)          2,443           2,025              --              --              --
Decrease (increase) in
inventories . . . . . . . .          2,585           2,681           2,793              --              --           8,059
Decrease (increase) in
prepaid expenses. . . . . .           (701)           (602)           (980)             --              --          (2,283)
Decrease (increase) in
equipment at customers. . .         (1,125)          2,091           2,932              --              --           3,898
Increase (decrease) in
accounts payable. . . . . .         (3,572)           (691)          3,063              --              --          (1,200)
Increase (decrease) in
accrued expenses. . . . . .            338          (1,763)            998              --              --            (427)
Increase (decrease) in
income tax liabilities. . .         (3,055)         (1,923)         (3,912)             --              --          (8,890)
Other . . . . . . . . . . .          1,654            (794)          1,592              --              --           2,452
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash provided by
continuing operations . . .        (22,592)         49,882          66,616              --              --          93,906
Cash provided by
discontinued operations . .             --              --              --          (3,135)             --          (3,135)
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash flows provided by
operating activities. . . .        (22,592)         49,882          66,616          (3,135)             --          90,771
                             --------------  --------------  --------------  --------------  --------------  --------------

Cash flows from
Investing activities:
Capital expenditures. . . .         (3,854)         (1,917)         (6,133)           (623)             --         (12,527)
Proceeds from
disposition of fixed
assets. . . . . . . . . . .          1,590              --             233              --              --           1,823
Disposition of business . .             --              --              --           5,000              --           5,000
                             --------------  --------------  --------------  --------------  --------------  --------------
Net cash flows (used in)
investing activities. . . .         (2,264)         (1,917)         (5,900)          4,377              --          (5,704)
                             --------------  --------------  --------------  --------------  --------------  --------------

Cash flows financing
activities:
Short-term (repayments)
borrowings - net. . . . . .         42,724         (40,364)         (3,728)           (112)             --          (1,480)
Long-term borrowings. . . .             --              --              --           3,570              --           3,570
Long-term repayments. . . .             --              --            (383)         (4,984)             --          (5,367)
Exercise of stock
options . . . . . . . . . .            812              --              --              --              --             812
Acquisition of treasury
stock . . . . . . . . . . .        (51,753)             --              --              --              --         (51,753)
Dividends paid. . . . . . .         37,215          (8,629)        (31,694)             --              --          (3,108)
                             --------------  --------------  --------------  --------------  --------------  --------------
Net cash flows provided
by/(used in) financing
activities. . . . . . . . .         28,998         (48,993)        (35,805)         (1,526)             --         (57,326)
                             --------------  --------------  --------------  --------------  --------------  --------------

Effect of exchange rate
changes on cash and
cash
equivalents . . . . . . . .             --              --           1,534              --              --           1,534
                             --------------  --------------  --------------  --------------  --------------  --------------

Net increase (decrease)
in cash and cash
equivalents . . . . . . . .          4,142          (1,028)         26,445            (284)             --          29,275
Cash and cash
equivalents at beginning
of year . . . . . . . . . .         14,153           2,314          15,268             284              --          32,019
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash and cash
equivalents at end of
year. . . . . . . . . . . .  $      18,295   $       1,286   $      41,713   $          --   $          --   $      61,294
                             ==============  ==============  ==============  ==============  ==============  ==============


CONSOLIDATED STATEMENTS OF CASH FLOWS YEAR ENDED DECEMBER 31, 2002


                                                                                                             MacDermid
                                                                                                             Incorporated
                             MacDermid       Guarantor       Nonguarantor    Discontinued                    and

                             Incorporated    Subsidiaries    Subsidiaries    Operations      Eliminations    Subsidiaries
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash flows from
operating activities:
Net earnings (loss) . . . .          9,349          41,050          13,548         (22,128)        (32,470)          9,349
Loss from discontinued
operations, net of tax. . .             --              --              --          22,128              --          22,128
                             --------------  --------------  --------------  --------------  --------------  --------------
Earnings (loss) from
continuing operations . . .          9,349          41,050          13,548              --         (32,470)         31,477
Adjustments to
reconcile earnings
(loss) from continuing
operations to net cash
provided by operating
activities:
Depreciation. . . . . . . .          2,372           6,293           7,696              --              --          16,361
Amortization. . . . . . . .          3,208           1,907           1,107              --              --           6,222
Provision for bad debts . .            750             468           3,555              --              --           4,773
Deferred income taxes . . .          4,656              40           2,351              --              --           7,047
Stock compensation. . . . .          3,376             606              46              --              --           4,028
Equity in (earnings) /
losses of subsidiaries. . .        (41,050)        (13,548)         22,128              --          32,470              --
Impairment charge . . . . .            470             512              --              --              --             982
Changes in assets and
liabilities net of effects
of acquisitions and
dispositions:
Decrease (increase) in
receivables . . . . . . . .          3,048           6,318          14,241              --              --          23,607
Decrease (increase) due
to/from affiliates. . . . .            764           7,361          (8,125)             --              --              --
Decrease (increase) in
inventories . . . . . . . .          8,440           9,579          11,294              --              --          29,313
Decrease (increase) in
prepaid expenses. . . . . .            291           1,384           1,209              --              --           2,884
Decrease (increase) in
equipment at customers. . .            711             306             402              --              --           1,419
Increase (decrease) in
accounts payable. . . . . .          2,581          (1,116)         (2,064)             --              --            (599)
Increase (decrease) in
accrued expenses. . . . . .          9,163          (5,856)         (6,838)             --              --          (3,531)
Increase (decrease) in
income tax liabilities. . .         (4,374)         (4,982)            704              --              --          (8,652)
Other . . . . . . . . . . .         11,052          (1,611)         (7,460)             --              --           1,981
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash provided by
continuing operations . . .         14,807          48,711          53,794              --              --         117,312
Cash provided by
discontinued operations . .             --              --              --           8,881              --           8,881
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash flows provided by
operating activities. . . .         14,807          48,711          53,794           8,881              --         126,193
                             --------------  --------------  --------------  --------------  --------------  --------------

Cash flows from
Investing activities:
Capital expenditures. . . .         (1,020)         (2,303)         (2,575)         (1,379)             --          (7,277)
Proceeds from
disposition of fixed
assets. . . . . . . . . . .            507           1,998             226             159              --           2,890
                             --------------  --------------  --------------  --------------  --------------  --------------
Net cash flows (used
in) investing activities. .           (513)           (305)         (2,349)         (1,220)             --          (4,387)
                             --------------  --------------  --------------  --------------  --------------  --------------

Cash flows financing
activities:
Short-term
(repayments)
borrowings - net. . . . . .         48,589         (34,516)        (25,019)         (7,410)             --         (18,356)
Long-term borrowings. . . .         79,599              --              --           3,012              --          82,611
Long-term repayments. . . .       (158,507)             --          (6,198)         (3,571)             --        (168,276)
Exercise of stock
options . . . . . . . . . .            360              --              --              --              --             360
Acquisition of treasury
stock . . . . . . . . . . .           (822)             --              --              --              --            (822)
Dividends paid. . . . . . .         26,221         (13,457)        (15,345)             --              --          (2,581)
                             --------------  --------------  --------------  --------------  --------------  --------------
Net cash flows
provided by/(used in)
financing activities. . . .         (4,560)        (47,973)        (46,562)         (7,969)             --        (107,064)
                             --------------  --------------  --------------  --------------  --------------  --------------

Effect of exchange rate
changes on cash and
cash equivalents. . . . . .             --              --              70             140              --             210
                             --------------  --------------  --------------  --------------  --------------  --------------

Net increase (decrease)
in cash and cash
equivalents . . . . . . . .          9,734             433           4,953            (168)             --          14,952
Cash and cash
equivalents at
beginning of year . . . . .          4,419           1,881          10,261             506              --          17,067
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash and cash
equivalents at end of
year. . . . . . . . . . . .  $      14,153   $       2,314   $      15,214   $         338   $          --   $      32,019
                             ==============  ==============  ==============  ==============  ==============  ==============


CONSOLIDATED STATEMENTS OF CASH FLOWS NINE MONTHS ENDED DECEMBER 31, 2001


                                                                                                             MacDermid
                                                                                                             Incorporated
                             MacDermid       Guarantor       Nonguarantor    Discontinued                    and

                             Incorporated    Subsidiaries    Subsidiaries    Operations      Eliminations    Subsidiaries
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash flows from
operating activities:
Net earnings (loss) . . . .        (28,912)        (23,532)         16,330         (11,624)         18,826         (28,912)
Loss from discontinued
operations, net of tax. . .             --              --              --          11,624              --          11,624
                             --------------  --------------  --------------  --------------  --------------  --------------
Earnings (loss) from
continuing operations . . .        (28,912)        (23,532)         16,330              --          18,826         (17,288)
Adjustments to
reconcile earnings
(loss) from continuing
operations to net cash
provided by operating
activities:
Depreciation. . . . . . . .          2,894           5,736           6,035              --              --          14,665
Amortization. . . . . . . .          3,095           2,489             495              --              --           6,079
Provision for bad debts . .          1,774           1,877           1,690              --              --           5,341
Deferred income taxes . . .        (21,960)           (319)            421              --              --         (21,858)
Stock compensation. . . . .            664              --              --              --              --             664
Equity in (earnings) /
losses of subsidiaries. . .         23,532         (16,330)         11,624              --         (18,826)             --
Impairment charge . . . . .          7,720          42,110           1,972              --              --          51,802
Changes in assets and
liabilities net of effects
of acquisitions and
dispositions:
Decrease (increase) in
receivables . . . . . . . .          5,663           6,257           7,745              --              --          19,665
Decrease (increase) due
to/from affiliates. . . . .         (4,247)           (772)          5,019              --              --              --
Decrease (increase) in
inventories . . . . . . . .         10,280          13,323           3,070              --              --          26,673
Decrease (increase) in
prepaid expenses. . . . . .         (1,512)           (259)             45              --              --          (1,726)
Decrease (increase) in
equipment at customers. . .            585             299            (443)             --              --             441
Increase (decrease) in
accounts payable. . . . . .         (5,331)         (5,914)         (2,937)             --              --         (14,182)
Increase (decrease) in
accrued expenses. . . . . .         17,755            (528)         (1,325)             --              --          15,902
Increase (decrease) in
income tax liabilities. . .          1,919           3,650          (5,127)             --              --             442
Other . . . . . . . . . . .         (2,498)            373           1,958              --              --            (167)
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash provided by
continuing operations . . .         11,421          28,460          46,572              --              --          86,453
Cash provided by
discontinued operations . .             --              --              --          (2,888)             --          (2,888)
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash flows provided by
operating activities. . . .         11,421          28,460          46,572          (2,888)             --          83,565
                             --------------  --------------  --------------  --------------  --------------  --------------

Cash flows from
Investing activities:
Capital expenditures. . . .           (242)         (1,023)         (2,643)         (3,026)             --          (6,934)
Proceeds from
disposition of fixed
assets. . . . . . . . . . .            202               7           1,974             248              --           2,431
                             --------------  --------------  --------------  --------------  --------------  --------------
Net cash flows (used
in) investing activities. .            (40)         (1,016)           (669)         (2,778)             --          (4,503)
                             --------------  --------------  --------------  --------------  --------------  --------------

Cash flows financing
activities:
Short-term
(repayments)
borrowings - net. . . . . .         80,484         (11,223)        (74,783)          2,700              --          (2,822)
Long-term borrowings. . . .        336,500              --          47,357           4,489              --         388,346
Long-term repayments. . . .       (428,406)         (9,812)         (7,427)         (2,456)             --        (448,101)
Bond financing fees . . . .         (8,837)             --              --              --              --          (8,837)
Acquisition of treasury
stock . . . . . . . . . . .           (635)             --              --              --              --            (635)
Dividends paid. . . . . . .          9,629          (6,761)         (4,797)             --              --          (1,929)
                             --------------  --------------  --------------  --------------  --------------  --------------
Net cash flows
provided by/(used in)
financing activities. . . .        (11,265)        (27,796)        (39,650)          4,733              --         (73,978)
                             --------------  --------------  --------------  --------------  --------------  --------------

Effect of exchange rate
changes on cash and
cash equivalents. . . . . .              2              --            (577)             12              --            (563)
                             --------------  --------------  --------------  --------------  --------------  --------------

Net increase (decrease)
in cash and cash
equivalents . . . . . . . .            118            (352)          5,676            (921)             --           4,521
Cash and cash
equivalents at
beginning of year . . . . .          4,301           2,233           4,585           1,427              --          12,546
                             --------------  --------------  --------------  --------------  --------------  --------------
Cash and cash
equivalents at end of
year. . . . . . . . . . . .  $       4,419   $       1,881   $      10,261   $         506   $          --   $      17,067
                             ==============  ==============  ==============  ==============  ==============  ==============

MANAGEMENT'S STATEMENT OF FINANCIAL RESPONSIBILITY
MacDermid, Incorporated (Logo)
245 Freight Street
Waterbury, CT 06702


To The Shareholders
MacDermid, Incorporated
     The financial information in this report, including the audited consolidated financial statements, has been prepared by management. Preparation of consolidated financial statements and related data involves the use of judgment. Accounting principles used in preparing consolidated financial statements are those that are generally accepted in the United States.
     To safeguard corporate assets, it is important to have a sound but dynamic system of internal controls and procedures that balances benefits and costs.
The Corporation employs professional financial management whose responsibilities include implementing and overseeing the financial control system, reporting on management's stewardship of assets entrusted to it by share owners and performing accurate and proper maintenance of the accounts.
     Management has long recognized its responsibility for conducting the affairs of the Corporation and its affiliates in an ethical and socially responsible manner. MacDermid, Incorporated is dedicated to the highest standards of integrity. Integrity is not an occasional requirement, but a continuing commitment.
     KPMG LLP conducts an objective, independent review of management's fulfillment of its obligations relating to the fairness of reported operating results and financial condition. Their report for 2003 appears below this statement.
     The Audit Committee of the Board of Directors, consisting solely of directors independent of MacDermid, Incorporated, maintains an ongoing appraisal on behalf of the share owners of the effectiveness of the independent auditors and the Corporation's staff of financial and operating management with respect to the financial and internal controls.
/s/Gregory M. Bolingbroke                    /s/Daniel H. Leever
Senior Vice President, Finance                    Chairman of the Board and
                                                    Chief Executive Officer
INDEPENDENT AUDITORS' REPORT
KPMG LLP (Logo)
Certified Public Accountants
One Financial Plaza
Hartford, CT 06103-4103


The Board of Directors and Shareholders
MacDermid, Incorporated
     We have audited the accompanying consolidated balance sheets of MacDermid, Incorporated and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings, comprehensive income, cash flows and changes in shareholders' equity for the years ended December 31, 2003 and 2002 and the nine months ended December 31, 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MacDermid, Incorporated and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002 and the nine months ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.
     As discussed in Note 1 to Consolidated Financial Statements, Summary of Significant Accounting Policies, effective July 1, 2003, the Corporation adopted Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. /s/KPMG LLP
February 9, 2004


FIVE YEAR SELECTED FINANCIAL DATA
(In thousands, except per share amounts)


                                                                     Nine
                                               Twelve                Months          Twelve
                                               Months     Ended      Ended           Months     Ended
                                               December        31,   December 31,    March           31,
                                                    2003      2002            2001       2001       2000
                                             -----------  ---------  --------------  ---------  ---------
OPERATING RESULTS
---------------------------------------------
Net sales . . . . . . . . . . . . . . . . . .  $ 619,886  $611,490   $     472,010   $759,642   $758,080
Earnings (loss) from continuing operations
  before extraordinary charge and cumulative
    Effect of accounting change . . . . . . .  $  49,820  $ 31,477   $     (17,288)  $ 43,753   $ 49,120
Earnings (loss) from discontinued
  operations, net of tax. . . . . . . . . . .  $   5,592  $(22,128)  $     (11,624)  $ (8,949)        --
Cumulative effect of accounting change,
  net of tax. . . . . . . . . . . . . . . . .  $   1,014        --              --         --         --
Extraordinary charge for early retirement
  of debt, net of tax . . . . . . . . . . . .         --        --              --         --   $ (3,762)
Net earnings (loss) . . . . . . . . . . . . .  $  56,426  $  9,349   $     (28,912)  $ 34,804   $ 45,358

Diluted per common share information:
Earnings (loss) from continuing operations. .  $    1.59  $   0.98   $       (0.54)  $   1.35   $   1.52
Earnings (loss) from discontinued operations.  $    0.18  $  (0.69)  $       (0.37)  $  (0.28)        --
Cumulative effect of accounting change. . . .  $    0.03        --              --         --         --
Extraordinary charge. . . . . . . . . . . . .         --        --              --         --   $  (0.12)
Net earnings (loss) . . . . . . . . . . . . .  $    1.80  $   0.29   $       (0.91)  $   1.07   $   1.40

FINANCIAL POSITION AT YEAR END
---------------------------------------------
Total assets. . . . . . . . . . . . . . . . .  $ 697,235  $707,893   $     790,885   $884,825   $790,492
Long-term debt (includes short-term portion).  $ 301,761  $316,467   $     397,402   $459,102   $404,461

SHARE DATA
---------------------------------------------
Cash dividends per common share . . . . . . .  $    0.10  $   0.08   $        0.06   $   0.08   $   0.08


SELECTED QUARTERLY FINANCIAL DATA
(UNAUDITED)
(In thousands, except share and per share amounts)


                                                             2003  by          Quarters
                                               --------  --------  ----------  ----------  --------
                                               March     June      September   December    Total
                                               --------  --------  ----------  ----------  --------

Net sales . . . . . . . . . . . . . . . . . .  $152,803  $155,320  $  149,658  $ 162,105   $619,886
Gross profit. . . . . . . . . . . . . . . . .  $ 72,542  $ 73,793  $   69,917  $  74,363   $290,615
Earnings from continuing operations before
cumulative effect of accounting change. . . .  $ 11,668  $ 12,134  $   12,361  $  13,657   $ 49,820
Net earnings. . . . . . . . . . . . . . . . .  $ 11,566  $ 12,130  $   13,440  $  19,290   $ 56,426
Diluted earnings per common share
From continuing operations. . . . . . . . . .  $   0.36  $   0.38  $     0.40  $    0.45   $   1.59
Diluted net earnings per common share . . . .  $   0.36  $   0.38  $     0.43  $    0.63   $   1.80



                                                             2002  by          Quarters
                                               --------  --------  ----------  ----------  --------
                                               March     June      September   December    Total
                                               --------  --------  ----------  ----------  --------
Net sales . . . . . . . . . . . . . . . . . .  $147,911  $155,244  $  151,430  $ 156,905   $611,490
Gross profit. . . . . . . . . . . . . . . . .  $ 66,943  $ 72,848  $   69,067  $  65,620   $274,478
Earnings from continuing operations before
Cumulative effect of accounting change. . . .  $  7,085  $  9,285  $    8,575  $   6,532   $ 31,477
Net earnings (loss) . . . . . . . . . . . . .  $  7,332  $  9,673  $    8,665  $ (16,321)  $  9,349
Diluted earnings per common share
from continuing operations. . . . . . . . . .  $   0.22  $   0.29  $     0.27  $    0.20   $   0.98
Diluted net earnings (loss) per common share.  $   0.23  $   0.30  $     0.27  $   (0.51)  $   0.29


MARKET RANGE TRADING RECORD



                                     2003                    2002
                                    ------                 ------
QUARTER . . . . . . . . .  High            Low     High            Low
                           ------          ------  ------          ------
March . . . . . . . . . .  $23.84          $20.10  $23.44          $16.49
June. . . . . . . . . . .  $27.08          $20.16  $23.49          $19.37
September . . . . . . . .  $29.68          $26.05  $22.16          $16.97
December. . . . . . . . .  $34.84          $26.50  $24.30          $19.18

Closing price December 31          $34.24                  $22.85



DIVIDEND RECORD


                     -------                       -------
                        2003                          2002
                     -------                       -------
           Record    Payable  Amount     Record    Payable  Amount
           Date      Date     Declared   Date      Date     Declared
           --------  -------  ---------  --------  -------  ---------
QUARTER
March . .   3/17/03   4/1/03  $    0.02   3/15/02   4/2/02  $    0.02
June. . .   6/16/03   7/1/03  $    0.02   6/17/02   7/1/02  $    0.02
September   9/15/03  10/1/03  $    0.03   9/16/02  10/1/02  $    0.02
December.  12/15/03   1/2/04  $    0.03  12/16/02   1/3/03  $    0.02

CORPORATE INFORMATION
DIRECTORS:
Daniel H. Leever, Chairman of the Board and Chief Executive Officer
Robert Ecklin, Executive Vice President-Optical Communications of Corning Incorporated
Donald G. Ogilvie, President and Chief Executive Officer, American Bankers Association
Joseph M. Silvestri, Partner of Citicorp Venture Capital Ltd.
James C. Smith, Chairman of the Board and Chief Executive
Officer, Webster Financial Corporation
T. Quinn Spitzer, Jr., Partner of McHugh Consulting
CORPORATE HEADQUARTERS:
MacDermid, Incorporated
245 Freight Street
Waterbury, Connecticut 06702
(203) 575-5700
AUDITORS:
KPMG LLP
Certified Public Accountants
One Financial Plaza
Hartford, CT 06103-4103
SEC FORM 10-K:
The Annual Report and the SEC Form 10-K report, as well as, periodic reports on SEC Form 10-Q report are available at the Corporation's website (www.macdermid.com) as soon as practicable after the reports are filed with the SEC. These reports are also available without charge by written request to:
Corporate Secretary
MacDermid, Incorporated
245 Freight Street
Waterbury, CT 06702
CERTIFICATIONS:
The Corporation has included, as required under Section 302 of the Sarbanes-Oxley Act, the exhibits to its Form 10-K report for 2003 that pertain to the Principle Executive Officer and Principle Financial Officer certifications. Also, the Corporation has an annual requirement to file a
Section 303A.12(a) CEO Certification with the NYSE no later than 30 days after its annual shareholders meeting. Further, the Corporation will make this certification available on its website (www.macdermid.com) as soon as
                                        -----------------
practicable after filing with the NYSE.
REGISTRAR OF STOCK AND TRANSFER AGENT:
The Bank of New York, Website - stock.bankofny.com
Send Email to:  Shareowner - svcd@bankofny.com
SHAREHOLDERS' QUESTIONS:
Shareholders with questions concerning non-receipt of dividend checks, obtaining a duplicate 1099 statement, or of a general nature can call 1-877-268-5209 or should write to:
     The Bank of New York
     Shareholder Relations Department - 11E
     P.O. Box 11258 - Church Street Station
     New York, NY 10286
Send certificates for transfer and address changes to:
The Bank of New York
Receive and Deliver Department
P.O. Box 11002 - Church Street Station
New York, NY 10286
A systematic investment service is available to all MacDermid shareholders. The service permits investment of MacDermid, Incorporated dividends and voluntary cash payments in additional shares of MacDermid stock.
MARKET & DIVIDEND INFORMATION:
The common shares of MacDermid, Incorporated are traded on the New York Stock Exchange (Symbol: MRD). Price and shares traded are listed in principal daily newspapers and are supplied by NYSE. Approximate number of Registered Holders as of March 1, 2004 is 800. CUSIP-554273 102.
ANNUAL MEETING:
The Annual Meeting of Shareholders will be held on Tuesday, April 27, 2004 at 3:00 p.m., at the Corporate Headquarters, 245 Freight Street, Waterbury, CT.