Form 10-K, Exhibit 13
period 2004-12-31
MACDERMID INC
filed 2005-03-16
CIK 61138

Exhibit  13

2004  Annual  Report  to  Shareholders
Message  to  Shareholders

Dear  Shareholder,

In 2004, net sales were $660.8 million, compared to $619.9 in 2003. Net earnings were $53.2 million, or $1.72 per share. As we pointed out last year, GAAP earnings in 2003 of $56.4 million, or $1.80 per share, included income we do not take credit for. We prefer to compare to the number our board of directors uses both to evaluate the business and for executive compensation purposes. On that basis, in 2003 we earned $1.55 per share(1). We consider the 11% increase to be solid.

We again reported outstanding Owner Earnings(2), which we define as cash from operations less net capital expenditures. Owner Earnings in 2004 were $76.7 million or 11.6% of sales. This outstanding cash generation enabled us to end the year with $137.8 million of cash on our balance sheet. We have total long-term obligations of $301.3 million (consisting primarily of long-term bonds), resulting in net debt of $163.5 million
Earnings quality continues to be good. Operating profit was 16% of sales. Return on average equity was strong at 19.6%. Net capital expenditures were a modest $8.5 million, or 1.3% of sales, a very low amount by any standards. This achievement can be attributed to our constant focus on justifying every cent of your funds before it is spent.

Yes We Can! You will note throughout this report a new branding initiative for MacDermid. Yes We Can! is designed to send the message to our customers that they can depend on us to solve their production problems, anticipate their future needs, and generally be seen as hyper-responsive. It is also a prime example of differentiating costs. In the paragraph above we mentioned capital spending and the fact that we justify spending every cent of your funds. Yet, here we are embarking on a branding exercise that will be quite costly. So, which is it, to spend or not to spend? The answer is both. Culturally, we think of ourselves as a team of cost-conscious owner operators. Clearly, the difference between "must have" and "nice to have" expenditures are solely in the eye of the beholder. If we are not vigilant, we could easily end up wasting your money. Ask anyone at MacDermid - we are vigilant. Being frugal is one of our core values. Last year we produced $76+ million in owner earnings on $660 million in revenue. This is important to you as a shareholder. The ability to generate owner earnings while producing greater value to our customers gives us options to build long-term value that we wouldn't otherwise have.

Last year we said we believed MacDermid was entering a new chapter. I believe it is worthwhile exploring the chapters we have completed thus far. Since beginning this journey in fiscal 1991, we have gone through three distinct phases. Phase I, which began in the early 90's, focused on internal restructuring - a rebuilding of our foundation. Phase II started in 1995 and focused on internal growth and acquisition investment. The last phase, which focused on cash flow, began in 2001 when we experienced the 100 year flood in the electronics business, and ended in 2003. Let's review each phase briefly.


- Phase I - 1991-1995 - Building the foundation. We started this phase in a full blown recession. Our company needed to change. We were far too internally focused. We had enjoyed decades of steady growth, but our markets had become more mature. We were wholly unprepared for this new reality. We responded by restructuring. We closed six of eight plants in the U.S., divested our microelectronics business, and installed new management. The results?





                                                         1991    1995
                                                        ------  ------

Net sales (in millions). . . . . . . . . . . . . . . .  $151.4  $182.1
                                                        ======  ======
Diluted earnings per share (adjusted for stock splits)  $  .21  $  .38
                                                        ======  ======
Owners earnings (in millions) (2). . . . . . . . . . .  $  8.7  $ 20.1
                                                        ======  ======

The defining event of Phase I was the stock buyback in 1994. Before we tendered for our shares there were 3.5 million shares outstanding. It was almost universally believed that with so few shares outstanding, and therefore, so little float, a buyback would not be successful. Even if it was successful, we would have so little float left we would lack viability as a public company. Besides, they argued, the stock hadn't moved in ten years! Why would you want to buy it back? We argued that we had improved the performance of the company in a fundamental way, and that there was uncommon earnings leverage in our business model. We just needed a little help from our end-markets to prove it. Mr. Market (the investment community) still didn't believe us. So, in mid 1994 we tendered for 25% of the outstanding shares. Eight hundred thousand shares traded the day we announced the offer. So much for illiquidity! I will never forget the phone call I received from a representative of the largest U.S.-based mutual fund who was one of our largest shareholders. He was ecstatic we had tendered at $30 a share when the stock had been stuck in the mid $20's for almost ten years. He also told me that with so few shares outstanding, we would be a $20 stock after the tender. A year later in 1995 we finally got some help from our markets. Our EPS was double what it had been the year prior to the buyback and our stock closed the year at $65 a share (prior to a 9:1 split since then). So much for common wisdom.

Phase II - 1996-2000 - Strategic remake. At the end of Phase I we were almost entirely dependent on our electronic chemicals business. It represented almost all of our earnings. We felt we had little choice but to reduce the concentration of risk. In this regard, we differ from most companies. Our ownership of MacDermid is concentrated. Your CEO and many others own MRD as their primary asset. More than 90% of my net worth is comprised of MRD stock. 100% of my investment and retirement assets are MRD. This is true of many others at MacDermid, especially your more senior executives. Any real risk to the entity is intolerable. Additional and important motivation to expand our horizons came from the belief that we could implant the MacDermid culture and business discipline on acquired businesses to add much more value than would be the norm in acquisitions. Therefore, we embarked on a five year diversification effort. We acquired Hercules' printing business in 1995, the W. Canning metal finishing and Offshore Fluids business in 1998, and PTI's printing business in 1999. The results are impressive.




                                                             1995    2000
                                                           ------  ------

Net sales (in millions) . . . . . . . . . . . . . . . . .  $182.1  $758.1
                                                           ======  ======
Diluted earnings per share (adjusted for stock splits)(1)  $  .38  $ 1.52
                                                           ======  ======
Owner earnings (in millions) (2). . . . . . . . . . . . .  $ 20.1  $ 43.5
                                                           ======  ======


Our stock peaked at $46 a share after 9 for 1 stock splits during this period (two separate 3 for 1 splits in 1996 and 1998). On the same share count as we had for the stock buy back, it would be $414 a share! At $46 a share, the PE ratio was 27, quite heady for an industrial company. By 2000, in addition to enjoying much higher earnings, our revenues were much more balanced. Thank goodness. Little did we know that the electronics market would decline by 50% from one day to the next. We were severely criticized for expanding into lower growth businesses and thereby hurting our long term growth prospects. Our view was that we would trade a lower upside for a much more assured survivability every time.

- Phase III - 2001-2003 - Insure survivability. We entered this period with $461 million in long-term obligations, primarily senior bank debt. The electronics market was a disaster. We had invested millions in a "venture capital like" opportunity called Viatek. This was a revolutionary new technology for producing inexpensive printed circuit boards. We had not been able to demonstrate that Viatek carried production yields high enough to capture the cost advantages. Then when the western market almost evaporated overnight, we were faced with investing even more, and the goal line had been moved as a result of hyper-efficient Asian manufacturers. The big labor savings we planned on were simply less important when confronted with Asian prices. We wrote off a total of $46 million related to these investments at a time when our electronics business was in a free fall and our senior debt was at an all time high. Our earnings tanked. The impact of the volume losses due to the hundred year flood was approximately $1.00 in earnings per share. Not helping matters were integration problems in some of the acquired businesses. We were unable to get all of the acquired management to embrace our culture, especially the accountability and discipline. This turned out to be a mixed blessing. We experienced delays in gaining the value from some of these acquisitions. This was especially true with W. Canning and PTI. But, by going through this exercise we learned a powerful lesson; we have to move quickly to determine if an acquired manager has the interest and ability to step up to our level of intensity. Our culture is unique enough that outsiders often have difficulty fitting in easily. In times of stress this difficulty is magnified. When we found out they could not make it with us, we replaced the acquired managers with our own proven managers. The results were immediate and striking.




                                   2000    2003
                                  ------  ------

Net sales (in millions). . . . .  $758.1  $619.9
                                  ======  ======
Diluted earnings per share (1) .  $ 1.52  $ 1.55
                                  ======  ======
Owner earnings (in millions) (2)  $ 43.5  $ 80.7
                                  ======  ======



The bad news was that while we were figuring this out, our stock went from $46 to $12 a share. Fortunately, however, our survivability was assured due to the strength of our business model, and the speed at which the new management teams we had placed in the acquired businesses implemented the needed changes. This resulted in positive cash generation throughout this period. Had we been forced to ask for more credit, it could have been a very different picture. We proved beyond any doubt the power of the Clan MacDermid. Between 2001 and 2004 we paid down $160 million in debt, generated $125 million in cash .after buying back $51.8 million in stock. If we told the market in 2001 we would be doubling our dividend soon, most would have laughed. Since then we tripled it. Yes, we proved that the level of ownership and accountability at MacDermid is rare and valuable.

What is the point of going back over all this history? Simply to illustrate why we have confidence in Phase IV. Many counted us out in the early 90's when our revenues were seemingly stuck in a rut. But we did grow. Value was created. We diversified out of a strategic problem of over-concentration. Now we have a very evenly balanced business concentration. Then most recently in Phase III, we fundamentally improved the results of acquired businesses by implementing our strong culture. Each phase required a different set of skills.

Now we are in Phase IV. Last year we discussed the MacDermid Business Process. This is the blueprint we will use to lead us forward. This is clearly a growth initiative. It has three parts. 1) The strategy process in which we make sure we are investing in the right projects; those projects that address the market needs which are most likely to result in significant growth opportunities. 2) The operations process identifies the 'vital few' initiatives that will insure we bridge from day-to-day projects to the longer term strategy. This insures the organization is appropriately focused both short and long term. 3) Finally the people process is designed to identify and develop management talent and provide bench depth. Given the unique nature of our culture, this is critical. Yes, we have had some success with senior management that came along with acquisitions. But, we have also replaced many that couldn't or wouldn't step up to our culture. As a result we believe it is critical to aggressively build our management capacity from within.

We are a year into Phase IV, which began when Stephen Largan was appointed President of MacDermid. It is his charge to lead the business processes and lay the foundation for growth. This is a much different direction than we have traveled recently, when we were focused on survival. Through this process, we have identified and are tracking 100 initiatives across the corporation. Almost all are directed at innovation or top line sales. This focus on initiatives to drive organic growth is a dramatic and exciting shift in emphasis. The inherent earnings leverage of our business model and our unwavering commitment to discipline on capital expenditure and S G & A costs will give us outsized benefits from any revenue growth.

In addition to the focus on organic growth, we ended the year with $137.8 million in cash on our balance sheet. It is likely that if we don't make an investment, we will end 2005 with cash approaching $200 million. Clearly this gives us the opportunity to supplement our organic growth with one or more attractive acquisitions. However, our discipline and commitment to ensuring high returns on our invested capital mean that we are extremely picky when we evaluate a potential acquisition. To date we have been unsuccessful in finding one that meets our high threshold for attractive returns on a risk adjusted basis. We looked at several during 2004, but just couldn't make the numbers work. To us, to do nothing is far better than to do something that is ill-advised. We will always err on the side of caution. We need to have a lot of confidence that any deal we make has sufficient margin for error in valuation and execution. It is more likely we would acquire a small business where the competitive landscape is more limited, or the synergies as a portion of value would be higher. We think it is also more likely that a larger transaction will take the form of a stock deal rather than cash. That is because it is extremely difficult for us to win an all-cash auction in this environment of hyper-liquidity from private equity and hedge funds. However, we have something the private world does not - a currency other than cash. We think it is possible that a company may want to ride our equity and corporate management team by accepting our stock for at least a portion of the payment rather than selling their business for cash. By participating in the upside, it is possible, and we believe likely, that they will ultimately receive far more value than an all-cash deal. After all, our compounded return since we began this journey is 21.1%.

We have $301.5 million face value in 9 1/8% bonds outstanding. They are callable in mid 2006. This is an obvious use of cash if we can't find a higher returning investment before then.

Whether we grow primarily through organic growth, acquisitions or some combination remains to be seen. For now, we are focused on solidifying our foundation for growth by developing a system to prioritize our internal investments in innovation and top line sales initiatives, by building our bench of talent, and by rolling out a corporate wide brand.

In this current phase, we are asking for the Clan MacDermid to shift direction yet one more time. They have never failed us, and I fully expect we will be successful this time as well. We haven't forgotten our basic philosophy, printed on the inside front cover of this report. We won't lose sight of our frugal nature that has bought us this far. We will embrace the strengths in our culture and shift our orientation to grow. If we are successful, the future will be bright indeed. Thank you for your confidence.



Sincerely,


Daniel  H.  Leever
Chairman  of  the  Board  and
Chief  Executive  Officer



(1)  -  2000  AND  2003  ADJUSTED  EARNINGS  PER  SHARE
-------------------------------------------------------
MacDermid believes that the financial results for 2000 and 2003 should be adjusted when compared to other periods to remove the gain that we recorded on the option to repurchase our shares in 2003 and to remove the extraordinary charge from the retirement of debt in 2000. A reconciliation of this adjustments to earnings per share is shown in the table below.




                                                                                                    2000   2003
                                                                                                   -----  ------
Net earnings per diluted share as reported. . . . . . . . . . . . . . . . . . . . . . . . . . . .  $1.40  $1.80
Add extraordinary charge from debt retirement . . . . . . . . . . . . . . . . . . . . . . . . . .    .12      -
Less discontinued operations. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      -   (.18)
Less cumulative effect of accounting change . . . . . . . . . . . . . . . . . . . . . . . . . . .      -   (.03)
                                                                                                   -----  ------
 Earnings per share from continuing operations before accounting change and extraordinary charge.   1.52   1.59
Less gain on exercise of option to repurchase our shares (net of tax) . . . . . . . . . . . . . .      -   (.04)
                                                                                                   -----  ------
Adjusted income from continuing operations. . . . . . . . . . . . . . . . . . . . . . . . . . . .  $1.52  $1.55
                                                                                                   =====  ======


(2)  -  OWNER  EARNINGS
-----------------------
MacDermid believes that owner earnings is an appropriate measure of performance and cash flow generation from normal business activities. It is calculated directly from the cash flow statement as net cash flows provided by operating activities, less capital expenditures plus proceeds received from the disposition of fixed assets. This calculation is shown below for all periods mentioned.




                                                                      (amounts in millions)
                                                 --------------------------------------------------------
                                                                  2004     2003     2000    1995    1991
                                                 ----------------------  -------  -------  ------  ------
Net cash flows provided by operating activities  $                85.3   $ 91.4   $ 59.1   $20.7   $11.1
Capital Expenditures. . . . . . . . . . . . . .                  (12.5)   (12.5)   (22.4)   (4.0)   (3.2)
Proceeds from the disposition of fixed assets .                    3.9      1.8      6.8     3.4      .8
                                                 ----------------------  -------  -------  ------  ------
Owner earnings. . . . . . . . . . . . . . . . .  $                76.7   $ 80.7   $ 43.5   $20.1   $ 8.7
                                                 ======================  =======  =======  ======  ======










Management's  Discussion  and  Analysis  of
Financial  Condition  and  Results  of  Operations
(in  thousands  of  dollars,  except  shares  and  per  share  amounts)

Unless otherwise noted in this report, any description of us includes MacDermid, Inc. (MacDermid) as a consolidated entity, the Advanced Surface Finishing segment (ASF), the Printing Solutions segment (MPS), and our other corporate entities.

CONSOLIDATED  OVERVIEW

EXECUTIVE  OVERVIEW

Our consolidated business consists of two business segments, Advanced Surface Finishing and Printing Solutions. The Advanced Surface Finishing (ASF) segment supplies chemicals used for finishing metals and non-metallic surfaces for automotive and other industrial applications, electro-plating metal surfaces, etching, and imaging to create electrical patterns on circuit boards for the electronics industry, and offshore lubricants and cleaners for the offshore oil and gas markets. The Printing Solutions (MPS) segment supplies an extensive line of offset printing blankets, photo-polymer plates and digital printers for use in the commercial printing and packaging industries for image transfer. In both of our business segments, we continue to invest significant resources in research and development and intellectual properties such as patents, trademarks, copyrights and trade secrets as our business depends on these activities for our financial stability and future growth.

Our products are sold in a competitive, global economy, which exposes us to certain currency, economic and regulatory risks and opportunities. Approximately 60% of our net sales and identifiable assets for the year ended and as of December 31, 2004, are denominated in currencies other than the U.S. dollar, predominantly the Euro, British Pound Sterling, and the Hong Kong dollar. We do not manage our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates on our earnings, cash flows and fair values of assets and liabilities, and as such our financial performance could be positively or negatively impacted by changes in foreign exchange rates in any given reporting period. For the year ended December 31, 2004, net sales, net earnings and net assets and liabilities were positively impacted by the effect of foreign currency translation resulting primarily from the Euro and the British Pound Sterling strengthening against the U.S. dollar compared to the previous year, as discussed further below.

We focus on growing revenues and the generation of cash from operations in order to build shareholder value. Specifically, we plan to improve top line sales growth over the longer term by focusing on:
- utilizing our technical service and outstanding products to penetrate global markets for all products,
- supporting working capital initiatives focused on maximizing cash flows during a period of continued economic uncertainty in our primary markets,
-     emphasizing  efficiency  improvements  throughout  the  organization,
- adding new products through internal research and development, relying heavily on our internal knowledge base,
- strengthening the common identity of our products through a new branding initiative called "Yes We Can!" and
-     acquiring  strategically  sound  companies  or  products.

Our competitors include many large multi-national chemical firms based in Europe, Asia, and the U.S. New competitive products or pricing policies of our competitors can materially affect demand for and pricing of our products, which could have a significant impact on our financial results.

Our performance for the year ended December 31, 2004, reflects the results of our key opportunities, philosophies and risks, as outlined above. Specifically, we experienced a positive impact on our financial results due to higher sales of proprietary goods in the ASF segment and favorable foreign currency translation as discussed above. Our printing solutions business suffered the impacts of a soft sales market, resulting in an offsetting decrease in consolidated net sales. We also began realizing the benefits of cost-saving initiatives implemented in 2003.

From a cash flow standpoint, we continue to maintain a high level of liquidity, with working capital of over $250,000. We generate substantial amounts of cash from our normal operations, resulting in a total increase in cash of $76,535 between December 31, 2003, and 2004.

The following summary of results further explains the results of our operations during the years ended December 30, 2004, 2003, and 2002, in addition to an analysis of our liquidity during 2004.



SUMMARY OF THE CONSOLIDATED RESULTS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003,
AND  2002.

                              Year Ended        2003   Currency  Year Ended   2002   Currency
                              December 31,     to 2004 Adjusted December 31, to 2003 Adjusted
                            2004       2003    %change %change     2002      %change  %change
                          --------   --------  ------- -------- -----------  ------- --------
                                                  Favorable                     Favorable
                                                (Unfavorable)                 (Unfavorable)

Net sales. . . . . . . .  $660,785   $619,886      6.6%    2.0%  $611,490       1.4%   (3.6%)
Cost of sales. . . . . .   347,544    329,271    (5.5%)  (0.7%)   337,012       2.3%     6.7%
                          ---------  ---------                   ---------
    Gross profit . . . .   313,241    290,615      7.8%    3.3%   274,478       5.9%     0.2%

Gross profit percentage.      47.4%      46.9%      **      **       44.9%       **       **

Operating expenses . . .   207,831    191,465    (8.5%)  (3.9%)   190,345     (0.6%)     5.1%

    Operating profit . .   105,410     99,150      6.3%    2.2%    84,133      17.8%    12.1%

Interest income
(expense), net . . . . .   (29,615)   (30,178)     1.9%    1.8%   (33,883)     10.9%    13.1%
Other income (expense) .     1,942      4,314       **      **     (2,651)       **       **
                          ---------  ---------                   ---------
Earnings from
continuing operations
before income taxes
and cumulative effect
of accounting change . .    77,737     73,286      6.1%    1.0%    47,599      54.0%    43.4%
Income taxes . . . . . .   (24,513)   (23,466)   (4.5%)    0.3%   (16,122)   (45.6%)  (34.7)%
                          ---------  ---------                   ---------
Earnings from
continuing operations
before cumulative
effect of accounting
change . . . . . . . . .    53,224     49,820      6.8%    1.6%    31,477      58.3%    48.0%
Discontinued
operations, net of tax .         -      5,592       **      **    (22,128)       **       **
Cumulative effect of
accounting change. . . .         -      1,014       **      **          -        **       **
                          ---------  ---------                   ---------
Net earnings . . . . . .  $ 53,224   $ 56,426    (5.7%)  (9.7%)  $  9,349     503.6%   379.4%
                          =========  =========                   =========

Diluted earnings
per share. . . . . . . .  $   1.72   $   1.80    (4.4%)  (8.5%)  $   0.29     520.7%   386.5%
                          =========  =========                   =========

Comprehensive income . .  $ 62,641   $ 74,587   (16.0%)     **     13,142     467.5%      **
                          =========  =========                   =========


*  Currency  adjusted percent change is calculated based on a constant foreign exchange rate period-over-period.  Management  believes  this more accurately reflects true fluctuation in the  business  without  the  effect  of  changing  exchange  rates.
**  Not  a  meaningful  statistic.


SUMMARY OF KEY SEGMENTED RESULTS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002.




                          YEAR ENDED . .          2003    CURRENCY    YEAR ENDED    2002    CURRENCY
                          DECEMBER 31, .         TO 2004  ADJUSTED    DECEMBER 31, TO 2003  ADJUSTED
                        2004        2003         %CHANGE  %CHANGE*      2002      %CHANGE   %CHANGE*
                  -----------  ----------     ----------  ---------  ------------ --------  --------
                                                     Favorable                        Favorable
                                                   (Unfavorable)                    (Unfavorable)
ADVANCED SURFACE
  FINISHING
Total net sales. .  $386,723   $ 348,131           11.1%       5.1%  $ 328,594       5.9%       0.6%
Operating profit .  $ 62,728   $  50,858           23.3%      16.0%  $  35,888      41.7%      30.2%
Operating profit
percentage . . . .      16.2%       14.6%            **         **        10.9%       **         **

PRINTING SOLUTIONS
Total net sales. .  $274,062   $ 271,755            0.8%     (2.2%)  $ 282,896     (3.9%)     (8.5%)
Operating profit .  $ 42,682   $  48,292         (11.6%)    (13.1%)  $  48,245       0.1%     (2.1%)
Operating profit
percentage . . . .      15.6%       17.8%            **         **        17.1%       **         **

CONSOLIDATED TOTAL
Total net sales. .  $660,785   $ 619,886            6.6%       2.0%  $ 611,490       1.4%     (3.6%)
Operating profit .  $105,410   $  99,150            6.3%       2.2%  $  84,133      17.8%      12.1%
Operating profit
percentage . . . .      16.0%       16.0%            **         **        13.8%       **         **


*  Currency  adjusted  percent  change  is  calculated  based  on  a  constant foreign exchange rate period-over-period.  Management  believes  this  more  accurately  reflects  true fluctuation in the business  without  the  effect  of  changing  exchange  rates.
**  Not  a  meaningful  statistic.



2004  VS.  2003
---------------

NET  SALES

We experienced an increase in sales of $40,899, or 6.6% during the year ended December 31, 2004, when compared with the previous year. While our consolidated sales increase benefited from favorable foreign currency exchange rates, our sales increased almost $12,700, or 2.0% on a constant-dollar basis. Sales of proprietary products represented approximately 94% of our total sales in both 2004 and 2003. Our ASF business led our overall sales growth due in large part to better performance from our U.S. operating units and volume growth in Asia. We experienced growth in both our electronics and industrial product lines within this reporting segment. While growth in industrial products was concentrated in the U.S., we experienced most of our growth in our electronics product lines in Asia, particularly in China and Japan. Partially offsetting this growth was a reduction in overall sales volume in our Printing Solutions segment caused by a soft market and the effects of changes in our distribution system wherein we are beginning to sell directly to our customers in some geographic markets of the business.

COST  OF  SALES  AND  GROSS  PROFIT

Cost of sales decreased slightly when excluding the effects of foreign currency translation. This decrease, when coupled with the year-over-year increase in sales, caused an increase in gross profit margin during 2004. Increases in gross profit margin were driven by lower production costs, particularly in the ASF segment in the United States, where we realized the benefits of cost-saving initiatives implemented in 2003. This was partially offset by lower gross profit margins in our MPS segment as a result of a soft market, lower volume and the resulting de-leveraging of fixed overhead costs.

OPERATING  EXPENSES

Operating expenses increased 8.5% during the year ended December 31, 2004, when compared with the same period the previous year. Excluding the effects of foreign currency, operating expenses increased 3.9%. Contributing to this increase were increases in research and development expense, particularly in our MPS segment in the Americas and Europe. We also saw an increase in selling and technical expense in our ASF segment, especially in our operations in Asia as our business grew in that region. Also contributing to higher costs were higher costs from corporate, including relocation and other employee-related costs. Overall average headcount excluding headcount from discontinued operations increased slightly from the previous year.

OPERATING  PROFIT

Operating profit during 2004 was $6,260 higher than in 2003, representing growth of approximately 6.3% year-over-year. As a percentage of net sales, operating profit was a steady 16% in both 2004 and 2003. Our operating profit increases were due in large part to the improved business conditions in the ASF segment and favorable foreign currency rates, as discussed above.

INTEREST  INCOME  (EXPENSE)

Interest income (expense), net remained relatively constant in 2004 compared with 2003. We experienced some benefit this year as a result of higher interest income earned from holding higher cash balances during the year. This balance consists primarily of interest expense on our outstanding fixed interest rate bonds.

OTHER  INCOME

We realized a gain of $2,214 on the purchase of treasury stock from a third party on September 22, 2003, representing the difference between the market price of the shares on the date of purchase and the actual purchase price pursuant to an outstanding purchase and sale agreement (described further at Footnote 11 to our Consolidated Financial Statements, "Common and Treasury Stock."). In 2004, we realized a foreign currency exchange loss of $1,541.
This was partially offset by gains from the disposal of a small joint venture interest and other non-operating activities.

INCOME  TAX  EXPENSE

Our effective tax rate for the year ended December 31, 2004, was 31.5%, down from 32.0% in 2003. In the third fiscal quarter of 2004, our tax rate increased from 32% to 33% primarily as a result of U.S. taxes on foreign repatriations in excess of available current foreign tax credits and foreign tax credit carry-forwards. As a result of tax planning strategies, we realized a benefit from the expected future utilization of tax loss carryforwards in Europe in the fourth quarter of 2004. These tax loss carryforwards had previously been reserved.

EARNINGS  FROM  CONTINUING  OPERATIONS

Earnings from continuing operations before the cumulative effect of accounting change increased 6.8% year-over-year, or 1.6% on a currency adjusted basis. This increase is due primarily to an increase in our gross profit percentage coupled with lower interest expense, which was partially offset by higher operating costs, as discussed above.

DISCONTINUED  OPERATIONS

In 2003, we sold our 60% interest in Eurocir S.A. (Eurocir) to the 40% stakeholders of Eurocir. The sale, which represented substantially all of our electronics manufacturing segment, was treated as a discontinued operation and is more fully described in the discussion of 2003 vs. 2002 results. There were no significant divestitures in 2004.

NET  EARNINGS

2004 net earnings decreased 5.7% from 2003, or 9.7% on a currency adjusted basis. This decrease was due to one-time gains experienced in 2003 related to the disposal of our Eurocir business and a cumulative effect of an accounting change. Excluding these factors, net earnings increased 6.8%, or 1.6% on a currency-adjusted basis, year-over-year due to the factors described above.

DILUTED  EARNINGS  PER  SHARE

Diluted earnings per share decreased 4.4% in year 2004 compared to year 2003. On a currency-adjusted basis, this decrease was 8.5%. Much of this decrease is due to gains in 2003 related to the disposal of our Eurocir business and a one-time gain for the cumulative effect of an accounting change. Excluding these one-time gains, earnings per share increased $0.13 per share from $1.59 in 2003 to $1.72 in 2004. This increase in diluted earnings per share was due to favorable foreign currency rates and growth in the business, as well as a reduction in the average number of shares outstanding due to the stock repurchase in 2003, as described more fully in Footnote 11 to our Consolidated Financial Statements, "Common and Treasury Stock."

OTHER  COMPREHENSIVE  INCOME

Other comprehensive income decreased by $11,946 for the year ended December 31, 2004 compared to the previous year. This decrease is a result of the decrease in net earnings described above and a decrease in the foreign currency translation adjustment recognized during the year. We hold assets that are denominated in currencies that have been strengthening against the U.S. dollar over the last several years, primarily the Euro, British Pound Sterling and the Japanese Yen. The strengthening of these currencies was less in 2004 than 2003 which resulted in a smaller amount of foreign currency translation being recognized this year.


2003  VS.  2002
---------------

NET  SALES

Net sales for the year ended December 31, 2003, were approximately 1% higher than the year ended December 31, 2002. This increase was driven primarily by favorable changes in foreign currency exchange rates. On a constant-dollar basis, our sales decreased approximately $23,200, or 3.6%, year-over-year. Sales of our proprietary products, which made up 93.8% of total sales in 2003, decreased 4.7% year-over-year when excluding the positive effects of favorable foreign currency translation. Decreases in proprietary sales were driven by our MPS segment, which experienced a decrease of 8.5% or approximately $25,000 on a currency adjusted basis. The sales decreases in MPS were due to the elimination of certain unprofitable product lines, changing sales practices for printing blankets products lines in the United States and weak demand for printing plates used in publication markets during 2003. Partially offsetting the MPS sales decrease was a 0.6% increase on a currency adjusted basis in our ASF segment.

COST  OF  SALES  AND  GROSS  PROFIT

Cost of sales decreased from 2002 to 2003 by 2.3%. Increases due to foreign currency translation were more than offset by decreases predominantly resulting from lower sales and increased plant efficiencies. As a result, our gross profit percentage increased from 44.9% in 2002 to 46.9% in 2003.

We experienced decreases in cost of sales in both our ASF and MPS segments primarily as a result of lower sales. The ASF segment experienced an increase in plant closings and cost reduction efforts associated with restructuring activities in the years leading up to 2003 as well as a shift in product mix to technologies that are more efficient and carry more favorable margins. The gross profit percentage in the ASF segment increased from 47.6% in 2002 to 50.1% in 2003. In the MPS segment, plant closings and restructuring activities in the years leading up to 2003 resulted in an increase in the MPS gross profit percentage from 41.7% in 2002 to 42.7% in 2003 as benefits from these activities were realized.

OPERATING  EXPENSES

Operating expenses were relatively flat from 2002 to 2003. Excluding the negative effects of foreign currency exchange rates, operating expenses decreased 5.1% year-over-year. This decrease was due largely to a decrease in headcount resulting from restructuring activities in the years leading up to 2003 and lower amortization. Partially offsetting these decreases was a 3.9% increase in research and development expense as we continue to invest in our future product growth.

OPERATING  PROFIT

Operating profit increased significantly from 2002 to 2003 as a result of higher gross profit and the realization of benefits created through cost-reduction efforts as described above. As a percent of sales, operating profit increased from approximately 14.0% in 2002 to approximately 16.0% in 2003.

INTEREST  INCOME  (EXPENSE)

Net interest expense decreased approximately $3,705 between 2002 and 2003 primarily as a result of debt payoff activity during those two years. In 2002, we reduced bank debt by approximately $80,000. In 2003, we paid off the remaining portion of our term loans and other debt, excluding our senior subordinated debt and capitalized lease obligations. Lower average debt balances in 2003 resulted in lower interest expense compared to 2002.

OTHER  INCOME  (EXPENSE)

Other income (expense) fluctuated from a $2,651 expense to $4,314 in income between 2002 and 2003. This change was largely the result of changes in the fair value of our interest rate swap and realized foreign exchange gains and losses. In addition, we experienced a gain on the purchase of our treasury stock, as described more fully in Footnote 11 to our Consolidated Financial Statements, "Common and Treasury Stock."

INCOME  TAX  EXPENSE

Our effective tax rate attributable to continuing operations decreased to 32% in 2003 versus 33.9% in 2002. The rate decrease was primarily a result of the utilization of foreign tax credits and a change in earnings mix from higher rate tax jurisdictions to lower rate tax jurisdictions.

EARNINGS  FROM  CONTINUING  OPERATIONS

Earnings from continuing operations before the cumulative effect of accounting change increased 54% in 2003 versus 2002. On a currency adjusted basis, this increase was 43.4%. The year-over-year increase was the result of a higher gross profit margin and lower interest expense in 2003 than in 2002, coupled with an increase in other income of $6,965, resulting from the factors discussed above.

DISCONTINUED  OPERATIONS

On December 9, 2003, we divested our share in Eurocir, a printed circuit board manufacturer located in Europe, which represented significantly all of our electronics manufacturing segment. Accordingly, the sale was accounted for under Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS No. 144), as a discontinued operation. The operating results and cash flows from operations have therefore been segregated from the financial results of continuing operations in our consolidated statements of earnings and consolidated statements of cash flows for all periods presented.

The sales price of $5,000 consisted of $3,000 of consideration received upon closing and $2,000 of interest-bearing notes due in 2009. As of December 31, 2004, and 2003, $2,000 was included in other long-term assets related to these notes.

The amounts segregated from continuing operations in our consolidated statements of earnings consisted of the following:




                                                                  YEAR ENDED
                                                     DECEMBER 31, 2003    DECEMBER 31, 2002
                                                     -------------------  -------------------

Net sales . . . . . . . . . . . . . . . . . . . . .  $           78,747   $           80,485

Loss before income taxes and minority interest. . .  $             (940)  $          (33,674)
Income tax (expense) benefit. . . . . . . . . . . .                 (12)              11,666
Minority interest . . . . . . . . . . . . . . . . .                   -                 (120)
                                                     -------------------  -------------------
Loss from discontinued operations before
gain on sale. . . . . . . . . . . . . . . . . . . .                (952)             (22,128)
Gain on sale of discontinued operations, net of tax               6,544                    -
                                                     -------------------  -------------------
Discontinued operations, net of tax . . . . . . . .  $            5,592   $          (22,128)
                                                     ===================  ===================

Included in discontinued operations for the year ended December 31, 2003, was a pre-tax gain on disposal of discontinued operations of $5,630 with a tax benefit of $914 resulting in an after-tax gain of $6,544, recorded in the fourth quarter. Included in discontinued operations for the year ended December 31, 2002, was a pre-tax charge of $27,389 for goodwill impairment and $7,000 for other asset impairment recognized pursuant to the provisions of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (FAS No. 142), and Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS No. 144), respectively.

NET  EARNINGS

Net earnings increased significantly year-over-year. The loss from discontinued operations was significantly higher in 2002 versus 2003 due to asset impairments as discussed above in 2002 which increased the loss, versus a gain from the sale of these operations in 2003. Interest expense was lower due to lower debt balances. Also contributing to year-over-year increases in net earnings were improved gross margins and decreases in operating expenses and cost of sales due to cost-reduction initiatives such as plant closures and headcount reduction. Additionally, in 2003 we recognized a benefit from the cumulative effect of change in accounting principle related to outstanding options to purchase our own stock.

DILUTED  EARNINGS  PER  SHARE

In addition to the factors above, diluted earnings per share were positively impacted by the repurchase of over 2,200 shares of our stock during 2003 as described more fully in Footnote 11 to our Consolidated Financial Statements, "Common and Treasury Stock." This resulted in lower average shares outstanding in 2003 compared to 2002.

OTHER  COMPREHENSIVE  INCOME

Other comprehensive income increased by $61,445 for the year ended December 31, 2003 compared to the previous year. This increase is a result of the increase in net earnings described above, an increase in foreign currency translation adjustment recognized during the year and an increase in the amount of minimum pension liability recognized. We hold assets that are denominated in currencies that have been strengthening against the U.S. dollar over the last two years, primarily the Euro, British Pound Sterling and the Japanese Yen. The strengthening in 2003 was greater than the strengthening in 2002 which resulted in a larger amount of foreign currency translation being recognized this year. Changes in actuarial assumptions in 2002 caused a decrease in the minimum pension liability recognized in that year.


LIQUIDITY  AND  CAPITAL  RESOURCES

The table below summarizes our cash flows for the years ended December 31, 2004, and 2003:





                                            2004       2003   VARIANCE
                                         --------  ---------  ----------
Cash provided by (used in):
Continuing operations . . . . . . . . .  $85,277   $ 94,552   $  (9,275)
Discontinued operations . . . . . . . .        -     (3,135)      3,135
                                         --------  ---------  ----------
Total Operating Activities. . . . . . .   85,277     91,417      (6,140)
Investing Activities. . . . . . . . . .   (8,534)    (5,704)     (2,830)
Financing Activities. . . . . . . . . .   (4,017)   (57,972)     53,955
Effect of exchange rate changes on cash    3,809      1,534       2,275
                                         --------  ---------  ----------
Net change in cash. . . . . . . . . . .  $76,535   $ 29,275   $  47,260
                                         ========  =========  ==========

The majority of our liquidity is derived from cash produced from operations. Our cash flow provided by operating activities was $85,277 during 2004, which was a $6,140 decrease from cash provided in the previous year. Year-over-year changes in cash flow from operating activities were driven by the cash impact of discontinued operations and changes in tax assets and liabilities, inventories, and accounts receivable. In 2003, cash used in discontinued operations had the effect of decreasing net cash provided by operating activities by $3,135. Excluding the effect of discontinued operations, cash provided by operating activities decreased $9,275 or nearly 10%, year-over-year. Tax planning strategies in 2004 reduced the negative impacts of tax activities on cash flows in 2004 when compared to 2003. Inventories and accounts receivable increased during 2004 as a result of increased sales activity in the year in contrast to 2003, when proactive working capital measures had the effect of reducing inventories and other current accounts.

Cash used in investing activities increased $2,830 for the year ended December 31, 2004, when compared with the previous year. 2003 benefited from proceeds from the disposition of our Electronics Manufacturing segment, as described more fully in Footnote 16 to our Consolidated Financial Statements, "Discontinued Operations." In 2004, we earned higher proceeds from fixed asset dispositions due in large part to the sale of equipment formerly associated with our Electronics Manufacturing segment for approximately $1,700, as described further in Footnote 4 to our Consolidated Financial Statements, "Property, Plant and Equipment."

On May 7, 2003, we purchased 1,350,000 shares of our own stock from one of our shareholders for approximately $30,500. On September 22, 2003, we purchased all of the remaining shares owned by that shareholder for an additional $21,293. As a result, our net cash used in financing activities decreased significantly during the 2004 year compared with the prior year. Excluding the effects of these purchases, net cash used in financing activities decreased approximately $2,200 year-over-year. This change was driven by higher net debt repayments during 2003 compared with 2004.

We increased our quarterly dividend from $0.02 to $0.03 in the third quarter of 2003. The dividend was increased again in the first quarter of 2004 to $0.04, bringing our annual dividend to $0.16 per share from $0.10 per share in 2003. However, due to the timing of dividend funding, cash dividends paid during 2004 were consistent with those paid in 2003.

The Board of Directors from time to time authorizes the purchase of issued and outstanding shares of MacDermid, Inc.'s common stock. Such additional shares may be acquired through privately negotiated transactions or on the open market. Any future repurchases by us will depend on various factors, including the market price of the shares, our business and financial position and general economic and market conditions. Additional shares acquired pursuant to such authorizations will be held in our treasury and will be available for us to issue various corporate purposes without further shareholder action (except as required by applicable law or the rules of any securities exchange on which the shares are then listed). At December 31, 2004, the outstanding authorization to purchase approximately 798,280 shares would cost approximately $28,818. We believe that we have the financial flexibility to deliver shareholder value while meeting our contractual obligations. Future estimated contractual cash commitments for the years subsequent to December 31, 2004, are summarized in the following table:




                                         LESS THAN    2-3      4-5     AFTER 5
                                TOTAL     1 YEAR     YEARS    YEARS     YEARS
                                --------  -------  --------  -------  --------
Long-term debt . . . . . . . .  $301,632  $     -  $      -  $   132  $301,500
Semi-annual bond interest. . .   192,584   27,512    55,024   55,024    55,024
Capital leases . . . . . . . .       824      264       396       54       110
Operating leases . . . . . . .    21,651    6,838     7,082    3,493     4,238
Pension funding requirements .    33,500    5,500    14,000   14,000         -
Purchase obligations and other     1,943    1,943         -        -         -
                                --------  -------  --------  -------  --------
Total contractual cash
  commitments. . . . . . . . .  $552,134  $42,057  $ 76,502  $72,703  $360,872
                                ========  =======  ========  =======  ========

As of December 31, 2004, we had cash and cash equivalents of $137,829 and net working capital of $260,103. At December 31, 2003, we had cash and cash equivalents of $61,294 and net working capital of $179,692. Excluding our non-monetary items (prepaid expenses and deferred taxes) our working capital was $231,617 as of December 31, 2004, compared to $148,595 at December 31, 2003. We have a long-term credit arrangement, which consists of a combined revolving loan facility that permits borrowings, denominated in U.S. dollars and foreign currencies, of up to $50,000. There has been no balance outstanding or activity on this revolving loan facility for any of the periods presented. We have other uncommitted credit facilities which presently total approximately $42,400. The following table reflects our ability to fund both our required obligations and our shareholder growth initiatives for 2005, using our current financial resources:




Cash and cash equivalents as of December 31, 2004 . . . . .  $137,829
Other net current monetary assets and liabilities
    as of December 31, 2004                                    93,788
                                                             --------
                                                              231,617

Available borrowings under revolving loan facility. . . . .    50,000
Availability under other uncommitted credit facilities. . .    42,400
                                                             --------
    Total cash available and potentially available. . . . .   324,017

Contractual cash commitments due in next year . . . . . . .    42,057
Expected 2005 capital expenditures. . . . . . . . . . . . .    15,000
Expected 2005 dividend payments . . . . . . . . . . . . . .     7,264
                                                             --------
    Excess of cash available and potentially available over
         requirements . . . . . . . . . . . . . . . . . . .  $302,096
                                                             ========


Environmental  Issues:

The nature of the our operations, as manufacturers and distributors of specialty chemical products and systems, expose us to the risk of liability or claims with respect to environmental cleanup or other matters, including those in connection with the disposal of hazardous materials. As such, we are subject to extensive U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing discharges of pollutants into the air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated properties. We have incurred, and will continue to incur, significant costs and capital expenditures in complying with these laws and regulations. We could incur significant additional costs, including cleanup costs, fines and sanctions and third-party claims, as a result of violations of or liabilities under environmental laws. In order to ensure compliance with applicable environmental, health and safety laws and regulations, we maintain a disciplined environmental and occupational safety and health compliance program, which includes conducting regular internal and external audits at our plants to identify and categorize potential environmental exposure.

We are named as a potentially responsible party ("PRP") at two Superfund sites, Fike-Artel in Nitro, West Virginia and Solvent Recovery Service in Southington, Connecticut. There are many other PRPs involved at these sites. With respect to both of these sites, we have entered into cost sharing agreements with the applicable PRP groups and our allocated cost share with regard to each of these sites is deminimus at 0.2%. Our ongoing costs with respect to each site generally range from about $2-$4 thousand dollars per quarter. As a result of the deminimus nature of the costs no specific reserve has been established. We have also been contacted with requests for information with regard to two additional sites, Whitney Barrel in Massachusetts and the Lake Calumet Cluster site in Illinois. We have found no information connecting us or our subsidiaries to these sites and have not received a PRP notice regarding these two additional sites. As a result no reserve is deemed appropriate in this regard at this time. While the ultimate costs of such liabilities are difficult to predict, we do not expect that our costs associated with these sites will be material.

In addition, some of our facilities have an extended history of chemical processes or other industrial activities. Contaminants have been detected at some of these sites, with respect to which we are conducting environmental investigations and/or cleanup activities. These sites include certain sites acquired in the December 1998, acquisition of W. Canning plc, such as the Kearny, New Jersey and Waukegan, Illinois sites. We have established an environmental remediation reserve of $1,700, predominantly attributable to those Canning sites that we believe will require environmental remediation. With respect to those sites, we also believe that our Canning subsidiary is entitled under the Acquisition Agreement ("the acquisition agreement") to withhold a deferred purchase price payment of approximately $1,600. We estimate the range of cleanup costs at the Canning sites between $2,000 and $5,000 and have recorded a $3,300 accrual (comprised of the foregoing $1,700 reserve and the $1,600 deferred purchase price) related to these costs, representing management's best estimate of total costs within this range. Investigations into the extent of contamination, however, are ongoing with respect to these sites. To the extent our liabilities exceed the $1,600 deferred purchase price, we may be entitled to additional indemnification payments. Such recovery may be uncertain, however, and would likely involve significant litigation expense. We have instituted an arbitration to enforce the obligations of other parties to the acquisition agreement concerning the remediation of the Kearney, New Jersey and Waukegan, Illinois sites. The arbitration has been concluded with a confirmation, in our favor, that the former primary shareholders of the entity that operated the Kearney, New Jersey site are responsible for its remediation to applicable state standards and an order to establish a time line for completion of the remediation. We expect that the remediation will take several years. We are continuing to monitor the environmental condition at the Waukegan site. Significant remediation activities have already been concluded on the Waukegan site, however, it has not yet been determined whether additional remediation activities will be required. We are also in the process of characterizing contamination at our Huntingdon Avenue, Waterbury, Connecticut site which was closed in the quarter ended September 30, 2003. The extent of required remediation activities at the Huntingdon Avenue site has not yet been determined. We have recorded a reserve of $650 with regard to this remediation. We do not anticipate that we will be materially affected by environmental remediation costs, or any related claims, at any contaminated sites, including the Canning sites and the Huntingdon Avenue, Waterbury, Connecticut site. It is difficult, however, to predict the final costs and timing of costs of site remediation. Ultimate costs may vary from current estimates and reserves, and the discovery of additional contaminants at these or other sites or the imposition of additional cleanup obligations, or third-party claims relating thereto, could result in significant additional costs.

Legal  Proceedings:

From time to time there are various legal proceedings pending against us. We consider all such proceedings to be ordinary litigation incident to the nature of our business. Certain claims are covered by liability insurance. We believe that the resolution of these claims, to the extent not covered by insurance, will not individually or in the aggregate, have a material adverse effect on our financial position or results of operations. To the extent reasonably estimable, reserves have been established regarding pending legal proceedings.

FORWARD-LOOKING  STATEMENTS

This report and our other reports include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that is based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. The statements contained in this report that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties.

The words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions, have been used to identify forward-looking statements. These forward-looking statements are made based on management's expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause actual results to differ materially from those matters expressed in or implied by these forward-looking statements.

The following factors are among those that may cause actual results to differ materially from the forward-looking statements:

Risk  in  foreign  markets
Approximately 60% of our sales and gross profit in 2004 was contributed by our foreign-based subsidiaries. As such, we are highly subject to various risks inherent to conducting business outside of our country of domicile, including, but not limited to, the impact of social and economic instability in some of the countries in which we do business and impacts of governmental change or governmental instability in some regions in which our products are sold or produced. Most notably, we operate in challenging environments that are experiencing periods of rapid social and political change in countries such as China, Mexico, Brazil, and other Latin American and Asian countries. Likewise, because we do not hedge our foreign currency translation risks, our results of operations could be significantly impacted on a U.S. dollar basis from relative strengthening or weakening of the dollar against other currencies.

Acquisitions  and  dispositions
We have in the past and may in the future make strategic acquisitions or dispose of portions of our business. We do not receive any assurance with respect to these transactions that we will be successful in realizing our objectives, or that realization may not take longer than expected, or that there will not be unintended adverse consequences to the completion of these transactions.

Supply
We are subject to increases in raw materials prices and periodic limitations in the availability of materials needed to manufacture goods. These factors may disrupt our supply chain and may have an adverse effect on our financial results.

Technology
We rely on our patents and trademarks and the protection that these intellectual property rights provide to us for our financial stability and future growth. Successful defense of these rights is paramount to our future success. Likewise, our success in developing and implementing new technologies and other intellectual property will have a significant effect on our future financial results.

Products  and  Sales
We operate in a fast-paced industry that relies on new technologies and successful new product implementation for financial success and stability. We cannot be assured that we will have success in developing and introducing new products, nor can we be assured of their success in the marketplace. Likewise, we may experience a shift in our sales mix from more- to less-profitable products which we are not able to anticipate.

Environmental  and  Legal  Risk
The nature of our operations, as manufacturers and distributors of specialty chemical products and systems, expose us to the risk of liability or claims with respect to environmental cleanup or other matters, including those related to the disposal of hazardous materials. We have been named as a potentially responsible party at two Superfund sites in the United States and are currently subject to environmental investigations and/or cleanup activities at various other sites in the midwestern and eastern portions of the United States. These matters are more thoroughly described in our discussion of environmental and legal matters in the Footnotes to our Consolidated Financial Statements. While we do not expect that current litigation will have a material impact on our results of operations, ultimate costs of cleanup could vary significantly from our estimates. Likewise, we are not able to predict or anticipate other litigation or cleanup costs at contaminated sites not currently known to the company.

We are also subject to litigation in the normal course of business. The costs and other effects of pending litigation and administrative actions against us cannot be determined with certainty. While management does not believe that any current proceedings will have a material adverse effect on our business, there can be no assurance that the outcome of such proceedings will be as expected. Please refer to Footnote 14 in our Consolidated Financial Statements.

All forward-looking statements should be considered in light of these factors. We undertake no obligation to update forward-looking statements or risk factors to reflect new information, future events or otherwise.

CRITICAL  ACCOUNTING  ESTIMATES

In preparing our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America, management must make estimates and assumptions that effect reported amounts in our consolidated financial statements. Management uses their best judgment based on their understanding and analysis of the relevant circumstances to reach these decisions. These judgments, by nature, are subject to an inherent degree of uncertainty. Accordingly, actual results could differ significantly from the estimates applied. Management has reviewed our critical accounting estimates with our Audit Committee and our Board of Directors.

Our  critical  accounting  estimates  include  the  following:

Allowance for doubtful receivables: We maintain an allowance for estimated credit losses based upon our historical collections experience and any specific customer collection issues that we have identified through continuous monitoring of customer collections and payments. Historically, our provisions for such bad debts based on historical experience have adequately matched actual experience, however, there is no guarantee that we will continue to experience the same credit loss rates as in the past. Further, we are not able to predict future changes in the financial condition of our customers. If circumstances related to our customers deteriorate or if credit loss rates change considerably from past experience, our estimates of the recoverability of our trade receivables could be materially affected, we may be required to record additional allowances. During the years ended December 31, 2004, 2003 and 2002, we recorded an allowance for doubtful receivables of $3,562, $2,606 and $4,773, respectively in the selling, technical and administrative expense line on our Consolidated Statements of Income.

Reserve for obsolete inventories: We value inventory at lower of average cost or market and maintain a reserve for estimated inventory obsolescence, which is regularly reviewed by management. Our calculation of the reserve for obsolete inventories considers historical write-offs, customer demand, product evolution, usage rates and quantities of stock on hand. Based on this information, we reserve against obsolete and slow-moving inventory up to the inventory's net realizable value. Significant changes in any of the factors used to estimate this allowance could materially affect our allowance and may require us to record additional reserves, which are expensed through the cost of sales line in our consolidated statements of income. Historically, our reserve has been adequate to cover actual expense. During the years ended December 31, 2004, 2003 and 2002, we held reserves of $15,274, $16,179 and $16,292, respectively related to our inventories.

Goodwill and intangible assets: We evaluate the carrying value of our goodwill and indefinite-lived intangible assets annually, or more often if circumstances warrant, in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (FAS No. 142). Our evaluations require us to estimate future cash flows to be generated by our goodwill and indefinite-lived intangible assets in order to assess the recoverability of these assets. This process requires us to make significant judgments and assumptions about future business conditions, including future revenues and discount rates, based upon the best information available to us at the time of the assessment. Changes in any of the assumptions we use to perform our impairment testing could have a material effect on our assessment of the recoverability of these assets, and could thereby require us to write down these assets to our estimated net realizable value. If an asset is found to be impaired, the impairment would be recorded in the operating expense line on our consolidated statements of income. In 2002, we recorded a charge of $982 in general and administrative expense to write off goodwill in our ASF segment that was no longer supported by our discounted cash flow analysis. Also included in discontinued operations for 2002 were pre-tax charges of $27,389 for a goodwill impairment recognized pursuant to the provisions of FAS No. 142. We performed goodwill and intangible asset impairment testing during our fourth fiscal quarter of 2004 and determined that no balance was impaired. Based on our annual assessment, we do not expect that any impairments are forthcoming.

Joint ventures: We hold interests in various other entities which manufacture products similar or complimentary to our products. We generally apply the equity method of accounting to investments where we own 20% or more of the entity's equity and where we do not exercise significant influence. Our share of income from these joint ventures is recorded in the miscellaneous income (expense) line of the consolidated statements of income. Management regularly evaluates the recoverability of these investments. If there is significant doubt about our ability to recover our investment, we impair or reserve against the investment in miscellaneous income (expense) in our consolidated statements of income up to the asset's estimated realizable value. The value of the investments and impairments related to these ventures have historically been immaterial.

Income taxes: As of December 31, 2004, 2003 and 2002, we recorded deferred tax assets related to income tax loss carryforwards, investment credits and other items of $84,476, $101,782 and $93,938, respectively. These assets were offset by valuation allowances of $11,952, $17,246, and $14,103, respectively, thereby resulting in net deferred tax asset of $72,524, $84,536, $79,835 for each year. We determine our income tax valuation by considering multiple factors, including the tax jurisdiction, the carryforward period, and our income tax planning strategies. We record a valuation allowance when, based on available evidence, we conclude that it is more likely than not that a portion or all of a deferred tax asset will not be realized. This valuation allowance could change significantly if tax laws change in any of the jurisdictions where we do business or if any of our assumptions used in the calculation of the allowance change significantly. We cannot reasonably foresee any of these changes and base our valuations on best evidence at the time of the assessment.

Environmental and Other Legal Matters: The nature of our business exposes us to the risk of liability of claims with respect to environmental cleanup or other matters, including those in connection with the disposal of hazardous materials. As such, from time to time, we are subject to costs associated with the cleanup of various contaminated sites (See Footnote 14 to our Consolidated Financial Statements, "Contingencies, Environmental and Legal Matters"). Because there are often many parties that are held responsible for paying for cleanup, we must estimate our reserve based on the best information we have at the time of assessment. It is our policy to review environmental issues in light of both historical experience and current information and reserve accordingly. We are unable to predict what our actual costs will be for environmental cleanup with complete accuracy. Significant changes in third party cleanup estimates or departures from past experience could have a material impact on our reserves for environmental issues.

We are also subject to litigation in the ordinary course of business (see Footnote 14, Contingencies, Environmental and Legal Matters).

We reserve for legal and environmental contingencies when a liability for those contingencies has become probable and the cost is reasonably estimable, in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (FAS No. 5). Any significant litigation or significant change in our estimates of cleanup costs could materially affect our financial results and cause us to increase our provision for related costs. Any provision made for these costs are expensed to selling, technical and administrative expenses. Historically, our legal and environmental provisions have adequately matched actual expense.

Employee Benefit Plans: We sponsor a defined benefit pension plan and a retirement medical benefit plan for our domestic employees providing retirement benefits based upon years of service and compensation levels. We also sponsored a defined benefit pension plan for our United Kingdom-based employees employed at our Canning subsidiary that was frozen as of April 6, 1997, when the plan was converted from a defined benefit plan to a defined contribution plan. The projected benefit obligations and pension expenses from both of these plans is dependent upon various factors such as the discount rate, actual return on plan assets and the funding of the plan. Management can neither predict the future interest rate environment, which directly impacts the selection of future discount rates, nor predict future asset returns that the pension plan will experience. Changes in these assumptions will affect current year and future year pension expense and the projected benefit obligation. The plan discount rate assumption was changed to 6.0% in 2004 from 6.25% in 2003 and the rate of compensation increase assumption was changed to 4.5% in 2003 from 5.0% in 2002. The net effect of changing these assumptions resulted in an increase of approximately $1,600 in the projected benefit obligation and is expected to keep pension expense flat in 2005. Management estimates that a 100 basis point drop in the discount rate for the valuation at December 31, 2004, will increase the plan's projected benefit obligation by approximately $2,000 and increase the plan's pension expense by approximately $1,500. However, these increases could be offset by other factors such as favorable asset experience or additional cash contributions to the plan.


CONSOLIDATED  STATEMENTS  OF  EARNINGS  AND  OTHER  COMPREHENSIVE  INCOME
(IN  THOUSANDS,  EXCEPT  SHARE  AND  PER  SHARE  AMOUNTS)



                                                                             YEAR ENDED DECEMBER 31,
                                                                           2004          2003          2002
                                                       -------------------------  ------------  ------------
Net sales . . . . . . . . . . . . . . . . . . . . . .  $                660,785   $   619,886   $   611,490
Cost of sales . . . . . . . . . . . . . . . . . . . .                   347,544       329,271       337,012
                                                       -------------------------  ------------  ------------
Gross profit. . . . . . . . . . . . . . . . . . . . .                   313,241       290,615       274,478

Operating expenses:
Selling, technical and administrative . . . . . . . .                   185,915       171,510       171,143
Research and development. . . . . . . . . . . . . . .                    21,916        19,955        19,202
                                                       -------------------------  ------------  ------------
                                                                        207,831       191,465       190,345
                                                       -------------------------  ------------  ------------

Operating profit. . . . . . . . . . . . . . . . . . .                   105,410        99,150        84,133

Interest income . . . . . . . . . . . . . . . . . . .                     1,399           873           575
Interest expense. . . . . . . . . . . . . . . . . . .                   (31,014)      (31,051)      (34,458)
Miscellaneous income. . . . . . . . . . . . . . . . .                     3,483         4,314           616
Miscellaneous expense . . . . . . . . . . . . . . . .                    (1,541)            -        (3,267)
                                                       -------------------------  ------------  ------------
                                                                        (27,673)      (25,864)      (36,534)
                                                       -------------------------  ------------  ------------

Earnings from continuing operations
before income taxes and cumulative
effect of accounting change . . . . . . . . . . . . .                    77,737        73,286        47,599
Income tax expense. . . . . . . . . . . . . . . . . .                   (24,513)      (23,466)      (16,122)
                                                       -------------------------  ------------  ------------
Earnings from continuing operations before
cumulative effect of accounting change. . . . . . . .                    53,224        49,820        31,477
Discontinued operations, net of tax . . . . . . . . .                         -         5,592       (22,128)
Cumulative effect of accounting change, net
of tax. . . . . . . . . . . . . . . . . . . . . . . .                         -         1,014             -
                                                       -------------------------  ------------  ------------
Net earnings. . . . . . . . . . . . . . . . . . . . .  $                 53,224   $    56,426   $     9,349
                                                       =========================  ============  ============


Basic earnings per common share:
Continuing operations . . . . . . . . . . . . . . . .  $                   1.76   $      1.60   $      0.98
Discontinued operations . . . . . . . . . . . . . . .                         -          0.18         (0.69)
Cumulative effect of accounting change. . . . . . . .                         -          0.03             -
                                                       -------------------------  ------------  ------------
Net earnings per share. . . . . . . . . . . . . . . .  $                   1.76   $      1.81   $      0.29
                                                       =========================  ============  ============

Diluted earnings per common share:
Continuing operations . . . . . . . . . . . . . . . .  $                   1.72   $      1.59   $      0.98
Discontinued operations . . . . . . . . . . . . . . .                         -          0.18         (0.69)
Cumulative effect of accounting change. . . . . . . .                         -          0.03             -
                                                       -------------------------  ------------  ------------
Net earnings per share. . . . . . . . . . . . . . . .  $                   1.72   $      1.80   $      0.29
                                                       =========================  ============  ============

Weighted average number of common shares outstanding:
Basic . . . . . . . . . . . . . . . . . . . . . . . .                30,278,133    31,241,288    32,220,066
Diluted . . . . . . . . . . . . . . . . . . . . . . .                30,961,108    31,430,398    32,475,155


Other comprehensive income:
Net earnings. . . . . . . . . . . . . . . . . . . . .  $                 53,224   $    56,426   $     9,349
Foreign currency translation. . . . . . . . . . . . .                     9,424        18,466        10,977
Minimum pension liability, net of tax . . . . . . . .                       (59)         (305)       (7,460)
Mark-to-market of external investments. . . . . . . .                        52             -             -
Hedging activities, net of tax. . . . . . . . . . . .                         -             -           276
                                                       -------------------------  ------------  ------------
Comprehensive income. . . . . . . . . . . . . . . . .  $                 62,641   $    74,587   $    13,142
                                                       =========================  ============  ============

SEE  ACCOMPANYING  NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS




CONSOLIDATED  BALANCE  SHEETS
(IN  THOUSANDS,  EXCEPT  SHARE  AMOUNTS)



                                                                           AS OF DECEMBER 31,
                                                                               2004        2003
                                                                --------------------  ----------
ASSETS:
--------------------------

Current assets:
------------------
Cash and cash equivalents. . . . . . . . . . . . . . . . . . .  $           137,829   $  61,294
Accounts receivable, net of allowance for doubtful
receivables of $11,822 and $11,908, respectively . . . . . . .              142,455     137,149
Inventories, net . . . . . . . . . . . . . . . . . . . . . . .               80,445      75,775
Prepaid expenses . . . . . . . . . . . . . . . . . . . . . . .               10,183       8,137
Deferred income taxes. . . . . . . . . . . . . . . . . . . . .               18,303      22,960
                                                                --------------------  ----------
    Total current assets . . . . . . . . . . . . . . . . . . .              389,215     305,315

Property, plant and equipment, net of accumulated
depreciation of $189,167 and $172,741, respectively. . . . . .              110,463     113,642
Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . .              194,287     194,200
Intangibles, net of accumulated amortization of $11,933 and
$10,266, respectively. . . . . . . . . . . . . . . . . . . . .               28,434      30,061
Deferred income taxes. . . . . . . . . . . . . . . . . . . . .               34,675      31,759
Other assets, net. . . . . . . . . . . . . . . . . . . . . . .               16,645      22,258
                                                                --------------------  ----------
Total assets . . . . . . . . . . . . . . . . . . . . . . . . .  $           773,719   $ 697,235
                                                                ====================  ==========

LIABILITIES AND SHAREHOLDERS' EQUITY:

Current liabilities:
--------------------
Accounts payable . . . . . . . . . . . . . . . . . . . . . . .  $            54,732   $  53,153
Dividends payable. . . . . . . . . . . . . . . . . . . . . . .                1,212         908
Accrued compensation . . . . . . . . . . . . . . . . . . . . .               12,370      11,860
Accrued interest . . . . . . . . . . . . . . . . . . . . . . .               12,700      12,732
Accrued income taxes . . . . . . . . . . . . . . . . . . . . .                7,293       3,220
Short-term notes payable . . . . . . . . . . . . . . . . . . .                  489         940
Current installments of long-term obligations. . . . . . . . .                  264         558
Other current liabilities. . . . . . . . . . . . . . . . . . .               40,052      42,252
                                                                --------------------  ----------
    Total current liabilities. . . . . . . . . . . . . . . . .              129,112     125,623
                                                                --------------------  ----------

Long-term obligations. . . . . . . . . . . . . . . . . . . . .              301,077     301,203
Deferred income taxes. . . . . . . . . . . . . . . . . . . . .                9,267       6,232
Retirement benefits, less current portion. . . . . . . . . . .               26,588      20,679
Other long-term liabilities. . . . . . . . . . . . . . . . . .                3,644       4,486
                                                                --------------------  ----------
    Total liabilities. . . . . . . . . . . . . . . . . . . . .              469,688     458,223
                                                                --------------------  ----------

Shareholders' equity:
-----------------------
Common stock, authorized 75,000,000 shares, issued 46,838,700 at December 31, 2004, and 46,813,138 shares at December 31,
2003, at stated value of $1.00 per share . . . . . . . . . . .               46,839      46,813
Additional paid-in capital . . . . . . . . . . . . . . . . . .               33,053      25,884
Retained earnings. . . . . . . . . . . . . . . . . . . . . . .              327,080     278,705
Accumulated other comprehensive income . . . . . . . . . . . .               11,772       2,355
Less - cost of common shares held in treasury, 16,547,686 at
December 31, 2004, 16,548,604 at December 31, 2003.. . . . . .             (114,713)   (114,745)
                                                                --------------------  ----------
    Total shareholders' equity . . . . . . . . . . . . . . . .              304,031     239,012
                                                                --------------------  ----------
Total liabilities and shareholders' equity . . . . . . . . . .  $           773,719   $ 697,235
                                                                ====================  ==========

SEE  ACCOMPANYING  NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS




CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
(IN  THOUSANDS)



                                                               YEAR ENDED DECEMBER 31,
                                                                   2004       2003        2002
                                               -------------------------  ---------  ----------
Cash flows from operating activities:
Net earnings. . . . . . . . . . . . . . . . .  $                 53,224   $ 56,426   $   9,349
                                               -------------------------  ---------  ----------
Adjustments to reconcile net income to
net  income from continuing operations:
Earnings (loss) from discontinued operations,
net of  tax . . . . . . . . . . . . . . . . .                         -      5,592     (22,128)
                                               -------------------------  ---------  ----------
Income from continuing operations . . . . . .                    53,224     50,834      31,477
Adjustments to reconcile earnings from
continuing operations to net cash provided by
operating activities:
Depreciation. . . . . . . . . . . . . . . . .                    16,148     15,793      16,361
Amortization. . . . . . . . . . . . . . . . .                     3,009      3,301       6,222
Provision for bad debts . . . . . . . . . . .                     3,562      2,606       4,773
Deferred income taxes . . . . . . . . . . . .                     5,679     12,094       7,047
Stock compensation expense. . . . . . . . . .                     6,544      4,219       4,028
Impairment charges. . . . . . . . . . . . . .                         -          -         982
Changes in assets and liabilities:
(Increase) decrease in receivables. . . . . .                    (2,580)     3,450      23,607
(Increase) decrease in inventories. . . . . .                    (1,857)     8,059      29,313
(Increase) decrease in prepaid expenses . . .                    (1,720)    (2,283)      2,884
Increase (decrease) in accounts payable . . .                    (1,960)      (554)       (599)
Decrease in accrued expenses. . . . . . . . .                    (3,661)      (427)     (3,531)
Increase (decrease) in income tax liabilities                     3,843     (8,890)     (8,652)
Other . . . . . . . . . . . . . . . . . . . .                     5,046      6,350       3,400
                                               -------------------------  ---------  ----------
Cash provided by continuing operations. . . .                    85,277     94,552     117,312
Cash provided by discontinued operations. . .                         -     (3,135)      8,881
                                               -------------------------  ---------  ----------
   Net cash flows provided by operating
      activities. . . . . . . . . . . . . . .                    85,277     91,417     126,193
                                               -------------------------  ---------  ----------

Cash flows from investing activities:
Capital expenditures. . . . . . . . . . . . .                   (12,447)   (12,527)     (7,277)
Proceeds from disposition of fixed assets . .                     3,913      1,823       2,890
Dispositions of businesses. . . . . . . . . .                         -      5,000           -
                                               -------------------------  ---------  ----------
  Net cash flows used in investing activities                    (8,534)    (5,704)     (4,387)

Cash flows from financing activities:
Net repayments of short-term borrowings . . .                      (520)    (1,480)    (18,356)
Proceeds from long-term borrowings. . . . . .                        24      3,570      82,611
Repayments of long-term borrowings. . . . . .                      (537)    (5,367)   (168,276)
Proceeds from exercise of stock options . . .                       619        812         360
Issuance (acquisition) of treasury stock. . .                        32    (51,753)       (822)
Dividends paid. . . . . . . . . . . . . . . .                    (3,635)    (3,754)     (2,581)
                                               -------------------------  ---------  ----------
  Net cash flows used in financing activities                    (4,017)   (57,972)   (107,064)

Effect of exchange rate changes on cash
and cash equivalents. . . . . . . . . . . . .                     3,809      1,534         210
                                               -------------------------  ---------  ----------
Net increase in cash and cash equivalents . .                    76,535     29,275      14,952
Cash and cash equivalents at beginning of
   year.  . . . . . . . . . . . . . . . . . .                    61,294     32,019      17,067
                                               -------------------------  ---------  ----------
Cash and cash equivalents at end of year. . .  $                137,829   $ 61,294   $  32,019
                                               =========================  =========  ==========

Cash paid for interest. . . . . . . . . . . .  $                 30,014   $ 31,467   $  38,663
                                               =========================  =========  ==========
Cash paid for income taxes. . . . . . . . . .  $                 16,804   $ 17,785   $   9,829
                                               =========================  =========  ==========


SEE  ACCOMPANYING  NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS



CONSOLIDATED  STATEMENTS  OF  CHANGES  IN  SHAREHOLDERS'  EQUITY
(IN  THOUSANDS)


                                                                       Accumulated
                                             Additional                   Other                       Total
                                    Common     Paid-in    Retained    Comprehensive    Treasury    Shareholders'
                                     Stock     Capital    Earnings        Income         Stock         Equity
                                ------------  --------  ----------  ----------------  ----------  ---------------
Balance at December 31, 2001 .  $     46,410  $ 16,923   $ 218,619   $      (19,579)  $ (58,942)  $      203,431

Stock awards . . . . . . . . .            50       833           -                -           -              883
Exercise of stock options. . .           180       180           -                -           -              360
Stock compensation . . . . . .             -     3,145           -                -           -            3,145
Net earnings . . . . . . . . .             -         -       9,349                -           -            9,349
Dividends declared . . . . . .             -         -      (2,581)               -           -           (2,581)
Tax benefit adjustment . . . .             -       180           -                -           -              180
Currency translation . . . . .             -         -           -           10,977           -           10,977
Increase in minimum pension
liability, net of tax. . . . .             -         -           -           (7,460)          -           (7,460)
Hedging activities, net of tax             -         -           -              276           -              276
Shares acquired. . . . . . . .             -         -           -                -        (822)            (822)
                                ------------  --------  ----------  ----------------  ----------  ---------------
Balance at December 31, 2002 .        46,640    21,261     225,387          (15,786)    (59,764)         217,738

Stock awards . . . . . . . . .             5       109           -                -           -              114
Exercise of stock options. . .           168       644           -                -           -              812
Stock compensation . . . . . .             -     4,104           -                -           -            4,104
Net earnings . . . . . . . . .             -         -      56,426                -           -           56,426
Dividends declared . . . . . .             -         -      (3,108)               -           -           (3,108)
Tax benefit adjustment . . . .             -      (234)          -                -           -             (234)
Currency translation . . . . .             -         -           -           18,446           -           18,446
Increase in minimum pension
liability, net of tax. . . . .             -         -           -             (305)          -             (305)
Shares acquired. . . . . . . .             -         -           -                -     (54,981)         (54,981)
                                ------------  --------  ----------  ----------------  ----------  ---------------
Balance at December 31, 2003 .        46,813    25,884     278,705            2,355    (114,745)         239,012

Stock awards . . . . . . . . .             2        68           -                -           -               70
Exercise of stock options. . .            24       595           -                -           -              619
Stock compensation . . . . . .             -     6,474           -                -           -            6,474
Net earnings . . . . . . . . .             -         -      53,224                -           -           53,224
Dividends declared . . . . . .             -         -      (4,849)               -           -           (4,849)
Tax benefit adjustment . . . .             -        32           -                -           -               32
Currency translation . . . . .             -         -           -            9,424           -            9,424
Increase in minimum pension
liability, net of tax. . . . .             -         -           -              (59)          -              (59)
Shares released from treasury.             -         -           -                -          32               32
Other. . . . . . . . . . . . .             -         -           -               52           -               52
                                ------------  --------  ----------  ----------------  ----------  ---------------
Balance at December 31, 2004 .  $     46,839  $ 33,053   $ 327,080   $       11,772   $(114,713)  $      304,031
                                ============  ========  ==========  ================  ==========  ===============

SEE  ACCOMPANYING  NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS


NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(IN  THOUSANDS,  EXCEPT  SHARE  AND  PER  SHARE  AMOUNTS)

1.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Business Description MacDermid, Incorporated and its subsidiaries (collectively, "us" or "we") was established in Waterbury, Connecticut, in 1922. We develop, produce and market a broad line of specialty chemical products that are used worldwide. These products are supplied to the metal and plastic finishing markets (for automotive and other applications), the electronics industry (to create electrical patterns on circuit boards), the offshore oil and gas markets (for oil drilling and exploration) and to the commercial printing and packaging industries (for image transfer and offset printing applications).

Principles of Consolidation The accompanying consolidated financial statements include the accounts of the parent corporation and all of its majority-owned domestic and foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the prior periods of the consolidated financial statements and footnotes have been reclassified to conform to the current year presentation.

Use of Estimates The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents For the purpose of the consolidated statements of cash flows, we consider all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Credit Risk Management Approximately 42% of our products are sold to the printing industry and 25% of our products are sold to manufacturers of printed circuit boards. This level of concentration exposes us to certain collection risks which are subject to a variety of factors, including economic and technological change within these industries. As is common in our industry, we generally do not require collateral or other security as a condition of sale, rather relying on credit approval, balance limitation and monitoring procedures to control credit risk on our trade accounts receivable. We establish a reserve against possible uncollectible amounts based on historical experience and specific knowledge about our customers' ability to pay.

Inventories. Inventories are stated at the lower of average cost or market. Management regularly reviews inventories for obsolescence and calculates a proper reserve based on historical write-offs, customer demand, product evolution, usage rates and quantities of stock on hand. Inventory in excess of our estimated usage requirements is written down to its estimated net realizable value.

Property, Plant and Equipment and Other Long-Lived Assets Property, plant and equipment are stated at cost less accumulated depreciation. We record depreciation on a straight-line basis over the estimated useful life of each asset.

Estimated  useful  lives  by  asset  class  are  as  follows:
Furniture,  fixtures,  automobiles,  computers,  etc       3  to  5  years
Machinery,  equipment,  buildings,  building  improvements   5  to  30  years
Leasehold  improvements                lesser  of  useful  life  or  lease life

Maintenance and repair costs are charged directly to expense; renewals and betterments which significantly extend the useful life of the asset are capitalized. Costs and accumulated depreciation and amortization on assets fully depreciated, retired or disposed of are removed from the accounts and any resulting gains or losses are credited or charged to earnings accordingly.

We assess our long-lived assets for impairment whenever events or changes in circumstances indicate their carrying value may not be recoverable. In determining recoverability of an asset, we must determine the asset's fair value, which, if a stated market price is not available, may require us to make significant assumptions about the future cash generating ability of the asset. If we determine that an asset is impaired, we charge the difference between the asset's fair value and book value to expense in the period the impairment is identified.

Goodwill and Other Intangible Assets. We account for goodwill and other intangible assets under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS No. 142). Pursuant to FAS No. 142, we do not amortize goodwill and other intangible assets that have indefinite useful lives. Definite-lived intangible assets such as patents and various other intangible assets are amortized on a straight-line basis over their estimated useful lives, which are currently 15 years for patents and range between 5 and 30 years for other separately identifiable intangible assets. In accordance with FAS No. 142, we test all goodwill and other intangible assets with indefinite lives for impairment on an annual basis, or more often if circumstances warrant. See further discussion of testing and impairments at Footnote 5, Goodwill and Other Intangible Assets.

Employee Benefits. We sponsor a variety of employee benefit programs, most of which are non-contributory. The accounting policies we use to account for these plans are as follows:
Retirement. We provide a defined contribution 401K retirement plan for substantially all domestic employees. We also maintain two non-contributory defined benefit pension plans, one domestic and one foreign. The projected unit credit actuarial method is used for financial reporting purposes in accordance with Financial Accounting Standard No. 87, "Employers' Accounting for Pensions," (FAS No. 87). In addition, we contribute to an employee stock ownership plan, which provide retirement benefits based upon amounts credited to employee accounts within the plans. Our funding policy for qualified plans is consistent with federal or other local regulations and customarily equals the amount deducted for Federal and local income tax purposes. Foreign subsidiaries contribute to other plans, which may be administered privately or by government agencies in accordance with local regulations.
Post-retirement We currently accrue for post-retirement health care benefits for U.S. employees hired prior to April 1, 1997. The post-retirement health care plan is unfunded.
Post-employment We currently accrue for post-employment disability benefits to employees meeting specified service requirements. The post-employment benefits plan is unfunded.

Financial Instruments The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to the short-term maturity of these instruments. The fair value of long-term debt was $334,665, or approximately $34,280 higher than its carrying value. The fair value of long-term obligations for our interest rate swap (see Footnote 9, Long-term Obligations) was determined based on quoted market value from the bank holding the investment.

Foreign Operations. The assets and liabilities of our foreign subsidiaries are translated into U.S. dollars using foreign currency exchange rates prevailing as of the balance sheet date. Revenue and expense accounts are translated at weighted-average foreign currency exchange rates for the periods presented. Translation of the financial statements resulted in an increase in equity of $9,424 and $18,446 in 2004 and 2003, respectively, and are reported as a separate component of other comprehensive income in our Consolidated Statements of Changes in Stockholders' Equity. Foreign currency transactions included in the Consolidated Statements of Earnings resulted in a loss of $1,541 in 2004 and a gain of $39 and $576 in 2003 and 2002, respectively.

Revenue Recognition. We recognize revenue, including freight charged to customers, when products are shipped and the customer takes ownership and assumes the risk of loss, collection of the relevant receivable is probable, persuasive evidence that an arrangement exists and the sales price is fixed or determinable. Our shipping terms are customarily "FOB shipping point" and do not include right of inspection or acceptance provisions. Equipment sales arrangements may include right of inspection or acceptance provisions, in which case revenue is deferred until these provisions have been satisfied.

Expenses
Cost of Sales Cost of sales consists primarily of raw material costs and related purchasing and receiving costs used in the manufacturing process, direct, salary and wages and related fringe benefits, packaging costs, shipping and handling costs, plant overhead and other costs associated with the manufacture and distribution of our products.
Selling, technical and administrative expenses Selling, technical and administrative expenses consist primarily of personnel and travel costs, advertising and marketing expenses, product development expenses, administrative expenses associated with accounting, finance, legal, human resource, risk management and overhead associated with these functions.
Research  and  development  Research  and  development  is expensed as incurred.

Income Taxes. The provision for income taxes includes federal, foreign, state and local income taxes currently payable in the U.S. and abroad. Deferred income taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax basis of assets and liabilities. Deferred taxes are not provided on the undistributed earnings of subsidiaries operating outside the United States that will be permanently reinvested.

Stock-based Plans. We grant stock options to our Board of Directors and to our employees. We also grant stock awards to our Board of Directors. The stock awards are granted at fair market value and the related expense is recognized at the date of grant. The amount of expense recognized during the years ended December 31, 2004, 2003, and 2002 related to the stock awards was $70, $114 and $883, respectively. Effective April 1, 2001, we adopted the fair value expense recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS 123), prospectively, to all stock options granted, modified or settled after April 1, 2001. Accordingly, compensation expense is measured using the fair value at the date of grant for options granted after April 1, 2001. The resulting expense is amortized over the period in which the options are earned. During the years ended December 31, 2004, 2003, and 2002, we charged $6,474, $4,104 and $3,145, respectively, to expense related to stock options. Previously, and since April 1, 1996, we had adopted the disclosure requirements of SFAS 123 and continued to account for our stock options by applying the expense recognition provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25").
Had we used the fair value expense recognition method of accounting for all stock options granted under our plans between April 1, 1996, and April 1, 2001, net earnings and net earnings per common share for the years ended December 31, 2004, 2003, and 2002, would have been reduced to the following pro forma amounts:






                                                            YEARS ENDED DECEMBER 31,
                                                                    2004      2003      2002
                                               --------------------------  --------  --------
Net income available for common shareholders:
As reported . . . . . . . . . . . . . . . . .  $                  53,224   $56,426   $ 9,349
Add: stock based employee compensation
expense included in reported net income, net
of related tax effects. . . . . . . . . . . .                      4,385     2,868     2,663
Deduct: total stock based employee
compensation expense determined under fair
value based method for all awards, net of
related tax effects . . . . . . . . . . . . .                     (4,462)   (3,263)   (3,329)
                                               --------------------------  --------  --------
Pro forma net income. . . . . . . . . . . . .  $                  53,147   $56,031   $ 8,683
                                               ==========================  ========  ========

Net income per common share:
Basic
As reported . . . . . . . . . . . . . . . . .  $                    1.76   $  1.81   $  0.29
                                               ==========================  ========  ========
Pro forma . . . . . . . . . . . . . . . . . .  $                    1.76   $  1.79   $  0.27
                                               ==========================  ========  ========

Diluted
As reported . . . . . . . . . . . . . . . . .  $                    1.72   $  1.80   $  0.29
                                               ==========================  ========  ========
Pro forma . . . . . . . . . . . . . . . . . .  $                    1.72   $  1.78   $  0.27
                                               ==========================  ========  ========

Recent  Accounting  Standards

The Financial Accounting Standards Board (FASB) finalized Staff Position No. FAS 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FAS 106-1), in January 2004. FAS 106-1 permits the deferral of application of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, to the Medicare Prescription Drug Bill. We deferred application of FAS106-1 until the issuance of final guidance by the FASB.

In May 2004, the FASB issued Staff Position No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, (FAS 106-2). FAS 106-2 gives guidance on proper accounting and disclosure treatment for changes in company-sponsored single-employer defined benefit postretirement health care plans affected by the Medicare Prescription Drug Bill. FAS 106-2 is effective for the first interim or annual period beginning after June 15, 2004. We implemented FAS 106-2 during our third fiscal quarter of 2004, however because the U.S. Federal Government has not yet finalized legislation related to the exact calculation of a Federal subsidy for qualifying plans, we have not yet been able to assess the impact the adoption of this pronouncement will have on our current or future financial results.

The Financial Accounting Standards Board (FASB) finalized Staff Position No. FAS 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (FAS 109-1), and Staff Position No. FAS 109-2, Accounting and Disclosure for the Foreign Earnings Provision within the American Jobs Creation Act of 2004 (FAS 109-2), in December 2004. The American Jobs Creation Act of 2004 (the Act) provides for a temporary 85% dividends received deduction on certain foreign earnings repatriated during a one-year period. The deduction would result in a 5.25% Federal tax rate on qualifying earnings repatriated under the Act. We are not in a position to determine the impact of the Act on our income tax expense for 2005. See Footnote 8, "Income Taxes," for further discussion.

In November 2004, the FASB issued Statement No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4 (FAS 151). FAS 151 clarifies the accounting treatment of abnormal amounts of idle facility expense, freight, handling costs and spoilage such that these items be recognized as current-period charges regardless of whether they meet the criterion established in Accounting Research Bulletin (ARB) No. 43 Chapter 4. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted. We are assessing the impact that FAS 151 will have on our financial statements.

In December 2004, the FASB issued a revision (the revision) of FASB Statement No. 123, Accounting for Stock-Based Compensation, (FAS 123) which also supersedes APB Opinion No 25, Accounting for Stock Issued to Employees, and its related implementation guidance. The revision establishes standards for the accounting treatment of transactions in which an entity exchanges its equity instruments for goods or services, as well as certain transactions in which the entity may settle based on the fair value or exchange of the entity's equity instruments. In addition to providing additional guidance on how to measure and report fair value of these equity instruments, the pronouncement also gives guidance on option expense, related tax benefits, and cash flow treatment, among other things. The revision is effective for us as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. We are assessing the impact that the revision will have on our financial statements.


2.  EARNINGS  PER  SHARE

The following table reconciles basic weighted-average common shares outstanding to diluted weighted-average common shares outstanding and shows the calculation for basic and diluted earnings per share:





                                                                YEAR ENDED DECEMBER 31,
                                                                 2004         2003         2002
                                             ------------------------  -----------  ------------

Earnings from continuing operations before
cumulative effect of accounting change. . .  $                 53,224  $    49,820  $    31,477
Discontinued operations, net of tax . . . .                         -        5,592      (22,128)
Cumulative effect of accounting change, net
of tax. . . . . . . . . . . . . . . . . . .                         -        1,014            -
                                             ------------------------  -----------  ------------
Net income. . . . . . . . . . . . . . . . .  $                 53,224  $    56,426  $     9,349
                                             ========================  ===========  ============



Basic shares outstanding. . . . . . . . . .                30,278,133   31,241,288   32,220,066
Dilutive effect of stock options. . . . . .                   682,975      189,110      255,089
                                             ------------------------  -----------  ------------
Diluted shares outstanding. . . . . . . . .                30,961,108   31,430,398   32,475,155
                                             ========================  ===========  ============

Basic earnings per common share:
Continuing operations . . . . . . . . . . .  $                   1.76  $      1.60  $      0.98
Discontinued operations . . . . . . . . . .                         -         0.18        (0.69)
Cumulative effect of accounting change. . .                         -         0.03            -
                                             ------------------------  -----------  ------------
Net earnings per share. . . . . . . . . . .  $                   1.76  $      1.81  $      0.29
                                             ========================  ===========  ============

Diluted earnings per common share:
Continuing operations . . . . . . . . . . .  $                   1.72  $      1.59  $      0.98
Discontinued operations . . . . . . . . . .                         -         0.18        (0.69)
Cumulative effect of accounting change. . .                         -         0.03            -
                                             ------------------------  -----------  ------------
Net earnings per share. . . . . . . . . . .  $                   1.72  $      1.80  $      0.29
                                             ========================  ===========  ============

Anti-dilutive securities. . . . . . . . . .                 1,919,950    1,521,710    1,162,300

The dilutive effects of stock options were determined by applying the treasury stock method, assuming we were to purchase common shares with the proceeds from stock option exercises. Anti-dilutive securities were not included in our calculation because the stock options' exercise prices were greater than the average market price of the common shares during the periods presented.


3.  INVENTORIES

The major components of inventory as of December 31, 2004, and 2003 were as follows:





                                  AS OF DECEMBER 31,
                                           2004     2003
                            -------------------  -------

Finished goods . . . . . .  $            43,802  $37,396
Raw materials and supplies               29,563   30,062
Equipment. . . . . . . . .                7,080    8,317
                            -------------------  -------
Total net inventories. . .  $            80,445  $75,775
                            ===================  =======




4.  PROPERTY,  PLANT  AND  EQUIPMENT

The major components of property, plant and equipment as of December 31, 2004, and 2003 were as follows:





                                                     AS OF DECEMBER 31,
                                                         2004        2003
                                          --------------------  ----------

Land and improvements. . . . . . . . . .  $            11,256   $  10,990
Buildings and improvements . . . . . . .              106,292     102,069
Machinery, equipment, and fixtures . . .              182,082     173,324
                                          --------------------  ----------
Total property, gross of depreciation. .              299,630     286,383
Less accumulated depreciation. . . . . .             (189,167)   (172,741)
                                          --------------------  ----------
Total property, plant and equipment, net  $           110,463   $ 113,642
                                          ====================  ==========



We retained a building and equipment with a net book value of $2,500 that was associated with our Electronics Manufacturing segment that was discontinued in 2003 (see Footnote 16, "Discontinued Operations). These items were not classified as held for sale as of December 31, 2003. The equipment retained had a net book value of $1,500 and was sold in 2004 for $1,700


5.  GOODWILL  AND  OTHER  INTANGIBLE  ASSETS

Acquired  intangible  assets  as of December 31, 2004, and 2003, are as follows:




                                                         As of
                              December 31, 2004                     December 31, 2003
            ------------------------------------------------------------------------------------------
              Gross Carrying        Accumulated        Net    Gross Carrying    Accumulated      Net
                   Amount          Amortization      Amount         Amount      Amortization    Amount
            ------------------  -------------------  -------  ---------------  --------------  -------
Patents. .  $           17,566  $           (8,087)  $ 9,479  $        17,566  $      (6,851)  $10,715
Trademarks              20,135              (2,115)   18,020           20,133         (1,951)   18,182
Others . .               2,666              (1,731)      935            2,628         (1,464)    1,164
            ------------------  -------------------  -------  ---------------  --------------  -------
   Total .  $           40,367  $          (11,933)  $28,434  $        40,327  $     (10,266)  $30,061
            ==================  ===================  =======  ===============  ==============  =======


Included in the table above is the net carrying amount of $16,233 at December 31, 2004, and December 31, 2003, for trademarks which are not being amortized due to the indefinite life associated with these assets. Amortization expense related to amortization of intangible assets for the years ended December 31, 2004, 2003, and 2002, was $1,752, $2,093 and $2,454, respectively.

Amortization expense for intangible assets is expected to approximate $1,700 for each of the next five years.

The goodwill carrying amount for the Advanced Surface Finishing segment was $122,157 and $122,070 as of December 31, 2004, and 2003, respectively. The goodwill carrying amount for the Printing Solutions segment was $72,130 as of December 31, 2004, and 2003.

Statement  of  Financial  Accounting  Standards  No.  142,  Goodwill  and  Other
Intangible Assets (FAS No. 142), stipulates that we are required to perform goodwill and other intangible asset impairment tests on at least an annual basis and more frequently in certain circumstances. We performed our annual impairment testing for 2004 during our fourth fiscal quarter and determined that no goodwill or other intangible assets were impaired. In 2002, we included a charge of $27,389 in our discontinued operations during the last quarter of 2002 related to impaired goodwill in our ASF segment because our impairment testing under FAS No. 142 revealed the goodwill was impaired as a result of the increasingly deteriorating printed circuit board markets in Europe and North America. We also wrote off $982 in our ASF segment because it was determined that the net book value was no longer supported by our discounted cash flow analysis.


6.  STOCK  COMPENSATION  PLANS

We provide stock compensation to certain of our employees and members of our Board of Directors through an equity incentive plan and through four different stock option plans. These plans have different terms and features as described below

Equity  Incentive  Plan

In 1996, we adopted a non-qualified equity incentive plan, approved by the shareholders in July 1995. The plan provides for the issuance of up to 900,000 shares. Certain employees and members of our Board of Directors have been granted a total of 624,610 restricted shares, having market prices of between $4.75 and $38.31 on the dates of grant. There have been 93,520 shares forfeited under this plan leaving 368,910 shares available for future issuance. All shares of restricted stock issued under this plan must be held and cannot be sold or transferred, except to us for a period of four years from the date of the award. We recognize compensation expense for shares issued under this plan equal to the market value of the shares on the date of grant. Compensation expense relating to this plan was $70, $114 and $883 for the years ended December 31, 2004, 2003 and 2002, respectively

Stock  Option  Plans

In 1993, we adopted a non-qualified stock option plan, approved by shareholders in July 1992 (the 1992 plan). The plan provides for the issuance of up to 2,700,000 shares. We have granted options totaling 2,874,065 shares of which 328,500 share have been forfeited, leaving 154,435 options available for future issuance under this plan. Options granted under the 1992 plan are generally exercisable after a four year vesting period at a fixed price that can be as low as two-thirds of the market price at the grant date. The options are exercisable into restricted shares of common stock, which cannot be sold or transferred, except back to us at cost, during the four-year period commencing with the exercise date. There are 12,065 options outstanding for this plan as of December 31, 2004 at an exercise price of $32.75 per share. No compensation expense was recognized for this plan during the years ended December 31, 2004, 2003, and 2002. During 2004 an employee allowed 135,000 shares in this plan to expire unexercised. These shares may be re-instated pending shareholder approval in 2005. If shareholder approval is not received these shares will be forfeited.

We adopted a non-qualified stock option plan, approved by shareholders in July 1999 (the 1999 plan). The plan provides for the issuance of up to 1,500,000 shares. We have granted options totaling 1,006,650 shares of which 166,050 have been forfeited, leaving 659,400 options available for future issuance under this plan. Options granted under the 1999 plan generally are exercisable during a ten-year period beginning with the grant date, at a fixed price equal to a one-third-premium over market price at the date of grant. The options are exercisable into unrestricted shares of common stock, except as otherwise provided, under the terms of the plan, at the time of grant. There are 829,600 options outstanding for this plan as of December 31, 2004 at exercise prices ranging from $30.33 to $55.50 per share. No compensation expense was recognized for this plan during the years ended December 31, 2004, 2003, and 2002.

We adopted a non-qualified key executive stock option plan, approved by shareholders in July 2001 (the 2001 executive plan). The plan, as amended by our shareholders in 2004, provides for the issuance of up to 5,000,000 shares. We have granted options totaling 3,046,494 of which 497,000 have been forfeited, leaving 2,450,506 options available for future issuance under this plan. Options granted under the 2001 executive plan generally are exercisable during a six-year period beginning at the vesting date, which is four years after the grant date. The options are exercisable into unrestricted shares of common stock, except as otherwise provided at the time of grant. The option price is variable either up or down, based upon the market price at date of grant, adjusted for our stock price performance in comparison to the Standard and Poors Specialty Chemicals Index during the six years following the date of grant. The options initially had exercise prices ranging from $16.75 to $38.65 per share, the exercise prices of these options as of December 31, 2004 now range from $22.07 to $45.05 per share based on our stock price performance. The number of options exercisable is also variable either up or down based upon a multiple determined by our cumulative percentage of owner earnings growth, defined as cash flow from operations less net capital expenditures, and in some cases earnings per share growth during the four year vesting period, based on targets set at the time of grant. The multiple can range from 50% to 200% of the original shares issued. We recognize compensation expense on the number of shares that we expect to issue based on our historical progress and our future expectations of meeting the targets established at the time of grant. There are 2,507,494 shares outstanding for this plan which we have adjusted to 3,238,465 shares as of December 31, 2004 for purposes of recognizing compensation expense. Compensation expense of $5,929, $3,601 and $2,555 was recognized for this plan for the years ended December 31, 2004, 2003 and 2002 respectively.

Also, in 2001, we adopted a non-qualified all employee stock option plan, approved by shareholders in July 2001 (the 2001 employee plan). The plan provides for the issuance of up to 1,000,000 shares. Certain employees have been granted options totaling 674,375 of which 290,825 option have been forfeited, leaving 616,450 options available for future issuance. Options granted under the 2001 employee plan generally are exercisable during a six-year period beginning at the vesting date, which is four years after the grant date, at a fixed price equal to the market price at the date of grant. The options are exercisable into unrestricted shares of common stock, except as otherwise provided at the time of grant. As of December 31, 2004 there were 379,800 options outstanding under this plan at exercise prices ranging from $16.75 to $38.65 per share. Compensation expense of $545, $503 and $590 was recognized for this plan for the years ended December 31, 2004, 2003 and 2002 respectively.

The activity in our fixed price stock option plans (the 1992 plan, 1999 plan and the 2001 all employee plan) is summarized in the following table for the years ended December 31, 2004, 2003 and 2002:




FIXED OPTION PLANS:
                                                                          OPTIONS EXERCISABLE AT YEAR-END
                                                                          -------------------------------
                                                             WEIGHTED-                      WEIGHTED-
                                      OUTSTANDING             AVERAGE                        AVERAGE
                                        OPTIONS             EXERCISE PRICE     SHARES      EXERCISE PRICE
                         --------------------------------  ---------------  ----------  -----------------

As of December 31, 2001                        2,025,965   $         26.39   1,468,715  $         30.05
Granted in 2002                                   30,250   $         20.02
Exercised in 2002                               (180,000)  $          2.00
Forfeited in 2002 . . .                         (161,450)  $         16.75
                         --------------------------------  ---------------
As of December 31, 2002                        1,714,765   $         29.75   1,288,715  $         33.97
Granted in 2003 . . . .                           50,100   $         23.79
Exercised in 2003 . . .                         (135,500)  $          1.94
Forfeited in 2003 . . .                          (92,375)  $         18.01
                         --------------------------------  ---------------
As of December 31, 2003                        1,536,990   $         32.71   1,153,715  $         37.72
Granted in 2004 . . . .                           36,775   $         32.33
Exercised in 2004 . . .                          (14,250)  $         27.23
Forfeited in 2004 . . .                         (203,050)  $         42.50
Allowed to expire . . .                         (135,000)  $          1.79
                         --------------------------------  ---------------
As of December 31, 2004                        1,221,465   $         34.56     841,665  $         41.74
                         ================================  ===============



The following table summarizes information about fixed stock options outstanding at December 31, 2004.






                                          WEIGHTED-AVERAGE
                                             REMAINING        WEIGHTED-
                                          CONTRACTUAL LIFE     AVERAGE
RANGE OF EXERCISE PRICES.       SHARES        (YEARS)      EXERCISE PRICE
-------------------------  ----------------  -----------  ---------------
16.75 - $21.81 . . . . .           338,875          6.6  $          17.13
28.26 - $38.65 . . . . .           258,690          5.8  $          30.56
45.00 - $55.50 . . . . .           623,900          4.3  $          45.67
                           ----------------  -----------  ---------------
                                  1,221,465         5.3  $          34.56
                           ================  ===========  ===============



The activity in our indexed price stock option plan (2001 executive plan) is summarized in the following table for the years ended December 31, 2004, 2003 and 2002:





INDEXED OPTION PLANS:
                                                                          OPTIONS EXERCISABLE AT YEAR-END
                                                                          -------------------------------
                                                               WEIGHTED-                 WEIGHTED-
                                    OUTSTANDING                 AVERAGE                  AVERAGE
                                       OPTIONS               EXERCISE PRICE   SHARES   EXERCISE PRICE
                         ---------------------------------  ---------------  --------  --------------
As of December 31, 2001                           670,500   $         16.75        -               -
Granted . . . . . . . .                           977,869   $         19.54
Exercised . . . . . . .                                 -   $             -
Forfeited . . . . . . .                          (200,000)  $         17.66
                         ---------------------------------  ---------------
As of December 31, 2002                         1,448,369   $         18.51        -               -
Granted . . . . . . . .                           893,125   $         22.96
Exercised . . . . . . .                           (32,500)  $         17.57
Forfeited . . . . . . .                          (119,500)  $         18.58
                         ---------------------------------  ---------------
As of December 31, 2003                         2,189,494   $         20.33        -               -
Granted . . . . . . . .                           505,000   $         38.65
Exercised . . . . . . .                            (9,500)  $         21.17
Forfeited . . . . . . .                          (177,500)  $         24.50
                         ---------------------------------  ---------------
As of December 31, 2004  $                      2,507,494   $         23.72        -               -
                         =================================  ================


The following table summarizes information about indexed stock options outstanding at December 31, 2004.





                                         WEIGHTED-AVERAGE
                                             REMAINING       WEIGHTED-
                                         CONTRACTUAL LIFE     AVERAGE
RANGE OF EXERCISE PRICES.    SHARES           (YEARS)     EXERCISE PRICE
                        ------------------  -----------  ---------------
16.75 - $22.51 . . . . .         2,002,494          7.3  $         20.04
28.49 - $38.65 . . . . .           505,000          9.1  $         38.31
                        ------------------  -----------  ---------------
                                 2,507,494          7.7  $         23.72
                        ==================  ===========  ===============



Application of the fair value expense recognition method of accounting for options resulted in expense included in the results of operations of $6,474, $4,104, and $3,145, as of December 31, 2004, 2003 and 2002 respectively. The following table summarizes the weighted-average grant-date fair value of options granted during the years ended December 31, 2004, 2003 and 2002. The fair-values were determined by utilizing the Black-Scholes option-pricing model using the key assumptions listed below:




                                       2004                 2003                  2002
                              --------------------  -------------------  ---------------------
                               INDEXED      FIXED   INDEXED     FIXED     INDEXED      FIXED
----------------------------  ---------  ---------  --------  ---------  ---------  ----------
Weighted-average fair value.  $  10.46   $  16.28   $   7.63   $  13.28   $   8.61   $  11.28
Risk-free interest rate. . .      1.60%      3.85%      2.03%      2.94%      1.84%      4.24%
Expected option life (years)   6 years    6 years    6 years    6 years    6 years    6 years
Expected volatility. . . . .      24.6%        50%      34.6%      60.0%      39.1%      53.0%
Dividend yield . . . . . . .      0.30%      0.51%      0.37%      0.39%      0.38%      0.38%



7.  PENSION,  POST-RETIREMENT  AND  POST-EMPLOYMENT  PLANS

We have a defined benefit pension plan, defined contribution profit sharing plan and an employee stock ownership plan. These plans are available to substantially all of our domestic employees. Aggregate amounts charged to earnings for these plans for the years ended December 31, 2004, 2003, and 2002 were $5,132, $5,222 and $5,709, respectively. As of January 1, 2005, we changed our defined contribution profit sharing and employee stock ownership plans to eliminate profit sharing contributions and remove age restrictions imposed on MacDermid, Inc. stock held for investment purposes in the plan.

Domestic  pension

We sponsor a domestic pension plan that is available to substantially all of our domestic employees that provides retirement benefits based upon years of service and compensation levels. We also sponsor a Supplemental Executive Retirement
Plan (SERP) for certain domestic executive officers. The SERP is a non-qualified plan and entitles executive officers to the difference between the benefits actually paid to them under the Pension Plan and the benefits which they would have received under the Pension Plan were it not for certain restrictions imposed under the IRS Code relating to the amount of benefits payable under the Pension Plan. Covered compensation under the SERP includes an employee's annual salary and bonus.

At December 31, 2004, the accumulated benefit obligation was $52,770. The measurement date used each year to determine pension and other postretirement benefits is September 30, at which time the minimum contribution level for the following year is determined. The estimated future benefit payments are presently expected to approximate $2,000 - $2,500 per year for each of the next five years and $18,279 in the aggregate for the five years after that. We expect to contribute pension funding requirements of $1,700 in 2005 and approximately $2,000 each of the four years thereafter. The plans' assets consist primarily of bonds, guaranteed investment contracts and listed stocks, including 393,255 shares of our common stock having a market value of $14,197 at December 31, 2004, and $13,465 at December 31, 2003. The weighted-average asset allocation of our pension benefit plan was 28% debt securities, 69% equity securities, and 3% cash at December 31, 2004. The Board of Directors has appointed an investment committee that meets at least four times per year in order to assess risk factors, rates of return, and asset allocation limitations as prescribed by the committee's investment policy statement. In addition, an annual review is conducted in order to ensure that proper funding levels are maintained for the plan and that the plan can meet its long-term retirement obligations. Return on asset (ROA) assumptions are determined annually based on a review of the asset mix as well as individual ROA performances, benchmarked against indexes such as the S&P 500 index and Russell 2000 index.

As of January 1, 2005, we amended our defined benefit pension plan and SERP to reflect a retirement age of 65 years old from 60 years old. This change will have an effect on the accumulated benefit obligation going forward.

Foreign  pension

We also have a retirement and death benefit plan, covering employees located in the United Kingdom. As of April 6, 1997, this plan was converted from a defined benefit to a defined contribution basis for pensionable service after that date. The obligation has been recognized for past service benefits, which continue on the defined benefit basis.

At December 31, 2004, the accumulated benefit obligation was $67,067. The measurement date used each year to determine pension and other postretirement benefits is September 30, at which time the minimum contribution level for the following year is determined. The estimated future benefit payments are presently expected to approximate $2,300 - $2,600 per year for each of the next five years and $14,200 in the aggregate for the five years after that. We expect to contribute pension funding requirements of $3,800 in 2005 and approximately $5,000 each of the four years thereafter. The plans' assets consist primarily of bonds, guaranteed investment contracts and listed stocks. The weighted-average asset allocation of our pension benefit plan was 34% debt securities and 66% equity securities. An independent trustee committee appointed by both management and the employees in the plan meet in order to assess risk factors, rates of return, and asset allocation limitations as prescribed by the committee's investment policy statement. In addition, an annual review is conducted in order to ensure that proper funding levels are maintained for the plan and that the plan can meet its long-term retirement obligations.

Our other foreign subsidiaries maintain benefit plans that are consistent with statutory practices that are not significant individually or in the aggregate.

Post-retirement  benefits

We sponsor a defined benefit postretirement medical and dental plan that covers all of our domestic full-time employees hired prior to April 1, 1997, who retire after age 55 with at least 10-20 years of service (depending on the date of hire). Eligible employees receive a subsidy from us towards the purchase of their retiree medical benefits. This subsidy level is based on the date of retirement from MacDermid, Inc. All domestic employees who retired prior to March 31, 1989 received a medical subsidy of $2,625 during calendar year 2004. Those retiring from MacDermid, Inc. after April 1, 1989 received a medical subsidy of $1,868 during calendar year 2004. The annual increase in our costs for post-retirement medical is subject to a cap of 5% for those retiring prior to March 31, 1989 and 3% for those retiring after April 1, 1989. Retirees will be required to contribute the plan cost in excess of the cap in addition to other required contributions.

The projected benefit obligation for the post-retirement plan at December 31, 2004, was comprised of 64% retirees,12% fully eligible active participants, and 24% other active participants. The annual increase in cost is 3% and 5% for post-retirement medical benefits, based on the date of retirement, since our contributions are at a defined cap. The medical cost rate assumption has no effect on the amounts reported due to the cap on contributions paid by MacDermid, Inc. There is no assumed rate increase for dental benefits since it is a scheduled plan.

Post-employment  benefits

We sponsor a defined benefit post-employment compensation continuation plan that covers all of our full time domestic employees. Employees who have completed at least six months of service, become permanently disabled and are unable to return to work are eligible to receive a benefit under the plan. The benefit may range from one week to a maximum of six months of compensation. The estimated ongoing after-tax annual cost is not material

The following table sets forth the components of the pension and post-retirement benefit plans with respect to the consolidated balance sheets at December 31, 2004, and 2003. Our 2003 domestic pension disclosure has been adjusted to include our SERP plan in order to conform to current year presentation.:


                                                        Pension  Benefits              Postretirement Benefits
                                          --------------------------------------------  ----------------------
                                                 2004                    2003              2004        2003
                                          ---------------------  ---------------------  ----------  ----------
                                           DOMESTIC    FOREIGN    DOMESTIC    FOREIGN    DOMESTIC    DOMESTIC
                                          ----------  ---------  ----------  ---------  ----------  ----------
RECONCILIATION OF PROJECTED BENEFIT
    OBLIGATION:
Projected benefit obligation at
beginning of year. . . . . . . . . . . .  $  61,050   $ 54,811   $  51,506   $ 48,331   $   6,927   $   6,894
Service cost . . . . . . . . . . . . . .      3,857        541       3,682        568         128         116
Interest cost on projected benefit
obligation . . . . . . . . . . . . . . .      3,755      2,895       3,417      2,702         421         405
Plan participant contributions . . . . .          -        349           -        300         202           -
Plan amendments. . . . . . . . . . . . .       (611)         -           -          -           -        (702)
Actuarial (gain)/loss excluding
assumption change. . . . . . . . . . . .       (958)     6,686       1,391        480        (531)         87
Actuarial (gain)/loss due to
assumption change. . . . . . . . . . . .      1,636          -       2,957          -        (171)        392
Benefits paid. . . . . . . . . . . . . .     (1,968)    (2,285)     (1,903)    (2,841)       (585)       (265)
Translation difference . . . . . . . . .          -      4,070           -      5,271           -           -
                                          ----------  ---------  ----------  ---------  ----------  ----------
Projected benefit obligation at end of
    year . . . . . . . . . . . . . . . .  $  66,761   $ 67,067   $  61,050   $ 54,811   $   6,391   $   6,927
                                          ----------  ---------  ----------  ---------  ----------  ----------

RECONCILIATION OF FAIR VALUE OF PLAN
    ASSETS:
Fair value of plan assets at beginning
of year. . . . . . . . . . . . . . . . .  $  43,101   $ 44,880   $  36,093   $ 37,778   $       -   $       -
Actual return on plan assets, net of
expenses . . . . . . . . . . . . . . . .      2,358      3,785       4,762      4,368           -           -
Employer contribution. . . . . . . . . .      3,383      1,608       4,149      1,155         383         265
Plan participant contribution. . . . . .          -        349           -        300         202           -
Benefits paid. . . . . . . . . . . . . .     (1,968)    (2,285)     (1,903)    (2,841)       (585)       (265)
Translation difference . . . . . . . . .          -      3,332           -      4,120           -           -
                                          ----------  ---------  ----------  ---------  ----------  ----------
Fair value of plan assets at end of year  $  46,874   $ 51,669   $  43,101   $ 44,880   $       -   $       -
                                          ----------  ---------  ----------  ---------  ----------  ----------

FUNDED STATUS:
Funded status. . . . . . . . . . . . . .  $ (19,887)  $(15,398)  $ (17,949)  $ (9,931)  $  (6,391)  $  (6,927)
Unrecognized net actuarial loss. . . . .     12,067     15,398      10,638     15,312       1,142       2,097
Contributions after measurement date . .      1,000          -         692          -          96           -
Unamortized prior service cost . . . . .       (457)         -         181          -         156         173
Plan amendments. . . . . . . . . . . . .          -          -           -          -           -           -
                                          ----------  ---------  ----------  ---------  ----------  ----------
Net amount recognized. . . . . . . . . .  $  (7,277)  $      -   $  (6,438)  $  5,381   $  (4,997)  $  (4,657)
                                          ----------  ---------  ----------  ---------  ----------  ----------

AMOUNTS RECOGNIZED IN THE
CONSOLIDATED BALANCE SHEETS:
Accrued benefit liability. . . . . . . .  $  (7,277)  $(15,398)  $  (6,438)  $ (9,931)  $  (4,997)  $  (4,657)
Accumulated other comprehensive
    income . . . . . . . . . . . . . . .          -     15,398           -     15,312           -           -
                                          ----------  ---------  ----------  ---------  ----------  ----------
Net amount recognized. . . . . . . . . .  $  (7,277)  $      -   $  (6,438)  $  5,381   $  (4,997)  $  (4,657)
                                          ==========  =========  ==========  =========  ==========  ==========


WEIGHTED AVERAGE ASSUMPTIONS:
Discount rate. . . . . . . . . . . . . .        6.0%       5.6%       6.25%       5.5%       6.00%       6.25%
Rate of compensation increase. . . . . .        4.5%       3.0%        4.5%       4.5%          -           -
Long-term rate of return on assets . . .        8.0%       7.5%        8.0%       8.0%          -           -



The components of net periodic benefit cost of the pension and postretirement benefit plans with respect to the consolidated statements of earnings for the year ended December 31, 2004, 2003, and 2002 were as follows:




PENSION BENEFITS:
                                              YEAR ENDED             YEAR ENDED          YEAR ENDED
                                          DECEMBER 31, 2004      DECEMBER 31, 2003     DECEMBER 31, 2002
                                        ---------------------  ---------------------  ---------------------
                                         DOMESTIC    FOREIGN    DOMESTIC    FOREIGN    DOMESTIC    FOREIGN
                                        ----------  ---------  ----------  ---------  ----------  ---------
NET PERIODIC BENEFIT EXPENSE:
Service cost . . . . . . . . . . . . .  $   3,857   $    541   $   3,683   $    568   $   3,836   $    479
Interest cost on the projected benefit
obligation . . . . . . . . . . . . . .      3,755      2,895       3,417      2,702       3,010      2,279
Expected return on plan assets . . . .     (3,505)    (3,359)     (2,864)    (3,127)     (2,483)    (2,525)
Amortization of prior service cost . .         28          -          28          -          25          -
Amortization of transition obligation.          -          -           -          -           -          -
Recognized actuarial (gain)/loss . . .        394        812         282        684         280        723
                                        ----------  ---------  ----------  ---------  ----------  ---------
Net periodic benefit cost. . . . . . .  $   4,529   $    888   $   4,546   $    827   $   4,668   $    956
                                        ==========  =========  ==========  =========  ==========  =========

POSTRETIREMENT BENEFITS:
                                             YEAR ENDED DECEMBER 31,
                                           2004       2003        2002
                                        ----------  ---------  ----------
NET PERIODIC BENEFIT EXPENSE:
Service cost . . . . . . . . . . . . .  $     128   $    116   $     126
Interest cost on the projected benefit
obligation . . . . . . . . . . . . . .        421        405         417
Expected return on plan assets . . . .          -          -           -
Amortization of prior service cost . .         18         17         126
Amortization of transition obligation.        156        100           -
Recognized actuarial (gain)/loss . . .          -          -           -
                                        ----------  ---------  ----------
Net periodic benefit cost. . . . . . .  $     723   $    638   $     669
                                        ==========  =========  ==========



8.  INCOME  TAXES

Income  tax  expense  (benefit)  is  allocated  as  follows:





                                                          YEAR ENDED DECEMBER 31,
                                                                 2004      2003       2002
                                             -------------------------  --------  ---------
Income tax expense. . . . . . . . . . . . .  $                 24,513   $23,466   $ 16,122
Discontinued operations . . . . . . . . . .                         -      (902)   (11,666)
Shareholders' equity for the tax effects of
stock-based compensation expense in
excess of amounts  recognized for financial
reporting purposes, and for the tax effects
of minimum pension liability, hedging
activities and foreign currency translation                        (4)      127      2,386
                                             -------------------------  --------  ---------
Total . . . . . . . . . . . . . . . . . . .  $                 24,509   $22,691   $  6,842
                                             =========================  ========  =========



Income tax expense (benefit) attributable to income from continuing operations for 2004, 2003, and 2002 consisted of:






                                 CURRENT      DEFERRED     TOTAL
                         ----------------------------------------
                                    DECEMBER 31, 2004
                         ----------------------------------------

U.S. Federal. . . . . .  $            3,534   $   2,627   $ 6,161
State and local . . . .                 387         499       886
Foreign . . . . . . . .              18,646      (1,180)   17,466
                         -------------------  ----------  -------
                         $           22,567   $   1,946   $24,513
                         ===================  ==========  =======

                         ----------------------------------------
                                    DECEMBER 31, 2003
                         ----------------------------------------
U.S. Federal. . . . . .  $            6,186   $   6,511   $12,697
State and local . . . .                 993       2,610     3,603
Foreign . . . . . . . .               4,193       2,973     7,166
                         -------------------  ----------  -------
                         $           11,372   $  12,094   $23,466
                         ===================  ==========  =======

                         ----------------------------------------
                                    DECEMBER 31, 2002
                         ----------------------------------------
U.S. Federal. . . . . .  $             (803)  $   5,873   $ 5,070
State and local . . . .                (271)        864       593
Foreign . . . . . . . .              10,149         310    10,459
                         -------------------  ----------  -------
                         $            9,075   $   7,047   $16,122
                         ===================  ==========  =======



Income tax expense (benefit) attributable to continuing operations differed from the amounts computed by applying the U.S. Federal statutory tax rates to pretax income for 2004, 2003 and 2002, as a result of the following:






                                                          YEAR ENDED DECEMBER 31,
                                                               2004      2003      2002
                                            -------------------------  --------  --------
U.S. Federal statutory tax rate. . . . . .                      35.0%     35.0%     35.0%
                                            =========================  ========  ========

Taxes computed at U.S. statutory rate. . .  $                 27,208   $25,650   $16,660
State income taxes, net of Federal benefit                       576       792       499
Foreign tax rate differential. . . . . . .                     3,044     3,535    (3,377)
Export tax benefits. . . . . . . . . . . .                    (1,160)   (1,273)     (769)
Net change in valuation allowance. . . . .                    (5,294)   (3,995)    3,904
Other, net . . . . . . . . . . . . . . . .                       139    (1,243)     (795)
                                            -------------------------  --------  --------
Actual income taxes. . . . . . . . . . . .  $                 24,513   $23,466   $16,122
                                            =========================  ========  ========

Effective tax rate . . . . . . . . . . . .                      31.5%     32.0%     33.9%
                                            =========================  ========  ========




Earnings from continuing operations before income taxes and cumulative effect of an accounting change included foreign earnings of $57,570, $56,613, and $40,046 for 2004, 2003, and 2002, respectively.

We have not recognized a deferred tax liability for the undistributed earnings of foreign subsidiaries that arose in 2004 and prior years because we do not expect to repatriate those earnings in the foreseeable future. A deferred tax liability will be recognized when we expect that we will recover those earnings in a taxable transaction, such as the receipt of dividends or sale of the investment, net of foreign tax credits. A determination of the deferred tax liability related to the undistributed earnings of foreign subsidiaries is not practical. The undistributed earnings of those subsidiaries were approximately $178,503 at December 31, 2004.

We are currently evaluating the impact of the American Jobs Creation Act of 2004 (the Act) enacted on October 22, 2004. The Act provides for a temporary 85% dividends received deduction on certain foreign earnings repatriated during a one-year period. The deduction would result in a 5.25% Federal tax rate on qualifying earnings repatriated under the Act. We are not in a position to determine the impact of the Act on our income tax expense for fiscal 2005. We are in the process of interpreting recent regulatory guidance in order to determine whether repatriation under the Act would be beneficial. We expect to complete our evaluation by June 30, 2005. The range of reasonably possible amounts that could be repatriated under the Act is $0 to $75,000. The additional Federal income tax net of foreign tax credits would be $0 to $3,500.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2004, and 2003 are as follows:





                                                                    AS OF DECEMBER 31,
                                                                             2004       2003
                                                              --------------------  ---------
DEFERRED TAX ASSETS:
Accounts receivable, primarily due to allowance for doubtful
doubtful accounts. . . . . . . . . . . . . . . . . . . . . .  $             1,550   $  1,912
Inventories. . . . . . . . . . . . . . . . . . . . . . . . .                5,313      5,831
Accrued liabilities. . . . . . . . . . . . . . . . . . . . .                5,028      4,675
Acquisition accrued liabilities. . . . . . . . . . . . . . .                5,533      6,909
Employee benefits. . . . . . . . . . . . . . . . . . . . . .               15,830     17,448
Research and development tax credits . . . . . . . . . . . .                2,555      2,244
Foreign tax credits. . . . . . . . . . . . . . . . . . . . .                3,655      4,360
Net operating losses . . . . . . . . . . . . . . . . . . . .               19,665     23,885
Impairment and asset write-downs . . . . . . . . . . . . . .               24,292     28,236
Alternative minimum tax credits. . . . . . . . . . . . . . .                1,055      1,043
Other. . . . . . . . . . . . . . . . . . . . . . . . . . . .                    -      5,239
                                                              --------------------  ---------
Total gross assets . . . . . . . . . . . . . . . . . . . . .               84,476    101,782
Valuation reserve. . . . . . . . . . . . . . . . . . . . . .              (11,952)   (17,246)
                                                              --------------------  ---------
Total gross deferred tax assets. . . . . . . . . . . . . . .               72,524     84,536
                                                              --------------------  ---------

DEFERRED TAX LIABILITIES:
Plant and equipment, primarily due to depreciation . . . . .                7,806      5,140
Intangibles and other assets . . . . . . . . . . . . . . . .               16,927     21,375
Other. . . . . . . . . . . . . . . . . . . . . . . . . . . .                4,080      9,534
                                                              --------------------  ---------
Total gross deferred tax liabilities . . . . . . . . . . . .               28,813     36,049
                                                              --------------------  ---------

Net deferred tax asset . . . . . . . . . . . . . . . . . . .  $            43,711   $ 48,487
                                                              ====================  =========



The valuation allowance for deferred tax assets was $11,952 and $17,246 at December 31, 2004, and 2003, respectively. The net change in the valuation allowance for 2004 includes a decrease of $2,210 related to foreign net operating losses and a decrease of $3,119 related to foreign tax credits which management feels are more likely than not to be realized. In assessing whether deferred tax assets will be realized, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, tax planning strategies and expiration dates of certain deferred tax assets in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believe it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2004.

At December 31, 2004, we have net operating losses of approximately $804 for Federal, $55,772 for state and $44,840 for foreign that are available for carry forward. The majority of the state net operating losses expire during the years 2014 through 2023. The majority of the foreign net operating loss carry forwards expire during the years 2007 through 2013.

The large difference between the Federal net operating loss carryforward and the total of the state net operating loss carry forwards is due to the nature of how we file our tax returns for state income tax purposes versus Federal income tax purposes. We file a consolidated tax return for Federal purposes. Any losses incurred by members of the consolidated group can be offset against income of other members. The consolidated group is generally profitable for Federal income tax purposes so significant tax losses have not been generated. Many states require that separate returns be filed for each member of the consolidated group with a taxable presence in that particular state. Some of the federal consolidated group members generate losses on a stand-alone basis based on their particular businesses or functions. Additionally, some states which allow for the filing of a consolidated return have variations in state laws regarding the inclusion of certain items of income.

The deferred tax asset associated with the state net operating loss carryforwards is calculated using an average rate of 7.18%. This results in a deferred tax asset of $4,005. There is a valuation allowance which has provided for 100% of this deferred tax asset because it is less likely than not that the asset will be utilized based on the company's domestic operations and structure.

The deferred tax asset associated with the foreign net operating loss carryforwards is calculated using the statutory tax rates of the relevant foreign tax jurisdictions. This results in a deferred tax asset of $15,378 as of December 31, 2004. A valuation allowance of $5,654 has been provided against the deferred tax assets associated with certain foreign net operating loss carry forwards because the recent results of the business units associated with loss carry forwards indicate that it is more likely than not that the benefits from net operating loss carryforwards will not be realized.

In addition, we have approximately $3,655 of foreign tax credits, $2,555 of research and development tax credits and $1,055 of alternative minimum tax credits that are available for carryforward. These carryforward periods range from 5 years to unlimited.

9.  DEBT  AND  CAPITAL  LEASES

Our debt and capital lease obligations as of December 31, 2004, and 2003 consisted of the following:





                                                                   AS OF DECEMBER 31,
                                                                        2004       2003
                                                           --------------------  ---------

Notes payable . . . . . . . . . . . . . . . . . . . . . .  $               489   $    940
                                                           ====================  =========

Senior Subordinated Notes, 9 1/8%, unsecured, due 2011. .  $           300,385   $300,265
Term loan, variable rate, unsecured, due 2008 . . . . . .                  132        365
Capitalized lease obligations . . . . . . . . . . . . . .                  824      1,131
                                                           --------------------  ---------
Total long-term obligations, inclusive of current portion              301,341    301,761
Less current portion. . . . . . . . . . . . . . . . . . .                 (264)      (558)
                                                           --------------------  ---------
Total long-term borrowings. . . . . . . . . . . . . . . .  $           301,077   $301,203
                                                           ====================  =========

Unamortized bond discount included in Senior
subordinated notes. . . . . . . . . . . . . . . . . . . .                1,115      1,235
                                                           --------------------  ---------
Total principal due on long-term borrowings . . . . . . .  $           302,456   $302,996
                                                           ====================  =========


Minimum future principal payments on debt and capital leases subsequent to December 31, 2004, are as follows:





            CAPITAL LEASES   LONG-TERM DEBT    TOTAL
            ---------------  ---------------  --------
2005 . . .  $           264  $             -  $    264
2006 . . .              336                -       336
2007 . . .               60                -        60
2008 . . .               26              132       158
2009 . . .               28                -        28
Thereafter              110          301,500   301,610
            ---------------  ---------------  --------
Total. . .  $           824  $       301,632  $302,456
            ===============  ===============  ========



Notes  payable

Our notes payable balance December 31, 2004, and 2003 is made up of outstanding foreign borrowings under available lines of credit. Our domestic borrowings provide for interest rates at or below the prime rate on the date of borrowing. There were no borrowings on our domestic lines of credit as of December 31, 2004. Our foreign borrowings carry interest rates that vary with local currency exchange rate changes. Our aggregate borrowing capacity under these lines of credit approximate $13,118 at December 31, 2004, and can be withdrawn at any time at the option of the banks. The weighted-average interest rates on short-term borrowings outstanding at the end of December 31, 2004 and 2003 were 1.6% and 3.3%, respectively.

Senior  unsubordinated  notes
On June 20, 2001, we issued 9 1/8% Senior Subordinated Notes ("Bond Offering"), due 2011, for the face amount of $301,500. Interest on this Bond Offering is due semi-annually on January 15th and July 15th. The proceeds from the Bond Offering were used to pay down the term loans, revolving credit facilities and other previously existing debt facilities. At June 2001, we had an outstanding interest rate swap agreement that hedged one of our previously existing term loans. When this term loan was extinguished through the Bond Offering, the swap became an open position. See Footnote 15, "Derivatives and Other Financial Instruments," for further discussion.

The Bond Offering was fully, jointly and severally, irrevocably and unconditionally guaranteed by our domestic subsidiaries at the time of issuance. See Footnote 18, "Guarantor Financial Information," for further information about the guarantee.

Term  loans

We have one outstanding term loan which had an outstanding balance of $132 as of December 31, 2004. The loan is unsecured and bears a variable interest rate, which was 3.11% at December 31, 2003, and 2004. Interest on this loan is due in semi-annual installments. The balance is due in 2008.

Revolving  Credit  facility

We have a $50,000 committed revolving credit facility that expires in 2006. We can borrow foreign currencies and U. S. dollars against this facility. Commitment fees under the revolving credit lines are variable, ranging from 25 to 62.5 basis points on the unused balance. Under the credit agreement, we are subject to covenants which require us to meet certain qualitative and quantitative thresholds. Under these covenants, we are required to maintain a net worth greater than $183,000, a ratio of earnings before income taxes (EBIT) to interest expense greater than 2.5 to 1.0, and a ratio of total debt to earnings before tax, depreciation and amortization (EBITDA) of no less than 3.5 to 1.0. We were in compliance with all of these covenants as of December 31, 2004. The revolving credit facility bears interest at a variable rate, which is based on a ratio of our debt to earnings before certain expenses. The rates were set from 1.25% to 1.875% above the applicable London interbank market rate ("LIBOR"). At December 31, 2004, and 2003, there were no borrowings outstanding under this facility.

Other  debt  facilities

We carry various short-term debt facilities worldwide which are used to fund short-term cash needs when the need arises. No amounts were outstanding on any of these facilities as of December 31, 2004, or 2003. We also have various overdraft facilities available to us. Our borrowing capacity under these overdraft facilities was $29,320 at December 31, 2004. Some of these overdraft lines carry variable interest rates. As of December 31, 2004, our overdraft lines bore interest rates ranging up to 5.0%.

10.  SEGMENT  REPORTING

We operate on a worldwide basis, supplying proprietary chemicals for two distinct segments, Advanced Surface Finishing and Printing Solutions. These segments are managed separately as each segment has differences in technology and marketing strategies. Chemicals supplied by the Advanced Surface Finishing segment are used for cleaning, activating, polishing, mechanical plating and galvanizing, electro-plating, phosphatising, stripping and coating, filtering, anti-tarnishing and rust retarding for metal and plastic surfaces associated with automotive and industrial applications. The Advanced Surface Finishing segment also supplies chemicals for etching copper and imprinting electrical patterns for various electronics applications and lubricants and cleaning agents associated with offshore oil and gas operations. The products supplied by the Printing Solutions segment include offset printing blankets and photo-polymer plates used in packaging and newspaper printing, offset printing applications, and digital printers and related supplies. Net sales for all of our products fall into one of these two business segments.

The results of operations for each business segment include certain corporate operating costs which are allocated based on the relative burden each segment bears on those costs. Identifiable assets for each business segment are reconciled to total consolidated assets including unallocated corporate assets. Unallocated corporate assets consist primarily of cash, deferred tax assets, deferred bond financing fees and certain other long term assets not directly associated with the support of the individual segments. Intersegment loans and accounts receivable are included in the calculation of identifiable assets and are eliminated separately.

The following table gives relevant information regarding each segment's results of operations:




                                                 2004       2003       2002
                                               ---------  ---------  ---------

Net sales:
   Advanced Surface Finishing
Total segment net sales . . . . . . . . . . .  $395,062   $355,459   $336,416
Intersegment sales. . . . . . . . . . . . . .    (8,339)    (7,328)    (7,822)
                                               ---------  ---------  ---------
 Net external sales for the segment . . . . .   386,723    348,131    328,594
Printing Solutions. . . . . . . . . . . . . .   274,062    271,755    282,896
                                               ---------  ---------  ---------
   Consolidated net sales . . . . . . . . . .  $660,785   $619,886   $611,490
                                               =========  =========  =========

Depreciation and amortization:
   Advanced Surface Finishing . . . . . . . .  $  9,874      9,705   $ 12,598
   Printing Solutions . . . . . . . . . . . .     9,283      9,389      9,985
                                               ---------  ---------  ---------
   Consolidated depreciation and amortization  $ 19,157   $ 19,094   $ 22,583
                                               =========  =========  =========

Operating profit:
   Advanced Surface Finishing . . . . . . . .  $ 62,728   $ 50,858   $ 35,888
   Printing Solutions . . . . . . . . . . . .    42,682     48,292     48,245
                                               ---------  ---------  ---------
     Consolidated operating profit. . . . . .  $105,410   $ 99,150   $ 84,133
                                               =========  =========  =========

Capital expenditures:
   Advanced Surface Finishing . . . . . . . .  $  8,032   $  6,348   $  2,521
   Printing Solutions . . . . . . . . . . . .     2,282      2,481      3,195
   Corporate. . . . . . . . . . . . . . . . .     2,133      3,075        182
   Discontinued Operations. . . . . . . . . .         -        623      1,379
                                               ---------  ---------  ---------
     Consolidated capital expenditures. . . .  $ 12,447   $ 12,527   $  7,277
                                               =========  =========  =========



Total  assets  by  segment  as  of  December 31, 2004, and 2003 were as follows:




                                          As of
                                December 31,    December 31,
                                    2004            2003
                              --------------  --------------
Advanced Surface Finishing .  $     499,119   $     513,729
Printing Solutions . . . . .        277,488         268,204
Unallocated corporate assets        132,035          88,039
Intercompany eliminations. .       (134,923)       (172,737)
                              --------------  --------------
   Consolidated assets . . .  $     773,719   $     697,235
                              ==============  ==============


Sales  and  assets  by  geographic  region  were:




                              UNITED     OTHER                ASIA
                              STATES    AMERICAS   EUROPE    PACIFIC    CONSOLIDATED
                             ---------  ---------  --------  --------  -------------
Year Ended December 31, 2004
Net sales. . . . . . . . . .  $250,793  $  18,986  $240,063  $150,943  $     660,785
Identifiable assets. . . . .  $328,814  $   8,823  $342,695  $ 93,387  $     773,719

Year Ended December 31, 2003
Net sales. . . . . . . . . .  $247,883  $  18,508  $220,568  $132,927  $     619,886
Identifiable assets. . . . .  $293,851  $   8,710  $310,479  $ 84,195  $     697,235

Year Ended December 31, 2002
Net sales. . . . . . . . . .  $274,759  $  20,376  $199,108  $117,247  $     611,490
Identifiable assets. . . . .  $311,108  $   9,477  $319,286  $ 68,022  $     707,893



11.  COMMON  AND  TREASURY  STOCK

Our Restated Certificate of Incorporation provides for 75 million authorized common shares. Common shares are summarized in the following table:





                                           YEAR ENDED DECEMBER 31,
                                            2004        2003        2002
                            -----------------------  ----------  -----------
Balance, beginning of year               46,813,138  46,639,757  46,409,757

Shares issued:
Options exercised. . . . .                   23,750     168,000     180,000
Stock awards . . . . . . .                    1,812       5,381     130,000
Shares cancelled:
Stock awards . . . . . . .                        -           -     (80,000)
                            -----------------------  ----------  -----------
Balance - end of year. . .               46,838,700  46,813,138  46,639,757
                            =======================  ==========  ===========


The Board of Directors has from time-to-time authorized the purchase of issued and outstanding shares of our common stock. Any future repurchases under these authorizations will depend on various factors, including the market price of our shares, our business and financial position and general economic and market conditions. Additional shares acquired pursuant to such authorization will be held in the our treasury and will be available for us to issue without further shareholder action (except as required by applicable law or the rules of any securities exchange on which the shares are then listed). Such shares may be used for various corporate purposes, including contributions under existing or future employee benefit plans, the acquisition of other businesses and the distribution of stock dividends. On May 7, 2003, the Board of Directors voted in favor of an authorization to purchase up to 3,000,000 of its common shares, replacing all previous authorizations. Also on that date, we executed a purchase and sale agreement with CVC to acquire all of their 2,201,720 outstanding MacDermid, Incorporated common shares. We purchased from CVC, 1,350,000 common shares on May 7, 2003, for $22.60 per share and 851,720 common shares on September 22, 2003, for $25.00 per share. At December 31, 2004, authorization to purchase 798,280 common shares remained outstanding.

Treasury stock activity is summarized in the following table for the years ended December 31, as follows





                                                YEAR ENDED DECEMBER 31,
                                            2004         2003         2002
                            ------------------------  -----------  ----------
Balance, beginning of year               16,548,604   14,349,453   14,309,654
Shares acquired. . . . . .                        -    2,201,720       39,799
Shares released. . . . . .                     (918)      (2,569)           -
                            ------------------------  -----------  ----------
Balance - end of year. . .               16,547,686   16,548,604   14,349,453
                            ========================  ===========  ==========


12.  OPERATING  LEASE  COMMITMENTS

We have leases that expire at various dates through 2013 for certain office and warehouse space, transportation, computer and other equipment. Contingent rentals are paid for warehouse space on the basis of the monthly quantities of materials stored and for transportation and other equipment on the basis of mileage or usage. Total rental expense for these leases amounted to $9,323, $8,883, and $9,758 for 2004, 2003 and 2002, respectively, of which $699, $1,017, and $877, respectively, were contingent rentals. In addition, we have leased equipment at customers, which is generally subject to sublease agreements. Net rental expense for these sublease agreements amounted to income of $368 for 2002.

Minimum operating lease commitments for the fiscal years subsequent to December 31, 2004, are as follows:





            OPERATING
            ----------
2005 . . .  $    6,838
2006 . . .       4,346
2007 . . .       2,736
2008 . . .       1,898
2009 . . .       1,595
Thereafter       4,238
            ----------
Total. . .  $   21,651
            ==========


13.  OTHER  INCOME  (EXPENSE)

The major components of other income (expense) for the years ended December 31, 2004, 2003, and 2002 were as follows:





                                                 YEAR ENDED DECEMBER 31,
                                                        2004     2003     2002
                                     -------------------------  ------  --------
MISCELLANEOUS INCOME:
Interest rate swaps . . . . . . . .  $                  1,099   $  633  $     -
Non-operating provision adjustments                       892      919        -
Joint ventures. . . . . . . . . . .                       810       11       40
CVC call and put gain . . . . . . .                         -    2,214        -
Foreign exchange. . . . . . . . . .                         -       39      576
Other . . . . . . . . . . . . . . .                       682      498        -
                                     -------------------------  ------  --------
Total miscellaneous income. . . . .  $                  3,483   $4,314  $   616
                                     =========================  ======  ========

MISCELLANEOUS EXPENSE:
Foreign exchange. . . . . . . . . .  $                 (1,541)  $    -  $     -
Interest rate swaps . . . . . . . .                         -        -   (2,611)
Other . . . . . . . . . . . . . . .                         -        -     (656)
                                     -------------------------  ------  --------
                                     $                 (1,541)  $    -  $(3,267)
                                     =========================  ======  ========



14.  CONTINGENCIES,  ENVIRONMENTAL  AND  LEGAL  MATTERS

Environmental  Issues:

The nature of the our operations, as manufacturers and distributors of specialty chemical products and systems, expose us to the risk of liability or claims with respect to environmental cleanup or other matters, including those in connection with the disposal of hazardous materials. As such, we are subject to extensive U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing discharges of pollutants into the air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated properties. We have incurred, and will continue to incur, significant costs and capital expenditures in complying with these laws and regulations. We could incur significant additional costs, including cleanup costs, fines and sanctions and third-party claims, as a result of violations of or liabilities under environmental laws. In order to ensure compliance with applicable environmental, health and safety laws and regulations, we maintain a disciplined environmental and occupational safety and health compliance program, which includes conducting regular internal and external audits at our plants to identify and categorize potential environmental exposure.

We are named as a potentially responsible party ("PRP") at two Superfund sites, Fike-Artel in Nitro, West Virginia and Solvent Recovery Service in Southington, Connecticut. There are many other PRPs involved at these sites. With respect to both of these sites, we have entered into cost sharing agreements with the applicable PRP groups and our allocated cost share with regard to each of these sites is deminimus at 0.2%. Our ongoing costs with respect to each site generally range from about $2-$4 thousand dollars per quarter. As a result of the deminimus nature of the costs no specific reserve has been established. We have also been contacted with requests for information with regard to two additional sites, Whitney Barrel in Massachusetts and the Lake Calumet Cluster site in Illinois. We have found no information connecting us or our subsidiaries to these sites and have not received a PRP notice regarding these two additional sites. As a result no reserve is deemed appropriate in this regard at this time. While the ultimate costs of such liabilities are difficult to predict, we do not expect that our costs associated with these sites will be material.

In addition, some of our facilities have an extended history of chemical processes or other industrial activities. Contaminants have been detected at some of these sites, with respect to which we are conducting environmental investigations and/or cleanup activities. These sites include certain sites acquired in the December 1998, acquisition of W. Canning plc, such as the Kearny, New Jersey and Waukegan, Illinois sites. We have established an environmental remediation reserve of $1,700, predominantly attributable to those Canning sites that we believe will require environmental remediation. With respect to those sites, we also believe that our Canning subsidiary is entitled under the Acquisition Agreement ("the acquisition agreement") to withhold a deferred purchase price payment of approximately $1,600. We estimate the range of cleanup costs at the Canning sites between $2,000 and $5,000 and have recorded a $3,300 accrual (comprised of the foregoing $1,700 reserve and the $1,600 deferred purchase price) related to these costs, representing management's best estimate of total costs within this range. Investigations into the extent of contamination, however, are ongoing with respect to these sites. To the extent our liabilities exceed the $1,600 deferred purchase price, we may be entitled to additional indemnification payments. Such recovery may be uncertain, however, and would likely involve significant litigation expense. We have instituted an arbitration to enforce the obligations of other parties to the acquisition agreement concerning the remediation of the Kearney, New Jersey and Waukegan, Illinois sites. The arbitration has been concluded with a confirmation, in our favor, that the former primary shareholders of the entity that operated the Kearney, New Jersey site are responsible for its remediation to applicable state standards and an order to establish a time line for completion of the remediation. We expect that the remediation will take several years. We are continuing to monitor the environmental condition at the Waukegan site. Significant remediation activities have already been concluded on the Waukegan site, however, it has not yet been determined whether additional remediation activities will be required. We are also in the process of characterizing contamination at our Huntingdon Avenue, Waterbury, Connecticut site which was closed in the quarter ended September 30, 2003. The extent of required remediation activities at the Huntingdon Avenue site has not yet been determined. We have recorded a reserve of $650 with regard to this remediation. We do not anticipate that we will be materially affected by environmental remediation costs, or any related claims, at any contaminated sites, including the Canning sites and the Huntingdon Avenue, Waterbury, Connecticut site. It is difficult, however, to predict the final costs and timing of costs of site remediation. Ultimate costs may vary from current estimates and reserves, and the discovery of additional contaminants at these or other sites or the imposition of additional cleanup obligations, or third-party claims relating thereto, could result in significant additional costs.

Legal  Proceedings:

On January 30, 1997, we were served with a subpoena from a Federal grand jury in Connecticut requesting certain documents relating to an accidental spill from our Huntingdon Avenue, Waterbury, Connecticut facility that occurred in November of 1994, together with other information relating to operations and compliance at the Huntingdon Avenue facility. We were subsequently informed that we were subject to the grand jury's investigation in connection with alleged criminal violations of the federal Clean Water Act pertaining to out wastewater handling practices. In addition, two of our former employees who worked at the Huntingdon Avenue facility pled guilt in early 2001 to misdemeanor violations under the Clean Water Act in connection with the above matter. These individuals were sentenced to fines of $25 and $10 and two years of probation as well as community service. In a separate matter, on July 26, 1999, we were named in a civil lawsuit commenced in the Superior Court of the State of Connecticut brought by the Connecticut Department of Environmental Protection alleging various compliance violations at our Huntingdon Avenue and Freight Street locations between the years 1992 through 1998 relating to wastewater discharges and the management of waste materials. The complaint alleged violations of our permits issued under the Federal Clean Water Act and the Resource Conservation and Recovery Act ass well as procedural, notification and other requirements of Connecticut's environmental regulations over the foregoing period of time.

We voluntarily resolved these matters in November 28, 2001. As a result, we were required to pay fines and penalties totaling $2,500 over six quarterly installments, excluding interest. In addition, we were required to pay $1,550 to various local charitable and environmental organizations and causes. As of June 30, 2003, we had paid the full amounts for both of these arrangements. We have performed certain environmental audits and other environmentally related actions and were placed on a two-year probation which ended November 28, 2003. We had recorded liabilities during the negotiation period and therefore our results of operating and financial position were not affected by these arrangements.

From time to time there are various legal proceedings pending against us. We consider all such proceedings to be ordinary litigation incident to the nature of our business. Certain claims are covered by liability insurance. We believe that the resolution of these claims, to the extent not covered by insurance, will not individually or in the aggregate, have a material adverse effect on our financial position or results of operations. To the extent reasonably estimable, reserves have been established regarding pending legal proceedings.

15.  DERIVATIVES  AND  OTHER  FINANCIAL  INSTRUMENTS

In the normal course of business, we are exposed to risks such as changes in foreign currency exchange rates, interest rates and commodity prices. We do not actively hedge these risks using financial instruments. We do not enter into derivative instrument contracts for the purposes of speculation or trading. From time to time when we identify significant foreign currency exposure in one of our subsidiaries, we will utilize intercompany lending facilities to reduce our exposure. The impact of these transactions has historically been, and is expected to continue to be, immaterial. In accordance with Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS No. 133), and subsequent revisions of and interpretations to FAS No. 133, we record all derivative instruments as assets or liabilities on the balance sheet as fair value. Changes in the fair value of derivatives are either recorded in income or other comprehensive, as appropriate.

Prior to our bond issue in June 2001, we employed interest rate swap agreements to stabilize borrowing costs by reducing our exposure to possible future changes in interest rates on our term and revolving loans. In June 2001, we issued 9 1/8% senior subordinated notes and simultaneously extinguished the majority of our outstanding debt. As a result, we had one interest rate swap, originally designated as a hedge against our old debt structure, which became an open position. This swap, no longer designated as a hedge, exchanges a fixed interest rate of 5.595% with U.S. LIBOR and has a notional value of $25,000. The swap expires December 31, 2005, and had a fair value of $637 and $1,736 at December 31, 2004, and 2003, respectively, based on the quoted market price from the bank holding the instrument. Net receipts or payments on this swap are accrued and recognized as miscellaneous expense or income each period. During the years ended December 31, 2004, and 2003, we recognized income of $1,099 and $633, respectively, in our consolidated statements of earnings. In 2002, we recorded an expense of $2,611 in our consolidated statements of earnings related to this swap.

16.  DISCONTINUED  OPERATIONS

On December 9, 2003, we sold our 60% interest in Eurocir S.A. (Eurocir) to the 40% stakeholders of Eurocir for $5,000. The sales price consisted of $3,000 of consideration received upon closing and $2,000 of interest bearing notes, reflected in other long term assets at December 31, 2003, which are due within six years.

The Eurocir operations represented substantially all of the remaining electronics manufacturing segment and as such the sale was accounted for as a discontinued operation under Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS No.
144). The operating results and cash flows from operations of the electronics manufacturing segment have been segregated from continuing operations on our Consolidated Statements of Earnings and Consolidated Statements of Cash Flows for all periods presented.

The following table presents the amounts segregated from the Consolidated Statements of Earnings and reflected as earnings (loss) from discontinued operations:





                                                 YEAR ENDED DECEMBER 31,
                                                            2003       2002
                                        --------------------------  ----------
Net sales. . . . . . . . . . . . . . . .  $                 78,747   $ 80,485

Loss before income taxes and minority
interest . . . . . . . . . . . . . . . .  $                   (940)  $(33,674)
Income tax (expense) benefit . . . . . .                       (12)    11,666
Minority interest. . . . . . . . . . . .                         -       (120)
                                        --------------------------  ----------
Loss from discontinued operations before
gain on sale . . . . . . . . . . . . . .                      (952)   (22,128)
Gain on sale of discontinued operations,
net of tax . . . . . . . . . . . . . . .                     6,544          -
                                        --------------------------  ----------
Discontinued operations, net of tax. . .  $                  5,592   $(22,128)
                                        ==========================  ==========



Included in discontinued operations for the year ended December 31, 2003, was a pre-tax gain on disposal of discontinued operations of $5,630, which, when combined with a tax benefit of $914, resulted in an after-tax gain of $6,544. Included in discontinued operations for the year ended December 31, 2002, were pre-tax charges of $27,389 for a goodwill impairment and $7,000 for an other asset impairment recognized pursuant to the provisions of FAS No.142 and FAS No.144, respectively.

17.  ACQUISITIONS

We established acquisition reserves in fiscal year 1999 when we recorded the acquisition of W. Canning, plc. The reorganization of employees and facilities has been completed. Five facilities have been closed and those activities have assimilated elsewhere. Leases associated with these facilities have expired with the exception of one location, which was leased through March 2008 and has subsequently been sub-leased to partially offset the future cash payments.

The balance for acquisition reserves included in other accrued liabilities on the consolidated balance sheet as of December 31, 2004, was immaterial. We made payments of $227, $335, and $210 in 2004, 2003, and 2002, respectively related to this reserve. In 2003, the amount of $1,746 was reclassified from accrued liabilities into other long-term liabilities. Due to the environmental nature of this balance it will be monitored along with other items of this nature.

18.  GUARANTOR  FINANCIAL  INFORMATION

MacDermid, Inc. ("Issuer") issued 9 1/8% Senior Subordinated Notes ("Bond Offering") effective June 20, 2001, for the face amount of $301,500, which pay interest semiannually on January 15th and July 15th and mature in 2011. The proceeds were used to pay down existing long-term debt. This Bond Offering is guaranteed by substantially all existing and future directly or indirectly 100% owned domestic restricted subsidiaries of MacDermid, Inc. ("Guarantors"). The Guarantors, fully, jointly and severally, irrevocably and unconditionally guarantee the performance and payment when due of all the obligations under the Bond Offering. Our foreign subsidiaries ("Nonguarantors") are not guarantors of the indebtedness under the Bond Offering.

The equity method was used by MacDermid, Inc. with respect to investments in subsidiaries. The equity method also has been used by subsidiary guarantors with respect to investments in non-guarantor subsidiaries. Financial statements for subsidiary guarantors are presented as a combined entity. The financial information includes certain allocations of revenues and expenses based on management's best estimates, which are not necessarily indicative of the financial position, results of operations and cash flows that these entities would have achieved on a stand-alone basis.

The following financial information sets forth our Condensed Consolidating Balance Sheets as of December 30, 2004, and December 31, 2003; and the Condensed Consolidating Statements of Earnings and the Condensed Consolidating Statements of Cash Flows for the years ending December 31, 2004, 2003, and 2002.


CONSOLIDATED  STATEMENTS  OF  EARNINGS
YEAR  ENDED  DECEMBER  31,  2004


                                                                                           MACDERMID
                                          GUARANTOR      NONGUARANTOR                     INCORPORATED
                             ISSUER      SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS    AND SUBSIDIARIES
                           -----------  --------------  --------------  --------------  ------------------
Net sales . . . . . . . .  $   91,275   $     163,300   $     423,048   $     (16,838)  $         660,785
Cost of sales . . . . . .      58,852          70,301         235,229         (16,838)            347,544
                           -----------  --------------  --------------  --------------  ------------------
Gross profit. . . . . . .      32,423          92,999         187,819               -             313,241

Operating expenses:
Selling, technical and
administrative. . . . . .      44,400          29,428         112,087               -             185,915
Research and development.       6,647           7,497           7,772               -              21,916
                           -----------  --------------  --------------  --------------  ------------------
                               51,047          36,925         119,859               -             207,831
                           -----------  --------------  --------------  --------------  ------------------
Operating (loss) profit .     (18,624)         56,074          67,960               -             105,410

Equity in earnings of
subsidiaries. . . . . . .      83,761          49,966               -        (133,727)                  -
Interest income . . . . .         590              41             768               -               1,399
Interest expense. . . . .     (30,606)            (25)           (383)              -             (31,014)
Miscellaneous income
  (expense), net. . . . .       1,288             260             394               -               1,942
                           -----------  --------------  --------------  --------------  ------------------
                               55,033          50,242             779        (133,727)            (27,673)
                           -----------  --------------  --------------  --------------  ------------------

Earnings before taxes . .      36,409         106,316          68,739        (133,727)             77,737
Income tax benefit
(expense) . . . . . . . .      16,815         (22,555)        (18,773)              -             (24,513)
                           -----------  --------------  --------------  --------------  ------------------
Net earnings. . . . . . .  $   53,224   $      83,761   $      49,966   $    (133,727)  $          53,224
                           ===========  ==============  ==============  ==============  ==================



CONSOLIDATED  STATEMENTS  OF  EARNINGS
YEAR  ENDED  DECEMBER  31,  2003


                                                                                                          MACDERMID
                                                                         UNRESTRICTED                    INCORPORATED
                                          GUARANTOR      NONGUARANTOR    NONGUARANTOR                         AND
                            ISSUER       SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES   ELIMINATIONS     SUBSIDIARIES
                         --------------  --------------  --------------  -------------  --------------  --------------
Net sales . . . . . . .  $      88,377   $     167,451   $     380,528   $           -  $     (16,470)  $     619,886
Cost of sales . . . . .         58,294          77,330         210,117               -        (16,470)        329,271
                         --------------  --------------  --------------  -------------  --------------  --------------
Gross profit. . . . . .         30,083          90,121         170,411               -              -         290,615

Operating expenses:
Selling, technical and
administrative. . . . .         41,137          31,290          99,083               -              -         171,510
Research and
development . . . . . .          6,689           6,998           6,268               -              -          19,955
                         --------------  --------------  --------------  -------------  --------------  --------------
                                47,826          38,288         105,351               -              -         191,465
                         --------------  --------------  --------------  -------------  --------------  --------------
Operating profit (loss)        (17,743)         51,833          65,060               -              -          99,150

Equity in earnings of
subsidiaries. . . . . .         97,767          61,825           5,592               -       (165,184)              -
Interest income . . . .            142             173             558               -              -             873
Interest expense. . . .        (32,271)          4,570          (3,350)              -              -         (31,051)
Miscellaneous income
(expense), net. . . . .          3,558             302             454               -              -           4,314
                         --------------  --------------  --------------  -------------  --------------  --------------
                                69,196          66,870           3,254               -       (165,184)        (25,864)
                         --------------  --------------  --------------  -------------  --------------  --------------

Earnings from
continuing operations
before taxes. . . . . .         51,453         118,703          68,314               -       (165,184)         73,286
Income tax benefit
(expense) . . . . . . .          3,959         (20,936)         (6,489)              -              -         (23,466)
                         --------------  --------------  --------------  -------------  --------------  --------------
Earnings from
continuing operations .         55,412          97,767          61,825               -       (165,184)         49,820
Discontinued
operations. . . . . . .              -               -               -           5,592              -           5,592
Cumulative effect of
accounting change . . .          1,014               -               -               -              -           1,014
                         --------------  --------------  --------------  -------------  --------------  --------------
Net earnings. . . . . .  $      56,426   $      97,767   $      61,825   $       5,592  $    (165,184)  $      56,426
                         ==============  ==============  ==============  =============  ==============  ==============



CONSOLIDATED  STATEMENTS  OF  EARNINGS
YEAR  ENDED  DECEMBER  31,  2002


                                                                                                               MACDERMID
                                                                                                              INCORPORATED
                                                GUARANTOR      NONGUARANTOR    DISCONTINUED                       AND
                                  ISSUER       SUBSIDIARIES    SUBSIDIARIES     OPERATIONS    ELIMINATIONS    SUBSIDIARIES
                               --------------  --------------  --------------  ------------  --------------  --------------
Net sales . . . . . . . . . .  $      95,004   $     182,348   $     349,695   $         -   $     (15,557)  $     611,490
Cost of sales . . . . . . . .         63,916          89,510         199,143             -         (15,557)        337,012
                               --------------  --------------  --------------  ------------  --------------  --------------
Gross profit. . . . . . . . .         31,088          92,838         150,552             -               -         274,478

Operating expenses:
Selling, technical and
administrative. . . . . . . .         46,521          35,120          89,502             -               -         171,143
Research and development. . .          6,039           7,692           5,471             -               -          19,202
                               --------------  --------------  --------------  ------------  --------------  --------------
                                      52,560          42,812          94,973             -               -         190,345
                               --------------  --------------  --------------  ------------  --------------  --------------
Operating profit (loss) . . .        (21,472)         50,026          55,579             -               -          84,133

Equity in earnings of
subsidiaries. . . . . . . . .         41,050          13,548         (22,128)            -         (32,470)              -
Interest income . . . . . . .             70              88             417             -               -             575
Interest expense. . . . . . .        (22,795)         (5,106)         (6,557)            -               -         (34,458)
Miscellaneous income
(expense), net. . . . . . . .         (2,528)            194            (317)            -               -          (2,651)
                               --------------  --------------  --------------  ------------  --------------  --------------
                                      15,797           8,724         (28,585)            -         (32,470)        (36,534)
                               --------------  --------------  --------------  ------------  --------------  --------------

Earnings (loss) before taxes.         (5,675)         58,750          26,994             -         (32,470)         47,599
Income tax benefit
(expense) . . . . . . . . . .         15,024         (17,700)        (13,446)            -               -         (16,122)
                               --------------  --------------  --------------  ------------  --------------  --------------
Earnings from
continuing operations . . . .          9,349          41,050          13,548             -         (32,470)         31,477
Discontinued operations,
net of tax. . . . . . . . . .              -               -               -       (22,128)              -         (22,128)
                               --------------  --------------  --------------  ------------  --------------  --------------
Net earnings (loss) . . . . .  $       9,349   $      41,050   $      13,548   $   (22,128)  $     (32,470)  $       9,349
                               ==============  ==============  ==============  ============  ==============  ==============




CONSOLIDATED  BALANCE  SHEETS
DECEMBER  31,  2004


                                                                                           MACDERMID
                                          GUARANTOR     NONGUARANTOR                      INCORPORATED
                             ISSUER      SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS    AND SUBSIDIARIES
                             ----------  -------------  --------------  --------------  -----------------
Assets
---------------------------
Current assets:
Cash and cash equivalents .  $   69,512  $         688  $      67,629   $           -   $         137,829
Accounts receivables, net .       9,127         18,103        115,225               -             142,455
Due (to) from affiliates. .      47,106         78,199       (125,305)              -                   -
Inventories, net. . . . . .       5,002         22,996         52,447               -              80,445
Prepaid expenses. . . . . .       1,125          2,240          6,818               -              10,183
Deferred income taxes . . .      12,908              -          5,395               -              18,303
                             ----------  -------------  --------------  --------------  -----------------
Total current assets. . . .     144,780        122,226        122,209               -             389,215

Property, plant and
equipment, net. . . . . . .      16,886         33,224         60,353               -             110,463
Goodwill. . . . . . . . . .      21,680         68,574        104,033               -             194,287
Intangibles, net. . . . . .           -          5,004         23,430               -              28,434
Investments in subsidiaries     449,641        238,254              -        (687,895)                  -
Deferred income taxes . . .      21,579              -         13,096               -              34,675
Other assets, net . . . . .       8,006          3,385          5,254               -              16,645
                             ----------  -------------  --------------  --------------  -----------------
                             $  662,572  $     470,667  $     328,375   $    (687,895)  $         773,719
                             ==========  =============  ==============  ==============  =================




                                                                                          MACDERMID
                                           GUARANTOR     NONGUARANTOR                    INCORPORATED
                             ISSUER       SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS    AND SUBSIDIARIES
Liabilities and Shareholders' Equity:
-------------------------------------
Current liabilities:
Accounts and dividends
  payable . . . . . . . . .  $    7,538   $       7,363  $      41,043  $           -   $          55,944
Accrued compensation. . . .       3,645           1,884          6,841              -              12,370
Accrued interest. . . . . .      12,692               -              8              -              12,700
Accrued income taxes
payable . . . . . . . . . .      (3,467)          5,556          5,204              -               7,293
Other current liabilities .      14,621           5,911         20,273              -              40,805
                             -----------  -------------  -------------  --------------  -----------------
Total current liabilities .      35,029          20,714         73,369              -             129,112

Long-term obligations . . .     300,385             274            418              -             301,077
Retirement benefits, less
current portion . . . . . .      20,395               -          6,193              -              26,588
Deferred income taxes . . .           -               -          9,267              -               9,267
Other long-term liabilities       2,732              38            874              -               3,644
                             -----------  -------------  -------------  --------------  -----------------
Total liabilities . . . . .     358,541          21,026         90,121              -             469,688
                             -----------  -------------  -------------  --------------  -----------------
Total shareholders' equity.     304,031         449,641        238,254       (687,895)            304,031
                             -----------  -------------  -------------  --------------  -----------------
Total Liabilities and
Shareholders' Equity. . . .  $  662,572   $     470,667  $     328,375  $    (687,895)  $         773,719
                             ===========  =============  =============  ==============  =================



CONSOLIDATED  BALANCE  SHEETS
DECEMBER  31,  2003


                                                                                          MACDERMID
                                          GUARANTOR     NONGUARANTOR                     INCORPORATED
                               ISSUER    SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS    AND SUBSIDIARIES
                             ----------  -------------  --------------  --------------  -----------------
Assets
---------------------------
Current assets:
Cash and cash equivalents .  $   18,295  $       1,286  $      41,713   $           -   $          61,294
Accounts receivables, net .      10,598         16,523        110,028               -             137,149
Due (to) from affiliates. .      89,236         12,554       (101,790)              -                   -
Inventories, net. . . . . .       6,417         23,343         46,015               -              75,775
Prepaid expenses. . . . . .       1,188          1,925          5,024               -               8,137
Deferred income taxes . . .      17,890              -          5,070               -              22,960
                             ----------  -------------  --------------  --------------  -----------------
Total current assets. . . .     143,624         55,631        106,060               -             305,315

Property, plant and
   equipment, net . . . . .      13,962         39,386         60,294               -             113,642
Goodwill. . . . . . . . . .      21,680         68,574        103,946               -             194,200
Intangibles, net. . . . . .           -          5,672         24,389               -              30,061
Investments in subsidiaries     391,289        232,851              -        (624,140)                  -
Deferred income taxes . . .      29,601              -          2,158               -              31,759
Other assets, net . . . . .       8,196          6,532          7,530               -              22,258
                             ----------  -------------  --------------  --------------  -----------------
                             $  608,352  $     408,646  $     304,377   $    (624,140)  $         697,235
                             ==========  =============  ==============  ==============  =================





                                                                                            MACDERMID
                                          GUARANTOR     NONGUARANTOR                      INCORPORATED
                               ISSUER    SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS    AND SUBSIDIARIES
                             ----------  -------------  --------------  --------------  -----------------
Liabilities and Shareholders' equity
------------------------------------
Current liabilities:
Accounts and dividends
   payable. . . . . . . . .  $    8,281  $       7,268  $      38,512   $           -   $          54,061
Accrued compensation. . . .       3,534          2,025          6,301               -              11,860
Accrued interest. . . . . .      12,658              -             74               -              12,732
Accrued income taxes
   payable. . . . . . . . .      13,095            882        (10,757)              -               3,220
Other current liabilities .      12,965          6,631         24,154               -              43,750
                             ----------  -------------  --------------  --------------  -----------------
Total current liabilities .      50,533         16,806         58,284               -             125,623

Long-term obligations . . .     300,265            524            414               -             301,203
Retirement benefits, less
current portion . . . . . .      15,123              -          5,556               -              20,679
Deferred income taxes . . .           -              -          6,232               -               6,232
Other long-term liabilities       3,419             27          1,040               -               4,486
                             ----------  -------------  --------------  --------------  -----------------
Total liabilities . . . . .     369,340         17,357         71,526               -             458,223
                             ----------  -------------  --------------  --------------  -----------------
Total shareholders' equity.     239,012        391,289        232,851        (624,140)            239,012
                             ----------  -------------  --------------  --------------  -----------------
Total liabilities and
stockholders' equity. . . .  $  608,352  $     408,646  $     304,377   $    (624,140)  $         697,235
                             ==========  =============  ==============  ==============  =================




CONSOLIDATED  CONDENSED  STATEMENTS  OF  CASH  FLOWS
YEAR  ENDED  DECEMBER  31,  2004


                                                                                 MACDERMID
                                               GUARANTOR      NONGUARANTOR      INCORPORATED
                                 ISSUER       SUBSIDIARIES    SUBSIDIARIES    AND SUBSIDIARIES
                               -------------  -------------  --------------  -------------------
Net cash flows (used in)
provided by operating
activities. . . . . . . . . . .  $  (31,175)  $      81,857   $      34,595   $          85,277

Investing activities:
Capital expenditures. . . . . .      (5,184)         (1,676)         (5,587)            (12,447)
Proceeds from disposition of
assets. . . . . . . . . . . . .          26           2,212           1,675               3,913
                               -------------  -------------  --------------  -------------------
Net cash flows (used in)
provided by investing
activities. . . . . . . . . . .      (5,158)            536          (3,912)             (8,534)

Financing activities:
Net proceeds from
(repayments of) short-term
borrowings. . . . . . . . . . .      49,882         (70,688)         20,286                (520)
Proceeds from long-term
borrowings. . . . . . . . . . .           -               -              24                  24
Repayments of long-term
borrowings. . . . . . . . . . .           -            (251)           (286)               (537)
Issuance of treasury stock. . .          32               -               -                  32
Proceeds from exercise of
stock options . . . . . . . . .         619               -               -                 619
Dividends paid. . . . . . . . .      37,017         (12,052)        (28,600)             (3,635)
                               -------------  -------------  --------------  -------------------
Net cash flows provided by
(used in) financing activities.      87,550         (82,991)         (8,576)             (4,017)

Effect of exchange rate
changes on cash and cash
equivalents . . . . . . . . . .           -               -           3,809               3,809
                               -------------  -------------  --------------  -------------------
Net increase (decrease) in
cash and cash equivalents . . .      51,217            (598)         25,916              76,535

Cash and cash equivalents at
beginning of year . . . . . . .      18,295           1,286          41,713              61,294
                               -------------  -------------  --------------  -------------------
Cash and cash equivalents at
end of year . . . . . . . . . .  $   69,512   $         688   $      67,629   $         137,829
                               =============  =============  ==============  ===================



CONSOLIDATED  CONDENSED  STATEMENTS  OF  CASH  FLOWS
YEAR  ENDED  DECEMBER  31,  2003


                                                                                                  MACDERMID
                                                                                 UNRESTRICTED    INCORPORATED
                                                  GUARANTOR      NONGUARANTOR    NONGUARANTOR        AND
                                    ISSUER       SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES
                               ----------------  --------------  --------------  --------------  --------------
Net cash flows (used in)
provided by operating
activities. . . . . . . . . . .  $     (21,946)  $      49,882   $      66,616   $      (3,135)  $      91,417

Investing activities:
Capital expenditures. . . . . .         (3,854)         (1,917)         (6,133)           (623)        (12,527)
Proceeds from disposition of
business and fixed assets . . .          1,590               -             233           5,000           6,823
                               ----------------  --------------  --------------  --------------  --------------
Net cash flows (used in)
provided by investing
activities. . . . . . . . . . .         (2,264)         (1,917)         (5,900)          4,377          (5,704)
                               ----------------  --------------  --------------  --------------  --------------
Financing activities:
Net proceeds from
(repayments of) short-term
borrowings. . . . . . . . . . .         42,724         (40,364)         (3,728)           (112)         (1,480)
Proceeds from long-term
borrowings. . . . . . . . . . .              -               -               -           3,570           3,570
Repayments of long-term
borrowings. . . . . . . . . . .              -               -            (383)         (4,984)         (5,367)
Proceeds from stock options . .            812               -               -               -             812
Purchase of treasury stock. . .        (51,753)              -               -               -         (51,753)
Dividends paid. . . . . . . . .         36,569          (8,629)        (31,694)              -          (3,754)
                               ----------------  --------------  --------------  --------------  --------------
Net cash flows provided by
(used in) financing activities.         28,352         (48,993)        (35,805)         (1,526)        (57,972)

Effect of exchange rate
changes on cash and cash
equivalents . . . . . . . . . .              -               -           1,588             (54)          1,534
                               ----------------  --------------  --------------  --------------  --------------
Net increase (decrease) in
cash and cash equivalents . . .          4,142          (1,028)         26,499            (338)         29,275

Cash and cash equivalents at
beginning of year . . . . . . .         14,153           2,314          15,214             338          32,019
                               ----------------  --------------  --------------  --------------  --------------
Cash and cash equivalents at
end of year . . . . . . . . . .  $      18,295   $       1,286   $      41,713   $           -   $      61,294
                               ================  ==============  ==============  ==============  ==============




CONSOLIDATED  CONDENSED  STATEMENTS  OF  CASH  FLOWS
YEAR  ENDED  DECEMBER  31,  2002


                                                                                                  MACDERMID
                                                                                 UNRESTRICTED    INCORPORATED
                                                  GUARANTOR      NONGUARANTOR    NONGUARANTOR        AND
                                    ISSUER       SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES
                               ---------------  ---------------  --------------  --------------  --------------
Net cash flows (used in)
provided by operating
activities. . . . . . . . . . .  $      14,807   $      48,711   $      53,794   $       8,881   $     126,193

Investing activities:
Capital expenditures. . . . . .         (1,020)         (2,303)         (2,575)         (1,379)         (7,277)
Proceeds from disposition of
fixed assets. . . . . . . . . .            507           1,998             226             159           2,890
                               ---------------  ---------------  --------------  --------------  --------------
Net cash flows (used in)
provided by investing
activities. . . . . . . . . . .           (513)           (305)         (2,349)         (1,220)         (4,387)
                               ---------------  ---------------  --------------  --------------  --------------
Financing activities:
Net proceeds from
(repayments of) short-term
borrowings. . . . . . . . . . .         48,589         (34,516)        (25,019)         (7,410)        (18,356)
Proceeds from long-term
borrowings. . . . . . . . . . .         79,599               -               -           3,012          82,611
Repayments of long-term
borrowings. . . . . . . . . . .       (158,507)              -          (6,198)         (3,571)       (168,276)
Proceeds from stock options . .            360               -               -               -             360
Purchase of treasury stock. . .           (822)              -               -               -            (822)
Dividends paid. . . . . . . . .         26,221         (13,457)        (15,345)              -          (2,581)
                               ---------------  ---------------  --------------  --------------  --------------
Net cash flows provided by
(used in) financing activities.         (4,560)        (47,973)        (46,562)         (7,969)       (107,064)

Effect of exchange rate
changes on cash and cash
equivalents . . . . . . . . . .              -               -              70             140             210
                               ---------------  ---------------  --------------  --------------  --------------
Net increase (decrease) in
cash and cash equivalents . . .          9,734             433           4,953            (168)         14,952

Cash and cash equivalents at
beginning of year . . . . . . .          4,419           1,881          10,261             506          17,067
                               ---------------  ---------------  --------------  --------------  --------------
Cash and cash equivalents at
end of year . . . . . . . . . .  $      14,153   $       2,314   $      15,214   $         338   $      32,019
                               ===============  ===============  ==============  ==============  ==============



MANAGEMENT'S  STATEMENT  OF  FINANCIAL  RESPONSIBILITY

MacDermid,  Incorporated
1401  Blake  St
Denver,  Colorado  80202


To  the  Shareholders  of  MacDermid,  Incorporated

The financial information in this report, including the audited consolidated financial statements, has been prepared by the management of MacDermid, Incorporated. Preparation of consolidated financial statements and related data involves the use of judgment. Accounting principles used in preparing consolidated financial statements are those that are generally accepted in the United States.

To safeguard corporate assets, it is important to have a sound but dynamic system of internal controls and procedures that balances benefits and costs. We employ professional financial management whose responsibilities include implementing and overseeing the financial control system, reporting on management's stewardship of assets entrusted to it by share owners and performing accurate and proper maintenance of the accounts.

Management has long recognized its responsibility for conducting the affairs of MacDermid, Incorporated and its affiliates in an ethical and socially responsible manner. We are dedicated to the highest standards of integrity. Integrity is not an occasional requirement, but a continuing commitment.

KPMG LLP conducts an objective, independent review of management's fulfillment of its obligations relating to the fairness of reported operating results and financial condition. KPMG LLP's report for 2004 appears in this Annual Report.

The Audit Committee of the Board of Directors, consisting solely of directors independent of MacDermid, Incorporated, maintains an ongoing appraisal on behalf of the share owners of the effectiveness of the independent auditors and of our staff of financial and operating management with respect to the financial internal controls.

  /s/  Gregory  M.  Bolingbroke                      /s/  Daniel  H.  Leever
-------------------------------                      -----------------------
     Gregory  M.  Bolingbroke,                         Daniel  H.  Leever,
 Senior  Vice  President,  Finance                    Chairman of the Board
                                                  and  Chief  Executive  Officer



REPORT  OF  INDEPENDENT  REGISTERED  PUBLIC  ACCOUNTING  FIRM

To the Board of Directors and Shareholders of MacDermid, Incorporated:

We have audited the accompanying consolidated balance sheets of MacDermid, Incorporated and its subsidiaries (the Corporation) as of December 31, 2004, and 2003, and the related consolidated statements of earnings and other comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial
statements  are  the  responsibility  of  the  Corporation's  management.   Our
responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MacDermid, Incorporated and subsidiaries as of December 31, 2004, and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of MacDermid, Incorporated's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO), and our report dated March 15, 2005, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

As discussed in Note 1 to the Consolidated Financial Statements, "Summary of Accounting Policies," effective July 1, 2003, the Corporation adopted Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity."

/s/ KPMG, LLP

Hartford,  Connecticut
March  15,  2005



MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of MacDermid, Inc. (MacDermid) is responsible for establishing and maintaining adequate internal control over financial reporting. MacDermid's internal control system was designed to provide reasonable assurance to the management and the Board of Directors of MacDermid regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

MacDermid management assessed the effectiveness of MacDermid's internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on our assessment we believe that, as of December 31, 2004, MacDermid's internal control over financial reporting is effective based on those criteria.


  /s/  Gregory  M.  Bolingbroke                      /s/  Daniel  H.  Leever
-------------------------------                      -----------------------
     Gregory  M.  Bolingbroke,                        Daniel  H.  Leever,
 Senior  Vice  President,  Finance                   Chairman of the Board
                                                  and  Chief  Executive  Officer



REPORT  OF  INDEPENDENT  REGISTERED  PUBLIC  ACCOUNTING  FIRM

The  Board  of  Directors  and  Shareholders of
MacDermid,  Incorporated

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting that MacDermid, Incorporated and subsidiaries (MacDermid or the Corporation) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). MacDermid's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A corporation's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the corporation are being made only in accordance with authorizations of management and directors of the corporation; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that MacDermid maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, MacDermid maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of MacDermid and subsidiaries as of December 31, 2004, and 2003, and the related Consolidated Statements of Earnings and Comprehensive Income, Shareholders' Equity, and Cash Flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 15, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG, LLP

Hartford,  Connecticut
March  15,  2005




FIVE  YEAR  SELECTED  FINANCIAL  DATA
(In  thousands  except  per  share  data)


                                                                                       NINE MONTHS        TWELVE MONTHS
                                                        TWELVE MONTHS ENDED               ENDED               ENDED
                                    --------------------  --------------  ---------  -------------------  -----------------
                                                    2004            2003      2002    DECEMBER 31, 2001    MARCH 31,  2001
                                    --------------------  --------------  ---------  -------------------  -----------------
OPERATING RESULTS:

Net sales. . . . . . . . . . . . .  $            660,785  $      619,886  $611,490   $          472,010   $        759,642
Earnings (loss) from continuing
operations before cumulative
effect of accounting change. . . .  $             53,224  $       49,820  $ 31,477   $          (17,288)  $         43,753
Earnings (loss) from discontinued
operations, net of tax . . . . . .                     -           5,592   (22,128)             (11,624)            (8,949)
Cumulative effect of accounting
change, net of tax . . . . . . . .                     -           1,014         -                    -                  -
                                    --------------------  --------------  ---------  -------------------  -----------------
Net earnings (loss). . . . . . . .  $             53,224  $       56,426  $  9,349   $          (28,912)  $         34,804
                                    ====================  ==============  =========  ===================  =================

Diluted earnings (loss) per
common share:
Continuing operations. . . . . . .  $               1.72  $         1.59  $   0.98   $            (0.54)  $           1.35
Discontinued operations. . . . . .                     -            0.18     (0.69)               (0.37)             (0.28)
Cumulative effect of accounting
change . . . . . . . . . . . . . .                     -            0.03         -                    -                  -
                                    --------------------  --------------  ---------  -------------------  -----------------
Net income . . . . . . . . . . . .  $               1.72  $         1.80  $   0.29   $            (0.91)  $           1.07
                                    ====================  ==============  =========  ===================  =================

FINANCIAL POSITION AT
YEAR END:
----------------------------------
Total assets . . . . . . . . . . .  $            773,719  $      697,235  $707,893   $          790,885   $        884,825
Long-term debt (including short-
term portion). . . . . . . . . . .  $            301,341  $      301,761  $316,467   $          397,402   $        459,102

SHARE DATA:
----------------------------------
Cash dividends declared per
common share . . . . . . . . . . .  $               0.16  $         0.10  $   0.08   $             0.06   $           0.08






SELECTED  QUARTERLY  FINANCIAL  DATA
(Unaudited,  in  thousands  except  per  share  data)



                                                         2004 BY QUARTERS
                                       ---------------------------------------------------
                                         MARCH      JUNE     SEPTEMBER  DECEMBER   TOTAL
                                       --------  ----------  ---------  --------  --------

Net sales . . . . . . . . . . . . . .  $162,012  $  165,053  $ 161,585  $172,135  $660,785
Gross profit. . . . . . . . . . . . .  $ 77,526  $   78,074  $  76,375  $ 81,266  $313,241
Net earnings. . . . . . . . . . . . .  $ 12,893  $   13,385  $  12,043  $ 14,903  $ 53,224
Diluted net earnings per common share  $   0.42  $     0.43  $    0.39  $   0.48  $   1.72

                                                         2003 BY QUARTERS
                                       ---------------------------------------------------
                                         MARCH      JUNE     SEPTEMBER  DECEMBER   TOTAL
                                       --------  ----------  ---------  --------  --------
Net sales . . . . . . . . . . . . . .  $152,803  $  155,320  $ 149,657  $162,106  $619,886
Gross profit. . . . . . . . . . . . .  $ 72,542  $   73,794  $  69,916  $ 74,363  $290,615
Earnings from continuing operations
before cumulative effect of
accounting change . . . . . . . . . .  $ 11,668  $   12,134  $  12,361  $ 13,657  $ 49,820
Net earnings. . . . . . . . . . . . .  $ 11,566  $   12,130  $  13,441  $ 19,289  $ 56,426
Diluted earnings per common share
from continuing operations. . . . . .  $   0.36  $     0.38  $    0.40  $   0.45  $   1.59
Diluted net earnings per common share  $   0.36  $     0.38  $    0.43  $   0.63  $   1.80





MARKET  RANGE  TRADING  RECORD



                                                 2004            2003
                                            --------------  --------------
QUARTER                                      HIGH     LOW    HIGH    LOW
-------------------------                   ------  ------  ------  ------
March                                       $39.73  $33.66  $23.84  $20.10
June                                        $35.65  $30.10  $27.08  $20.16
September                                   $33.78  $26.43  $29.68  $26.05
December                                    $37.20  $27.55  $34.84  $26.50
Closing price December 31                       $36.10          $34.24




DIVIDEND  RECORD



                                                                   2004    2003
                                                         RECORD  PAYABLE  AMOUNT   RECORD   PAYABLE  AMOUNT
QUARTER                                                   DATE     DATE  DECLARED   DATE      DATE  DECLARED
----------                                              --------  -------  -----  --------  -------  -----
March                                                    3/17/04   4/1/04  $0.04   3/17/03   4/1/03  $0.02
June                                                     6/15/04   7/1/04  $0.04   6/16/03   7/1/03  $0.02
September                                                9/15/04  10/1/04  $0.04   9/15/03  10/1/03  $0.03
December                                                12/15/04   1/4/05  $0.04  12/15/03   1/2/04  $0.03



DIRECTORS

DANIEL H. LEEVER, Chairman of the Board and Chief Executive Officer ROBERT ECKLIN, Executive Vice president, Optical Communications of Corning, Incorporated
DONALD G. OGILVIE, President and Chief Executive Officer, American Bankers Association
JOSEPH  M.  SILVESTRI,  Partner  of  Citicorp  Venture  Capital  Ltd.
JAMES C. SMITH, Chairman of the Board and Chief Executive Officer, Webster Financial Corporation
T.  QUINN  SPITZER,  Jr.,  Partner  of  McHugh  Consulting


CORPORATE  HEADQUARTERS:

MacDermid,  Incorporated
1401  Blake  Street
Denver,  CO  80202
(720)  479-3060

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:

KPMG,  LLP
One  Financial  Plaza
Hartford,  CT  06103-4103

SEC  FORM  10-K

The Annual Report, the SEC Form 10-K and periodic reports on SEC Form 10-Q are available at our website, www.macdermid.com, as soon as practicable after the reports are filed with the SEC. These reports are also available free of charge by written request to:
Corporate  Secretary
MacDermid,  Incorporated
245  Freight  Street
Waterbury,  CT  06702

CERTIFICATIONS:

We have included, as required under Section 302 of the Sarbanes-Oxley act, the exhibits to our Form 10-K for 2004 that pertain to the Principle Executive Officer and Principle Financial Officer certifications. Also, we have an annual requirement to file a Section 303 12(a) CEO Certification with the NYSE no later than 30 days after our annual shareholders meeting. Further, we will make this certification available on our website (www.macdermid.com) as soon as practicable after filing with the NYSE.

REGISTRAR  OF  STOCK  AND  TRANSFER  AGENT:

The  Bank  of  New  York
Website:  stock.bankofny.com
Send  Email  to:  Shareowner  -  svcd@bankofny.com

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

MARKET  AND  DIVIDEND  INFORMATION

The common shares of MacDermid, Incorporated are traded on the New York Stock Exchange (NYSE) under the ticker symbol: MRD. Price and shares traded are listed in principal daily newspapers and are supplied by the NYSE. Approximate number of Registered Holders as of March 1, 2005 is 773. CUSIP - 554273 102

ANNUAL  MEETING:

The Annual Meeting of Shareholders will be held on Thursday May 12, 2005, at 3:00pm at our offices at 245 Freight Street in Waterbury, Connecticut.