Form 10-K, Exhibit 13
MACDERMID INC
filed 2006-03-13
CIK 61138

Exhibit 13

2005 Annual Report to Shareholders

Message to Shareholders

Dear Shareholder,

It was recently suggested that this year's shareholders letter take the form of a performance review to “my boss”. I really liked the idea as I strive to never lose sight of who I work for, you the shareholders of MacDermid.

As usual, this is a lengthy letter. I have long followed the lead of Warren Buffett who suggests that CEOs should communicate with shareholders as they would want to be communicated with if they were a partner in a private company. I can’t do that in a few paragraphs. First the numbers.

In 2005, net sales were $738.0 million compared to $660.8 million in 2004. Net earnings were $47.0 million or $1.52 per share down from $53.2 million or $1.72 in the prior year. Earnings per share were reduced by two categories of unusual items. The first we view as one time costs which included $3.8 million in acquisition accounting charges and the settlement of a law suit. The second was restructuring and a divestiture provision of  $3.4 million. There were significant costs incurred in 2005 that will benefit future years. A description of those costs follows in the operating review. Owner Earnings (1) were $46.5 million down from $76.7 million in the prior year reflecting the investment in working capital to fund sales growth. Our year end cash holdings were $80.9 million after spending $92 million on the Autotype acquisition.

CEO performance review 2006. I believe my performance should be judged on intrinsic value creation. If we agree that intrinsic value is the present value of future cash flows, then the steps we took to improve the future cash flows are most important. I am the first to agree that if one spends too much of their time in the future, they may lose sight of the present. Wishful thinking has been the downfall of many CEOs. I will therefore make sure to cover the current results, while keeping the perspective that many short terms add up to and become the long term. Value creation in my view occurs at the intersection of long term strategy and short term execution. The old saying, “If you don’t know where you are going, any road will take you there,” is well suited to our journey. In today’s world, strategy is more critical than ever. The world is changing so fast, missteps in direction are compounded, and quickly. Businesses are being destroyed and created at the speed of light. MacDermid is well grounded in the industrial economy and although this suits our long term cash flow orientation, it has provided challenges recently as the world’s production moves to low cost developing countries. Let’s review how we have coped with this change while we review the strategic positioning of our businesses.

•
Advanced Surface Finishing. In our Advanced Surface Finishing segment, our largest and most important, we have seen a wholesale shift of industrial production to Asia and other low cost developing areas of the world. Had we stayed firmly rooted in North America and Europe we would be in very tough shape today. Thankfully we anticipated the market movement and today, almost 40% of our revenues in ASF are in those developing parts of the world. We have invested heavily in China. Our staffing in greater China increased by 47% in the last three years, including 60 people this year. We commissioned our new factory (our third in greater China) and our technical center near Shanghai. This represented the largest capital investment in the history of MacDermid, some $10 million. This is a significant commitment by any standard, and even greater when you consider our Scottish heritage which emphasizes frugality. We obviously believe strongly in these moves, especially since not one cent was needed for current production. The entire investment is for the future. Yes, this reduced earnings this year, but I believe this is a prime example of lowering current cash flows in exchange for more cash in the future. We recognized the threat and opportunity early. We then executed the plan to transition our business from the developed West to the new opportunities in the developing world. This investment is a “step investment” that won'tt have to be incurred again in the next few years. As a result we expect the cash flows from this business will increase at very attractive rates over the next few years. I believe we rate an A+/A+ on this one. Great strategy - great execution.

•
Printing Solutions - Packaging. Our Printing businesses have also faced changes. In the case of packaging the trend to digital and thermal plate making is pronounced. As one of the four leaders in the analog world of plate making, we are in a race to replace the old technology. We started the race behind the competition in both areas. When we acquired Polyfibron we waited too long to "MacDermidize" the business. As soon as the MacDermidization began, we recognized our position in innovation and began investing in R&D. Only towards the end of 2005 did we start to see the benefits of those investments. Grade B/D. Solid strategy - execution not acceptable.

•
Printing Solutions - Offset. In our Offset printing business, we reviewed our strategy and changed management in 2005. Although we still believe key segments of the Offset world are best served by a “Bookends” model, i.e. dual emphasis on innovation at the front end and technical service on the back end, we now believe this should not be our primary approach. In 2006, we will take steps to modify our strategy and improve the results. Grade D/D. Poor strategy - poor execution.

•
There were two very bright spots in the printing business. In Newspaper plates, MacDermid has undertaken a strategy to develop better technology for printing newspapers by improving upon our lexographic technology. 2005 marked a break through year as three new newspaper facilities committed to our offering. Many newspapers want to print specialty publications in addition to their standard newspapers. Flexographic technology is better able to print these publications than the offset technology currently employed. We have also demonstrated the technical viability of a computer-to-plate solution for flexography that provides the digital workflow desired by newspapers and are close to commercial availability of these systems. With the print capabilities of flexography and a digital workflow, we are now well positioned to expand the print capabilities of a newspaper. Not every newspaper is interested in this capability, but the newspaper market is a multi-billion dollar opportunity, so even a small portion of this market is still very attractive. On our performance scorecard I’d give us an A/A. Great strategy - great execution.

•
The other printing success story is ColorSpan our wide format digital printing business. Shortly after we acquired this business in 2001 we realized that the prior owner had underinvested in R&D. As a result we missed a generation of technology. That caused a painful retrenchment as we skipped to a third generation development effort without the second generation revenues to pay for it. During this period we wrote off a major portion of the $47 million purchase price. Our patience paid off this year. The third generation technology was well received by the market. As a result the business is making an excellent current return on our investment. Our Grade? Another A/A. Great strategy - great execution.

•
Autotype. In 2005 we acquired Autotype, a producer of proprietary films. This represents a good example of our approach in acquisitions. Autotype has an excellent market position in screen printing and hard coated film for membrane switches. These represent fairly stable cash flows. We could get a reasonable return on these businesses by themselves. However, we are looking for more than just a reasonable return. We are looking for some upside that would lead to an enhancement of our overall growth prospects. In Autotype’s case, change at the speed of light is a reality. We are commercializing light management films for portable LCD screens that will enhance the screens’ performance characteristics. This is a big Asia play. We have assigned one of our long standing experienced senior managers to lead this effort in Asia. The synergy of Autotype's technology, manufacturing and leadership team and our Asia team is exciting to watch. Autotype is a leader in in-mold decoration, a technology that bridges printing and industrial applications, especially automotive. It is too early to be sure how successful these new technologies will become, but they do offer exciting prospects. In the meantime we are ahead of the cost synergies we targeted in the acquisition model, some of which is a direct result of MacDermid’s unique management style and identification of “differentiated cost” where we treat costs in between the bookends very differently than the strategic bookend costs. The business is doing well, after a hiccup the first quarter immediately after the acquisition. Scorecard grade? Incomplete - Good strategy - good execution so far.

•
Corporate strategy. Early in 2005 your Board of Directors thoroughly reviewed our corporate strategy. We brought in advisors to supplement the data and help us consider our future direction. We considered the cash flow of our businesses and the growth rates. The overarching conclusion was that we believe the MacDermid operating model is unique. The ability to generate high cash flow from businesses that share a need for the “bookend” strategy, i.e. high need for innovation and high technical service is leveragable. We decided to take a more aggressive posture with acquisitions. We considered using our excess cash flow to buy back stock, but determined that applying the MacDermid business model to acquired businesses offers the highest return and best use of your capital. As a result I spent a considerable amount of my time pursuing acquisitions. We’ll take an incomplete on this one.

Operations Overview

On the face of it, 2005 was not our finest hour operationally. Operating profit was down by $11.7 million or 11%.

In 2005 we incurred one time costs of $0.9 million for purchase accounting for the Autotype acquisition and $2.9 million was expensed to settle a legal issue that related to our printing business before we acquired it. We also incurred $3.4 million in restructuring costs to adjust our cost structure, especially in Europe. Clearly the remaining issues reside in our printing business, especially Packaging. In the Packaging business - as well as playing “catch up” on innovation as discussed above, in late 2004 we also made a strategic decision to terminate a major distributor and take the business direct. The logic was that without a direct presence with the customers, the introduction of new products would be further delayed. The execution on this initiative was less than satisfactory, and as a result, we lost market share. In addition, as we introduced new products, ramping up manufacturing was troublesome and added to costs. Our Corporate President Stephen Largan has taken direct responsibility for the Packaging business on a temporary basis with the intent of getting the business back on track. All of our businesses saw increasing prices of raw materials that accelerated late in the year. Some businesses did a very good job of recovering these costs through price increases; others had to play catch up and will recover the costs in 2006.

In last year’s shareholders message I discussed “laying the foundation for growth.” This shift in emphasis from “hunkering down” to growth is rather profound. We initiated many projects that will help us grow but inconveniently, in the short term we will spend without a return. In our businesses the investments are modest and the returns normally come quickly - but not in the same year as the investment. The more significant P&L investments were:

•	$2 million in expenses in 2005 for our China step infrastructure described above.

•
$1 million for Middletown Delaware plant conversion costs. This was a decision to convert our dry film plant to a multi-purpose film coating plant. This will enable the plant to produce Autotype products and film for our printing business which we previously purchased on the outside. This conversion required us to take the plant off line for a good portion of the year.

•
$1.85 million for increased R&D and European plant start up costs for our newspaper plates business. We added production capability in Europe to support the growing business there. This was all capacity to support growth. We also accelerated our funding for the development effort on our computer-to-plate-project. Our equipment partner was unwilling to fund this investment so we undertook it ourselves.

•
$1.8 million in increased R&D for the packaging business. We added an entirely new team in Europe to expand our technological capability. In addition we had a large number of product introductions which consume large amounts of sample materials as products are fine tuned.

Owner Earnings Management. This year we reported Owner Earnings (1) of $46.5 million. This number is lower than we have come to expect due primarily to increased investment in working capital to fund sales growth. We continue to emphasize working capital management and ended the year with the best ever metrics for accounts receivable and inventory. Capital expenditures were well managed at $14.1 million. Almost all of the expenditure was invested to fund the growth initiatives.

The bottom line is that 2005 was an investment year as we laid the foundation for growth. We believe that at least some of these investments will begin to provide a return in 2006. When we tally up the above, noting the strategic successes and the execution successes, but facing up to the execution misses, I would grade our performance as a C, arguably a passing grade but far from reaching the honor roll. This grade was reflected in my 2005 cash compensation, down 58% and in a commensurate reduction for the executive team, as it should be. Your Board of Directors takes pride in remaining strategically focused. Nevertheless, their patience for operational improvement is not infinite, also as it should be.

The Piper on the front cover of this report, as well as the Corporate Philosophy on the inside front cover, represents far more than a PR image. The entrepreneurial culture is alive and well within MacDermid. If anything, it is stronger than ever. We have only 26 corporate staff at headquarters. This includes all support staff, legal, treasury, SEC reporting, etc. As a result we monitor our units at a very high level. This by necessity requires management of the units to take full responsibility for their results. This structure reinforces the feeling of entrepreneurship. This attracts and promotes independent people, just like the Piper on the front cover. Our entrepreneurial freedom does not translate into flexibility in internal controls. We take pride in coming through the 2005 Sarbanes Oxley 404 audit with no material weaknesses or significant deficiencies. As we grow, we will be successful only to the extent that these operating managers grow and prosper with us. They are guided by the MacDermid Philosophy written in 1962.

In 2005 many of our most senior managers met to revisit our culture and to question what should change. Without exception we agreed that the Philosophy as written fits us as well today as it did when our forbearers wrote it 44 years ago. We did note areas where we could improve in the way we live it each day. We are hard at work trying to honor our heritage by re-pledging to live the Philosophy as an entire document. It is worth looking at. It is a serious, heart felt commitment.

We recognize our progress would not be possible without the support and confidence of you, our shareholders and the efforts and dedication of the Clan MacDermid many of whom are also shareholders. We do not take this for granted.

Sincerely,

Daniel H. Leever
Chairman of the Board and
Chief Executive Officer

(1) - Owner Earnings (A non-GAAP measurement)
MacDermid believes owner earnings are an appropriate measure of performance and cash flow generation from normal business activities. It is calculated directly from the cash flow statement as net cash flows provided by operating activities, less capital expenditures plus proceeds received from the disposition of fixed assets. Owner earnings is not a measure determined in accordance with accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for “Net cash flows provided by operating activities”, or any other measure determined in accordance with GAAP. This calculation is shown below for all periods mentioned.

	(amounts in millions)
	2005	2004
Net cash flows provided by operating activities	$ 59.2	$ 85.3
Capital expenditures	(14.1)	(12.5)
Proceeds from the disposition of fixed assets	1.4	3.9
Owner earnings	$ 46.5	$ 76.7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in thousands of dollars, except shares and per share amounts)

References in this report include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that is based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. The statements contained in this report that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties. We caution investors not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. We undertake no obligation to publicly update or revise any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions, have been used to identify forward-looking statements. These forward-looking statements are made based on management's expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors, including the risk factors described in Item 1A, “Risk Factors”, found in our Annual Report on Form 10-K for the year ended December 31, 2005, are among those that may cause actual results to differ materially from the forward-looking statements:

•	general economic, business and industry conditions in the markets in which we operate;
•	general political conditions, including tax rates or policies and inflation rates;
•	industry and market changes, including the impact of consolidations and changes in competition;
•	risks associated with conducting business in foreign countries, including foreign currency fluctuations;
•	changes in current advertising, promotional and pricing levels;
•	changes in sales mix and difficulty of forecasting sales at various times in various markets;
•	the impact of acquisitions and dispositions;
•	changes in or compliance with laws and regulations, particularly those relating to taxation and protection of the environment;
•	significant litigation adverse to the company, including product liability claims;
•	disruptions of established supply channels, including channel conflicts or the financial weakening of our channel partners;
•	degree of acceptance of new products;
•	our ability to access the debt and equity markets, which will depend on general market conditions and the credit ratings for our debt obligations.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement.

Unless otherwise noted in this report, any description of us includes MacDermid, Inc. (“MacDermid”) as a consolidated entity, the Advanced Surface Finishing segment (“ASF”), the Printing Solutions segment (“MPS”), and our other corporate entities.

The following discussion and analysis explains our general financial condition, changes in financial condition and results of operations as a whole and each of our operating segments, including:

•	Factors affecting our business
•	Our revenues and profits
•	The source of our revenues and profits
•	Why our revenues and profits were different from year to year
•	Where our cash came from and how it was used
•	How the above factors affect our overall financial condition

CONSOLIDATED OVERVIEW

Executive Overview

We are a global specialty chemical company. We generate net revenue and earn our profits from the sale of products, solutions and services to businesses. Our portfolio is broad and includes products and services supplied for the metal and plastic finishing, electronics, graphic arts and offshore oil industries. We report for our business groups in the following financial segments: Advanced Surface Finishing and Printing Solutions.

The Advanced Surface Finishing (“ASF”) segment supplies chemicals used for finishing metals and non-metallic surfaces for automotive and other industrial applications, electro-plating metal surfaces, etching, and imaging to create electrical patterns on circuit boards for the electronics industry, and offshore lubricants and cleaners for the offshore oil and gas markets. Our June 2005 acquisition of Autotype International Ltd. and associated entities (“Autotype”) further augmented this segment by adding the production of hard-coated films for the membrane switch and touch screen markets. Our ASF segment was our largest contributor to both revenue and earnings in 2005, 2004, and 2003.

The Printing Solutions (“MPS”) segment supplies an extensive line of offset printing blankets, photo-polymer plates and digital printers for use in the commercial printing and packaging industries for image transfer. Our June 2005 acquisition of Autotype added high quality stencil materials and digital pre-press products for screen printing.

In both of our business segments, we continue to invest significant resources in research and development and intellectual properties such as patents, trademarks, copyrights and trade secrets, as our business depends on these activities for our financial stability and future growth.

We focus on growing revenues and the generation of cash from operations in order to build shareholder value. Specifically, we plan to improve top line sales growth over the longer term by focusing on:

•	utilizing our technical service and outstanding products to penetrate global markets for all products,
•	supporting working capital initiatives focused on maximizing cash flows during a period of continued economic uncertainty in our primary markets,
•	emphasizing efficiency improvements throughout the organization,
•	adding new products through internal research and development, relying heavily on our internal knowledge base,
•	strengthening the common identity of our products through a new branding initiative called "Yes We Can!", and
•	strategic acquisitions of companies, products, or technologies.

Our products are sold in a competitive, global economy, which exposes us to certain currency, economic and regulatory risks and opportunities. Approximately 57% of our net sales and identifiable assets for the twelve month period ended and as of December 31, 2005, are denominated in currencies other than the U.S. dollar. These currencies include predominantly the Euro, British Pound Sterling, the Hong Kong dollar and the Japanese Yen. We do not manage our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates on our earnings, cash flows and fair values of assets and liabilities; therefore, our financial performance could be positively or negatively impacted by changes in foreign exchange rates in any given reporting period. For most currencies, we are a net receiver of the foreign currency and therefore benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currency. For the year ended December 31, 2005, there was a slightly positive foreign currency translation effect on the consolidated statement of net earnings totaling $230, and a negative foreign currency translation effect on the consolidated balance sheet totaling $21,298.

Our competitors include many large multi-national chemical firms based in Europe, Asia, and the U.S. New competitive products or pricing policies of our competitors can materially affect demand for and pricing of our products, which could have a significant impact on our financial results.

We are influenced predominantly by two general industries: the specialty chemical and printing industries. In the specialty chemical industry, profit is generated by creating proprietary products and process technologies, and delivering high levels of customer service. Currently, a number of key characteristics and trends are impacting the industry, including market fragmentation, globalization, the need for financial resources to support research and development, a renewed focus on core businesses and the increasing importance of size and scale. The Asian market presents growth opportunities, and our electronics group continued to see growth in Asia due to favorable market conditions. In 2005, we opened a second facility in China to support our expansion in this market. Our growth in the electronics market in Asia was partially offset by market weakness in Europe and the Americas. We also experienced growth in our Offshore Fluids group in 2005, due largely to a worldwide increase in offshore oil field development activities. In the printing industry, we continue to see challenging growth opportunities in an increasingly competitive environment. The industry is marked by globalization, market fragmentation, pricing pressures, and the growing digital printing technologies. Between 1997 and 2005, businesses calling themselves “digital printers” accounted for most of this industry’s growth. Our business groups that supply offset printing blankets and photo-polymer plates continue to be affected by an overall soft market and changes in our distribution system, as we are increasingly selling directly to our customers in the U.S. Our digital printer group, which manufactures wide-media printers, is currently benefiting from the market acceptance of our new product offerings.

We seek to enhance our profitability by investing in technology, design capabilities and new product initiatives that respond to the needs of our customers and consumers. We will continue to seek ways to expand our business in Asia, Europe and the Americas. We intend to selectively pursue strategic acquisitions, where appropriate, to expand or complement our existing business. We expect that any such acquisitions will be consistent with our core businesses, and will strengthen our relationships with our customers, enhance our existing products, processes and technological capabilities or lower our costs. Our ability to increase sales in the future will depend, in part, on our success in penetrating Asian markets and leveraging our existing customer base across all product lines in Europe and in the Americas. We continually evaluate alternatives to lower the operating costs of our company. This includes the realignment of our existing manufacturing capacity, facility closures or similar actions.

In June 2005, we acquired all of the outstanding capital stock of Autotype International Limited and associated entities from Norcros (Holdings) Limited of the UK (“Autotype”). The acquisition broadened our product offerings in both of our operating segments. Net assets acquired, including goodwill and intangibles, totaled $92,432. The net assets and results of operations are included in our financial statements since the acquisition date. For more information regarding this acquisition, see Note 17 in our Notes to the Consolidated Financial Statements.

In the third and fourth quarters of 2005, as part of our effort to lower the operating costs of our company, we began to implement certain consolidation actions. These actions are intended to better align our manufacturing capacity with the changing needs of our customers, eliminate excess capacity, lower our operating costs, and streamline our organizational structure for improved long-term profitability. The restructuring actions consist primarily of facility consolidations and closures, including the movement of certain manufacturing operations, and employee terminations. In connection with the restructuring actions, we incurred charges of $3,263 during the year ended December 31, 2005. For more information regarding our consolidation actions, see Note 18 in our Notes to the Consolidated Financial Statements.

In the year ended 2005, our results reflected top line sales growth with the acquisition of Autotype and favorable market conditions in some of our ASF segment markets, as well as the introduction of new products by one of our MPS units. The addition of Autotype sales contributed to an increase in net income when compared to the year ended December 31, 2004. A change in the product mix along with higher raw materials costs and lower volumes due to soft market conditions in some of our units resulted in a decreased gross profit percentage. Increases in research and development activities and the expenses from our new Autotype division increased our operating expense. Taken together, these activities resulted in a decrease in net income when compared to the year ended 2004.

From a cash flow standpoint, our liquidity position remained sufficient in 2005, with working capital of $218,521 at December 31, 2005. Cash decreased $56,897 during the year, due primarily to the acquisition of Autotype in June 2005. The cash used by investing activities was partially offset by cash generated from our operating activities.

We intend the discussion of our financial condition and results of operations that follows to provide information that will assist you in understanding our Consolidated Financial Statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect our Consolidated Financial Statements. The discussion of results of operations includes both consolidated and segment-level information.

RESULTS OF OPERATIONS

Summary of the consolidated results for the years ended December 31, 2005, 2004, and 2003.

	Year Ended		2004	Year Ended	2003
	December 31,		to 2005	December 31,	to 2004
	2005	2004	%Change	2003	%Change
			Favorable (Unfavorable)		Favorable (Unfavorable)
Net sales	$ 738,043	$ 660,785	11.7%	$ 619,886	6.6%
Cost of sales	413,311	347,544	(18.9%)	329,271	(5.5%)
Gross profit	324,732	313,241	3.7%	290,615	7.8%

Gross profit percentage	44.0%	47.4%	**	46.9%	**

Operating expenses	230,999	207,831	(11.1%)	191,465	(8.5%)
Operating profit	93,733	105,410	(11.1%)	99,150	6.3%

Interest income
(expense), net	(28,082)	(29,615)	(5.2%)	(30,178)	1.9%
Other income (expense)	(40)	1,942	**	4,314	**

Earnings from continuing
operations before income
taxes and cumulative effect
of accounting change	65,611	77,737	(15.6%)	73,286	6.1%
Income taxes	(18,568)	(24,513)	24.3%	(23,466)	(4.5%)

Earnings from continuing
operations before cumulative
effect of accounting change	47,043	53,224	(11.6%)	49,820	6.8%
Discontinued operations,
net of tax	-	-	**	5,592	**
Cumulative effect of
accounting change	-	-	**	1,014	**
Net earnings	$ 47,043	$ 53,224	(11.6%)	$ 56,426	(5.7%)

Basic earnings
per share	$ 1.55	$ 1.76	(11.9%)	$ 1.81	(2.8%)

Diluted earnings
per share	$ 1.52	$ 1.72	(11.6%)	$ 1.80	(4.4%)

**Not a meaningful statistic.

Summary of key segmented results for the years ended December 31, 2005, 2004, and 2003.

	Year Ended		2004	Year Ended	2003
	December 31,		to 2005	December 31,	to 2004
	2005	2004	%Change	2003	%Change
			Favorable (Unfavorable)		Favorable (Unfavorable)
Advanced Surface
Finishing
Total net sales	$ 423,256	$ 386,723	9.4%	$ 348,131	11.1%
Operating profit	$ 61,632	$ 62,728	(1.7%)	$ 50,858	23.3%
Operating profit
percentage	14.6%	16.2%	**	14.6%	**

Printing Solutions
Total net sales	$ 314,787	$ 274,062	14.9%	$ 271,755	0.8%
Operating profit	$ 32,101	$ 42,682	(24.8%)	$ 48,292	(11.6%)
Operating profit
percentage	10.2%	15.6%	**	17.8%	**

Consolidated Total
Total net sales	$ 738,043	$ 660,785	11.7%	$ 619,886	6.6%
Operating profit	$ 93,733	$ 105,410	(11.1%)	$ 99,150	6.3%
Operating profit
percentage	12.7%	16.0%	**	16.0%	**

** Not a meaningful statistic.

2005 vs. 2004

Net sales

We experienced an increase in sales of $77,258, or 11.7%, during the year ended December 31, 2005, when compared with the previous year. For the same periods on a currency-adjusted basis, net sales grew by $75,590, or 11.4%, increasing both in the ASF and MPS segments. The June 14, 2005 acquisition of Autotype added $49,500 to sales, which benefited both the ASF and MPS segments, and accounted for 7.4% of the increase.

Our ASF segment benefited from organic volume growth in both our electronics and Offshore Fluids groups. Our electronics group continued to see robust growth in Asia due to favorable market conditions; this increase was partially offset by market weakness for electronic products in Europe and the Americas. The Offshore Fluids group benefited in fiscal year 2005 from increased oil field development activities throughout the world. Our industrial products sales declined overall due to decreased automotive production in Europe; this decline was partially offset by new sales growth in both the Americas and Asia. Revenues from the Autotype acquisition on June 14, 2005 added $24,472 to fiscal 2005 ASF segment sales.

Our MPS segment benefited from growth in our digital printer group due to market acceptance of new wide-format ink printer product offerings. This increase was partially offset by soft market conditions which led to a $8,242 decline in overall sales volume in groups that supply the commercial, packaging and publication printing industries. Revenues from the Autotype acquisition on June 14, 2005 added $25,045 to fiscal 2005 MPS segment sales.

Cost of sales and gross profit

We experienced an increase in cost of sales of $ 65,767, or 18.9%, during the year ended December 31, 2005, in comparison to the previous year. Excluding the effects of foreign currency, our cost of sales increased 19.3% during 2005, when compared to the prior year. This increase was greater than our currency-adjusted sales increase of 11.4% for the year ended December 31, 2005, resulting in a 3.4% decrease in gross profit percentage. The acquisition of Autotype contributed $27,149 or 41.3% of the total increase to cost of sales. Autotype’s fixed manufacturing costs, which affect both the ASF and MPS segments, are inherently higher than manufacturing costs of our traditional products. Excluding the impact of Autotype and currency effects, cost of sales increased 11.1% due largely to higher raw materials and fixed manufacturing costs, which affected both the ASF and MPS segments. Raw materials costs rose, in part, due to higher demand for raw materials. We incurred manufacturing inefficiency costs at operating locations impacted by restructuring actions as described in Note 18 in our Notes to the Consolidated Financial Statements. Specifically, there was lowered absorption of fixed manufacturing costs in connection with the relocation of production lines from our MPS facility in Evreux, France to a separate existing facility in Cernay, France. Manufacturing inefficiencies were also experienced due to equipment upgrades at our ASF facility in Middletown, Delaware.

Operating expenses

Operating expenses increased 11.1% during the year ended December 31, 2005, when compared to the prior year, or 9.5%, on a currency-adjusted basis. Most of this increase, in both the ASF and MPS segments, resulted from our newly acquired Autotype group, which added operating expenses of $13,210, or 5.7% of total expense. There was also increased research and development costs of $5,284, and restructuring charges of $3,263, associated with facility closures in Schaumburg, Illinois, and Evreux, France, as well as other employee terminations in Europe. For additional discussion regarding restructuring actions, refer to Note 18 in our Notes to the Consolidated Financial Statements. Our MPS segment also incurred additional selling and technical costs associated with new product launches, as well as a charge of $2,500 to settle certain litigation, as described in Note 14 in our Notes to the Consolidated Financial Statements.

Operating profit

Operating profit during 2005 decreased approximately 11.1% when compared to 2004, or 11.4%, on a currency-adjusted basis. As a percent of sales, operating profit was 12.7% for the current year, as compared to 16.0%, for the prior year. Our operating profit decrease was the result of decreased gross profit percentages, higher operating expenses, and restructuring charges as noted above. The overall impact the Autotype acquisition was $3,773 to operating profit before purchase accounting and restructuring charges of $1,298.

Interest income (expense)

Interest income increased in fiscal 2005 as compared to the prior year because we had more funds to invest at a higher blended rate prior to our acquisition of Autotype. Interest expense decreased as we had less short-term borrowings in fiscal 2005 as compared to the prior year. These two factors combined resulted in a net positive impact of $1,533 in fiscal 2005 as compared to the prior year.

Income tax expense

Our effective tax rate for the year ended December 31, 2005 was 28.3%, down from 31.5% in 2004. The drop in the rate was due primarily to a reduction in foreign repatriations to the US as a result of the acquisition of the Autotype group of companies in June.

Net earnings

Net earnings during the year ended December 31, 2005 decreased by approximately $6,181 or 11.6%, compared to the same period in 2004. For the same periods on a currency-adjusted basis, net income decreased $6,411 or  12.0%, which represents a favorable impact from currency effect of $230. As discussed above, the fluctuation was due primarily to higher cost of sales and operating expenses, acquisition and restructuring charges, and certain litigation settlements (as described in Note 14 in our Notes to the Consolidated Financial Statements).

2004 vs. 2003

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

Interest income (expense)

Interest income (expense), net remained relatively constant in 2004 compared with 2003. We experienced some benefit from higher interest income earned from holding higher cash balances during fiscal year 2005. This balance consists primarily of interest expense on our outstanding fixed interest rate bonds.

Other income

We realized a gain of $2,214 on the purchase of treasury stock from a third party on September 22, 2003, representing the difference between the market price of the shares on the date of purchase and the actual purchase price pursuant to an outstanding purchase and sale agreement (see Note 11 in our Notes to the Consolidated Financial Statements). In 2004, we realized a foreign currency exchange loss of $1,541. This was partially offset by gains from the disposal of a small joint venture interest and other non-operating activities; however, the overall net decrease in total miscellaneous income was $831.

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

Earnings from continuing operations

Earnings from continuing operations before the cumulative effect of accounting change increased 6.8% year-over-year, or 1.6% on a currency-adjusted basis. This increase is due primarily to an increase in our gross profit percentage coupled with lower interest expense, which was partially offset by higher operating costs, as discussed above.

Discontinued operations

In 2003, we sold our 60% interest in Eurocir S.A. (“Eurocir”) to the 40% stakeholders of Eurocir. The sale, which represented substantially our entire electronics manufacturing segment, was treated as a discontinued. There were no significant divestitures in 2004.

Net earnings

2004 net earnings decreased 5.7% from 2003, or 9.7% on a currency-adjusted basis. This decrease was due to one-time gains experienced in 2003 related to the disposal of our Eurocir business and a cumulative effect of an accounting change. Excluding these factors, net earnings increased 6.8%, or 1.6% on a currency-adjusted basis, year-over-year due to the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our primary source of liquidity during 2005 was cash generated from operating activities. We expect that our future working capital, capital expenditures and dividend requirements will be satisfied primarily from existing cash balances, cash generated from operations and available credit facilities.

Information about our financial position for the three years ended December 31, 2005 is presented in the following table:

	2005	2004	2003
Financial Position Summary:
Cash and cash equivalents	$ 80,932	$ 137,829	$ 61,294
Net working capital	218,521	260,103	179,692
Net working capital, excluding non-monetary items *	94,811	151,172	72,820
Short-term debt	730	753	1,498
Long-term debt	301,043	301,077	301,203
Stockholders’ equity	331,886	304,031	239,012
* Non-monetary items are inventories, prepaid expenses
and deferred income taxes.
Ratios:
Long-term debt to total capital ratio	47.6%	49.8%	55.8%
Total debt to equity ratio	90.9%	99.3%	126.6%

Cash Flow Activities

The table below summarizes our cash flows for the years ended December 31, 2005, 2004, and 2003:

	2005	2004	2003
Cash provided by (used in):
Continuing operations	$ 59,168	$ 85,277	$ 94,552
Discontinued operations	-	-	(3,135)
Total Operating Activities	59,168	85,277	91,417
Investing Activities	(105,559)	(8,534)	(5,704)
Financing Activities	(3,625)	(4,017)	(57,972)
Effect of exchange rate changes on cash	(6,881)	3,809	1,534
Net change in cash	$ (56,897)	$ 76,535	$ 29,275

The table below summarizes our key performance metrics as of December 31, 2005, 2004, and 2003:

	2005	2004	2003

Days of sales outstanding in accounts receivable	71	74	76
Days of supply in inventory	74	80	78
Days of purchases outstanding in accounts payable	(48)	(55)	(55)
Cash conversion cycle	97	99	99

Days of sales outstanding in accounts receivable ("DSO") measures the average number of days our receivables are outstanding. DSO is calculated by dividing accounts receivable, net of allowance for doubtful accounts, by a 90-day average net revenue.

Days of supply in inventory ("DII") measures the average number of days from procurement to sale of our product. DII is calculated by dividing net inventory by a 90-day average cost of goods sold.

Days of purchases outstanding in accounts payable ("DPO") measures the average number of days our accounts payable balances are outstanding. DPO is calculated by dividing accounts payable by a 90-day average cost of goods sold.

Our working capital requirements depend upon our effective management of the cash conversion cycle, which represents effectively the number of days that elapse from the day we pay for the purchase of raw materials to the collection of cash from our customers. The cash conversion cycle is the sum of DSO and DOS less DPO.

2005 Compared to 2004

Our cash flow provided by operating activities was $59,168 during 2005, which was a $26,109 decrease from cash provided in the prior year. The decrease was primarily a result of lower income, changes in accounts receivable and deferred income taxes. The changes in deferred income taxes were largely a result of the Autotype acquisition in June 2005. For more information regarding this acquisition, see Note 17 in our Notes to the Consolidated Financial Statements. Our cash conversion cycle improved from 99 days in 2004 to 97 days in 2005.

Net cash used in investing activities increased significantly during the year ended December 31, 2005, compared to the same period in 2004. Business acquisitions totaled $93,182, of which $92,432 was attributable to the acquisition of Autotype, as described in Note 17 in our Notes to the Consolidated Financial Statements. Capital spending also increased in 2005, due primarily to the completion of a new plant in China for our ASF segment.

Net cash used by financing activities was $3,625 in fiscal year 2005, which was a slight decrease compared to net cash used by financing activities in the prior year. The change was due principally to the timing of our quarterly dividend payments and the exercise of employee stock options. Dividends paid as of the twelve months ended December 31, 2005 includes the fourth quarter 2004 dividend payment, which was funded in January 2005. Dividends paid as of the twelve months ended December 31, 2004 do not include the fourth quarter 2003 dividend payment, because it was funded in December 2003. Please see further discussion regarding dividends below. Cash used to pay dividends was offset partially by proceeds received from the exercise of employee stock options in fiscal year 2005, as well as increased net short-term borrowings, which were used to fund working capital requirements in Europe in conjunction with the Autotype acquisition in that region.

2004 Compared to 2003

Our cash flow provided by operating activities was $85,277 during 2004, which was a $6,140 decrease from cash provided in the previous year. Year-over-year changes in cash flow from operating activities were driven by the cash impact of discontinued operations and changes in tax assets and liabilities, inventories, and accounts receivable. Our cash conversion cycle remained stable compared to the prior year, at 99 days. Excluding the effect of discontinued operations, cash provided by operating activities decreased $9,275 or nearly 10%, year-over-year. Tax positions in 2004 reduced the negative impacts of tax activities on cash flows in 2004 when compared to the prior year. Inventories and accounts receivable increased during 2004 as a result of increased sales activity in the year in contrast to 2003, when proactive working capital measures had the effect of reducing inventories and other current accounts.

Cash used in investing activities increased $2,830 for the year ended December 31, 2004, when compared with the previous year. 2003 benefited from proceeds from the disposition of our Electronics Manufacturing segment, as described in Note 16 in our Notes to the Consolidated Financial Statements. In 2004, we earned higher proceeds from fixed asset dispositions, due in large part to the sale of equipment formerly associated with our Electronics Manufacturing segment for approximately $1,700 as described further in Note 16 in our Notes to the Consolidated Financial Statements.

On May 7, 2003, we purchased 1,350,000 shares of our common stock from one of our shareholders for approximately $30,500. On September 22, 2003, we purchased all of the remaining shares owned by that shareholder for an additional $21,293. As a result, our net cash used in financing activities decreased significantly during the 2004 year compared with the prior year. Excluding the effects of these purchases, net cash used in financing activities decreased approximately $2,200 year-over-year. This change was driven by higher net debt repayments during 2003 compared with 2004. The timing cash dividend payments paid during 2004 was consistent with those paid in 2003. Please see further discussion regarding dividends below.

Contractual Obligations

The impact that our contractual obligations as of December 31, 2005 are expected to have on our liquidity and cash flow in future periods is as follows:

		Less than	2 - 3	4 - 5	After 5
	Total	1 Year	Years	Years	Years
Long-term debt	$ 301,582	$ -	$ -	$ -	$ 301,582
Semi-annual bond interest	165,072	27,512	55,024	55,024	27,512
Capital leases	677	233	324	50	70
Operating leases	58,829	8,892	10,360	7,601	31,976
Purchase oblisgations
and other	5,841	5,785	48	8	-
Total contractual cash
commitments	$ 532,001	$ 42,422	$ 65,756	$ 62,683	$ 361,140

The Company has 9 1/8% Senior Subordinated Notes ("Bond Offering" or “Bonds”), due 2011, for the face amount of $301,500. Interest on this Bond Offering is due semi-annually on January 15th and July 15th. Pursuant to the Bond Offering, the Company is subject to covenants requiring certain qualitative and quantitative thresholds, including a requirement to maintain a defined fixed charge ratio greater than or equal to 2.25 to 1.0. The incurrence of additional debt (excluding the Bond Offering) is also limited, as are certain defined restricted payments. The Company was in compliance with all of these covenants as of December 31, 2005. If these covenants are violated, and we are unable to negotiate a waiver or amendment thereof, the Bonds may be called for payment.

Short-Term Liquidity

The majority of our liquidity is derived from cash on hand and cash produced from operations. We have a long-term credit arrangement, which consists of a committed revolving loan facility that permits borrowings, denominated in U.S. dollars and foreign currencies, of up to $50,000. This facility expires in April 2006. We have other uncommitted credit facilities which presently total approximately $48,969. These facilities expire and may be renewed on a yearly basis.
The revolving credit facility above includes the following financial covenants:

•	a consolidated net worth greater than $206,546

•
a ratio of bank-defined earnings before income taxes (“EBIT”) to interest expense greater than 2.75 to 1.0, and a ratio of bank-defined total debt to earnings before tax, depreciation and amortization (“EBITDA”) of no greater than 3.25 to 1.0

We were in compliance with all of these covenants as of December 31, 2005. If these covenants are violated, and we are unable to negotiate a waiver or amendment thereof, the lender would have the right to declare an event of default, terminate the remaining commitment and accelerate all principal and interest outstanding. There has been no balance outstanding or activity on this committed revolving loan facility for any of the periods presented.

The following table reflects our ability to fund both our required obligations and our shareholder growth initiatives for 2006, using our current financial resources:

Cash and cash equivalents as of December 31, 2005	$ 80,932
Other net current monetary assets and liabilities as of
December 31, 2005	13,879
94,811

Available borrowings under revolving loan facility	50,000
Availability under other uncommitted credit facilities	48,969
Total cash available and potentially available	193,780

Contractual cash commitments due in next year	42,422
Expected 2006 pension funding	12,600
Expected 2006 capital expenditures	15,000
Expected 2006 dividend payments	7,344
Excess of cash available and potentially available over
requirements	$ 116,414

Our liquidity position remained sufficient in 2005, albeit at lower levels than at the end of the prior year. Our reduction in liquidity is reflected in our lower levels of cash on hand. Our cash levels at the end of 2005 were $56,897 lower than at the end of 2004, due in large part to the acquisition of Autotype in June 2005, which was funded principally with existing cash on hand.

Our ability to obtain additional financing, if necessary, will depend upon a number of factors, including our future performance and financial results, and capital market conditions. We cannot assure you that we will be able to raise additional capital on reasonable terms or at all.

Capital and Other Funding Activities

Our primary capital and other funding activities for the three years ended December 31, 2005, 2004, and 2003, respectively, were as follows:

	Year Ended December 31,
	2005	2004	2003

Capital additions	$ 14,059	$ 12,447	$ 12,527
Acquisition of business	93,182	-	-
Common stock dividends	6,693	3,635	3,754
Repayments of long-term debt	494	537	5,367
Acquisition of treasury shares	-	-	51,753
	$ 114,428	$ 16,619	$ 73,401

Capital additions
Our capital additions for the three years ended December 31, 2005, 2004, and 2003, respectively, were $14,059, $12,447, and $12,527. The capital expenditures in 2005, 2004, and 2003 were primarily for maintenance capital and building our plant in Suzhou, China. Capital expenditures in 2004 also included additions to our plant in Wigan, United Kingdom. Future yearly capital requirements are not expected to exceed $15,000.

Acquisition of business
In June 2005, we acquired all of the outstanding capital stock of Autotype International Ltd. and associated entities from Norcros (Holdings) Limited of the UK (“Autotype”). Net assets acquired, including goodwill and intangibles, totaled $92,432. The net assets and results of operations are included in our financial statements since the acquisition date. In June 2005, we also acquired a marketing distribution channel for our North American printing blankets business for $995. Of this amount, $245 was accrued in related costs as of December 31, 2005. For more information regarding these acquisitions see Note 17 in our Notes to the Consolidated Financial Statements.

Dividends
Dividends paid on our common stock for the three years ended December 31, 2005, 2004, and 2003, totaled $6,693, $3,635, and $3,754, respectively, or $0.24 , $0.16, and $0.10 per share, respectively. All dividends were paid out of current earnings. We expect to pay quarterly cash dividends in the future, although such payment is dependent upon our financial condition, results of operations, capital requirements, alternative uses of capital and other factors. Our revolving credit facility and bond facilities also have restricted payment covenants which could limit the amount the amount of dividends payable. Dividends for fiscal year 2006 are expected to approximate $7,344.

Common Stock Repurchases
The Board of Directors from time-to-time authorizes the purchase of issued and outstanding shares of MacDermid, Inc.'s common stock. Pursuant to such authorization, in a privately negotiated transaction, MacDermid acquired 1,350,000 common shares on May 7, 2003, for $22.60 per share, and acquired 851,720 common shares on September 22, 2003, for $25.00 per share. Future repurchases of additional shares may be acquired through privately negotiated transactions or on the open market, and will depend on various factors, including the market price of the shares, our business and financial position, borrowing covenants, as well as general economic and market conditions. Additional shares acquired pursuant to such authorizations will be held in our treasury and will be available for us to issue for various corporate purposes without further shareholder action (except as required by applicable law or the rules of any securities exchange on which the shares are then listed). On May 12, 2005, the Board of Directors authorized the repurchase of up to an aggregate of 5,000,000 shares of the Company’s common stock, replacing all previous authorizations, and at December 31, 2005, such a repurchase would cost approximately $139,500.

Adequacy of Liquidity Sources

We believe that cash flows from operations and availability under our revolving credit facility will be sufficient to meet our long-term debt maturities, projected capital expenditures and anticipated working capital requirements for the foreseeable future; however, our cash flows from operations, borrowing availability and overall liquidity are subject to risks and uncertainties, as described in “—Executive Overview”, and in Item 1A, “Risk Factors,” and our statement regarding “Safe Harbor for Forward-Looking Information”, both of which may be found in our Annual Report on Form 10-K for the year ended December 31, 2005.

Off-Balance Sheet Arrangements

We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPEs”) or variable interest entities (“VIEs”). SPEs and VIEs can be established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2005, we are not involved in any unconsolidated SPEs or VIEs.

CUSTOMER CONCENTRATIONS

There is no major portion of our business that is dependent upon a single customer or a few customers.

LEGAL AND ENVIRONMENTAL MATTERS

Environmental Issues:

The nature of our operations, as manufacturers and distributors of specialty chemical products, expose us to the risk of liability or claims with respect to environmental cleanup or other matters, including those in connection with the disposal of hazardous materials. As such, we are subject to extensive U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing discharges of pollutants into the air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated properties. We have incurred, and will continue to incur, significant costs and capital expenditures in complying with these laws and regulations. We could incur significant additional costs, including cleanup costs, fines, sanctions, and third-party claims, as a result of violations of or liabilities under environmental laws. In order to ensure compliance with applicable environmental, health and safety laws and regulations, we maintain a disciplined environmental and occupational safety and health compliance program, which includes conducting regular internal and external audits at our plants to identify and categorize potential environmental exposure.

Asset Retirement Obligations:

Asset retirement obligations are based principally on legal and regulatory requirements. At December 31, 2005, we have accrued $1,404 for our asset retirement obligation for properties where we can make a reasonable estimate of the future cost. On an ongoing basis, our management evaluates their estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions. Changes in the estimate during three years ended December 31, 2005 have not been significant.

Environmental Remediation:

As of December 31, 2005, we reserved $2,715 for various environmental matters. Ultimate costs may vary from current estimates and reserves, and the discovery of additional contaminants at these or other sites, or the imposition of additional cleanup obligations, or third-party claims relating thereto, could result in significant additional costs.

The following summary provides some details regarding the Company’s environmental liabilities:

•
We are named as a potentially responsible party (“PRP”) at two Superfund sites (Fike-Artel in Nitro, West Virginia, and Solvents Recovery in Southington, Connecticut), in which many other PRPs are also involved. With respect to both of these sites, we have entered into cost sharing agreements that result in costs of less than $10 per year for funding the Company’s share of the ongoing cleanup costs at each site. No reserve has been established, given the deminimus nature of the costs. Our cost sharing percentage at each site is 0.2%. On October 31, 2005, the Environmental Protection Agency (“EPA”) notified the Company of alleged deminimus responsibility for certain contamination at the Mercury Refining Site in New York. MacDermid entered into a settlement agreement with the EPA to resolve this deminimus liability for a payment of $1.

•
Some of our facilities have an extended history of chemical and industrial activity. We are directly involved in the remediation of sites that have environmental contamination arising from its operations. These sites include certain sites such as the Kearny, New Jersey and Waukegan, Illinois sites, which were acquired in the December 1998 acquisition of W. Canning plc. With respect to the Kearny, New Jersey site, our Canning subsidiary withheld, under the Acquisition Agreement (“the Acquisition Agreement”), a deferred purchase price payment of approximately $1,600. We estimate the range of clean-up costs at these sites to be between $2,000 and $5,000. The owners of the Kearny, New Jersey site have primary responsibility for clean-up costs that exceed the deferred purchase price. Investigations into the extent of contamination at these sites are, however, ongoing.

•
We are in the process of characterizing contamination at our Huntingdon Avenue, Waterbury, Connecticut site, which was closed in the quarter ended September 30, 2003. The extent of required remediation activities at the Huntingdon Avenue site has not yet been determined; however, we do not anticipate that we will be materially affected by the environmental remediation costs.

Legal Proceedings:

From time to time, there are various legal proceedings pending against us. We consider all such proceedings to be ordinary litigation incident to the nature of our business. Certain claims are covered by liability insurance. We believe that the resolution of these claims, to the extent not covered by insurance, will not individually or in the aggregate, have a material adverse effect on our financial position or results of operations. To the extent reasonably estimable, reserves are established regarding pending legal proceedings. On July 25, 2005, the Company settled a litigation which had been brought against the Company by a supplier in exchange for a payment of $5,000. The litigation had arisen as a result of a contractual dispute. The underlying contract and the dispute had been inherited by a Company subsidiary as a result of the acquisition of PTI, Inc. in December 1999. The Company had previously reserved $2,500 as a contingency in this litigation. As a result of the July 2005 settlement, we charged an additional $2,500 against our second quarter results. We paid the full settlement amount during the third quarter of 2005.

CRITICAL ACCOUNTING ESTIMATES

General: In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management must make estimates and assumptions that effect reported amounts in our consolidated financial statements. Management uses their best judgment based on their understanding and analysis of the relevant circumstances to reach these decisions. These judgments, by nature, are subject to an inherent degree of uncertainty. Accordingly, actual results could differ significantly from the estimates applied. Management has reviewed our critical accounting estimates with our Audit Committee and our Board of Directors.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably likely to occur could materially impact the financial statements. Management believes the following critical accounting policies reflect the significant estimates and assumptions used in the preparation of the Consolidated Financial Statements.

Allowance for doubtful receivables: We maintain an allowance for estimated credit losses based upon our historical collections experience and any specific customer collection issues that we have identified through continuous monitoring of customer collections and payments. Historically, our provisions for such bad debts based on historical experience have adequately matched actual experience, however, there is no guarantee that we will continue to experience the same credit loss rates as in the past. Further, we are not able to predict future changes in the financial condition of our customers. If circumstances related to our customers deteriorate or if credit loss rates change considerably from past experience, our estimates of the recoverability of our trade receivables could be materially affected, we may be required to record additional allowances. As of December 31, 2005, 2004, and 2003, our allowance for doubtful receivables was $10,966, $11,822, and $11,908, respectively.

Reserve for obsolete inventories: We value inventory at lower of average cost or market and maintain a reserve for estimated inventory obsolescence, which is regularly reviewed by management. Our calculation of the reserve for obsolete inventories considers historical write-offs, customer demand, product evolution, usage rates and quantities of stock on hand. Based on this information, we reserve against obsolete and slow-moving inventory up to the inventory's net realizable value. Significant changes in any of the factors used to estimate this allowance could materially affect our allowance and may require us to record additional reserves, which are expensed through the cost of sales line in our consolidated statement of earnings. Historically, our reserve has been adequate to cover actual expense. As of December 31, 2005, 2004, and 2003, we held reserves of $16,254, $15,274, and $16,179, respectively, related to our inventories.

Goodwill and intangible assets: We evaluate the carrying value of our goodwill and indefinite-lived intangible assets annually, or more often if circumstances warrant, in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Our evaluations require us to estimate future cash flows to be generated by our goodwill and indefinite-lived intangible assets in order to assess the recoverability of these assets. This process requires us to make significant judgments and assumptions about future business conditions, including future revenues and discount rates, based upon the best information available to us at the time of the assessment. Changes in any of the assumptions we use to perform our impairment testing could have a material effect on our assessment of the recoverability of these assets, and could thereby require us to write down these assets to our estimated net realizable value. If an asset is found to be impaired, the impairment would be recorded in the operating expense line on our consolidated statement of earnings. We performed goodwill and intangible asset impairment testing during our fourth fiscal quarter of 2005 and determined that no balance was impaired. Based on our annual assessment, we do not expect any impairment is forthcoming.

Income taxes: As of December 31, 2005, 2004, and 2003, we recorded deferred tax assets related to income tax loss carry forwards, investment credits and other items of $89,385, $84,476, and $101,782, respectively. These assets were offset by valuation allowances of $12,883, $11,952, and $17,246, respectively, thereby resulting in net deferred tax asset of $76,505, $72,524, and $84,536, for each year. We determine our income tax valuation by considering multiple factors, including the tax jurisdiction, the carry forward period, and our income tax planning strategies. We record a valuation allowance when, based on available evidence, we conclude that it is more likely than not that a portion or all of a deferred tax asset will not be realized. This valuation allowance could change significantly if tax laws change in any of the jurisdictions where we do business or if any of our assumptions used in the calculation of the allowance change significantly. We cannot reasonably foresee any of these changes and base our valuations on best evidence at the time of the assessment. We are also subject to examination of our income tax returns for multiple years by the Internal Revenue Service (“IRS”) and other tax authorities. We periodically assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision and related accruals for income taxes.

Environmental and Other Legal Matters: The nature of our business exposes us to the risk of liability of claims with respect to environmental cleanup or other matters, including those in connection with the disposal of hazardous materials. As such, from time to time, we are subject to costs associated with the cleanup of various contaminated sites (see Note 14 in our Notes to the Consolidated Financial Statements). Because there are often many parties that are held responsible for paying for cleanup, we must estimate our reserve based on the best information we have at the time of assessment. It is our policy to review environmental issues in light of both historical experience and current information and reserve accordingly. We are unable to predict what our actual costs will be for environmental cleanup with complete accuracy. Significant changes in third party cleanup estimates or departures from past experience could have a material impact on our reserves for environmental issues.

We are also subject to litigation in the ordinary course of business (see Note 14 in our Notes to the Consolidated Financial Statements).

We reserve for legal and environmental contingencies when a liability for those contingencies has become probable and the cost is reasonably estimable, in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“SFAS 5”). Any significant litigation or significant change in our estimates of cleanup costs could materially affect our financial results and cause us to increase our provision for related costs. Any provision made for these costs are expensed to selling, technical and administrative expenses. Historically, our legal and environmental provisions have adequately matched actual expense.

Asset Retirement Obligations: Effective January 1, 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.

Restructuring Charges: We have recognized restructuring charges related to reductions in workforce, facility closures and facility consolidations. These charges were recorded pursuant to formal plans developed and approved by management. The recognition of restructuring charges in accordance with Statement of Financial Accounting Standard No. 146 Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”) requires that we make certain judgments and estimates regarding the nature, timing and amount of costs associated with these plans. The estimates of future liabilities may change, requiring additional restructuring and impairment charges or the reduction of liabilities already recorded. At the end of each reporting period, we evaluate the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with the restructuring programs. For further discussion of our restructuring programs, refer to Note 18 in the Notes to the Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”

Employee Benefit Plans: We sponsor a defined benefit pension plan and a retirement medical benefit plan for our domestic employees providing retirement benefits based upon years of service and compensation levels. We also sponsored a defined benefit pension plan for our United Kingdom-based employees employed at our Canning subsidiary that was frozen as of April 6, 1997, when the plan was converted from a defined benefit plan to a defined contribution plan. The projected benefit obligations and pension expenses from both of these plans is dependent upon various factors such as the discount rate, actual return on plan assets and the funding of the plan. Management can neither predict the future interest rate environment, which directly impacts the selection of future discount rates, nor predict future asset returns that the pension plan will experience. Changes in these assumptions will affect current year and future year pension expense and the projected benefit obligation. For the domestic defined benefit plan, the Company chose a discount rate which is used to state expected future cash flows at a present value on the measurement date. This rate represents the market rate for high-quality fixed income investments as depicted in a study that the company commissioned during 2005. A lower discount rate increases the present value of benefit obligations and increases pension expense. The discount rate was decreased to 5.5% for the 2005 pension cost determination from 6% in 2004. The Company believes this decrease better reflects the interest rate environment as of the September 30, 2005 measurement date. The 0.5% decrease in the discount rate will cause annual pension expense to increase by approximately $800 in fiscal year 2006. The rate of compensation increase assumption remained constant when compared to the prior fiscal year, at 4.5%. For the foreign defined benefit plan in the United Kingdom, the Company chose a discount rate which is comparable to the fifteen-year UK AA Bond Indices. A lower discount rate increases the present value of benefit obligations and increases pension expense. The discount rate for the foreign plan was decreased to 5.0% for the 2005 pension cost determination from 5.6% in 2004. The foreign defined benefit plan was frozen in 1997; therefore, there is no service-cost component recognized in conjunction with this plan going forward.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 1 in our Notes to the Consolidated Financial Statements for information on new accounting standards adopted in 2005 or pending adoption.

CONSOLIDATED STATEMENTS OF EARNINGS AND OTHER COMPREHENSIVE INCOME
(In thousands, except share and per share amounts)

	Year Ended December 31,
	2005	2004	2003

Net sales	$ 738,043	$ 660,785	$ 619,886
Cost of sales	413,311	347,544	329,271
Gross profit	324,732	313,241	290,615

Operating expenses:
Selling, technical and administrative	200,536	185,915	171,510
Research and development	27,200	21,916	19,955
Restructuring and acquisition	3,263	-	-
	230,999	207,831	191,465

Operating profit	93,733	105,410	99,150

Other income (expense):
Interest income	2,315	1,399	873
Interest expense	(30,397)	(31,014)	(31,051)
Miscellaneous (expense) income	(40)	1,942	4,314
	(28,122)	(27,673)	(25,864)

Earnings before income taxes	65,611	77,737	73,286
Income tax expense	(18,568)	(24,513)	(23,466)

Earnings from continuing operations before
cumulative effect of accounting change	47,043	53,224	49,820
Discontinued operations, net of tax	-	-	5,592
Cumulative effect of accounting change, net
of tax	-	-	1,014
Net earnings	$ 47,043	$ 53,224	$ 56,426

Basic earnings per common share:
Continuing operations	$ 1.55	$ 1.76	$ 1.60
Discontinued operations	-	-	0.18
Cumulative effect of accounting change	-	-	0.03
Net earnings per share	$ 1.55	$ 1.76	$ 1.81

Diluted earnings per common share:
Continuing operations	$ 1.52	$ 1.72	$ 1.59
Discontinued operations	-	-	0.18
Cumulative effect of accounting change	-	-	0.03
Net earnings per share	$ 1.52	$ 1.72	$ 1.80

Weighted average number of common shares
outstanding:
Basic	30,430,149	30,278,133	31,241,288
Diluted	30,893,216	30,961,108	31,430,398

Other comprehensive income:
Net earnings	$ 47,043	$ 53,224	$ 56,426
Foreign currency translation	(21,296)	9,424	18,466
Minimum pension liability, net of tax	(701)	(59)	(305)
Mark-to-market of external investments	(17)	52	-
Comprehensive income	$ 25,029	$ 62,641	$ 74,587

See accompanying notes to consolidtaed financial statements

CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	December 31,	December 31,
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$ 80,932	$ 137,829
Accounts receivable, net of allowance
for doubtful receivables of $10,966
and $11,822, respectively	155,718	142,455
Inventories, net	92,973	80,445
Prepaid expenses	14,108	10,183
Deferred income taxes	16,629	18,303
Total current assets	360,360	389,215

Property, plant and equipment, net
of accumulated depreciation of
$184,499 and $189,167 respectively	123,229	110,463
Goodwill	236,532	194,287
Intangibles, net of accumulated amortization
of $14,793 and $11,933, respectively	40,128	28,434
Deferred income taxes	37,667	34,675
Other assets, net	14,820	16,645
Total assets	$ 812,736	$ 773,719

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	60,202	54,732
Dividends payable	1,836	1,212
Accrued compensation	16,261	12,370
Accrued interest	12,784	12,700
Accrued income taxes payable	11,461	7,293
Short-term notes payable	498	489
Current installments of long-term obligations	232	264
Other current liabilities	38,565	40,052
Total current liabilities	141,839	129,112

Long-term debt and capital lease obligations	301,043	301,077
Retirement benefits, less current portion	22,343	26,588
Deferred income taxes	11,489	9,267
Other long-term liabilities	4,136	3,644
Total liabilities	480,850	469,688

Commitments and contingencies (Notes 9, 7, and 14)

Shareholders’ equity
Common stock, authorized 75,000,000
shares, issued 47,131,950 at December 31,
2005, and 46,838,700 shares at December 31,
2004, at stated value of $1.00 per share	47,132	46,839
Additional paid-in capital	42,869	33,053
Retained earnings	366,807	327,080
Accumulated other comprehensive (loss) income	(10,242)	11,772
Less – cost of common shares held in
treasury, 16,546,763 at December 31, 2005,
16,547,686 at December 31, 2004	(114,680)	(114,713)
Total shareholders’ equity	331,886	304,031
Total liabilities and shareholders’ equity	$ 812,736	$ 773,719

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2005	2004	2003
Net cash flows from operating activities:
Net earnings	$ 47,043	$ 53,224	$ 56,426
Adjustments to reconcile net income to
net income from continuing operations:
Earnings from discontinued operations, net of tax	-	-	5,592
Income from continuing operations	47,043	53,224	50,834
Adjustments to reconcile earnings from continuing
operations to net cash provided by operating
activities
Depreciation	17,038	16,148	15,793
Amortization	4,357	3,009	3,301
Provision for bad debts	1,839	3,562	2,606
Deferred income taxes	(1,882)	5,679	12,094
Stock compensation expense	6,779	6,544	4,219
Restructuring and acquisition	2,896	-	-
Changes in assets and liabilities
(Increase) decrease in receivables	(13,524)	(2,580)	3,450
(Increase) decrease in inventories	(2,558)	(1,857)	8,059
Increase in prepaid expenses	(2,570)	(1,720)	(2,283)
Increase (decrease) in accounts payable	1,056	(1,960)	(554)
Increase (decrease) in accrued expenses	424	(3,661)	(427)
Increase (decrease) in income tax liabilities	30	3,843	(8,890)
Other	(1,760)	5,046	6,350
Cash provided by continuing operations	59,168	85,277	94,552
Cash used by discontinued operations	-	-	(3,135)
Net cash flows provided by operating activities	59,168	85,277	91,417

Cash flows from investing activities:
Capital expenditures	(14,059)	(12,447)	(12,527)
Proceeds from disposition of fixed assets	1,420	3,913	1,823
Acquisition of business, net of cash acquired	(93,182)	-	-
Disposition of business	262	-	5,000
Net cash flows used in investing activities	(105,559)	(8,534)	(5,704)

Cash flows from financing activities:
Net short-term borrowings (repayments)	198	(520)	(1,480)
Proceeds from long-term borrowings	-	24	3,570
Repayments of long-term borrowings	(494)	(537)	(5,367)
Issuance (acquisition) of treasury shares	33	32	(51,753)
Proceeds from exercise of stock options	3,331	619	812
Dividends paid	(6,693)	(3,635)	(3,754)
Net cash flows used in financing activities	(3,625)	(4,017)	(57,972)

Effect of exchange rate changes on cash
and cash equivalents	(6,881)	3,809	1,534
Net (decrease) increase in
cash and cash equivalents	(56,897)	76,535	29,275
Cash and cash equivalents at beginning of
year	137,829	61,294	32,019
Cash and cash equivalents at end of year	$ 80,932	$ 137,829	$ 61,294

Supplemental disclosure information:
Cash paid for interest	$ 29,454	$ 30,014	$ 31,467
Cash paid for income taxes	$ 18,459	$ 16,804	$ 17,785

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands)
				Accumulated
		Additional		Other		Total
	Common	Paid-in	Retained	Comprehensive	Treasury	Shareholders'
	Stock	Capital	Earnings	Income	Stock	Equity

Balance at December 31, 2002	$ 46,640	$ 21,261	$ 225,387	$ (15,786)	$ (59,764)	$ 217,738

Stock awards	5	109	-	-	-	114
Exercise of stock options	168	644	-	-	-	812
Stock compensation	-	4,104	-	-	-	4,104
Net earnings	-	-	56,426	-	-	56,426
Dividends declared	-	-	(3,108)	-	-	(3,108)
Tax benefit adjustment	-	(234)	-	-	-	(234)
Currency translation	-	-	-	18,446	-	18,446
Increase in minimum pension						-
liability, net of tax	-	-	-	(305)	-	(305)
Shares acquired	-	-	-	-	(54,981)	(54,981)
Balance at December 31, 2003	46,813	25,884	278,705	2,355	(114,745)	239,012

Stock awards	2	68	-	-	-	70
Exercise of stock options	24	595	-	-	-	619
Stock compensation	-	6,474	-	-	-	6,474
Net earnings	-	-	53,224	-	-	53,224
Dividends declared	-	-	(4,849)	-	-	(4,849)
Tax benefit adjustment	-	32	-	-	-	32
Currency translation	-	-	-	9,424	-	9,424
Increase in minimum pension
liability, net of tax	-	-	-	(59)	-	(59)
Shares released from treasury	-	-	-	-	32	32
Other	-	-	-	52	-	52
Balance at December 31, 2004	46,839	33,053	327,080	11,772	(114,713)	304,031

Stock awards	4	130	-	-	-	134
Exercise of stock options	289	2,877	-	-	-	3,166
Stock compensation	-	6,645	-	-	-	6,645
Net earnings	-	-	47,043	-	-	47,043
Dividends declared	-	-	(7,316)	-	-	(7,316)
Tax benefit adjustment	-	164	-	-	-	164
Currency translation	-	-	-	(21,296)	-	(21,296)
Increase in minimum pension
liability, net of tax	-	-	-	(701)	-	(701)
Shares purchased
from treasury	-	-	-	-	33	33
Other	-	-	-	(17)	-	(17)

Balance at December 31, 2005	$ 47,132	$ 42,869	$ 366,807	$ (10,242)	$ (114,680)	$ 331,886

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

1. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description. MacDermid, Incorporated and its subsidiaries (collectively, “MacDermid” or "the Company") was established in Waterbury, Connecticut, in 1922. The Company develops, produces and markets a broad line of specialty chemical and printing products that are used worldwide. These products are supplied to the metal and plastic finishing markets (for automotive and other applications), the electronics industry (to create electrical patterns on circuit boards), the offshore oil and gas markets (for oil drilling and exploration) and to the commercial printing and packaging industries (for image transfer and offset printing applications). For further descriptions of the Company’s business segments, see Note 10.

On June 14, 2005, the Company acquired all of the outstanding capital stock of Autotype International Limited and associated entities (“Autotype”) from Norcros Industry (International) Limited of the UK. The Autotype business acquired is a high technology producer of specialty coated film products for the electronics and printing industries. In electronics, Autotype is a producer of hard coated films for the membrane switch and touch screen markets. In printing, Autotype provides high quality stencil materials and digital pre-press products for screen printing. See Note 17 for further discussion regarding this acquisition.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of MacDermid and all of its majority-owned domestic and foreign subsidiaries. All significant inter-company accounts and transactions were eliminated in consolidation. Certain amounts in the prior periods of the consolidated financial statements and footnotes were reclassified to conform to the current year presentation.

Use of Estimates. In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, Company management must undertake decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and also assumptions upon which accounting estimates are based. The Company applies judgment based on its understanding and analysis of the relevant circumstances to reach these decisions. By their nature, these judgments are subject to an inherent degree of uncertainty. Accordingly actual results could differ significantly from the estimates applied.

Cash and Cash Equivalents. For the purpose of the consolidated statements of cash flows, MacDermid considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Credit Risk Management. Approximately 43% of MacDermid’s products are sold to the printing industry and 24% are sold to manufacturers of printed circuit boards. This level of concentration exposes the Company to certain collection risks which are subject to a variety of factors, including economic and technological change within these industries. As is common industry practice, MacDermid generally does not require collateral or other security as a condition of sale, rather relying on credit approval, balance limitation and monitoring procedures to control credit risk on trade accounts receivable. The Company establishes reserves against possible uncollectible amounts based on historical experience within both the printing industry and the printed circuit board industry and specific knowledge regarding customers' ability to pay.

Inventories. Inventories are stated at the lower of average cost or market. The Company regularly reviews inventories for obsolescence and calculates a proper reserve based on historical write-offs, customer demand, product evolution, usage rates and quantities of stock on hand. Inventory in excess of estimated usage requirements is written down to its estimated net realizable value.

Property, Plant and Equipment. Property, plant and equipment are stated at cost less accumulated depreciation. MacDermid records depreciation on a straight-line basis over the estimated useful life of each asset.

Estimated useful lives by asset class are as follows:
Furniture, fixtures, automobiles, computers, etc…………………..3 to 5 years
Machinery, equipment, buildings, building improvements………..5 to 30 years
Leasehold improvements…………………………………………..lesser of useful life or lease life

Maintenance and repair costs are charged directly to expense; renewals and betterments which significantly extend the useful life of the asset are capitalized. Costs and accumulated depreciation and amortization on assets fully depreciated, retired or disposed of are removed from the accounts and any resulting gains or losses are credited or charged to earnings accordingly.

Goodwill and Indefinite-Lived Purchased Intangible Assets. MacDermid accounts for goodwill and other intangible assets under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Pursuant to SFAS 142, the Company does not amortize goodwill and other intangible assets that have indefinite useful lives; rather, goodwill and other intangible assets with indefinite lives are tested for impairment during the fourth quarter of each fiscal year, or whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS 142. For goodwill, a two-step impairment test is performed for each reporting business segment. In the first step of impairment testing, the fair value of each business segment is compared to its carrying value. The fair value of a business segment is determined based on the present value of estimated future cash flows. Under this approach, the fair value is estimated based on market multiples of revenue or earnings for comparable companies. If the fair value of the business segment exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired, and no further testing is performed. If the carrying value of the net assets assigned to the business segment exceeds the fair value of the business segment, then the second step of the impairment test must be performed to determine the implied fair value of the business segment’s goodwill. If the carrying value of a business segment’s goodwill exceeds its implied fair value, an impairment loss is recorded equal to the difference.

SFAS 142 also requires that the fair value of the indefinite-lived purchased intangible assets to be estimated and compared to the carrying value. The fair value of these intangible assets is estimated using the income approach. An impairment loss is recognized when the estimated fair value of the indefinite-lived purchased intangible assets is less than the carrying value.

Long-lived Assets Including Finite-Lived Purchased Intangible Assets. Finite-lived intangible assets such as patents and various other intangible assets are amortized on a straight-line basis over their estimated useful lives, which are currently fifteen years for patents and range between five and fifteen years for other separately identifiable intangible assets.

The Company evaluates long-lived assets, such as property, plant and equipment and purchased intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The fair value of the assets is assessed based on the undiscounted future cash flow the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values.

Asset Retirement Obligations. Effective January 1, 2003, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.

Employee Benefits. MacDermid sponsors a variety of employee benefit programs, most of which are non-contributory. The accounting policies used to account for these plans are as follows:

Retirement. MacDermid provides a defined contribution 401K retirement plan for substantially all domestic employees, and provides non-contributory defined benefit plans to domestic and foreign employees. The projected unit credit actuarial method is used for financial reporting purposes in accordance with Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions (“SFAS 87”). In addition, MacDermid contributes to an employee stock ownership plan, which provides retirement benefits based upon amounts credited to employee accounts within the plans. The Company’s funding policy for qualified plans is consistent with federal or other local regulations and customarily equals the amount deducted for Federal and local income tax purposes. Foreign subsidiaries contribute to other plans, which may be administered privately or by government agencies in accordance with local regulations.

Post-retirement. MacDermid currently accrues for post-retirement health care benefits for U.S. employees hired prior to April 1, 1997. The post-retirement health care plan is unfunded.

Post-employment. MacDermid currently accrues for post-employment disability benefits to employees meeting specified service requirements. The post-employment benefits plan is unfunded.

Financial Instruments. The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to the short-term maturity of these instruments. The fair value of the Company’s Subordinated Debt, based upon market pricing, was $319,590, or approximately $18,090 higher than its carrying value.

Foreign Operations. The assets and liabilities of MacDermid’s foreign subsidiaries are translated into U.S. dollars using foreign currency exchange rates prevailing as of the balance sheet date. Revenue and expense accounts are translated at weighted-average foreign currency exchange rates for the periods presented. Translation of the financial statements resulted in decrease in equity of $21,296 in fiscal year 2005, and an increase in equity of $9,424 in 2004. These amounts are reported as separate components of other comprehensive income in the Consolidated Statements of Changes in Stockholders' Equity. Foreign currency transactions included in the Consolidated Statements of Earnings resulted in a loss of $711 in 2005, a loss of $1,541 in 2004, and a gain of $39 in 2003.

Revenue Recognition. MacDermid recognizes revenue, including freight charged to customers, when products are shipped and the customer takes ownership and assumes the risk of loss, collection of the relevant receivable is probable, persuasive evidence that an arrangement exists and the sales price is fixed or determinable. Shipping terms are customarily “FOB shipping point” and do not include right of inspection or acceptance provisions. Equipment sales arrangements may include right of inspection or acceptance provisions, in which case revenue is deferred until these provisions are satisfied.

Expenses:

Cost of Sales. Cost of sales consists primarily of raw material costs and related purchasing and receiving costs used in the manufacturing process, direct, salary and wages and related fringe benefits, packaging costs, shipping and handling costs, plant overhead and other costs associated with the manufacture and distribution of MacDermid’s products.

Selling, technical and administrative expenses. Selling, technical and administrative expenses consist primarily of personnel and travel costs, advertising and marketing expenses, administrative expenses associated with accounting, finance, legal, human resource, risk management and overhead associated with these functions.

Research and development. Research and development is expensed as incurred.

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

Stock-based Plans. MacDermid grants stock options to member of the Board of Directors and to employees. Stock awards are also granted to members of the Board of Directors. The stock awards are granted at fair market value and the related expense is recognized at the date of grant. The amount of expense recognized during the years ended December 31, 2005, 2004, and 2003 related to the stock awards was $135, $70, and $114, respectively. Effective April 1, 2001, the Company adopted the fair value expense recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (“SFAS 123”), prospectively, to all stock options granted, modified or settled after April 1, 2001. Accordingly, compensation expense is measured using the fair value at the date of grant for options granted after April 1, 2001. The resulting expense is amortized over the period in which the options are vested. During the years ended December 31, 2005, 2004, and 2003, $6,645, $6,474, and $4,104, respectively, were charged to expense related to stock options. Previously, and since April 1, 1996, the Company had adopted the disclosure requirements of SFAS 123 and continued to account for stock options by applying the expense recognition provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”).

If the Company had used the fair value expense recognition method of accounting for all stock options granted under plans between April 1, 1996, and April 1, 2001, net earnings and net earnings per common share for the years ended December 31, 2005, 2004, and 2003, would have been reduced to the following pro forma amounts:

	Years ended December 31,
	2005	2004	2003
Net income available for common shareholders:
As reported	$ 47,043	$ 53,224	$ 56,426
Add: stock based employee compensation
expense included in reported net income, net
of related tax effects	4,765	4,385	2,868
Deduct: total stock based employee
compensation expense determined under fair
value based method for all awards, net of
related tax effects	(4,765)	(4,462)	(3,263)
Pro forma net income	$ 47,043	$ 53,147	$ 56,031

Net income per common share:
Basic
As reported	$ 1.55	$ 1.76	$ 1.81
Pro forma	$ 1.55	$ 1.76	$ 1.79

Diluted
As reported	$ 1.52	$ 1.72	$ 1.80
Pro forma	$ 1.52	$ 1.72	$ 1.78

New Accounting Standards
In May 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. 106-2 ("FSP 106-2"), "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the "Medicare Act"). The Medicare Act provides for certain federal subsidies on drug benefits in retiree health plans. In the third quarter of fiscal 2004, MacDermid adopted FSP 106-2, and, at that time, the Company was unable to assess the impact to our financial statements from the adoption because the legislation related to the exact calculation of a Federal subsidy for qualifying plans had not been finalized. On January 21, 2005, the Centers for Medicare and Medicaid Services released final regulations on the requirements and operational mechanics for employers filing to receive the 28% federal subsidy. The impact of the finalized regulations was insignificant to the Company’s post-retirement medical plan obligations and expense during fiscal 2005 and 2004. Refer to Note 7 for further discussion regarding post-retirement medical plan obligations and expense.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement where no specific transition provisions are included. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Retrospective application is limited to the direct effects of the change; the indirect effects should be recognized in the period of the change. This statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. However, SFAS 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The provisions of SFAS 154 are effective for accounting changes and correction of errors made in fiscal periods that begin after December 15, 2005, although early adoption is permitted. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“SFAS 151”). This statement amends the guidance of ARB. No 43, Chapter 4 “Inventory Pricing” and requires that abnormal amounts of idle facility expense, freight, handling costs, and wasted material be recognized as current period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

In December 2004, the FASB finalized Staff Position No. FAS 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (“FAS 109-1”), and Staff Position No. FAS 109-2, Accounting and Disclosure for the Foreign Earnings Provision within the American Jobs Creation Act of 2004 (“FAS 109-2”). The American Jobs Creation Act of 2004 (“the Act”) provides for a temporary 85% dividends received deduction on certain foreign earnings repatriated during a one-year period. The deduction would result in a 5.25% Federal tax rate on qualifying earnings repatriated under the Act. The Act does not have a significant impact on the Company’s fiscal year 2005 income tax expense.

In December 2004, the FASB issued a revision (“the revision”) of FASB Statement No. 123, Accounting for Stock-Based Compensation, (“SFAS 123R”) which also supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. The revision establishes standards for the accounting treatment of transactions in which an entity exchanges its equity instruments for goods or services, as well as certain transactions in which the entity may settle based on the fair value or exchange of the entity's equity instruments. In addition to providing additional guidance on how to measure and report fair value of these equity instruments, the pronouncement also gives guidance on option expense, related tax benefits, and cash flow treatment, among other things. In April 2005, the Securities and Exchange Commission postponed the effective date of SFAS 123R to the first annual period that begins after June 15, 2005 (MacDermid’s first quarter of 2006). The Company expects the implementation of SFAS 123R will not have a material impact on its consolidated financial statements.

2. EARNINGS PER SHARE

The following table reconciles basic weighted-average common shares outstanding to diluted weighted-average common shares outstanding and shows the calculation for basic and diluted earnings per share:

	Year Ended December 31,
	2005	2004	2003
Earnings from continuing operations before
cumulative effect of accounting change	$ 47,043	$ 53,224	$ 49,820
Discontinued operations, net of tax	-	-	5,592
Cumulative effect of accounting change, net
of tax	-	-	1,014
Net income	$ 47,043	$ 53,224	$ 56,426

Basic shares outstanding	30,430,149	30,278,133	31,241,288
Dilutive effect of stock options	463,067	682,975	189,110
Diluted shares outstanding	30,893,216	30,961,108	31,430,398

Basic earnings per common share:
Continuing operations	$ 1.55	$ 1.76	$ 1.60
Discontinued operations	-	-	0.18
Cumulative effect of accounting change	-	-	0.03
Net earnings per share	$ 1.55	$ 1.76	$ 1.81

Diluted earnings per common share:
Continuing operations	$ 1.52	$ 1.72	$ 1.59
Discontinued operations	-	-	0.18
Cumulative effect of accounting change	-	-	0.03
Net earnings per share	$ 1.52	$ 1.72	$ 1.80

In fiscal year 2005, 2004, and 2003, MacDermid excluded from the calculation of diluted earnings per share 2,585,365, 1,919,950 and 1,521,710, respectively, shares of MacDermid stock issuable upon the exercise of options because the effect was antidilutive. The dilutive effects of stock options were determined by applying the treasury stock method, which assumes the Company purchases common shares with the proceeds from stock option exercises. Anti-dilutive securities were not included in the above calculations because the stock options' exercise prices were greater than the average market price of the common shares during the periods presented.

3. INVENTORIES

The major components of inventory as of December 31, 2005, and 2004 were as follows:

	As of December 31,
	2005	2004

Finished goods	$ 51,820	$ 43,802
Raw materials and supplies	35,679	29,563
Equipment	5,474	7,080
Total net inventories	$ 92,973	$ 80,445

4. PROPERTY, PLANT, AND EQUIPMENT

The major components of property, plant and equipment as of December 31, 2005, and 2004 were as follows:

	As of December 31,
	2005	2004

Land and improvements	$ 10,040	$ 11,256
Buildings and improvements	99,506	106,292
Machinery, equipment, and fixtures	198,182	182,082
Total property, gross of depreciation	307,728	299,630
Less accumulated depreciation	(184,499)	(189,167)
Total property, plant and equipment, net	$ 123,229	$ 110,463

5. GOODWILL AND OTHER INTANGIBLE ASSETS

Acquired intangible assets as of December 31, 2005, and 2004, are as follows:

As of
	December 31, 2005			December 31, 2004
	Gross Carrying	Accumulated	Net	Gross Carrying	Accumulated	Net
	Amount	Amortization	Amount	Amount	Amortization	Amount
Patents	$ 17,573	$ (9,276)	$ 8,297	$ 17,566	$ (8,087)	$ 9,479
Trademarks	19,908	(2,671)	17,237	20,135	(2,115)	18,020
Others	17,440	(2,846)	14,594	2,666	(1,731)	935
Total	$ 54,921	$ (14,793)	$ 40,128	$ 40,367	$ (11,933)	$ 28,434

Included in the table above is the net carrying amount of $16,233 at December 31, 2004, for acquired Canning trademarks which were not being amortized due to the indefinite life associated with these assets. During the quarter ended September 30, 2005, the useful lives of the Company’s Canning trademarks, which were acquired in 1998, were reassessed. The reassessment was performed as a result of a new Company-wide branding initiative that was adopted in early 2005. In connection with the new branding initiative, during the third quarter of 2005, plans were finalized to phase-out the Canning trademarks over the next fifteen years. Pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), the Canning trademarks were tested for impairment by comparing their fair value to their carrying value and it was determined that no impairment had occurred. As a result, the Company began amortizing the cost of these trademarks in September 2005 over a fifteen year period. As of December 31, 2005, the total amount of amortization charges incurred with respect to the Canning trademarks was $361.

The amortization of intangible assets, for the three years ended December 31, 2005, 2004, and 2003, totaled $2,828, $1,752, and $2,093, respectively. Amortization expense for intangible assets is expected to range from $3,582 to $4,342 for each of the next five years.

Useful lives for amortizable patents are approximately fifteen years. Other intangible assets have useful lives of five to fifteen years.

The following table presents the changes in goodwill allocated to the reportable segments during the twelve months ended December 31, 2005:

Acquisitions and
Reportable	Balance at	Purchase Accounting	Balance at
Segment	December 31, 2004	Adjustments	December 31, 2005
Advanced Surface Finishing	$ 122,157	$ 33,796	$ 155,953
Printing Solutions	72,130	8,449	80,579
Total	$ 194,287	$ 42,245	$ 236,532

The goodwill carrying amount for the Advanced Surface Finishing segment was $155,953 and $122,157, as of December 31, 2005, and 2004, respectively. The goodwill carrying amount for the Printing Solutions segment was $80,579 and $72,130, as of December 31, 2005, and 2004, respectively. Included in the December 31, 2005 amounts above is the allocation of goodwill from the June 2005 Autotype acquisition, which is based on the preliminary purchase price allocation and totals $33,796 and $8,449, respectively, for the Advanced Surface Finishing and the Printing Solutions segments. The total carrying value of goodwill as of December 31, 2005, and 2004, respectively, was $236,532 and $194,287.

Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), requires that goodwill and other intangible asset impairment tests be performed on at least an annual basis and more frequently in certain circumstances. MacDermid performed annual impairment testing for 2005 during the fourth fiscal quarter, and determined that no goodwill or other intangible assets were impaired. Currently, the Company is not aware of any event that occurred since the last impairment testing date that would have caused goodwill or intangible assets to become impaired.

6. STOCK COMPENSATION PLANS

MacDermid provides stock compensation to certain employees and members of the Board of Directors through an equity incentive plan and through four different stock option plans. These plans have different terms and features as described below:

Equity Incentive Plan

In 1996, MacDermid adopted a non-qualified equity incentive plan, approved by the shareholders in July 1995 (the “1995 Plan”). The 1995 Plan provides for the issuance of up to 900,000 shares. Certain employees and members of the Board of Directors were granted a total of 628,580 restricted shares, having market prices of between $4.75 and $38.31 on the dates of grant. There were 93,520 shares forfeited under this plan, leaving 364,940 shares available for future issuance. All shares of restricted stock issued under this plan must be held and cannot be sold or transferred, except to the Company, for a period of four years from the date of the award. The number of shares granted under the 1995 Plan was 3,970, 1,812, and 2,668, respectively, for the fiscal years ended 2005, 2004, and 2003. The Company recognizes compensation expense for shares issued under this plan equal to the market value of the shares on the date of grant. Compensation expense relating to this plan was $135, $70, and $114 for the years ended December 31, 2005, 2004, and 2003, respectively.

Stock Option Plans

The 1992 Plan
In 1993, MacDermid adopted a non-qualified stock option plan, approved by shareholders in July 1992 (the “1992 Plan”). The 1992 Plan provides for the issuance of up to 2,700,000 shares. The Company granted options totaling 2,874,065 shares, of which 328,500 share were forfeited, leaving 154,435 options available for future issuance under this plan. Options granted under the 1992 plan, which vest between four and six years, are generally exercisable at a fixed price that can be as low as two-thirds of the market price at the grant date. The options are exercisable into restricted shares of common stock, which cannot be sold or transferred, except back to MacDermid at cost, during the four-year period commencing with the exercise date. There are 12,065 options outstanding for this plan as of December 31, 2005, at an exercise price of $32.75 per share. No compensation expense was recognized for this plan during the years ended December 31, 2005, 2004, and 2004. Upon receiving shareholder approval in 2005, the exercise period for 135,000 options that reached expiration was extended from the original expiration date to May 2005 and the options were subsequently exercised.  In February 2006, MacDermid's Board of Directors voted to cancel all remaining unissued shares in the 1992 plan.

The 1998 Plan
MacDermid adopted a non-qualified stock option plan, approved by shareholders in July 1999 (the “1998 Plan”). The 1998 Plan provides for the issuance of up to 1,500,000 shares. The Company granted options totaling 1,006,650 shares, of which 202,250 were forfeited, leaving 695,600 options available for future issuance under this plan. Options granted under the 1998 Plan generally are exercisable during a ten-year period beginning with the grant date, at a fixed price equal to a one-third-premium over market price at the date of grant. The options are exercisable into unrestricted shares of common stock, except as otherwise provided, under the terms of the plan, at the time of grant. There are 793,400 options outstanding for this plan as of December 31, 2005, at exercise prices ranging from $30.33 to $55.50 per share. No compensation expense was recognized for this plan during the years ended December 31, 2005, 2004, and 2003.  In February 2006, MacDermid's Board of Directors voted to cancel all remaining unissued shares in the 1998 plan.

The 2001 Executive Plan
MacDermid adopted a non-qualified key executive stock option plan, approved by shareholders in July 2001 (the “2001 Executive Plan”). The 2001 Executive Plan, as amended by MacDermid’s shareholders in 2004, provides for the issuance of up to 5,000,000 shares. The Company granted options totaling 3,548,494, of which 547,000 were forfeited, leaving 1,409,111 options available for future issuance under this plan. Options granted under the 2001 Executive Plan generally are exercisable during a six-year period beginning at the vesting date, which is four years after the grant date. The options are exercisable into unrestricted shares of common stock, except as otherwise provided at the time of grant. The options are also subject to an “Index Effect”, which involves two tiers of variability:

•
The option price is variable, either up or down, based upon the market price at date of grant, adjusted for MacDermid’s stock price performance in comparison to the Standard and Poor’s Specialty Chemicals Index during the six years following the date of grant. The options initially had exercise prices ranging from $16.75 to $38.65 per share; the exercise prices of these options as of December 31, 2005 now range from $19.72 to $38.65 per share based on Company stock price performance.

•
The number of options exercisable is variable, either up or down, based upon a multiple either (a) determined by the cumulative percentage of owner earnings growth (defined as cash flow from operations less net capital expenditures), or (b) determined using earnings per share growth during the four year vesting period, based on targets set at the time of grant. The multiple can range from 50% to 200% of the original shares issued.

During fiscal 2005, certain executive stock options granted under this plan became vested; therefore, the two variables described above impacted both the exercise price and the number of options exercisable. This resulted in an increase of 631,895 shares during fiscal 2005, with a weighted-average exercise price of $25.82.

The Company recognizes compensation expense on the number of shares expected to be issued based on historical progress and future expectations regarding certain targets established at the time of grant. There are 3,524,889 shares outstanding for this plan, which were adjusted to 3,784,215 shares as of December 31, 2005 for purposes of recognizing compensation expense. Compensation expense of $6,487, $5,929, and $3,601 was recognized for this plan for the years ended December 31, 2005, 2004, and 2003, respectively.

The 2001 Employee Plan
In 2001, the Company adopted a non-qualified all employee stock option plan, approved by shareholders in July 2001 (the “2001 Employee Plan”). The 2001 Employee Plan provides for the issuance of up to 1,000,000 shares. Certain employees were granted options totaling 676,075 of which 342,775 option were forfeited, leaving 666,700 options available for future issuance. Options granted under the 2001 employee plan generally are exercisable during a six-year period beginning at the vesting date, which is four years after the grant date, at a fixed price equal to the market price at the date of grant. The options are exercisable into unrestricted shares of common stock, except as otherwise provided at the time of grant. As of December 31, 2005, there were 241,970 options outstanding under this plan at exercise prices ranging from $16.75 to $38.65 per share. Compensation expense of $158, $545, and $503 was recognized for this plan for the years ended December 31, 2005, 2004, and 2003 respectively. In February 2006, MacDermid's Board of Directors voted to cancel all remaining unissued shares in the 2001 employee plan.

The activity in MacDermid’s fixed price stock option plans (the 1992 Plan, 1998 Plan, and the 2001 Employee Plan) is summarized in the following table for the years ended December 31, 2005, 2004, and 2003:

Fixed Option Plans:
			Options Exercisable at Year-end
		Weighted-		Weighted-
	Outstanding	Average		Average
	Options	Exercise Price	Shares	Exercise Price
As of December 31, 2002	1,716,465	$ 29.73	1,288,715	$ 33.97
Granted in 2003	50,100	$ 24.35
Exercised in 2003	(135,500)	$ 1.94
Forfeited in 2003	(92,375)	$ 18.11
As of December 31, 2003	1,538,690	$ 32.69	1,153,715	$ 37.72
Granted in 2004	36,775	$ 32.33
Exercised in 2004	(14,250)	$ 27.23
Forfeited in 2004	(203,050)	$ 42.50
Allowed to expire	(135,000)	$ 1.79
As of December 31, 2004	1,223,165	$ 34.53	841,665	$ 41.74
Extended in 2005	135,000	$ 1.79
Exercised in 2005	(222,280)	$ 7.60
Forfeited in 2005	(88,450)	$ 25.20
As of December 31, 2005	1,047,435	$ 36.81	1,002,760	$ 37.23

The following table summarizes information about fixed price stock options outstanding at December 31, 2005.

		Weighted-average
		remaining	Weighted-
		contractual life	Average
Range of exercise prices	Shares	(years)	Exercise Price
$19.72 - $22.51	2,540,889	6.1	$ 21.41
$28.49 - $38.65	984,000	8.6	$ 35.75
	3,524,889	6.8	$ 25.41

The activity in MacDermid’s indexed price stock option plan (the 2001 Executive Plan) is summarized in the following table for the years ended December 31, 2005, 2004, and 2003:

Indexed Option Plans:
			Options Exercisable at Year-end
		Weighted-		Weighted-
	Outstanding	Average		Average
	Options	Exercise Price	Shares	Exercise Price
As of December 31, 2002	1,451,369	$ 18.50	-	$ -
Granted	890,125	$ 22.96
Exercised	(32,500)	$ 17.57
Forfeited	(119,500)	$ 18.58
As of December 31, 2003	2,189,494	$ 20.33	-	$ -
Granted	505,000	$ 38.65
Exercised	(9,500)	$ 21.17
Forfeited	(177,500)	$ 24.50
As of December 31, 2004	2,507,494	$ 23.72	-	$ -
Granted	502,000	$ 33.25
Exercised	(66,000)	$ 21.87
Forfeited	(50,500)	$ 28.66
Index Effect	631,895	$ 25.82
As of December 31, 2005	3,524,889	$ 25.41	1,039,000	$ 21.87

The following table summarizes information about indexed stock options outstanding at December 31, 2005:

		Weighted-average
		remaining	Weighted-
		contractual life	Average
Range of exercise prices	Shares	(years)	Exercise Price
$19.72 - $22.51	2,540,889	6.1	$ 21.41
$28.49 - $38.65	984,000	8.6	$ 35.75
	3,524,889	6.8	$ 25.41

Application of the fair value expense recognition method of accounting for options resulted in expense included in the results of operations, which totaled $6,645, $6,474, and $4,104, as of December 31, 2005, 2004, and 2003, respectively. The following table summarizes the weighted-average grant-date fair value of options granted during the years ended December 31, 2005, 2004, and 2003. The fair-values were determined by utilizing the Black-Scholes option-pricing model using the key assumptions listed below:

	2005	2004		2003
	Indexed	Indexed	Fixed	Indexed	Fixed
Weighted-average fair value	$ 11.07	$ 10.46	$ 16.28	$ 7.63	$ 13.28
Risk-free interest rate	1.60%	1.60%	3.85%	2.03%	2.94%
Expected option life (years)	6 years	6 years	6 years	6 years	6 years
Expected volatility	31.9%	24.6%	50.0%	34.6%	60.0%
Dividend yield	0.49%	0.30%	0.51%	0.37%	0.39%

7. PENSION, POST-RETIREMENT AND POST-EMPLOYMENT PLANS

The Company has a defined benefit pension plan, defined contribution profit sharing and employee stock ownership plans and post-employment benefits for substantially all of its domestic employees. The Company also has a non-pension defined post-retirement benefits plan for certain domestic employees. Aggregate amounts charged to earnings for these plans (including amounts for the employee stock ownership plans) for the years ended December 31, 2005, 2004, and 2003 were $7,348, $7,358, and $7,252 respectively.

As of January 1, 2005, the Company changed its defined contribution profit sharing and employee stock ownership plan to eliminate profit sharing contributions and remove age restrictions imposed on MacDermid Incorporated stock held for investment purposes. Additionally, as of January 1, 2005, the Company amended its domestic defined benefit pension plan and Supplemental Executive Retirement Plan to reflect a retirement age of sixty-five years old from sixty years old. This change will have an effect on the accumulated benefit obligation going forward.

Defined Benefit Domestic Pension Plan

The domestic defined benefit pension plan (“Pension Plan”) provides retirement benefits based upon years of service and compensation levels. At December 31, 2005, the accumulated benefit obligation was $61,531. The measurement date used each year to determine pension and other postretirement benefits is September 30, at which time the minimum contribution level for the following year is determined. The estimated future benefit payments are presently expected to range from approximately $2,250 to $2,900 per year for each of the next five years, and $18,600 in aggregate for the five years thereafter. The Company expects to contribute pension funding requirements of $9,000 in 2006 and approximately $5,000 each of the four years thereafter.

The Company’s investment policies incorporate an asset allocation strategy that emphasizes the long-term growth of capital, tolerating asset volatility as long as it is consistent with the volatility of the relevant market indexes. The Company believes this strategy is consistent with the long-term nature of plan liabilities and ultimate cash needs of the plans. Plan assets consist primarily of bonds, guaranteed investment contracts and listed stocks, including 394,754 shares of the Company’s common stock having a market value of $11,014 at December 31, 2005 and $14,197 at December 31, 2004. The weighted average asset allocation of the pension benefit plan was 27% debt securities and 73% equity securities at December 31, 2005.

An investment committee, appointed by the Board of Directors, manages these assets in accordance with the Company’s investment polices. The investment committee meets at least four times per year to assess risk factors, rates of return, and asset allocation limitations as prescribed by the committee’s investment policy statement. Return on asset (“ROA”) assumptions are determined annually based on a review of the asset mix as well as individual ROA performances, benchmarked against indexes such as the S&P 500 Index and the Russell 2000 Index. In determining an assumed rate of return on plan assets, the Company considers past performance and economic forecasts for the types of investments held by the plan.

Assumptions used to value plan liabilities include discount rate and demographic factors, such as retirement, mortality and turnover. The Company has chosen a discount rate which is used to state expected future cash flows at a present value on the measurement date. This rate represents the market rate for high-quality fixed income investments as depicted in a study that the company commissioned during 2005. A lower discount rate increases the present value of benefit obligations and increases pension expense. The discount rate was decreased to 5.5% for the 2005 pension cost determination from 6% in 2004. The Company believes this decrease better reflects the interest rate environment as of the September 30, 2005 measurement date. The 0.5% decrease in the discount rate will cause annual pension expense to increase by approximately $0.8 million in fiscal year 2006. Additionally, beginning January 1, 2006, the Company changed the mortality table used to evaluate the plan from the 1983 Group Annuity Mortality Table to the more current RP-2000 Mortality Table projected to 2005. It is the Company’s belief that this table, which is developed by the Society of Actuaries, better reflects future anticipated experience for the plan.

Actual pension expense and future contributions required to fund the plan will depend on future investment performance, changes in future discount rates, the level of contributions the Company makes and various other factors related to the populations participating in the pension plan. The Company will continue to evaluate all of the actuarial assumptions, on an annual basis, including the expected long-term rate of return on assets and discount rate, and will adjust the assumptions as necessary to ensure proper funding levels are maintained for the plan and that the plan can meet its long-term retirement obligations.

Supplemental Executive Retirement Plan

The Company sponsors an unfunded Supplemental Executive Retirement Plan (“SERP”) for certain executive officers. The SERP is a non-qualified plan and entitles executive officers to the difference between the benefits actually paid to them under the Pension Plan and the benefits they would have received under the Pension Plan were it not for certain restrictions imposed by the IRS Code, which relate to the amount of benefits payable under the Pension Plan and the amount of annual compensation which may be taken into account in determining benefits under the Pension Plan. Covered compensation under this plan includes an employee’s annual salary and bonus. At December 31, 2005, the accumulated benefit obligation was approximately equal to the projected benefit obligation.

Foreign pension

MacDermid has retirement and death benefit plans, covering employees in the United Kingdom, Germany, and Japan. As of April 6, 1997, the United Kingdom plan was converted from a defined benefit to a defined contribution basis for pensionable service after that date. The obligation has been recognized for past service benefits, which continue on the defined benefit basis.

At December 31, 2005, the accumulated benefit obligation of the United Kingdom plan was $68,352. The measurement date used each year to determine pension and other postretirement benefits is September 30, at which time the minimum contribution level for the following year is determined. The estimated future benefit payments are presently expected to approximate $2,400 to $2,800 per year for each of the next five years and $14,200 in aggregate for the five years thereafter. The Company expects to contribute pension funding requirements of $1,500 in 2006 and approximately $5,000 for each of the five years thereafter. The plans' assets consist primarily of bonds, guaranteed investment contracts and listed stocks. The weighted-average asset allocation of the pension benefit plan was 33% debt securities, 66% equity securities, and 1% other. An independent trustee committee, appointed by both Company management and the employees in the plan, meets to assess risk factors, rates of return, and the asset allocation limitations as prescribed by the committee's investment policy statement. In addition, an annual review is conducted to ensure both that (a) proper funding levels are maintained for the plan; and (b) that the plan can meet its long-term retirement obligations.

Included in the accompanying table of pension benefits are the United Kingdom, Germany, and Japan plans for 2005. In 2004, the Company included only the United Kingdom plan due to materiality.

Certain other MacDermid foreign subsidiaries maintain benefit plans that are consistent with statutory practices that are not significant individually or in the aggregate.

Post-retirement Benefit Plan

The Company sponsors a defined benefit post-retirement medical and dental plan that covers all of its domestic full-time employees, hired prior to April 1, 1997, who retire after age fifty-five, with at least ten to twenty years of service (depending upon the date of hire).

Eligible employees receive a subsidy from the Company towards the purchase of their retiree medical benefits. The subsidy level is based on the date of retirement from MacDermid. All domestic employees who retired prior to March 31, 1989 received a medical subsidy of $2,756 during fiscal year 2005. Employees retiring from the Company after April 1, 1989 received a medical subsidy of $1,924 during fiscal year 2005. The annual increase in the Company’s costs for post-retirement medical benefits is subject to a limit of 5% for those retiring prior to March 31, 1989 and 3% for those retiring after April 1, 1989. Retirees will be required to contribute to the plan costs in excess of their respective Company limits stated above in addition to their other required contributions.

The projected benefit obligation for the post-retirement plan at December 31, 2005 was comprised of 39% retirees, 8% fully eligible active participants, and 53% other active participants. As described above, the annual increase in healthcare cost to MacDermid is subject to a defined limit of 3% or 5% for post-retirement medical benefits, based on the date of retirement; therefore, the healthcare trend rate assumption has no effect on the amounts reported. There is no assumed rate increase for dental benefits because it is a scheduled plan.

The Medicare Act did not affect the Company’s post-retirement medical plan obligations and expense during fiscal 2005 and 2004. See Note 1 for a full description of the Medicare Act as adopted by MacDermid, which is incorporated herein by reference. The Company’s post-retirement benefits are, as described above, in the form of defined medical subsidy amounts that are subject to annual increases up to a maximum defined percentage. The amount of these Company-defined subsidies is not impacted by the Medicare Act.

Post-employment benefits

The Company sponsors a defined benefit post-employment compensation continuation plan that covers all full-time domestic employees. Employees who have completed at least six months of service, and become permanently disabled and are unable to return to work, are eligible to receive a benefit under the plan. The benefit may range from one week to a maximum of six months of compensation. The estimated ongoing after-tax annual cost is not material.

The following table sets forth the components of the pension and post-retirement benefit plans with respect to the consolidated balance sheets at December 31, 2005, and 2004. The domestic pension disclosure has been adjusted to include the SERP plan in order to conform to current year presentation:

	Pension Benefits				Postretirement Benefits
	2005		2004		2005	2004
	Domestic	Foreign	Domestic	Foreign	Domestic	Domestic
Reconciliation of Projected Benefit
Obligation:
Projected benefit obligation at
beginning of year	$ 66,761	$ 69,636	$ 61,050	$ 54,811	$ 6,391	$ 6,927
Service cost	3,316	518	3,857	541	98	128
Interest cost on projected benefit
obligation	3,966	2,968	3,755	2,895	372	421
Plan participant contributions	-	325	-	349	243	202
Plan amendments	401	-	(611)	-	-	-
Actuarial (gain)/loss excluding
assumption change	(1,600)	6,886	(958)	6,686	124	(531)
Actuarial (gain)/loss due to
assumption change	11,432	-	1,636	-	430	(171)
Benefits paid	(2,186)	(2,490)	(1,968)	(2,285)	(727)	(585)
Translation difference	-	(6,922)	-	4,070	-	-
Projected benefit obligation at end of
year	$ 82,090	$ 70,921	$ 66,761	$ 67,067	$ 6,931	$ 6,391

Reconciliation of Fair Value of Plan
Assets:
Fair value of plan assets at beginning
of year	$ 46,874	$ 53,876	$ 43,101	$ 44,880	$ -	$ -
Actual return on plan assets, net of
expenses	1,469	9,389	2,358	3,785	-	-
Employer contribution	2,824	3,336	3,383	1,608	484	383
Plan participant contribution	-	325	-	349	243	202
Benefits paid	(2,186)	(2,490)	(1,968)	(2,285)	(727)	(585)
Translation difference	-	(5,331)	-	3,332	-	-
Fair value of plan assets at end of year	$ 48,981	$ 59,105	$ 46,874	$ 51,669	$ -	$ -

Funded Status:
Funded status	$ (33,109)	$ (11,816)	$ (19,887)	$ (15,398)	$ (6,931)	$ (6,391)
Unrecognized net actuarial loss	23,771	11,455	12,067	15,398	1,606	1,142
Contributions after measurement date	-	-	1,000	-	121	96
Unamortized prior service cost	(64)	-	(457)	-	138	156
Net amount recognized	$ (9,402)	$ (361)	$ (7,277)	$ -	$ (5,066)	$ (4,997)

Amounts Recognized in the
Consolidated Balance Sheets:
Accrued benefit liability	$ (9,402)	$ (11,816)	$ (7,277)	$ (15,398)	$ (5,066)	$ (4,997)
Accumulated other comprehensive
income	(5,835)	11,455	-	15,398	-	-
Net amount recognized	$ (15,237)	$ (361)	$ (7,277)	$ -	$ (5,066)	$ (4,997)

Weighted Average Assumptions
Used at Disclosure:
Discount rate	5.5%	5.0%	6.0%	5.6%	5.5%	6.0%
Rate of compensation increase	4.5%	2.8%	4.5%	3.0%	**	**
Long-term rate of return on assets	8.0%	7.0%	8.0%	7.5%	**	**

**Not a meaningful statistic.

The components of net periodic benefit cost of the pension and postretirement benefit plans with respect to the consolidated statements of earnings for the year ended December 31, 2005, 2004, and 2003 were as follows:

Pension Benefits:
	Year Ended		Year Ended		Year Ended
	December 31, 2005		December 31, 2004		December 31, 2003
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
Net Periodic Benefit Expense:
Service cost	$ 3,316	$ 779	$ 3,857	$ 541	$ 3,683	$ 568
Interest cost on the project
benefit obligation	3,966	3,005	3,755	2,895	3,417	2,702
Expected return on plan assets	(3,781)	(2,962)	(3,505)	(3,359)	(2,864)	(3,127)
Amortization of prior service
cost	7	-	28	-	28	-
Recognized actuarial (gain)/loss	441	1,040	394	812	282	684
Net periodic benefit cost	$ 3,949	$ 1,862	$ 4,529	$ 889	$ 4,546	$ 827

	Year Ended		Year Ended		Year Ended
	December 31, 2005		December 31, 2004		December 31, 2003
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
Weighted Average Assumptions
used to Determine Expense:
Discount rate	6.0%	5.0%	6.3%	5.6%	6.8%	5.5%
Rate of compensation increase	4.5%	2.8%	4.5%	3.0%	5.0%	4.5%
Long-term rate of return on assets	8.0%	7.0%	8.0%	7.5%	8.0%	8.0%

Postretirement Benefits:
	Year Ended December 31,
	2005	2004	2003
Net Periodic Benefit Expense:
Service cost	$ 98	$ 128	$ 116
Interest cost on the projected benefit
obligation	372	421	405
Expected return on plan assets	-	-	-
Amortization of prior service cost	17	18	17
Amortization of transition obligation	67	156	100
Net periodic benefit cost	$ 554	$ 723	$ 638

8. INCOME TAXES
Income tax expense (benefit) is allocated as follows:

	Year Ended December 31,
	2005	2004	2003

Income tax expense	$ 18,568	$ 24,513	$ 23,466
Discontinued operations	-	-	(902)
Shareholders' equity for the tax effects of
stock-based compensation expense in
excess of amounts recognized for financial
reporting purposes, and for the tax effects
of minimum pension liability, hedging
activities and foreign currency translation	878	(4)	127
Total	$ 19,446	$ 24,509	$ 22,691

Income tax expense (benefit) attributable to income from continuing operations for 2005, 2004, and 2003 consisted of the following:

	Current	Deferred	Total
	December 31, 2005
U.S. Federal	$ 6,217	$ (5,299)	$ 918
State and local	647	(59)	588
Foreign	10,286	6,776	17,062
	$ 17,150	$ 1,418	$ 18,568

	December 31, 2004
U.S. Federal	$ 3,534	$ 2,627	$ 6,161
State and local	387	499	886
Foreign	18,646	(1,180)	17,466
	$ 22,567	$ 1,946	$ 24,513

	December 31, 2003
U.S. Federal	$ 6,186	$ 6,511	$ 12,697
State and local	993	2,610	3,603
Foreign	4,193	2,973	7,166
	$ 11,372	$ 12,094	$ 23,466

Income tax expense (benefit) attributable to continuing operations differed from the amounts computed by applying the U.S. Federal statutory tax rates to pretax income for 2005, 2004, and 2003, as a result of the following:

	Year Ended December 31,
	2005	2004	2003

U.S. Federal statutory tax rate	35.0%	35.0%	35.0%

Taxes computed at U.S. statutory rate	$ 22,964	$ 27,208	$ 25,650
State income taxes, net of Federal benefit	379	576	792
Foreign tax rate differential	(6,235)	3,044	3,535
Export tax benefits	(1,250)	(1,160)	(1,273)
Net change in valuation allowance	931	(5,294)	(3,995)
Other, net	1,779	139	(1,243)
Actual income taxes	$ 18,568	$ 24,513	$ 23,466

Effective tax rate	28.3%	31.5%	32.0%

Earnings from continuing operations before income taxes and cumulative effect of an accounting change included foreign earnings of $59,654, $57,570, and $56,613, for 2005, 2004, and 2003, respectively.

MacDermid has not recognized a deferred tax liability for the undistributed earnings of foreign subsidiaries that arose in 2005 and prior years because the Company does not expect to repatriate those earnings in the foreseeable future. A deferred tax liability will be recognized when the Company expects to recover those earnings in a taxable transaction, such as the receipt of dividends or sale of the investment, net of foreign tax credits. A determination of the deferred tax liability related to the undistributed earnings of foreign subsidiaries is not practical. The undistributed earnings of those subsidiaries were approximately $226,850 at December 31, 2005.

In December 2004, the FASB finalized Staff Position No. FAS 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (“FAS 109-1”), and Staff Position No. FAS 109-2, Accounting and Disclosure for the Foreign Earnings Provision within the American Jobs Creation Act of 2004 (“FAS 109-2”). The American Jobs Creation Act of 2004 (“the Act”) provides for a temporary 85% dividends received deduction on certain foreign earnings repatriated during a one-year period. The deduction would result in a 5.25% Federal tax rate on qualifying earnings repatriated under the Act. The Act does not have a significant impact on the Company’s fiscal year 2005 income tax expense.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2005, and 2004 are as follows:

	As of December 31,
	2005	2004
Deferred tax assets:
Accounts receivable, primarily due to allowance for doubtful
doubtful accounts	$ 1,783	$ 1,550
Inventories	5,825	5,313
Accrued liabilities	3,538	5,028
Acquisition accrued liabilities	4,532	5,533
Employee benefits	18,919	15,830
Research and development tax credits	2,075	2,555
Foreign tax credits	8,079	3,655
Net operating losses	15,410	19,665
Impairment and asset write-downs	26,569	24,292
Alternative minimum tax credits	2,658	1,055
Total gross assets	89,388	84,476
Valuation reserve	(12,883)	(11,952)
Total gross deferred tax assets	76,505	72,524

Deferred tax liabilities:
Plant and equipment, primarily due to depreciation	5,481	7,806
Intangibles and other assets	19,396	16,927
Other	8,821	4,080
Total gross deferred tax liabilities	33,698	28,813
net deferred tax asset	$ 42,807	$ 43,711

The net tax effects of temporary differences that give rise to significant portions of the net deferred tax asset and liabilities at December 31, 2005, and 2004 are as follows:

	Year Ended December 31,
	2005	2004

Net current deferred tax asset	$ 16,629	$ 18,303
Net noncurrent deferred tax asset	37,667	34,675
	54,296	52,978

Net noncurrent deferred tax liability	11,489	9,267

Total net deferred tax asset	$ 42,807	$ 43,711

The valuation allowance for deferred tax assets was $12,883 and $11,952 at December 31, 2005 and 2004, respectively. The net change in the valuation allowance for 2005 includes an increase of $931 related to foreign net operating losses and foreign tax credits which the Company feels are more likely than not to be realized. In assessing whether deferred tax assets will be realized, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, tax planning strategies and expiration dates of certain deferred tax assets in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that the benefits of those deductible differences will be realized, net of existing valuation allowances at December 31, 2005.

At December 31, 2005, MacDermid had federal, state, and foreign net operating losses of approximately $804, $67,017, and $30,496, respectively, that were available for carry-forward. The majority of the state net operating losses expire during the years 2015 and 2024. The majority of the foreign net operating loss carry-forwards expire during the years 2008 through 2014.

The large difference between the federal net operating loss carry-forward and the total of the state net operating loss carry-forwards is due to the nature of how the Company files its tax returns for state purposes versus federal income tax purposes. The company files a consolidated tax return for federal purposes. Any losses incurred by members of the consolidated group can be offset against income of other members. The consolidated group is generally profitable for federal income tax purposes, and therefore, significant tax losses have not been generated. Many states require separate returns to be filed for each member of the consolidated group with a taxable presence in a given state. Some of the federal consolidated group members generate losses on a stand-alone basis based on their particular businesses or functions. Additionally, some states which allow the filing of a consolidated return have variations in state laws regarding the inclusion of certain items of income.

The deferred tax asset associated with the state net operating loss carry-forwards is calculated using an average rate of 7.04%. This results in a deferred tax asset of $4,716. There is a valuation allowance provided for 100% of this deferred tax asset because it is more likely than not that they will not be utilized based on the Company’s domestic operations and structure.

The deferred tax asset associated with the foreign net operating loss carry-forwards and foreign tax credits is calculated using the statutory tax rates of the relevant foreign jurisdictions. This results in a deferred tax asset of $10,477 as of December 31, 2005. A valuation allowance of $3,412 has been provided against the deferred tax assets associated with certain foreign net operating loss carry-forwards because the recent results of the business units associated with the loss carry-forwards indicate that it is more likely than not that the benefits from the net operating loss carry-forwards and tax credits will not be realized.

In addition, the Company has approximately $8,079 of foreign tax credits, $2,075 of research and development tax credits and $2,658 of alternative minimum tax credits that are available for carryforward. These carry-forward periods range from five years to an unlimited period of time.

The Company is also subject to examination of its income tax returns for multiple years by the Internal Revenue Service (“IRS”) and other tax authorities. MacDermid periodically assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision and related accruals for income taxes.

9. DEBT AND CAPITAL LEASES
MacDermid’s debt and capital lease obligations as of December 31, 2005, and 2004 consisted of the following:

	As of December 31,
	2005	2004

Notes payable	$ 498	$ 489

Senior Subordinated Notes, 9 1/8%, unsecured, due 2011	$ 300,516	$ 300,385
Other	82	132
Capitalized lease obligations	677	824
Total long-term obligations, inclusive of current portion	301,275	301,341
Less current portion	(232)	(264)
Total long-term borrowings	$ 301,043	$ 301,077

Unamortized bond discount included in Senior
subordinated notes	984	1,115
Total principal due on long-term borrowings	$ 302,259	$ 302,456

Minimum future principal payments on debt and capital leases subsequent to December 31, 2005, are as follows:

	Capital leases	Long-term debt	Total
2006	$ 233	$ -	$ 233
2007	176	-	176
2008	148	-	148
2009	24	-	24
2010	26	-	26
Thereafter	70	301,582	301,652
Total	$ 677	$ 301,582	$ 302,259

Notes payable

MacDermid’s notes payable balance as of December 31, 2005, and December 31, 2004, is made up of outstanding foreign borrowings under available lines of credit. The Company’s domestic borrowings provide for interest rates at or below the prime rate on the date of borrowing. There were no borrowings on MacDermid’s domestic lines of credit as of December 31, 2005. Foreign borrowings carry interest rates that vary with local currency exchange rate changes. MacDermid’s aggregate borrowing capacity under these lines of credit approximate $98,900 at December 31, 2005, and can be withdrawn at any time at the option of the banks. The weighted-average interest rates on short-term borrowings outstanding at the end of December 31, 2005 and 2004 were 2.8% and 1.6%, respectively.

Senior subordinated notes

On June 20, 2001, MacDermid issued 9 1/8% Senior Subordinated Notes ("Bond Offering"), due 2011, for the face amount of $301,500. Interest on the Senior Subordinated Notes is due semi-annually on January 15th and July 15th. The proceeds from the Bond Offering were used to pay down the term loans, revolving credit facilities and other previously existing debt facilities. During June 2001, the Company had an outstanding interest rate swap agreement that hedged one of MacDermid’s previously existing term loans. When this term loan was extinguished through the Bond Offering, the swap became an open position. The swap expired in December 2005. See Note 15, for further discussion regarding derivatives and other financial instruments.

Pursuant to the Senior Subordinated Notes agreement, the Company is subject to covenants requiring certain qualitative and quantitative thresholds, including a requirement to maintain a defined fixed charge ratio greater than or equal to 2.25 to 1.0. The incurrence of additional debt (excluding the Bond Offering) is also limited, as are certain defined restricted payments. The Company was in compliance with all of these covenants as of December 31, 2005.

The Senior Subordinated Notes were fully, jointly and severally, irrevocably and unconditionally guaranteed by MacDermid’s domestic subsidiaries at the time of issuance. See Note 19 for further information regarding the guarantee.

Revolving credit facility

MacDermid has a $50,000 committed revolving credit facility that expires in 2006. The Company can borrow foreign currencies and U. S. dollars against this facility. Commitment fees under the revolving credit lines are variable, ranging from 25 to 62.5 basis points on the unused balance. Under the credit agreement, the Company is subject to covenants requiring certain qualitative and quantitative thresholds. Under these covenants, MacDermid is required to maintain a net worth greater than $206,546, a bank-defined ratio of earnings before income taxes (“EBIT”) to interest expense greater than 2.75 to 1.0, and a bank-defined ratio of total debt to earnings before tax, depreciation and amortization (“EBITDA”) of no greater than 3.25 to 1.0. The Company was in compliance with all of these covenants as of December 31, 2005. The revolving credit facility bears interest at a variable rate, which is based on a ratio of MacDermid’s debt to earnings before certain expenses. The rates were set from 1.25% to 1.875% above the applicable London Inter Bank Offering Rate ("LIBOR"). At December 31, 2005, and 2004, there were no borrowings outstanding under this facility.

Other debt facilities

MacDermid carries various short-term debt facilities worldwide which are used to fund short-term cash needs when the need arises. No amounts were outstanding on any of these facilities as of December 31, 2005, or 2004. The Company also has various overdraft facilities available. The capacity under these overdraft facilities was $48,969 at December 31, 2005. Some of these overdraft lines carry variable interest rates. As of December 31, 2005, MacDermid’s overdraft lines bore interest rates ranging up to 5.0%.

10. SEGMENT REPORTING
MacDermid operates on a worldwide basis, supplying proprietary chemicals for two distinct segments, Advanced Surface Finishing and Printing Solutions. These segments are managed separately as each segment has differences in technology and marketing strategies. Chemicals sold by the Advanced Surface Finishing segment are used for cleaning, activating, polishing, mechanical plating and galvanizing, electro-plating, phosphatising, stripping and coating, filtering, anti-tarnishing and rust inhibiting for metal and plastic surfaces associated with automotive and industrial applications. The Advanced Surface Finishing segment also sells chemicals for etching copper and imprinting electrical patterns for various electronics applications and lubricants and cleaning agents associated with offshore oil and gas operations. The June 2005 acquisition of Autotype (discussed in Note 17) augmented this segment by adding production of hard coated films for the membrane switch and touch screen markets. The products sold by the Printing Solutions segment include offset printing blankets and photo-polymer plates used in packaging and newspaper printing, offset printing applications, and digital printers and related supplies. The June 2005 acquisition of Autotype added high quality stencil materials and digital pre-press products for screen printing. Net sales for all of MacDermid’s products fall into one of these two business segments.

The results of operations for each business segment include certain corporate operating costs which are allocated based on the relative burden each segment bears on those costs. Identifiable assets for each business segment are reconciled to total consolidated assets including unallocated corporate assets. Unallocated corporate assets consist primarily of deferred tax assets, deferred bond financing fees and certain other long term assets not directly associated with the support of the individual segments. Intersegment loans and accounts receivable are included in the calculation of identifiable assets and are eliminated separately.

MacDermid’s segment’s performance is evaluated based upon its operating profit. Transactions between segments are generally recorded at approximated arm’s length amounts.

The following table gives relevant information regarding each segment's results of operations:

	2005	2004	2003

Net sales:
Advanced Surface Finishing
Total segment net sales	$ 432,202	$ 395,062	$ 355,459
Intersegment sales	(8,946)	(8,339)	(7,328)
Net external sales for the segment	$ 423,256	$ 386,723	$ 348,131

Printing Solutions	314,787	274,062	271,755
Consolidated net sales	$ 738,043	$ 660,785	$ 619,886

Depreciation and amortization:
Advanced Surface Finishing	$ 11,863	$ 9,874	$ 9,705
Printing Solutions	9,532	9,283	9,389
Consolidated depreciation and amortization	$ 21,395	$ 19,157	$ 19,094

Operating profit:
Advanced Surface Finishing	$ 61,632	$ 62,728	$ 50,858
Printing Solutions	32,101	42,682	48,292
Consolidated operating profit	$ 93,733	$ 105,410	$ 99,150

Capital expenditures:
Advanced Surface Finishing	$ 9,971	$ 8,032	$ 6,348
Printing Solutions	3,264	2,282	2,481
Corporate	824	2,133	3,075
Discontinued Operations	-	-	623
Consolidated capital expenditures	$ 14,059	$ 12,447	$ 12,527

Total assets by segment as of December 31, 2005, and 2004 were as follows:

	As of
	December 31,	December 31,
	2005	2004

Advanced Surface Finishing	$ 546,891	$ 499,119
Printing Solutions	312,332	277,488
Unallocated corporate assets	95,430	132,035
Intercompany eliminations	(141,917)	(134,923)
Consolidated assets	$ 812,736	$ 773,719

Sales and assets by geographic region were:

	United	Other		Asia
	States	Americas	Europe	Pacific	Consolidated
Year Ended December 31, 2005
Net sales	$ 275,518	$ 18,513	$ 258,248	$ 185,764	$ 738,043
Identifiable assets	$ 355,067	$ 7,550	$ 348,840	$ 101,279	$ 812,736

Year Ended December 31, 2004
Net sales	$ 250,793	$ 18,986	$ 240,063	$ 150,943	$ 660,785
Identifiable assets	$ 328,814	$ 8,823	$ 342,695	$ 93,387	$ 773,719

Year Ended December 31, 2003
Net sales	$ 247,883	$ 18,508	$ 220,568	$ 132,927	$ 619,886
Identifiable assets	$ 293,851	$ 8,710	$ 310,479	$ 84,195	$ 697,235

11. COMMON AND TREASURY STOCK

Common shares are summarized in the following table:

	Year Ended December 31,
	2005	2004	2003
Balance, beginning of year	46,838,700	46,813,138	46,639,757

Shares issued:
Options exercised	289,280	23,750	168,000
Stock awards	3,970	1,812	5,381
Balance - end of year	47,131,950	46,838,700	46,813,138

For further discussion regarding MacDermid’s stock compensation plans, refer to Note 6.

The Board of Directors has from time-to-time authorized the purchase of issued and outstanding shares of MacDermid’s common stock. On May 12, 2005, the Board of Directors authorized the repurchase of up to an aggregate of 5,000,000 shares of the Company’s common stock, replacing all previous authorizations. No shares of the Company’s common stock have been repurchased by MacDermid under the May 12, 2005 Board of Directors authorization. At December 31, 2005, such a repurchase would cost approximately $139,500. On May 7, 2003, the Board of Directors authorized the repurchase of up to an aggregate of 3,000,000 of its common shares, replacing all previous authorizations. Pursuant to this authorization, in a privately negotiated transaction, MacDermid acquired 1,350,000 common shares on May 7, 2003, for $22.60 per share, and acquired 851,720 common shares on September 22, 2003, for $25.00 per share. Any future authorized repurchases will depend on various factors, including the market price of MacDermid’s common stock, MacDermid’s business and financial position, borrowing covenants, as well as general economic and market conditions. Additional shares acquired pursuant to such authorizations will be held in the Company treasury and will be available for issuance without further shareholder action (except as required by applicable law or the rules of any securities exchange on which the shares are then listed). Such shares may be used for various corporate purposes, including contributions under existing or future employee benefit plans, the acquisition of other businesses and the distribution of stock dividends.

Treasury stock activity is summarized in the following table for the years ended December 31, as follows:

	Year Ended December 31,
	2005	2004	2003
Balance, beginning of year	16,547,686	16,548,604	14,349,453
Shares acquired	-	-	2,201,720
Shares released	(923)	(918)	(2,569)
Balance - end of year	16,546,763	16,547,686	16,548,604

12. OPERATING LEASE COMMITMENTS

MacDermid’s leases expire at various dates through 2047 for certain office and warehouse space, land, transportation, computer and other equipment. Contingent rentals are paid for warehouse space on the basis of the monthly quantities of materials stored and for transportation and other equipment on the basis of mileage or usage. Total rental expense for these leases amounted to $10,604, $9,323, and $8,883, for fiscal years 2005, 2004, and 2003, respectively, of which $657, $699, and $1,017, respectively, were contingent rentals.

Minimum operating lease commitments for the fiscal years subsequent to December 31, 2005, are as follows:

Operating
2006	$ 8,892
2007	5,975
2008	4,385
2009	3,902
2010	3,699
Thereafter	31,976
Total	$ 58,829

13. OTHER INCOME (EXPENSE)

The major components of other income (expense) for the years ended December 31, 2005, 2004, and 2003 were as follows:

	Year Ended December 31,
	2005	2004	2003
Miscellaneous income:
Interest rate swaps	$ 537	$ 1,099	$ 633
Non-operating provision adjustments	-	892	919
Joint ventures	392	810	11
Call and put gain	-	-	2,214
Foreign exchange	-	-	39
Other	49	682	498
Total miscellaneous income	$ 978	$ 3,483	$ 4,314

Miscellaneous expense:
Foreign exchange	$ (711)	$ (1,541)	$ -
Other	(306)	-	-
Total miscellaneous expense	$ (1,017)	$ (1,541)	$ -

14. CONTINGENCIES, ENVIRONMENTAL AND LEGAL MATTERS

Environmental Issues:

MacDermid is a manufacturer and distributor of specialty chemical products, and is therefore exposed to the risk of liability or claims with respect to environmental cleanup or other matters, including those in connection with the disposal of hazardous materials. The Company is subject to extensive domestic and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing discharges of pollutants into the air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated properties. The Company has incurred, and will continue to incur, significant costs and capital expenditures in complying with these laws and regulations. Significant additional costs could be incurred, including cleanup costs, fines, sanctions, and third-party claims, as a result of violations of or liabilities under environmental laws. To ensure compliance with applicable environmental, health and safety laws and regulations, the Company maintains a disciplined environmental and occupational safety and health compliance program, which includes conducting regular internal and external audits at Company plants to identify and categorize potential environmental exposure.

Asset Retirement Obligations:
Asset retirement obligations are based principally on legal and regulatory requirements. At December 31, 2005 the Company has accrued $1,404 for its asset retirement obligation for properties where the Company can make a reasonable estimate of the future cost. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions. Changes in the estimate during three years ended December 31, 2005 have not been significant.

Environmental Remediation:
As of December 31, 2005, $2,715 was reserved for various environmental matters. Ultimate costs may vary from current estimates and reserves, and the discovery of additional contaminants at these or other sites, or the imposition of additional cleanup obligations, or third-party claims relating thereto, could result in significant additional costs.

The following summary provides some details regarding the Company’s environmental liabilities:

•
MacDermid is named as a potentially responsible party (“PRP”) at two Superfund sites (Fike-Artel in Nitro, West Virginia, and Solvents Recovery in Southington, Connecticut), in which many other PRPs are also involved. With respect to both of these sites, the Company has entered into cost sharing agreements that result in costs of less than $10 per year for funding MacDermid’s share of the ongoing cleanup costs at each site. No reserve has been established, given the deminimus nature of the costs. The Company’s cost sharing percentage at each site is 0.2%. On October 31, 2005, the Environmental Protection Agency (“EPA”) notified the Company of alleged deminimus responsibility for certain contamination at the Mercury Refining Site in New York. MacDermid entered into a settlement agreement with the EPA to resolve this deminimus liability for a payment of $1.

•
Some of the Company’s facilities have an extended history of chemical and industrial activity. The Company is directly involved in the remediation of sites that have environmental contamination arising from its operations. These sites include certain sites such as the Kearny, New Jersey and Waukegan, Illinois sites, which were acquired in the December 1998 acquisition of W. Canning plc. With respect to the Kearny, New Jersey site, the Canning subsidiary withheld, under the Acquisition Agreement (“the Acquisition Agreement”), a deferred purchase price payment of approximately $1,600. Clean-up costs at these sites are estimated to be between $2,000 and $5,000. The owners of the Kearny, New Jersey site have primary responsibility for clean-up costs that exceed the deferred purchase price. Investigations into the extent of contamination at these sites are, however, ongoing.

•
MacDermid is in the process of characterizing contamination at the Huntingdon Avenue, Waterbury, Connecticut site, which was closed in the quarter ended September 30, 2003. The extent of required remediation activities at the Huntingdon Avenue site has not yet been determined; however, the Company does not anticipate that it will be materially affected by the environmental remediation costs.

Legal Proceedings:
From time to time, there are various legal proceedings pending against MacDermid. All such proceedings are considered to be ordinary litigation incident to the nature of the Company’s business. Certain claims are covered by liability insurance. The Company believes that the resolution of these claims, to the extent not covered by insurance, will not individually or in the aggregate, have a material adverse effect on financial position or results of operations. To the extent reasonably estimable, reserves are established regarding pending legal proceedings. On July 25, 2005, MacDermid settled a litigation which had been brought against the Company by a supplier in exchange for a payment of $5,000. The litigation had arisen as a result of a contractual dispute. The underlying contract and the dispute had been inherited by a Company subsidiary as a result of the acquisition of PTI, Inc. in December 1999. The Company previously reserved $2,500 as a contingency in this litigation. As a result of the July 2005 settlement, an additional $2,500 was charged against second quarter results. The full settlement amount was paid during the third quarter of fiscal 2005.

15. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

In the normal course of business, MacDermid is exposed to risks such as changes in foreign currency exchange rates, interest rates and commodity prices. The Company has not historically actively hedged these risks using financial instruments. The Company does not enter into derivative instrument contracts for the purposes of speculation or trading. From time to time, when significant foreign currency exposure is identified in a MacDermid subsidiary, intercompany lending facilities may be utilized to reduce foreign currency exposure. The impact of these transactions has historically been, and is expected to continue to be, immaterial. In accordance with Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and subsequent revisions of and interpretations to SFAS 133, all derivative instruments are recorded as assets or liabilities on the balance sheet as fair value. Changes in the fair value of derivatives are either recorded in income or other comprehensive income, as appropriate.

Prior to MacDermid’s bond issue in June 2001, the Company employed interest rate swap agreements to stabilize borrowing costs by reducing exposure to possible future changes in interest rates on term and revolving loans. In June 2001, 9 1/8% senior subordinated notes were issued, simultaneously extinguished the majority of outstanding debt, as discussed in Note 19. As a result, one interest rate swap, originally designated as a hedge against the old debt structure, became an open position. This swap, no longer designated as a hedge, exchanged a fixed interest rate of 5.595% with U.S. LIBOR and had a notional value of $25,000. The swap expired on December 31, 2005. The fair value of the swap at December 31, 2004 was $637, based on the quoted market price from the bank holding the instrument. Net receipts or payments on this swap were accrued and recognized as miscellaneous expense or income each period. During the years ended December 31, 2005, and 2004, the Company recognized income of $537 and $1,099, respectively, in the consolidated statements of earnings.

MacDermid does not enter into derivative financial instruments for trading purposes; however, the Company has certain other supply agreements for raw material inventories and chooses not to enter into any price hedging with suppliers for commodities.

16. DISCONTINUED OPERATIONS

On December 9, 2003, MacDermid sold its 60% interest in Eurocir S.A. (“Eurocir”) to the 40% stakeholders of Eurocir for $5,000. The sales price consisted of $3,000 of consideration received upon closing and $2,000 of interest bearing notes, reflected in other long term assets at December 31, 2003, which are due within six years.

The Eurocir operations represented substantially the entire remaining electronics manufacturing segment and therefore the sale was accounted for as a discontinued operation under Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). The operating results and cash flows from operations of the electronics manufacturing segment have been segregated from continuing operations on the Consolidated Statements of Earnings and Consolidated Statements of Cash Flows for all periods presented.

The following table presents the amounts segregated from the Consolidated Statements of Earnings and reflected as earnings (loss) from discontinued operations:

Year Ended
December 31,
2003
Net sales	$ 78,747

Loss before income taxes and minority
interest	(940)
Income tax (expense) benefit	(12)

Loss from discontinued operations before
gain on sale	(952)
Gain on sale of discontinued operations,
net of tax	6,544
Discontinued operations, net of tax	$ 5,592

Included in discontinued operations for the year ended December 31, 2003, was a pre-tax gain on disposal of discontinued operations of $5,630, which, when combined with a tax benefit of $914, resulted in an after-tax gain of $6,544.

17. ACQUISITIONS

On June 14, 2005, MacDermid acquired all of the outstanding capital stock of Autotype International Ltd. and associated entities (“Autotype”) from Norcros Industry (International) Limited of the UK. The Autotype business acquired is a high technology producer of specialty coated film products for the electronics and printing industries. In electronics, Autotype is a producer of hard coated films for the membrane switch and touch screen markets. In printing, Autotype provides high quality stencil materials and digital pre-press products for screen printing. In the third quarter ended September 30, 2005, the purchase price was adjusted by approximately $339 to $97,031 (net payments of $92,432 adjusted for cash acquired) to reflect a recent revision to the estimated working capital adjustment included in the purchase payment on the date of the transaction closing.

The acquisition was accounted for under the purchase method of accounting, and accordingly, the purchase price was allocated to the acquired assets and liabilities based on preliminary estimates of the fair values of the assets purchased and liabilities assumed as of the date of acquisition. The estimated purchase price allocations are subject to adjustment, as information still being developed is finalized. Adjustments to the purchase price allocation during the fourth quarter of 2005 included principally the valuation of Autotype’s customer base as of the date of acquisition, as well as a write-up of certain fixed assets to reflect market value as of the date of acquisition. Adjustments to the purchase price allocation during the third quarter of 2005 included primarily the working capital revision described above, and facility consolidation costs (see Note 18 for discussion regarding restructuring actions). Preliminary allocation of the purchase price is as follows:

Current assets, net of cash
acquired	$ 30,673
Fixed assets and other	22,911
Intangible assets	13,649
Acquired in-process
research and development	386
Goodwill	42,245
Total assets acquired	109,864

Current liabilities	(11,663)
Long-term debt	(376)
Deferred tax liability	(5,393)
Total liabilities assumed	(17,432)

Net assets acquired	$ 92,432

The intangible assets acquired are expected to have useful lives of five to ten years. Amortization expense for the intangible assets acquired is expected to approximate $1,400 for each of the next five years.

The results of operations from the Autotype acquisition were included in the accompanying Consolidated Financial Statements since the acquisition date.

In June of 2005, MacDermid also acquired a marketing distribution channel for its North American printing blankets business for $995. Of this amount, $245 was accrued in related costs as of December 31, 2005.

18. RESTRUCTURING ACTIVITIES

MacDermid continuously evaluates all operations to identify opportunities to improve profitability by leveraging existing infrastructure to reduce operating costs. During the third and fourth quarters of fiscal 2005, MacDermid implemented certain consolidation actions. These actions are intended to better align the Company’s manufacturing capacity, eliminate excess capacity and lower the operating costs, and streamline the organizational structure for improved long-term profitability. The restructuring actions consist of facility consolidations and closures, and employee terminations. The Company expects to incur incremental manufacturing inefficiency costs at the operating locations impacted by the restructuring actions during the related restructuring implementation period. Fiscal year 2005 restructuring charges against earnings totaled $3,263.  Restructuring costs are recognized in the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

In the fourth quarter of fiscal 2005, MacDermid’s management approved plans to further the reorganization of its operations in Europe (see discussion below regarding initial MPS Europe restructuring actions implemented in the third quarter of fiscal 2005). In connection with approximately 17 administration and production-related positions that will be terminated, MacDermid recorded $1,770 in severance and other benefits. The charges incurred as of December 31, 2005 are expected to be paid out by the first quarter of 2006. The fourth quarter reorganization plans also include the consolidation of the Kvistgaard, Denmark facility with the facility in Wiggan, United Kingdom. The Company’s decision to consolidate the Denmark facility was finalized late in December 2005; however, detailed plans with respect to this consolidation, including planned employee terminations and any cost estimates, have yet to be determined; therefore, no charges were incurred as of December, 31, 2005.

In the third quarter of fiscal 2005, MacDermid’s management approved plans to consolidate the Company’s recently acquired Autotype facility in Schaumburg, Illinois with an existing facility in Middletown, Delaware, and consolidate operations of MacDermid’s MPS Europe facility in Evreux, France with operations in Cernay, France. In the third quarter of 2005, MacDermid recorded restructuring charges against earnings of $1,077, which included $664 in employee severance and other benefits, and $389 in equipment relocation costs. Of the initial restructuring amount, the Company paid $367 as of December 31, 2005, and expects to pay the remainder by the second quarter of fiscal 2006. Pursuant to the plan, approximately 43 administration and production-related positions will be terminated.

In connection with the third quarter 2005 restructuring actions of the Autotype facility, a portion of expected restructuring costs were allocated to the Autotype purchase price. Pursuant to Emerging Issues Task Force No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination (“EITF 95-3”), the Autotype purchase price allocation was adjusted by $322, to include employee termination benefits of $217, fixed asset disposal costs of $30, and estimated site clean-up costs of $75. The Company will remain in possession of the Schaumburg facility until the end of March 2007, when the building lease expires. Refer to Note 17 for further discussion regarding the acquisition of Autotype.

The activity in the accrued restructuring balances related to all of the plans described above was as follows for fiscal 2005, by segment:

						As of December 31, 2005
	Balance, December 31, 2004	Fiscal year 2005 charges	Goodwill adjustments	Cash payments	Non-cash adjustments	Total costs and adjustments to date	Total expected costs and adjustments
Printing
Solutions:

Equipment
relocation	$ -	$ 265	$ -	$ (125)	$ (6)	$ 134	$ 134

Asset
disposals	-	-	18	-	-	18	18

Site
clean-up
costs	-	-	45	-	-	45	45

Severance
and other
benefits	-	1,846	130	(221)	(16)	1,739	1,739

Legal
and other	-	6	-	-	(1)	5	5

Total
Printing
Solutions	$ -	$ 2,117	$ 193	$ (346)	$ (23)	$ 1,941	$ 1,941

Advanced
Surface
Finishing:

Equipment
relocation	$ -	$ 57	$ -	$ (21)	$ -	$ 36	$ 36

Asset
disposals	-	-	12	-	-	12	12

Site
clean-up
costs	-	-	30	-	-	30	30

Severance
and other
benefits	-	704	87	-	-	791	791

Total
Advanced
Surface
Finishing	-	761	129	(21)	-	869	869

Total
restructuring
charges	$ -	$ 2,878	$ 322	$ (367)	$ (23)	$ 2,810	$ 2,810

Other
acquisition
charges	$ -	$ 385	$ -	$ -	$ -	$ 385	$ 385

Total	$ -	$ 3,263	$ 322	$ (367)	$ (23)	$ 3,195	$ 3,195

19. GUARANTOR FINANCIAL INFORMATION

MacDermid, Inc. (“Issuer”) issued 9 1/8% Senior Subordinated Notes (“Bond Offering”) effective June 20, 2001, for the face amount of $301,500, which pay interest semiannually on January 15th and July 15th and mature in 2011. The proceeds were used to pay down existing long-term debt. This Bond Offering is guaranteed by substantially all existing and future directly or indirectly 100% owned domestic restricted subsidiaries of MacDermid, Inc. (“Guarantors”). The Guarantors, fully, jointly and severally, irrevocably and unconditionally guarantee the performance and payment when due of all the obligations under the Bond Offering. The foreign subsidiaries (“Nonguarantors”) are not guarantors of the indebtedness under the Bond Offering.

The equity method was used by MacDermid, Inc. with respect to investments in subsidiaries. The equity method also has been used by subsidiary guarantors with respect to investments in non-guarantor subsidiaries. Financial statements for subsidiary guarantors are presented as a combined entity. The financial information includes certain allocations of revenues and expenses based on management’s best estimates, which are not necessarily indicative of the financial position, results of operations and cash flows that these entities would have achieved on a stand-alone basis.

The following financial information sets forth the Condensed Consolidating Balance Sheets as of December 31, 2005, and December 31, 2004; and the Condensed Consolidating Statements of Earnings and the Condensed Consolidating Statements of Cash Flows for the years ending December 31, 2005, 2004, and 2003.

CONSOLIDATING STATEMENTS OF EARNINGS
YEAR ENDED DECEMBER 31, 2005

					MacDermid
		Guarantor	Nonguarantor		Incorporated
	Issuer	Subsidiaries	Subsidiaries	Eliminations	and Subsidiaries
Net sales	$ 90,209	$ 201,249	$ 480,443	$ (33,858)	$ 738,043
Cost of sales	62,888	102,733	281,548	(33,858)	413,311
Gross profit	27,321	98,516	198,895	-	324,732

Operating expenses:
Selling, technical and
Administrative	40,004	42,476	118,056	-	200,536
Research and
development	6,346	9,779	11,075	-	27,200
Restructuring and
acquisition		379	2,884		3,263
	46,350	52,634	132,015	-	230,999
Operating (loss) profit	(19,029)	45,882	66,880	-	93,733

Equity in earnings of
subsidiaries	75,818	46,571	-	(122,389)	-
Interest income	1,029	32	1,254	-	2,315
Interest expense	(29,980)	(3)	(414)	-	(30,397)
Miscellaneous income
(expense), net	1,075	742	(1,857)	-	(40)
	47,942	47,342	(1,017)	(122,389)	(28,122)

Earnings before taxes	28,913	93,224	65,863	(122,389)	65,611
Income tax benefit
(expense)	18,130	(17,406)	(19,292)	-	(18,568)
Net earnings	$ 47,043	$ 75,818	$ 46,571	$ (122,389)	$ 47,043

CONSOLIDATING STATEMENTS OF EARNINGS
YEAR ENDED DECEMBER 31, 2004

					MacDermid
		Guarantor	Nonguarantor		Incorporated
	Issuer	Subsidiaries	Subsidiaries	Eliminations	and Subsidiaries
Net sales	$ 91,275	$ 163,300	$ 423,048	$ (16,838)	$ 660,785
Cost of sales	58,852	70,301	235,229	(16,838)	347,544
Gross profit	32,423	92,999	187,819	-	313,241

Operating expenses:
Selling, technical and
administrative	44,400	29,428	112,087	-	185,915
Research and
development	6,647	7,497	7,772	-	21,916
	51,047	36,925	119,859	-	207,831
Operating (loss) profit	(18,624)	56,074	67,960	-	105,410

Equity in earnings of
subsidiaries	83,761	49,966	-	(133,727)	-
Interest income	590	41	768	-	1,399
Interest expense	(30,606)	(25)	(383)	-	(31,014)
Miscellaneous Income,
net	1,288	260	394	-	1,942
	55,033	50,242	779	(133,727)	(27,673)

Earnings before taxes	36,409	106,316	68,739	(133,727)	77,737
Income tax benefit
(expense)	16,815	(22,555)	(18,773)	-	(24,513)
Net earnings	$ 53,224	$ 83,761	$ 49,966	$ (133,727)	$ 53,224

CONSOLIDATING STATEMENTS OF EARNINGS
YEAR ENDED DECEMBER 31, 2003

				Unrestricted		MacDermid
		Guarantor	Nonguarantor	Nonguarantor		Incorporated
	Issuer	Subsidiaries	Subsidiaries	Subidiaries	Eliminations	and Subsidiaries
Net sales	$ 88,377	$ 167,451	$ 380,528	-	$ (16,470)	$ 619,886
Cost of sales	58,294	77,330	210,117	-	(16,470)	329,271
Gross profit	30,083	90,121	170,411	-	-	290,615

Operating expenses:
Selling, technical and
administrative	41,137	31,290	99,083	-	-	171,510
Research and
development	6,689	6,998	6,268	-	-	19,955
	47,826	38,288	105,351	-	-	191,465
Operating profit (loss)	(17,743)	51,833	65,060	-	-	99,150

Equity in earnings of
subsidiaries	97,767	61,825	5,592	-	(165,184)	-
Interest income	142	173	558	-	-	873
Interest expense	(32,271)	4,570	(3,350)	-	-	(31,051)
Miscellaneous
income, net	3,558	302	454	-	-	4,314
	69,196	66,870	3,254	-	(165,184)	(25,864)
Earnings from
continuing operations
before taxes	51,453	118,703	68,314	-	(165,184)	73,286
Income tax benefit
(expense)	3,959	(20,936)	(6,489)	-	-	(23,466)
Earnings from
continuing operations	55,412	97,767	61,825	-	(165,184)	49,820
Discontinued
operations	-	-	-	5,592	-	5,592
Cumulative effect of
accounting change	1,014	-	-	-	-	1,014
Net earnings	$ 56,426	$ 97,767	$ 61,825	$ 5,592	$ (165,184)	$ 56,426

CONDENSED CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 2005

					MacDermid
		Guarantor	Nonguarantor		Incorporated
	Issuer	Subsidiaries	Subsidiaries	Eliminations	and Subsidiaries
Assets
Current assets:
Cash and cash equivalents	$ 46,925	$ 3,131	$ 30,876	$ -	$ 80,932
Accounts receivables, net	10,811	22,799	122,108	-	155,718
Due (to) from affiliates	23,496	94,217	(117,713)	-	-
Inventories, net	5,994	27,606	59,373	-	92,973
Prepaid expenses	3,122	1,749	9,237	-	14,108
Deferred income taxes	11,372	-	5,257	-	16,629
Total current assets	101,720	149,502	109,138	-	360,360

Property, plant and
equipment, net	16,362	28,924	77,943	-	123,229
Goodwill	21,916	89,362	125,254	-	236,532
Intangibles, net	-	4,882	35,246	-	40,128
Investments in subsidiaries	506,978	257,450	-	(764,428)	-
Deferred income taxes	25,550	-	12,117	-	37,667
Other assets, net	6,222	3,866	4,732	-	14,820
	$ 678,748	$ 533,986	$ 364,430	$ (764,428)	$ 812,736

Liabilities and Shareholders’ equity
Current liabilities:
Accounts and dividends
payable	$ 9,122	$ 9,950	$ 42,966	$ -	$ 62,038
Accrued compensation	2,118	3,248	10,895	-	16,261
Accrued interest	12,654	24	106	-	12,784
Accrued income taxes
payable	(2,350)	7,622	6,189	-	11,461
Other current liabilities	18,301	5,643	17,187	-	41,131
Total current liabilities	38,009	26,487	77,343	-	141,839

Long-term obligations	300,516	271	256	-	301,043
Retirement benefits, less
current portion	5,066	-	17,277	-	22,343
Deferred income taxes	-	-	11,489	-	11,489
Other long-term liabilities	3,271	250	615	-	4,136
Total liabilities	346,862	27,008	106,980	-	480,850

Total shareholders' equity	331,886	506,978	257,450	(764,428)	331,886
Total Liabilities and
Shareholders' Equity	$ 678,748	$ 533,986	$ 364,430	$ (764,428)	$ 812,736

CONDENSED CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 2004

					MacDermid
		Guarantor	Nonguarantor		Incorporated
	Issuer	Subsidiaries	Subsidiaries	Eliminations	and Subsidiaries
Assets
Current assets:
Cash and cash equivalents	$ 69,512	$ 688	$ 67,629	$ -	$ 137,829
Accounts receivables, net	9,127	18,103	115,225	-	142,455
Due (to) from affiliates	47,106	78,199	(125,305)	-	-
Inventories, net	5,002	22,996	52,447	-	80,445
Prepaid expenses	1,125	2,240	6,818	-	10,183
Deferred income taxes	12,908	-	5,395	-	18,303
Total current assets	144,780	122,226	122,209	-	389,215

Property, plant and
equipment, net	16,886	33,224	60,353	-	110,463
Goodwill	21,680	68,574	104,033	-	194,287
Intangibles, net	-	5,004	23,430	-	28,434
Investments in subsidiaries	449,641	238,254	-	(687,895)	-
Deferred income taxes	21,579	-	13,096	-	34,675
Other assets, net	8,006	3,385	5,254	-	16,645
	$ 662,572	$ 470,667	$ 328,375	$ (687,895)	$ 773,719

Liabilities and Shareholders’ equity
Current liabilities:
Accounts and dividends
payable	$ 7,538	$ 7,363	$ 41,043	$ -	$ 55,944
Accrued compensation	3,645	1,884	6,841	-	12,370
Accrued interest	12,692	-	8	-	12,700
Accrued income taxes					-
payable	(3,467)	5,556	5,204	-	7,293
Other current liabilities	14,621	5,911	20,273	-	40,805
Total current liabilities	35,029	20,714	73,369	-	129,112

Long-term obligations	300,385	274	418	-	301,077
Retirement benefits, less
current portion	20,395	-	6,193	-	26,588
Deferred income taxes	-	-	9,267	-	9,267
Other long-term liabilities	2,732	38	874	-	3,644
Total liabilities	358,541	21,026	90,121	-	469,688

Total shareholders' equity	304,031	449,641	238,254	(687,895)	304,031
Total Liabilities and
Shareholders' Equity	$ 662,572	$ 470,667	$ 328,375	$ (687,895)	$ 773,719

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

				MacDermid
		Guarantor	Nonguarantor	Incorporated
	Issuer	Subsidiaries	Subsidiaries	and Subsidiaries
Net cash flows provided by
(used in) operating
activities	$ (17,144)	$ 32,747	$ 43,565	$ 59,168
Investing activities:
Capital expenditures	(2,773)	(1,054)	(10,232)	(14,059)
Proceeds from disposition of
assets	895	-	525	1,420
Acquisition of business	(237)	(29,247)	(63,698)	(93,182)
Disposition of business	-	-	262	262
Net cash flows used in
investing activities	(2,115)	(30,301)	(73,143)	(105,559)
Financing activities:
Net proceeds from
short-term borrowings	-	-	198	198
Repayments of long-term
borrowings	-	(3)	(491)	(494)
Acquisition of treasury shares	33	-	-	33
Proceeds from exercise
of stock options	3,331	-	-	3,331
Dividends paid	(6,693)	-	-	(6,693)

Net cash flows provided by
financing activities	(3,329)	(3)	(293)	(3,625)
Effect of exchange rate
changes on cash and cash
equivalents	-	-	(6,881)	(6,881)
Net (decrease) increase in
cash and cash equivalents	(22,588)	2,443	(36,752)	(56,897)
Cash and cash equivalents at
beginning of year	69,512	688	67,629	137,829
Cash and cash equivalents at
end of year	$ 46,924	$ 3,131	$ 30,877	$ 80,932

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

				MacDermid
		Guarantor	Nonguarantor	Incorporated
	Issuer	Subsidiaries	Subsidiaries	and Subsidiaries
Net cash flows (used in)
provided by operating
activities	$ (31,175)	$ 81,857	$ 34,595	$ 85,277
Investing activities:
Capital expenditures	(5,184)	(1,676)	(5,587)	(12,447)
Proceeds from disposition of
assets	26	2,212	1,675	3,913
Net cash flows (used in)
provided by investing
activities	(5,158)	536	(3,912)	(8,534)
Financing activities:
Net proceeds from
(repayments of) short-term
borrowings	49,882	(70,688)	20,286	(520)
Proceeds from long-term
borrowings	-	-	24	24
Repayments of long-term
borrowings	-	(251)	(286)	(537)
Issuance of treasury shares	32	-	-	32
Proceeds from exercise of
stock options	619	-	-	619
Dividends paid	37,017	(12,052)	(28,600)	(3,635)

Net cash flows provided by
(used in) financing activities	87,550	(82,991)	(8,576)	(4,017)
Effect of exchange rate
changes on cash and cash
equivalents	-	-	3,809	3,809
Net increase (decrease) in
cash and cash equivalents	51,217	(598)	25,916	76,535
Cash and cash equivalents at
beginning of year	18,295	1,286	41,713	61,294
Cash and cash equivalents at
end of year	$ 69,512	$ 688	$ 67,629	$ 137,829

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

				Unrestricted	MacDermid
		Guarantor	Nonguarantor	Nonguarantor	Incorporated
	Issuer	Subsidiaries	Subsidiaries	Subsidiaries	and Subsidiaries
Net cash flows (used in)
provided by operating
activities	$ (21,946)	$ 49,882	$ 66,616	$ (3,135)	$ 91,417

Investing activities:
Capital expenditures	(3,854)	(1,917)	(6,133)	(623)	(12,527)
Proceeds from disposition of
business and fixed assets	1,590	-	233	5,000	6,823
Net cash flows (used in)
provided by investing
activities	(2,264)	(1,917)	(5,900)	4,377	(5,704)

Financing activities:
Net proceeds from
(repayments of) short-term
borrowings	42,724	(40,364)	(3,728)	(112)	(1,480)
Proceeds from long-term
borrowings	-	-	-	3,570	3,570
Repayments of long-term
borrowings	-	-	(383)	(4,984)	(5,367)
Proceeds from stock options	812	-	-	-	812
Purchase of treasury shares	(51,753)	-	-	-	(51,753)
Dividends paid	36,569	(8,629)	(31,694)	-	(3,754)
Net cash flows provided by
(used in) financing activities	28,352	(48,993)	(35,805)	(1,526)	(57,972)

Effect of exchange rate
changes on cash and cash
equivalents	-	-	1,588	(54)	1,534
Net increase (decrease) in
cash and cash equivalents	4,142	(1,028)	26,499	(338)	29,275
Cash and cash equivalents at
beginning of year	14,153	2,314	15,214	338	32,019
Cash and cash equivalents at
end of year	$ 18,295	$ 1,286	$ 41,713	-	$ 61,294

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
MacDermid, Incorporated:

We have audited the accompanying consolidated balance sheets of MacDermid, Incorporated and subsidiaries as of December 31, 2005, and 2004, and the related consolidated statements of earnings and other comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MacDermid, Incorporated and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of MacDermid, Incorporated's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2006, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/S/ KPMG,LLP

Denver, Colorado
March 10, 2006

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of MacDermid, Inc. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) of the Securities Exchange Act of 1934, as amended.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of the Chief Executive Officer and the Principal Accounting Officer, the Company’s management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. Management based this assessment on the framework and criteria for effective internal control over financial reporting as established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of MacDermid, Inc.’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting.

As permitted by Securities and Exchange Commission guidance, the scope of management’s assessment excludes the internal controls over financial reporting of the acquired operations of Autotype International Ltd. and associated entities (“Autotype”), which was consummated on June 14, 2005. Autotype is included in our consolidated financial statements from the date of acquisition, representing approximately $92.4 million of net assets acquired and approximately $49.5 million of net revenue for the fiscal year ended December 31, 2005. During the period subsequent to the acquisition, no significant deficiencies or material weaknesses in the design of Autotype’s internal controls over financial reporting have come to the attention of management. However, management intends to conduct further testing and diligence as part of its ongoing integration efforts.

Based on this assessment, management has concluded that, as of December 31, 2005, MacDermid, Inc. maintained effective internal control over financial reporting.

KPMG LLP, the independent registered public accounting firm who audited and reported on the consolidated financial statements of MacDermid included in this report, has issued an attestation report on management’s assessment of internal control over financial reporting. That attestation report follows this report.

/s/ Gregory M. Bolingbroke     /s/ Daniel H. Leever
  Gregory M. Bolingbroke,                                Daniel H. Leever,
Senior Vice President, Finance                    Chairman of the Board
       March 10, 2006                                 and Chief Executive Officer
                     March 10, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
MacDermid, Incorporated:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that MacDermid, Incorporated and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). MacDermid, Incorporated’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of MacDermid, Incorporated's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that MacDermid, Incorporated maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission (COSO). Also, in our opinion, MacDermid, Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

MacDermid, Incorporated acquired Autotype International LTD. and associated entities (Autotype) during 2005, and management excluded from its assessment of the effectiveness of MacDermid, Incorporated's internal control over financial reporting as of December 31,2005.  Autotype internal control over financial reporting associated with total net assets of $92.4 million and total revenues of $49.5 million included in the consolidated financial statements of MacDermid, Incorporated and subsidiaries as of and for the year ended December 31, 2005.  Our audit of internal control over financial reporting of MacDermid, Incorporated also excluded an evaluation of the internal control over financial reporting of Autotype.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of MacDermid, Incorporated and subsidiaries as of December 31, 2005, and 2004, and the related consolidated statements of earnings and other comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated March 10, 2006 expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG,LLP

Denver, Colorado
March 10, 2006

FIVE YEAR SELECTED FINANCIAL DATA:
(In thousands except per share data)

					Nine Months	Twelve Months
					Ended	Ended
	Twelve Months Ended				December 31,	March 31,
	2005	2004	2003	2002	2001	2001
OPERATING RESULTS:

Net sales	$ 738,043	$ 660,785	$ 619,886	$ 611,490	$ 472,010	$ 759,642
Earnings (loss) from continuing
operations before cumulative
effect of accounting change	$ 47,043	$ 53,224	$ 49,820	$ 31,477	$ (17,288)	$ 43,753
Earnings (loss) from discontinued
operations, net of tax	-	-	5,592	(22,128)	(11,624)	(8,949)
Cumulative effect of accounting
change, net of tax	-	-	1,014	-	-	-
Net earnings (loss)	$ 47,043	$ 53,224	$ 56,426	$ 9,349	$ (28,912)	$ 34,804

Basic earnings (loss) per
common share:
Continuing operations	$ 1.55	$ 1.76	$ 1.60	$ 0.98	$ (0.54)	$ 1.40
Discontinued operations	-	-	0.18	(0.69)	(0.37)	(0.28)
Cumulative effect of accounting
change	-	-	0.03	-	-	-
Net income	$ 1.55	$ 1.76	$ 1.81	$ 0.29	$ (0.91)	$ 1.12

Diluted earnings (loss) per
common share:
Continuing operations	$ 1.52	$ 1.72	$ 1.59	$ 0.98	$ (0.54)	$ 1.35
Discontinued operations	-	-	0.18	(0.69)	(0.37)	(0.28)
Cumulative effect of accounting
change	-	-	0.03	-	-	-
Net income	$ 1.52	$ 1.72	$ 1.80	$ 0.29	$ (0.91)	$ 1.07

FINANCIAL POSITION AT
YEAR END:
Total assets	$ 812,736	$ 773,719	$ 697,235	$ 707,893	$ 790,885	$ 884,825
Long-term debt (including short-
term portion)	$ 301,275	$ 301,341	$ 301,761	$ 316,467	$ 397,402	$ 459,102

SHARE DATA:
Cash dividends declared per
common share	$ 0.24	$ 0.16	$ 0.10	$ 0.08	$ 0.06	$ 0.08

SELECTED QUARTERLY FINANCIAL DATA:
(Unaudited, in thousands except per share data)

	2005 by Quarters
	March	June	September	December	TOTAL

Net sales	$170,247	$178,281	$193,260	$196,255	$738,043
Gross profit	$77,653	$80,026	$83,282	$83,771	$324,732
Net earnings	$11,785	$11,928	$12,917	$10,413	$47,043
Basic net earnings
per common share	$0.39	$0.39	$0.42	$0.35	$1.55
Diluted net earnings
per common share	$0.37	$0.39	$0.42	$0.34	$1.52

	2004 by Quarters
	March	June	September	December	TOTAL
Net sales	$162,012	$165,053	$161,585	$172,135	$660,785
Gross profit	$77,526	$78,074	$76,375	$81,266	$313,241
Net earnings	$12,893	$13,385	$12,043	$14,903	$53,224
Basic net earnings
per common share	$0.43	$0.44	$0.40	$0.49	$1.76
Diluted net earnings
per common share	$0.42	$0.43	$0.39	$0.48	$1.72

MARKET RANGE TRADING RECORD:

	2005		2004
Quarter	High	Low	High	Low
March	$36.05	$30.92	$39.73	$33.66
June	$34.4	$28.12	$35.65	$30.1
September	$33.72	$25.45	$33.78	$26.43
December	$29.5	$25.99	$37.2	$27.55
Closing price December 31	$27.90		$36.10

On March 1, 2006, the closing sales price of MacDermid’s common stock as reported on the New York stock exchange was $29.66. As of March 1, 2006, there were 716 holders of record of our common stock.

DIVIDEND RECORD:

	2005			2004
	Record	Payable	Amount	Record	Payable	Amount
Quarter	Date	Date	Declared	Date	Date	Declared
March	3/18/2005	4/1/2005	$0.06	3/17/2004	4/1/2004	$0.04
June	6/15/2005	7/1/2005	$0.06	6/15/2004	7/1/2004	$0.04
September	9/15/2005	10/3/2005	$0.06	9/15/2004	10/1/2004	$0.04
December	12/15/2005	1/3/2006	$0.06	12/15/2004	1/4/2005	$0.04

The determination of the amount of future cash dividends, if any, to be declared and paid will depend upon, among other things, the Company’s financial condition, results of operations, capital requirements, alternative uses of capital and other factors. MacDermid’s revolving credit facility and bond facilities also have restricted payment covenants which could limit the amount of dividends payable.

DIRECTORS:

Daniel H. Leever, Chairman of the Board and Chief Executive Officer
Robert Ecklin, Partner, Silverspring Ventures, LLC
Donald G. Ogilvie, Retired. Currently Executive in Residence and lecturer, Yale University. Former President and Chief Executive Officer, American Bankers Association
Joseph M. Silvestri, Managing Partner of Citicorp Venture Capital Ltd.
James C. Smith, Chairman of the Board and Chief Executive Officer, Webster Financial Corporation
T. Quinn Spitzer, Jr., Partner of McHugh Consulting

CORPORATE HEADQUARTERS:

MacDermid, Incorporated
1401 Blake Street
Denver, CO 80202
(720) 479-3060

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:

KPMG, LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202-3499

ANNUAL REPORT ON FORM 10-K AND QUARTERLY REPORTS ON FORM 10-Q:

The Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available on MacDermid’s website, http://www.macdermid.com, as soon as reasonably practicable after MacDermid files such report with, or furnishes those reports to, the Securities and Exchange Commission. These reports are also available free of charge by written request to:

Corporate Secretary
MacDermid, Incorporated
245 Freight Street
Waterbury, CT 06702

CERTIFICATIONS:

Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended, certifications of the Chief Executive Officer and Principle Financial Officer are included as exhibits to our Form 10-K for 2005. Additionally, pursuant to Section 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the certifications of the Chief Executive Officer and Principle Financial Officer are included as exhibits to our Form 10-K for 2005. Additionally, pursuant to the New York Stock Exchange (“NYSE”) Listed Company Manual, we have an annual requirement to file a Section 303 12(a) Chief Executive Officer Certification with the NYSE no later than thirty days after our Annual Meeting of Shareholders. We will make the 2005 certification available on our website, http://www.macdermid.com, as soon as reasonably practicable after filing such reports with the NYSE. The Section 303 12(a) Chief Executive Officer Certification for fiscal year 2004 was submitted to the NYSE without any qualifications.

REGISTRAR OF STOCK AND TRANSFER AGENT:

The Bank of New York
Website: https:// stock.bankofny.com
Send email to: Shareowner - svcd@bankofny.com

SHAREHOLDERS' QUESTIONS:

Shareholders with questions concerning non-receipt of dividend checks, obtaining a duplicate 1099 statement, or of a general nature can call 1-877-268-5209 or send a written request to:

The Bank of New York
Shareholder Relations Department - 11E
P.O. Box 11258 - Church Street Station
New York, NY 10286

Shareholders may send certificates for transfer and address changes to:

The Bank of New York
Receive and Deliver Department
P.O. Box 11002 - Church Street Station
New York, NY 10286

A systematic investment service is available to all MacDermid shareholders. The service permits investment of MacDermid, Incorporated dividends and voluntary cash payments in additional shares of MacDermid stock.

MARKET AND DIVIDEND INFORMATION

The common shares of MacDermid, Incorporated are traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “MRD”. Price and shares traded are listed in principal daily newspapers and are supplied by the NYSE. MacDermid’s CUSIP number is 554273 102.

ANNUAL MEETING:

The Annual Meeting of Shareholders will be held on Tuesday, May 2, 2006, at 3:00 pm at MacDermid’s offices at 245 Freight Street in Waterbury, Connecticut.